FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1.	If you are in any doubt as to the action that you should take, please consult your broker, banker, accountant, legal adviser or other professional adviser immediately.

2.	If you have sold or otherwise disposed of all your Gold Fields Shares, this Circular, together with the enclosed form of proxy (gold), should be handed to the purchaser of such Gold Fields Shares or to the broker, banker or agent through whom the disposal was effected.

3.	Certificated Gold Fields Shareholders and Dematerialised Gold Fields Shareholders who have elected “own name” registration through a CSDP who are unable to attend the General Meeting to be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004 at the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, but wish to be represented thereat, must complete the enclosed form of proxy (gold) in accordance with the instructions contained therein and return it to the registered office of Gold Fields at the aforementioned address so as to be received by no later than 9:00 a.m. (South African time) on Friday, December 3, 2004.

4.	Dematerialised Gold Fields Shareholders who hold their Gold Fields Shares through a CSDP or broker, other than those with “own name” registration, and who wish to attend the General Meeting must request their CSDP or broker to provide them with a letter of representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such Dematerialised Gold Fields Shareholders and their CSDP or broker. Such Dematerialised Gold Fields Shareholders must not complete and return the enclosed form of proxy.

(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI            ISIN: ZAE000018123
(“Gold Fields”)

CIRCULAR TO GOLD FIELDS SHAREHOLDERS

relating to:

-	the proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with IAMGold Corporation;

and incorporating:

-	a Notice of General Meeting; and

-	a form of proxy for Certificated Gold Fields Shareholders and “own name” Dematerialised Gold Fields Shareholders.

Date of issue of the Circular: October 29, 2004

NOTICE REGARDING SHAREHOLDER INFORMATION
HOTLINES

Gold Fields has appointed Innisfree M&A Incorporated and Computershare
Investor Services 2004 (Proprietary) Limited as shareholder communication consultants who have established shareholder information hotlines.

If you have any questions regarding the contents of this Circular, including the action you should take in order to cast your vote at the General Meeting, please call the appropriate shareholder information hotline below.

FROM SOUTH AFRICA,
Call Computershare Investor Services 2004 (Proprietary) Limited
Toll Free at: 0800 202 361

OUTSIDE OF SOUTH AFRICA,
Call Innisfree M&A Incorporated:

From Countries in the European Union
Call Toll Free at: 00-800-7710-9971

From the US and Canada
Call Toll Free at: 1-877-687-1871

IF YOU ARE OUTSIDE THE TOLL-FREE AREAS:
Shareholders Call Collect (reverse charges): +1 646-822-7436
Banks and Brokers Call Collect (reverse charges): +1 212-750-5833

HOTLINE HOURS ARE:
8:00 a.m. to 7:00 p.m. local time
in South Africa and countries in the European Union

8:00 a.m. to 9:00 p.m. EST in North America

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

CORPORATE INFORMATION

Company secretary	Transfer secretaries

Cain Farrel	Republic of South Africa
24 St. Andrews Road
Parktown, 2193	Computershare Investor Services 2004
South Africa	(Proprietary) Limited
Ground Floor
Registered office	70 Marshall Street
Johannesburg, 2001
24 St. Andrews Road	(PO Box 61051, Marshalltown, 2107)
Parktown, 2193	South Africa
South Africa
United Kingdom
Lead financial adviser and transaction sponsor
Capita Registrars
Rothschild Inc.	Bourne House
1101 Connecticut Avenue NW	34 Beckenham Road
Seventh Floor	Beckenham
Washington, D.C. 20036	Kent BR3 4TU
United States of America	England

NM Rothschild & Sons (South Africa)	Reporting accountants
(Proprietary) Limited
1st Floor, Kagiso House	PricewaterhouseCoopers Inc.
16 Fricker Road, Illovo	2 Eglin Road
(PO Box 411332, Craighall)	Sunninghill, 2157
Johannesburg, 2024	(Private Bay X36, Sunninghill, 2157)
South Africa	South Africa

Co-financial adviser and sponsor to Gold Fields	Attorneys for the transaction

JP Morgan	Edward Nathan & Friedland (Proprietary) Limited
1 Fricker Road, corner Hurlingham Road	4th Floor, The Forum
Illovo, 2196	2 Maude Street
(PO Box 934, Johannesburg, 2000)	Sandton, 2196
South Africa	South Africa

Co-financial adviser	McCarthy Tetrault LLP
Suite 4700
Goldman Sachs International	Toronto Dominion Bank Tower
13th Floor, The Forum	Toronto, Ontario
2 Maude Street	Canada M5K 1E6
Sandton, 2196
South Africa

Each of Rothschild, JP Morgan and Goldman Sachs International is acting exclusively for Gold Fields and no one else in connection with the Transaction (as defined in this Circular) and will not be responsible to anyone other than Gold Fields for providing the protections afforded to customers of Rothschild, JP Morgan or Goldman Sachs International, as the case may be, or for providing advice in relation to the Transaction or any matter referred to herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular contains forward-looking statements with respect to the financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters relating to Gold Fields and IAMGold Corporation (which is herein referred to, in respect of periods following the completion of the Transaction described herein, as “Gold Fields International”). Statements in this Circular that are not historical facts are “forward-looking statements.”

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields and Gold Fields International, wherever they may occur in this Circular and the schedules to this Circular, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Circular and in the annual reports of Gold Fields and IAMGold Corporation, respectively, filed with the United States Securities and Exchange Commission from time to time. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

-	overall economic and business conditions in South Africa, Ghana, Australia, Mali, Peru, Finland and elsewhere;

-	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

-	the success of exploration and development activities;

-	decreases in the market price of gold;

-	the occurrence of hazards associated with underground and surface gold and other metal mining;

-	the occurrence of labor disruptions;

-	availability, terms and deployment of capital;

-	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

-	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

-	political instability in the countries in which Gold Fields operates and Gold Fields International will operate.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

CHAIRMAN’S LETTER TO GOLD FIELDS SHAREHOLDERS

(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI            ISIN: ZAE000018123
(“Gold Fields”)

October 29, 2004

Dear Shareholder,

Proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with IAMGold Corporation

Your board announced on August 11, 2004 that Gold Fields had reached agreement with IAMGold Corporation (“IAMGold”) concerning the terms on which all of Gold Fields’ subsidiaries assets located outside the Southern African Development Community (the “SADC”) would be combined with the assets of IAMGold. This business combination will be structured as a transfer by Gold Fields subsidiaries of these non-SADC assets to IAMGOLD or its subsidiaries (the “Transaction”), ultimately in consideration for the issuance of new common shares by IAMGold to Gold Fields which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted outstanding equity of IAMGold upon completion of the Transaction. In addition, on or shortly before the completion date of the Transaction (the “Completion Date”), which is expected to be prior to the end of 2004 or early in 2005, IAMGold shareholders of record as of a date to be determined preceding the Completion Date will receive a special cash dividend from IAMGold of Cdn$0.50 per IAMGold common share. In light of the magnitude of the Transaction, Gold Fields wishes to seek the prior approval of its shareholders before concluding the Transaction. Under Canadian corporate and stock exchange requirements, IAMGold is required to obtain the prior approval of its shareholders before the Transaction can be completed.

The purpose of this Circular is to provide you with information on the Transaction, to explain why the directors consider the Transaction to be fair and reasonable for Gold Fields shareholders and in the best interests of Gold Fields and Gold Fields shareholders as a whole, and to recommend that you vote in favour of the resolutions to approve the Transaction to be proposed at the general meeting of Gold Fields shareholders which is being convened for Tuesday, December 7, 2004 (the “General Meeting”). Notice of the General Meeting is set out at the end of this Circular.

On October 18, 2004, Harmony Gold Mining Company Limited (“Harmony”) announced an unsolicited hostile offer for Gold Fields. The offer comprises two stages: an early settlement offer to acquire up to 34.9% of the issued share capital of Gold Fields, and a subsequent offer for the balance of the issued share capital of Gold Fields not acquired under the early settlement offer. The subsequent offer is conditional on, among other things, the Transaction not being implemented, including by reason of it not being approved by Gold Fields shareholders. Your board is evaluating the Harmony proposal and is pursuing certain legal and regulatory challenges including in relation to the validity of the offer. You will shortly receive Gold Fields’ formal response to the Harmony offer.

Background to and Rationale for the Transaction

As I indicated in Gold Fields’ annual report for the year ended June 30, 2004, our non-SADC assets have performed well and we have been able to announce and complete both asset acquisitions and expansions during the last financial year. Gold Fields has now established a significant portfolio of non-SADC assets which produced approximately 1.4 million gold equivalent ounces on an attributable basis for the financial year ended June 30, 2004. As of June 30, 2004, attributable unhedged proved and probable reserves for these assets totalled approximately 14.8 million ounces of gold, attributable measured and indicated mineral resources totalled approximately 20.4 million ounces of gold and additional attributable inferred mineral resources totalled approximately 5.4 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project).

Gold Fields believes that the Transaction presents an opportunity to benefit from IAMGold’s further high quality production of over 400,000 ounces of annualised 2004 gold production. As of December 31, 2003 for the Sadiola and Yatela gold mines in Mali and as of June 30, 2004 for the Tarkwa and Damang gold mines in Ghana, IAMGold had attributable unhedged proved and probable mineral reserves of approximately 4.4 million ounces of gold (comprising approximately 1.9 million ounces of proved and 2.5 million ounces of probable mineral reserves). As of the same date, IAMGold had attributable measured and indicated mineral resources of approximately 5.5 million ounces of gold and additional attributable inferred mineral resources of approximately 3.6 million gold equivalent ounces.

The Transaction will create an entity that is better equipped to compete with international gold companies through more direct access to the international capital and debt markets, thus providing the flexibility to respond more swiftly to acquisition and project development opportunities as they arise. If the Transaction is approved, you can be sure that I will be working with the rest of the management responsible for the non-SADC assets to ensure that we continue to create value for Gold Fields shareholders through both organic and acquisition growth in the enlarged IAMGold after completion of the Transaction.

Upon completion of the Transaction, Gold Fields will own:

-	a 100% shareholding in the unlisted GFI Mining South Africa (Proprietary) Limited (“GFIMSA”).This shareholding is subject to rights held by our partner, Mvelaphanda Gold (Proprietary) Limited, to acquire 15% of GFIMSA. GFIMSA currently owns and operates the Kloof, Beatrix and Driefontein gold mines; and

-	a controlling shareholding of approximately 70% of the outstanding equity of IAMGold on a fully-diluted basis. This will be the exclusive vehicle through which Gold Fields intends to pursue non-SADC growth opportunities for so long as IAMGold is a subsidiary of Gold Fields.

The transfer of Gold Fields’ non-SADC assets to IAMGold, which will remain a separately listed, financially independent company following the completion of the Transaction, should result in further sustained value creation for Gold Fields shareholders as the financial market should benchmark these assets against those of its international peer group. Prior to Harmony’s announcement, IAMGold’s share price had increased by over 50% since the day before the announcement of the Transaction on August 11, 2004. Gold Fields shareholders will retain their exposure to this international value creation through Gold Fields’ majority interest in IAMGold.

Gold Fields’ management will continue to focus on the transformation of the operations of Gold Fields to meet the requirements of the South African Mining Charter and the requirements of effectively operating in Southern Africa while maintaining the necessary operational flexibility to operate in a strong Rand environment. In addition, we will continue to pursue the significant endowment potential that exists below the current infrastructure on the South African operations, as well as pursuing opportunities in the SADC region including our existing activity in the Democratic Republic of Congo and Tanzania. The Transaction will sharpen our focus on Southern Africa as well as in the foreign arena.

The pro forma financial effects of the Transaction on Gold Fields, which are based on Gold Fields’ audited results for the year ended June 30, 2004, are set out in section 4.5 of this Circular. Additional detail is contained in the pro forma condensed consolidated financial statements of Gold Fields set out in schedule H to this Circular.

Outline of the Transaction

The Transaction, which is more fully described in section 2 of this Circular, will involve the transfer to IAMGold and one or more of its wholly-owned subsidiaries of:

-	Gold Fields’ 100% ownership interest in the St. Ives and Agnew gold mines in Australia;

-	Gold Fields’ 71.1% ownership interest in the Tarkwa and Damang gold mines in Ghana;

-	Gold Fields’ 100% interest in the Arctic Platinum Project, an advanced development project in Finland;

-	Gold Fields’ 80.7% economic interest and 92% voting interest in the Cerro Corona Project in Peru (the acquisition of which is subject to completion, but any failure to complete will not affect the number of common shares of IAMGold issuable to Gold Fields in connection with the Transaction);

-	all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of Gold Fields’ subsidiaries, Gold Fields Guernsey Limited and Gold Fields Ghana Holdings Limited as of the Completion Date; and

-	a portfolio of interests in other exploration properties (including the Essakan project in Burkina Faso, the Bibiani project in Western Ghana, the Committee Bay project in the Nunavut Territory in northeastern Canada and the Monte Ollasteddu project in Sardinia, among other projects), approximately US$450 million in cash, cash equivalents and gold bullion, and various investments including securities of companies listed on the Toronto Stock Exchange (the “TSX”), the London Stock Exchange, the Australian Stock Exchange and other markets, as set out in sections 13, 15 and 16 of schedule C to this Circular.

(collectively, the “Acquired Interests”).

The consideration for the Acquired Interests will ultimately consist of 351,690,218 fully paid and non-assessable common shares of IAMGold (representing approximately 70% of IAMGold’s fully-diluted post-Transaction equity). Based on IAMGold’s volume weighted average trading share price over the 20 trading days prior to August 11, 2004, the date of the announcement of the Transaction, the common shares of IAMGold to be issued to Gold Fields in connection with the Transaction had a market value of approximately US$2.1 billion and based on IAMGold’s closing price on October 28, 2004, these common shares had a market value of approximately US$2.6 billion. The number of common shares to be issued by IAMGold will be subject to adjustment based on the total net cash contributed by Gold Fields to the Acquired Companies (as defined in this Circular) and the vendors thereof from June 24, 2004 through to the Completion Date. This adjustment will be made based on the 20 business day volume weighted average trading price of the common shares of IAMGold prior to completion of the Transaction and is capped at US$50 million.

On or shortly before the Completion Date, IAMGold shareholders of record as of a date to be determined preceding the Completion Date will receive a special cash dividend from IAMGold of Cdn$0.50 per IAMGold common share.

Following completion of the Transaction, IAMGold will become a subsidiary of Gold Fields and will be renamed “Gold Fields International Limited” (“Gold Fields International”), becoming the international growth vehicle (outside of the SADC) for Gold Fields. The common shares of Gold Fields International will continue to be listed on the TSX and it is intended that Gold Fields International will seek a listing on the New York Stock Exchange (the “NYSE”) to be effective upon completion of the Transaction, and thereupon Gold Fields International will de-list from the American Stock Exchange (the “AMEX”).

Gold Fields will retain its existing primary listing on the JSE Securities Exchange, South Africa (the “JSE”) and secondary listings on the NYSE, the London Stock Exchange, the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields is also listed on Euronext Brussels.

Gold Fields and certain of its subsidiaries have entered into a definitive agreement with IAMGold dated September 30, 2004 in respect of the Transaction (the “Purchase Agreement”). The Purchase Agreement and certain other agreements which will be entered into between Gold Fields and Gold Fields International upon the completion of the Transaction are summarised in this Circular. The date of completion of the Transaction is expected to be prior to the end of 2004 or early in 2005.

Benefits of the Transaction

The substantial benefits of the Transaction for Gold Fields shareholders can be summarized as follows:

-	the Transaction is expected to create one of the world’s top gold producers (fourth largest in North America and seventh largest in the world), which will become a 70%-owned subsidiary of Gold Fields;

-	Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as certain conditions (including that Gold Fields owns more than 50.1% of Gold Fields International) are complied with;

-	Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable annualised gold production of approximately 2 million ounces of gold at a total cash cost of approximately US$250 per ounce in calendar 2005;

-	Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion), and the expansion of the Tarkwa mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

-	Gold Fields International will have attributable unhedged proved and probable mineral reserves of approximately 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

-	Gold Fields International will have a strong balance sheet with approximately US$450 million in cash, cash equivalents and gold bullion on completion of the Transaction;

-	Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

-	Gold Fields International will have a more diversified geographic base than Gold Fields prior to the Transaction.

South African Reserve Bank Requirements and Anti-Dilution Rights

In order to satisfy certain conditions of the South African Reserve Bank Exchange Control Division (the “SARB”) contained in its approval of the Transaction (further described in section 9.1 on page 69 of this Circular), Gold Fields International will, with effect from the Completion Date, provide Gold Fields with certain anti-dilution rights (the “Anti-Dilution Rights”) which are described in section 6 on page 66 of this Circular. Gold Fields has undertaken that, for so long as required by any South African regulatory authority, it will retain a minimum shareholding of 50.1% in Gold Fields International. Upon completion of the Transaction, Gold Fields will be contractually precluded from selling part of its shareholding in Gold Fields International unless it sells its entire shareholding, any such sale being subject to South African regulatory requirements.

Board and Management

I am delighted to report that Gordon R. Parker has agreed to become Chairman of Gold Fields International. Mr. Parker is a current non-executive director of Gold Fields and the former Chairman and CEO of Newmont Mining Corporation. When the Transaction completes I will resign from my post as Chairman of Gold Fields to become President and Chief Executive Officer of Gold Fields International, while William Pugliese, currently Chairman of IAMGold, will become deputy Chairman of Gold Fields International. Alan Wright, currently Deputy Chairman of Gold Fields, is expected to take over my role as Chairman of Gold Fields. Gold Fields International will initially have a board of 10 directors, with three of the current directors of IAMGold remaining as directors and seven new individuals nominated by Gold Fields being appointed as directors. The Gold Fields’ nominees to the board of Gold Fields International will include my fellow Gold Fields board members Ian Cockerill, Nick Holland and Kofi Ansah, thus ensuring that the new entity continues to benefit from their experience. Mr. Parker, Mr. Ansah and I will resign from the board of Gold Fields but no other immediate changes are anticipated in your board.

Gold Fields International will have a strong and experienced management team from the outset. From among the current Gold Fields management and adviser team, John Munro has agreed to become Chief Operating Officer, Craig Nelsen will become Executive Vice President Exploration and Development, James Komadina will become Senior Vice President Projects and James Aronstein will be appointed General Counsel. Grant Edey, currently the Chief Financial Officer of IAMGold, has agreed to remain with Gold Fields International on an interim basis as Senior Vice President Finance. Other announcements will be made in due course. The management and employees at Gold Fields’ current non-SADC operations will, following the completion of the Transaction, be employed by Gold Fields International or its subsidiaries. On behalf of the board of Gold Fields, I would like to thank all those transferring for their continued commitment to the Gold Fields group.

Conditions Precedent

The Transaction is subject to, among others, the following principal conditions precedent:

-	the approval, to the extent necessary, of any regulatory authorities having jurisdiction over the Transaction, including the JSE and Canadian securities regulators;

-	the approval by a majority of shareholders of Gold Fields (voting in person or by proxy) at the General Meeting;

-	the approval by the required majority of shareholders of IAMGold (voting in person or by proxy) at the special meeting of shareholders of IAMGold to be held to approve the Transaction, including the approval of a change in the name of IAMGold to “Gold Fields International Limited”;

-	the listing of the Consideration Shares (as defined in this Circular) on the TSX and the NYSE (or, failing the NYSE, the AMEX) and confirmation from the TSX and NYSE/AMEX that the Consideration Shares will not be subject to escrow arrangements;

-	obtaining third party consents, releases from certain guarantees and obligations of Gold Fields and its subsidiaries in respect of the Acquired Interests, releases from certain cross-guarantees and obligations relating to the Acquired Interests in favour of Gold Fields or its subsidiaries, and the consent of Mvelaphanda Resources Limited to the assignment to Gold Fields International of Gold Fields’ exploration rights outside of the SADC;

-	no person having acquired beneficial ownership of 20% or more of the outstanding common shares of IAMGold prior to completion of the Transaction;

-	IAMGold entering into an agreement granting to Gold Fields the Anti-Dilution Rights as of and with effect from the Completion Date;

-	the absence of any changes, effects, occurrences or states of facts, other than those affecting the economy and markets generally (including changes to the gold price and currency exchange rates), that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Interests or IAMGold; and

-	obtaining all necessary governmental consents for the Transaction.

Gold Fields has received approval for the Transaction from the SARB on the basis set out in section 9.1 of this Circular.

General Meeting and Action to be Taken

The Transaction is conditional on the approval of Gold Fields shareholders by general resolution. Set out at the end of this Circular is a notice of the General Meeting of Gold Fields shareholders (the “Notice of General Meeting”). The General Meeting will be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004 at the corporate and registered head office of Gold Fields and the resolutions to be considered in connection with the Transaction will be proposed.

Whether or not you intend to be present at the General Meeting, you are encouraged to vote your shares. Your attention is drawn to page 10 of this Circular which explains the actions you should take to attend the General Meeting or to cast your vote by proxy or through your CSDP or broker.

Technical Information Regarding Certain Mining Properties

Technical reports have been prepared for certain of the mining properties which will be owned by Gold Fields International upon completion of the Transaction. These reports have been prepared so as to be consistent with Canadian securities regulations, as well as to comply with the JSE’s requirements. Schedule C to this Circular contains summaries based on these reports; a copy of each full report is available on our website (www.goldfields.co.za) or available to Gold Fields shareholders in hard copy form on request.

IAMGold Directors’ Recommendation to Their Shareholders

IAMGold has appointed RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, as independent adviser to advise the special committee of the board of directors of IAMGold (the “Special Committee”) on the terms of the Transaction. The Special Committee and the directors of IAMGold have received an opinion from RBC in form and substance satisfactory to the Special Committee and the directors of IAMGold that, subject to the assumptions, limitations and qualifications set forth in the opinion, as of September 28, 2004, the consideration under the Transaction is fair from a financial point of view to IAMGold. The board of directors of IAMGold has unanimously recommended (such recommendation to be further set out in a circular which will be mailed to IAMGold’s shareholders) that they vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-law Resolution (each as defined in this Circular) at the special meeting of IAMGold shareholders expected to be held in early December 2004. All the directors of IAMGold who currently hold shares in IAMGold have undertaken to vote in favour of the resolutions required to implement the Transaction.

Gold Fields Directors’ Recommendation

The directors of Gold Fields are of the opinion that the Transaction is fair and reasonable for Gold Fields shareholders and is in the best interests of Gold Fields and Gold Fields shareholders as a whole. Your board has voted unanimously in favour of the Transaction at a meeting of the directors held to consider and approve the Transaction, and the directors recommend that Gold Fields shareholders vote in favour of the resolutions to approve the Transaction set out in the Notice of General Meeting. All the directors and officers of Gold Fields who are currently shareholders of Gold Fields have undertaken to vote in favour of the resolutions required to implement the Transaction.

Contents of this Circular

This Circular is organized as follows: sections 1 and 2 set out a summary of the Transaction including its background, an overview of the assets contributed to Gold Fields International by each of IAMGold and Gold Fields, the benefits of the Transaction for Gold Fields shareholders and the opinion of your board concerning the Transaction; section 3 provides a profile of Gold Fields International following the Completion Date, including information relating to its corporate structure, management, material contracts, attributable mineral reserves and resources and risk factors, and should be read together with the additional information concerning IAMGold and the Acquired Interests set out in schedules A and C, respectively; section 4 provides a profile of Gold Fields following the Completion Date, including its intentions with respect to its shareholding in Gold Fields International and its attributable mineral reserves and resources, and also sets out the pro forma financial effects of the Transaction on Gold Fields based on its audited results for the financial year ended June 30, 2004; sections 5 through 8 contain a description of the material terms and conditions of the purchase agreement between Gold Fields and certain of its subsidiaries and IAMGold in respect of the Transaction, as well as certain related agreements to be entered into between Gold Fields and Gold Fields International upon completion of the Transaction; sections 9 and 10 deal with certain regulatory and stock exchange matters relevant to the Transaction and Gold Fields; and sections 11 through 15 set out certain other required information. The schedules to the Circular contain, among other things, detailed narrative information concerning IAMGold (schedule A), Gold Fields (schedule B) and properties and interests to be held by Gold Fields International following the Completion Date, (schedule C), consolidated financial statements for IAMGold (schedule D), the Acquired Companies (schedule E) and Gold Fields (schedule F), and pro forma consolidated financial statements for Gold Fields International (schedule G) and Gold Fields (schedule H).

I am extremely excited about the prospects for Gold Fields, both internationally through Gold Fields International and in South Africa and the SADC. I am also convinced that the best way that the Gold Fields group will be able to continue its value creation internationally is to build on the platform which will be created by the Transaction. Assuming that you share the board’s enthusiasm for this Transaction, this may be the last time that I address you in my current role as Chairman of Gold Fields. I should like to take this opportunity to say what a privilege it has been to act as Chairman, and to thank all employees, shareholders and other stakeholders for their contributions to Gold Fields. I am confident that you will show Alan Wright the same support and wish him every success as Chairman.

Yours faithfully,

Christopher M T Thompson
Chairman

ACTION REQUIRED BY GOLD FIELDS SHAREHOLDERS

This Circular is important and requires your immediate attention. The action you need to take is set out below. Capitalised terms and certain other terms used below have the meanings ascribed to them in the section entitled “Definitions” commencing on page 15 of this Circular.

If you are in any doubt as to the action that you should take, please consult your broker, banker, accountant, legal adviser or other professional adviser immediately.

Shareholder information hotlines have been established for Gold Fields Shareholders by Innisfree M&A Incorporated, Gold Fields’ shareholder communication consultants, and by Computershare Investor Services 2004 (Proprietary) Limited, Gold Fields’ transfer secretaries in South Africa. See the inside front cover of this Circular for details.

1.	IF YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITHOUT “OWN NAME” REGISTRATION:

1.1	Voting at the General Meeting

You must not complete and return the enclosed form of proxy (gold).

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement between you and your CSDP or broker.

1.2	Attendance and representation at the General Meeting

In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the General Meeting or authorise another person to represent you at the General Meeting and your CSDP or broker will issue the necessary letter of representation authorizing you or your representative to do so.

2.	IF YOU HAVE NOT DEMATERIALISED YOUR GOLD FIELDS SHARES OR YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITH “OWN NAME” REGISTRATION:

2.1	Voting, attendance and representation at General Meeting

You may attend the General Meeting in person.

Alternatively, you may appoint another person to represent you at the General Meeting by completing the enclosed form of proxy (gold) in accordance with the instructions contained therein and returning it to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by not later than 9:00 a.m. (South African time) on Friday, December 3, 2004.

2.2	If you wish to dematerialise your Gold Fields Shares, please contact your broker.

3.	IF YOU HAVE DISPOSED OF YOUR GOLD FIELDS SHARES:

If you have sold or otherwise disposed of all your Gold Fields Shares, this Circular, together with the enclosed form of proxy (gold), should be handed to the purchaser of such Gold Fields Shares or the broker, banker or agent through whom the disposal was effected.

Page
SCHEDULE I – DIRECTLY ACQUIRED COMPANIES, LISTED DIRECTLY ACQUIRED INTERESTS AND INDIRECTLY ACQUIRED COMPANIES	I-1
SCHEDULE J – TECHNICAL GLOSSARY	J-1
NOTICE OF GENERAL MEETING	Attached
FORM OF PROXY (Gold)	Enclosed

IMPORTANT DATES AND TIMES

2004
Last day to lodge forms of proxy for the General Meeting to be received by 9:00 a.m. on:	Friday, December 3

General Meeting, to be held at 9:00 a.m. at the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, on:	Tuesday, December 7

Announcement regarding results of General Meeting released on SENS:	Tuesday, December 7

Press announcement regarding results of General Meeting published on:	Wednesday, December 8

Notes:

1.	Capitalised terms used on this page have the meanings ascribed to them in the section entitled “Definitions” commencing on page 15 of this Circular.

2.	All times shown in this Circular are South African local times unless otherwise indicated.

3.	Any changes to the above dates and times will be advised by notification in the press and over SENS.

4.	Copies of this Circular, available in English only, may be obtained from Gold Fields Limited or its transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited or Capita Registrars, at their respective addresses set out on page 1 of this Circular.

DEFINITIONS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms may not conform to the defined terms used in the schedules to this Circular.

“Abosso” means Abosso Goldfields Limited, a subsidiary of GF Ghana Holdings incorporated under the laws of Ghana.

“Acquired Companies” means the Directly Acquired Companies and the Indirectly Acquired Companies collectively and “Acquired Company” means each of the Acquired Companies individually.

“Acquired Interests” means, subject to any Structure Changes, (i) all of the outstanding shares of Orogen, (ii) all of the outstanding shares of the GFG Directly Held Companies which as at the date hereof are held by GF Guernsey, (iii) all of the Listed Directly Acquired Interests, (iv) all of the outstanding shares of the Ghana JV Companies which as at the date hereof are held by GF Ghana Holdings and all interests in intercompany loans or other advances made by GF Ghana Holdings to GF Ghana Limited, (v) all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date, (vi) the Indirectly Acquired Companies and (vii) the Listed Indirectly Acquired Interests, collectively.

“Acquisition Proposal” means any inquiry or proposal concerning a transaction other than the Transaction regarding (i) in the case of IAMGold, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalisation, reorganisation, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGold, or (ii) in the case Gold Fields, any transaction (other than certain permitted public market transactions) which would or could result in the acquisition by any person, other than a Gold Fields Group Company, of any or any part of the Acquired Interests.

“Amendment Resolution” means the special resolution of the IAMGold Shareholders authorizing IAMGold to amend its articles to change the name of IAMGold to “Gold Fields International Limited”.

“AMEX” means the American Stock Exchange, Inc.

“AngloGold” means AngloGold Ashanti Limited, a corporation existing under the laws of South Africa.

“Anti-Dilution Agreement” means the anti-dilution agreement to be entered into between Gold Fields and Gold Fields International as of and with effect from the Completion Date, the form of which is attached as a schedule to the Purchase Agreement.

“Anti-Dilution Resolution” means the resolution of the IAMGold Shareholders approving the entering into by Gold Fields International of the Anti-Dilution Agreement and the issue of GFI Shares to Gold Fields from time to time pursuant to the anti-dilution rights granted to Gold Fields thereunder.

“Arctic Platinum Project” or “APP” means the development project in Finland in which Gold Fields has a 100% interest, as more particularly described in section 10.1 of schedule C to this Circular.

“AU$” means Australian dollars.

“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of the province of Ontario, Canada.

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or Johannesburg, South Africa.

“By-Law Resolution” means the resolution of the IAMGold Shareholders confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold.

“CBCA” means the Canada Business Corporations Act, as amended.

“Cdn$” means Canadian dollars.

“Cerro Corona Project” or “Cerro Corona” means the development project in Peru in relation to which Gold Fields has entered into a share purchase agreement to acquire an 80.7% economic and 92% voting interest (the acquisition of which is subject to completion), as more particularly described in section 9.1 of schedule C to this Circular.

“Certificated Gold Fields Shareholders” means shareholders whose Gold Fields Shares are evidenced by share certificates or other documents of title which have not been dematerialised for purposes of STRATE.

“CIM Standards” means the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves — Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000.

“Circular” means this document dated October 29, 2004, including the schedules, the Notice of General Meeting and the enclosed form of proxy.

“CMA” means the Common Monetary Area, the member states of which are Lesotho, Namibia, South Africa and Swaziland.

“Completion Date” means the later of (i) a date not later than January 5, 2005 designated by Gold Fields, and (ii) eight business days following the date on which the Transaction closes in escrow.

“Consideration Shares” means the IAMGold Shares to be issued to Gold Fields and its subsidiaries in connection with the Transaction, being 351,690,218 fully paid and non-assessable IAMGold Shares and the additional number of fully paid and non-assessable IAMGold Shares determined in accordance with the Subsequent Subscription Adjustment.

“CSDP” means a Central Securities Depository Participant.

“dematerialisation” means the process whereby ownership in securities ceases to be evidenced by tangible share certificates or other documents evidencing title and is instead evidenced by electronic records for purposes of STRATE and “dematerialise” has a corresponding meaning.

“Dematerialised Gold Fields Shareholders” means Shareholders whose Gold Fields Shares have been dematerialised for purposes of STRATE.

“Directly Acquired Companies” means Orogen, the GFG Directly Held Companies and the Ghana JV Companies collectively and “Directly Acquired Company” means each of the Directly Acquired Companies individually.

“Escrow Date” means a date not later than December 15, 2004, being the date by which IAMGold and Gold Fields shall close the Transaction in escrow, provided that either IAMGold or Gold Fields is entitled to unilaterally extend the Escrow Date to a date not later than December 21, 2004.

“Escrow Time” means 9 a.m. (Toronto time) on the Escrow Date.

“GAAP” means generally accepted accounting principles.

“General Meeting” means the general meeting of the Gold Fields Shareholders to be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004 at the registered office of Gold Fields, being 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, including any adjournments and postponements thereof.

“GF Ghana Holdings” means Gold Fields Ghana Holdings Limited, a wholly-owned subsidiary of GF Guernsey incorporated under the laws of the Isle of Guernsey.

“GF Ghana Limited” means Gold Fields Ghana Limited, a subsidiary of GF Ghana Holdings incorporated under the laws of Ghana.

“GF Guernsey” means Gold Fields Guernsey Limited, a wholly-owned subsidiary of GFLMS incorporated under the laws of the Isle of Guernsey.

“GFG Directly Held Companies” means the companies listed in part 2 of section 1 of schedule I to this Circular.

“GFI Board of Directors” means the board of directors of Gold Fields International.

“GFI Shares” means common shares of Gold Fields International and any other shares of Gold Fields International which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of Gold Fields International and in its assets upon liquidation or winding-up to an unlimited degree.

“GFLMS” means GFL Mining Services Limited, a wholly-owned subsidiary of Gold Fields incorporated under the laws of South Africa.

“Ghana JV Companies” means GF Ghana Limited and Abosso collectively.

“Golden Star” means Golden Star Resources Ltd., a corporation existing under CBCA.

“Gold Fields” means Gold Fields Limited, a corporation incorporated under the laws of South Africa, where the context requires, together with its subsidiaries and, where a Gold Fields ownership interest is described, such term means ownership by one or more subsidiaries of Gold Fields.

“Gold Fields Board of Directors” means the board of directors of Gold Fields.

“Gold Fields Group” means, without duplication, Gold Fields, GFLMS, the Vendors and the Acquired Companies collectively and “Gold Fields Group Company” means each member of the Gold Fields Group individually.

“Gold Fields International” means IAMGold upon the completion of the Transaction which, assuming the Amendment Resolution is passed at the IAMGold Meeting, will change its name to “Gold Fields International Limited”.

“Gold Fields Permitted Transactions” means certain proposed transactions disclosed in writing by Gold Fields to IAMGold concurrently with the execution of the Purchase Agreement.

“Gold Fields Shareholders” means the holders of Gold Fields Shares.

“Gold Fields Shares” means the ordinary shares which Gold Fields has issued or is authorised to issue.

“IAMGold” means IAMGold Corporation, a corporation incorporated under the CBCA.

“IAMGold Board of Directors” means the board of directors of IAMGold.

“IAMGold Group” means IAMGold and the IAMGold Subsidiaries collectively and “IAMGold Group Company” means each member of the IAMGold Group individually.

“IAMGold Meeting” means the special meeting of IAMGold Shareholders expected to be held in early December 2004, including any adjournments and postponements thereof.

“IAMGold Notice of Meeting” means the notice of the IAMGold Meeting sent to IAMGold Shareholders.

“IAMGold Permitted Transactions” means certain proposed transactions disclosed in writing by IAMGold to Gold Fields concurrently with the execution of the Purchase Agreement.

“IAMGold Share Incentive Plan” means the share incentive plan of IAMGold, consisting of a share purchase plan, a share option plan and a share bonus plan, pursuant to which IAMGold Shares may be issued to officers, directors, employees and consultants of IAMGold and the IAMGold Subsidiaries.

“IAMGold Shareholders” means the holders of IAMGold Shares.

“IAMGold Shares” means the common shares in the capital of IAMGold.

“IAMGold Significant Interest Companies” means, collectively, SEMOS, SADEX, YATELA and Kenieba Exploration Company Limited, a corporation existing under the laws of the British Virgin Islands and

“IAMGold Significant Interest Company” means each of the IAMGold Significant Interest Companies individually.

“IAMGold Subsidiaries” means, collectively, (i) AGEM Ltd., IAMGold South America Corporation Ltd. and Repadre International Corporation, each of which is a corporation existing under the laws of the Commonwealth of Barbados, (ii) Repadre Capital (BVI) Inc., Repadre Ventures (BVI) Inc. and Repadre Finance (BVI) Inc., each of which is a corporation existing under the laws of the British Virgin Islands, (iii) IAMGold Mali SARL, a corporation existing under the laws of Mali, (iv) IAMGold Ecuador S.A., a corporation existing under the laws of Ecuador, (v) IAMGold Argentina S.A., a corporation existing under the laws of Argentina, (vi) IAMGold Brazil S.A., a corporation existing under the laws of Brazil, (vii) Repadre Capital Inc., a corporation existing under the laws of the state of Nevada and (viii) Mutual Ghana Ltd., a corporation existing under the laws of Ghana and “IAMGold Subsidiary” means each of the IAMGold Subsidiaries individually.

“IFRS” means International Financial Reporting Standards.

“Indirectly Acquired Companies” means the companies listed in section 3 of schedule I to this Circular collectively and “Indirectly Acquired Company” means each of the Indirectly Acquired Companies individually.

“ITA” means the Income Tax Act (Canada), as amended.

“JSE” means the JSE Securities Exchange, South Africa.

“JORC Code” means the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia, which has been accepted for use in Canada under NI 43-101.

“King Report” means the King Report on Corporate Governance for South Africa – 2002.

“Laws” means all laws, including common law, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of (a) any federal, provincial, state, foreign or other government, (b) any other governmental entity or authority (including any securities commission or other securities regulatory authority and any court or arbitrator) having jurisdiction and (c) in respect of each of Gold Fields and IAMGold, the stock exchanges on which any of its securities are listed.

“Listed Acquired Interests” means the Listed Directly Acquired Interests and Listed Indirectly Acquired Interests collectively and “Listed Acquired Interest” means each of the Listed Acquired Interests individually.

“Listed Directly Acquired Interests” means all of the outstanding securities of certain companies which are held by GF Guernsey, being those companies listed in section 2 of schedule I to this Circular collectively.

“Listed Indirectly Acquired Interests” means the securities of any entity which are held by any of the Acquired Companies and which are listed or posted for trading on any stock exchange or market.

“material adverse effect” means

(a)	in relation to the Acquired Companies, a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired Companies taken as a whole; (iii) resulting from changes in the price of gold; (iv) relating to currency exchange rates; or (v) arising from the announcement or implementation of any of the Gold Fields Permitted Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in Gold Fields’ interest in any joint venture material to the Acquired Companies taken as a whole, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in writing by Gold Fields to IAMGold concurrently with the execution of the Purchase Agreement shall be deemed not to have a material adverse effect; and

(b)	in relation to IAMGold, a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the IAMGold Group taken as a whole, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the IAMGold Group, taken as a whole; (iii) resulting from changes in the price of gold; (iv) relating to currency exchange rates; (v) which is a change in the trading price of the publicly traded securities of IAMGold immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated by the Purchase Agreement; or (vi) arising from the announcement or implementation of the IAMGold Permitted Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in (a) IAMGOLD’s interest in any IAMGOLD Significant Interest Company or joint venture material to IAMGOLD, (b) IAMGOLD’s entitlements pursuant to the royalty agreement effective September 30, 2003 between Repadre Capital Corporation (of which IAMGold is the successor by amalgamation), Aber Diamond Corporation and Diavik Diamond Mines Inc. or (c) IAMGOLD’s entitlements by agreement, arrangement or understanding to royalties on mineral properties taken as a whole, in each case whether as a result of an exercise of purchase, pre-emptive or termination rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in writing by IAMGold to Gold Fields concurrently with the execution of the Purchase Agreement shall be deemed not to have a material adverse effect.

“Mvela Exploration Agreement” means the agreement between GFLMS and Mvela Resources which became effective March 1, 2002, as more particularly described in section 3.10 of this Circular.

“Mvela Gold” means Mvelaphanda Gold (Proprietary) Limited, a wholly-owned subsidiary of Mvela Resources.

“Mvela Resources” means Mvelaphanda Resources Limited, a South African mining and exploration company whose ordinary shares are listed on the JSE.

“Mvela Resources Novation Agreement” means an agreement to be entered into by IAMGold, GFLMS and Mvela Resources providing for the assignment to IAMGold of the rights and the assumption by IAMGold of the obligations of GFLMS under the Mvela Exploration Agreement to the extent that they relate to properties outside the SADC, which agreement shall be effective as of the Completion Date and shall be acceptable to each of IAMGold and Gold Fields acting reasonably.

“Net Cash Subscription Amount” means the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from and after June 24, 2004 through to the Completion Date net of any and all dividends or other distributions made from the Acquired Companies or the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees paid in the ordinary course of business, provided that such Net Cash Subscription Amount may not exceed US$50 million in the aggregate.

“Newmont” means Newmont Mining Corporation, a corporation existing under the laws of the state of Delaware.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“Notice of General Meeting” means the notice of the General Meeting sent to Gold Fields Shareholders together with this Circular.

“NPV” means net present value.

“NYSE” means the New York Stock Exchange.

“Orogen” means Orogen Holding (BVI) Limited, a corporation incorporated under the laws of the British Virgin Islands.

“Purchase Agreement” means the purchase agreement dated September 30, 2004 between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey, providing for the Transaction.

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

“Registration Rights Agreement” means the registration rights agreement to be entered into between Gold Fields and Gold Fields International as of and with effect from the Completion Date, the form of which is attached as a schedule to the Purchase Agreement.

“Relationship Agreement” means the relationship agreement to be entered into between Gold Fields and Gold Fields International as of and with effect from the Completion Date, the form of which is attached as a schedule to the Purchase Agreement.

“SA cents” means South African cents.

“SADC” means the Southern African Development Community, the member states of which are Angola, Botswana, the Democratic Republic of Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, Swaziland, United Republic of Tanzania, Zambia and Zimbabwe.

“SADEX” means Sadiola Exploration Limited, a corporation existing under the laws of the British Virgin Islands.

“SARB” means the South African Reserve Bank Exchange Control Division.

“SARB Conditions” means the conditions set out in a letter from the SARB to the Chief Financial Officer of Gold Fields dated July 26, 2004 and a letter from the Chief Financial Officer of Gold Fields to the SARB dated July 22, 2004, that among other things: (i) at all times Gold Fields will retain a minimum of 50.1% ownership in Gold Fields International; (ii) Gold Fields International will maintain directly or through subsidiaries a minimum 50.1% ownership in any acquisition or project that it acquires after the Completion Date; (iii) any financial arrangements related to transactions referred to in (ii) will be non-recourse to South Africa; and (iv) Gold Fields will report to the SARB after any transaction referred to in (ii) giving full details of the acquisition and the financing mechanisms, as such conditions are more fully described on page 69 in section 9.1 of this Circular.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators and CDS Inc.

“SEMOS” means La Société d’Exploitation des Mines d’Or de Sadiola S.A., a corporation existing under the laws of Mali.

“SENS” means the Securities Exchange News Service.

“Share Incentive Plan Resolution” means the resolution of the IAMGold Shareholders approving an increase in the number of IAMGold Shares issuable pursuant to the share option plan comprising part of the IAMGold Share Incentive Plan.

“Share Issue Resolution” means the resolution of the IAMGold Shareholders approving the issue of the Consideration Shares in connection with the Transaction.

“Snowden” means Snowden Mining Industry Consultants.

“South African Regulatory Requirements” means any requirement as to the share ownership interest of Gold Fields and its affiliates in Gold Fields International imposed by the South African government or any South African governmental entity or regulatory authority.

“Special Committee” means the special committee of the IAMGold Board of Directors established to consider, among other things, the Transaction.

“Special Dividend” means the special cash dividend in the amount of Cdn$0.50 per IAMGold Share to be paid on or shortly before the Completion Date to IAMGold Shareholders of record at the close of business on a date to be determined preceding the Completion Date, which dividend and record date will be declared at the Escrow Time.

“SRK Consulting” means Steffen, Robertson and Kirsten (UK) Limited, Steffen, Robertson and Kirsten (Australia) (Proprietary) Limited and Steffen, Robertson and Kirsten (South Africa) (Pty) Limited collectively.

“STRATE” means STRATE Limited, which operates the clearing and settlement system used by the JSE.

“Structure Changes” means modifications to the structure of the Transaction as such structure is set out in the Purchase Agreement and the incorporation into the Transaction of additional elements or refinements that Gold Fields is entitled to make from time to time, pursuant to the terms of the Purchase Agreement, upon written notice to IAMGold and subject to certain conditions being met as further described in this Circular.

“Subsequent Subscription Adjustment” means the number of IAMGold Shares resulting from the division of the Net Cash Subscription Amount by the volume weighted average trading price of the IAMGold Shares quoted on the TSX, converted into US dollars at the average daily noon rate of exchange for Canadian dollars to US dollars quoted by the Bank of Canada, in each case over the 20 business days immediately preceding the Completion Date.

“subsidiary” means, in respect of any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person or otherwise direct the management or policies of such person by contract or otherwise and “subsidiaries” means all such persons collectively.

“Superior Proposal” means a bona fide unsolicited Acquisition Proposal received by IAMGold after the date of the Purchase Agreement (a) that is not conditional on obtaining financing, and (b) in respect of which the directors of IAMGold have determined in good faith, after consultation with and receiving advice from, as appropriate, their financial, legal and other advisers, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction (i) which is superior, from a financial point of view, to IAMGold and/or the IAMGold Shareholders to the Transaction (and IAMGold shall have received a written opinion from its financial advisers substantially to such effect), or (ii) the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be more likely to result in the performance by the directors of IAMGold of their fiduciary obligations under applicable Laws.

“Transaction” means the acquisition by IAMGold or one or more wholly-owned subsidiaries thereof of the Acquired Interests from Gold Fields’ subsidiaries and the issue by IAMGold of the Consideration Shares to Gold Fields and its subsidiaries ultimately as consideration therefor, resulting in the acquisition by IAMGold of the assets of Gold Fields located outside of the SADC.

“Transaction Documents” means the Purchase Agreement, the Anti-Dilution Agreement, the Registration Rights Agreement and the Relationship Agreement collectively.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“US GAAP” means United States GAAP.

“US$” or “US dollars” means United States dollars.

“Vendors” means those Gold Field Group Companies that transfer Acquired Companies or Listed Acquired Interests to IAMGold or its subsidiaries in connection with the Transaction.

“Wheaton River” means Wheaton River Minerals Ltd., a corporation existing under the laws of the province of Ontario, Canada.

“YATELA” means Yatela Exploitation Company Limited, a joint venture corporation existing under the laws of Mali.

PRESENTATION OF FINANCIAL INFORMATION

IFRS Financial Statements

As a company incorporated in South Africa, Gold Fields prepares audited consolidated annual financial statements and unaudited consolidated quarterly financial statements in accordance with IFRS and South African GAAP. These financial statements are distributed to shareholders and are submitted to the JSE, as well as the London Stock Exchange, the NYSE, the Premier Marché of Euronext Paris and the SWX Swiss Exchange and are submitted to the SEC on Form 6-K. The financial information for Gold Fields prepared in accordance with IFRS included in this Circular has been extracted without adjustment from the audited consolidated financial statements of Gold Fields for the years ended and as at June 30, 2002, 2003 and 2004.

For the purposes of this Circular, the pro forma historical financial information for the Acquired Interests has been prepared in accordance with IFRS.

Canadian GAAP Financial Statements

IAMGold prepares its financial statements in accordance with Canadian GAAP. The financial information for IAMGold included in this document has been extracted without adjustment from the audited consolidated financial statements of IAMGold for the years ended and as at December 31, 2001, 2002 and 2003 and the unaudited consolidated financial statements of IAMGold for the six months ended June 30, 2003 and 2004. Canadian GAAP differs in certain respects from IFRS. For a reconciliation of the consolidated financial information of IAMGold for the three years ended and as at December 31, 2001, 2002 and 2003 and the six months ended and as at June 30, 2004 from Canadian GAAP to IFRS as applied by Gold Fields, see schedule D to this Circular.

US GAAP Financial Statements

Gold Fields also prepares audited consolidated annual financial statements under US GAAP. IAMGold reconciles the shareholders’ funds and the profit/loss attributable to IAMGold shareholders from Canadian GAAP to US GAAP. These US GAAP financial statements and US GAAP reconciled financial statements are included in Gold Fields’ annual report on Form 20-F and IAMGold’s annual report on Form 40-F, filed with the SEC. Gold Fields’ and IAMGold’s respective filings with the SEC of annual reports on Form 20-F and Form 40-F and reports on Form 6-K are available to the public for inspection.

EXCHANGE RATES

Unless otherwise specified, financial information relating to Gold Fields contained in this Circular is expressed in Rand. Certain financial information relating to Gold Fields contained in this Circular originated in US dollars or Australian dollars. Financial information for the Acquired Interests was prepared in Rand and has been converted for convenience into US dollars.

Unless otherwise specified, financial information relating to IAMGold contained in this Circular is expressed in US dollars.

The following table sets out certain relevant rates of exchange in effect on October 22, 2004 as well as at the end of the periods indicated and the average rates of exchange during such periods.

					6 months
					ended
		12 months ended December 31			June 30	12 months ended June 30
Rate or	October
Average(1)	22, 2004	2003	2002	2001	2004	2004	2003	2002
Rand Exchange Rates:
Rand/US$
Rate	6.21	6.65	8.69	12.08	6.30	6.30	7.79	10.36
Average		7.54	10.51	8.60	6.67	6.90	9.07	10.19
Rand/Cdn$
Rate	4.99	5.15	5.51	7.60	4.68	4.68	5.78	6.86
Average		5.38	6.68	5.56	4.99	5.12	5.55	6.45
Rand/AU$
Rate	4.60	4.99	4.95	6.17	4.41	4.41	5.16	5.51
Average		4.90	5.70	4.46	4.94	4.92	5.29	5.82
US Dollar Exchange Rates:
US$/Rand
Rate	0.16	0.15	0.12	0.08	0.16	0.16	0.13	0.10
Average		0.13	0.10	0.12	0.15	0.14	0.11	0.10
US$/Cdn$
Rate	0.80	0.77	0.63	0.63	0.74	0.74	0.74	0.66
Average		0.71	0.64	0.65	0.75	0.74	0.66	0.64
US$/AU$
Rate	0.74	0.75	0.57	0.51	0.69	0.70	0.66	0.53
Average		0.65	0.54	0.52	0.74	0.71	0.58	0.57
Canadian Dollar Exchange Rates:
Cdn$/US$
Rate	1.24	1.29	1.58	1.59	1.35	1.35	1.35	1.51
Average		1.40	1.57	1.55	1.34	1.34	1.51	1.57
Cdn$/Rand
Rate	0.20	0.19	0.18	0.13	0.21	0.21	0.17	0.15
Average		0.19	0.15	0.18	0.20	0.20	0.18	0.16
Cdn$/AU$
Rate	1.09	1.03	1.11	1.23	1.08	1.08	1.11	1.17
Average		1.10	1.17	1.25	1.01	1.05	1.14	1.22

(1)	“Rate” indicates the rate of exchange in effect on the date or at the end of the period indicated, as the case may be. “Average” indicates the average rate of exchange during the period indicated.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This Circular (including the schedules hereto) uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognised and required by Canadian regulations, the United States Securities and Exchange Commission does not recognise them. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)

Share code: GFI       ISIN: ZAE000018123

Directors
C MT Thompson (Chairman, Canadian)*	G R Parker (USA)*
A J Wright (Deputy Chairman)*	R L Pennant-Rea (UK)*
I D Cockerill (CEO, UK)	P J Ryan*
K Ansah (Ghanaian)*	T M G Sexwale*
G J Gerwel*	B R van Rooyen*
N J Holland (CFO, UK)	C I von Christierson*
J M McMahon (UK)*
* Non-executive

CIRCULAR TO SHAREHOLDERS

1. TRANSACTION SUMMARY

It is proposed that Gold Fields’ assets located outside of the SADC will be transferred to IAMGold or one or more of its wholly-owned subsidiaries ultimately in consideration for newly issued IAMGold Shares. Upon completion of the Transaction, Gold Fields will receive 351,690,218 IAMGold Shares (subject to adjustment as hereunder provided) representing approximately 70% of the fully diluted outstanding equity of IAMGold upon completion of the Transaction with existing IAMGold Shareholders holding the balance of the then outstanding IAMGold Shares. In addition, on or shortly before the Completion Date, IAMGold Shareholders of record as of a date to be determined preceding the Completion Date will receive a special cash dividend from IAMGold of Cdn$0.50 per IAMGold Share, which dividend and record date will be declared at the Escrow Time. On completion of the Transaction, IAMGold will be renamed “Gold Fields International Limited”.

The proposed Transaction will involve the transfer to IAMGold or one or more wholly-owned subsidiaries of IAMGold of Gold Fields’ ownership interests in its non-SADC assets through the transfer of all of the Acquired Interests including (i) 100% interests in the St. Ives gold mine and the Agnew gold mine in Australia, an 80.7% economic and 92% voting interest in the Cerro Corona Project in Peru (the acquisition of which is subject to completion), a 100% interest in the Arctic Platinum Project in Finland and a portfolio of other exploration properties and investments, (ii) a 71.1% interest in and claims on loan account against GF Ghana Limited, which owns and operates the Tarkwa mine in Ghana, (iii) a 71.1% interest in Abosso, which owns and operates the Damang mine in Ghana, and (iv) all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date.

The number of IAMGold Shares to be issued will be subject to adjustment based on the total cash contributed by Gold Fields to the Acquired Companies and the Vendors from June 24, 2004 through to the Completion Date. This adjustment will be made based on the 20 business day volume weighted average trading price of the IAMGold Shares immediately preceding the Completion Date and is capped at US$50 million.

2. THE TRANSACTION

     2.1 Background

In line with its objective to create value for shareholders, Gold Fields has for some time been considering the establishment of a separately listed international vehicle to hold its non-SADC assets and had identified IAMGold as an attractive candidate for such a transaction. In April, 2004 IAMGold and Wheaton River entered into an arrangement agreement concerning a business combination between IAMGold and Wheaton River. After the announcement of the entering into of the arrangement agreement with Wheaton River, IAMGold became the subject of an unsolicited offer from Golden Star to purchase the outstanding IAMGold Shares. The business combination of IAMGold and Wheaton River did not proceed. Upon the announcement of the Golden Star Offer, a Special Committee of the IAMGold Board of Directors, which had been originally formed to consider the Golden Star offer, was subsequently mandated to explore alternative transactions to the Golden Star offer, with the assistance of RBC as financial adviser, and interested parties were invited to submit alternative proposals. As part of this process Gold Fields submitted a proposal to IAMGold and on August 11, 2004 Gold Fields and IAMGold entered into a binding letter of intent (which was subsequently amended on August 27, 2004) and announced their intention to pursue the Transaction. On August 13, 2004, Golden Star announced that it would not extend its offer for the IAMGold Shares. Gold Fields and IAMGold signed the Purchase Agreement on September 30, 2004 to implement the Transaction subject to the satisfaction of certain conditions precedent.

     2.2 Contributions of Each Party

Properties of IAMGold

IAMGold has non-operating interests in four gold operations located in West Africa including minority interests in the Tarkwa and Damang mines in which Gold Fields has a controlling (71.1%) interest. The annualised 2004 gold production of IAMGold is expected to exceed 400,000 ounces of gold. As of December 31, 2003 for the Sadiola and Yatela gold mines and as of June 30, 2004 for the Tarkwa and Damang gold mines, IAMGold had attributable unhedged proved and probable mineral reserves of approximately 4.4 million ounces of gold (comprising approximately 1.9 million ounces of proved and 2.5 million ounces of probable mineral reserves). As of the same date, IAMGold had attributable measured and indicated mineral resources of approximately 5.5 million ounces of gold and additional attributable inferred mineral resources of approximately 3.6 million gold equivalent ounces.

IAMGold’s principal assets consist of the following:

(a)	an indirect 38% interest, through SEMOS, in the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(b)	an indirect 40% interest, through SADEX, in the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela gold mine is located;

(c)	an indirect 18.9% interest, through GF Ghana Limited, in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(d)	an indirect 18.9% interest, through Abosso, in the mineral rights to the Damang concession in Ghana, which is contiguous with the Tarkwa concession, on which the Damang gold mine is located;

(e)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada;

(f)	a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada;

(g)	a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa, as set out commencing on page C-79 in sections 11.4 and 11.5 of schedule C to this Circular;

(h)	exploration properties located in West Africa, South America and Canada, as set out in section 14 of schedule C to this Circular; and

(i)	certain cash and other near-cash investments.

Details of operating mines, royalties and exploration properties are set out in the applicable sections of schedule C to this Circular. Additional information with respect to the business and affairs of IAMGold is set forth generally in schedule A to this Circular and in management’s discussion and analysis of financial condition and results of operations (commencing on page D-1) and the consolidated financial statements of IAMGold (commencing on page D-37) in schedule D to this Circular.

Properties of Gold Fields

Gold Fields will transfer all of its assets located outside of the SADC to IAMGold or one or more of its wholly-owned subsidiaries in connection with the Transaction. The principal assets of Gold Fields which will be transferred to IAMGold are:

(a)	an indirect 71.1% interest, through GF Ghana Limited, in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(b)	an indirect 71.1% interest, through Abosso, in the mineral rights to the Damang concession in Ghana on which the Damang gold mine is located;

(c)	Gold Fields’ 100% ownership interest in the St. Ives gold mine and the Agnew gold mine in Australia;

(d)	Gold Fields’ 100% ownership interest in the Arctic Platinum Project, an advanced development project in Finland;

(e)	Gold Fields’ 80.7% economic and 92% voting interest in the Cerro Corona Project, a development project in Peru (the acquisition of which is subject to completion, but any failure to complete will not affect the number of Consideration Shares issuable to Gold Fields in connection with the Transaction);

(f)	a portfolio of other interests in exploration properties (including the Essakan project in Burkina Faso, the Bibiani project in Western Ghana, the Committee Bay project in the Nunavut Territory in northeastern Canada and the Monte Ollasteddu project in Sardinia, among other projects), and various investments including securities of companies listed on the TSX, the London Stock Exchange, the Australian Stock Exchange and other markets, as set out in sections 13, 15 and 16 of schedule C to this Circular; and

(g)	approximately US$450 million in cash, cash equivalents and gold bullion.

The Transaction will be effected by the transfer to IAMGold and one or more wholly-owned subsidiaries of IAMGold by Gold Fields or a Gold Fields Group Company of its direct or indirect shareholding in the Acquired Companies and the Listed Acquired Interests and all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date.

Details of operating mines, royalties and exploration properties are set out in the applicable sections of schedule C to this Circular. Additional information with respect to the business and affairs of Gold Fields and the Acquired Interests is set forth generally in schedule E to this Circular, in management’s discussion and analysis of financial position and results of operations (commencing on page E-1) and the aggregated historical financial statements of the Acquired Companies (commencing on page E-25) in schedule E to this Circular and in the consolidated financial statements of Gold Fields in schedule F to this Circular.

     2.3 Benefits of the Transaction

The Transaction delivers substantial benefits for Gold Fields Shareholders.

Gold Fields has established a significant portfolio of non-SADC assets which produced approximately 1.4 million gold equivalent ounces on an attributable basis for the financial year ended June 30, 2004. As of June 30, 2004, attributable unhedged proved and probable reserves for these assets totalled approximately 14.8 million ounces of gold, attributable measured and indicated mineral resources totalled approximately 20.4 million ounces of gold and additional attributable inferred mineral resources totalled approximately 5.4 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project). Gold Fields’ non-SADC assets also include exciting near-term development projects.

IAMGold has created a portfolio of non-operating interests, royalties and exploration properties through acquisitions and through exploration activities. Gold Fields believes that the Transaction presents an opportunity to consolidate the respective holdings of Gold Fields and IAMGold in the Tarkwa and Damang mines in Ghana, to combine high quality production in Mali and Australia and to bring together their development and exploration portfolios in a manner which will optimise future investment and project implementation.

The Transaction will create an entity that is better equipped to compete with international gold companies through more direct access to the international capital and debt markets, thus providing the flexibility to respond more swiftly to acquisition and project development opportunities as they arise.

The transfer of Gold Fields’ non-SADC assets into Gold Fields International, which will remain a separately listed, financially independent company, presents an opportunity for sustained value creation for Gold Fields if, as expected, the financial market benchmarks the assets of Gold Fields International against those of its international peer group. The creation of an international vehicle with (i) a geographically diversified production and reserve/resources base, with significant prospects for organic growth as well as growth through both exploration and acquisition, (ii) a strong cash position and balance sheet, (iii) the strength and depth of an experienced management team and board of directors, and (iv) sufficient critical mass to attract broad investment sponsorship and support, should position Gold Fields International as an attractive equity investment in the global markets.

Although each of Gold Fields and Gold Fields International will be required to comply with the SARB Conditions and the terms and conditions of the Anti-Dilution Agreement, the Relationship Agreement and the Registration Rights Agreement, it is anticipated that Gold Fields International will be a self-standing and financially independent entity, positioned to continue to grow independently of financial or other support from Gold Fields in South Africa, or from other South African funding sources. Gold Fields, as the majority shareholder, will work with the management of Gold Fields International and for so long as it is controlled by Gold Fields, Gold Fields International will be Gold Fields’ vehicle for international growth outside of the SADC. Although Gold Fields will initially contribute approximately US$450 million in cash, cash equivalents and gold bullion to Gold Fields International, in the future it is expected that cash generated by the Gold Fields assets in South Africa will be available to Gold Fields to invest in the SADC. For a discussion of the terms of the SARB Conditions, see section 9.1 on page 69 of this Circular. For additional details concerning the Anti-Dilution Agreement, the Relationship Agreement and the Registration Rights Agreement, see sections 6, 7 and 8, respectively, commencing on page 66 of this Circular.

In summary, for Gold Fields Shareholders:

–	the Transaction is expected to create one of the world’s top gold producers (fourth largest in North America and seventh largest in the world), which will become a 70%-owned subsidiary of Gold Fields;

–	Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as the SARB Conditions (including that Gold Fields own more than 50.1% of Gold Fields International) are complied with;

– Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable annualised gold production of approximately 2 million ounces of gold at a total cash cost of approximately US$250 per ounce in calendar 2005;

– Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion), and the expansion of the Tarkwa mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

– Gold Fields International will have attributable unhedged proved and probable mineral reserves of approximately 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

– Gold Fields International will have a strong balance sheet with approximately US$450 million in cash, cash equivalents and gold bullion on completion of the Transaction;

– Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

– Gold Fields International will have a more diversified geographic base than Gold Fields prior to the Transaction.

     2.4 Opinion and Support of the Directors of Gold Fields

The Gold Fields Board of Directors is of the opinion that the Transaction is fair and reasonable for Gold Fields Shareholders and in the best interests of Gold Fields and Gold Fields Shareholders as a whole. The Gold Fields Board of Directors has voted unanimously in favour of the Transaction at a meeting of the Gold Fields Board of Directors held to consider and approve the Transaction. The directors of Gold Fields recommend that Gold Fields Shareholders vote in favour of the resolutions to approve the Transaction contained in the attached Notice of General Meeting. All the directors and officers of Gold Fields who are currently Gold Fields Shareholders have undertaken to vote in favour of the resolutions required to implement the Transaction.

     2.5 Gold Fields’ Interest in Gold Fields International

Following the completion of the Transaction, Gold Fields International will be a subsidiary of Gold Fields and Gold Fields is expected to retain a controlling interest in Gold Fields International going forward. In this regard, and as further explained by reference to the SARB Conditions, the Anti-Dilution Agreement to be entered into as of and with effect from the Completion Date provides that for so long as any South African Regulatory Requirements require it, Gold Fields will retain a minimum shareholding of 50.1% in Gold Fields International and will be contractually precluded from selling any part of its shareholding in Gold Fields International unless it sells its entire shareholding in Gold Fields International.

     2.6 Special Dividend

On or shortly before the Completion Date, IAMGold Shareholders of record at the close of business on a date to be determined preceding the Completion Date will receive a special cash dividend from IAMGold of Cdn$0.50 per IAMGold Share (for an aggregate cash dividend of approximately Cdn$72.8 million or approximately Rand 348.2 million) which dividend and record date will be declared at the Escrow Time.

     2.7 Completion of the Transaction

Upon the satisfaction or waiver of the conditions to the completion of the Transaction, including, but not limited to, the approval of the Share Issue Resolution and the Anti-Dilution Resolution (if permitted by the TSX and other stock exchanges and securities regulatory authorities having jurisdiction) and the approval of the Transaction by the Gold Fields Shareholders, IAMGold and Gold Fields will close the Transaction in escrow on the Escrow Date. The completion of the Transaction shall occur during the period between the Escrow Date and the later of:

(a)	a date not later than January 5, 2005 designated by Gold Fields, and

(b)	eight business days following the Escrow Date.

     2.8 Unsolicited Hostile Offer by Harmony Gold Mining Company Limited

On October 18, 2004, Harmony Gold Mining Company Limited (“Harmony”) announced an unsolicited hostile offer for Gold Fields. The offer comprises two stages: an early settlement offer to acquire up to 34.9% of the issued share capital of Gold Fields, and a subsequent offer for the balance of the issued share capital of Gold Fields not acquired under the early settlement offer. The subsequent offer is conditional on, among other things, the Transaction not being implemented, including by reason of it not being approved by Gold Fields shareholders. Your board is evaluating the Harmony proposal and is pursuing certain legal and regulatory challenges including in relation to the validity of the offer. You will shortly receive Gold Fields’ formal response to the Harmony offer

3. PROFILE OF GOLD FIELDS INTERNATIONAL FOLLOWING COMPLETION OF THE TRANSACTION

The following information concerning Gold Fields International following the completion of the Transaction is supplemented, where applicable, by disclosure contained elsewhere in this Circular regarding IAMGold (being Gold Fields International prior to the implementation of the Amendment Resolution) and the Acquired Interests (which will be acquired by IAMGold in connection with the completion of the Transaction). Reference is made in particular to the information set out in schedules A and C of this Circular.

     3.1 General

Upon completion of the Transaction and assuming that the Amendment Resolution is approved, IAMGold will change its name to “Gold Fields International Limited”. The registered office of Gold Fields International will be located in Toronto, Ontario, Canada and certain management services will be performed by a service subsidiary based in Denver, Colorado, U.S.A.

Gold Fields International will have operating interests in six gold operations located in Ghana, Australia and Mali. Summary operating information and details of the mineral reserves are provided in section 3.11 below. Following the completion of the Transaction, Gold Fields International will continue to pursue gold exploration, development and production opportunities internationally, including in the Americas, Africa (outside of the SADC), Australasia, Europe, the former Soviet Union and China. In particular, Gold Fields International will focus on the advancement of its near-term development and production growth opportunities, including the Cerro Corona Project in Peru (the acquisition of which is subject to completion), the Arctic Platinum Project in Finland, the expansion of the Tarkwa mine in Ghana and the St. Ives mine in Australia and on Gold Fields International’s sizeable international exploration portfolio. Subject to the SARB Conditions and other restrictions discussed in this Circular, the envisaged acquisition program and organic exploration and development initiatives will concentrate on maintaining a growth profile for Gold Fields International going forward through the building of a high quality portfolio of large mining assets. In addition, Gold Fields International will have various active and inactive royalty interests in mineral properties located in the Americas and Africa.

For more information regarding the properties of Gold Fields International, including a discussion of production techniques, employee numbers, environmental issues and capital programs, see schedules C, D and F to this Circular. Separate technical reports prepared in accordance with NI 43-101 and to be filed with Canadian securities regulators covering certain of Gold Fields International’s assets will be available on the Gold Fields website (www.goldfields.co.za) or to Gold Fields Shareholders in hard copy form on request. See section 3.11 of this Circular.

     3.2 Corporate Structure

The following chart sets out the corporate structure and summary ownership of Gold Fields International following the completion of the Transaction.

(1)  Approximate direct and indirect shareholdings. Solid lines in this chart indicate direct shareholdings and dotted lines indicate indirect shareholdings.

(2)  The remaining 10% is owned by the Government of Ghana.

(3)  AngloGold indirectly owns 38%, the Government of Mali owns 18% and the International Finance Corporation owns 6%.

(4)  AngloGold indirectly owns 40% and the Government of Mali owns 20%.

(5)  80.7% economic interest, 92% voting interest (subject to completion of the acquisition).

     3.3 Management and Senior Executive Officers

Senior Executive Officers

Following the completion of the Transaction, Gold Fields International’s senior executive officers will include Chris Thompson as President and Chief Executive Officer (currently the Chairman of Gold Fields), John Munro as Chief Operating Officer (currently an Executive Vice President and Head of International Operations for Gold Fields), Craig Nelsen as Executive Vice President Exploration and Development (currently an Executive Vice President Exploration for Gold Fields), Grant Edey on an interim basis as Senior Vice President Finance (currently the Chief Financial Officer of IAMGold), James Komadina as Senior Vice President Projects and James Aronstein as General Counsel. Messrs. Thompson, Munro and Nelsen will resign from their positions with Gold Fields upon completion of the Transaction.

Christopher M T Thompson, 56 (B.A., M.Sc. (Management Studies)) has been a director of Gold Fields since May 1998 and Chairman of the Gold Fields Board of Directors since October 1998. He was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. He has over 35 years of experience in the mining industry. He is also Chairman and member of the executive committee of the World Gold Council, a director of Teck Cominco Corporation (a mining company) and Frontera Copper Corporation (a mining company) and a former director of the South African Chamber of Mines and of Business Against Crime. He will assume the role of President and Chief Executive Officer of Gold Fields International.

John A Munro, 36 (B.Sc. (Chemical Engineering)) has been with Gold Fields since 1998. He became Executive Vice President and Head of International Operations in September 2003, having previously served as Senior Vice President of International Operations, General Manager of Corporate Development and Assistant Manager and Manager of the Property Division of Gold Fields South Africa Limited. He will assume the role of Chief Operating Officer of Gold Fields International.

Craig J Nelsen, 52 (B.A., M.Sc. (Geology)) joined Gold Fields in April 1999 and is currently the Executive Vice President of Exploration of Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated. He will assume the role of Executive Vice President Exploration and Development of Gold Fields International.

Grant A Edey, 55 (B.Sc. (Mining Engineering), M.B.A.) is Vice-President, Finance and Chief Financial Officer of IAMGold. He has previously held mine engineering positions with Inco Limited (a mining company), finance and corporate development positions with Rio Algom Limited (a mining company) and Eldorado Nuclear Limited, and a position with Strathcona Mineral Services Ltd. specializing in economic valuations. From January 1996 to January 2003, he was Vice President, Finance and Chief Financial Officer of Repadre Capital Corporation. He has agreed to act as Senior Vice President Finance of Gold Fields International on an interim basis.

James K Komadina, 48 (B.Sc. (Metallurgical Engineering), M.B.A. (Finance), A.M.P.) will join Gold Fields International as Senior Vice President Projects. He has over 26 years experience in the mining and chemical industries. Prior to joining Gold Fields International he was Executive Officer North America for AngloGold Limited from 1999 to 2003, since which he has been an independent consultant to international mining industry participants.

James K Aronstein, 50 (A.B., Summa Cum Laude, and J.D., Cum Laude), will join Gold Fields International as General Counsel having been in the private practice of law since his graduation from Harvard Law School in 1981. He has 23 years experience representing clients primarily in the hard rock mining business. His practice has focused upon business, contract and commercial law matters and international transactions. Prior to joining Gold Fields International, he was a director of the law firm of Ducker, Montgomery, Lewis & Aronstein, P.C. in Denver, Colorado.

Directors

The GFI Board of Directors will initially consist of 10 individuals following the completion of the Transaction. Three of the current directors of IAMGold will remain as directors of Gold Fields International, and Gold Fields will be entitled to nominate seven new individuals (of whom five are known as of the date of this Circular) to be appointed as directors effective upon the completion of the Transaction.

The following table sets forth, for each member of the proposed GFI Board of Directors following the completion of the Transaction who is known as of the date of this Circular, that individual’s name, municipality of residence, position with Gold Fields International, principal occupation and number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or discretion is currently exercised by each of them.

Number of
Name and Municipality	Positions in Gold Fields	Present Principal Occupation,	IAMGold
of Residence	International	Business or Employment	Shares
Gordon R Parker(1)	Non-executive	Non-executive director of	15,000
Denver, Colorado	Chairman	Gold Fields

William D Pugliese(2)	Non-executive Deputy	Chairman of IAMGold	10,587,529
Aurora, Ontario	Chairman

Christopher M T Thompson(1)	President and Chief	Non-executive chairman	Nil
Denver, Colorado	Executive Officer	of Gold Fields

Ian D Cockerill(1)	Non-executive director	Chief Executive Officer	Nil
Gauteng, South Africa		of Gold Fields

Nicholas J Holland(1)	Non-executive director	Chief Financial Officer	Nil
Gauteng, South Africa		of Gold Fields

Donald K Charter(2)	Non-executive director	Chairman and Chief Executive	2,800
Etobicoke, Ontario		Officer of Dundee Securities Corporation (investment dealer) and Executive Vice President of Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)

Robert A Quartermain(2)	Non-executive director	President of Silver Standard	70,000
Vancouver, British Columbia		Resources Inc. (mining company)

Earl L Wright	Non-executive director	President and Chief Executive Officer	Nil
Denver, Colorado		of AMG Guaranty Trust (trust bank)

Kofi Ansah(1)	Non-executive director	Non-executive director	Nil
Accra, Ghana		of Gold Fields

(1)	Currently a director of Gold Fields. Each of Messrs. Parker, Thompson and Ansah will resign as directors of Gold Fields in connection with the completion of the Transaction.

(2)	Currently a director of IAMGold.

Unless the director’s office is earlier vacated in accordance with the provisions of the CBCA, each director on the GFI Board of Directors will hold office until the conclusion of the next annual meeting of Gold Fields International, or until a successor is otherwise elected or appointed.

Additional details including the principal occupation for the past five years for the nine currently known members of the proposed GFI Board of Directors are as follows:

Gordon R Parker (68)
B.S., M.S., M.B.A.
Non-Executive Chairman

Mr Parker has been a director of Gold Fields since May 1998. He is also a director of Caterpillar Inc. (an earthmoving equipment manufacturer) and Phelps Dodge Corporation (a copper producer). Previously, he was Chairman, President and Chief Executive Officer of Newmont Mining Corporation (a mining company).

William D Pugliese (64)
Non-Executive Deputy Chairman

Mr Pugliese served as Chairman, Chief Executive Officer and a director of IAMGold since its inception in March 1990 to January 2003. In January 2003 he stepped down as Chief Executive Officer of IAMGold but continued as Chairman and a director. He participated directly in the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners. Mr. Pugliese has an extensive business background developed over a period of 25 years as principal shareholder in a number of private companies, including the Fundeco Inc. group of companies.

Christopher M T Thompson (56)
B.A., M.Sc. (Management Studies)
President and Chief Executive Officer

Mr Thompson has been a director of Gold Fields since May 1998 and Chairman of the Gold Fields Board of Directors since October 1998. He was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. He has over 35 years of experience in the mining industry. He is also Chairman and member of the executive committee of the World Gold Council, a director of Teck Cominco Corporation (a mining company) and Frontera Copper Corporation (a mining company) and a former director of the South African Chamber of Mines and of Business Against Crime.

Ian D Cockerill (50)
B.Sc. (Geology) Hons., M.Sc. (Mining)
Non-executive director

Mr. Cockerill has been a director of Gold Fields since October 1999 and became Chief Executive Officer of Gold Fields on July 1, 2002. He was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. He has over 29 years of experience in the mining industry. Prior to joining Gold Fields, he was the Executive Officer for Business Development and African International Operations for AngloGold Limited (a mining company).

Nicholas J Holland (45)
B.Comm., B.Acc., C.A.
Non-executive director

Mr. Holland has been a director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002 his title at Gold Fields changed to Chief Financial Officer. He has 24 years of experience in financial management. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited (a mining company). He is also a director of Rand Refinery Limited, and Teba Bank.

Donald K Charter (48)
B.A. (Economics) Hons., LL.B.
Non-executive director

Mr. Charter was a board member with IAMGold from 1996 to 2001 and subsequently re-joined the IAMGold Board of Directors in 2003 in connection with the business combination of IAMGold and Repadre Capital Corporation which became effective January 1, 2004. Mr. Charter has been associated with the Dundee Group of Companies (financial services companies) since 1996 and holds many roles within those companies. He is Executive Vice President of Dundee Bancorp Inc., Executive Vice President of Dundee Wealth Management Inc., Chairman and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors Inc. Prior to joining Dundee Bancorp Inc., Mr. Charter was a partner at Smith Lyons (a law firm, now Gowling LaFleur Henderson LLP). Mr. Charter sits on the board of a number of companies including Dundee Wealth Management Inc., Dundee Real Estate Investment Trust, Breakwater Resources Ltd. (a mining company), and Glencairn Gold Corporation (mining company).

Robert A Quartermain (49)
B.Sc., M.Sc. (Mineral Exploration)
Non-executive director

Mr. Quartermain joined the IAMGold Board of Directors in 2003 in connection with the business combination of IAMGold and Repadre Capital Corporation which became effective January 1, 2004. A geologist who has worked in grassroots exploration for operating mines, he has been involved in the resource industry for over 25 years. Mr. Quartermain has been President of Silver Standard Resources Inc. (a mining company) since 1985. He has been involved as a director or officer of a number of public resource companies.

Earl L Wright (61)
B.S. (Zoology), M.B.A. (Finance)
Non-executive director

Mr. Wright is the President and Chief Executive Officer of AMG Guaranty Trust, a chartered non-depository trust bank headquartered in Denver, Colorado. Mr. Wright established the Asset Management Group (the predecessor of AMG Guaranty Trust) in 1972 and has been President and Chief Executive Officer since that time.

Kofi Ansah (60)
B.Sc. (Mechanical Engineering), M.Sc. (Metallurgy)
Non-executive director

Mr. Ansah was appointed a director of Gold Fields in April 2004. Since 1999 he has been a consultant in the mining and energy fields in Ghana. Prior to that, he was the Chief Executive of the Minerals Commission of Ghana for 15 years. The Commission is responsible for advising the Ghanaian government on all matters relating to the exploration for and exploitation of all mineral resources in Ghana. He is a director of Metropolitan Insurance Company Limited, Ecobank (Togo) Limited, Aluworks Limited, GF Ghana Limited and Gyata Exploration Limited.

     3.4 Executive Compensation

The proposed remuneration policy of Gold Fields International, which is expected to take effect at or after completion of the Transaction, has been developed based on the advice of international human resources consultants. The proposed policy values high performing results oriented employees who demonstrate innovative and creative thinking. It accordingly strongly supports a pay-for-performance culture and aims to reward top performing individuals exceptionally well.

The three components of the proposed Gold Fields International remuneration package are base salary, short term incentives (annual bonus) and long term incentives (stock based).

Base salaries will be competitive with general United States salary levels for equivalent sized companies and especially comparable multinational mining companies. Standard benefits such as retirement and medical benefits will apply.

The short-term incentive component of Gold Fields International’s executive compensation will consist of an annual incentive bonus under which executives may earn target bonuses of up to 100% of their base pay by meeting pre-set targets. Maximum bonuses payable will be double the target bonuses. The proposed bonus opportunities for each executive at target are set out in the table below. Incentive bonuses will be based on targets approved in advance by the Gold Fields International compensation committee, comprising corporate, operational (where applicable) and personal targets.

Long-term incentives will be based on stock performance to ensure that the interests of the executives are aligned with those of shareholders. The vehicle for the delivery of long term benefits will be the existing IAMGold Share Incentive Plan (as it may be amended pursuant to the Share Incentive Plan Resolution), or the payment of bonuses based on the performance of the Gold Fields International share price, or a combination of both. For details of the IAMGold Share Incentive Plan, see section 4.1 of schedule A to this Circular. Proposed initial grants to executives (other than Grant Edey whose position as Senior Vice President Finance of Gold Fields International will be on an interim basis only) are set out in the table below.

				Share
		Annual	On-Target	Option
		Guaranteed	Bonus	Allocation
		Remuneration(1)	Potential	(number of
Name	Position	(US$)	(US$)	shares)
Christopher M T Thompson	President and Chief Executive Officer	500,000	500,000	760,000
James K Aronstein	General Counsel	300,000	225,000	250,000
James K Komadina	Senior Vice President Projects	300,000	225,000	250,000
John A Munro	Chief Operating Officer	340,000	272,000	300,000
Craig J Nelsen	Executive Vice President Exploration and Development	360,000	288,000	300,000

(1)	The executives named in this table will also be entitled to annual retirement funding in an amount equal to 12.5% of their annual guaranteed remuneration, subject to any applicable regulatory restrictions.

     3.5 Management Agreements

Gold Fields International intends to enter into management contracts with the individual executives listed above which contracts would be subject to termination on six months notice by either party. The management agreements will contain provisions protecting Gold Fields International with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions.

The management agreements will include “change of control” provisions which will provide that, should the executive’s employment be terminated, either directly or indirectly, within 12 months after a change of control, the executive will be entitled to a severance payment of twice his basic salary plus an amount equal to the aggregate amount of the annual bonuses he had received over the preceding two years. All options would immediately vest and the executive would have two years from the date of termination of his employment to exercise such options.

Designated exploration employees will be entitled to participate in an exploration incentive plan, the aim of which is to reward creative contributions of value to Gold Fields International through exploration.

     3.6 Compensation of Directors

It is intended that Gold Fields International will compensate its non-executive directors on the following basis:

Compensation
(US$)
Retainer, per annum
Chairman	150,000
Other board members	40,000
Audit Committee Chair	12,500
Other Committee Chairs	5,000
Attendance fees, per meeting
Board members	1,500
Audit Committee members	2,000
Other Committees members	1,500
GFI Shares
Stock allocation, per annum(1)
Chairman	19,500
Other board members	13,000

(1)	To be made either through the IAMGold Share Incentive Plan or another form of stock-based bonus.

     3.7 Ownership of Gold Fields International After the Transaction

Based on the number of IAMGold Shares outstanding as at October 22, 2004, there will be approximately 497,439,698 GFI Shares outstanding upon completion of the Transaction, which will be held as to approximately 145,749,480 (approximately 29% on a non-diluted basis or 30% on a fully-diluted basis) by current IAMGold Shareholders and as to approximately 351,690,218 (approximately 71% on a non-diluted basis or 70% on a fully-diluted basis) by Gold Fields and its subsidiaries. The number of IAMGold Shares to be issued to Gold Fields will be subject to adjustment based on the Net Cash Subscription Amount. This adjustment will be made based on the 20 business day volume weighted average trading price of the IAMGold Shares quoted on the TSX converted into US dollars at the average daily noon rate of exchange for Canadian dollars to US dollars quoted by the Bank of Canada immediately preceding the Completion Date and is capped at US$50 million. Upon the completion of the Transaction, the Acquired Companies will become subsidiaries of Gold Fields International.

For more information concerning Gold Fields’ shareholding in Gold Fields International following the completion of the Transaction, see section 2.5 of this Circular.

     3.8 Capital Structure

Gold Fields International (being IAMGold after the implementation of the Amendment Resolution) will continue to be authorised to issue an unlimited number of common shares (the IAMGold Shares to be referred to herein as the “GFI Shares” following the completion of the Transaction), an unlimited number of first preference shares (the first preference shares to be referred to herein as the “GFI First Preference Shares” following the completion of the Transaction) and an unlimited number of second preference shares (the second preference shares to be referred to herein as the “GFI Second Preference Shares” following completion of the Transaction), of which approximately 497,439,698 GFI Shares and no GFI First Preference Shares or GFI Second Preference Shares will be outstanding upon the completion of the Transaction.

GFI Shares

Each GFI Share will entitle the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each GFI Share will entitle the holder thereof, subject to the prior rights of the holders of the GFI First Preference Shares and the GFI Second Preference Shares, to receive any dividends declared by the directors of Gold Fields International and the remaining property of Gold Fields International upon dissolution.

GFI First Preference Shares

The GFI First Preference Shares will be issuable in one or more series. Subject to Gold Fields International’s articles, the directors will be authorised to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the GFI First Preference Shares of each series. The GFI First Preference Shares will rank prior to the GFI Second Preference Shares and the GFI Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of GFI First Preference Shares are entitled by law to vote as a class, the holders of GFI First Preference Shares will not be entitled to attend or to vote at meetings of shareholders. The holders of GFI First Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the GFI First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the GFI First Preference Shares or any series thereof or to increase the maximum number of authorised shares of a class or series ranking in priority to or on a parity with the GFI First Preference Shares or any series thereof.

GFI Second Preference Shares

The GFI Second Preference Shares will be issuable in one or more series. Subject to Gold Fields International’s articles, the directors will be authorised to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the GFI Second Preference Shares of each series. The GFI Second Preference Shares will rank junior and subordinate to the GFI First Preference Shares and prior to the GFI Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of GFI Second Preference Shares are entitled by law to vote as a class, the holders of GFI Second Preference Shares will not be entitled to attend or to vote at meetings of shareholders. The holders of GFI Second Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the GFI Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the GFI Second Preference Shares or any series thereof or to increase the maximum number of authorised shares of a class or series ranking in priority to or on a parity with the GFI Second Preference Shares or any series thereof.

     3.9 Statement of Proposed Corporate Governance Practices

The relationship between Gold Fields International and Gold Fields following the completion of the Transaction will be governed by the Relationship Agreement to be entered into as of and with effect from the Completion Date which, among other things, provides for Gold Fields’ rights with respect to access to information concerning the business of Gold Fields International and information for the purpose of adhering or proving adherence to the SARB Conditions, the provision of services, the allocation of corporate opportunities and conflicts of interest. See section 7 of this Circular.

     3.10 Material Contracts

Mvela Resources Novation Agreement

GFLMS is currently party to the Mvela Exploration Agreement pursuant to which GFLMS has granted to Mvela Resources the right (the “Participation Right”) to purchase up to 15% but not less than 5% of the interest of GFLMS and any entity which controls, is controlled by or is under common control with GFLMS (the “GFLMS Group”) in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa flowing from such prospecting where such interest is secured during the term of the agreement. The Mvela Exploration Agreement became effective on March 1, 2002 and will terminate on March 1, 2007 unless earlier terminated in accordance therewith. Mvela Resources is required to pay for its proportionate share of the costs of any exploration project it elects to participate in.

As consideration for the Participation Right, Mvela Resources agreed to issue to GFLMS options (the “Mvela Options”) to subscribe for units of Mvela Resources, each consisting of one ordinary share of Mvela Resources and one unsecured debenture issued by Mvela Resources, at a 10% premium to the weighted average trading price of such units on the JSE for the five days immediately preceding the date of issuance of Mvela Options (the “Mvela Strike Price”). Mvela Resources initially issued to GFLMS a number of Mvela Options equal to Rand 10.0 million divided by the then prevailing Mvela Strike Price. Thereafter, each year Mvela Resources is required to issue to GFLMS, at the prevailing Mvela Strike Price, a number of Mvela Options equal to half of the amount incurred by the GFLMS Group on precious metals exploration projects covered by the Mvela Exploration Agreement during the 12 month period immediately preceding the date of issuance of such Mvela Options. In fiscal 2004, GFLMS was issued 521,812 Mvela Options (fiscal 2003: 753,537 Mvela Options).

Subject to and upon completion of the Transaction, pursuant to the Mvela Resources Novation Agreement to be entered into between IAMGold, GFLMS and Mvela Resources at or before the Escrow Time, all rights and obligations of GFLMS under the Mvela Exploration Agreement relating to African mining projects located outside the SADC (“Non-SADC Projects”) will, from and after the Completion Date, be assigned to and assumed by Gold Fields International, which shall thereafter be entitled to any Mvela Options issued in relation to Mvela Resources’ participation in Non-SADC Projects pursuant to the terms of the Mvela Resources Novation Agreement. GFLMS will be released from any obligations arising under the Mvela Exploration Agreement that relate to Non-SADC Projects.

Subsequent to the entering into of the Mvela Exploration Agreement, Mvela Resources delinked its units with the result that any Mvela Options issued to Gold Fields International will entitle Gold Fields International to subscribe only for ordinary shares of Mvela Resources.

Transaction Documents

Particulars of the Purchase Agreement, the Anti-Dilution Agreement, the Relationship Agreement and the Registration Rights Agreement are set out in sections 5, 6, 7 and 8, respectively, commencing on page 59 of this Circular.

3.11 Mineral Reserves and Resources

This section summarises information concerning the estimated proved and probable mineral reserves and measured, indicated and inferred mineral resources for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International. Additional information concerning these and other properties is contained in schedule C to this Circular. Separate technical reports prepared in accordance with NI 43-101 for the St. Ives, Agnew, Tarkwa and Damang gold mines, the Cerro Corona Project and the Arctic Platinum Project are being filed with Canadian securities regulators and will be available on the Gold Fields web site (www.goldfields.co.za) or to Gold Fields Shareholders in hard copy form on request. All mineral reserve and resource estimates have been prepared in accordance with the reserve and resource definitions and classifications prescribed by either NI 43-101 or the JORC Code. If those estimates prepared in accordance with the JORC Code were instead estimated in accordance with the requirements of NI 43-101, there would be no material differences in such estimates.

Mineral Reserves

The following table sets forth the estimated proved and probable attributable mineral reserves for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International as at June 30, 2004 and as prepared for Gold Fields’ annual report for the year then ended, with the exception of the Sadiola and Yatela mines which are as at December 31, 2003 and as prepared for IAMGold’s annual report for the year then ended.

Proved and Probable Mineral Reserves(1)(2)

				Contained
			Grade	Metal
			Gold	Gold
		Tons	(grams	(ounces)
Deposit	Category	(Mt)	per ton)	(’000)
Sadiola mine	Proved	2.5	1.9	154
(38% interest)	Probable	7.6	3.6	870

	Proved + Probable	10.0	3.2	1,024
Yatela mine	Proved	0.9	1.1	33
(40% interest)	Probable	3.2	3.9	409

	Proved + Probable	4.2	3.2	442
Tarkwa mine	Proved	183.5	1.3	7,810
(90% interest)	Probable	132.9	1.3	5,447

	Proved + Probable	316.4	1.3	13,257
Damang mine (3)	Proved	10.5	1.3	435
(90% interest)	Probable	7.6	1.4	335

	Proved + Probable	18.1	1.3	770
St. Ives mine	Proved	9.2	1.6	468
(100% interest)	Probable	20.3	3.9	2,545

	Proved + Probable	29.5	3.2	3,013
Agnew mine (4)	Proved	0.9	7.3	202
(100% interest)	Probable	3.5	4.1	454

	Proved + Probable	4.3	4.7	656
Total	Proved	207.5	1.4	9,102
	Probable	175.0	1.8	10,060

	Proved + Probable	382.5	1.6	19,162

(1)	Modifying factors for the computation of mineral reserves may be reviewed in the supplemental information given on the websites of Gold Fields and IAMGold. Numbers have been rounded. Mineral reserve tonnages and grade include allowances for mining dilution and mining factors, and consequently are reported as net tons and grade delivered to the mill or leach pad.

(2)	All mineral reserve estimates are based on a US$350 per ounce gold price except for the Sadiola and Yatela mines which are based on a US$325 per ounce gold price.

(3)	Includes 1.1Mt and 26koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(4)	Excludes 0.2Mt and 56koz from Vivien, which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

Mineral Resources

The following table sets forth the estimated measured, indicated and inferred attributable mineral resources (including mineral reserves) for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International (and certain other properties) as at June 30, 2004, with the exception of the Sadiola and Yatela mines which are as at December 31, 2003, the Konttijärvi and Ahmavaara portions of the Arctic Platinum project which are as at July 2004, the Kuohunki reef which is as at July 2004 and the Nutturalampi reef and Siika-Kämä reef which were calculated in 2002 and 2003, respectively.

See “Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources”.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Proved and Probable Mineral Reserves)

			Grade	Contained Metal
					Gold
			Gold	Gold	Equivalent
		Tons	(grams per	(ounces)	Ounces(9)
Deposit	Category	(Mt)	ton)	(’000)	(’000)
Sadiola mine	Measured	6.5	1.7	354	354
(38% interest)	Indicated	10.1	2.6	850	850

	Measured + Indicated	16.6	2.2	1,203	1,203
	Inferred	54.8	1.8	3,092	3,092
Yatela mine	Measured	1.5	1.1	52	52
(40% interest)	Indicated	6.2	2.6	514	514

	Measured + Indicated	7.7	2.3	566	566
	Inferred	1.8	1.0	58	58
Tarkwa mine	Measured	184.3	1.5	8,755	8,755
(90% interest)	Indicated	168.6	1.4	7,386	7,386

	Measured + Indicated	352.9	1.4	16,142	16,142
	Inferred	17.6	3.5	2,003	2,003
Damang mine(4)	Measured	14.0	1.4	638	638
(90% interest)	Indicated	14.2	1.6	735	735

	Measured + Indicated	28.2	1.5	1,373	1,373
	Inferred	3.4	2.5	273	273
St. Ives mine	Measured	9.5	1.7	504	504
(100% interest)	Indicated	59.7	2.4	4,527	4,527

			Grade	Contained Metal
					Gold
			Gold	Gold	Equivalent
		Tons	(grams per	(ounces)	Ounces (9)
Deposit	Category	(Mt)	ton)	(’000)	(’000)
	Measured + Indicated	69.1	2.3	5,031	5,031
	Inferred	28.2	2.9	2,649	2,649
Agnew mine(5)	Measured	1.1	8.9	321	321
(100% interest)	Indicated	8.9	4.4	1,260	1,260

	Measured + Indicated	10.0	4.9	1,581	1,581
	Inferred	5.7	5.4	983	983
Arctic Platinum Project(6)	Measured	38.6	0.2	186	3,795
(100% interest)	Indicated	54.0	0.1	243	4,707

	Measured + Indicated	92.6	0.1	429	8,502
	Inferred	75.7	0.1	243	7,125
Cerro Corona Project(7)	Measured	61.1	1.0	2,032	3,734
(80.7% interest,	Indicated	35.5	1.0	1,108	1,926
subject to completion)

	Measured + Indicated	96.6	1.0	3,140	5,661
	Inferred	6.2	0.7	144	266
Essakan project(8)	Measured	—	—	—	—
(60% interest)	Indicated	18.3	2.0	1,146	1,146

	Measured + Indicated	18.3	2.0	1,146	1,146
	Inferred	2.6	2.0	174	174
Total (including Cerro	Measured	316.6	1.3	12,842	18,153
Corona Project and	Indicated	375.5	1.5	17,769	23,051
Essakan project)

	Measured + Indicated	692.0	1.4	30,611	41,205

	Inferred	196.0	1.5	9,619	16,623

Total (excluding Cerro	Measured	255.5	1.3	10,810	14,419
Corona Project and	Indicated	321.7	1.5	15,515	19,979
Essakan project)

	Measured + Indicated	577.1	1.4	26,325	34,398

	Inferred	187.2	1.5	9,301	16,183

(1)	Mineral resource estimates are derived on an optimised pit shell based on a gold price of US$400 per ounce except for the Essakan project (1g/t gold cut-off) and the Arctic Platinum Project (1.0g/t 2PGE+Au for reef above 100m and 2.0g/t for SK Reef deeper than 100m).

(2)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)	Numbers have been rounded.

(4)	Includes 1.4Mt and 34koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(5)	Excludes 0.4Mt and 111koz from Vivien, which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

(6)	Equivalent gold price based on metal prices of US$375 per ounce gold, US$550 per ounce platinum, US$280 per ounce palladium, US$1,750/t copper and US$7,500/t nickel.

(7)	Estimate is based on 0.5g/t gold and 0.0% copper cut-off. Copper equivalent gold ounces calculated based on US$2,204 per ton copper and US$400 per ounce gold prices.

(8)	Estimate for the Essakan Main Zone based on a 1g/t gold cut-off grade.

(9)	Gold equivalent ounces are inclusive of gold ounces and represent the equivalent value of other metals at the respective gold price used.

Cerro Corona Project: Individual Metals

			Grade		Contained Metal
			Gold		Gold
		Tons	(grams	Copper	(ounces)	Copper
Deposit	Category	(Mt)	per ton)	(%)	(’000)	(kt)
Cerro Corona Project	Measured	61.1	1.0	0.51	2,032	308.9
(80.7% interest,	Indicated	35.5	1.0	0.42	1,108	148.4

subject to completion)	Measured +
	Indicated	96.6	1.0	0.47	3,140	457.4

	Inferred	6.2	0.7	0.36	144	22.1

Arctic Platinum Project: Individual Metals

				Contained
			Grade	Metal
				2PGE+ Au	Individual Metal Grades F2004
		Tons	2PGE+	(ounces)
Deposit	Category	(Mt)	Au (g/t)	(’000)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Arctic Platinum Project	Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
(100% interest)	Indicated	54.0	2.03	3,522	1.52	0.37	0.14	0.23	0.09

	Measured + Indicated	92.6	2.16	6,429	1.62	0.40	0.14	0.23	0.09

	Inferred	75.7	2.54	6,173	1.93	0.50	0.10	0.15	0.07

Summary Operating Information

The following table sets forth certain information relating to the production of gold by IAMGold and the Acquired Companies and their pro forma production of gold for the year ended June 30, 2004. The “average total cash cost” figures are furnished to provide additional information and have not been prepared in accordance with generally accepted accounting principles. The measurement of “average total cash cost” should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. The data included in the table was derived from schedules A through E to this Circular. The “average total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Costs are derived from amounts included in the consolidated statement of operations for each of IAMGold and Gold Fields and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortisation, reclamation, capital, development and exploration costs. These costs are then divided by ounces produced or sold if gold in process movements are included to arrive at the total cash costs of production. The measure, along with production and unit realised price of production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

2004(1)
IAMGold
Sales
Gold (ounces)	428,000
Average realised price
Gold (per ounce)	US$393
Average total cash cost (per gold ounce)	US$255
Acquired Companies
Sales
Gold (ounces)	1,354,400
Average realised price
Gold (per ounce)	US$389
Average total cash cost (per gold ounce)	US$255
Pro Forma Sales (ounces)
Gold (ounces)	1,782,400
Weighted average total cash cost (per gold ounce)	US$255

(1) For the year ended June 30, 2004

3.12 Summary Pro Forma Financial Information

The following table presents selected unaudited pro forma condensed consolidated financial information for Gold Fields International in respect of the periods indicated, after giving effect to the Transaction. This table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Gold Fields International under IFRS and Canadian GAAP, the notes thereto and the report of PricewaterhouseCoopers Inc. with respect thereto set forth in schedule G to this Circular. This table contains financial information derived from financial statements that have been prepared in accordance with the IFRS and Canadian GAAP. The pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Gold Fields International following completion of the Transaction as of any future date or for any future period.

	Year ended June 30, 2004
	IFRS	Canadian GAAP
	(in millions of Rand)	(in millions of US dollars)
Pro Forma Income Statement Information
Revenue	5,015.0	728.5
Operating profit	900.9	99.9
Profit before taxation	847.7	165.7
Net earnings	401.2	100.3
Earnings per share	(in SA cents per share)	(in US cents per share)
Basic	80.7	20.2
Diluted	80.4	20.1
Pro Forma Balance Sheet Information
	(in millions of Rand)	(in millions of US dollars)
Total assets	14,904.9	2,260.8
Shareholders’ equity	11,218.1	1,685.5
Non-current liabilities	2,625.5	400.1

3.13 Summary of the Assets

SRK Consulting was appointed independent technical adviser in respect of certain assets (operating mines) relating to the Transaction and has compiled technical reports responsive to Canadian securities regulations and section 12 of the JSE Listings Requirements on the St. Ives and Agnew mines in Australia and the Damang and Tarkwa mines in Ghana. SRK Consulting also has visited the Sadiola and Yatela mines in Mali. Summaries of the reports for the Australian and Ghanian operations appear in schedule C to this Circular along with summaries of the Mali assets. In addition, schedule C contains summaries of the mineral resources at the Arctic Platinum Project and the Cerro Corona Project (the acquisition of which is subject to completion) which were prepared by Snowden and Gold Fields, respectively. Separate technical reports prepared in accordance with NI 43-101 and to be filed with Canadian securities regulators covering Gold Fields International’s Australian and Ghanian operations and the Arctic Platinum Project and Cerro Corona Project will be available on the Gold Fields website (www.goldfields.co.za) or to Gold Fields Shareholders in hard copy form on request. See section 3.11 of this Circular. For each of the operating mines, SRK Consulting has reviewed the life of mine cash flows which are also set out in schedule C to this Circular, along with the derivations of the net present values (NPVs) of these cash flows.

The estimates of proved and probable mineral reserves for the operating mines included in this Circular have been prepared in accordance with Canadian securities regulations. In respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as the basis for the derivation of the NPVs set out below and in the exhibits included in schedule C to this Circular.

SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004 and a range of discount factors which includes IAMGold’s and Gold Fields’ nominal WACC of 7.46% and 14.85%, respectively. These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions (i) which Gold Fields and IAMGold have used in determining their mine plans and in calculating their reserves for internal purposes, and (ii) which were used for purposes of preparing the pro forma condensed consolidated financial statements of Gold Fields International and Gold Fields set out in schedules G and H, respectively, to this Circular and certain information derived therefrom which is included in this Circular, including the summary pro forma condensed consolidated financial information for Gold Fields International and the pro forma financial effects of the Transaction on Gold Fields set out in sections 3.12 and 4.5 of this Circular, respectively (collectively, the “Pro Forma Financial Information”). In particular, in preparing the Pro Forma Financial Information, Gold Fields and IAMGold have assumed a gold price of US$350 per ounce, which is consistent with the gold price assumed in the calculation of the majority of their reserves. Exhibits 1 through 6 in schedule C to this Circular set out, for each of the operating mines, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines.

The NPVs are shown on a project basis as if Gold Fields International owned 100% of each asset. While these NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realisable fair market value of the assets or reflect their full potential.

The table below also contains a monetary sum for the Arctic Platinum Project. A feasibility study is currently being compiled for this project and it is therefore not possible to compile a meaningful cash flow analysis. In the absence of such an NPV, the acquisition costs of the 49% interest in the project which Gold Fields acquired from its former joint venture partner, Outokumpu Oy, in September 2003, aggregated with certain expenditures on the Arctic Platinum Project, have been included in the table below. The acquisition price for the Cerro Corona Project (the acquisition of which is subject to completion) has not been included in the table below. In addition, it is not possible to include cash flows or NPVs for the royalties held by IAMGold as IAMGold does not have access to the underlying data and projections required to compile these items, although certain information regarding the Diavik and Williams properties, in which IAMGold holds royalty interests, which has been provided by the owners of such properties is set out in schedule C to this Circular.

Selected Asset NPVs with Discount Factors

Discount Factor
NPV (US$m)	0%	5%	7.46%	10.0%	12%	14.85%
Tarkwa mine (100%)	945.8	592.8	492.4	416.9	371.3	320.9
Damang mine (100%)	42.1	37.9	36.1	34.3	33.0	31.3
Agnew mine (100%)	69.1	57.8	56.8	55.7	54.9	53.8
St. Ives mine (100%)	197.2	160.2	151.9	144.1	138.6	131.3
Sadiola mine (100%)	237.8	204.9	191.3	178.7	169.7	158.1
Yatela mine (100%)	113.7	102.2	97.2	92.5	89.0	84.4

Total Producing Mines	1,605.7	1,155.8	1,025.7	922.2	856.5	779.8
APP (purchase price + costs)	72.7

3.14 Risk Factors

Gold Fields International will be dependent on its mining operations in order to achieve profitability

Gold Fields International will have an interest in six gold mining operations, the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, the Damang gold mine, the Agnew gold mine and the St. Ives gold mine which will represent approximately 9%, 6%, 32%, 11%, 11% and 31%, respectively, of Gold Fields International’s estimated gold production for 2005. Any adverse development affecting any of these six mining operations may have a material effect on Gold Fields International’s financial performance and results of operations.

Gold Fields International may suffer adverse consequences as a result of its reliance on outside contractors to conduct operations in Mali, Ghana and Australia

A significant portion of Gold Fields International’s operations in Mali, Ghana and Australia will continue to be conducted by outside contractors. As a result, Gold Fields International’s operations at those sites will be subject to a number of risks, some of which will be outside Gold Fields International’s control, including:

–	negotiating agreements with contractors on acceptable terms;

–	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

–	reduced control over those aspects of operations which are the responsibility of the contractor;

–	failure of a contractor to perform under its agreement with Gold Fields International;

–	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

–	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

–	problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, Gold Fields International may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields International’s business, results of operations and financial condition.

Fluctuations in gold prices will affect the profitability of Gold Fields International’s operations and the cash flows generated from these operations

The profitability of Gold Fields International’s operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, gold’s attractiveness as an investment vehicle and the strength of the US dollar and local currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect Gold Fields International’s financial performance and results of operations. Any gold price decline would delay or reduce Gold Fields International’s profits.

Changes in currency exchange rates may negatively impact Gold Fields International’s competitive position, revenues and operating costs

Although substantially all the revenues of Gold Fields International will be in US dollars, certain operating expenses of Gold Fields International will be in other currencies. The assets and revenues of Gold Fields International as expressed in US dollars and the financial statements of Gold Fields International will fluctuate in value to the extent that the local currencies of the countries where Gold Fields International’s operations are located fluctuate relative to the US dollar.

Because Gold Fields International will not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields International will be exposed to the impact of any significant drop in the price of gold

As a general rule, Gold Fields International will sell its gold production at market prices. Gold Fields International will generally not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then-current spot price. To the extent that it does not generally use commodity or derivative instruments, Gold Fields International will not be protected against decreases in the gold price, and if the gold price decreases significantly, Gold Fields International will run the risk of reduced revenues in respect of gold production that is not hedged.

Gold Fields International’s reserve and resource estimates are based on a number of assumptions, changes to which may require revisions to such estimates

The figures for reserves and resources presented in schedule C to this Circular are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realised. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

–	mineralisation or formations could be different from those predicted by drilling, sampling and similar examinations;

–	increases in operating mining costs and processing costs could adversely affect reserves;

–	the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

–	declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may require Gold Fields International to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair Gold Fields International’s profitability. Should the market price of gold fall, Gold Fields International could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Political or economic risk in countries in which Gold Fields International will operate may have an adverse effect on Gold Fields International’s operations and profits

There is no assurance that future political and economic conditions in countries in which Gold Fields International will operate and other countries in which Gold Fields International will have exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Government interests and royalties on the properties of Gold Fields International may have an adverse effect on its profitability

The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola gold mine and the Yatela gold mine.

The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease or at the fair market value thereof at the time of the exercise of the option. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa gold mine. However, the option could be exercised by the Government of Ghana in respect of the Damang gold mine. In addition, the Government of Ghana is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa gold mine and the Damang gold mine after direct expenses.

To the extent that Gold Fields International seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations

In order to expand its operations and reserve base, Gold Fields International may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields International’s success at making any acquisitions will depend on a number of factors, including, but not limited to:

–	negotiating acceptable terms with the seller of the business to be acquired;

–	obtaining approval from regulatory authorities in Canada, South Africa (see section 9 of this Circular), the United States and the jurisdiction of the business to be acquired, as applicable;

–	assimilating the operations of an acquired business in a timely and efficient manner;

–	maintaining Gold Fields International’s financial and strategic focus while integrating the acquired business;

–	implementing uniform standards, controls, procedures and policies at the acquired business; and

–	to the extent that Gold Fields International makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Any problems experienced by Gold Fields International in connection with an acquisition as a result of one or more of these factors could have a material adverse effect on its business, operating results and financial condition.

To the extent that Gold Fields International seeks to expand through its exploration program, it may experience problems associated with mineral exploration or developing mining projects

In order to expand its operations and reserve base, Gold Fields International may rely on its exploration program for gold and platinum group metals and its ability to develop mining projects. Exploration for gold and other precious metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields International’s exploration efforts may not result in the discovery of gold or platinum group metal mineralisation and any mineralisation discovered may not result in an increase of Gold Fields International’s reserves. If orebodies are developed, a number of years and substantial expenditures may be required from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields International’s exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields International will participate in the development of a project through a joint venture there could be disagreements or divergent interests or goals among the joint venture parties, which could jeopardise the success of the project.

Additional financing may be required to fund Gold Fields International’s activities

A portion of Gold Fields International’s activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. In addition significant capital investment may be required in order to maintain or expand the operations of Gold Fields International as they will exist upon completion of the Transaction. There is no assurance that Gold Fields International will have, or be able to raise, the required funds to engage in these activities.

All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance Gold Fields International will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Mining taxation and foreign exchange control requirements in the countries in which Gold Fields International will operate may have an adverse effect on its profitability

Gold Fields International’s operations will be subject to applicable tax laws generally (including those relating specifically to mining operations) and to governmental requirements relating to exchange control. The exchange control laws of certain of the countries in which Gold Fields International will operate require permission from local authorities for transactions involving foreign currency.

Certain subsidiaries of Gold Fields International may also be required to enter into agreements with local governments in the countries in which they operate to repatriate a proportion of revenue earned by them to the country in which such operations take place. While fiscal stability agreements may be negotiated with such governments, there can be no assurance that such fiscal stability agreements would be entered into or that prevailing rates of revenue repatriation would not increase in the future.

The mining tax regime applicable to the mines to be operated by Gold Fields International following the completion of the Transaction is derived from a number of sources, including a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and any stability guarantees may be subject to interpretation and therefore the amount of tax payable may be uncertain.

Restrictions imposed on Gold Fields International’s majority shareholder, Gold Fields, by the SARB may affect Gold Fields International’s ability to fund operations and complete acquisitions

Exchange control regulations, which restrict the free flow of capital in and out of the country, exist in South Africa. As a result of these regulations, Gold Fields’ ability to raise and deploy capital outside South Africa is restricted. In particular, the South African exchange control regulations provide that a South African resident company such as Gold Fields:

–	is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB; and

–	is generally limited in its ability to utilise the income of one foreign subsidiary to finance the operations of another foreign subsidiary.

These restrictions may impact Gold Fields International’s ability to seek financial support from Gold Fields. In its approval of the Transaction, the SARB gave its specific approval for:

–	Gold Fields to, subject to certain conditions and approval of the SARB on a case-by-case basis, follow its rights in equity capital market fund raisings by Gold Fields International using funds sourced from within the CMA; and

–	Gold Fields International to, subject to certain conditions, pursue subsequent corporate acquisitions or projects subsequent to the completion of the Transaction without seeking prior approval from the SARB.

The conditions of such approvals impose restrictions relating to, among other things, the permitted lines of business of acquisition or project targets of Gold Fields International, the level of ownership that Gold Fields International must maintain in such targets, the requirement that any such acquisitions or projects pursued by Gold Fields International result in a benefit to South Africa over the longer term, and reporting obligations. The conditions of such approvals impose restrictions which could also limit Gold Fields International’s ability to retain its earnings without repatriating a significant portion to South Africa, or to obtain financial support or guarantees from Gold Fields and may, in certain cases, together with the terms of the Anti-Dilution Agreement, limit its ability to raise capital necessary for its ongoing operations or to fund acquisitions. Gold Fields International will also be contractually bound to Gold Fields to comply with the SARB Conditions pursuant to the terms of the Relationship Agreement, which may limit its ability to take certain actions without the consent of Gold Fields. See sections 6, 7 and 9.1 of this Circular.

Restrictions imposed on Gold Fields International through its agreement with Mvela Resources may result in a dilution of its interest in new properties acquired in Africa outside the SADC following the completion of the Transaction

As of the completion of the Transaction, Gold Fields International will have assumed all rights and obligations of GFLMS with respect to Mvela Resources arising under the Mvela Exploration Agreement relating to properties located outside the SADC pursuant to the Mvela Resources Novation Agreement. Pursuant to the terms of the Mvela Resources Novation Agreement, Gold Fields International will be obligated to grant Mvela Resources the right to purchase, on specified terms, up to 15% but not less than 5% of its interest in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa outside the SADC flowing from such prospecting where such interest is secured after the Completion Date by Gold Fields International or any of its subsidiaries during the term of the Mvela Exploration Agreement. As a consequence of these obligations, Gold Fields International may be restricted in its ability to maintain the ownership level it desires in respect of any new projects it wishes to commence in Africa outside the SADC which may in turn impact its profitability and operations with respect to these properties. For further information regarding the Mvela Resources Novation Agreement, see section 3.10 of this Circular.

Due to the nature of mining and the type of gold mines it operates, Gold Fields International faces a risk of material liability, delays and increased production costs from environmental and industrial accidents and pollution and other factors

Gold Fields International’s operations will be subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Gold Fields International’s activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Gold Fields International will have interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While Gold Fields International may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which Gold Fields International cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting Gold Fields International’s earnings and competitive position in the future and, potentially, its financial position and results of operation.

Whether a gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Gold Fields International not receiving an adequate return on invested capital.

Production difficulties may have a material adverse effect on the profitability of Gold Fields International

No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which Gold Fields International will have an interest or in respect of operating gold mines or mines subject to royalties in which Gold Fields International will have an interest. In addition to engineering, operating and capital cost factors, the revenue of Gold Fields International from its operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Gold Fields International may not be able to obtain the licenses and permits it needs in order to conduct its business

Although it will be the intention of Gold Fields International to hold all necessary licenses and permits under applicable laws and regulations in respect of its properties and to comply in all material respects with the terms of such licenses and permits, such licenses and permits may be subject to change in various circumstances. There can be no guarantee that Gold Fields International will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The gold mining industry is extremely competitive and there can be no assurance that Gold Fields International will be able to achieve an advantage against its competitors

The mineral exploration and mining business is competitive in all of its phases. There are a limited number of project acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where Gold Fields International may acquire interests in projects or conduct exploration activities. Gold Fields International will compete with numerous other companies and individuals, including competitors that may have greater financial, technical or other resources than Gold Fields International, in the search for and the acquisition of attractive mineral properties. Gold Fields International’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Gold Fields International will be able to compete successfully with its competitors in acquiring such properties or prospects.

The cash costs of gold production may make Gold Fields International’s operations unprofitable

Gold Fields International’s cash operating costs to produce an ounce of gold will be dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of Gold Fields International may differ from its estimated performance. There can be no assurance that the cash operating costs at Gold Fields International’s operations will continue at historical levels for IAMGold and the Acquired Interests.

There can be no assurance of Gold Fields International’s title in the properties in which it will have an interest upon the completion of the Transaction

While neither Gold Fields nor IAMGold have any reason to believe that the existence and extent of either of the respective mining properties in which they have an interest and which will be owned by Gold Fields International following the completion of the Transaction is in doubt, title to mining properties is subject to potential challenges by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights will not be held directly by Gold Fields International.

For example, certain of Gold Fields International’s tenements in Australia could be subject to native title claims and there are aboriginal heritage sites located on certain of the tenements to be held by Gold Fields International. Native title and aboriginal legislation protects the rights of aboriginals in relation to the land in certain circumstances. Other tenements may become subject to native title claims if Gold Fields International seeks to expand or otherwise change its interest in rights to those tenements. Native title claims could require costly negotiations with the claimants or could affect Gold Fields International’s access to or use of its tenements, and, as a result, have a material adverse effect on Gold Fields International’s business, operating results and financial condition.

Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of the Australian mining tenements that will be owned by Gold Fields International. Additional aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields International may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and aboriginal heritage, which may result in a material adverse effect on Gold Fields International’s business, operating results and financial conditions.

Gold Fields International’s operations and financial condition may be adversely affected by labour disputes or local laws

Upon the completion of the Transaction, approximately 77% of Gold Fields International’s employees will belong to unions. Accordingly, Gold Fields International will be at risk of having its production stopped for indefinite periods due to strikes called by unions and other labour disputes. Significant labour disruptions at any of Gold Fields International’s operations could have a material adverse effect on Gold Fields International’s business, operating results and financial condition.

Local labour laws in the countries in which Gold Fields International will operate may contain provisions requiring mining companies to recruit and train local personnel and to use the service of local companies. Any expansion of these provisions or new labour legislation which increase labour cost in such countries could have a material adverse effect on Gold Fields International’s mining operations in such countries and, accordingly, on Gold Fields International’s business, operating results and financial condition. In addition, changes in local labour relations laws which have the effect of strengthening the role of unions in the mining industry could have a material adverse affect on labour costs at Gold Fields International’s mining operations in such countries and, accordingly, on Gold Fields International’s business, operating results and financial condition.

The operations of Gold Fields International will be subject to environmental costs and risks

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Gold Fields International’s operations. Environmental hazards may exist on the properties in which Gold Fields International will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

In certain countries such as Ghana and Australia, Gold Fields International will fund its environmental rehabilitation costs in whole or in part by posting a reclamation bond to secure estimated costs of rehabilitation or other environmental obligations. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields International’s future environmental expenditures.

The operations of Gold Fields International will be subject to health and safety regulatory risks

The operations of Gold Fields International will be subject to health and safety regulation in the jurisdictions in which it operates. There can be no assurance that future changes to health and safety regulations in such jurisdictions, if any, will not adversely affect Gold Fields International’s operations. Potential liabilities arising from injuries to, or deaths of, workers that have been caused by previous or existing owners or operators may exist on the properties in which Gold Fields International will hold interests. Furthermore, compliance with health and safety requirements may involve significant costs and other liabilities.

Health and safety laws in a number of the countries in which Gold Fields International will operate impose a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. Additionally, Gold Fields International will be required under the terms of certain of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and may constitute an offence under applicable law. If health and safety authorities ever require Gold Fields International to shut down all or a portion of a mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields International’s business, operating results and financial condition.

Gold Fields International, as a future holder of the mining leases, will have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. For example, in Ghana, statutory workers’ compensation is not the exclusive means for workers to claim compensation. Gold Fields International’s insurance for health and safety claims or the relevant workers’ compensation arrangements may not be adequate to meet the costs which may arise upon any future health and safety claims.

Gold Field International’s mineral rights in Ghana are subject to regulations which could impose significant costs and burdens

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. The mining leases for the Tarkwa gold mine that will be held by Gold Fields International have not yet been ratified by the Ghanaian parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields International’s business, operating results and financial condition.

3.15 Auditor

Subject to the approval of the IAMGold Shareholders at the IAMGold Meeting, it is intended that in connection with the completion of the Transaction, IAMGold will remove KPMG LLP, its current auditor, and appoint as its auditor PricewaterhouseCoopers LLP, whose affiliate PricewaterhouseCoopers Inc. is the current auditor for Gold Fields. PricewaterhouseCoopers LLP will continue as auditor for Gold Fields International following the completion of the Transaction.

3.16 Financial Year-End

It is intended that Gold Fields International will ultimately retain its current financial year-end of December 31, and that Gold Fields will change its financial year-end to December 31.

4. PROFILE OF GOLD FIELDS LIMITED FOLLOWING COMPLETION OF THE TRANSACTION

4.1 Rationale for Transaction

The decision to seek a separate vehicle for the Gold Fields’ non-SADC assets reflects the recognition that the South African/SADC businesses of Gold Fields and its broader international business have different needs and that they can be packaged separately to optimise their inherent value. Gold Fields examined a range of options for achieving such an optimisation before selecting the Transaction, and believes that the Transaction presents Gold Fields with the best opportunity to establish a platform for international growth while sharpening its focus on value creation in Southern Africa.

The transfer of Gold Fields’ non-SADC assets into Gold Fields International, which will remain a separately listed, financially independent company, presents an opportunity for sustained value creation for Gold Fields if, as expected, the financial market benchmarks the assets of Gold Fields International against those of its international peer group. The creation of an international vehicle with (i) a geographically diversified production and reserve/resources base, with significant prospects for organic growth as well as growth through both exploration and acquisition, (ii) a strong cash position and balance sheet, (iii) the strength and depth of an experienced management team and board of directors, and (iv) sufficient critical mass to attract broad investment sponsorship and support, should position Gold Fields International as an attractive equity investment in the global markets.

Gold Fields, as the majority shareholder, will work with the management of Gold Fields International and for so long as it is controlled by Gold Fields, Gold Fields International will become Gold Fields’ vehicle for international growth outside of the SADC. With access to international capital markets and acquisition opportunities, Gold Fields International will be able to continue to deliver growth to Gold Fields Shareholders, growth that would have been more challenging if the non-SADC assets had remained within the South African company. Although Gold Fields will initially contribute cash, cash equivalents and gold bullion in the amount of approximately US$450 million to Gold Fields International, in the future it is expected that cash generated by the Gold Fields assets in South Africa will be available to Gold Fields to invest in current South African operations as well as any exploration and development opportunities that arise in the SADC.

For further details regarding the benefits of the Transaction to Gold Fields, see section 2.3 of this Circular.

4.2 Intentions of Gold Fields Regarding its Shareholding in Gold Fields International

Gold Fields International will become a subsidiary of Gold Fields as a result of the Transaction and Gold Fields is expected to retain a controlling interest in Gold Fields International going forward. In this regard, and as further explained by reference to the SARB Conditions, the Anti-Dilution Agreement to be entered into as of and with effect from the Completion Date provides that for so long as any South African Regulatory Requirements require it, Gold Fields will retain a minimum shareholding of 50.1% in Gold Fields International and will be precluded from selling any of the Consideration Shares unless it sells its entire shareholding.

4.3 Business Strategy

A split geographic model reflects the reality that Gold Fields’ South African operations are very different from its non-SADC operations in their characteristics, capital needs and operational challenges. The Transaction will sharpen Gold Fields’ focus on South Africa and enable Gold Fields’ management to progress the transformation of the operations of Gold Fields to meet the requirements of the South African Mining Charter and the requirements of effectively operating in Southern Africa while maintaining the necessary operational flexibility to operate in a strong Rand environment. A focus on operational excellence and a drive to increase productivity will be accompanied by inward investment aimed at reducing costs. As in the past, profit margins will continue to be managed by adjusting the volume/grade mix of ore mined with a view to producing about 2.6 million ounces per annum for the next 10 years.

A geographic split does not mean the end of value creation. As the existing South African operations of Gold Fields enter a less capital-intensive phase following the successful implementation of recent projects, Gold Fields will continue to pursue the significant endowment potential that exists below the current infrastructure on the South African operations, as well as pursuing opportunities in the SADC region including its exploration projects at Kisenge and Okimo in the Democratic Republic of Congo and at Tembo in Tanzania. With development capital for the non-SADC portfolio to be sourced through Gold Fields International outside of South Africa, cash from South African operations will be directed toward improving current operations and seeking out growth opportunities in the SADC.

4.4 Mineral Reserves and Resources

The mineral reserve and resource estimates in this section have been prepared in accordance with the reserve and resource definitions and classifications prescribed by either NI 43-101 or the JORC Code. If those estimates prepared in accordance with the JORC Code were instead estimated in accordance with the requirements of NI 43-101, there would be no material differences in such estimates.

Mineral Reserves

The following table sets forth the estimated proved and probable mineral reserves attributable to Gold Fields for each of the mineral properties that, upon completion of the Transaction, will either be material mineral properties of Gold Fields or of Gold Fields International (and certain other properties) as at June 30, 2004 and as prepared for Gold Fields’ annual report for the year then ended, with the exception of the Sadiola and Yatela mines which are as at December 31, 2003 and as prepared for IAMGold’s annual report for the year then ended.

Proved and Probable Mineral Reserves (1) (2)

			Grade	Contained Metal
			Gold	Gold
		Tons	(grams	(ounces)
Deposit	Category	(Mt)	per ton)	(’000)
Gold Fields Assets
Driefontein mine	Proved	29.4	8.1	7,621
(100% interest)	Probable	71.9	6.9	15,996

	Proved + Probable	101.3	7.3	23,617
Kloof mine	Proved	17.4	10.3	5,786
(100% interest)	Probable	75.6	8.8	21,479

	Proved + Probable	93.0	9.1	27,265
Beatrix mine	Proved	19.0	5.2	3,198
(100% interest)	Probable	38.6	5.3	6,605

	Proved + Probable	57.6	5.3	9,804
Sadiola mine	Proved	1.7	1.9	108
(26.6% interest)	Probable	5.3	3.6	609

	Proved + Probable	7.0	3.2	717
Yatela mine	Proved	0.6	1.1	23
(28% interest)	Probable	2.3	3.9	286

	Proved + Probable	2.9	3.2	309

			Grade	Contained Metal
			Gold	Gold
		Tons	(grams	(ounces)
Deposit	Category	(Mt)	per ton)	(’000)
Tarkwa mine	Proved	128.4	1.3	5,467
(63% interest)	Probable	93.1	1.3	3,813

	Proved + Probable	221.4	1.3	9,280
Damang mine (3)	Proved	7.4	1.3	304
(63% interest)	Probable	5.3	1.4	234

	Proved + Probable	12.7	1.3	539
St. Ives mine	Proved	6.5	1.6	328
(70% interest)	Probable	14.2	3.9	1,782

	Proved + Probable	20.6	3.2	2,109
Agnew mine (4)	Proved	0.6	7.3	141
(70% interest)	Probable	2.4	4.1	318

	Proved + Probable	3.0	4.7	459

Total	Proved	211.0	3.4	22,976
	Probable	308.7	5.2	51,122

	Proved + Probable	519.6	4.4	74,098

(1)	Modifying factors for the computation of mineral reserves may be reviewed in the supplemental information given on the websites of Gold Fields and IAMGold. Numbers have been rounded. Mineral reserve tonnages and grade include allowances for mining dilution and mining factors, and consequently are reported as net tons and grade delivered to the mill or leach pad.

(2)	All mineral reserve estimates are based on a US$350 per ounce gold price except for the Sadiola and Yatela mines which use a US$325 per ounce gold price.

(3)	Includes 0.8Mt and 18koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(4)	Excludes 0.1Mt and 39koz from Vivien which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

Mineral Resources

The following table sets forth the estimated measured, indicated and inferred mineral resources for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields or Gold Fields International (and certain other properties) as at June 30, 2004, with the exception of the Sadiola and Yatela mines, which are as at December 31, 2003, the Konttijärvi and Ahmavaara portions of the Arctic Platinum project which are as at July 2004, the Kuohunki reef which is as at July 2004 and the Nutturalampi reef and Siika-Kämä reef which were calculated in 2002 and 2003, respectively.

See “Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources”.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Proved and Probable Mineral Reserves)

			Grade	Contained Metal
					Gold
			Gold	Gold	Equivalent
		Tons	(grams	(ounces)	Ounces(6)
Deposit	Category	(Mt)	per ton)	(’000)	(’000)
Driefontein mine	Measured	44.2	12.5	17,759	17,759
(100% interest)	Indicated	80.7	10.7	27,654	27,654

	Measured + Indicated	124.9	11.3	45,413	45,413
	Inferred	—	—	—	—
Kloof mine	Measured	54.7	15.2	26,662	26,662
(100% interest)	Indicated	139.6	12.9	57,984	57,984

	Measured + Indicated	194.3	13.6	84,646	84,646
	Inferred	—	—	—	—
Beatrix mine	Measured	25.5	6.4	5,275	5,275
(100% interest)	Indicated	89.1	5.8	16,708	16,708

	Measured + Indicated	114.6	6.0	21,983	21,983
	Inferred	—	—	—	—
Sadiola mine	Measured	4.6	1.7	248	248
(26.6% interest)	Indicated	7.0	2.6	595	595

	Measured + Indicated	11.6	2.2	842	842
	Inferred	38.4	1.8	2,164	2,164
Yatela mine	Measured	1.0	1.1	37	37
(28% interest)	Indicated	4.4	2.6	360	360

	Measured + Indicated	5.4	2.3	396	396
	Inferred	1.2	1.0	41	41
Tarkwa mine	Measured	129.0	1.5	6,129	6,129
(63% interest)	Indicated	118.0	1.4	5,170	5,170

	Measured + Indicated	247.0	1.4	11,299	11,299
	Inferred	12.3	3.5	1,402	1,402
Damang mine (4)	Measured	9.8	1.4	447	447
(63% interest)	Indicated	10.0	1.6	515	515

	Measured + Indicated	19.7	1.5	961	961
	Inferred	2.4	2.5	191	191
St. Ives mine	Measured	6.6	1.7	353	353
(70% interest)	Indicated	41.8	2.4	3,169	3,169

	Measured + Indicated	48.4	2.3	3,522	3,522
	Inferred	19.7	2.9	1,854	1,854
Agnew mine (5)	Measured	0.8	8.9	225	225
(70% interest)	Indicated	6.2	4.4	882	882

	Measured + Indicated	7.0	4.9	1,107	1,107
	Inferred	4.0	5.4	688	688
Arctic Platinum	Measured	27.0	0.2	130	2,499
Project (9)	Indicated	37.8	0.1	170	3,100
(70% interest)

	Measured + Indicated	64.8	0.1	300	5,598
	Inferred	53.0	0.1	170	4,687

			Grade	Contained Metal
					Gold
			Gold	Gold	Equivalent
		Tons	(grams	(ounces)	Ounces(6)
Deposit	Category	(Mt)	per ton)	(’000)	(’000)
Cerro Corona	Measured	42.8	1.0	1,422	2,614
Project (7)	Indicated	24.9	1.0	776	1,348
(56.49% interest, subject to completion)

	Measured + Indicated	67.6	1.0	2,198	3,963
	Inferred	4.3	0.7	101	186
Essakan project(8)	Measured	—	—	—	—
(42% interest)	Indicated	12.8	2.0	802	802

	Measured + Indicated	12.8	2.0	802	802
	Inferred	1.8	2.0	122	122
Total (including	Measured	346.0	5.3	58,687	62,248
Cerro Corona	Indicated	572.3	6.2	114,785	118,287

Project and	Measured + Indicated	918.1	5.9	173,469	180,532

Essakan project)	Inferred	137.1	1.5	6,733	11,335

Total (excluding	Measured	303.2	5.9	57,265	59,634
Cerro Corona	Indicated	534.6	6.6	113,207	116,137

Project and	Measured + Indicated	837.7	6.3	170,469	175,767

Essakan project)	Inferred	131.0	1.5	6,510	11,027

(1)	Mineral resource estimates are derived on an optimised pit shell based on a gold price of US$400 per ounce except for the Essakan project (1g/t gold cut – off) and the Arctic Platinum Project (1.0g/t 2PGE+Au for reef above 100m and 2.0g/t for SK Reef deeper than 100m).

(2)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)	Numbers have been rounded.

(4)	Includes 0.9Mt and 24koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(5)	Excludes 0.3Mt and 78koz from Vivien, which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

(6)	Gold equivalent ounces are inclusive of gold ounces and represent the equivalent value of other metals at the respective gold price used.

(7)	Estimate is based on 0.5g/t gold and 0.0% copper cut – off. Copper equivalent gold ounces calculated based on US$2,204 per ton copper and US$400 per ounce gold prices.

(8)	Estimate for the Essakan Main Zone based on a 1g/t gold cut – off grade.

(9)	Equivalent gold price based on metal prices of US$375 per ounce gold, US$550 per ounce platinum, US$280 per ounce palladium, US$1,750/t copper and US$7,500/t nickel.

Cerro Corona Project: Individual Metals

			Grade		Contained Metal
			Gold		Gold
		Tons	(grams	Copper	(ounces)	Copper
Deposit	Category	(Mt)	per ton)	(%)	(’000)	(kt)
Cerro Corona Project	Measured	42.8	1.0	0.51	1,422	216.2
(56.49% interest, subject to completion)	Indicated	24.9	1.0	0.42	776	103.9

	Measured +Indicated	67.6	1.0	0.47	2,198	320.2

	Inferred	4.3	0.7	0.36	101	15.5

Arctic Platinum Project: Individual Metals

				Contained
			Grade	Metal
		Tons	2PGE+	2PGE+ Au (ounces)	Individual Metal Grades F2004
Deposit	Category	(Mt)	Au (g/t)	(’000)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Arctic Platinum Project	Measured	27.0	2.34	2,035	1.75	0.44	0.15	0.23	0.10
(70% interest)	Indicated	37.8	2.03	2,465	1.52	0.37	0.14	0.23	0.09

	Measured + Indicated	64.8	2.16	4,500	1.62	0.40	0.14	0.23	0.09

	Inferred	53.0	2.54	4,321	1.93	0.50	0.10	0.15	0.07

4.5 Transaction Effects

The pro forma financial effects of the Transaction on Gold Fields set out below are based on Gold Fields’ audited results for the year ended June 30, 2004.

The pro forma financial effects have been prepared for illustrative purposes only to provide information on how the Transaction may have impacted on the results and financial position of Gold Fields had the Transaction occurred at the beginning of the year ended June 30, 2004. Because of their nature, the pro forma financial effects may not give a fair reflection of Gold Fields’ financial position at June 30, 2004, after the Transaction, or the effect on future earnings.

	Before Transaction(1)	After Transaction(2)(3)	Percentage
	(SA cents)	(SA cents)	change(3)
Headline earnings per share (4)	157	139	(11.5%)
Earnings per share (4) & (5)	158	139	(12.0%)
Net asset value per share (6)	3,042	3,500	15.1%)
Tangible net asset value per share (6)	3,042	2,903	(4.6%)

(1)	Based on the audited consolidated financial statements of Gold Fields for the year ended June 30, 2004.

(2)	Represents pro forma financial effects after the completion of the Transaction

(3)	The figures indicated in these columns differ from the pro forma financial effects set out in the terms announcement issued by Gold Fields on September 30, 2004 due to subsequent adjustments to the purchase price and resulting accounting adjustments. These adjustments do not result in any material impact on the pro forma financial effects as set out in the terms announcement.

(4)	In relation to the pro forma earnings and headline earnings it is assumed that:

(a)	The Transaction was effective on July 1, 2003.

(b)	IAMGold’s results were included for the 12 months ended June 30, 2004.

(c)	The consideration for the Transaction was based on the market value of IAMGold at a share price of Cdn$7.86.

(d)	Fair value adjustments to IAMGold’s assets are amortised over the relevant operation’s economic life. (As a consequence of the Transaction effectively resulting in the reverse acquisition of IAMGold by Gold Fields, the fair market value of the IAMGold assets is required to be valued.)

(5)	IFRS requires that the Transaction be accounted for under the provisions of IFRS 3, which requires that goodwill should not be amortised but tested for impairment. Earnings per share are therefore shown on this basis. Under Gold Fields’ previous policies (i.e. before adoption of IFRS 3), pro forma earnings per share would have been 107 SA cents.

(6)	In relation to pro forma net asset value and tangible net asset value it is assumed that:

(a)	The Transaction was effective on June 30, 2004.

(b)	The business combination arising from the Transaction will be accounted for by Gold Fields using the purchase method, resulting in the value of IAMGold’s assets being restated to fair value.

(c)	IAMGold’s financial position was included as at June 30, 2004.

(d)	The consideration for the Transaction was based on the market value of IAMGold at a share price of Cdn$7.86.

(e)	Transaction costs estimated at Rand 110 million are included in the purchase consideration.

(f)	Fair value adjustments to IAMGold’s listed investments and of gold bullion inventory are reflected in market prices as at August 31, 2004.

(7)	No adjustment has been included for the potential additional common shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5. SUMMARY OF THE PURCHASE AGREEMENT

The following is a description of the material terms and conditions of the Purchase Agreement.

General

The Purchase Agreement provides for the completion of the Transaction, being the acquisition by the IAMGold Group of the Acquired Interests from Gold Fields and its subsidiaries and the issue by IAMGold of the Consideration Shares to Gold Fields and its subsidiaries. Completion of the Transaction will result in the acquisition by the IAMGold Group of all of the interests of Gold Fields in certain of its subsidiaries or other companies in which it has an interest which collectively hold all of the mining assets of Gold Fields located outside of the SADC. In addition, on or shortly before the Completion Date, IAMGold will pay a special cash dividend of Cdn$0.50 per outstanding IAMGold Share to its shareholders of record at the close of business on a date to be determined preceding the Completion Date, which dividend and record date will be declared at the Escrow Time.

Pursuant to the Purchase Agreement, Gold Fields is entitled from time to time, upon written notice to IAMGold, to modify the structure of the Transaction and to incorporate additional elements or refinements thereto provided that the following requirements are met:

(a)	the members of the IAMGold Group will acquire, directly or indirectly, the Acquired Interests on or before the completion of the Transaction notwithstanding the Structure Changes;

(b)	upon final completion of the Transaction with the Structure Changes, the only consideration in respect of the Transaction that will be held by Gold Fields and its affiliates, other than IAMGold and its subsidiaries, will be the Consideration Shares;

(c)	any internal reorganisation of the IAMGold Group, including any of its assets or liabilities required under the Structure Changes shall be subject to IAMGold’s consent which will not be unreasonably withheld;

(d)	the Structure Changes would not reasonably be expected to affect adversely in any material way the ability of the parties to complete the Transaction by January 5, 2005;

(e)	implementation of the Transaction with the Structure Changes would not reasonably be expected to have a material adverse effect on IAMGold or the tax position of, or the tax effect on, its shareholders as compared to implementation of the Transaction without the Structure Changes;

(f)	Gold Fields will consult with IAMGold in determining the Structure Changes and with respect to any amendments to the Purchase Agreement included in the Structure Change notice; and

(g)	the Structure Changes shall not give rise to any requirement to file or distribute to IAMGold’s shareholders an amendment or supplement to the IAMGold management information circular expected to be issued in early November 2004;

and in connection with the delivery of such notice, without limiting the generality of the foregoing, Gold Fields shall be entitled to determine:

(a)	that certain Indirectly Acquired Companies will become Directly Acquired Companies and that certain Listed Indirectly Acquired Interests will become Listed Directly Acquired Interests;

(b)	which IAMGold Group Company, including subsidiaries not yet incorporated, organized or otherwise part of the IAMGold Group at the date of the Purchase Agreement will purchase which Acquired Interests;

(c)	the allocation of the purchase consideration among the Acquired Interests; and

(d)	the steps to be taken to implement the Transaction and the sequencing and timing thereof, it being acknowledged that the steps will take several days to be implemented and that some steps may occur after the Completion Date.

Representations and Warranties

The Purchase Agreement contains various representations and warranties of IAMGold to Gold Fields with respect to IAMGold, the IAMGold Subsidiaries and, in most cases to the knowledge and belief of IAMGold, with respect to the IAMGold Significant Interest Companies and of Gold Fields, GF Ghana Holdings and GF Guernsey to IAMGold with respect to Gold Fields, the Vendors and the Acquired Companies. These representations and warranties are qualified by disclosures in confidential disclosure letters exchanged by Gold Fields and IAMGold concurrently with the execution of the Purchase Agreement and by public disclosure by Gold Fields and IAMGold as the case may be. The representations and warranties relate to, among other things: (a) their corporate organisation, existence and similar corporate matters; (b) their capitalisation and outstanding securities; (c) the execution and delivery of the Purchase Agreement and completion of the transactions contemplated thereby not (i) conflicting with or resulting in a violation, contravention or breach of any terms, conditions or provisions of their articles or by-laws, any Laws or any instrument, agreement or licence, (ii) giving rise to any right of termination of any agreement, instrument or licence or acceleration of indebtedness, (iii) resulting in the creation or imposition of any encumbrance on their assets, other than those that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on IAMGold or the Acquired Companies, as the case may be; (d) the execution and delivery of the Purchase Agreement and the completion of the transactions contemplated thereby not resulting in payments becoming due to any director or officer of any IAMGold Group Company (in the case of IAMGold) or Acquired Company (in the case of Gold Fields); (e) the authorisation, execution, delivery and enforceability of the Purchase Agreement; (f) consents required; (g) directors’ approvals; (h) except as disclosed, since December 31, 2003 (in the case of IAMGold) and June 30, 2004 (in the case of the Acquired Companies), their having conducted business in the ordinary and regular course of business consistent with past practice; (i) employment and labour matters; (j) the financial statements of IAMGold and the Acquired Companies; (k) completeness and accuracy of financial and corporate books and records; (l) the absence of litigation; (m) title to properties and assets; (n) insurance matters; (o) environmental matters; (p) the filing of tax returns, the payment of taxes and other tax matters; (q) intellectual property; (r) pension and employee benefits; (s) reporting issuer and listing status of IAMGold and the absence of any cease trade or similar order to which IAMGold is subject; (t) the filing with securities regulatory authorities and stock exchanges of all public disclosure documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (u) compliance with applicable laws; (v) there being no agreement or option to purchase shares, other securities or assets which are material; (w) absence of non-competition agreements; (x) absence of bankruptcy proceedings; (y) absence of broker’s commission or break fee; (z) providing full disclosure; (aa) the receipt by the directors of IAMGold of the written opinion of RBC as to the fairness of the Transaction from a financial point of view; and (bb) the Consideration Shares being, upon issue, issued as fully paid and non-assessable shares.

Covenants

The Purchase Agreement provides that each of IAMGold and Gold Fields shall convene and hold a special meeting of its shareholders for the purpose of considering certain resolutions relating to the Transaction as soon as reasonably practicable and in any event no later than December 7, 2004 or such later date as may be mutually agreed upon by IAMGold and Gold Fields and, in connection therewith, each of IAMGold and Gold Fields shall (i) as promptly as reasonably practicable, prepare, file and distribute to its shareholders in accordance with all applicable Laws a circulation, together with any other documents required by applicable Laws in connection with the approval of such resolutions by its respective shareholders, and give the other party the opportunity to review and comment on its circular and all such other documents (all of which documents shall be reasonably satisfactory to the other party before they are filed or distributed to shareholders); (ii) in a timely and expeditious manner, prepare, file and distribute to its shareholders any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to its circular in accordance with all applicable Laws (which amendments or supplements shall be reasonably satisfactory to the other party before they are filed or distributed to shareholders); (iii) solicit proxies to be voted at its meeting of shareholders in favour of such resolutions and otherwise use commercially reasonable efforts to obtain the approval of the required majority of votes to be cast by its shareholders in respect of such resolutions; (iv) allow representatives of the other party to attend its shareholder meeting; and (v) in the case of IAMGold, conduct the IAMGold Meeting in accordance with the CBCA, the by-laws of IAMGold, and as otherwise required by applicable Laws and, in the case of Gold Fields, conduct the General Meeting in accordance with the articles of association of Gold Fields and as otherwise required by applicable Laws.

IAMGold is required, and Gold Fields must cause each Vendor and Acquired Company, to conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice, other than in connection with (i) the IAMGold Permitted Transactions and the Gold Fields Permitted Transactions, (ii) as required to complete the Transaction, and (iii) in the case of Gold Fields or the Vendors, conduct or actions of Gold Fields or the Vendors that could not reasonably be expected to have an adverse effect on the Acquired Interests or the ability of Gold Fields or the Vendors to complete the Transaction. In addition, IAMGold is required, and Gold Fields must cause the Acquired Companies, (other than in connection with the IAMGold Permitted Transactions and the Gold Fields Permitted Transactions, as required to complete the Transaction or as the other party may agree in writing) to, among other things:

(a) not directly or indirectly do or permit to occur any of the following:

(i)	undertake, or permit any other IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields, to undertake, any merger, amalgamation, business combination, reorganisation, recapitalisation, liquidation, transfer of assets, issuance of treasury securities or any other transaction, except in each case with or to another IAMGold Group Company, in the case of IAMGold, or Acquired Company, in the case of Gold Fields, which would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Encumbrance (as defined in the Purchase Agreement) on, the shares or material assets of any of the subsidiaries of IAMGold or any IAMGold Significant Interest Company, in the case of IAMGold, or any of the Acquired Companies, in the case of Gold Fields, or enter into any agreement or commitment in respect of any of the foregoing;

(ii)	(A) in the case of IAMGold, issue any common shares other than pursuant to outstanding options, warrants or other securities exercisable or convertible into or exchangeable for, or other rights to acquire, IAMGold Shares and, in the case of Gold Fields, permit any Acquired Company to issue any securities other than to the Vendors, other Acquired Companies or any other persons listed in certain schedules to the Purchase Agreement as being holders of shares of or other interest in any Acquired Company, (B) in the case of IAMGold, amend the terms of any such options, warrants or other securities and, in the case of Gold Fields, permit any Acquired Company to amend the terms of any securities outstanding as of September 30, 2004, (C) in the case of IAMGold, issue any additional options, warrants or other securities exercisable or convertible into or exchangeable for IAMGold Shares, or (D) enter into or grant any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities, other than, in the case of Gold Fields, by or to the Vendors or the Acquired Companies or any other persons listed in certain schedules to the Purchase Agreement as being holders of shares of or other interests in any Acquired Company;

(iii)	reduce its capital in respect of any class of securities of IAMGold or any Acquired Company, as the case may be;

(iv)	declare, set aside or pay any dividend payable in cash, securities, property or otherwise with respect to the shares of IAMGold (other than the Special Dividend), in the case of IAMGold, or an Acquired Company, in the case of Gold Fields, or make any other distribution whatsoever to the holders of its securities (other than, in the case of Gold Fields, to another Acquired Company);

(v)	amend or propose to amend the articles or by laws (or their equivalent) of any IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields;

(vi)	split, combine or reclassify any of the shares of any IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields;

(vii)	redeem, purchase or offer to purchase any IAMGold Shares, in the case of IAMGold or any of its shares other than those held by another Acquired Company, in the case of Gold Fields;

(viii)	acquire or agree to acquire any other person (or material interest therein) or division of any other person other than another IAMGold Group Company, in the case of IAMGold, or another Acquired Company, in the case of Gold Fields, or in connection with a transaction otherwise permitted by the Purchase Agreement;

(ix)	(A) satisfy or settle any claims or disputes, except (i) such as have been included in its financial statements, which are, individually or in the aggregate, in an amount in excess of Cdn$1.5 million, in the case of IAMGold, or such as have been included in the financial statements of the Directly Acquired Companies which are, individually or in the aggregate, in an amount in excess of Cdn$3 million, in the case of Gold Fields or (ii) which constitute a claim or liability between IAMGold Group Companies, in the case of IAMGold, or the Acquired Companies, in the case of Gold Fields, (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of Cdn$1.5 million, in the case of IAMGold, or Cdn$3 million, in the case of Gold Fields; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(x)	except as otherwise permitted by the Purchase Agreement or, in the case of Gold Fields, as disclosed by Gold Fields (A) incur or authorise, agree or otherwise become committed to incur, any indebtedness for borrowed money or (B) provide or authorise, agree or otherwise become committed to provide any guarantee for borrowed money; or

(xi)	except as required by applicable generally accepted accounting principles or any applicable Laws, make any changes to its existing accounting practices or make any material tax election inconsistent with past practice; and

(b)	use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to the completion of the Transaction at or before the Escrow Time and will take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i)	make all notifications and obtain all consents, approvals and authorisations as are required to be obtained by any IAMGold Group Company or Gold Fields Group Company, as the case may be, under any applicable Law or from any governmental entity or authority which would, if not obtained, materially impede the completion of the Transaction or have a material adverse effect on IAMGold or the Acquired Companies, as the case may be;

(ii)	effect all necessary registrations, filings and submissions of information requested by any governmental entities or authorities required to be effected by them in connection with the Transaction;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Purchase Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties to complete, the Transaction; and

(iv)	cooperate with the other of them in connection with the performance of its obligations under the Purchase Agreement, including cooperating with it in applying for and obtaining, or causing to be applied for and obtained, all consents, orders and approvals required by it in connection with the completion of the Transaction.

In addition, Gold Fields has covenanted to cause GFLMS to, and IAMGold has covenanted to, execute and deliver at or before the Escrow Time the Mvela Resources Novation Agreement.

Conditions to the Completion of the Transaction

The obligations of IAMGold and Gold Fields to complete the Transaction are subject to the satisfaction or waiver of certain mutual conditions to be performed or complied with at or prior to the Escrow Time, including, among others:

(a)	the Share Issue Resolution having been approved in accordance with applicable Laws by the IAMGold Shareholders at the IAMGold Meeting;

(b)	the TSX and the NYSE or, failing the NYSE, AMEX having conditionally approved the listing of the Consideration Shares;

(c)	all of the rights, benefits, obligations and liabilities of GF Ghana Holdings pursuant to existing management contracts and all other agreements between GF Ghana Holdings and each of the Ghana JV Companies having been transferred by way of novation to IAMGold or a current or future subsidiary of IAMGold;

(d)	IAMGold and Gold Fields having entered into the Anti-Dilution Agreement and the Relationship Agreement, each as of and with effect from the Completion Date;

(e)	the satisfaction of the requirements of the JSE in relation to the Transaction and the written approval of the Minister of Industry pursuant to the Investment Canada Act (Canada) having been obtained on terms reasonably satisfactory to each of Gold Fields and IAMGold; and

(f)	Gold Fields having obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be necessary or desirable in connection with, and shall have caused to occur, the transfer of all of its indirect interests in (i) Kisenge Limited and its subsidiaries, Cluff Mining Congo SPRL and Mines d’Or de Kisenge SARL, (ii) the Tembo project in Tanzania, and (iii) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies, all on terms which would not reasonably be expected to have any residual adverse effect on IAMGold or any IAMGold Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to complete the Transaction in accordance with the terms of the Purchase Agreement.

The obligation of IAMGold to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others:

(a)	Gold Fields, the Vendors and the Acquired Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by them prior to the Escrow Time;

(b)	the representations and warranties of Gold Fields contained in the Purchase Agreement which are qualified by the expression “material adverse effect” or the word “material” being true and accurate when made and as of the Escrow Time and all other representations and warranties of Gold Fields contained in the Purchase Agreement being true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

(c)	there having not been up to the Escrow Time any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Companies;

(d)	there having been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to IAMGold in respect of any obligations or liabilities of any of the Acquired Companies pursuant to any agreement, arrangement or understanding to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies;

(e)	all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on IAMGold or its shareholders or the Acquired Companies or which could materially impede the completion of the Transaction having been obtained or received on terms that are reasonably satisfactory to IAMGold;

(f)	there not being in force any Laws, and there not having been taken any action under any applicable Laws or by any government, governmental entity or authority or regulatory authority which (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on IAMGold or the Acquired Companies;

(g)	other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any Acquired Company and no Acquired Company having hired any additional senior officer; and

(h)	IAMGold having been provided with a legal opinion to the effect that all South African regulatory requirements required to be satisfied by Gold Fields in connection with the completion of the Transaction have been satisfied.

The obligation of Gold Fields to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others:

(a)	IAMGold and the other IAMGold Group Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by IAMGold or the other IAMGold Group Companies, as the case may be, prior to the Escrow Time;

(b)	the representations and warranties of IAMGold contained in the Purchase Agreement which are qualified by the expression “material adverse effect” or the word “material” being true and accurate when made and as of the Escrow Time and all other representations and warranties of IAMGold contained in the Purchase Agreement being true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

(c)	there having not been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on IAMGold;

(d)	there having been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to Gold Fields in respect of any obligations or liabilities of Gold Fields or any of its subsidiaries other than the Acquired Companies, pursuant to any agreement, arrangement or understanding, to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of any of the Acquired Companies;

(e)	all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Gold Fields, IAMGold, their respective shareholders, any Vendor or the Acquired Companies or which could materially impede the completion of the Transaction having been obtained or received on terms that are reasonably satisfactory to Gold Fields;

(f)	there not being in force any Laws, and there not having been taken any action under any applicable Laws or by any government, governmental entity or authority or regulatory authority which (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on Gold Fields, IAMGold, any Vendor or the Acquired Companies;

(g)	no person together with its joint actors having acquired beneficial ownership of, or exercise control or direction over, directly or indirectly, in aggregate more than 20% of the IAMGold Shares;

(h)	other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any IAMGold Group Company and no IAMGold Group Company having hired any additional senior officer;

(i)	IAMGold having (i) procured resignations and releases from the five directors of IAMGold not remaining as directors of IAMGold, (ii) taken all such necessary action to increase the number of IAMGold’s directors to 10, and (iii) elected or appointed seven nominees of Gold Fields as directors, all effective as of the Completion Date;

(j)	the TSX and the NYSE or, failing the NYSE, AMEX having provided written confirmation to Gold Fields on terms that are reasonably satisfactory to Gold Fields that the Consideration Shares will not be subject to any escrow requirements of such exchanges;

(k)	IAMGold and Gold Fields having entered into the Registration Rights Agreement as of and with effect from the Completion Date;

(l)	the IAMGold Shareholders having approved, in accordance with applicable Laws, the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution;

(m)	the Gold Fields Shareholders having approved the Transaction in the manner determined by the directors of Gold Fields; and

(n)	Mvela Resources having executed and delivered the Mvela Resources Novation Agreement.

The Purchase Agreement provides that, if any condition to the completion of the Transaction is not satisfied or waived by the applicable party by the Escrow Time, then the party entitled to the benefit of such condition may terminate the Purchase Agreement by written notice, except where such failure is the result of a breach of the Purchase Agreement by such party.

Amendment

Except for Structure Changes that may be effected by Gold Fields, the Purchase Agreement may be amended only by written agreement of the parties thereto.

Non-Solicitation

Pursuant to the Purchase Agreement, IAMGold and Gold Fields have agreed that, subject to all Laws applicable to IAMGold and Gold Fields, respectively, until the earlier of the completion of the Transaction and the Termination Date, neither of IAMGold or Gold Fields shall, directly or indirectly, nor shall it authorise or permit any of its accountants, legal counsel, technical, tax and financial advisers and other representatives to, directly or indirectly:

(a)	solicit, initiate, encourage, engage in or respond to any Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding any Acquisition Proposal;

(c)	withdraw or modify in a manner adverse to the other party the approval of its directors of the Transaction;

(d)	agree to, approve or recommend an Acquisition Proposal; or

(e)	enter into any agreement related to an Acquisition Proposal;

provided, however, that subject to the provisions of the Purchase Agreement, the foregoing will not (i) prevent IAMGold from completing the IAMGold Permitted Transactions or Gold Fields from completing the Gold Fields Permitted Transactions, (ii) prevent IAMGold from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person and which is not withdrawn if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGold gives Gold Fields written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person, or (iii) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to applicable Laws if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to comply with applicable Laws, provided that Gold Fields is precluded from accepting or entering into any agreement in respect thereof prior to the termination of the Purchase Agreement.

IAMGold and Gold Fields are required to promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non public information relating to them. Such notice is required to include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

Superior Proposals

Pursuant to the Purchase Agreement, IAMGold has agreed that neither IAMGold nor its directors shall, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

(a)	the directors of IAMGold have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(b)	Gold Fields has been provided with a copy of the document containing such Superior Proposal (with certain permitted deletions);

(c)	five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGold to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (A) Gold Fields has not, within such five business day period, made an offer in writing to amend the Purchase Agreement which purports to at least match the Superior Proposal (a “Matching Offer”) or (B) Gold Fields has made a Matching Offer and the directors of IAMGold determine (which determination need not be made within such five business day period) in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisers, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction:

(i)	which is equivalent or superior, from a financial point of view, to IAMGold to the Superior Proposal (and IAMGold shall have received a written opinion from its financial advisers substantially to such effect); or

(ii)	the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under applicable Laws;

(d)	if Gold Fields has elected not to match the Superior Proposal or if a Matching Offer made by Gold Fields is not accepted by IAMGold, IAMGold terminates the Purchase Agreement; and

(e)	IAMGold pays the termination fee to Gold Fields required in accordance with the provisions of the Purchase Agreement.

Termination and Termination Fees

The Purchase Agreement may be terminated at any time prior to the Completion Date:

(a)	by IAMGold if Gold Fields has elected not to match the Superior Proposal or if an offer made by Gold Fields is not accepted by IAMGold;

(b)	by Gold Fields or IAMGold if the Transaction has not closed in escrow by December 21, 2004 or if any mutual condition to the completion of the Transaction is not satisfied or waived by the Escrow Time;

(c)	by IAMGold if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time; or

(d)	by Gold Fields if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time.

In the event that:

(a)	IAMGold terminates the Purchase Agreement in the circumstances set out in paragraph (d) under the heading “Superior Proposals”; or

(b)	the Purchase Agreement is terminated following public disclosure by Gold Fields of details of an Acquisition Proposal in the manner permitted by the Purchase Agreement and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to applicable Laws;

(any such event being a “Triggering Event”), then IAMGold or Gold Fields, as the case may be, is required to pay the other party an amount in cash equal to US$20 million in immediately available funds to an account designated by the other party. Such payment is to be made, in the case of a termination in accordance with paragraph (a) immediately above, concurrently with such termination and, in the circumstances set forth in paragraph (b) immediately above, at the earliest time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed. The obligation to make any such payment will survive any termination of the Purchase Agreement. The SARB has confirmed its agreement to the making of such a payment by Gold Fields, provided that the SARB shall be advised of the specific circumstances that triggered such payment.

Directors and Officers Insurance

IAMGold will obtain and maintain for a period of 18 months following the Completion Date “run-off” insurance in favour of its officers and directors that provides coverage substantially equivalent to the coverage provided by IAMGold’s existing directors and officers insurance, provided that the same is available on terms and at a cost that is acceptable to Gold Fields and IAMGold each acting reasonably.

Expenses of the Transaction

The Purchase Agreement provides that each of IAMGold and Gold Fields is to pay its own expenses incurred in connection with the Transaction. The estimated costs to Gold Fields of implementing the Transaction, including fees and expenses of financial, legal, accounting and technical advisers, are approximately Rand 96 million (excluding VAT), as set out more particularly in section 11 of schedule B on page B-13 of this Circular.

6. SUMMARY OF THE ANTI-DILUTION AGREEMENT

It is a condition to the completion of the Transaction in favour of each of IAMGold and Gold Fields that Gold Fields and Gold Fields International enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. Pursuant to the Anti-Dilution Agreement, for so long as Gold Fields is subject to South African Regulatory Requirements, Gold Fields International will grant such pre-emptive rights as enable Gold Fields and its affiliates, other than the subsidiaries of Gold Fields International, to purchase as many GFI Shares as is necessary to maintain beneficial ownership (based upon GFI Shares issued or issuable to Gold Fields and its affiliates from treasury or otherwise acquired by Gold Fields and its affiliates in certain circumstances contemplated by the Anti-Dilution Agreement) by Gold Fields of not less than 50.1% (or such lesser percentage as may be required or permitted from time to time by South African Regulatory Requirements, 50.1% or such lesser percentage being referred to as the “Minimum Ownership Level”) of the outstanding GFI Shares on a fully diluted basis from time to time. In addition, pursuant to the Anti-Dilution Agreement, Gold Fields is entitled to maintain its ownership interest from time to time by participating in any issuance of Gold Fields International equity securities for cash at the same price as other purchasers. In the case of a non-cash issuance, Gold Fields is entitled to participate to the extent necessary to enable it to maintain its interest at the Minimum Ownership Level at a cash price equal to the prevailing market price or fair value of the securities being offered. The Anti-Dilution Agreement also restricts the ability of Gold Fields International to issue shares in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields’ pre-emptive rights. Gold Fields International is not permitted under any circumstances, whether or not Gold Fields exercises its Anti-Dilution Rights in respect thereof, to issue GFI Shares or other voting or participating shares or convertible securities (other than options under the IAMGold Share Incentive Plan) (collectively, “Equity Securities”) if as a result Gold Fields’ ownership interest could fall below the Minimum Ownership Level.

Pursuant to the Anti-Dilution Agreement, Gold Fields shall not, nor permit any of its affiliates to, sell or otherwise dispose of less than all of the Equity Securities owned by Gold Fields and its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African Regulatory Requirements.

7. SUMMARY OF THE RELATIONSHIP AGREEMENT

Upon completion of the Transaction, Gold Fields will hold approximately 70% of the equity of Gold Fields International on a fully-diluted basis. Pursuant to the Relationship Agreement to be entered into as of and with effect from the Completion Date, Gold Fields and Gold Fields International set forth their agreement with respect to, among other things, access to information, the provision of services, the fulfillment of the SARB Conditions, related parties committees, corporate opportunities and conflicts of interest. The following is a description of the material terms and conditions of the Relationship Agreement.

(a)	Access to Information: Gold Fields International will provide Gold Fields and its representatives with reasonable access and duplicating rights, the cost of which will be borne by Gold Fields, to all documentation, communications and matters within the knowledge, possession or control of Gold Fields International relating to its business in so far as such access is required by Gold Fields for the purpose of adhering or proving adherence to the SARB Conditions or performing its obligations under any agreement between Gold Fields and Gold Fields International or complying with any applicable Laws or for regulatory or corporate reporting purposes. All other sharing of information is subject to the prior approval of the related parties committee of Gold Fields International (as described in (d) below) on a case-by-case basis.

Except as required by applicable Laws or for the purposes described in the immediately preceding paragraph and after taking reasonable steps to protect the confidentiality of the information, neither Gold Fields nor any of its representatives will, without prior written consent of Gold Fields International, disclose to any person, other than Gold Fields’ representatives, any material, non-public information concerning the business or affairs of Gold Fields International acquired from Gold Fields International or any representative thereof. Where Gold Fields is required by applicable Laws to disclose material non-public information concerning Gold Fields International, Gold Fields will provide Gold Fields International notice prior to disclosing such information to afford Gold Fields International the opportunity to take appropriate steps to protect the information.

(b)	Provision of Services: Gold Fields and Gold Fields International may enter into services agreements following the completion of the Transaction. The terms of such agreements, which might cover areas such as treasury, technical, procurement, risk management, insurance or exploration services, will be negotiated in good faith on an arm’s-length basis and reduced to writing. The financial terms of the provision of services will be commercially reasonable based on terms generally available for comparable services from an arm’s-length person in the marketplace. For so long as Gold Fields International is a subsidiary of Gold Fields, all agreements for the provision of services will be approved by the related parties committees of each party.

(c)	Fulfillment of SARB Conditions: Upon the execution of the Relationship Agreement, Gold Fields International will acknowledge the SARB Conditions and will undertake not to do or omit to do anything in contravention of the SARB Conditions. Gold Fields International and Gold Fields will consult in good faith on any issues arising as a result of differing interpretations of the SARB Conditions, and if, after such good faith consultation, a dispute still exists as to the interpretation of the SARB Conditions, such dispute will be referred to the relevant South African regulatory authority whose decision will be final. Gold Fields covenants and agrees that it will comply with the SARB Conditions. Where a transaction proposed by the GFI Board of Directors requires SARB approval and Gold Fields in its sole discretion concludes that such approval can be obtained on reasonable terms, Gold Fields will seek SARB approval in respect of such transaction.

(d)	Related Parties Committees: Each of Gold Fields and Gold Fields International will establish a related parties committee of its respective board of directors, whose members shall satisfy the independence requirements prescribed from time to time by applicable Laws of the company for boards of directors or committees thereof reviewing related party transactions, to be governed by a committee charter to be developed and prepared by Gold Fields and Gold Fields International in consultation. Such related parties committees will be involved in any transactions specifically provided for in the Relationship Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement to the extent required or contemplated, and all other intercompany transactions between Gold Fields and Gold Fields International. Any material amendments to the Relationship Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement will be subject to prior approval of the related parties committees of each of Gold Fields and Gold Fields International.

(e)	Corporate Opportunities and Conflicts of Interest: For so long as Gold Fields International remains a subsidiary of Gold Fields, corporate opportunities will be allocated on a geographic basis as follows: any potential transaction or opportunity presented to or known by either party with respect to a mining property situate in the SADC will trigger a right of first refusal in favour of Gold Fields to engage in, bid for or otherwise pursue such transaction or opportunity. All other potential transactions and opportunities will trigger a right of first refusal in favour of Gold Fields International to engage in, bid for or otherwise pursue such transaction or opportunity.

Where a potential transaction or opportunity does not fall exclusively under one of the aforementioned categories, the matter will be referred to the related parties committee of the party to which such transaction or opportunity is presented or becomes known for the purpose of determining how the transaction or opportunity should be allocated. Each party will promptly refer to the other party any transaction or opportunity coming to its attention in an area where it does not enjoy a right of first refusal. Gold Fields International and Gold Fields agree that the party benefiting from a right of first refusal, as applicable, will, as soon as practicable after making a determination not to pursue a transaction or opportunity, notify the other party in writing that it is not pursuing the transaction or opportunity, and upon receipt of written notice the other party will be free to pursue the transaction or opportunity without additional formalities or documentation as between the parties.

8. SUMMARY OF THE REGISTRATION RIGHTS AGREEMENT

Under the Registration Rights Agreement to be entered into between Gold Fields International and Gold Fields as of and with effect from the Completion Date, Gold Fields International will agree, subject to the terms and conditions of such agreement, to use its best commercial efforts at Gold Fields’ request to qualify GFI Shares held by Gold Fields for distribution under the securities laws of one or more of the provinces or territories of Canada (by filing a prospectus and obtaining a receipt therefor) and/or under the securities laws of the United States (by filing a registration statement and having such registration statement become or be declared effective).

Gold Fields may, at any time, request that Gold Fields International qualify for distribution a specified number of GFI Shares held by Gold Fields (a “Demand Qualification”). Gold Fields International is not obligated to effect (i) any Demand Qualification where the GFI Shares to be qualified have a market value of less than Cdn$10 million; (ii) any Demand Qualification during a “black out” period required by any underwriter in connection with any previous offering of securities by Gold Fields International; (iii) more than one Demand Qualification in any 12 month period or (iv) any Demand Qualification where such distribution would not be in compliance with the Anti-Dilution Agreement and Gold Fields’ obligation under the SARB Conditions to maintain a minimum 50.1% ownership interest (on a fully-diluted basis) in Gold Fields International, or would necessarily result in Gold Fields International being in breach of applicable securities laws.

If Gold Fields International proposes to qualify for distribution any GFI Shares (other than in connection with any dividend reinvestment plan or share incentive or other employee benefit plan) (a “Piggyback Qualification”), Gold Fields International must give Gold Fields notice of its intention to do so and, subject to certain conditions, must include in such Piggyback Qualification all GFI Shares held by Gold Fields which Gold Fields requests be included.

If any Demand Qualification or Piggyback Qualification, as the case may be, involves an underwritten offering and the managing underwriters advise Gold Fields International in writing that in their opinion the number of GFI Shares proposed to be distributed by Gold Fields International and Gold Fields have requested to be included in such offering exceeds the number (the “Maximum Offering Size”) which can be sold in an orderly manner within a price range acceptable to Gold Fields International, Gold Fields International is only obliged to include in the qualification such number of GFI Shares as will not cause the offering to exceed the Maximum Offering Size and, in such event, must give priority for inclusion in such qualification to (i) in the case of a Demand Qualification, the GFI Shares proposed to be distributed by Gold Fields and (ii) in the case of a Piggyback Qualification, the GFI Shares proposed to be distributed by Gold Fields International. In addition, Gold Fields International (in the case of an underwritten Demand Qualification or Piggyback Qualification) and Gold Fields (in the case of an underwritten Piggyback Qualification) have agreed not to effect any sale of GFI Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as the other party and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering.

Gold Fields is required to pay or bear its proportionate share of the underwriting discount or selling commission involved in any underwritten offering. Each of Gold Fields International and Gold Fields has agreed to pay its proportionate share of all expenses (other than Gold Fields International’s internal expenses) relating to any Demand Qualification or Piggyback Qualification, in each case, based on the proportion that the number of GFI Shares that Gold Fields International or Gold Fields is selling bears to the total number of GFI Shares being qualified for sale.

9. REGULATORY MATTERS

9.1 South African Reserve Bank

Exchange control regulations, which restrict the free flow of capital in and out of the country, currently exist in South Africa. These regulations, which until the recent past were rather strict, have been significantly relaxed. The expressed goal of the South African government is the ultimate equal treatment of residents and non-residents in relation to inflows and outflows of capital and the abolition of these exchange control measures.

As a South African resident company, Gold Fields is bound by applicable South African exchange control regulations. In particular, Gold Fields requires the consent of the SARB to complete the Transaction and retain the Consideration Shares on an ongoing basis.

In a letter (the “SARB Letter”) dated July 26, 2004, the SARB granted approval to Gold Fields entitling it to complete the Transaction and retain the Consideration Shares on an ongoing basis on the basis that:

(a)	at all times Gold Fields maintains a shareholding of at least 50.1% in Gold Fields International; and

(b)	Gold Fields, in order to maintain a shareholding of at least 50.1% in Gold Fields International, will be permitted, subject to the approval of the SARB on a case-by-case basis, to follow its rights in any equity capital market fund raising by Gold Fields International by using funds sourced from within the CMA, provided that:

(i)	funds sourced from within the CMA are to be applied towards capital expenditure on a specific project or towards the funding of any corporate acquisition of Gold Fields International;

(ii)	the financing of such rights must be done within the foreign direct investment limits or other exchange control policy parameters prevailing at such time; and

(iii)	the requirements as set out in the next paragraph below are complied with.

Gold Fields International will be permitted to pursue subsequent corporate acquisitions or projects subsequent to the completion of the Transaction without seeking prior approval from the SARB on the following terms:

(a)	The acquisition or project must be in the same line of business as it is currently pursuing (mining of gold and platinum group metals). In some cases copper and other base metals could be by-product revenue to the main process of mining for gold and platinum group metals.

(b)	At all times Gold Fields will retain a minimum 50.1% ownership interest (on a fully-diluted basis) in Gold Fields International.

(c)	Any acquisitions or projects that are pursued would also be subject to Gold Fields International maintaining a minimum 50.1% ownership interest in the target.

(d)	Any finance arrangements relating to such acquisitions would be without recourse to Gold Fields or any of its subsidiaries or assets located in the SADC.

(e)	Any acquisitions or projects pursued by Gold Fields International must result in a benefit to South Africa over the longer term. In addition to the customary benefits of acquisitions or projects, such as added value to Gold Fields International, Gold Fields will use its reasonable commercial endeavours to source technical skills from South Africa in developing any acquisitions, consider procurement opportunities from South Africa and investigate the possibility of providing employment opportunities in areas where specific expertise is required and is available.

(f)	Gold Fields must report to the SARB after each and every acquisition by Gold Fields International giving full details of the acquisition, the financing mechanisms in connection therewith, and details of any specific benefits accruing to South Africa.

The SARB must also be provided with the audited financial statements of Gold Fields International and its subsidiaries on an annual basis. For the purpose of meeting condition (b) above, among other reasons, Gold Fields International and Gold Fields will enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. See section 6 of this Circular.

In addition, pursuant to the terms of the SARB’s current policy, the SARB indicated in the SARB Letter that it will approve that the earnings of Gold Fields International be retained offshore to the extent required for working capital, funds for expansion programs and projects, corporate acquisitions and debt servicing, subject to Gold Fields (i) reporting to the SARB, on an annual basis, on the earnings retention requirements of Gold Fields International, and (ii) seeking approval for future earnings to be retained by Gold Fields International.

9.2 Ghanaian Central Bank

Under the Ghanaian Exchange Control Act of 1961, the consent of the Bank of Ghana is required for the transfer of GF Ghana Holdings’ 71.1% shareholdings in both of the Ghana JV Companies to IAMGold or its wholly-owned subsidiaries and for the transfer of the related shareholder loans to IAMGold or its wholly-owned subsidiaries. A request for approval was filed by the parties on August 20, 2004 and approval was granted on October 27, 2004.

9.3 Ghanaian Ministry of Mines

Under the Ghanaian Minerals & Mining Law of 1994 (as amended), the proposed acquisition of controlling interests in Ghanaian mining companies must be notified to, and approval obtained from, the Ministry of Mines. A notification seeking approval for IAMGold, and any wholly-owned subsidiaries, to become a majority shareholder controller of both of the Ghana JV Companies, respectively, was filed on August 20, 2004 and approval was granted on October 18, 2004.

9.4 Australian Foreign Investment Review Board

Under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to the Australian Treasury through the Foreign Investment Review Board. A relevant acquisition cannot proceed unless the Treasury has advised that he or she has no objection to it. This includes acquisitions of Australian entities which operate in the mining industry.

A notification seeking a statement from the Treasurer that he has no objection to the Australian aspects of the Transaction was filed by IAMGold on September 1, 2004 with respect to the following Australian subsidiaries of Orogen: St. Ives Gold Mining Company Pty Limited, Agnew Gold Mining Company Pty Limited, Gold Fields Australasia Pty Limited and Gold Fields Australia Pty Limited. On October 6, 2004, the Treasurer advised that he had no objection to the Transaction. No further action is required under FATA.

9.5 Investment Canada Act

The acquisition of IAMGold Shares by Gold Fields as contemplated by the Purchase Agreement is reviewable under the Investment Canada Act, a Canadian statute governing the acquisition of control of Canadian businesses by non-Canadians. A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Industry Canada.

Before a reviewable investment may be completed, the Minister of the Federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of “net benefit to Canada”. The Minister has an initial 45-day period to make a determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the Minister must send a notice to that effect to the prospective acquiror, in which case the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change decision of the Minister.

An application for review under the Investment Canada Act was filed by Gold Fields on October 14, 2004.

10. STOCK EXCHANGE LISTINGS

10.1 Gold Fields International

Following the completion of the Transaction, the GFI Shares will continue to be listed on the TSX. An application has been made to the TSX for conditional approval of the listing of the Consideration Shares, subject to IAMGold fulfilling all of the requirements of the TSX.

An application will be made to the NYSE for approval of the listing conditional on the completion of the Transaction, of the GFI Shares on the NYSE and, in conjunction with obtaining a listing, on the NYSE, Gold Fields International would be de-listed from the AMEX. Until such time as the GFI Shares are listed on the NYSE, Gold Fields International will remain listed on the AMEX and an application has been made to the AMEX for approval of the listing of the Consideration Shares on the AMEX. Listing of the Consideration Shares on the AMEX, and listing of the GFI Shares on the NYSE, will be subject to Gold Fields International fulfilling all of the requirements of the AMEX and the NYSE, respectively.

10.2 Gold Fields

Gold Fields will retain its existing primary listing in South Africa on the JSE and secondary listings on the NYSE, the London Stock Exchange, the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields is also listed on Euronext Brussels.

11. IAMGOLD PRICE RANGES AND TRADING VOLUMES

The IAMGold Shares are listed on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG”. The following table sets forth the high and low prices and trading volumes of the IAMGold Shares on the TSX and the AMEX for the periods indicated. The quotations reported are from published financial sources.

	Toronto Stock Exchange			American Stock Exchange (1)
	High	Low	Volume	High	Low	Volume
Quarterly information	(Cdn$)	(Cdn$)	(’000 )	(US$)	(US$)	(’000)
2002
First Quarter	5.77	4.01	10,474	—	—	—
Second Quarter	8.75	5.25	21,669	—	—	—
Third Quarter	7.19	4.01	12,861	—	—	—
Fourth Quarter	7.85	4.86	17,875	5.50	3.20	2,498
2003
First Quarter	8.24	5.43	47,067	5.40	3.70	11,883
Second Quarter	7.70	5.70	34,037	5.82	3.82	13,424
Third Quarter	9.00	6.40	48,017	6.65	4.64	23,088
Fourth Quarter	10.99	8.05	38,573	8.45	5.95	24,161
2004
First Quarter	9.95	8.04	46,034	7.76	6.18	17,212
Second Quarter	8.70	5.75	213,241	6.61	4.10	54,083
July	8.77	7.10	44,167	6.65	5.32	7,712
August	10.08	6.89	33,036	7.76	5.20	9,929
September	10.31	8.74	16,195	8.15	6.90	4,006
October (to October 22)	10.77	8.50	3,155	8.60	6.77	7,896

(1)	The IAMGold Shares commenced trading on the AMEX on December 2, 2002.

The closing price of the IAMGold Shares on August 10, 2004, the last trading day prior to the public announcement of the Transaction, was Cdn$6.99 on the TSX and US$5.31 on the AMEX.

12. GOLD FIELDS PRICE RANGES AND TRADING VOLUMES

The Gold Fields shares are listed on the JSE under the symbol “GFI”. The following table sets forth the high and low prices and trading volumes of the Gold Fields Shares on the JSE for the periods indicated.

	JSE Securities Exchange, South Africa
	High	Low	Close
Quarterly information (1)	(Rand)	(Rand)	(Rand)	Volume
2001
Third Quarter	40.90	31.60	40.70	55,238,537
Fourth Quarter	66.50	39.90	57.50	85,699,094
2002
First Quarter	124.40	54.10	118.80	115,875,062
Second Quarter	171.50	101.00	121.80	152,114,725
Third Quarter	155.05	94.00	135.99	132,598,841
Fourth Quarter	134.00	95.00	119.90	110,890,283
2003
First Quarter	134.70	74.00	84.20	84,270,650
Second Quarter	103.50	68.50	89.57	88,567,679

(1)	References to quarters are to calendar quarters, not financial quarters of Gold Fields.

	JSE Securities Exchange, South Africa
	High	Low	Close
Monthly information	(Rand)	(Rand)	(Rand)	Volume
2003
September	113.25	94.50	99.70	37,609,392
October	108.00	92.00	98.51	27,003,142
November	98.70	83.00	88.00	36,973,085
December	96.02	80.50	95.50	26,858,279
2004
January	103.00	90.50	91.01	23,797,827
February	93.49	80.01	82.00	27,707,780
March	86.20	77.00	84.25	130,246,176
April	86.60	69.10	70.25	34,767,511
May	78.00	68.10	77.09	25,134,519
June	77.50	64.01	65.31	24,034,069
July	67.30	54.50	64.61	41,869,470
August	86.00	63.50	80.75	39,384,401
September	88.50	74.22	87.50	23,951,828

	High	Low	Close
Daily information	(Rand)	(Rand)	(Rand)	Volume
September 23, 2004	84.99	83.00	83.58	1,547,665
September 24, 2004	—	—	—	—
September 27, 2004	82.50	80.61	81.69	727,777
September 28, 2004	84.74	81.70	84.74	1,403,224
September 29, 2004	86.40	83.50	85.79	833,834
September 30, 2004	88.50	85.00	87.50	1,780,588
October 1, 2004	89.50	86.83	87.00	777,177
October 4, 2004	87.80	84.61	86.28	614,077
October 5, 2004	89.00	86.01	88.50	1,667,649
October 6, 2004	91.00	87.70	89.00	2,676,229
October 7, 2004	91.40	89.00	91.00	2,328,276
October 8, 2004	93.85	90.00	93.85	3,450,900
October 11, 2004	93.50	90.75	91.00	1,091,470
October 12, 2004	93.00	90.01	91.40	2,620,726
October 13, 2004	91.00	87.00	89.87	2,627,094
October 14, 2004	92.00	89.55	90.89	1,334,261
October 15, 2004	94.02	89.00	94.02	3,307,308
October 18, 2004	101.01	92.00	92.00	7,532,437
October 19, 2004	95.50	89.01	90.10	2,933,795
October 20, 2004	90.70	87.75	88.50	2,410,759
October 21, 2004	92.11	89.35	90.60	1,778,954
October 22, 2004	92.00	87.01	92.00	858,563

13. ACCOUNTING TREATMENT

The Transaction will be accounted for as a reverse takeover purchase transaction, with the Acquired Interests being identified as the acquirer and IAMGold as the acquiree. The accounting for the Transaction as a reverse takeover is based on the combined company, Gold Fields International, being owned as to approximately 70% by Gold Fields and its affiliates and as to approximately 30% by the existing IAMGold Shareholders. For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of Gold Fields International after giving effect to the purchase of the Acquired Interests, reference is made to the pro forma condensed consolidated financial statements of Gold Fields International attached as schedule G to this Circular.

Gold Fields will consolidate Gold Fields International and account for the minority interest arising as a consequence of the Transaction. For a presentation of certain pro forma effects of the accounting treatment on the consolidation of Gold Fields International, reference is made to the pro forma condensed consolidated financial statements of Gold Fields attached as schedule H to this Circular.

14. EXPERT CONSENTS

Each of SRK Consulting, Snowden, PricewaterhouseCoopers Inc., KPMG Inc. and KPMG LLP has given, and has not withdrawn, its consent to the inclusion of its name and reports in this Circular in the form and context in which they appear.

15. GOLD FIELDS DIRECTORS’ APPROVAL AND RESPONSIBILITY STATEMENT

The contents and the sending of this Circular to Gold Fields Shareholders has been approved by the Gold Fields Board of Directors. The members of the Gold Fields Board of Directors, whose names appear in section 3 of schedule B to this Circular, collectively and individually, accept full responsibility for the accuracy of the information given with respect to Gold Fields and the Acquired Interests and certify that to the best of their knowledge and belief, there are no other facts relating to Gold Fields or the Acquired Interests the omission of which would make any statement relating to Gold Fields or the Acquired Interests in this Circular false or misleading and that they have made all reasonable inquiries to ascertain such facts and that the Circular contains all information required by applicable laws.

IAMGold has provided the information contained in this Circular concerning IAMGold, its subsidiaries and the companies and partnerships in which it has equity investments, including the information incorporated by reference herein, and IAMGold’s financial information and financial statements. Gold Fields assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of IAMGold to disclose facts or events which may affect the accuracy of any such information.

DATED at Johannesburg, South Africa this 29th day of October, 2004.

BY THE ORDER OF THE BOARD

Ian D Cockerill
Chief Executive Officer

SCHEDULE A

INFORMATION CONCERNING IAMGOLD CORPORATION

1. THE CORPORATION AND CORPORATE STRUCTURE	A-2
1.1 Incorporation	A-2
1.2 Subsidiaries	A-2
2. GENERAL DEVELOPMENT OF THE BUSINESS	A-3
2.1 General	A-3
2.2 Significant Acquisitions and Dispositions	A-3
2.3 Trends	A-3
3. DIRECTORS AND OFFICERS	A-4
4. EXECUTIVE COMPENSATION	A-5
4.1 IAMGold Share Incentive Plan	A-6
4.2 Option Grants During the Financial Year ended December 31, 2003	A-8
4.3 Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values	A-8
4.4 Indebtedness of Management	A-8
4.5 Management Contracts	A-9
4.6 Compensation of Directors	A-10
4.7 Securities Authorized for Issuance Under Equity Compensation Plans	A-10
4.8 Directors’ and Officers’ Liability Insurance	A-10
4.9 Composition of the Compensation Committee	A-10
4.10 Compensation Committee Report on Executive Compensation	A-10
5. SHAREHOLDER RETURN PERFORMANCE GRAPH	A-11
6. STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-12
6.1 Report of the Corporate Governance Committee	A-12
7. PRINCIPAL SHAREHOLDERS	A-13
8. CONSOLIDATED CAPITALISATION	A-13
9. DESCRIPTION OF SHARE CAPITAL	A-13
9.1 Description of Share Capital	A-13
9.2 First Preference Shares	A-13
9.3 Second Preference Shares	A-14
9.4 IAMGold Shares	A-14
9.5 Dividend Record and Policy	A-14
10. LEGAL PROCEEDINGS	A-14
11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	A-15
12. AUDITOR, REGISTRAR AND TRANSFER AGENT	A-15
13. DOCUMENTS INCORPORATED BY REFERENCE	A-15

Capitalised terms used in this schedule A that are not defined herein have the meanings ascribed to such terms in this Circular to which this schedule A is attached. All references to dollar amounts in this schedule A are to United States dollars unless expressly stated otherwise.

1. THE CORPORATION AND CORPORATE STRUCTURE

1.1 Incorporation

IAMGold was incorporated under the Canada Business Corporations Act with the name “IAMGold International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding IAMGold Shares were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of IAMGold was increased by the creation of an unlimited number of first preference shares (the “IAMGold First Preference Shares”), issuable in series, and an unlimited number of second preference shares (the “IAMGold Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of IAMGold was changed to “IAMGold Corporation”. By articles of amalgamation effective April 11, 2000, IAMGold amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”).

The registered and principal office of IAMGold is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. IAMGold’s telephone number is 416-360-4710 and its website address is www.iamgold.com.

1.2 Subsidiaries

The following chart illustrates the current corporate structure of IAMGold and the jurisdiction of incorporation of IAMGold, its subsidiaries and related companies.

Unless the context otherwise requires, references in this schedule A to “IAMGold” are to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 General

IAMGold is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGold has interests in various operations and royalty interests on various operations that produce gold and diamonds. IAMGold’s principal operations and royalty interests are currently operated by independent third parties. IAMGold’s principal holdings are as follows:

(a)	an indirect 38% interest in SEMOS, the owner of the mining rights for the mining permit area (the “Sadiola Mining Permit”) in Mali on which the Sadiola gold mine is located;

(b)	an indirect 50% interest in SADEX which holds an 80% interest in YATELA, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine is located;

(c)	an indirect 18.9% interest in GF Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(d)	an indirect 18.9% interest in Abosso, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(e)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

(f)	a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada.

IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa. IAMGold also has exploration properties in West Africa, South America and Canada.

Additional information with respect to the business and affairs of IAMGold, including descriptions of its principal mineral properties, is set forth in schedule C attached to this Circular.

2.2 Significant Acquisitions and Dispositions

Effective January 7, 2003, IAMGold completed a business combination transaction with Repadre pursuant to which Repadre was amalgamated with a wholly-owned subsidiary of IAMGold pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre was exchanged for 1.6 IAMGold Shares, resulting in the issue of an aggregate of 62,978,855 IAMGold Shares. The total purchase consideration was recorded as US$218 million. Prior to the completion of the transaction the principal assets of Repadre consisted of its 18.9% interest in each of GF Ghana Limited and Abosso and a portfolio of royalties on mineral properties (see section 11 of schedule C attached to this Circular). The amalgamated company, named “Repadre Capital Corporation”, became a wholly-owned subsidiary of IAMGold. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre and IAMGold obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with Repadre.

2.3 Trends

IAMGold’s income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to an October 22, 2004 closing price of approximately US$424 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of IAMGold.

3. DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of IAMGold, the individual’s name, municipality of residence, position with IAMGold, principal occupation and number of IAMGold Shares beneficially owned, directly or indirectly or over which control or direction is exercised, and in the case of directors of IAMGold, the period during which the individual has served as a director of IAMGold.

Name and Municipality			Number of
of Residence	Position Held	Principal Occupation	IAMGold Shares
William D. Pugliese (3)	Chairman and	Officer, IAMGold	10,587,529
Aurora, Ontario	Director since 1990

Gordon J. Bogden (2)(3)	Director since 2002	Managing Director, National Bank	—
Toronto, Ontario		Financial Inc. (investment banking firm)

John A. Boultbee (1)	Director since 1994	Executive Vice President, Hollinger Inc.	5,000
Toronto, Ontario		(publishing company)

Derek Bullock (1)(3)	Director since 1994	President, Delitova Corporation (mining and	18,382
Bobcaygeon, Ontario		mineral resources consulting company)

Donald K. Charter(2) Etobicoke, Ontario	Director since 2003	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer) and Executive Vice President, Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2,800

Joseph F. Conway	President, Chief	President and Chief Executive Officer,	(4)139,440
Toronto, Ontario	Executive Officer and Director since 2003	IAMGold

Mahendra Naik (1)(2)	Director since 2000	President & Chief Executive Officer,	251,909
Markham, Ontario		Yellow Online Inc. (publishing and online directory company)
Robert A. Quartermain(3)	Director since 2003	President, Silver Standard Resources Inc.	70,000
Vancouver, British		(mining company)
Columbia

Grant A. Edey	Chief Financial Officer	Chief Financial Officer, IAMGold	(4) 4,480
Oakville, Ontario

Larry E. Phillips	Vice President,	Vice President, Corporate Affairs &	(4) 11,600
Toronto, Ontario	Corporate Affairs and Corporate Secretary	Corporate Secretary, IAMGold

Dennis Jones	Vice President,	Vice President, Exploration, IAMGold	19,895
Toronto, Ontario	Exploration

Paul B. Olmsted	Vice President,	Vice President, Corporate Development,	(4) 27,416
Mississauga, Ontario	Corporate Development	IAMGold

Thomas Atkins	Vice President,	Vice President, Investor Relations, IAMGold	—
Toronto, Ontario	Investor Relations

Glynnis Frelih	Corporate Controller	Corporate Controller, IAMGold	—
Pickering, Ontario

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee.

(4)	Does not include IAMGold Shares to be issued in the future pursuant to restricted share awards under the share bonus plan comprising part of the IAMGold Share Incentive Plan. See section 4.

IAMGold does not have an executive committee.

During the past five years, each of the foregoing individuals has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Bogden who, prior to October 2003, was Managing Director of Beacon Group Advisors Inc. (an investment banking firm), and who, prior to January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation (a mining company); Mr. Naik who, prior to January 2000, was Chief Financial Officer of IAMGold; Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc. (a mining company); Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As of October 27, 2004, the directors and senior officers of IAMGold as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 11,138,451 IAMGold Shares, representing approximately 7.7% of the outstanding IAMGold Shares.

4. EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities rendered to IAMGold and its subsidiaries for the financial years ended December 31, 2003, 2002 and 2001 in respect of each of the individuals who were, as at December 31, 2003, the Chief Executive Officer of IAMGold, the Chief Financial Officer of IAMGold and the three other most highly compensated executive officers of IAMGold (collectively, the “Named Executive Officers”).

					Long-Term Compensation
		Annual Compensation			Awards
					Securities	Shares
				Other Annual	under	Subject		All Other
		Salary	Bonus	Compensation(1)	Options	to Resale		Compensation
Name and Principal Position	Year	(Cdn$)	(Cdn$)	(Cdn$)	Granted (2)	Restrictions		(Cdn$)
Joseph F. Conway (3)	2003	482,250	190,000	19,201 (4)	300,000	90,000	(5)	—
President and	2002	—	—	—	—	—		—
Chief Executive Officer	2001	—	—	—	—	—		—
Grant Edey (3)	2003	256,750	155,000	—	—	55,000	(5)	—
Chief Financial Officer	2002	—	—	—	—	—		—
	2001	—	—	—	—	—		—
Larry E. Phillips	2003	212,250	132,500	—	50,000	32,500	(5)	—
Vice President, Corporate	2002	185,000	175,000	—	170,000	—		3,214 (6)
Affairs and Corporate Secretary	2001	155,068	25,000	—	—	—		3,212 (6)
Paul Olmsted (3)	2003	212,250	122,500	—	100,000	22,500	(5)	—
Vice President, Corporate	2002	—	—	—	—	—		—
Development	2001	—	—	—	—	—		—
Dennis Jones	2003	212,250	85,000	—	50,000	—		—
Vice President, Exploration	2002	185,000	50,000	—	270,000	—		—
	2001	175,538	25,000	—	—	—		—

(1)	Except where noted, no figures have been provided as taxable benefits did not exceed minimum threshold disclosure levels.

(2)	Options granted under the IAMGold Share Incentive Plan. (See section 4.1).

(3)	Effective January 7, 2003, Mr. Conway was appointed President and Chief Executive Officer, Mr. Edey was appointed Chief Financial Officer and Mr. Olmsted was appointed Vice President, Corporate Development, of IAMGold.

(4)	Represents imputed interest benefit on an employee loan from IAMGold of between 3% and 4% pursuant to applicable regulations.

(5)	Represents the value, calculated using Cdn$9.02 per IAMGold Share, of IAMGold Shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award under the share bonus plan comprising part of the IAMGold Share Incentive Plan. One-third of the IAMGold Shares issuable under such award will be issued on each of the first, second and third anniversaries of the award.

(6)	Represents additional dental benefits.

4.1	IAMGold Share Incentive Plan

IAMGold has established the IAMGold Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of IAMGold and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of IAMGold. The IAMGold Share Incentive Plan consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”) and a share option plan (the “Share Option Plan”). The following is a summary of the IAMGold Share Incentive Plan. Pursuant to the terms of the Purchase Agreement, the IAMGold Share Incentive Plan will be amended, as described below.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the directors of IAMGold have the authority to select those employees and members of management of IAMGold and designated affiliates who may participate in the Share Purchase Plan. IAMGold will match the participant’s contribution, which cannot exceed 10% of the participant’s basic annual remuneration, on a quarterly basis and each participant will then be issued IAMGold Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and IAMGold. The purchase price per share will be the weighted average price of the IAMGold Shares on the TSX for the calendar quarter in respect of which the IAMGold Shares are issued. Such IAMGold Shares will be delivered to participants 12 months following their date of issue.

A maximum of 750,000 IAMGold Shares may be issued under the Share Purchase Plan. For the financial year ended December 31, 2003, no IAMGold Shares were issued pursuant to the Share Purchase Plan and to date the directors of IAMGold have not designated any employees eligible to participate under the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits IAMGold Shares to be issued as a discretionary bonus to employees and management of IAMGold and designated affiliates. A maximum equal to the lesser of 600,000 IAMGold Shares and 1% of the number of IAMGold Shares outstanding from time to time may be issued under the Share Bonus Plan. In respect of the financial year of IAMGold ended December 31, 2003, IAMGold granted on March 9, 2004 restricted share awards to Messrs. Conway, Edey, Phillips and Olmsted entitling such individuals to be issued an aggregate of 22,172 IAMGold Shares over a three-year period under the provisions of the Share Bonus Plan. One-third of such IAMGold Shares will be issued on each of the first, second and third anniversaries of the restricted share award grant. IAMGold intends to arrange to have all restricted IAMGold Shares vest upon completion of the Transaction.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of IAMGold Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of IAMGold have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which IAMGold Shares may be purchased. The exercise price for purchasing IAMGold Shares cannot be less than the closing price of the IAMGold Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of IAMGold at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the IAMGold Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of IAMGold Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 IAMGold Shares. In addition, the aggregate number of IAMGold Shares at any time available for issue to any one person cannot exceed 5% of the number of IAMGold Shares then outstanding.

On May 15, 2003, in accordance with the terms of the IAMGold Share Incentive Plan, the directors of IAMGold amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the IAMGold Shares to which the terminated option related, to receive that number of IAMGold Shares having an equivalent value to the terminated option. The TSX did not require that IAMGold Shareholders approve such amendment to the Share Option Plan.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the IAMGold Shares, then the directors of IAMGold may permit all outstanding options to become immediately exercisable in order to permit IAMGold Shares issuable under such options to be tendered to such bid.

As a result of the exercise of options and the resulting issue of IAMGold Shares, the number of IAMGold Shares now reserved for issue under the Share Option Plan is 5,108,293 IAMGold Shares. The number of options currently outstanding is 4,749,898, leaving 358,395 potential options remaining to be granted under the Share Option Plan.

In connection with the Transaction, it is contemplated that all unexercised options for IAMGold Shares held by senior officers of IAMGold or any of its subsidiaries shall be exercisable by senior officers until 60 days after the date upon which each such senior officer receives his last severance payment from IAMGold or any of its subsidiaries, as applicable, in connection with his termination.

Proposed Amendments to IAMGold Share Incentive Plan

At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Incentive Plan Resolution, authorising an amendment to the IAMGold Share Incentive Plan in order to increase the maximum number of IAMGold Shares which may be reserved for issue thereunder. This amendment to the IAMGold Share Incentive Plan, which is conditional and will only become effective upon the completion of the Transaction, would increase the maximum number of IAMGold Shares which may be issued under the Share Option Plan to 25,000,000, resulting in a maximum of 26,350,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan.

Former Repadre Options

Under the terms of the arrangement between IAMGold, a wholly-owned subsidiary of IAMGold and Repadre which became effective on January 7, 2003, a total of 2,712,000 IAMGold Shares were reserved for issue upon the exercise of options held by former directors, officers and employees of Repadre (the “Repadre Options”). From January 7, 2003 to October 14, 2004, 1,681,999 IAMGold Shares have been issued upon the exercise of Repadre Options, leaving 1,030,001 IAMGold Shares issuable upon the exercise of outstanding Repadre Options.

Pension Benefits

There are no pension benefits in place for the Named Executive Officers.

4.2	Option Grants During the Financial Year ended December 31, 2003

The following table sets forth certain information regarding the options granted under the Share Option Plan during the financial year ended December 31, 2003 to each of the Named Executive Officers.

% of Total
		Options		Market Value
		Granted to		of Securities
	Securities	Employees		Underlying
	Under	in the	Exercise or	Options at the
	Options	Financial	Base Price	Date of Grant(1)
Name	Granted	Year	(Cdn$/share)	(Cdn$/share)	Expiration Date
Joseph Conway	300,000	62.5	7.60	7.60	January 6, 2008
Grant Edey	—	—	—	—	—
Paul Olmsted	100,000	20.8	7.60	7.60	January 6, 2008
Dennis Jones	—	—	—	—	—
Larry E. Phillips	—	—	—	—	—

(1)	Based on the closing price of the IAMGold Shares on the TSX on the date of grant of the options, being January 7, 2003.

4.3	Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth certain information regarding all exercises of stock options during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of unexercised options held by the Named Executive Officers as at December 31, 2003 on an aggregate basis.

				Value of
				Unexercised
			Number of	in-the-money
			Unexercised	Options at
			Options at	December 31,
	Number of	Aggregate	December 31,	2003(1)
	Securities	Value	2003	Exercisable/
	Acquired	Realised	Exercisable/	Unexercisable
Name	on Exercise	(Cdn$)	Unexercisable	(Cdn$)
Joseph Conway	160,000	933,100	496,000/300,000	2,987,420/426,000
Grant Edey	138,666	771,166	218,667 /–	1,113,458/–
Paul Olmsted	64,000	446,100	136,000/100,000	797,470/142,000
Dennis Jones	140,000	467,500	156,667/123,333	554,633/516,467
Larry E. Phillips	64,267	217,800	440,733/90,000	1,519,363/345,800

(1)	Based on the closing price of the IAMGold Shares on the TSX on December 31, 2003 of Cdn$9.02.

4.4	Indebtedness of Management

The following table sets forth all indebtedness to IAMGold or any of its subsidiaries of each individual who is, or at any time during the financial year ended December 31, 2003 was, a director, executive officer or senior officer of IAMGold and was indebted to IAMGold or any of its subsidiaries. As at October 22, 2004, the aggregate amount of indebtedness owing to IAMGold and its subsidiaries by all officers, directors, employees and former officers, directors and employees of IAMGold or any of its subsidiaries was Cdn$344,221.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Program

			Amount	Amount	Financially
		Largest	Outstanding	Outstanding	Assisted
	Involvement of	Amount	as at	as at	Securities
Name and	IAMGold or	Outstanding	December 31,	October 22	Purchases	Security for
principal position	Subsidiary	During 2003	2003	2004	During 2003	Indebtedness
Securities Purchase Program
Joseph Conway						95,200
President, Chief	Loan from					IAMGold
Executive Officer(1)	IAMGold	Cdn$694,221	Cdn$344,221	Cdn$344,221	—	Shares

(1)	Effective January 7, 2003, an outstanding share purchase loan from Repadre to Mr. Conway in the amount of Cdn$694,221 was carried forward into IAMGold. During the financial year of IAMGold ended December 31, 2003, the amount of the loan was reduced to Cdn$344,221. The loan is non-interest bearing and is secured by, and only by, a pledge of 192,000 IAMGold Shares (subsequently reduced to 95,200 IAMGold Shares as at December 31, 2003). The loan is repayable on May 20, 2007 and in certain other instances, including upon the sale of the pledged shares, the resignation, termination or death of Mr. Conway or, at the discretion of the directors of IAMGold, with half the after-tax amount of any bonus paid to Mr. Conway by IAMGold. If the pledged shares are sold by Mr. Conway pursuant to a cash take-over or issuer bid or upon the resignation, termination or death of Mr. Conway or at maturity, and the after-tax proceeds are less than the outstanding indebtedness, IAMGold has agreed to pay Mr. Conway a bonus, retiring allowance or death benefit, as applicable, in an amount equal, on an after-tax basis, to such unpaid amount, which shall be used to repay the outstanding amount.

4.5	Management Contracts

IAMGold has entered into management and employment agreements (collectively the “Management Agreements”) with William D. Pugliese as Co-Chairman and Chief Executive Officer (now Chairman) of IAMGold, Joseph F. Conway as President and Chief Executive Officer of IAMGold, Grant A. Edey as Chief Financial Officer of IAMGold, Larry E. Phillips as Vice President, Corporate Affairs and Corporate Secretary of IAMGold, Paul B. Olmsted as Vice President, Corporate Development of IAMGold, Dennis Jones as Vice President, Exploration of IAMGold and Tom Atkins as Vice President, Investor Relations of IAMGold (collectively the “Key Executives”). Under the Management Agreements, for the 2004 financial year of IAMGold the base annual salary for Mr. Conway was fixed at Cdn$500,000, for Mr. Edey was fixed at Cdn$275,000, for Mr. Phillips was fixed at Cdn$250,000, for Messrs. Jones and Olmsted was fixed at Cdn$230,000, for Mr. Pugliese was fixed at Cdn$200,000 and for Mr. Atkins was fixed at Cdn$190,000. The Management Agreements contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause, in which case remuneration equal to their base salary is to be paid to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, to Mr. Atkins for 18 months and to Mr. Pugliese for 12 months, and, following such termination and, in all cases, any outstanding stock options become fully exercisable.

The Management Agreements (with the exception of the Management Agreement with Mr. Pugliese) also contain “change of control” provisions. These provisions provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive. Completion of the Transaction will result in a “change of control” of IAMGold within the meaning of the applicable Management Agreements. Accordingly, unless waived by the applicable Key Executive, completion of the Transaction will entitle Messrs. Conway, Edey, Phillips, Jones, Olmsted and Atkins to lump sum cash payments of approximately Cdn$1,000,000, Cdn$550,000, Cdn$500,000, Cdn$460,000, Cdn$460,000 and Cdn$285,000, respectively. It is not anticipated that the Key Executives will waive the foregoing “change of control” provisions of the Management Agreements in connection with the completion of the Transaction.

In addition, upon completion of the Transaction, IAMGold has agreed to pay to Claude Barjot, President of AGEM Ltd. (a subsidiary of IAMGold), a lump sum cash payment equal to approximately US$290,000.

4.6	Compensation of Directors

For the financial year ended December 31, 2003, each director of IAMGold (other than Mr. Pugliese, Mr. Mark Nathanson (who resigned as a director of IAMGold in September 2003) and Mr. Conway) received an annual fee of Cdn$12,000 together with Cdn$2,500 for each meeting of the directors or any committee thereof in which such director participated. Any such director who chaired a committee of the directors of IAMGold also received an annual fee of Cdn$3,000. In 2003, each director of IAMGold received 50,000 options to purchase IAMGold Shares under the IAMGold Share Incentive Plan.

The directors of IAMGold received an aggregate of Cdn$381,833 in remuneration in 2003.

4.7	Securities Authorized for Issuance Under Equity Compensation Plans

Number of
securities
remaining
available
for future
	Number of		issuance
	securities to	Weighted-	under equity
	be issued	average	compensation
	upon exercise	exercise price	plans
	of outstanding	of outstanding	(excluding
	options,	options,	securities
	warrants	warrants	reflected
	and rights	and rights	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,779,899 (1)	$5.80	358,395

(1)	Including 1,030,001 IAMGold Shares to be issued upon the exercise of options held by former directors, officers and employees of Repadre.

4.8	Directors’ and Officers’ Liability Insurance

IAMGold has directors’ and officers’ liability insurance for the benefit of the directors and officers of IAMGold which provides coverage in the aggregate of Cdn$20 million for the period from April 1, 2004 to June 30, 2005. The deductible amount on the policy is Cdn$100,000 and the total premium for the period from April 1, 2004 to June 30, 2005 is Cdn$419,000 (Cdn$385,400 for the policy year March 31, 2003 to March 31, 2004). Pursuant to the terms of the Purchase Agreement, IAMGold will obtain and maintain for a period of 18 months following the Completion Date “run-off” insurance in favour of its officers and directors that provides coverage substantially equivalent to the coverage provided by IAMGold’s existing directors and officers insurance, provided that the same is available on terms and at a cost that is acceptable to Gold Fields and IAMGold, each acting reasonably.

4.9	Composition of the Compensation Committee

The members of the compensation committee of the directors of IAMGold (the “Compensation Committee”) for 2003 were Donald K. Charter (Chairman), Gordon J. Bogden and Mahendra Naik.

4.10	Compensation Committee Report on Executive Compensation

IAMGold’s executive compensation program is designed to provide both short and long-term rewards to the Named Executive Officers and other senior executives of IAMGold that are consistent with individual and corporate performance and their contribution to IAMGold’s objectives. This includes base salaries, cash bonuses, options granted pursuant to the IAMGold Share Incentive Plan and benefits such as medical and dental insurance. Levels of compensation are established and maintained with the intent of attracting and retaining quality employees.

The base salary for each executive of IAMGold is determined based on the individual’s level of responsibility, the importance of the position to IAMGold and the individual’s contribution to IAMGold’s performance.

During the year 2003, the Compensation Committee reviewed executive compensation, including base salaries, cash bonuses and share purchase options.

As part of its review, the Compensation Committee conducted an analysis of executive compensation paid by a peer group of North American based gold mining companies. The Compensation Committee considered the comparative analysis together with the results achieved by IAMGold during the year relative to its corporate objectives.

The Compensation Committee specifically reviewed the performance of the President and Chief Executive Officer of IAMGold based on a number of factors, including:

– the development and implementation of a strategic business plan for IAMGold;

– effectively managing and monitoring operating interests and exploration interests;

– the effective integration of the IAMGold/Repadre merger; and

– actively pursuing acquisition opportunities.

The Compensation Committee also considered the performance of IAMGold relative to its peers when deciding to recommend salary adjustments, bonuses and share purchase options for senior management of IAMGold. The Compensation Committee, in consultation with the President and Chief Executive Officer of IAMGold, developed a system of cash bonuses for executive management, including the President and Chief Executive Officer, based on a number of performance-based factors. These factors include corporate performance, including relative share price performance and earnings, as well as individual performance targets related to corporate objectives. The specific weighting of factors varies between executives and such factors are to be reviewed by the Compensation Committee annually. The Compensation Committee also introduced the granting of restricted shares as part of the bonus awards for senior executives.

The foregoing report has been provided by the members of the Compensation Committee.

Donald K. Charter
Gordon J. Bogden
Mahendra Naik

5. SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in IAMGold Shares on December 31, 1998 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of IAMGold, assuming the reinvestment of all dividends.

Five Year Cumulative
Return on Cdn$100 Investment

6. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During the 2003 year, corporate governance has been the subject of unprecedented media attention and investor concern. A variety of proposals, guidelines and amended regulations have been published in Canada and the United States, all intended to improve corporate governance practices and disclosures.

Strong effective corporate governance practices have been a primary focus of the directors of IAMGold since IAMGold’s inception. In January 2001, the corporate governance committee of the directors of IAMGold (the “Corporate Governance Committee”) completed a thorough review of IAMGold’s policies and practices. Existing practices were recorded and formal mandates for the three committees of the directors of IAMGold were adopted and published in the management information circular delivered to IAMGold Shareholders in respect of the annual meeting of IAMGold Shareholders in 2002. The directors of IAMGold also adopted formal policies with respect to composition and rotation of committees and conflict of interest guidelines.

The directors of IAMGold are committed to maintaining the highest standard of corporate governance for the proper operation of the business of IAMGold and the effective protection of the interests of all IAMGold Shareholders.

The directors of IAMGold, through the Corporate Governance Committee, are responsible for reviewing, on a regular basis, proposed changes to legislation, regulations and guidelines, as well as public commentary pertaining to corporate governance practices. The directors of IAMGold are of the view that IAMGold’s standards of corporate governance continue to meet or exceed the governance guidelines of the TSX.

The commitment to sound corporate governance extends beyond the directors of IAMGold to all management and employees of IAMGold. The principles of transparency, disclosure and integrity have been formalised in a code of business ethics for the entire organization and a charter of expectations for directors which clearly set out the expectations and responsibilities of directors and management with respect to good governance. The charter of expectations for directors addresses the expectation that an individual director will provide strategic direction, maintain independence, provide insight, work effectively with management and remain accountable to IAMGold Shareholders and investors.

6.1	Report of the Corporate Governance Committee

The Corporate Governance Committee for the 2003 year consisted of Gordon J. Bogden (Chairman), William D. Pugliese, Mark I. Nathanson (who resigned in September 2003), Derek Bullock and Robert A. Quartermain.

During the year ended December 31, 2003, the Corporate Governance Committee:

(a)	reviewed the size and composition of the board of directors and considered the necessary expertise and experience for members of the board of directors to effectively discharge their responsibilities at the board and committee levels;

(b)	reviewed the individual committee mandates and composition;

(c)	reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence;

(d)	recommended to the board of directors the eight nominees to stand for election as directors at the annual meeting of IAMGold Shareholders held in June 2003;

(e)	reviewed the governance requirements and guidelines arising from the listing of the IAMGold Shares on the AMEX, in particular as a result of the Sarbanes-Oxley Act of 2002, requiring the development of internal audit and control systems during the 2004 calendar year;

(f)	conducted an annual review of the Chief Executive Officer;

(g)	developed and carried out a director assessment process; and

(h)	reviewed the compensation for directors for the 2003 year.

The monitoring of corporate governance is a continuous process that requires the full commitment of all the directors of IAMGold. The Corporate Governance Committee will consider evolving guidelines and recommendations in order to maintain the best practices for IAMGold and IAMGold Shareholders.

Submitted on behalf of the Corporate Governance Committee.

7. PRINCIPAL SHAREHOLDERS

As of the date hereof, to the knowledge of the directors and officers of IAMGold, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of IAMGold carrying more than 10% of the voting rights attached to any class of voting securities of IAMGold.

8. CONSOLIDATED CAPITALISATION

The following table sets forth the consolidated capitalisation of IAMGold as at December 31, 2003 and June 30, 2004. The table should be read in conjunction with the audited consolidated financial statements of IAMGold for the financial year ended December 31, 2003, including the notes thereto and the auditors’ report thereon, the unaudited consolidated interim financial statements of IAMGold for the six months ended June 30, 2004, including the notes thereto, and management’s discussion and analysis of results of operations and financial condition for such periods set forth in schedule D attached to this Circular.

	As at June 30, 2004	As at December 31, 2003
	(US$ in thousands)	(US$ in thousands)
Long-Term Debt	10,870	11,342
Common Shares	343,282	342,208
Preference Shares	–	–
Share Purchase Options	4,983	2,138
Contributed Surplus	–	–
Share Purchase Loans	(266)	(266)
Retained Earnings	45,989	42,608

Total Capitalisation	404,858	390,080

9. DESCRIPTION OF SHARE CAPITAL

9.1	Description of Share Capital

IAMGold is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of IAMGold Shares, of which 145,749,480 IAMGold Shares and no First Preference Shares or Second Preference Shares were outstanding as at October 22, 2004.

9.2	First Preference Shares

The First Preference Shares are issuable in one or more series. Subject to IAMGold’s articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

9.3	Second Preference Shares

The Second Preference Shares are issuable in one or more series. Subject to IAMGold’s articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

9.4	IAMGold Shares

Each IAMGold Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each IAMGold Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution.

9.5	Dividend Record and Policy

IAMGold declared a dividend of Cdn$0.06 per share to holders of record of IAMGold Shares at December 18, 2003. Payment was made on January 6, 2004. The actual timing, payment and amount of dividends paid by IAMGold will be determined by the directors of IAMGold from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGold, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGold may consider relevant.

10. LEGAL PROCEEDINGS

IAMGold is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between IAMGold and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that IAMGold had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. IAMGold appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by IAMGold for leave to appeal to the Supreme Court of Canada was denied.

A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1.7 million. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. IAMGold took a charge of US$2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. IAMGold, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. IAMGold has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals were heard on April 15, 2004 at which time the Ontario Court of Appeal reserved judgment.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this schedule A or in this Circular, since January 1, 2003, no insider of IAMGold, nominee for election as a director of IAMGold, or any associate or affiliate of an insider or nominee of IAMGold, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect IAMGold or any of its subsidiaries.

12. AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of IAMGold is KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

The registrar and transfer agent for the IAMGold Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

13. DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this schedule A from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be accessed on SEDAR at www.sedar.com or obtained on request without charge from the Secretary of IAMGold at the principal office of IAMGold located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4, telephone: 416-360-4719.

The following documents, filed by IAMGold with the securities regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of this Circular:

(a)	the annual information form dated April 30, 2004 of IAMGold;

(b)	the material change report dated April 7, 2004 with respect to the proposed business combination (the “Combination”) between IAMGold and Wheaton River;

(c)	the joint management information circular dated April 30, 2004 of IAMGold and Wheaton River prepared in connection with the annual and special meeting of IAMGold Shareholders held on July 6, 2004, as supplemented on June 24, 2004, excluding the sections relating exclusively to Wheaton River and the section in exhibit B entitled “Report on Corporate Governance” and schedule A to exhibit B entitled “Statements of Corporate Governance Practices”;

(d)	the material change report dated May 3, 2004 with respect to the entering into of an arrangement agreement (the “Combination Agreement”) between IAMGold, a wholly-owned subsidiary of IAMGold and Wheaton River in connection with the Combination;

(e)	the material change report dated June 18, 2004 with respect to, among other things, the proposed take-over bid for all of the outstanding IAMGold Shares by Golden Star Resources Ltd. (the “Golden Star Bid”) and the Court ordered adjournment to June 29, 2004 of the annual and special meeting of IAMGold Shareholders called for the purpose of considering and voting upon, among other matters, the Combination;

(f)	the material change report dated July 5, 2004 with respect to, among other things, the recommendation by the directors of IAMGold to IAMGold Shareholders to reject the Golden Star Bid and the adjournment to July 6, 2004 of the annual and special meeting of IAMGold Shareholders called for the purpose of considering and voting upon, among other matters, the Combination;

(g)	the material change report dated July 19, 2004 with respect to, among other things, the termination of the Combination Agreement and the adoption by IAMGold of a shareholder rights plan agreement;

(h)	the material change report dated August 20, 2004 with respect to the Transaction; and

(i)	the material change report dated October 8, 2004 with respect to the execution of the Purchase Agreement between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey in connection with the Transaction.

Any financial statements, management information circulars, management’s discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by IAMGold with a securities commission or similar authority in Canada after the date of this Circular and prior to the IAMGold Meeting shall be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SCHEDULE B

INFORMATION CONCERNING GOLD FIELDS LIMITED

1.	CORPORATE STRUCTURE	B-2
2.	NAME, ADDRESS AND INCORPORATION	B-3
3.	DIRECTORS AND OFFICERS	B-3
	3.1 Details of Service Contracts of Directors and Management of Gold Fields	B-3
	3.2 Directors’ Emoluments	B-3
	3.3 Directors’ Interests in Securities	B-6
	3.4 Directors’ Interests in Transactions	B-7
4.	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	B-7
5.	PRINCIPAL SHAREHOLDERS	B-8
6.	CAPITALISATION OF GOLD FIELDS	B-8
7.	PROSPECTS FOR GOLD FIELDS	B-8
8.	STATEMENT AS TO WORKING CAPITAL ADEQUACY	B-9
9.	DETAILS OF MATERIAL LOANS	B-9
	9.1 Debt Component of Mvela Loan	B-9
	9.2 Syndicated Credit Facility	B-10
	9.3 Litigation Statement	B-10
10.	MATERIAL CONTRACTS	B-11
	10.1 IAMGold Deal	B-11
	10.2 Mvela Resources Deal	B-11
	10.3 Arctic Platinum Project	B-12
	10.4 Cerro Corona Project	B-13
	10.5 Management and Other Compensatory Plans and Arrangements	B-13
11.	PRELIMINARY AND TRANSACTION EXPENSES	B-13
12.	SUMMARY OF ASSETS BEING CONTRIBUTED	B-14
13.	FINANCIAL INFORMATION	B-15
	13.1 Historical financial information	B-15
	13.2 Pro forma financial statements	B-15
14.	MATERIAL CHANGES	B-15
15.	DOCUMENTS AVAILABLE FOR INSPECTION	B-15

Capitalised terms used in this schedule B that are not defined herein have the meanings ascribed to such terms in this Circular to which this schedule B is attached. All references to dollar amounts in this schedule B are to United States dollars unless expressly stated otherwise.

1. CORPORATE STRUCTURE

The following chart sets out the simplified corporate structure of Gold Fields following completion of the Transaction.

Notes:

(i)	The remaining 10% is owned by the Government of Ghana.

(ii)	AngloGold indirectly owns 38%, the Government of Mali owns 18% and the International Finance Corporation owns 6%.

(iii)	AngloGold indirectly owns 40% and the Government of Mali owns 20%.

(iv)	15% of the shares to be issued to Mvela Gold by 2009.

(v)	80.7% economic interest, 92% voting interest (subject to completion of the acquisition).

*	Approximate shareholdings

2. NAME, ADDRESS AND INCORPORATION

Gold Fields is incorporated in the Republic of South Africa. Gold Fields was originally incorporated under the name East Driefontein Gold Mining Company Limited on May 3, 1968 and subsequently changed its name to Driefontein Consolidated Limited. With effect from January 1, 1998, a company formed on November 21, 1997 (referred to in this paragraph as “Original Gold Fields”), acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in such companies. With effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger.

The registered and principal executive office of Gold Fields is located at 24 St. Andrews Road, Parktown, 2193, South Africa.

3. DIRECTORS AND OFFICERS

The full names, current functions and addresses of the directors of Gold Fields are as follows:

Names	Functions	Addresses
Christopher M.T. Thompson	Non-Executive Chairman	24 St. Andrews Road, Parktown, 2193
Alan J. Wright	Non-Executive Deputy Chairman	24 St. Andrews Road, Parktown, 2193
Ian D. Cockerill	Chief Executive Officer	24 St. Andrews Road, Parktown, 2193
Kofi Ansah	Non-Executive	24 St. Andrews Road, Parktown, 2193
G. Jakes Gerwel	Non-Executive	24 St. Andrews Road, Parktown, 2193
Nicholas J. Holland	Chief Financial Officer	24 St. Andrews Road, Parktown, 2193
J. Michael McMahon	Non-Executive	24 St. Andrews Road, Parktown, 2193
Gordon R. Parker	Non-Executive	24 St. Andrews Road, Parktown, 2193
Rupert Pennant-Rea	Non-Executive	24 St. Andrews Road, Parktown, 2193
Patrick J. Ryan	Non-Executive	24 St. Andrews Road, Parktown, 2193
Tokyo M.G. Sexwale	Non-Executive	24 St. Andrews Road, Parktown, 2193
Bernard R. van Rooyen	Non-Executive	24 St. Andrews Road, Parktown, 2193
Chris I. von Christierson	Non-Executive	24 St. Andrews Road, Parktown, 2193

3.1 Details of Service Contracts of Directors and Management of Gold Fields

There have been no changes in the directors’ or executive officers’ service contracts or compensation arrangements since June 30, 2004 as set out in the Gold Fields 2004 Annual Report which was mailed to Gold Fields Shareholders on September 30, 2004. Save for Messrs. Thompson, Nelsen and Munro who will resign from Gold Fields in order to take up employment with Gold Fields International, details of which are set out in section 3.3 of this Circular, there will be no changes to directors’ or executive officers’ service contracts or compensation arrangements as a result of the Transaction.

3.2 Directors’ Emoluments

During the fiscal year ended June 30, 2004, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 28.3 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 3.2 million was due to pension scheme contributions and life insurance, and Rand 5.8 million was due to bonus and performance related payments.

The following table presents information regarding the emoluments (in Rand) paid by Gold Fields to its directors for the year ended June 30, 2004 (and a comparison of totals against emoluments paid in fiscal 2003):

					Bonus(3)and
					performance	Pension
		Committee			related	scheme	One off	Total	Total
Name	Board fees(2)	fees	Salary		payments	contributions	payments(4)	2004	2003
Executive Directors
Ian D. Cockerill			3,802,881	(1)	1,500,000	551,061	278,356	6,132,298	5,793,009
Nicholas J. Holland			1,909,507	(1)	800,000	300,291	23,586	3,033,384	3,189,810
Non-Executive Directors
Christopher M. T. Thompson	352,500	296,600						649,100	270,301
Alan J. Wright	130,000	113,100						243,100	237,350
Kofi Ansah	22,750	—						22,750	—
G. Jakes Gerwel	110,500	45,500						156,000	141,916
J. Michael McMahon	110,500	101,400						211,900	230,017
Gordon R. Parker	130,000	83,200						213,200	196,017
Patrick J. Ryan	130,000	105,300						235,300	224,217
Rupert Pennant-Rea	104,000	45,500						149,500	152,716
Tokyo M. G. Sexwale	123,500	79,300						202,800	181,550
Bernard R. van Rooyen	130,000	83,200						213,200	188,716
Chris I. von Christierson	123,500	83,200						206,700	204,282

Total	1,467,250	1,036,300	5,712,388		2,300,000	851,352	301,942	11,669,232	11,009,901

(1)	Mr. Cockerill’s and Mr. Holland’s employment agreements with GF Guernsey provide for their salaries to be determined in US dollars, and their agreements with GFLMS provide for their salaries to be determined in Rand (which emoluments in Rand will be affected by fluctuations in the exchange rate). US dollar amounts have been converted to Rand in the above table.

(2)	Pursuant to Gold Fields’ articles of association, the fees for services as non-executive directors are determined by Gold Fields at a general meeting of Gold Fields Shareholders. The fees payable to directors have been reviewed, utilising international human resources consultants and taking into account the increased demands being placed on directors worldwide. Details of proposals to increase the fees payable to non-executive directors, which require the approval of Gold Fields Shareholders, are set out in the Notice of Annual General Meeting that accompanies the Gold Fields 2004 Annual Report posted on September 29, 2004.

Additional details of directors’ emoluments, including details of Gold Fields’ remuneration policy and philosophy, are set out in the Gold Fields 2004 Annual Report.

(3)	Bonuses for fiscal 2003 performance, paid in 2004.

(4)	Encashed leave pay.

Share options outstanding as of September 30, 2004 and held by the current directors and executive officers were, to the knowledge of Gold Fields’ management, as follows:

	Options to		Strike
	purchase		price
Name	ordinary shares		in Rand	Strike date
Executive Directors
Ian D. Cockerill	347,000		20.90	October 1, 2006
	50,000		46.23	December 12, 2008
	91,000		125.37	July 2, 2009
	41,200		84.17	March 17, 2010
	36,700		93.49	August 19, 2010
	37,500	(1)	83.18	March 3, 2011
Nicholas J. Holland	87,000		14.19	June 25, 2005
	125,000		25.67	December 1, 2006
	40,000		46.23	December 12, 2008
	23,000		125.37	July 2, 2009
	17,700		84.17	March 17, 2010
	15,800		93.49	August 19, 2010
	19,000	(1)	83.18	March 3, 2011
Non-Executive Directors
Christopher M. T. Thompson	20,000		22.97	January 31, 2005
	260,000		46.23	January 31, 2005
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
J. Michael McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Gordon R. Parker	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Patrick J. Ryan	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Tokyo M.G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Bernard R. van Rooyen	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Chris I. von Christierson	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Rupert Pennant-Rea	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
G. Jakes Gerwel	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Kofi Ansah	—		—	—

Total(1)	156,500		—	—

(1)	Issued in fiscal 2004 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan (as defined below) as part of the compensation paid to directors in fiscal 2004.

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Further details in respect of the share options held by and issued to the current directors and executive officers over fiscal 2004, to the knowledge of Gold Fields management, are as follows:

	Opening					Options		Closing
	balance		Exercised		Lapsed	issued		balance
	of share		between		between	between		of share
	options	Average	July 1,	Pre-tax	July 1,	July 1,	Average	options	Average
	held as	strike	2003 and	gain	2003 and	2003 and	exercise	held as at	exercise
	at July 1,	price	June 30,	at date of	June 30,	June 30,	price	June 30,	price
Name	2003	per share	2004	exercise	2004	2004	per share	2004	per share
Executive Directors
Ian D. Cockerill	529,200	45.38	—	—	—	74,200	88.28	603,400	51.36
Nicholas J. Holland	296,700	36.14	4,000	358,959	—	34,800	87.86	327,500	41.90

Total	825,900	42.06	4,000	358,959	—	109,000	88.07	930,900	48.03

Non-Executive Directors
Kofi Ansah	—	—	—	—	—	—	—	—	—
G. Jakes Gerwel	5,000	110.03	—	—	—	10,000	88.38	15,000	95.60
J. Michael McMahon	31,000	65.10	—	—	—	10,000	88.38	41,000	70.78
Gordon R. Parker	35,000	62.65	—	—	—	10,000	88.38	45,000	68.37
Rupert Pennant-Rea	5,000	110.03	—	—	—	10,000	88.38	15,000	95.60
Patrick J. Ryan	35,000	62.65	—	—	—	10,000	88.38	45,000	68.37
Tokyo M. G. Sexwale	12,000	82.39	—	—	—	10,000	88.38	22,000	85.11
Christopher M. T. Thompson	290,000	46.83	—	—	—	10,000	88.38	300,000	48.22
Bernard R. van Rooyen	35,000	62.65	—	—	—	10,000	88.38	45,000	68.37
Chris I. von Christierson	29,000	66.57	19,000	1,058,726	—	10,000	88.38	20,000	99.03
Alan J. Wright	35,000	62.65	—	—	—	10,000	88.38	45,000	68.37

Total	512,000	55.45	19,000	1,058,726	—	100,000	88.38	593,000	61.37

3.3	Directors’ Interests in Securities

The directors’ direct and indirect interests, beneficial and non-beneficial, in the share capital of Gold Fields as at June 30, 2004 were as follows:

	Beneficial(1)				Non-Beneficial(1)
	Direct		Indirect		Direct		Indirect
Directors	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Christopher M.T. Thompson	155,000	0.03	—	—	—	—	—	—
Alan J. Wright	135,690	0.03	—	—	—	—	—	—
Ian D. Cockerill	—	—	—	—	62,000	0.01
Kofi Ansah	—	—	—	—	—	—	—	—
G. Jakes Gerwel	—	—	—	—	—	—	—	—
Nicholas J. Holland	20	0.00	—	—	—	—	—	—
J. Michael McMahon	—	—	—	—	—	—	—	—
Gordon R. Parker	—	—	—	—	—	—	—	—
Rupert Pennant-Rea	—	—	—	—	—	—	—	—
Patrick J. Ryan	—	—	—	—	—	—	—	—
Tokyo M. G. Sexwale	—	—	—	—	—	—	—	—
Berhard R. van Rooyen	59,276	0.01	—	—	—	—	—	—
Chris I. von Christierson	—	—	—	—	—	—	—	—

(1)	There has been no change in the interests between June 30, 2004 and the date of this Circular.

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3.4	Directors’ Interests in Transactions

None of the members of the Gold Fields Board of Directors had any material beneficial interest, whether direct or indirect, in the Transaction nor in any transaction effected by Gold Fields during the current or immediately preceding financial year or during an earlier financial year which remain outstanding or unperformed, other than as stated below.

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the board of directors and a director of Mvela Resources. GFLMS is currently party to the Mvela Exploration Agreement pursuant to which GFLMS has granted to Mvela Resources the right to purchase up to 15% but not less than 5% of the interest of GFLMS and any entity which controls, is controlled by or is under common control with GFLMS in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa flowing from such prospecting where such interest is secured during the term of the agreement. The Mvela Exploration Agreement became effective on March 1, 2002 and will terminate on March 1, 2007 unless earlier terminated in accordance therewith. Mvela Resources is required to pay for its proportionate share of the costs of any exploration project it elects to participate in. See section 3.10 in this Circular for a more detailed discussion of the Mvela Exploration Agreement.

GFLMS has agreements with Rand Refinery Limited (“Rand Refinery”), in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery and for GFLMS to act as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. GF Ghana Limited and Abosso are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreements with GFLMS, GF Ghana Limited or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

Gold Fields believes that the above transactions involving interests of its directors have been conducted on terms at least as favorable as the terms that would have been available to Gold Fields from parties which deal with Gold Fields at arm’s length.

None of the members of the Gold Fields Board of Directors is currently, or has been during the immediately preceding financial year, materially indebted to Gold Fields.

Gordon R. Parker, a non-executive director of Gold Fields, is the owner of 15,000 IAMGold Shares.

4. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Gold Fields is committed to upholding good corporate governance in all of its business dealings in respect of its shareholders and relevant stakeholders. All members of the Gold Fields Board of Directors are expected to act in a professional manner, thereby upholding the core values of integrity, transparency and enterprise with due regard to their fiduciary duties and responsibilities and in accordance with Gold Fields’ Code of Ethics.

Gold Fields supports the recommendations of the King Report on Corporate Governance for South Africa – 2002 (the “King Report”) and believes that it substantially and materially complies with the King Report’s code of corporate practices and conduct.

In South Africa, the Gold Fields Shares are listed on the JSE and Gold Fields is accordingly required to comply with the listing requirements of the JSE, including those recommendations of the King Report that have been codified in the listings requirements and additional corporate governance requirements, as set out in the listing requirements of the JSE. Gold Fields is also listed in the United States of America on the NYSE and the Gold Fields Shares are registered with the SEC. As a result, Gold Fields must comply with the corporate governance standards of the NYSE, in so far as they relate to foreign private issuers such as Gold Fields, as well as those provisions of the United States Sarbanes-Oxley Act of 2002 which are applicable to foreign private issuers.

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5. PRINCIPAL SHAREHOLDERS

A list of the individuals and organizations holding, to the knowledge of Gold Fields’ management, directly or indirectly, 5% or more of its issued share capital as of June 30, 2004 is set forth below.

	Ordinary
Beneficial Owner	Shares	Percentage
OJSC MMC Norilsk Nickel(1)	98,467,758	20.0
Old Mutual plc(2)	28,533,186	5.8

(1)	OJSC MMC Norilsk Nickel holds its Gold Fields Shares directly.

(2)	Old Mutual plc holds its Gold Fields Shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries. G. Jakes Gerwel, a non-executive director of Gold Fields, is also a director of Old Mutual Life Assurance Company of South Africa Limited.

To the knowledge of Gold Fields’ management, there is no controlling shareholder of Gold Fields.

6. CAPITALISATION OF GOLD FIELDS

All the Gold Fields Shares rank pari passu with each other and are fully paid. Any variation of rights attaching to the Gold Fields Shares will require a special resolution of the Gold Fields Shareholders at a general meeting of the Gold Fields Shareholders in accordance with the articles of association of Gold Fields.

Details of Gold Fields’ share capital are as follows:

At June 30, 2004
Authorised ordinary share capital
1,000,000,000 ordinary shares with a par value of 50 cents each	Rand 500,000,000
Issued ordinary share capital
491,492,520 ordinary shares with a par value of 50 cents each	Rand 245,746,260
Share premium	Rand 9,303,400,000

7. PROSPECTS FOR GOLD FIELDS

The Transaction, by splitting Gold Fields into two geographically distinct entities, allows Gold Fields to sharpen in focus on South Africa in order to continue to generate strong profit margins and harness the exploration potential inherent in present South African operations as well as exploration properties in South Africa and in the SADC region, while at the same time creating a growth platform for its international assets through the vend-in to the new Gold Fields International. Management will continue its focus on the transformation of the operations of Gold Fields to meet not only the requirements of the South African Mining Charter, but also the requirements of effectively operating in Southern Africa. A focus on operational excellence and a drive to increase productivity will be accompanied by inward investment aimed at reducing costs.

The South African operations are entering a less capital-intensive phase, with the current major projects nearing completion. In addition, many of the older shafts’ reserves are nearing depletion and these shafts will be closed as and when they become uneconomical, resulting in a reduction in overhead operating costs and simpler, more manageable infrastructure. Furthermore the operating environment during the recent past, and in particular a relatively strong Rand, has put pressure on operating plans and has resulted in a re-structuring of the South African operations in line with lower received Rand gold prices. As a consequence, the South African operations are in relatively good shape.

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Health, safety, environment and community initiatives are ongoing throughout Gold Fields and the improvements to and implementation of the Full Compliance Safety Management System and ISO 14 001 accredited environmental management systems will play a central role in continually improving performance in all related aspects. Risk management and sustainable development are intended to play an even greater role in the manner in which business is conducted and are being more fully integrated into planning, operating and reporting activities. Maintaining Gold Fields’ license to operate requires pro-active dialogue with government and communities and, to this end, working towards fulfilling the requirements of the South African Mining Charter is a key business imperative for supporting Gold Fields’ strategic effort to truly transform its South African operations.

Achieving quality volumes of gold production is key to Gold Fields’ success and the South African operations of Gold Fields have planned to optimise square metres mined at higher productivity levels. The development strategy will remain unaltered and main development rates are planned to be maintained at current levels for fiscal 2005 but will be reduced over the following four years as shafts are depleted. Cost leadership and tight cost controls will thus continue to form an integral part of the operational strategy and are necessary to offset any additional input cost pressures and imposts. As in the past, profit margins will continue to be managed by adjusting the volume/grade mix of ore mined. South African gold production is expected to be maintained at current levels over the next five years, and average underground mined grades are expected to be at or around current levels over this period.

The labour front will continue to be challenging from an industrial relations perspective.The forecasted increase in HIV/AIDS in South Africa over the next decade will create challenges for Gold Fields in terms of maintaing employee productivity.

Gold Fields, as a significant shareholder of Gold Fields International, will benefit from any growth in production achieved by Gold Fields International. In addition Gold Fields will pursue exploration opportunities in the SADC region initially contracting exploration expertise from Gold Fields International.The program will initially focus on existing exploration tenements at Tembo in Tanzania and at Kisenge and Okimo in the Democratic Republic of Congo. However, Gold Fields intends to aggressively expand exploration activities to include other SADC countries. In addition. Gold Fields will continue to pursue the significant endowment potential that exists below the current infrastructure on the South African operations.

8.	STATEMENT AS TO WORKING CAPITAL ADEQUACY

The Gold Fields Board of Directors is of the opinion that the working capital resources of Gold Fields and its subsidiaries, by way of internal sources and banking facilities, are sufficient for the present requirements of the Gold Fields Group (taking into account the Transaction), that is, for the next 12 months from the date of this Circular.

9.	DETAILS OF MATERIAL LOANS

9.1	Debt Component of Mvela Loan

On March 17, 2004, Mvela Gold advanced an amount of Rand 4,139.0 million (the “Mvela Loan”) to GFI Mining South Africa (Proprietary) Limited (“GFI-SA”).The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance of the Mvela Loan. All payments under the Mvela Loan have been guaranteed by Gold Fields, GF Guernsey and Gold Fields Australia Pty Ltd. Pursuant to the terms of the Purchase Agreement, GF Guernsey and Gold Fields Australia (Proprietary) Ltd. are required to be released from their obligations as guarantors under the Mvela Loan as a condition precedent to the completion of the Transaction.

On the date the Mvela Loan is repaid, Mvela Gold will subscribe for shares of GFI-SA such that after the subscription, Mvela Gold will own 15% of the outstanding shares of GFI-SA.

B–9

The net proceeds of the Mvela Loan of Rand 4,107.0 million (Rand 4,139.0 million less Rand 32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component included in long-term liabilities is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders’ equity.

The debt component of the Mvela Loan is amortised against payments of interest on the Mvela Loan of Rand 4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela Loan.

GFI-SA entered into two interest rate swaps, an amortising and an accreting swap. The amortising swap for Rand 1,653.0 million reflects the profile of the debt component of the Mvela Loan and has been designated as a fair value hedge. The accreting swap for Rand 2,486.0 million accretes to Rand 4,139.0 million over five years and is regarded as a derivative and is thus marked to market. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the Mvela Loan from Mvela Gold and the floating rate payable is the three-month Johannesburg Interbank Agreed Rate (“JIBAR”) plus a margin of 1.025%. See section 10 of Schedule B for further information regarding the Mvela Loan.

9.2	Syndicated Credit Facility

On November 26, 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at London Interbank Offered Rate (“LIBOR”) plus 1.15%.

On November 30, 2001, the full US$160.0 million of the term loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St. Ives gold mine and the Agnew gold mine. In fiscal 2004, all amounts owing under the term loan and revolving credit facility were fully repaid.

The revolving credit facility was available until November 26, 2006. Interest on this facility is payable at either monthly, quarterly or bi-annual intervals. On October 6, 2004, Gold Fields cancelled the revolving credit facility, which cancellation is effective as of October 20, 2004.

The full facility was collateralised by Gold Fields’ shares in St. Ives Gold Mining Co. Pty Ltd., the owner of the St. Ives gold mine, and its shares in Agnew Gold Mining Co. Pty Ltd., the owner of the Agnew gold mine. Gold Fields has, as a result of having cancelled the facility, delivered to the lenders a letter requesting the release of all security granted by Gold Fields in connection with the syndicated credit facility, including its shares in St. Ives Gold Mining Co. Pty Ltd. and Agnew Gold Mining Co. Pty Ltd. as well as the release of all guarantees granted in support of the facility.

9.3	Litigation Statement

Save as stated hereunder, there are no legal or arbitration proceedings involving Gold Fields or its subsidiaries that are pending or threatened, of which Gold Fields is aware that may have or have had in the recent past (being at least the previous 12 months) a material effect on Gold Fields’ financial position.

A lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields in the State of New York on May 6, 2003. Mr. Mtwesi alleges, inter alia, that during the apartheid era, he was subjected to human rights violations. Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. In summary, Mr. Mtwesi and the plaintiffs’ class demand an order certifying the plaintiffs’ class and compensatory damages from Gold Fields. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

B–10

On July 9, 2004, a lawsuit was filed in a federal district court in NewYork by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American pic, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid, including by virtue of acts committed at facilities in Randfontein, South Africa, that were owned by one or more predecessors of Gold Fields and that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law allegedly committed during the apartheid era in South Africa. The plaintiffs are seeking, on each of two counts, unspecified compensatory damages, punitive damages and interest and costs and seek those penalties against the various defendants jointly and severally. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

10. MATERIAL CONTRACTS

10.1	IAMGold Deal

On September 30, 2004, Gold Fields, GF Ghana Limited, GF Guernsey and IAMGold entered into a purchase agreement pursuant to which all of Gold Fields’ assets located outside of the SADC would be sold to IAMGold in exchange for an interest of approximately 70% of the fully diluted equity of IAMGold. See section 2 of this Circular for a more detailed description of the Transaction.

10.2	Mvela Resources Deal

On March 8, 2004, Gold Fields Shareholders approved a series of transactions (collectively, the “Mvela Acquisition” and which are described below) involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4.139 billion .

The Mvela Acquisition was preceded by an internal restructuring of Gold Fields in order to effect the restructuring of its South African gold mining assets. On July 25, 2003, Gold Fields, GFLMS and Gold Fields’ South African subsidiaries entered into a reorganisation agreement (the “Reorganisation Agreement”) to sell the Driefontein, Kloof and Beatrix mining operations and certain ancillary assets and operations to GFI-SA. The Reorganisation Agreement provided for aggregate consideration equal to the book value of such assets and businesses to be sold to GFI-SA. On August 8, 2003, the parties entered into addendum number 1 to the Reorganisation Agreement, which clarified that certain GFLMS employees would not be subject to transfer to GFI-SA. The Reorganisation Agreement which was subject to the fulfilment of certain conditions precedent, was implemented prior to completion of the Mvela Acquisition.

On November 26, 2003, Gold Fields, Mvela Resources, Mvela Gold and GFI-SA entered into a covenant agreement regulating their rights and obligations with respect to GFI-SA (the “Mvela Covenant Agreement”). Under the Mvela Covenant Agreement, which became effective following the advance by Mvela Gold of the Mvela Loan described more fully below, Mvela Gold has nominated two of the seven members to the board of directors of GFI-SA and two members of each of GFI-SA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the South African Mining Charter under the New Minerals Act. Pursuant to the Mvela Covenant Agreement, GFI-SA must not dispose of any material assets, enter into, cancel or alter any material transaction between GFI-SA and any related party or make any material amendment to the GFI-SA constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFI-SA wishes to increase the interest of black-empowerment entities in GFI-SA or in any other business or assets of Gold Fields, other than pursuant to an employee share incentive scheme. Gold Fields must first offer to Mvela Gold the opportunity to increase its interest in GFI-SA. The Mvela Covenant Agreement shall remain in force for so long as Gold Fields remains a shareholder of GFI-SA and Mvela Resources either holds a 15% interest in, or is a shareholder of, GFI-SA. The Mvela Covenant Agreement will terminate in any case, however, if the shares of GFI-SA are listed on the JSE.

B–11

On December 11, 2003, Gold Fields, GFI-SA, Mvela Gold, FirstRand Bank Limited and two of Gold Fields’ subsidiaries entered into a loan agreement (the “Mvela Loan Agreement”), pursuant to which Mvela Gold advanced a loan of Rand 4.139 billion (the “Mvela Loan”) to GFI-SA on March 17, 2004, which has been applied towards funding GFI-SA’s acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations under the Reorganisation Agreement. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia Pty Ltd. and GF Guernsey. GFI-SA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations) at any time starting 12 months after the Mvela Loan was advanced. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default by GFI-SA or Gold Fields. Under the Mvela Loan Agreement, while the Mvela Loan is outstanding. Gold Fields and any of its material subsidiaries (defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the gross turnover of Gold Fields and its subsidiaries) may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) assume any financial indebtedness. See section 9.1 of this schedule B for further information regarding the Mvela Loan.

Among the conditions to the obligation of IAMGold to complete the Transaction are that (i) releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to IAMGold be obtained in respect of any obligations or liabilities of any of the Acquired Companies pursuant to, among other things, any agreement to guarantee debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies, and (ii) all third party consents and amendments to agreements which, if not obtained, could materially impede the completion of the Transaction be obtained on terms that are reasonably satisfactory to IAMGold. Gold Fields has covenanted in the Purchase Agreement to use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to completion of the Transaction at or before the Escrow Time.

On December 11, 2003, Gold Fields, GFI-SA and Mvela Gold entered into a subscription and share exchange agreement (the “Subscription and Share Exchange Agreement”) pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for 15% of the issued equity shares of GFI-SA (the “GFI-SA Shares”) for consideration of Rand 4.139 billion. In addition, starting one year after the subscription by Mvela Gold for the GFI-SA Shares, Gold Fields and Mvela Gold will be entitled to require the exchange of the GFI-SA Shares for Gold Fields Shares of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFI-SA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields’ Shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under the mezzanine finance loan contemplated by the transaction. Mvela Gold is entitled to dispose of the GFI-SA Shares and any Gold Fields Shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan.

10.3	Arctic Platinum Project

On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu Oy’s 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields held a 51% majority interest.

The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contained a right of pre-emption in favor of both parties in respect of any intended disposals by either party of its interest in the Arctic Platinum Project. Pursuant to a purchase agreement dated September 4, 2003, Gold Fields paid US$31 million to Outokumpu consisting of US$23 million in cash and Gold Fields Shares worth US$8 million, determined based on the average closing price of the Gold Field Shares as quoted on the JSE for the three days prior to September 11, 2003. For more information regarding the Arctic Platinum Project, see 10 of schedule C.

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10.4	Cerro Corona Project

In December 2003, Gold Fields, through its subsidiary. Gold Field Corona (BVI) Limited (“GF Corona”), signed an agreement to purchase an 80.7% economic interest in the Cerro Corona Project in Cajamarca, Peru from the Gubbins family. The agreement is subject to certain conditions precedent, including the obtaining by the Gubbins Family of certain surface rights (which condition has subsequently been waived by GF Corona), the approval of an environmental impact assessment and the granting of construction permits. If any of these rights, approvals or permits is not obtained. Gold Fields may elect to waive the conditions precedent or terminate the agreement. The Cerro Corona Project is a feasibility stage porphyry copper-gold deposit located in the Department of Cajamarca, northern Peru. The deposit is located within Hualgayoc mining district, 35 kilometres northwest of the Yanacocha gold mine, and has been the subject of several feasibility studies over the last 10 years. For more information regarding the Cerro Corona Project, see section 9 of schedule C.

10.5	Management and Other Compensatory Plans and Arrangements

Gold Fields’ share option scheme (the “GF Management Incentive Scheme”) was adopted on November 10, 1999 and is available to executive officers and other employees of Gold Fields. Details of the GF Management Incentive Scheme, including the number of shares outstanding and average option price as of June 30, 2004, are set out in the Gold Fields 2004 Annual Report posted on September 29, 2004.

Gold Fields also has a share option plan available to its non-executive directors (the “GF Non-Executive Director Share Plan”), details of which, including the number of shares outstanding and average option price as of June 30, 2004, are set out in the Gold Fields 2004 Annual Report posted on September 29, 2004.

Ian D. Cockerill, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, is party to two employment agreements: one with GF Guernsey and the other with GFLMS.

Nicholas J. Holland, Gold Fields’ Chief Financial Officer and an executive director of Gold Fields, is party to two employment agreements: one with GF Guernsey and the other with GFLMS.

11.	PRELIMINARY AND TRANSACTION EXPENSES

The estimated costs to Gold Fields of implementing the Transaction are approximately Rand 96 million (excluding VAT), which include:

•	Rand 50 million to NM Rothschild & Sons (South Africa) (Proprietary) Limited as financial adviser and Transaction sponsor;

•	Rand 4.7 million to JP Morgan as co-financial adviser and sponsor to Gold Fields;

•	Rand 4.7 million to Goldman Sachs International as co-financial adviser;

•	Rand 10 million to Edward Nathan & Friedland (Proprietary) Limited as attorneys;

•	Rand 20 million to McCarthyTetrault LLP as attorneys;

•	Rand 2 million to Linklaters as attorneys;

•	Rand 0.65 million to PricewaterhouseCoopers Inc as reporting accountants;

•	Rand 1.5 million to SRK Consulting as technical advisers;

•	Rand 2 million in posting and printing of the Circular; and

•	Rand 20,000 in JSE documentation fees.

IAMGold will bear its own costs relating the Transaction.

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12.	SUMMARY OF ASSETS BEING CONTRIBUTED

SRK Consulting was appointed independent technical adviser in respect of certain assets (operating mines) relating to the Transaction and has compiled technical reports responsive to Canadian securities regulations on the St. Ives and Agnew mines in Australia and the Damang and Tarkwa mines in Ghana. Summaries of the reports for the Australian and Ghanian operations appear in schedule C to this Circular. In addition, schedule C contains summaries of the mineral resources at the Arctic Platinum Project and at the Cerro Corona Project (the acquisition of which is subject to completion) which were prepared by Snowden and Gold Fields, respectively. Separate technical reports prepared in accordance with Nl 43-101 and to be filed with Canadian securities regulators covering Gold Fields’ Australian and Ghanian operations and the Arctic Platinum Project and Cerro Corona Project will be available on the Gold Fields website (www.goldfields.co.za) or to Gold Fields Shareholders in hard copy form on request. See section 3.11 of this Circular. For each of the operating mines, SRK Consulting has reviewed the life of mine cash flows which are also set out in schedule C to this Circular, along with the derivation of the net present values (NPVs) of these cash flows.

The estimates of proved and probable mineral reserves for the operating mines included in this Circular have been prepared in accordance with Canadian securities regulations and in respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as the basis for the derivation of the NPVs set out below and in the exhibits included in schedule C to this Circular.

SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004 and a range of discount factors which includes IAMGold’s and Gold Fields’ nominal WACC of 7.46% and 14.85%, respectively. These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions (i) which Gold Fields has used in determining its mine plans and in calculating its reserves for internal purposes, and (ii) which were used for purposes of preparing the pro forma condensed consolidated financial statements of Gold Fields set out in schedule H to this Circular and certain information derived therefrom which is included in this Circular, including the pro forma financial effects of the Transaction on Gold Fields set out in section 4.5 of this Circular (collectively, the “Gold Fields Pro Forma Financial Information”). In particular, in preparing the Gold Fields Pro Forma Financial Information, Gold Fields has assumed a gold price of US$350 per ounce, which is consistent with the gold price assumed in the calculation of the majority of its reserves. Exhibits 1, 2, 5 and 6 in schedule C to this Circular set out, for each of the operating mines, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines.

The NPVs are shown on a project basis as if Gold Fields owned 100% of each asset. While these NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realisable fair market value of the assets or reflect their full potential. NPVs have been calculated using a real terms gold price of US$400 per ounce and are expressed in nominal terms. The table below summarises the NPVs derived by SRK Consulting for the producing mines at a range of nominal terms discount rates.

The table below also contains a monetary sum for the Arctic Platinum Project. A feasibility study is currently being compiled for this project and it is therefore not possible to compile a meaningful cash flow analysis. In the absence of such an NPV, the acquisition costs of the 49% interest in the project which Gold Fields acquired from its former joint venture partner, Outokumpu Oy, in September 2003, aggregated with certain expenditures on the Arctic Platinum Project, have been included in the table below. The acquisition price for the Cerro Corona Project (the acquisition of which is subject to completion) has not been included in the table below.

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Selected asset NPVs with discount factors

Discount Factor
NPV(US$m)	0%	5%	7.46%	10%	12%	14.85%
Tarkwa (100%)	945.8	592.8	492.4	416.9	371.3	320.9
Damang (100%)	42.1	37.9	36.1	34.3	33.0	31.3
Agnew (100%)	69.1	57.8	56.8	55.7	54.9	53.8
St. Ives (100%)	197.2	160.2	151.9	144.1	138.6	131.3

Total Producing Mines	1,254.2	848.7	737.2	651.0	597.8	537.3
APP (purchase price + costs)	72.7

13. FINANCIAL INFORMATION

13.1	Historical financial information

The consolidated financial statements of Gold Fields for the financial year ended June 30, 2004 are set out in schedule F to this Circular.

The aggregated historical financial statements of the Acquired Interests for the three financial years ended June 30, 2004, 2003 and 2002 are set out in schedule E to this Circular. These financial statements should be read in conjunction with the independent accountants’ report on such financial statements which is set out in schedule E to this Circular.

The audited consolidated financial statements of IAMGold for the three financial years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated interim financial statements for the period ended June 30, 2004 are set out in schedule D to this Circular. The reconciliation of the IAMGold financial information from Canadian GAAP to IFRS is set out in schedule D to this Circular. The reconciliation should be read in conjunction with the independent accountants’ report which is set out in schedule D to this Circular.

13.2	Pro forma financial statements

The pro forma condensed consolidated financial statements of Gold Fields are set out in schedule H to this Circular. These pro forma financial statements should be read in conjunction with the independent accountants’ report on such financial statements which is set out in schedule H to this Circular.

14.	MATERIAL CHANGES

Except as otherwise disclosed in this Circular there has been no material change in the financial or trading position of Gold Fields and its subsidiaries that has occurred since June 30, 2004.

15.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during the normal business hours at the registered office of Gold Fields (24 St. Andrews Road, Parktown) from the date of issue of this Circular until the date of the General Meeting:

–	the Circular;

–	the memorandum and articles of association of Gold Fields;

–	the Purchase Agreement, including the Forms of, the Anti-Dilution Agreement, the Registration Rights Agreement and the Relationship Agreement;

–	the letter of Gold Fields to SARB in connection with application by Gold Fields to SARB, dated July 22, 2004;

–	the SARB conditional approval letter, dated July 26, 2004;

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–	the SARB approval letters regarding the payment of a termination fee, dated August 13, 2004 and September 21, 2004, together with the letters from Gold Fields to SARB dated August 10, 2004 and August 31, 2004;

–	the Mvela Resources Novation Agreement (available upon execution by all parties);

–	the Mvela Loan Agreement, the Subscription and Share Exchange Agreement, the Covenants Agreement and the amendments thereto described in section 10.2 of this schedule B;

–	the written consents of advisers to Gold Fields to the publication of their names in the Circular in the form and context in which they appear;

–	the audited annual reports of Gold Fields for the three financial years ended June 30, 2004, 2003, and 2002;

–	the audited income statements, cash flow, statement of movement in equity in respect of the Acquired Interests for the year ended June 30, 2004, together with the balance sheet as of June 30, 2004;

the pro forma income statements of Gold Fields International and Gold Fields for the year ended June 30, 2004 and the pro forma balance sheet as of June 30, 2004, together with the compilation report of PricewaterhouseCoopers;

–	the audited annual financial statements of IAMGold for the years ended December 31, 2003, 2002 and 2001 and the interim audited financial statements as of June 30, 2004;

–	the technical reports prepared in relation to certain of the properties and interests currently held by Gold Fields or IAMGold (see section 2 of schedule C for a further discussion of these reports); and

–	service contracts of Ian D. Cockerill and Nicholas J. Holland.

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SCHEDULE C

NARRATIVE DESCRIPTION OF THE ASSETS OF GOLD FIELDS INTERNATIONAL

C–1

C–2

1.	INTRODUCTION

Set out below in this schedule C is a description of certain properties and interests which are currently held by Gold Fields or IAMGold and which, upon completion of the Transaction, will be or become assets of Gold Fields International. Subject to completion of the Transaction, therefore, the current operations and projects undertaken by IAMGold or Gold Fields as described below will, from the Completion Date, be carried on by Gold Fields International.

See “Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferrd Resources” in this this Circular.

2.	TECHNICAL INFORMATION

The estimates of mineral reserves and mineral resources for the Sadiola gold mine and the Yatela gold mine, as set out in this schedule C, have been calculated in accordance with the JORC Code.

The estimates of mineral reserves and mineral resources for mines contributed by Gold Fields, namely the Tarkwa gold mine, the Damang gold mine, the St. Ives gold mine and the Agnew gold mine, as set out in this schedule C, have been calculated in accordance with the March 2000 South African Code for reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”), and the JORC Code. The mineral resource estimates for the Cerro Corona Project have been reported in accordance with the JORC Code and NI 43-101.

Nl 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

The mineral resource estimates for the Arctic Platinum Project have been reported in accordance with NI 43-101.

2.1	Resource and Reserve Definitions

The definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the CIM Standards adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, and the Damang gold mine, the St. Ives gold mine and the Agnew gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

This Circular includes technical information which, in certain cases, requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, the relevant qualified persons referred to in section 2.2 do not consider them to be material.

2.2	Qualified Persons

Technical information herein for the Sadiola gold mine is based on information contained in a report dated May 2004 entitled “A Technical Report on the Sadiola gold mine, Mali” and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101. Information relating to the estimates of mineral resources and mineral reserves for the Sadiola and Yatela gold mines is based on information prepared under the supervision of, or has been reviewed by, Messrs. Vaughn Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold Limited (“AngloGold”) and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this schedule C of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold’s exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

Technical information herein for the Tarkwa gold mine is based on information contained in a technical report dated July 1, 2004 entitled “An Independent Technical Report on the Tarkwa Gold Mine, Ghana” (the “Tarkwa Report”) prepared by SRK Consulting and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Tarkwa gold mine have been estimated under the supervision of Mr. Gary Chapman of Gold Fields. The mineral resource estimates have been reviewed by Dr. John Arthur of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

Technical information herein for the Damang gold mine is based on information contained in a technical report dated July 1, 2004 entitled “An Independent Technical Report on the Damang Gold Mine, Ghana” (the “Abosso Report”) prepared by SRK Consulting and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Damang gold mine have been estimated under the supervision of Mr. Glen Cole of Gold Fields. The mineral resource estimates have been reviewed by Mr. Lee Barnes of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

Technical information herein for the St. Ives gold mine is based on information contained in a technical report dated July 1, 2004 entitled “An Independent Technical Report on St. Ives Gold Mine, Western Australia” (the “St. Ives Report”) prepared by SRK Consulting and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101. The mineral resources and ore reserves presented herein for the St. Ives gold mine have been estimated under the supervision of Mr. Louis Voortman and Dr. James Johnson respectively of Gold Fields. The mineral resource estimates have been reviewed by Mr. Philip Jankowski of SRK Consulting and the ore reserve estimates have been reviewed by Mr. Michael Warren of SRK Consulting.

Technical information herein for the Agnew gold mine is based on information contained in a technical report dated July 1, 2004 entitled “An Independent Technical Report on Agnew Gold Mine, Western Australia” (the “Agnew Report”) prepared by SRK Consulting and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101. The mineral resources and ore reserves presented herein for the Agnew gold mine have been estimated under the supervision of Mr. Louw Smith of Gold Fields. The mineral resource estimates have been reviewed by Mr. Philip Jankowski of SRK Consulting and the ore reserve estimates have been reviewed by Mr. Michael Warren of SRK Consulting.

Technical information herein for the Arctic Platinum Project is based on information contained in a technical report dated October 2004 entitled “The Konttijarvi, Ahmavaara and SK deposits, Finland” (the “Arctic Platinum Project Report”) prepared by Mr. Ian Glacken of Snowden and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101.

Technical information herein for the Cerro Corona Project is based on information contained in a technical report dated October 7, 2004 entitled “Cerro Corona Project, Department of Cajamarca, Peru” (the “Cerro Corona Report”) co-authored by Mr. Nathan H. Brewer of Gold Fields Exploration Inc. and Mr. Bruce Davis of Norwest Corporation and other information prepared by or under the supervision of “qualified persons” for the purposes of NI 43-101.

The above reports are filed on SEDAR, are available on the Gold Fields website (www.goldfields.co.za) or are available in hard copy on request.

All of the foregoing persons are “qualified persons” for the purposes of NI 43-101. Under NI 43-101, a “qualified person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

The technical information herein has been included with the consent and prior review of the relevant qualified person in each case. The relevant qualified person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

In preparing its reports, SRK Consulting conducted site visits to the Tarkwa gold mine, Damang gold mine, St. Ives gold mine and Agnew gold mine and the facilities and infrastructure associated with each of these. SRK Consulting also held discussions with corporate and operational management and technical personnel. SRK Consulting has not independently verified by means of re-calculation underlying data or undertaken check sampling and assaying.

In preparing its report, Snowden conducted site visits to the Arctic Platinum Project orebodies and to the infrastructure associated with these deposits. While onsite, Snowden held discussions with management and key technical personnel. Snowden has estimated resources at Konttijarvi, Ahmavaara, and two of the SK deposits, and has reviewed resources at the other SK deposit (Kuohunki) carried out by SRK Consulting. Snowden has not carried out any check sampling or assaying at the Artie Platinum Project deposits, but notes that independent samples have been taken and verified at these orebodies by other independent parties.

In preparing its report. Gold Fields Exploration Inc. and Norwest Corporation conducted site visits to the Cerro Corona Project, and the facilities and infrastructure associated with it. Gold Fields Exploration Inc. and Norwest Corporation also held discussions with corporate and operational management and technical personnel. Gold Fields Exploration Inc. has independently verified by means of re-calculation some of the underlying data and undertaken due diligence level check sampling and assaying.

2.3	Economic Assumptions for Material Properties

The cut-off grades for a particular property discussed below can vary depending on the various rock types, metallurgical processes and mining methods. Each of Gold Fields (in relation to the Tarkwa, Damang, St. Ives and Agnew gold mines and the Cerro Corona and Arctic Platinum Projects only) and IAMGold (in relation to the Tarkwa, Damang, Sadiola and Yatela gold mines only) is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the mineral reserve and mineral resource estimates contained in this Circular, other than the factors discussed in section 3.14 “Risk Factors” of the Circular above.

The estimates of proved and probable mineral reserves for the operating mines included in this schedule C have been prepared in accordance with Canadian securities regulations. In respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as the basis for the derivation of the NPVs set out in the exhibits included in this schedule C. SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines, from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004, and a range of discount factors which includes estimates of the IAMGold and Gold Fields nominal WACC of 7.46% and 14.85% respectively. These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions (i) which Gold Fields and IAMGold have used in determining their mine plans and in calculating their reserves for internal purposes, and (ii) which were used for purposes of preparing the pro forma condensed consolidated financial statements of Gold Fields International and Gold Fields set out in schedules G and H, respectively, to this Circular and certain information derived therefrom which is included in this Circular, including the summary pro forma combined financial information for Gold Fields International and the pro forma financial effects of the Transaction on Gold Fields set out in sections 3.12 and 4.5 of this Circular, respectively (collectively, the “Pro Forma Financial Information”). In particular, in preparing the Pro Forma Financial Information, Gold Fields and IAMGold have assumed a gold price of US$350 per ounce, which is consistent with the gold price assumed in the calculation of the majority of their reserves. The exhibits to this schedule C set out, for each of the operating mines, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines. The NPVs are shown on a project basis as if Gold Fields International owned 100% of each asset. While these NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors, including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realisable fair market value of the assets or reflect their full potential.

3. ST. IVES GOLD MINE

3.1	Property Description and Location

The St. Ives gold mine is located 80 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda, straddling Lake Lefroy in Western Australia. The St. Ives gold mine complex has both surface and underground operations, with 11 open pits and five underground mines, currently operating. Ore is processed in carbon-in-leach (“CIL”) and heap leach facilities. The existing 3.1Mtpa CIL plant will be replaced by a new 4.5Mtpa mill (the “New Mill”) due to be commissioned by the end of December 2004/early 2005. In fiscal 2004, the St. Ives gold mine produced 0.543 million ounces of gold. The St. Ives gold mine had a work force of approximately 932 employees as of June 30, 2004, approximately 693 of whom were employed by outside contractors.

Gold production takes place over an extensive area at the St. Ives gold mine, although it is mainly concentrated in a 30 kilometre corridor extending south-southeast from Kambalda across Lake Lefroy.

The St. Ives operations are conducted within mining tenements owned by Gold Fields, comprising 315 mining leases/titles (77,692 hectares), 10 exploration licences (19,057 hectares), and 4 prospecting licences (171 hectares) and 17 miscellaneous licences (17,939 hectares). Gold Fields has legal entitlement to all its stated Mining Tenements with appropriately granted licences and leases. With timeously presented notices of intent, renewal applications and continued financial commitment, there are no material issued identified by Gold Fields related to tenements that would negatively impact on the projected depletion of the current mineral reserves All rentals and expenditure commitments have been met and appropriate provision for future commitments made.

All mineral extracted from the St. Ives’s tenements are subject to a State royalty of 2.5% of received revenue, payable before any other deductions. Gold Fields accounts this front-end royalty in both its cut-off grade estimates and financial provisions. Other than the State royalty, St. Ives has no other property-related encumbrances.

Environment

While Australia’s national government retains the power to regulate activities which impact upon matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the States. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia. The Western Australia Environmental Protection Act 1986 and Mining Act require, among other things, that Gold Fields obtain environmental licenses, work approvals and mining licenses to begin mining operations.

During the operational life of its mines. Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring, once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, these bonds would not cover any environmental events requiring remediation that were unforeseen at the time the bonds were issued, or which occur as a result of a breach of Gold Fields’ environmental licensing conditions.

The government of Western Australia has recently amended its Environmental Protection Act and passed a new Contaminated Sites Act. These new pieces of legislation have increased Gold Fields’ exposure to prosecution for environmental harms and increase Gold Fields’ environmental duties to, among other things, report known or suspected contaminated sites and, if appropriate, remediate contaminated sites.

The St. Ives gold mine (and the Agnew gold mine, discussed below) has an ISO 14001 certified EMS. Continual impact assessments are made in terms of the requirements of ISO 14001 and reviewed annually, as required by the certification process. Gold Fields’ approach to the impact assessment process focuses on the identification of aspects that could lead to impacts. In other words, the focus is on prevention rather than on cure. All major new projects are subject to an environmental impact assessment, where the concerns of all stakeholders are addressed and site specific management plans are developed and incorporated into the site’s EMS. Biannual external surveillance audits examine the entire EMS, from procedural requirements to environmental management plan conformance, personnel training, implementation of the management plan and procedural requirements, physical pollution prevention infrastructure, waste minimisation strategies and water and energy conservation. The findings are reported to the mine executive committee, and form part of the strategic planning process for environmental management.

3.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is accessed by public tarred roads which are generally well maintained by State road services.

The climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages approximately 218 millimetres, mainly received between the late summer months and middle of winter. The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in from Kalgoorlie.

Currently approximately 900 people are employed at the St. Ives mine, and these people reside either in the Township of Kambalda or in the Town of Kalgoorlie. The nearest significantly populated settlement is Kalgoorlie, which is a medium sized town with a population of approximately 30,000, of which approximately a third are employed in the mining industry. Kalgoorie is serviced by an airport with regular scheduled flights between Kalgoorlie and Perth. Kalgoorlie is described as a thriving town and has all the normal facilities associated with a well established (over 100 years) community, including schools and medical services.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

3.3	History

Gold was discovered at Kambalda (the “Red Hill Camp”) in 1897, with small-scale intermittent workings and prospecting continuing until 1967, when WMC Resource Limited (“WMC”) discovered and exploited the iron-nickel sulphides. WMC mined these deposits until 1996, producing approximately 34Mt of nickel concentrate containing 3.1% nickel. Following the rise in the gold price during the 1970s a re-evaluation of the old gold prospects in the Kambalda area occurred, and gold exploration significantly increased in the early 1980’s.

WMC commenced gold production from the Hunt mine in 1980 and from the Victory-Defiance mine complex in 1981. Gold has since been produced from 33 open pit and 14 underground operations. Ore treated over the life of the project to the end of May 2004 totals 60.6Mt at 3.6g/t containing 7.0Moz of gold.

The current processing facility was commissioned in 1988 and gold ore production has steadily increased between 1988 and 1993 where it remained at approximately 3Mtpa through to 2000. When Gold Fields acquired the property in 2001, the gold ore production increased to its current levels of approximately 6Mtpa yielding approximately 600koz per annum.

3.4	Geological Setting and Mineralization

The St. Ives gold mine is situated in the Norseman Wiluna Greenstone Belt (“NWGB”), which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The Norseman Wiluna Belt is highly mineralised, particularly in gold and nickel. St. Ives lies within the Kambalda Domain, a subset of the Norseman-Wiluna Belt. The Kambalda Domain is bound by the north-northwest trending Boulder-Lefroy (“BF”) Fault and Zuleika Shear. The region has undergone four compressional events, predated by early extension, and has been metamorphosed to upper greenschist or lower amphibolite facies.

The main structural feature of the St. Ives area is the gently south plunging Kambalda Anticline, which extends 35 kilometres from the south end of the Kambalda Dome to the Junction Mine. The majority of known ore bodies are proximal to the trace of the anticlinal axis. The second order structure, known as the Playa Shear, splays off the BF Shear Zone, and strikes through the St. Ives field for a distance in excess of 10 kilometres. Most of the St. Ives ore bodies are associated with third order splays off the Playa Shear. Mineralization typically occurs where these structures intersect favourable rock units, with chemical or rheological contrasts being the most important local controls on mineralization. The interaction between structures and rock-types has produced a large number of individual deposits, with at least 80 having been mined in the St. Ives area.

The most common host rocks of gold mineralization are dolerites such as the Defiance and Junction Dolerites. Granophyric dolerite and Kapai Slate tend to host the highest grade mineralization. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Generally low to moderate grade, high tonnage mineralization is commonly developed in porphyries, which are found in almost all deposits.

The Kambalda Domain is structurally complex. Multiple phases of deformation occurred during and after regional metamorphism. The domain is crossed by a network of variably striking and dipping first, second, third and fourth-order shears, faults and thrusts that control the location of the gold mineralization. In many deposits, ductile shearing was punctuated by repeated brittle slip events, which produced breccias and shear veins, especially in jogs and dilatant bends in shear zones.

Many of the gold deposits are hosted by faults and shear zones that are spatially and kinematically related to the Playa Fault. In contrast, ore hosting structures in deposits such as Revenge, North Orchin, Argo and much of the Victory area are predominantly north-south striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than about one kilometre. The orientations of stretching lineations, curvature of shear zone foliations, associated gently-dipping extension veins, and stratigraphic separations, all indicate a reverse slip sense for most D3 ore-hosting structures, especially in the Argo/Victory/Revenge area. The geometries of faults and associated extension veins indicate formation in a stress regime in which the far field maximum principal stress was approximately east- west and horizontal.

There are four main styles of gold mineralization at the St. Ives gold mine. The individual deposits may contain more than one of these styles, depending on the local structural and lithological conditions: (i) Lode mineralization — lode mineralization typically consists of a 0.5 centimetres to 50.0 centimetres wide cataclastite core surrounded by 0.1 centimetres to 3.0 metres of foliated cataclastite; (ii) Quartz vein stockworks —the quartz vein stockworks are irregular bodies of closely spaced and regularly oriented quartz veins; (iii) Composite style — this style is composed of variably developed quartz vein stockwork mineralization localised in and around lode shear zones, particularly foliated shear zones; and (iv) Supergene — broad zones of flat lying gold mineralization in deeply weathered Archaean and overlying Tertiary rocks.

3.5	Exploration

Exploration strategy is focused by Gold Fields on the St. Ives central corridor (the “Central Corridor”), historically the most prospective domain. High priority targets in the Central Corridor, are explored concurrently with reconnaissance exploration in other prospective corridors such as the Condenser Corridor which hosts the Argo deposit. This approach is designed to expand reserves while defining potential in adjacent corridors for longer term project sustainability. All exploration activity is carried out by Gold Fields.

Targets are designated as being at one of six stages or milestones. Milestone one is when a target is generated and the lease acquired, and milestone six reflects the identification of mineral reserves. Milestones one to three represent potential, whereas milestones four to six represent the reported mineral resources and mineral reserves. Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration. This process of target generation and exploration has historically yielded quality projects that add reserves and extend the life of mine.

The Central Corridor comprises the Greater Victory Area (“GVA”), Neptune Area, Greater Revenge Area (“GRA”), Greater Intrepide Area (“GIA”), and the Kambalda Dome. The two historically most prospective areas are the GVA and the GRA. Both of these areas contain deposits hosted by mafic and sedimentary rocks. The GRA has been intensively explored over the past two years to provide feed for the new Lefroy Mill. This exploration added significantly to the resource base and generated potential for both near-mine extensions and new targets. The exploration concentrated on the open pit potential, and the underground potential is yet to be fully evaluated.

The Neptune Area contains the same host rocks, gold-bearing conduits (the Playa Fault system), and structural settings as the adjacent GVA and GRA, but is comparatively under-explored. A diamond drilling program in fiscal 2002 defined the structural and stratigraphic framework and intersected some gold occurrences. Since this time, the exploration focus has been on the GRA, and the majority of targets generated by the fiscal 2002 drilling are yet to be tested.

The GIA is immediately to the north of the GRA, and contains the Playa Fault, but contains less of the mafic stratigraphy, and the significant mineralization is hosted by felsic porphyries. There has been much less exploration work in the GIA than the GRA. Current work includes collating and interpreting recent diamond drilling and geophysical data to provide a lithological and structural framework to put into context gold anomalies identified by aircore drilling.

The Kambalda Dome is immediately to the north of GIA, and contains the historic Kambalda nickel mines. There are also intersections of primary gold mineralization in the underground nickel mines and extensive gold soil anomalies. During fiscal 2002, several targets were generated from a review of historic nickel exploration data. Future activities will include further re-logging and sampling of nickel exploration holes to a grid spacing of 60 metres x 60 metres in areas of anomalous bedrock results, and 120 metre x 120 metre grid spacing on the western flanks of the dome.

The Condenser Corridor is seven kilometres to the south of the GVA, and hosts the Argo deposit in the differentiated Condenser Dolerite. Argo has a characteristic magnetic signature, and eight further targets were generated by identifying similar signatures in the corridor. A diamond drill core program in fiscal 2002 identified four of these as having the strongest gold anomalies and the most favourable alteration styles. These four targets are currently being systematically tested. The remaining targets will be tested afterwards.

Potential exists within the current tenement holdings to add to current mineral resource and mineral reserves through a combination of extensional and greenfields exploration. Gold Fields has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover. Gold Fields has committed adequate expenditure to support its ongoing resource replenishment strategy on all material tenements.

3.6	Drilling, Sampling and Analysis, and Security of Samples

RC percussion and HQ or NQ diamond core are the dominant drilling techniques used for resource definition. Underground resources are defined with a combination of HQ and NQ surface diamond drilling, LTK48 underground diamond drilling and, to a lesser extent, RC drilling. The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling. Diamond core is photographed and geotechnically logged.

RC drill holes sampled over one metre intervals potentially produce 37 kilograms of sample. RC percussion samples are riffle split to a two to four kilograms assay sub sample. A drill rig sampling audit has been designed and is to become a routine tool to monitor sampling quality on all drill rigs.

At the underground operations, one metre face chip samples of at least three kilograms are taken from each ore development round (average of every 3.5 metres along strike). Each face is inspected and mapped by the geologist or geological assistant. Duplicate samples and blanks are routinely used to ensure sample quality. In the open pits, face samples are taken as required at some deposits in conjunction with floor, batter and face mapping. These samples are used to provide additional grade information to determine the relationship between gold distribution and rock-types, but are not used in resource estimates.

Drill core is cut to geological intervals between 0.3 metre and one metre. For operational infill drilling full core is assayed to maximize sample size. RC samples for exploration and grade control are split in two-tiered riffle splitters on the drill rigs to sub samples of between two and four kilograms. The majority of samples are assayed at the onsite Silver Lake Lab oratory. The samples are bulk-pulverised in an LM5 pulveriser with a maximum capacity of between three kilograms and 3.5 kilograms. Larger samples are split in half or crushed and split at the lab. A portion of the pulp rejects is retained for future analysis.

Blanks and site duplicates are inserted at an average frequency of one in 20 samples. Low grade, medium grade and high-grade standard samples are inserted at relevant locations within intersections at a nominal frequency of one in 40. In the open pits, duplicate field samples are taken on a campaign basis with one internal standard submitted per shift.

Samples are generally submitted for fire assay analysis, with screen fire assay and Leachwell techniques used as required for certain orebodies. The Silver Lake Laboratory has industry standard internal QA-QC measures in place. In addition to internal QA-QC, Silver Lake participates in international round robin laboratory bench marking.

All resource definition stage drill designs are set-out by the Survey Department. After drilling, collars are surveyed and complete multi-shot down-hole surveys are conducted. On deep holes drilled in highly magnetic dolerite, down hole gyroscopic surveys are frequently used. All survey data is stored in the database.

Data density is variable across the St. Ives deposits. Indicated mineral resources are drilled to at least 20 metres by 40 metres. Inferred mineral resources may be drilled from 40 metres by 40 metres to 100 metres by 100 metres depending on geological complexity and mining history. Measured mineral resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10 metres by five metres.

The exploration diamond and RC drilling data is stored in an MS SQL Server database, with a customisable MS Access interface to provide transparent access for validation and extraction.

QA/QC protocols are in place with respect to sampling procedures.

3.7	Mineral Resources and Mineral Reserves

The following table sets forth the estimated mineral reserves for the St. Ives gold mine as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Proved(1)	9.2	1.6	468
Probable	20.3	3.9	2,545
Total mineral reserves(2)(3)	29.5	3.2	3,013

(1)	Low-grade operational stockpiles included in proved mineral reserves.

(2)	Based on a gold price of US$350 per ounce (AU$580 per ounce) and estimated in accordance with the JORC Code. The reserve is based on heap leach, mill and owner mining cost.

(3)	Gold Fields International will hold a 100% interest in these mineral reserves.

The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for St. Ives, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Measured	9.5	1.7	504
Indicated	59.7	2.4	4,527
Total measured and indicated mineral resources(1)	69.2	2.3	5,031

(1)	Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and include proved and probable mineral reserves. They are estimated in accordance with the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

In addition to the measured and indicated mineral resources, the St. Ives gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Inferred mineral resources(1)	28.2	2.9	2,649

(1)	Mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

3.8	Mining Operations

Based on the mineral reserves existing as of June 30, 2004, the St. Ives gold mine is expected to continue in operation until the end of 2013. Gold Fields is engaged in underground mining and in both open pit and production stockpile surface mining at the St. Ives gold mine, and is thus subject to underground and surface mining risks (see section 3.14, “Risk Factors” of the Circular above). Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at the St. Ives gold mine during fiscal 2004, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003 or 2004.

The St. Ives gold mine sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2004 included the Junction underground mine, the Argo open pit mine and the Minotuar and Agamemnon open pit mines within the Greater Revenge Area. Gold Fields expects the principal production sources in fiscal 2005 to include the Argo, East Repulse, Sirius and Junction underground mines, and the Agamemnon, Bahama, Mars, Pluton and West Revenge open pit mines within the Greater Revenge Area. As many of the operations at the St. Ives gold mine involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits. The underground operations at St. Ives are operated by the local contract mining company GBF Underground Mining, which provides the mobile mining equipment and the light vehicles for their own demand. Gold Fields, as the mine owner, provides fixed installations (services and communication, mine drainage, fans, paste fill batch plant, etc.). The open pits are managed by Gold Fields’ staff; however, all of the operational functions are outsourced to selected contractors. The current mining contractor is Leighton Contractors Pty Limited.

Junction Underground Mine

The Junction mine currently uses a combination of open sloping and bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system, as well as stope sequencing, are used to address seismicity issues. Access to the orebody is through a decline tunnel, which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 metres. Gold Fields currently plans to reduce reliance on the Junction mine as a source of high-grade ores.

Argo Open Pit and Underground Mine

The Argo mine has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Gold Fields had ceased production in the open pit by the end of 2003 at a final depth of 130 metres. Development of the Argo underground mine commenced in fiscal 2003, in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high-grade ore, and some 300,000 tonnes of ore was mined during fiscal 2004.

Greater Revenge Area

Mining at the GRA commenced in 1989. Mining operations at the GRA during fiscal 2004 consisted of the Agamemnon, Minotaur and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

Leviathan Complex

The Sirius underground operation, the first of three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003, and the two primary slopes in this complex have been substantially depleted. The East Repulse complex is currently being sloped, while development towards the Conqueror complex is ongoing. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

During fiscal 2003, the mining strategy underwent changes at the St. Ives gold mine, as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year’s main challenges was the ongoing seismicity at the Junction underground mine, which affected mining sequences and required a revised configuration and support plan.

The St. Ives optimization study, which had been exploring long-term processing and mining strategies, was completed during the second quarter of fiscal 2004 with the completion of a feasibility study. In December 2003, Gold Fields announced plans to construct the New Mill at an estimated cost of AU$125.0 million. Gold Fields expects the New Mill to be commissioned by the end of December 2004/early 2005.

Detailed below are the operating and production results at the St. Ives gold mine for the periods indicated.

	Fiscal	Fiscal	Fiscal
	2004	2003	2002(2)
Open Pit
Waste mined (’000t)	11,693	21,040	22,768
Ore mined (’000t)	4,000	4,607	1,753
Head grade (g/t)	2.22	2.91	3.82
Strip ratio	5.26	4.94	6.67
Underground
Ore mined (’000t)	1,618	541	310
Head grade (g/t)	5.34	8.28	9.29
Total
Tons processed – Milled (’000)	4,318	3,344	2,035
Heap Leach (‘000t)	2,426	2,142	1,363
Total (’000)	6,744	5,486	3,398
Yield – Milled (g/t)	3.6	4.3	4.7
Heap Leach (g/t)	0.5	0.7	0.7
Combined – (g/t)	2.5	2.9	3.1
Gold produced – Milled ounces (’000)	501	466	310
Heap Leach ounces (’000)	42	47	31
Total – ounces (’000)	543	513	341
Total Cash Costs (US$/oz)(1)	297	188	160

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)	For the seven month period ended June 30, 2002.

Processing

The St. Ives mill and heap leach pads for the St. Ives gold mine each performed well throughout the fiscal 2004 year, treating some 3.1 million tonnes and 2.4 million tonnes, respectively. Early in fiscal 2004, a substantial toll treatment program was initiated using two other mills in the area, to shore up cash flows. This program treated 1,207,628 tonnes of ore. Total volumes treated by and on behalf of the St. Ives gold mine amounted to 6.7 million tonnes in fiscal 2004, slightly ahead of the total volume of ore mined, with the balance of ore being sourced from existing low grade stockpiles.

Construction of the New Mill commenced during November 2003 and it is anticipated that the New Mill will be fully operational in February 2005. Plant recovery for the gravity circuit alone is designed at 30% (which is higher than the recovery achieved by the current plant). Overall plant recovery is estimated to be 94%, with leach recovery at 91.4%. Based on the knowledge gained from treating the anticipated cocktail of ores in the existing SIG 3.1Mtpa plant, these recoveries are considered to be conservative, and a gold recovery of 96% is projected for the future years. However, due to a coarse grind resulting from a throughput rate of 4.5Mtpa, SRK Consulting decided (as set out in the St. Ives Report) to assume a conservative recovery rate of between 94% and 95% (head grade dependent) for the calculation of cash flow projections and for valuation purposes.

Once the New Mill reaches steady-state throughput, the estimated unit cost will be AU$8.62/t, equating to a 45% reduction in unit processing cost compared to the current processing cost utilizing a combination of the St. Ives 3.1Mtpa plant and toll treatment.

Capital Costs

Gold Fields invested AU$153 million (US$109 million) on capital expenditures at the St. Ives gold mine during fiscal 2004, primarily reflecting the acceleration of the construction of the New Mill, costs relating to the development of the new underground mines, and stripping of the new Mars open pit.

Gold Fields has budgeted approximately AU$112 million for capital expenditure at the St. Ives gold mine for fiscal 2005, principally for exploration (AU$25 million), the completion of the construction of the new metallurgical processing plant (AU$41 million) and continuing underground development and pit stripping amounting to AU$46 million.

Mining Taxation/Foreign Exchange

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives gold mine (and the Agnew gold mine, discussed below) operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the State. This royalty is included in Gold Fields’ income and mining taxes line item.

With effect from July 1, 2001 the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures.

Under current Australian tax law, certain grouping concessions are available to companies with the same ultimate head entities. These concessions include the ability to group losses and obtain capital gains tax roll over relief from the transfer of assets. Gold Fields’ subsidiaries in Australia will therefore also qualify to transfer losses from one entity to another in the event that a loss is made in any one entity and a profit is generated in another.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company). Where dividends are paid out of profits that have been subject to Australian corporate tax, there is no withholding tax, regardless of whether a double taxation agreement is in place.

Pursuant to the agreement with WMC for the purchase of St. Ives, Gold Fields agreed to pay WMC a royalty based on future gold production at St. Ives, according to the following criteria:

–	4% of the NSR of the gold production of St. Ives for each quarter, to the extent that cumulative production of gold from November 30, 2001 exceeds 3.3 million ounces, subject to the spot price of gold exceeding AU$400 per ounce; and

–	10% of the difference between the spot gold price and AU$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding AU$600 per ounce.

Cash Flow Projections and Valuation

See “Exhibit 1 – Valuation Tables – St. Ives Gold Mine” for the post-tax pre-finance cash flows and various net present value (“NPV”) calculations of the life of mine cash flows in respect of the St. Ives gold mine. More details of such cash flows and valuation are set out in the St. Ives Report.

4. AGNEW GOLD MINE

4.1	Property Description and Location

The Agnew gold mine is located 23 kilometres west of the town of Leinster, approximately 375 kilometres north of Kalgoorlie, in Western Australia. The Agnew complex has both surface and underground operations currently operating, with a one open pit and two underground mines. Ore is processed in a CIL metallurgical facility. In fiscal 2004, the Agnew gold mine produced 0.202 million ounces of gold. The Agnew gold mine had a workforce of approximately 261 employees as of June 30, 2004, approximately 162 of whom were employed by outside contractors.

The Agnew operations are conducted within tenements owned by Gold Fields comprising 14 mining leases/titles (6,582 hectares), 9 exploration licences (18,200 hectares), 4 prospecting licences (383 hectares) and 1 miscellaneous licence (2 hectares). Agnew also has under application 10 additional mining licences (5,100 hectares). In addition to its own mineral tenements, Agnew is currently in joint venture with BMV Properties Limited, the terms of which give Agnew a 60% interest in an additional 42,192 hectares of tenements with a combination of prospecting, exploration, mining and general licences, a third of which are currently under application. Agnew has legal entitlement to all its stated mining tenements, with appropriately granted licences and leases. With timeously presented notices of intent, renewal applications and continued financial commitment, there are no material issues identified by Gold Fields in relation to the tenement status that would negatively impact on the projected depletion of the current mineral reserves. All rentals and expenditure commitments have been met.

All mineral extracted from the Agnew tenements are subject to a State royalty of 2.5% of received revenue, payable before any other deductions. Gold Fields accounts this front-end royalty in both its cut-off grade estimates and financial provisions. Other than the State royalty. Gold Fields has no other property-related encumbrances.

Environment

See section 3.1 “St. Ives Gold Mine — Property Description and Location — Environment” above.

4.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is accessed by public tarred roads which are generally well maintained by State road services.

The climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages approximately 218 millimetres per year, mainly received between the late summer months and middle of winter. The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

Power is supplied via a long-term (to 2011) “take or pay” contract with WMC. All water needed for site activities is supplied by boreholes. The Agnew gold mine is a “Fly-in-Fly-out” operation, with only approximately 20% of staff electing to live in Leinster as residential staff. WMC charters a Qantas flight from Perth to Leinster return twice daily on Monday-Thursday, once daily on Friday and Sunday, with no flights on Saturday. On top of the usual rotation flights, each staff member (including residential staff) are offered four return flights to Perth per quarter (restricted to low load flights) as part of their package.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

4.3	History

Gold Fields purchased the Agnew gold mine as part of its acquisition of WMC’s gold assets in December 2000. The property has been developed in three periods of activity: pre-1970s, 1970 to 2001 and post 2001.

Pre- 1970s: Gold was first discovered in the Agnew region in 1895, 10 kilometres south of Agnew. Since that time, open pit mining operations have been undertaken by four separate operators with main activity occurring between 1913 and 1948.

1970 to 2001: WMC acquired options to purchase the leases and explored the property between 1962 and 1976, when they exercised their option, and following a further period of exploration and feasibility studies, commenced mining in 1986 from the Emu pit, which continued until 1992. Following a new phase of drilling that commenced in 2001, and in addition to entering into joint ventures to access contiguous tenements, many of the orebodies comprising the current mineral reserves were discovered, but not exploited.

2001 to date: Gold Fields acquired the property in December 2001 and continued with the Waroonga pit cut-back until its closure in February 2003. Underground declines were developed to access the Kim and Main lodes in February 2002 to replace underground production from the existing Redeemer mine, which closed in January 2002. Crusader underground mine is still producing and will continue to do so until the end of fiscal 2005, but is now focussed on remnant pillars, which should continue until the end of the year.

The Songvang project, 15 kilometres south of Waroonga, has been supported by the Agnew gold mine since the acquisition by Gold Fields in December 2001, and extensional and infill drilling resumed in 2002. With the assistance of additional geological information, mineralised ore zones were reinterpreted. Extensional drilling to the south and east further identified a larger mineralised shear zone to the east of the Donegal prospect. The prospect was also renamed “Songvang” or ‘River of Gold’ in October 2002, and pre-stripping commenced in September 2004.

4.4	Geological Setting and Mineralization

The Agnew gold mine is situated in the Norseman Wiluna Greenstone Belt (“NWGB”), which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The NWGB is highly mineralised, particularly in gold and nickel. The Agnew-Wiluna section of the NWGB is bounded by large granitoid bodies and the Ida Fault to the west. The Ida Fault, locally termed the Waroonga Shear, is a major regional scale shear zone that defines the western edge of the KalgoorlieTerrane. The majority of the Agnew orebodies are on the western limb of the Lawlers Anticline, a large open fold, plunging 30° to the north, although economic mineralization is also formed on the eastern limb (e.g. Vivien), in axial planar positions to the north (e.g. Cams) and in the adjacent Mt White Syncline (e.g. Maria). The greenstones are metamorphosed to upper greenschist-lower amphibolite metamorphic grades.

Although all of the Agnew deposits are broadly hosted by the intersections between structures and stratigraphy, there are subtle differences in alteration and mineralization, controlled in part by the local host rock chemistry. Songvang is unusual in its relatively high lead, silver and fluorine content, possibly reflecting input from tonalite and porphyry intrusions. There also appears to have been a slight decline in mineralization temperatures from south to north through the Agnew area, associated with the north plunge of the Lawlers Anticline, and resultant erosion of the overlying lower temperature rocks to the south. This temperature change is reflected in the changing mineralization styles from south to north, with biotite +/- garnet assemblages dominating to the south and quartz veining to the north.

4.5	Exploration

Annual exploration objectives at the Agnew gold mine are to replace mineral resource depletion as a minimum, and additionally to identify an extra year’s production, setting the fiscal 2005 annual reserve target at 360,000 ounces. To achieve this, three strategies are used:

(1)	The first strategy is to explore the highly endowed corridor hosting the Waroonga, Redeemer, Crusader/Deliverer and Songvang complexes. This corridor provides short term potential for open pit and underground extensions along strike and down dip of existing resources. Targets include: (i) extensions to Kim Lode, Rajah Lode and Main Lode and 450 South, Waroonga Footwall targets; (ii) new resources in the Redeemer North Deeps and extensions of the existing Redeemer North and Lode 2 deposits; (iii) underground or surface potential of the Pilgrim and Claudius deposits; and (iv) underground extensions to the Songvang pit and additional satellite pits along the Songvang structure.

(2)	The second strategy is to explore the regional potential of the Agnew and Miranda joint venture tenements. A structural and geological review by SRK Consulting generated new targets and confirmed the prospectivity of existing targets. Regional potential currently includes: (i) the Vivien deposit, historical open pits at Maria and Cams and extensions; (ii) Miranda and Waroonga Shear corridor, which contains large gold anomalies; and (iii) the area to the south of the Songvang corridor, including the Fortitude and Pinnacles prospects.

(3)	The third strategy is to explore the lowest potential tenements, with a view to surrendering these tenements if exploration confirms their low prospectivity.

Targets are designated as being at one of six stages or milestones (see section 3.5 “St. Ives Gold Mine — Exploration” above).

4.6	Drilling, Sampling and Analysis, and Security of Samples

Diamond and RC drilling are the dominant drilling techniques used for mineral resource definition. Other drilling techniques such as air core, used in target definition, are not included in mineral resource estimations. Open pit mineral resources are drilled to an indicated mineral resource status using RC and diamond drilling. During production, open pit mineral resources are further refined using RC grade control drilling. Underground mineral resources are defined by carrying out surface diamond drilling and underground diamond drilling.

The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modeling using the standard Agnew geological legend. Diamond core is photographed and geotechnically logged.

Drill core is cut to geological intervals between 0.3 metres and one metre, specified by the logging geologist. Each batch of drill core samples submitted for analysis contains at least one standard. Duplicate samples are submitted at the geologist’s discretion.

Procedures for the submission of samples for QA/QC include standards, blanks, duplicates, and check assays. Sampling of diamond drill core for QA/QC is performed at the geologist’s discretion under the guidelines described below. At least one standard is included with each batch of samples submitted for analysis.

A batch acceptance report is prepared, which details the results received for each standard and highlights any standard where the result received differs from the nominal value by more than 10%. Results for any site duplicate samples and lab replicates are also reported. If the results received fall outside acceptable limits, the analyses are repeated. QA/QC data is included in resource model reports. During the past year, a program was undertaken to check standards that returned anomalous results. All standards with a result of more than 20% difference from the nominal value were checked.

All planned drill hole locations are set out by the Survey Department at the Agnew gold mine. After drilling, all collars are surveyed and complete multi-shot down-hole surveys are conducted. In the case of deep boreholes drilled in highly magnetic ultramafic rocks, down-hole gyroscopic surveys are frequently used.

Classification of mineral resource confidence follows the JORC Code. Generally, mineral resource categories are based on geological complexity, grade variance, drillhole intersection spacing, and mining development. In general, an inferred mineral resource is drilled to a spacing of 100 metres by 100 metres, increasing to 40 metres by 40 metres on more complex or poorly understood structures. Indicated mineral resources are drilled to better than 80 metres by 80 metres on mined structures and 40 metres by 40 metres on unmined structures. Measured mineral resources are drilled to 20 metres by 20 metres (usually 10 metres by 5 metres in open pits) and must be fully developed along strike or within one bench of the pit floor.

All assay and logging data is stored in a relational database. Various tools are available to allow geological staff to extract and validate the data. Data entry is monitored by a database administrator.

QA/QC protocols are in place with respect to sampling procedures.

4.7	Mineral Resources and Mineral Reserves

The following table sets forth the estimated mineral reserves for the Agnew gold mine as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Proved(1)	0.9	7.3	202
Probable	3.5	4.1	454
Total mineral reserves(2)(3)	4.3	4.7	656

(1)	Low-grade operational stockpiles included in proved mineral reserves.

(2)	Based on a gold price of US$350 per ounce (AU$580 per ounce) and estimated in accordance with the JORC Code.

(3)	Gold Fields International will hold a 100% interest in these mineral reserves.

The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Agnew gold mine, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Measured	1.1	8.9	321
Indicated	8.9	4.4	1,260
Total measured and indicated mineral resources(1)	10.0	4.9	1,581

(1)	Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and include proved and probable mineral reserves. They are estimated in accordance with the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

In addition to the measured and indicated mineral resources, the Agnew gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Inferred mineral resources(1)	5.7	5.4	983

(1)	Inferred mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

In addition, Gold Fields holds an option to acquire from BMV Properties Limited, a 60% interest in the Vivien property (located 7 kilometres east of Waroonga), representing 0.4 million tonnes at grade of 9.1 g/t containing 111,000 ounces, subject to Gold Fields producing a viable feasibility study, which is currently under consideration.

4.8	Mining Operations

Based on the mineral reserves existing as of June 30, 2004, the Agnew gold mine is expected to continue in operation until the end of 2008. The Agnew gold mine is engaged in underground mining and production stockpile surface mining and is thus subject to underground and stockpile mining risks (see section 3.14, “Risk Factors” of the Circular above).The primary safety risk at the Agnew gold mine is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at the Agnew gold mine during fiscal 2004, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2002, 2003 or in fiscal 2004.

Agnew was constrained by a shortage of ore sources during fiscal 2003, caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. The Waroonga open pit was depleted during the third quarter of fiscal 2003. Following depletion on the Crusader lode, operations were shifted to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones. Gold Fields expects operations there to cease during fiscal 2005. The Kim underground mine, which was commissioned in fiscal 2003, achieved sustainable levels of production by the end of fiscal 2003, and in fiscal 2004 exceeded ore tonnes and head grade expectations and contributed more than half of Agnew’s gold production, which greatly assisted with Agnew reaching and exceeding its production forecasts for fiscal 2004.

Most underground mining labor at the Crusader/Deliverer and Kim underground mines is currently provided by Byrnecut Mining Proprietary Limited (“Byrnecut”). Byrnecut provides employees, supplies and equipment for underground mining activities, including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under its mining contract with Gold Fields, which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the contract, Byrnecut is liable for claims arising from its performance or non performance, or any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or losses due to the mine owner’s negligence. Byrnecut is required to ensure that it, and any subcontractors, have adequate insurance. The contract provides that major work at the mines is to be completed by May 23, 2006.

Waroonga Complex

The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed, and operations ceased, in January 2004. Development of the Kim underground mine, to access an orebody below the Waroonga open pit, continued during fiscal 2003, with primary ore production activities commencing in the second half of the year. The mine currently uses open stoping methods and cemented aggregate backfill, with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. During April 2003, production was halted for three weeks when a fall of ground occurred which interfered with access to the portal leading underground. Ore production achieved full sustainable levels in the first half of fiscal 2004. The Kim Lode produced in excess of 210,000 tonnes of ore at a head grade of 17.5 g/t for fiscal 2004. Feasibility studies for the adjacent Main Lode underground deposit are expected to be completed during fiscal 2005.

Crusader/Deliverer Underground Mine

The Crusader deposit was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. Access to the mine is from a portal near the bottom of the old Crusader open pit mine which leads to a decline. The Deliverer deposit is adjacent to Crusader and is mined concurrently via the same decline access from the surface. Mining methods employed include jumbo cut and mullock fill, uphole open sloping and uphole bench and fill mining methods, and are varied to accommodate changes in geotechnical conditions and orebody geometry. Gold Fields expects economic reserves to be depleted, and mining operations at Crusader to have ceased, by the end of fiscal 2005. Exploration and development works are currently being undertaken at several other deposits to provide alternative sources of production.

Songvang open pit

The Songvang open pit was discovered through the intensive exploration program put in place at Agnew during fiscal 2003 and it was approved for development late in fiscal 2004. The open pit is planned to be brought into production by December 2004, and will produce a base load of medium-grade ores along with the high-grade ores being produced from the underground Waroonga complex. It is planned to mine some 600,000 tonnes of ore at a head grade exceeding 2.5 g/t from this ore body during fiscal 2005.

Detailed below are the operating and production results at the Agnew gold mine for the periods indicated.

	Fiscal	Fiscal	Fiscal
	2004	2003	2002(2)
Open Pit
Waste mined (’000t)	–	3,937	8,981
Ore mined (’000t)	20	1,627	818
Head grade (g/t)	2.92	2.03	2.18
Strip ratio (waste ore)	–	2.42	10.98
Underground
Ore mined (’000t)	431	253	175
Head grade (g/t)	12.81	9.94	7.45
Total
Tons milled (’000)	1,179	1,268	682
Yield (g/t)	5.3	3.5	3.8
Gold produced ounces (’000)	202	144	83
Total Cash Costs (US$/oz)(1)	226	255	232

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)	For the seven month period ended June 30, 2002.

Processing

All processing at the Agnew gold mine is provided by a single 2.1Mtpa plant. The plant, in its current form, has been modularly improved and expanded from the original Emu Plant, commissioned in 1986. The plant configuration is a conventional leach/CIP facility. In February 2003, a gravity circuit was retrofitted, comprising a 30” Knelson gravity concentrator in conjunction with an Intensive Leach Reactor (“ILR”) for intensive cyanidation of the gravity concentrate. In fiscal 2004, recovery from the gravity circuit was 39.4%, contributing to an overall recovery of 94% for the year.

Capital Costs

Gold Fields spent AU$ 24.6 million (US$17.5 million) on capital expenditures at the Agnew gold mine in fiscal 2004, primarily on underground development at Waroonga and Crusader and on exploration. Gold Fields has budgeted approximately AU$40 million for capital expenditure at Agnew for fiscal 2005, with half of this investment going into the stripping of the new Songvang open pit, AU$10 million for underground development on the Kim Lode and a further AU$7 million for exploration across the site.

Mining Taxation/Foreign Exchange

See section 3.8 “St. Ives Gold Mine – Mining Operations – Mining Taxation/Foreign Exchange” above.

Cash Flow Projections and Valuation

See “Exhibit 2 – Valuation Tables – Agnew Gold Mine” for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Agnew gold mine. More details of such cash flows and valuation are set out in the Agnew Report.

5.	SADIOLA GOLD MINE

5.1	Property Description and Location

The Sadiola gold mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola gold mine is owned by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area (the “Sadiola Mining Permit”) in which the Sadiola gold mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold Ashanti Limited (“AngloGold”), which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation (“IFC”), a member of the World Bank Group, which owns 6%. Following the completion of the Transaction, Gold Fields International will hold IAMGold’s 38% indirect interest in SEMOS.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola gold mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS (listed above) are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS, either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder of SEMOS has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGold has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGold and AngloGold have agreed to vote together at shareholders’ meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

Operator

AngloGold, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola gold mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola gold mine, an engineering fee of 4% of capital expenditures at the Sadiola gold mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola gold mine.

Environment

Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola gold mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola gold mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. These issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment (“EIA”) was prepared as an integral component of the Phase 1.1 plant modification program (described below, see “Sadiola Gold Mine – Mining Operations – Processing”) to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

5.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Sadiola gold mine is located in the extreme west of the Republic of Mali, West Africa, near the Senegal/Mali border, a remote part of Mali with almost no infrastructure, approximately 70 kilometres south of Kayes, the regional capital. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola gold mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola gold mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

The terrain around the Sadiola gold mine is generally flat at an elevation of 125 metres above sea level.

A 57 kilometres pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water, in order to ensure that the Sadiola gold mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

Electrical power is provided through Sadiola’s diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

A townsite has been established to the northeast of the Sadiola gold mine and it provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola gold mine. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the mine with the outside world.

5.3	History

AngloGold acquired its interest in the Sadiola gold mine from IAMGold as part of the financing of the project. As a result of this process, the IFC and the Government of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

5.4	Geological Setting

The Sadiola gold mine is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

The Sadiola gold mine lies to the east of the regional Senegalo-Malian Fault (“SMF”) and occurs along the Sadiola Fracture Zone (“SFZ”), a north-south striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded, with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with north-northeast striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (25 degrees) plunge to the south. Post-tectonic activity along 45º northstriking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along north-south striking faults have also offset mineralized blocks.

5.5	Exploration

Exploration in 2003 within the Sadiola Mining Permit focused on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. IAMGold’s share of exploration work at Sadiola was US$3 million in 2003.

Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. During 2003, infill resource delineation recommenced at FE-3 and FE-4 (1,915 metres). Phase V of the Sadiola deep sulphide drilling, which commenced August 2002, was completed March 2003 (39 holes totaling 15,830 metres). The objective of this phase of drilling was to test the viability of an “upside” conceptual geological model for the sulphide mineralization as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open pit beyond its present planned depth of 150 metres. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of US$300 per ounce this mineralization might be economically mined. It was stressed at the time, and stressed again here, that this conceptual model is not to be confused with a resource calculation, and that the validity of the model is to be tested by the Phase V drilling program.

The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicate the presence of broad zones of mineralization, often measured in several tens of metres, averaging above three g/t gold. There is continuity of mineralization from section to section for at least one kilometre of strike length at the southern end of the open pit, where the drilling density is greater.

Phase VI of the drill program, initially consisting of 17,600 metres in 65 holes, commenced in June 2003 and will continue until the third quarter of 2004, synchronous with a pre-feasibility study. It will rework the conceptual model using more detailed and up-to-date economic parameters. This could potentially allow for the deepening of the open pit to commence long before the presently planned pit is depleted in 2008.

All exploration activity is carried out by SEMOS.

5.6	Mineralization

Pervasive gold mineralization ranging in grade from two g/t to 20 g/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and, to a lesser extent, in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt. The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

5.7	Drilling, Sampling and Analysis, and Security of Samples

Within the Sadiola Main pit, FE-3 and FE-4 deposits, a total of 1,702,458 metres of grade control drilling (162,205 boreholes) have been drilled. SEMOS resource drilling totals 758 diamond drill holes (123,168 metres), 532 rotary air blast holes (20,377 metres), and 4,921 RC holes (301,509 metres).

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola gold mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

5.8	Mineral Resource and Mineral Reserves

At December 31, 2003, using a pit optimized and designed using a US$325 per ounce gold price, the proved and probable mineral reserves at the Sadiola gold mine were 26.4 million tonnes grading 3.2 grams per tonne of gold for an in situ content of 2.7 million ounces of gold.

The following table sets forth the estimated mineral reserves for the Sadiola gold mine as at December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category(1)	(Mt)	(g/t)	(’000 oz)
Proved	6.5	1.9	405
Probable	19.9	3.6	2,289

Total mineral reserves (2)(3)(4)	26.4	3.2	2,694

(1)	Using the JORC Code. Pit optimized and designed at a US$325 per ounce gold price.

(2)	Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral reserves.

(3)	Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)	All the reserves classified as “proved” are stockpile material. All the mineral reserves classified as “probable” are in- pit material.

The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Sadiola gold mine as at December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Sadiola open pit and periphery (1)
Measured (2)	15.9	1.6	818
Indicated	22.6	2.6	1,904
Total “pit” measured & indicated mineral resources	38.5	2.2	2,722
Deep Sulphide (1)
Measured (2)	1.0	3.0	92
Indicated	0.1	2.1	4
Total “deep sulphide” measured & indicated mineral resources	1.1	2.9	95
Satellite oxide deposits(1)
Measured	0.3	1.9	21
Indicated	3.8	2.7	328
Total “satellite” measured & indicated mineral resources	4.1	2.6	349

Total measured and indicated mineral resources (3)	43.7	2.2	3,166

(1)	A cut-off grade of 0.7 g/t was used within a US$400 per ounce pit shell.

(2)	Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cut-off grade of 0.7 g/t gold.

(3)	Measured and indicated mineral resources include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral resources.

In addition to the measured and indicated mineral resources, the Sadiola gold mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Sadiola open pit and periphery (1)	1.8	1.2	72
Deep Sulphide (1)	130.0	1.8	7,532
Satellite deposits (1)(2)	12.5	1.3	533

Total inferred mineral resources (3)	144.3	1.8	8,137

(1)	A cut-off grade of 0.7 g/t was used within a US$400 per ounce pit shell except where stated.

(2)	The inferred mineral resources for satellite deposits FE-2, FN-3, FE-4, Tambali South and Sekokoto were calculated at a cut-off of 0.7 g/t with no limiting shell.

(3)	Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral resources.

5.9	Mining Operations

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent, as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10 metres long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant for the Sadiola gold mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola gold mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997, and started commercial production on March 1, 1997.

The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country such as Mali, where local infrastructure support is virtually non-existent.

As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola gold mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding (“SAG”) mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This “loaded” carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of US$13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This program (“Phase 1.1”) was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 provides for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of one kilogram per tonne of ore processed, and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore.

Production

The following table sets forth production information for the Sadiola gold mine for the periods indicated:

	12 months ended December 31
	2003	2002	2001
Tonnes processed (‘000)	5,070	5,050	5,328
Grade (g/t)	3.0	3.5	3.4
Recovery	88%	84%	94%
Ounces produced (‘000)	452	480	536
Total Cash Cost (US$ per ounce)(1)	213	164	137

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

Mining is expected to continue at the Sadiola Main, FE3 and FE4 pits at the current rates of production, until the end of mine life in 2010.

Capital Costs and Financing

The total capital cost associated with the development of the Sadiola gold mine was US$295 million, excluding capitalized interest during the construction period.

SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola gold mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola gold mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

From start-up through December 2003, SEMOS has made distributions to shareholders aggregating US$131 million of invested capital, of which US$50 million was received by IAMGold.

Mining Taxation/Foreign Exchange

Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A customs services tax of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

Cash Flow Projections and Valuation

See “Exhibit 3 – Valuation Tables – Sadiola Gold Mine” for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Sadiola gold mine, which have been prepared by SRK Consulting pursuant to JSE requirements.

6.	YATELA GOLD MINE

6.1	Property Description and Location

The mining permit area in Mali on which the Yatela gold mine is situated (the “Yatela Mining Permit”) is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are Sadiola Exploration Limited (“SADEX”) (which is indirectly owned 50% by IAMGold and, upon completion of the Transaction, by Gold Fields International, and 50% by AngloGold) as to 80% and the Government of Mali as to 20%.

YATELA is governed by a shareholders’ agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela gold mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see “Sadiola Gold Mine – Property Description and Location” above).

Operator

YATELA has appointed AngloGold Mali as the operator of the Yatela gold mine on the same terms as described under “Sadiola Gold Mine – Property Description and Location – Operator” above.

Environment

Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela gold mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela gold mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

6.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yatela gold mine adjoins the Sadiola gold mine to the north and its location and access are the same as for the Sadiola gold mine (see section 8.2 “Sadiola Gold Mine – Accessibility, Climate, Local Resources, Infrastructure and Physiography” above).

The Yatela gold mine is located approximately 25 kilometres north of the Sadiola gold mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela gold mine.

The water needed by the Yatela gold mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela gold mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

Electrical power is provided through six diesel powered generating sets located at the Yatela gold mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 cubic metre diesel tank on-site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

A small townsite has been established to the northwest of the Yatela gold mine and it provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela gold mine employees have full access to all the facilities at the Sadiola gold mine. There are approximately 700 employees at the Yatela gold mine, including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the Yatela gold mine with the outside world.

The terrain around the Yatela gold mine is generally flat, at an elevation of 125 metres above sea level.

6.3	History

SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited (“Eltin”) of Australia.

SADEX commissioned a feasibility study, which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies, which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million Mtpa heap leach operation was the most financially attractive of the alternatives studied.

The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period, at an average total cash cost of US$175 per ounce (inclusive of the Mali Government’s 6% revenue taxes and AngloGold’s management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGold approved proceeding with the Yatela gold mine after having negotiated the necessary Government of Mali approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property. The first gold was produced from the heap leach and open pit operation in May 2001.

6.4	Geological Setting

The Yatela gold mine is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic — Birimian outlier along the northeast margin of the Kenema-Man Shield. The Yatela gold mine is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates, with minor tuffs and acid volcanics.

6.5	Mineralization

The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

6.6	Exploration

Reconnaissance aircore and RC drilling is being carried out to the north and south of the Alamoutala pit and to the north of the Yatela pit.

All exploration activity is carried out by YATELA.

During 2003, a number of exploration targets at Yatela were examined. The principal technique was 90 millimetre and 125 millimetre RC drilling.

A total of 6,817 meters of 90 millimetre and 17,982 metres of 125 millimetre RC drilling were completed in the region.

Targets included Dinngollou, Kourketo East 17, Yatela North West, Yatela South, Yatela West, Donguera Hill, Niamboulama North and Farabakouta North 1.

Targets west of the main Yatela shear have proved disappointing, and no further exploration is planned. The more easterly targets are planned to be actively explored during 2004, as well as targets identified by an aeromagnetic survey completed in 2003.

6.7	Drilling, Sampling and Analysis, and Security of Samples

Within the Yatela deposit, a total of 241,184 metres of grade control drilling (16,361 boreholes) have been drilled. At Alamoutala, a total of 63,770 metres of grade control drilling (4,713 boreholes) have been drilled. YATELA resource drilling totals 45 diamond drill holes (3,088 metres), 419 rotary air blast holes (9,671 metres), and 373 RC holes (21,058 metres).

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela gold mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

The resource drilling database system is the same as for the Sadiola gold mine (see “Sadiola Gold Mine – Drilling, Sampling and Analysis, and Security of Samples”).

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

QA-QC protocols are in place with respect to sampling procedures.

6.8	Mineral Resources and Mineral Reserves The following table sets forth the estimated mineral reserves for the Yatela gold mine as of December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category (1)	(Mt)	(g/t)	(’000 oz)
Proved	2.3	1.1	82
Probable	8.1	3.9	1,023

Total mineral reserves (2)(3)	10.4	3.2	1,105

(1)	Using the JORC Code. Pit optimized and designed at a US$325 per ounce gold price.

(2)	Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral reserves.

(3)	Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

The following table sets forth the estimated measured and indicated mineral resources (which includes reserves) for the Yatela gold mine, as at December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Yatela “Main Pit” (1)
Measured (2)	2.7	0.9	83
Indicated	13.6	2.6	1,127
Main-pit measured and indicated mineral resources (3)	16.3	2.3	1,210
Alamoutala (4)
Measured (5)	1.0	1.6	48
Indicated	2.0	2.5	158
Alamoutala measured and indicated mineral resources (3)	2.9	2.2	206

Total measured and indicated mineral resources	19.2	2.3	1,416

(1)	A cut-off grade of 0.4 g/t above a limiting shell of US$400 per ounce.

(2)	Measured includes soft oxide, hard oxide, soft sulphide, mixed and hard sulphide stockpiles above a cut-off of 0.4 g/t.

(3)	Measured and indicated mineral resources include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral resources.

(4)	A cut-off grade of 0.7 g/t above a limiting shell of US$400 per ounce.

(5)	Measured includes soft oxide and hard sulphide stockpiles above a cut-off of 0.7 g/t.

In addition to the measured and indicated mineral resources, the Yatela gold mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2003, as calculated by the mine operator:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Main pit (1)	3.5	0.8	90
Alamoutala (2)	0.9	1.9	56

Total inferred mineral resources (3)	4.4	1.0	146

(1)	Quoted at 0.4 g/t above a limiting shell of US$400 per ounce.

(2)	Quoted at 0.7 g/t above a limiting shell of US$400 per ounce.

(3)	Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral resources.

6.9     Mining Operations

The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 metres in length with a maximum width and depth of approximately 600 metres and 220 metres, respectively. Production began in March 2001, with ore being loaded onto the heap leach pads. Commissioning started in May 2001, and commercial production was achieved on July 4, 2001.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Yatela, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola gold mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal, as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located in close proximity to the pit, and waste is transported to dumps located away from the influence of the pit. The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed onto heap leach pads on a blended basis in respect of both clay content and grade, to minimize costs by being able to optimize cement addition rates, and to maximize the recovery of gold. The second function of the stockpile is to provide ore to feed onto the heap leach pads at times when pit operations are temporarily affected by external factors, such as during the four month rainy season from June to September, when relatively little mining is conducted.

The Alamoutala deposit, located some 10 kilometres south-east of the Yatela deposit, is being exploited by open pit mining techniques. The pit is currently designed to be 850 metres in length with a maximum width and depth of approximately 200 metres and 80 metres, respectively. Production began in August 2003, with ore being trucked to the main Yatela heap leach processing circuit.

Processing

The process plant consists of primary and secondary mineral sizers feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 20 kilograms per tonne when the first lift of any pad is being stacked, and at a rate of approximately eight kilograms per tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking, but has exceeded this capacity for both 2002 and 2003.

The discharge from the agglomeration drum is transported by an overland conveyor to the “grasshopper” conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 millimetres high-density polyethylene (“HDPE”) liner is placed. The HDPE liner is covered by a 600 millimetre cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola gold mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon, prior to its return to the Yatela gold mine for ongoing use.

The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2003 was 82.4%. The leach cycle of the Yatela gold mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

The Yatela gold mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide, as required, to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

Production

The following table sets forth production information for the Yatela gold mine for the periods indicated:

	12 months ended December 31
	2003	2002
Tonnes processed (’000)	2,590	2,810
Grade (g/t)	2.8	3.6
Ounces produced (’000)	218	269
Total Cash Cost (US$ per ounce)(1)	244	177

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

Mining is expected to continue at the Yatela Main and Alamoutala pits until the end of mine life in 2007.

Capital Costs and Financing

On the original Yatela property (the property purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGold and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela gold mine, with IAMGold supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela gold mine. The AngloGold loan to AGEM Ltd. is recourse only to cash flow from the Yatela gold mine.

Feasibility and capital development costs for the Yatela gold mine were US$100 million. From 2001 through December 2003, YATELA has made repayments aggregating US$37 million of invested capital, of which US$13 million was received by IAMGold.

Mining Taxation/Foreign Exchange

YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS (see section 5.9 “Sadiola Gold Mine - Mining Operations – Mining Taxation/Foreign Exchange” above).

Cash Flow Projections and Valuation

See “Exhibit 4 – Valuation Tables – Yatela Gold Mine” for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Yatela gold mine, which have been prepared by SRK Consulting pursuant to JSE requirements.

7. TARKWA GOLD MINE

7.1    Property Description and Location

IAMGold holds an aggregate 18.9% interest in GF Ghana Limited. GF Ghana Limited has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa gold mine. Gold Fields is the operator of the Tarkwa gold mine and majority shareholder of GF Ghana Limited with a 71.1% interest. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in GF Ghana Limited. The Republic of Ghana holds a 10% free carried interest.

The Tarkwa gold mine is located in south western Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa gold mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GF Ghana Limited in August 2000. The Tarkwa gold mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa gold mine.

Operator

Gold Fields is the operator of the Tarkwa gold mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GF Ghana Limited gold revenues per annum. Following the completion of the Transaction, Gold Fields International will become the operator and have the right to receive the aforementioned management fee. As of June 30, 2004 the Tarkwa gold mine had 2,631 employees, including those employed by outside contractors.

Environment

GF Ghana Limited has received all required environmental operating permits for the Tarkwa gold mine from the Ghana Environmental Protection Agency (“EPA”), and an Environmental Certificate covering all operations at site has been issued by the EPA. GF Ghana Limited has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GF Ghana Limited has posted a reclamation bond based upon the reclamation security agreement in the amount of US$6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

An environmental management plan for the Tarkwa gold mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

All required environmental permits are in place for operations at the Tarkwa gold mine, including construction and operation of the new mill/CIL project. An ISO14001 certified EMS is in place, and two surveillance audits were successfully completed by external auditors. The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps, and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials. Interactions with stakeholders are frequent and occur through regularly scheduled meetings, visits to local communities by company staff, visits to the mine site by community members and other stakeholders, and maintenance of an open door policy for all stakeholders to address any concerns that they may have. Social responsibility projects have been implemented within the company’s greater Sustainable Development program, with a focus on developing sustainable livelihoods, improving education, health, and sanitation conditions, and provision of potable water. Employment policies strive to maximize recruitment from affected communities wherever practical.

A new tailings storage facility has recently been constructed, with commissioning planned for December 2004. The designers are external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

7.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Tarkwa gold mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid October to March. Temperatures range from 21°C to 32°C, and rainfall averages approximately 2000 millimetres per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

7.3    History

IAMGold

Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited (“Mutual”) acquired Crescent Mining Finance Limited (“Crescent Finance”), which held a 5% interest in GF Ghana Limited. Golden Knight Resources Inc. (“Golden Knight”), a Canadian public company at the time, acquired Mutual in October 1995.

Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. (“Cabo Frio”), Golden Knight acquired a further 12.5% interest in GF Ghana Limited.

Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation (“Repadre”) purchased from Cabo Frio on April 30, 1999, shares of GF Ghana Limited representing a 1.4% interest in GF Ghana Limited.

In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name “Repadre Capital Corporation”. Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold.

Gold Fields

GF Ghana Limited was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GF Ghana Limited under which GF Ghana Limited would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GF Ghana Limited by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

In August 1999, GF Ghana Limited suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GF Ghana Limited withdrew totally from the underground operations, allowing the mine to flood.

In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited (“GAG”) of the Teberebie lease and operations, GF Ghana Limited acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of US$11 million, and placed into production. This expansion, known as Tarkwa Phase III, increased the mining rate by 15.3Mtpa to 36Mtpa, and the heap leach production capacity from 7.2Mtpa to 12.6Mtpa.

7.4    Geological Setting

Gold mineralization at the Tarkwa gold mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

7.5    Exploration

Exploration is initially carried out by Gold Fields using diamond drilling to produce continuous core sampling through the sequence of mineralized reefs. Core is logged and halved with one half retained for quality control and validation purposes. The remaining core is sent to Transworld laboratories in Tarkwa, for assay. Check assaying is carried out at SGS laboratory, which is also based in Tarkwa. Core drilling is initially carried out on a wide spaced grid of 200 metres along strike, and 100 metres in the dip direction (400 metres x 200 metres in some cases). This grid is then infilled to a final spacing of 100 metres x 100 metres. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons.

Grade control is carried out by close spaced infill drilling of the exploration grid using RC drilling on a 25 metres x 25 metres grid spacing. In some areas of known structural complexity this spacing is reduced to either 25 metres x 12.5 metres or 12.5 metres x 25 metres. The Kottraverchy pit area is to be drilled using this closer spaced grade control.

7.6    Mineralization

Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold.

X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of iron oxides, mainly titanium-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

7.7    Drilling, Sampling and Analysis, and Security of Samples

A total of 1,770 exploration boreholes have been drilled on the Tarkwa concession, of which 1,358 were drilled by GF Ghana Limited, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 211 RC boreholes are included in the 1,358 GF Ghana Limited drillholes, the remainder being diamond cored drill holes. The total exploration drilling meterage is some 230,000 metres.

A total of 454,543 metres of grade control RC drilling (13,873 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

The primary database captures the following: (1) the collar positions of all RC and diamond core drilling holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Tarkwa’s quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

The Tarkwa gold mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps. A more detailed discussion can be found in the Tarkwa Report.

7.8    Mineral Resources and Mineral Reserves

The following table sets forth the estimated mineral reserves for the Tarkwa gold mine as of June 30, 2004, as calculated by the mine operator. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Proved(1)	203.9	1.3	8,678
Probable	147.7	1.3	6,052

Total mineral reserves(2)(3)(4)	351.5	1.3	14,730

(1)	Low-grade operational stockpiles included in proved mineral reserves.

(2)	Based on a gold price of US$350 per ounce. The reserve is based on heap leach, mill and owner mining cost.

(3)	10% tonnage factor and no grade factor applied.

(4)	Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral reserves.

The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Tarkwa gold mine, as of June 30, 2004, as calculated by the mine operator. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Measured	204.8	1.5	9,728
Indicated	187.3	1.4	8,207

Total measured and indicated mineral resources(1)	392.1	1.4	17,935

(1)	Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce and include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

In addition to the measured and indicated mineral resources, the Tarkwa gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004 as calculated by the mine operator. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Inferred mineral resources(1)	19.5	3.5	2,225

(1)	Inferred mineral resources are estimated at a gold price of US$400 per ounce. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

7.9    Mining Operations

The location of the mining areas is defined through the long-term planning process. The boundaries of the pits are pegged out and the mining area is cleared of bush and topsoil with a bulldozer. This material is later relocated for rehabilitation purposes. After clearing, RC grade control drilling is carried out, and the grade control geological models constructed. The short-term plans and forecasts are updated with this information, and mining then commences. From the highest point in the pit, material is free-dug or blasted to the first blasting bench. Thereafter, 6 metre benches are blasted, which are then mined in two 3-metre flitches. Material along the daylight side of the pit is often free dig.

Mining is highly selective, with backhoe excavators used to select off waste from the ore, and vice versa, to an estimated accuracy of approximately 30 centimetres. In-pit geologists supervise all digging activity, and ore material is either run-of-mine, delivered to one of two primary crushers, or low grade, which is stockpiled close to the north primary crusher, dependent on grade. Waste material is hauled to the nearest waste dump. Ore is hauled using a fleet of twenty-four 144-tonne dump trucks and seven diggers.

The life of mine wall angles, as applied to the current life of mine plan, generally range between 36 and 45 degrees in the upper weathered region and range between 55 and 65 degrees in the lower ‘fresh regions’ of the pits. If a ramp exists in a wall, the overall wall slope angle is further reduced; there is no attempt to steepen the areas above and below the ramp to achieve the above-mentioned wall angles. Internal batter angles are considered on an area-by-area basis depending on the nature of the material. Geotechnical staff has been assigned to collect geotechnical data for analysis and to advise on mine design. Wall monitoring has become routine, and a preliminary series of piezometric boreholes have been drilled in order to monitor water movements. Appropriate software has been purchased to analyse wall failure potential and on-site users have been trained to use it in order to advise the mine planners. The data is regularly reviewed on-site (at least twice yearly) by professional geotechnical engineers in order to ensure that designs meet accepted standards. The optimal pit for the selected gold price, as defined by the Whittle optimisation, adjusted for dilution, forms the basis of the life of mine pit design.

Final ramp positions are laid out to access all parts of the life of mine pits. All ramps are, as far as possible, laid out on the footwall so as to avoid additional waste mining. Waste haul routes are laid out according to the estimated position of the waste dumps, which is intended to be the shortest possible distance from the pit limit. Given that the pit limit is a function of gold price, waste dumps are planned for the footwall side of the pits where possible. In-pit dumping has been considered where deemed practical.

Blasting operations utilise relatively close patterns, typically 3.2 metres x 3.6 metres, with a drill hole diameter of 102 millimetres. The blast design has been set up to preserve, as far as possible, the integrity of the ore and waste contacts, and to allow for visual identification of the zones by the in-pit geologists.

Mining at the Tarkwa gold mine was, until June 2004, carried out by African Mining Services (“AMS”), a subsidiary of Henry Walker Eltin Group Proprietary Limited, an Australian contracting company. AMS provided employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. The mine has now converted to owner mining and has purchased a full mining fleet for operating in the open pits that make up Tarkwa.

The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, will be to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant. Continuous mill production is planned by the end of March 2005, with the operation of Tarkwa’s new fleet having started in July 2004, and a full demobilisation of the mining contractor having been completed at the end of September 2004. With the full benefits of owner mining expected to be seen in the December 2004 quarter, and the benefits of the mill in the March 2005 quarter, total cash costs should decline to around US$200 per ounce in the second half of the year. This significant move primarily reflects the effects of the conversion to owner mining, in particular the very low maintenance costs in the first year of operation of the fleet. However, costs per ounce are expected to gradually increase thereafter on the back of reduced head grades.

Processing

The Tarkwa gold mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, namely, the Tarkwa “north” plant and the Teberebie “south” plant acquired in August 2000. The Tarkwa north heap leach plant was commissioned in 1998 while the Teberebie south heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 14.4 million tonnes per annum.

A bankable feasibility study (“BFS”) that evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GF Ghana Limited was completed in December 2002 by Lycopodium Pty Ltd. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the current 14.4 million tonnes per annum heap leach operation, combined with a new 4.2 million tonnes per annum CIL conventional mill operation and a conversion to owner mining.

On May 8, 2003 IAMGold and Gold Fields announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 million tonnes per annum mill and a CIL plant at a cost of US$85 million, and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million to convert, from contractor to owner-operator mining. The capital investment is being undertaken between June 2003 and December 2004, with the conversion to owner mining now complete and the mill planned to be commissioned by late 2004. This expansion is forecasted to increase annual ore throughput to 20 million tonnes per annum.

Production

The following table sets forth production information for the Tarkwa gold mine for the periods indicated:

	Fiscal	Fiscal	Fiscal
	2004	2003	2002
Open Pit
Waste mined (’000t)	43,987	27,521	28,986
Ore mined (’000t)	17,164	16,067	14,630
Head grade (g/t)	1.43	1.46	1.58
Strip ratio	2.6	1.7	2.0
Tonnes treated (’000)	16,000	15,210	14,914
Yield (g/t)	1.1	1.1	1.1
Gold Produced ounces (’000)	550	540	544
Total cash costs (US$/oz)(1)	230	194	171

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

Based on the mineral reserves at June 30, 2004 and an average estimated production rate of 15.3 million tonnes per annum following the mill expansion in 2004, the Tarkwa gold mine has an estimated life of 24 years.

Capital Cost

The capital spending at Tarkwa for fiscal 2004 was US$137 million, up sharply from the US$23 million spent in fiscal 2003. The capital spend for fiscal 2004 included expenditure of US$6 million on the expansion of the north leach plant and leach pads and, more significantly, US$131 million on the Tarkwa expansion project. During the year, excellent progress was made on both aspects of the expansion.

Owner mining conversion

All load and haul equipment had been transported to site during the first half of calendar 2004, and mining activities with this new mining fleet commenced in July 2004. The official changeover from the mining contractor was transitioned over the following three months and included the human resource and service provider mobilisation. The new fleet is, on average, exceeding expected productivities and volumes mined. By June 30, 2004, expenditure on this project had reached 74% of the budgeted US$74 million.

Expansion of processing facilities and construction of new 4.2 million tonnes per annum mill

By the fiscal 2004 year end, the mill project was 91% complete and US$78 million of the US$85 million approved for the project had been spent. At this time civil, earthwork and major structural work had been largely completed, while the SAG mill had been installed along with the bulk of the electricity supply infrastructure. During the June 2004 quarter, the new primary crusher was put into operation to feed the north heap leach plant, while that plant’s crusher was shut down for a major upgrade. With the conversion to owner mining now completed and plant commissioning due in the December 2004 quarter, the total expansion will be effective by the end of December 2004. The total expansion is expected to be completed within 5% of the planned US$160 million budget, with a US$6 million foreign exchange exposure contributing the bulk of the overrun. This foreign exchange exposure is due to equipment and services sourced in South African rands and Australian dollars.

During fiscal 2004, US$1 million was spent on exploration, which included infill and extensional drilling of the known open pittable conglomerate ore bodies and exploration of a shallow underground target at the Kottraverchy deposit. Testing of the shallow underground potential is at an early stage and will be advanced to prefeasibility stage during fiscal 2005.

Total capital expenditure for fiscal 2005 is projected at US$72 million, with US$34 million of this amount required to complete the mill and owner mining projects. The balance of US$38 million will go to heap leach pad construction (US$18 million), additional mining equipment (US$6 million), and minor sustaining capital.

Mining Taxation/Foreign Exchange

Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5%, and there is also a national reconstruction and development levy of 2.5% of operating profit, introduced on January 1, 2001. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GF Ghana Limited, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GF Ghana Limited which is due and payable to any shareholder not normally resident in Ghana.

Ghana’s exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GF Ghana Limited and the Government of Ghana, GF Ghana Limited is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Cash Flow Projections and Valuation

See “Exhibit 5 – Valuation Tables – Tarkwa Gold Mine” for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Tarkwa gold mine. More details of such cash flows and valuation are set out in the Tarkwa Report.

8. DAMANG GOLD MINE

8.1    Property Description and Location

IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang gold mine. Gold Fields is the operator of the Damang gold mine and the majority shareholder of Abosso, with a 71.1% interest. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in Abosso. The Republic of Ghana holds a 10% free carried interest.

Damang gold mine is approximately 280 kilometres by road west of the capital, Accra, and 140 kilometres by road from the port of Takoradi on the Atlantic coast. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang gold mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang gold mine.

Operator

Gold Fields is the operator of the Damang gold mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. Following the completion of the Transaction, Gold Fields International will have the right to receive the aforementioned management fee. As of June 30, 2004, the Damang gold mine had approximately 950 employees, including those employed by outside contractors.

Environment

Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang gold mine. Abosso has signed a Reclamation Security Agreement with the EPA, which is secured by the provision of an Irrevocable Letter of Credit in the amount of US$2 million and a cash deposit of US$200,000. The EMS for the Damang gold mine has been certified under the ISO 14001 standard, effective July 2003, and Gold Fields remains in conformance with the certification.

8.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Damang gold mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang gold mine has access to the national electricity grid. For description of the climate and topography in the general area see “Tarkwa Gold Mine – Accessibility, Climate, Local Resources, Infrastructure and Physiography” above.

8.3    History

In 1989, Ranger Minerals Limited (“Ranger”), a public company listed on the Australian Stock Exchange, began evaluation of the feasibility of re-treating the tailings at the old Abosso underground mine, located at the southern end of the lease area (the “Old Abosso Mine”). As that evaluation proceeded, the focus shifted from the tailings to the north-eastward extension of the auriferous Banket conglomerates, toward Damang village. An extensive area of artisanal mining was found at Damang and exploration adits by previous explorers had exposed flat-lying quartz veins with wall-rock alteration selvages after disseminated sulphides. Artisanal miners were exploiting colluvium shedding from two low ridges, and gold appeared to be associated both with Banket conglomerate and with the vein system. Through 1990-92, a program of pitting and trenching demonstrated near-surface mineralization over about three kilometres strike length. Drilling commenced in mid-1993 and progressively more intensive efforts saw a resource totalling about 3Moz established by early 1996. A feasibility study demonstrated that surface mining of the deposit to about 200 metres depth would be viable. Open pit mining operations commenced in August 1997, and gold production in November 1997, with a nameplate CIL plant throughput capacity of 3Mtpa.

Repadre acquired an 18.9% interest, and Gold Fields a 71.1% interest, in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, GF Ghana Limited, Ranger Minerals and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso, and for the assignment of AU$75.7 million of indebtedness of Abosso to Ranger, consisted of AU$63.3 million in cash contributed by Gold Fields, and 4 million common shares of Repadre, giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans.

Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court- approved plan of arrangement and, effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold

8.4    Geological Setting

The orebodies of the Damang gold mine comprise stockwork sulphide deposits and Banket conglomerates. The Kwesie-Lima and Tomento deposits are characterized by mineralization hosted within Tarkwaian palaeoplacer deposits, present as individual tabular quartz pebble conglomerate units interlaminated within quartzites and argillaceous sandstone units. The main Damang pit, Amoando and Rex deposits are epigenetic hydrothermal quartz lodes also present within the Tarkwaian sedimentary host rocks.

The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline. The main Damang pit is located close to the closure of the anticline, whereas the Kwesie-Lima deposit is located within the eastern limb and the Amoando, Rex and Tomento deposits are all located within the western limb of the antiformal structure. Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the Anticline is displaced downward and to the south by a major fault.

8.5    Exploration

Following the acquisition of the Damang gold mine in January 2002, an exploration program was started by Gold Fields to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project (“DEP”), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects, which are expected to add a further year of life to this mine. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit, the drilling of which was initiated by year end. This cutback has the potential to add more than a year to the life of Damang. Gold Fields is still exploring alternatives to develop underground mines both below the Damang pit, and also adjacent to the Old Abosso Mine.

8.6    Mineralization

Silicification and quartz veining are the most obvious and widespread effects accompanying hydrothermal gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins, and it is in such seams that visible gold is usually observed.

Mineralized alteration selvages commonly extend for between 30 centimetres and 1.5 metres on either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to one centimetre disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries, and the proportion of sulphides visible in samples is a good guide to gold grade.

The palaeoplacer mineralization present at the Damang gold mine is similar, but not identical in character to the Tarkwaian mineralization present and exploited at the Tarkwa gold mine. The conglomerates developed at Damang contain sub rounded to angular clasts and display poorer sorting compared to the conglomerates at Tarkwa. The Tarkwaian conglomerates contain volumetrically insignificant sulphides, and the opaque mineralogy of these rocks is dominated by hematite and magnetite. Sulphides are typically restricted to selvages of exogenic quartz veins or dykes within the sequence. Gold is typically concentrated within the lower parts of the conglomerate units.

8.7    Drilling, Sampling and Analysis, and Security of Samples

All grade control drill holes have also been captured in the geological database. The primary database captures the following: (1) the collar positions of all RC and diamond drillholes, (2) down- the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

The Damang gold mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

Damang’s quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct). Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

8.8    Mineral Resources and Mineral Reserves

The following table sets forth the estimated mineral reserves for the Damang gold mine as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Proved(1)	11.7	1.3	483
Probable	8.4	1.4	372

Total mineral reserves(2)	20.1	1.3	855

(1)	Low-grade operational stockpiles included in proved mineral reserves.

(2)	Based on a gold price of US$350 per ounce. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral reserves.

The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Damang gold mine, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Measured	15.5	1.4	709
Indicated	15.8	1.6	817

Total measured and indicated mineral resources(1)	31.3	1.5	1,526

(1)	Measured and indicated resources are estimated at a gold price of US$400 per ounce and include proved and probable reserves. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

In addition to the measured and indicated mineral resources, the Damang gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards:

	Tonnes	Grade	Gold
Category	(Mt)	(g/t)	(’000 oz)
Total inferred mineral resources(1)	3.8	2.5	303

(1)	Estimated at a gold price of US$400 per ounce. IAMGold has an 18.9% interest in these mineral resources. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

8.9    Mining Operations

Mining at the Damang gold mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

Fresh rock and transitional zones are drilled and blasted in six metre lifts with excavation in three metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of around 90 tonnes.

Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run-of-mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of three million tonnes per annum of fresh ore and 1.65 million tonnes per annum of oxide ore.

Processing

The milling circuit was commissioned in November 1997 at the design throughput of three million tonnes per annum. A number of modifications and optimizations allowed an increase in the annual throughput to close to five million tonnes per annum. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day) with an average availability of 92%.

The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore, and state of the SAG liners.

The crushing plant reduces the run-of-mine ore from 80% passing 800 millimetres, to about 80% passing 200 millimetres, with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes, and total capacity of 100,000 tonnes. The ore then progresses to the milling section, which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant, while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper, where it is filtered and the sludge smelted after it has been dried in an oven.

Tailings Disposal

Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the east tailings dam located approximately two kilometres east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres. At current rates of production, the east tailings dam will be filled in the second half of 2005, and additional capacity will be required for the projected mine life. A specialist consultant is currently investigating options for raising the east tailings dam or developing a new facility, with a decision on which option to take planned for January 2005.

The old south tailings dam is located 2.5 kilometres to the southeast of the process plant, was decommissioned in 2002, and is in the process of being vegetated and reclaimed.

Both tailings dams are located in areas with a number of natural ridges and hills, which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of one metre be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a one in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

The tailings dam walls are earth, and the crests are approximately 26 meters. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

Production

The following table sets forth production information for the Damang gold mine for the periods indicated:

	Fiscal	Fiscal	Fiscal
	2004	2003	2002(2)
Open Pit
Waste mined (’000t)	9,855	13,928	5,437
Ore mined (’000t)	5,439	4,457	2,402
Head grade (g/t)	2.02	2.11	2.34
Strip ratio (waste: ore)	1.8	3.1	2.3
Total
Tons milled (’000)	5,236	4,877	1,951
Yield (g/t)	1.8	1.9	2.3
Gold Produced ounces (’000)	308	299	141
Total Cash Cost (US$/oz)(1)	222	243	200

(1)	Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)	For the 5 month period ended June 30, 2002.

Based on the mineral reserves at June 30, 2004 and the current production rate of 5.2 million tonnes per annum, the Damang gold mine is expected to continue in operation until 2008. The challenge for Damang in fiscal 2005 is to alleviate the expected shortage of high-grade ores, the decline of which has been expected, and which is anticipated to lead to a 20% decline in gold production in fiscal 2005. Presently, the Amoanda and Tomento deposits are expected to be brought to production in the second half of fiscal 2005, to offset the gold production decline referred to above. Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant.

Capital Cost

The capital spent at Damang for fiscal 2004 was relatively low at US$3.2 million, and was directed towards sustaining capital and brown fields exploration to find new sources of mill feed. Capital expenditure for fiscal 2005 is currently planned at US$6 million, with US$4 million being planned to bring the Tomento deposit to production, and the balance going to the cost of mill maintenance and continued brown fields exploration.

Mining Taxation/Foreign Exchange

The mining taxation applicable to the Damang gold mine is the same as that applicable to the Tarkwa gold mine (see section 7.9 “Tarkwa Gold Mine - Mining Operations – Mining Taxation/Foreign Exchange” above).

Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years, and has increased from the initial rate of 20% set in 1996.

Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Cash Flow Projections and Valuation

See “Exhibit 6 – Valuation Tables – Damang Gold Mine” for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Damang gold mine. More details of such cash flows and valuation are set out in the Abosso Report.

9. CERRO CORONA PROJECT

9.1    Property Description and Location

In December 2003, Gold Fields through its subsidiary, Gold Fields Corona (BVI) Limited, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A. (“SMC”). The agreement called for a reorganisation whereby the assets of the Cerro Corona Project are transferred to a new Peruvian company to be named Sociedad Minera La Cima S.A. Gold Fields’ obligation to acquire the Cerro Corona Project is subject to the acquisition of all surface rights and the securing of all permits necessary to construct and operate a mine at the site. Gold Fields has the discretion to waive these two conditions. The Cerro Corona Project is a porphyry copper-gold deposit located within Hualgayoc Mining District approximately 40 kilometres northwest of the Yanacocha Gold Mine in the Department of Cajamarca, northern Peru. The Hualgayoc Mining District has an extensive mining history dating from the 1700’s. Numerous mine workings can be found in the area surrounding the Cerro Corona Project, principally related to the extraction and processing of lead, zinc and silver. Most of these workings are abandoned, leaving a legacy of environmental contamination. The Cerro Corona Project is controlled by a group of 33 mining claims, which total about 2,100 hectares. The Cerro Corona Project has been the subject of extensive exploration and several feasibility studies over the last 10 years. Drilling to date amounts to 51,063 metres in a total of 283 core and RC drill holes.

The mineralized zone at Cerro Corona forms a prominent hill which is located on the eastern side of the project area, approximately 3.6 kilometres west of the town of Hualgayoc. The summit of the hill has an elevation of approximately 3,960 metres and the mineralization is exposed in outcrops and drill roads over an area of roughly 800 metres by 1,000 metres, elongated in a north-south direction. In 1992, SMC excavated two exploration adits located on the lower northwest flank of the hill. Abandoned open-cuts and tunnels of the Arpon Mine exploited silver-lead-zinc veins and mantos which are located approximately 1,000 metres to the northeast of the summit of the Cerro Corona Project. The decline portal to SMC’s La Carolina underground silver-lead-zinc mine (now closed) is located in this area.

The flotation mill, camp facilities and tailings disposal area for SMC’s La Carolina Mine are located approximately two kilometres to the west of the mineralized zone at the Cerro Corona Project. SMC is responsible for removal of all their equipment and buildings, which work is already in progress.

Current work by Gold Fields is focused on community relations and completion of an updated Environmental Impact Study (“EIS”). Technical work is also in progress to support a new feasibility study to be completed by April 2005. Assuming that all required permits are approved by mid- 2005, the construction period is expected to take about 18 months and production start-up is scheduled for mid 2007.

Environment

The Peruvian Ministry of Energy and Mines (“MEM”) is responsible for approving the EIS and issuing the authorisation to construct and the authorisation to operate. The Ministry has two relevant directorates: Direccion General de Asuntos Ambientales (“DGAA”) (Directorate General of Environmental Affairs) and Direccion General de Mineria (“DGM”) (Directorate General of Mines). The DGAA oversees the process of public hearings and meetings, reviews the EIS, verifies the baseline (flora, fauna, water, social, archaeological, economic), and reviews the project impacts and the proposed mitigation procedures during both construction and operation. Following the DGAA evaluation, the DGM reviews the project feasibility study and deals with the Ministry of Agriculture for the water permit and the Ministry of Health for the effluent permit. Once these have all been obtained, the MEM issues the authorisation to construct. When construction is complete, it is reviewed again by MEM, and the authorisation to operate is issued. Other permits may be required, but those mentioned above constitute the most significant ones that Gold Fields has identified to date.

Base line data has been accumulated for the Cerro Corona Project over the last 10 years, during which three EISs have been prepared, one for each of the feasibility studies (feasibility studies were completed by Barrick, Minera RGC Peru S.A. (a subsidiary of Renison Goldfields Consolidated Ltd.) (“RGC”), and SMC), the latest prepared by Vector Perú SAC (“Vector”) under contract to GRD Minproc Limited (“Minproc”). According to the 2001 Minproc Definitive Feasibility Study (the “Minproc DFS”), the Cerro Corona Project has been designed considering all relevant legal requirements applicable to the development of mining projects, including mines, roads, ports and power lines. It has also considered the legislation and regulations concerning archaeological sites and endangered species, as well as community relations and public disclosure programs.

The area has an extensive mining history dating back more than 300 years. Numerous mine workings can be found in the area surrounding the Cerro Corona Project, principally related to the extraction and processing of lead, zinc and silver. Most of these workings are abandoned, leaving a legacy of environmental contamination. Of particular importance to the local communities is the severe contamination and degradation of the surface waters of the Tingo and Hualgayoc rivers, primarily by acid drainage, both naturally occurring as well as related to mining activities. Although Gold Fields International will not be assuming any liabilities for the old La Carolina workings, the Cerro Corona Project will improve environmental conditions, in that new, engineered tailings dams will bury old waste dumps and tailings dams that are responsible for some of the acid drainage. SMC will still be responsible for removal of all of its equipment and buildings, which work has already commenced. The Cerro Corona Project is designed for zero discharge. By mining fewer than 90Mt, all waste, water and tailings can be contained within a single watershed (Las Aguilas-La Gorda) that drains into the Tingo. The country rocks to the deposit and the lining of the tailings dam are made up of limestone, which, in addition to having low permeability, is a natural neutralizer to any acidity resulting from the breakdown of residual sulphides. In addition, the stripping of the low-grade oxide mineralization and treatment of only sulphide ore, eliminates the need for the use of cyanide, thus further simplifying the permitting process.

The main risk factors are related to social and community relations: (1) a community agreement is needed to secure surface rights for the Cerro Corona Project in order to submit the Environmental Impact Assessment; (2) the legacy of contamination by mining, the stop-start nature of the project development to date and the increasing complexity of permitting for new mines in Peru may mean that the Cerro Corona Project will not be able to have the necessary Construction Permit approved in time to start work on May 1, 2005.

9.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cerro Corona Project lies approximately 90 kilometres by road north of the departmental capital of Cajamarca (population approximately 100,000) and near the village of Hualgayoc. Access from Cajamarca is by means of an all-weather road to the Yanacocha Mine (45 kilometres), followed by approximately 45 kilometres of a relatively poor quality gravel road that continues on to the village of Hualgayoc and the town of Bambamarca.

The Cerro Corona Project is found in the highest part of the Western Cordillera of the Andes in Northern Peru, close to the headwaters of the Atlantic continental basin. It is an area marked by strong contrasts between the regions of maximum altitude with a south/southeast – north/northwest direction, approximately 5-10 kilometres to the west of the Cerro Corona Project, and the valleys that begin to dominate the landscape in the region of Bambamarca to the northeast of the Cerro Corona Project. The local topography shows pronounced features with deep canyons and steep, bare slopes with projecting rock edges.

The environmental conditions of the Cerro Corona Project are strongly influenced by the altitude. The climate of the area is cold (median annual temperature of 8_C), with frequent frosts and a wide daily thermal amplitude. Rainfall varies from 1000 to 1400 millimetres per year. There are two distinct seasons, with dry winters (April through September) and wet summers (October through March). The predominant wind direction is from the east/northeast with a maximum average velocity of 9.3 m/s and an average annual velocity of 3 m/s. The operating season would be year-round, however, the construction season is more efficient during the dry season. It is anticipated that mining and processing operations will be able to be conducted throughout the year.

The local population is rural, concentrated in small villages or hamlets. The population density of the Hualgayoc Mining District is the highest of the entire Cajamarca Department. There are approximately 2,000 inhabitants in the town of Hualgayoc. Minimal local services include daily bus transport, a small hospital, small stores, a market and a few restaurants.

The approximately 523 hectares of surface land rights over the Cerro Corona Project site are owned collectively by the El Tingo Rural Community (Comunidad Campesino El Tingo), an entity created by Agrarian Reform in 1956. The land needed for the Cerro Corona Project is sub-divided into a number of small, well-defined, parcels that are occupied and/or worked by individual families or members of the El Tingo Rural Community who have the rights of possession and are known as “posesionarías”, or “parcelaros”. The total population in this area numbers approximately 100 people and many are, or have been, linked with the SMC mining operations in the past.

In order to acquire this land, Gold Fields must first acquire the rights of possession for each parcel or group of parcels, and then get approval of the community to convert it into title. Rights of possession may be negotiated and acquired directly, but the approval from the community for the transfer of title must be at a public assembly where over two-thirds of the members of the community must vote in favor of the transfer. In order to get approval from the community, Gold Fields is required to pay the community for the land and assume other commitments, such as providing jobs and social investments. Once the community votes favorably, the title can be transferred with only the signature of the President and Treasurer. This same community will have a say in the approval of the environmental permit for mining.

At the time of the definitive agreement to purchase with Gold Fields, SMC already owned 141.7 hectares, comprising the surface rights over much of the Cerro Corona deposit, the Mina Carolina plant and campsite, and about half of the valley that would be used for tailing storage. This land was mostly acquired during Barrick’s option but has been added piecemeal by SMC over the intervening years, at an average cost of approximately US$300 per hectare.

The remaining parcels needed for the Cerro Corona Project, which total 382.06 hectares, are under various stages of ongoing negotiation by SMC and Gold Fields. The estimated total costs to secure all of these outstanding surface rights are US$1.5 million.

The sulfide ore from the Cerro Corona Project will be mined by open pit and concentrated by a standard flotation process. No heap leach pads will be constructed to process the oxide mineralization. Overall, the Cerro Corona Project is designed for zero discharge, and has essentially been limited in size as much for environmental reasons as economic reasons in that by mining fewer than 80 million tonnes of ore, all waste dumps, water, tailings and the plant site will be contained within a single watershed which is centered just north of the La Carolina mill and camp site and about two kilometres west of the ultimate open pit at Cerro Corona. The tailings disposal site for the Cerro Corona Project will eventually bury the old La Carolina tailings.

The Cerro Corona mine operation will require the construction of a 37 kilometre power line from the Cajamarca Norte substation located adjacent to the Yanacocha Mine. Process water will be provided by dewatering wells in the open pit area, as well as surface run-off to be captured in the tailings dam. A new camp to house construction and mining personnel will be built within the Cerro Corona Project area.

9.3    Accessibility, Climate, Local Resources, Infrastructure and Physiography

History

The Hualgayoc Mining District has been a significant producer of silver, lead, zinc, gold and copper. Silver production commenced in the late 1700s with the discovery of the area by the Spanish. Mining concentrated on placer deposits and oxidised surface veins. The earliest published reports of mining in the area are from 1827 by Von Humboldt, who visited the Hualgayoc Mining District in 1802. Underground and minor open pit production of lead-zinc-silver mantos and veins continued intermittently from several operations into the 20th century.

The silicification and associated sulfides at the Cerro Corona Project were identified when the first systematic exploration was conducted by Bureau de Recherches Geologiques Minieres (“BRGM”) in 1979 while evaluating the potential for copper porphyry deposits in the area.

SMC own and operated the former Mina Carolina mine situated adjacent to the Cerro Corona Project. Mina Carolina was an underground silver-lead-zinc-copper manto and vein mine in limestones and intrusives. The operation consisted of an underground mine, a processing plant and tailings dam situated approximately 2 kilometres west of the Cerro Corona Project. Production ceased in mid-2003 due to low metals prices and diminishing reserve grades.

A sampling and mapping program was conducted on the Cerro Corona outcrop in 1992 by SMC. This program identified significant gold anomalies in the oxide cap. SMC subsequently completed nine diamond drill holes (2,226 metres) and the development and sampling of exploration adits. Mineral Resources Development, Inc. was contracted in September 1993 to provide technical guidance and recommendations for exploration on the property.

Between January 1994 and 1996, the property was optioned by SMC to Barrick. A program of diamond and RC drilling and geological mapping was undertaken.

The first phase drilling program of 140 RC holes at 70 metres spacing (9,455 metres total) and 38 diamond core holes at 200 metres spacing (13,283 metres total) was completed in June 1994. A preliminary interpretation was then conducted, using north-south drill hole sections and surface geology maps. A second phase of in-fill drilling, including 77 diamond core holes (20 764 metres total) on 70 metre centres, was subsequently completed in May 1995. Drilling totalled 43 502 metres. Additional work included environmental studies, infrastructure analysis, mine planning and metallurgical testwork.

Kilborn Inc. (“Kilborn”) completed a draft feasibility study on behalf of Barrick in November 1995. This study was based on a mining rate of 15,000 t/d. The mine reserve was estimated at 6.85 Mt of oxide ore at 1.34 g/t gold and 84 Mt of sulfide ore at 1.02 g/t gold and 0.58% copper. Capital costs were estimated at US$235 million for a combined oxide and sulfide operation. The Capital costs included $78 million in pre-stripping. In 1996, Barrick decided not to proceed with the Cerro Corona Project and returned it to SMC.

In 1997, RGC entered into a purchase agreement with SMC and carried out a thorough due diligence investigation (the “RGC Due Diligence Study”), including 2,578 metres of drilling in five diamond drill holes, and a preliminary feasibility study in May 1998. The RGC Due Diligence Study drilling program was conducted primarily to provide samples for metallurgical testwork. The holes were placed in each of the Barrick defined hypogene ore zones. The secondary objectives were to increase the sample density in the lower levels of the proposed larger pit and to validate the copper equivalent grades obtained in the RGC drill holes against the block model.

The mineral resource estimate completed by ECS International (“ECSI”) as part of the RGC Due Diligence Study was the outcome of a thorough and detailed analysis of the data, and the development of new geological and statistical models. This estimate conformed to the requirements of the Listing Rules of the Australian Stock Exchange, and the JORC Code. The RGC mineral resource estimate was in good general agreement with the global geological resources estimated by Barrick. The RGC estimate was, however, much more closely constrained, externally, and by interpreted internal structures, and had the benefit of additional drilling information, particularly in the lower sections of the deposit. RGC returned the property to SMC in 1998 due to a change in their core business strategy and the existing climate of falling gold prices.

SMC contracted Minproc to assess project viability using a “fit for purpose” approach and a smaller, but higher, grade mine reserve. ECSI were commissioned as part of the Minproc studies to refine the model and resource estimates previously completed for RGC. The resultant global resource estimate of 426 Mt at 0.48 g/t gold and 0.28% copper compares well with the RGC global resource estimate of 426 Mt at 0.47 g/t gold and 0.30% copper. Both estimates are based on a 0% copper and 0 g/t gold cut-off above the 3325 RL and include the oxide zone.

A preliminary feasibility study (the “Minproc PFS”) was completed by Minproc for SMC in April 2000. The Minproc PFS results were used as a basis for an initial feasibility study completed by Minproc for SMC in April 2001. SMC and Minproc further optimised the Cerro Corona Project in the Minproc DFS, completed in December 2001. The sulfide ore mine reserve used for the Minproc DFS is approximately 65 million tonnes and storage capacity for both tailings and waste is available. Project life is 12 years. It was estimated that this option would provide maximum project returns.

As part of the Minproc DFS, Minproc drilled 825 metres in nine core holes to acquire additional metallurgical samples. The focus of this drilling was on the upper ore regions of mixed and supergene ore. These ore types provide approximately 50% of the ore tonnage in the first three years and up to 75% of the copper and gold. The metallurgical testwork conducted by Barrick and RGC focussed on the hypogene ore metallurgy and verification of the metallurgy in the upper regions was considered to be critical to successful start-up of the proposed plant.

In December 2003, Gold Fields through its subsidiary, Gold Fields Corona (BVI) Limited, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project, as discussed above (see section 9.1 “Cerro Corona Project – Property Description and Location”, above).

9.4    Geological Setting

The regional geology of Peru is dominated by the Andean Mountain Chain which extends 2,000 kilometres along a northwest to north-northwest trend and reaches elevations up to 6,000 metres. Formed by the collision and subduction of the Nazca Plate under the South American continent, the mountain chain consists of five physiographic provinces, namely:

–	the Coastal Plains;

–	Western Cordillera;

–	Intercordilleran Zone;

–	Eastern Cordillera; and

–	the Amazonian Plains.

The Cerro Corona Project is located in the Western Cordillera, within the volcanic-hosted polymetallic sub-province of the Altiplano Metallogenic Province of Peru.

The structural fabric of the area is reflected in generally northwest trending thrust faults and fold axes. However, the Cerro Corona Project is located at a latitude affected by the Cajamarca flexure, which has produced east-west to northeast-southwest trending mega-lineaments that transect the dominant northwest fabric and may have localised mineralization on a regional scale. In fact, the epithermal deposits of Yanacocha lie along northeast trending linears within this flexure.

Unexposed basement rocks in the Cerro Corona Project area are inferred to be Precambrian metamorphic rocks, which are overlain by Ordovician shales and sandstones. These are, in turn, overlain by Permian conglomerates, sandstones and volcanic flows and tuffs, then by Triassic to Jurassic limestones. Up to 5,000 metres of Cretaceous fossiliferous limestones, laminated shales and sandstones were then deposited, these constituting the host to all the stratiform manto deposits of the Hualgayoc Mining District. These rocks were deformed into open, upright folds during the Palaeocene Incaic Orogeny and then deeply eroded in the later Tertiary. In Miocene time, 1,000-3,000 metres of sub-aerial andesitic to rhyo-dacitic volcanics were deposited on the erosional surface, associated with coeval intrusions of similar composition. More recently, the area has been variably eroded by glaciation.

Regional structure is characterised by large open folds in the sediments, the axial planes striking roughly 315° with steep southwest dips. There are no large scale thrust faults in the Hualgayoc Mining District; faulting is restricted mainly to normal and oblique slip fractures with offsets of a few metres. Three fracture sets have been recognised: 315° with vertical to steep northeast dips; 080° with 65° northwest dips; and 045° with 65° northwest dips. These structures all host vein mineralization and cut both sediments and intrusions, indicating that they have been active since emplacement of the intrusions.

The Hualgayoc Mining District is underlain by sandstones, limestone, limey siltstones and minor shale interbeds of the Goyllarisquizga Group, Inca, Chulec and Pariatambo Formation, which are unconformably overlain by andesitic to rhyo-dacitic volcanic flows and tuffs, and intruded by coeval plugs and stocks of similar composition. These rocks comprise the Cerro San Miguel, Cerro Jesus, Cerro San Jose, Cerro Hualgayoc, Cerro Tantahuatay and Cerro Corona intrusions.

Several intrusive events or centres are indicated by K-Ar dating (MacFarlane, 1990). The dioritic Cerro San Miguel, Jesus and Jose intrusions are dated at 10.5-14.3 Ma, whereas the rhyo-dacitic Cerro Hualgayoc intrusive is slightly younger at 7.9 Ma. Alunite alteration of the aqndesitic Cerro Tantahuatay intrusion is dated at 12.4 Ma. The Cerro Corona Project is probably coeval with the San Miguel intrusive group, although it is quartz-dioritic in composition. District mineralization is closely associated with these intrusions, and consists of several distinct styles; polymetallic manto and vein; gold-copper porphyry; and volcanic associated epithermal gold.

Manto and vein lead-zinc-silver-copper mineralization occurs as stratabound metasomatic replacements in limestones and fracture-fill in sediments and intrusives, respectively, and is genetically associated with the Tertiary intrusions. These deposits include: the defunct Cerro Jesus, Cerro San Jose and Maria Eugenia and Apron underground mine of Mina Carolina, the El Zorro open pit mine of San Nicolas, and the Sinchao area.

Porphyry gold-copper mineralization potential has only recently been recognised in the Hualgayoc Mining District, at Cerro Corona. The Hualgayoc Mining District is now being systematically explored for porphyry-related gold deposits.

Epithermal disseminated gold mineralization is exemplified by Newmont’s Yanacocha deposit, 45 kilometres south of the Hualgayoc Mining District, in the same northwest trending Cajamarca belt. Potential for this deposit type also exists near Cerro Tantahuatay, in the western portion of the Hualgayoc Mining District.

A late Tertiary-aged diorite porphyry emplaced in Cretaceous limestones hosts the Cerro Corona gold-copper deposit. The intrusion is exposed over an area of about 800 metres by 1,000 metres, elongated in a north-south direction. Emplacement of the intrusive appears to have been localized by intersecting northwest and northeast trending regional faults. Numerous sub-vertical faults and fracture zones of similar orientation, with moderate fault offsets, cut the intrusive.

The Cerro Corona intrusive is relatively homogenous, lacking abrupt textural variations and intrusive breccias. The limestone host rocks are relatively undisturbed, suggesting that the intrusive was passively emplaced, although the contacts are locally sheared or faulted. Skarn development is minimal, and generally limited to a 30 metres halo surrounding the intrusive contact. The skarn is not significantly mineralized.

The intrusive is strongly weathered on surface and deeply overprinted by late argillic alteration, making primary alteration effects difficult to recognise. Outcrops are typically strongly silicified and cut by abundant quartz veins, which form dense stockworks, particularly in the centre of the intrusive. Generally speaking, the quartz-diorite stock displays the classic porphyry alteration zonation of a potassic altered core associated with weak distal propylitic alteration, overprinted by weak fracture controlled phyllic (quartz-sericite-pyrite) and strong sericite-clay alteration.

9.5    Exploration

As discussed above, in December 2003, Gold Fields signed a definitive agreement for the right to acquire SMC’s share of the Cerro Corona property. The Gold Fields technical due diligence program consisted of:

•	re-logging 9,978 metres of core (29 drill holes) and 7,025 metres of RC drill cuttings (105 drill holes) by Gold Fields geologists to confirm the metallurgical zone boundaries in the Minproc DFS model;

•	the completion of four confirmatory diamond drill holes (500 metres) in the upper portions of the deposit to obtain sample material for metallurgical testing at Dawson Metallurgical Laboratories and as “twin drill holes” for assay comparison to adjacent drill holes completed by Minproc and Barrick;

•	check assays on 104 selected Barrick and RGC drill hole sample pulps;

•	a study of the sulfur distribution in the deposit using available sulfur assays to provide information to define areas with potentially problematic gold metallurgy;

•	metallurgical testwork by Dawson Metallurgical Laboratories on selected composite intervals of the Gold Fields drill core sample material.

Although no major problems were identified in the work outlined above, Gold Fields did not validate the sample grades in the database against original assay reports, nor verify other data such as specific gravity, drill hole surveys or geotechnical information. This decision was based on a review of results of the RGC Due Diligence Study.

Current work by Gold Fields is intended to verify that the Minproc DFS block model, and, by inference, the WLR Consulting Inc. (“WLRC”) mine plan and reserves, are adequate (i.e. no material risks or cumulative risks that become material when added together) for October/November 2004 decision making for tendering contracts for engineering, procurement, construction, mining, as well as the powerline and road construction.

Gold Fields will complete an updated resource estimate by mid-February 2005 in order to complete a new feasibility study by April 2005, preferably with input from new data relating to sulfur analyses, waste characterization, check analyses, clay mineralogy, drill hole re-logging, surface mapping and an in-fill/metallurgy drill program. This will be followed by an updated mine plan and new reserve estimate to be completed by March-April 2005.

To support the program described above, Gold Fields plans to also carry out detailed re-mapping of the Cerro Corona deposit with an emphasis on structure and alteration. A concurrent property-wide geologic map will also be made as part of an exploration / condemnation program. Compilation and reprocessing of all available surface sample data as well as geophysical data will be done. Depending on the outcome of this work, selected areas may be targeted for drilling.

9.6    Mineralization

The bulk of the gold and copper mineralization is disseminated in nature, as is typical of most porphyry style deposits, although isolated high-grade veins are evidence for local structural control. Gold-copper mineralization is primarily hosted by sheeted veins and stockworks of quartz – pyrite – chalcopyrite – bornite. Hematite and magnetite are also common in veins and disseminations. Oxidation levels are relatively shallow with typically 10-40 metres of oxide followed by 0-30 metres of mixed oxide-sulphide material. The zone of supergene copper enrichment is weakly to moderately developed, ranging from a few metres to 50 metres in thickness. In the supergene zone, digenite, chalcocite, and covellite replace chalcopyrite, bornite and pyrite. Primary hypogene mineralization at the Cerro Corona Project consists of 3-8% pyrite, 1-3% chalcopyrite, <1% bornite, trace molybdenite, galena and sphalerite, and microscopic gold. Accessory minerals include magnetite (1-4%), earthy and specular hematite (to 10%) and minor carbonates.

Preliminary microprobe study of polished sections made from high grade quartz vein samples shows that pyrite typically predates chalcopyrite, and that most of the gold is of the same age as chalcopyrite. The later chalcopyrite-hematite-quartz mineralization is observed to have corroded earlier pyrite. Gold typically occurs as inclusions within chalcopyrite, and on chalcopyrite-pyrite contact boundaries. Gold also occurs as fracture fillings within pyrite. Gold composition typically includes 5-15% atomic silver in the samples analysed. Initial optical studies indicated that magnetite was the earliest deposited mineral. Six polished section studies showed magnetite, hematite, pyrite, chalcopyrite, bornite and molybdenite to be the earliest suite and, in that order, all very likely related to early potassic alteration.

Cursory statistical analysis of metallurgical sample assays also supports a strong association between gold and copper, and a much weaker association between gold and iron. Metallurgical float tests further confirm the dominant association of gold and chalcopyrite, but also reveal a locally significant association between gold and pyrite.

In summary, the data indicates that gold is genetically associated with copper mineralization, the bulk of which occurred during late magmatic/early hydrothermal stages within the mineralization system. Older mineralization was mainly disseminated, and younger mineralization was increasingly vein hosted. This was followed by late stage, barren pyrite veins.

Quartz stockwork veins occur throughout the intrusive, at volumes between 10-25%, ranging up to 50-70%. The veins and stockwork systems are generally sub-vertical, and veins vary in width from 1 millimetre to 1 metre, but average about 3 millimetres to 1 centimetre. Locally, intensely silicified zones up to 10 metres wide are formed by coalescing veins. One such zone may be exposed on surface at the topographic peak of Cerro Corona, where intense silicification and quartz veining form a resistive “cap” of almost pure saccharoidal silica. The silicic cap is sulfide poor, low grade, and is generally coincident with the barren core, discussed below.

Barrick divided the deposit into six general zones:

–	Oxide;

–	Mixed;

–	Supergene;

–	Hypogene;

–	Barren Core; and

–	Limestone.

These zones were interpreted on sections and level plans and then digitized, to aid in engineering studies and development of the ore deposit model.

Weathering-related alteration occurs as a sub-horizontal blanket, draped over the deposit, generally parallel to topography. The Oxide Zone varies from 10 to 50 metres thick, the Mixed Zone from 10 to 70 metres and the Supergene Zone from 10 to 60 metres. The Supergene Zone occurs within, and generally at the base of, the Mixed Zone.

On the level plans, the Hypogene Zone is surrounded by a discontinuous Supergene Zone and Mixed Zone, and distally by the Oxide Zone. The Oxide Zone dominates above 3900 metres elevation, while the Hypogene mineralization is dominant below 3820 metres elevation.

The Oxide zone is characterised by ubiquitous iron oxide minerals (3-5 vol% goethite, hematite and minor jarosite) and almost total removal of copper mineralization by supergene acid leaching due to the oxidation of sulfide minerals (mainly pyrite). Copper grades vary from 0.02-0.15%, but are typically less than 0.05%.

The Mixed Zone consists of mixed oxide and sulfide minerals and is characterised by erratic grades of copper. The mineral assemblage includes: various iron oxides; pyrite, chalcopyrite and minor bornite; sparse chalcocite and covellite; trace molybdenite, galena, sphalerite, malachite, azurite, chalcanthite, brochantite and chrysocolla.

The Supergene Zone is defined by mineralogy, namely the general absence of oxide minerals and the occurrence of supergene copper minerals, which result in anomalously high copper grades. The enriched supergene copper sulfides are chalcocite and covellite, which occur in trace to 2% amounts by volume. Copper grades are characteristically elevated, ranging from 1-2% copper, while gold grades are generally unaffected. In the November 1995 draft feasibility study completed by Kilborn on behalf of Barrick, the Supergene boundary was based on a minimum cut-off of about 0.3% copper, but this varied significantly, based on the “background” average of each drill hole intercept.

Within the Hypogene Zone, gold and copper ore grades occur in a classic distribution pattern, generally coinciding with annular shells about a central, relatively barren core. The Hypogene mineral assemblage consists of abundant pyrite, lesser chalcopyrite, minor bornite, trace molybdenite, galena and sphalerite, and gold. Total sulfide content ranges from 1-8 vol%, with averages less than 5 vol%, making Cerro Corona a low sulfide system.

The Barren Core is located in the western part of the Hypogene zone, centred at about 9252100 N 763200 E. It forms an irregular, but generally north-south oblong area, about 60 metres in diameter at 3,900 metres elevation, and widening downward to about a 100 x 200 metres area at 3,640 metres elevation. The boundary of the Barren Core is defined on a gold grade contour of approximately 0.14 g/t gold. Within the zone, copper grades are typically 0.05%.

Relogging selected drill holes which cut the Barren Core indicated the possibility that it is a different diorite rock type or intrusive phase, being distinguished by fewer quartz veins, finer-grained, somewhat darker colour, slightly larger feldspar phenocrysts and potassic alteration. Mineralization is weak to non-existent. In plan, the distribution of gold and copper grades shows an annular pattern around the barren core.

9.7	Drilling

SMC completed the initial nine diamond drill holes at the Cerro Corona Project in 1992-1993. Barrick completed two phases of drilling program: Phase 1, from January 1994 until June 1994, and Phase 2, from August 1994 until May 1995. To delineate the different ore types in the deposit, a blend of RC and diamond core drilling was used in the first phase exploration program, as follows:

•	Oxide and supergene portions of the deposit were tested predominantly by RC drill holes spaced over a relatively tight (70 metre) grid and drilled to shallow depth (40-70 metres). The RC drilling was intended to provide a feasibility level definition of oxide and supergene material for proven and probable reserves.

•	Hypogene material was delineated by diamond core drill holes positioned at a wider spacing (nominal 200 metres) grid and drilled to a greater depth (approximately 400 metres). The diamond core drilling was intended to provide a geological, global resource at a prefeasibility level of confidence, for the hypogene material.

The first phase of the drilling included 140 RC holes, with five of the RC sites to be twinned vertical and angled drill holes to provide data to help evaluate if angled drilling was necessary to better define the geological controls and ore continuity. Approximately 10% of the 140 total RC holes were ultimately drilled at a -60 degrees to -70 degrees angle, along an azimuth determined locally for each site based upon the mapped, predominant quartz vein sets. A total of 38 diamond core drilling holes were drilled in Phase 1, with six being angled to test mineralized trends, or to define the geometry of the weakly mineralized core area of the deposit. One deep diamond core drilling hole was testing for the occurrence of deep mineralization within the central portion of the deposit, and reached 602 metres depth. A preliminary geological interpretation was then conducted, using north-south drill hole sections and surface geology maps.

During the second phase, infill drilling on an approximate 70 metre x 70 metre pattern was completed in the hypogene zone. Because angled holes were used, the target plane was half the distance between the contact of supergene with hypogene and the prefeasibility final pit limit. This criterion produced some voids above and below that plane. The last part of the second phase of drilling (the first two months of 1995) attempted to plug all the voids within the proposed open pit area. Voids still exist below the final pit limits, and give rise to the majority of the “Inferred” category of reserves. A second iteration of geological interpretation was then performed, using oblique sections, level plans, surface geology and geochemical maps to help develop a more coherent deposit model.

Based on the available data, the confidence level regarding geology, ore zones, gross alteration and overall structure of the deposit was high. However, as a check on alteration and structure, detailed investigations and structural remapping on two main oblique sections were done during July to October 1995. While these studies did not affect the reserve materially, they served to enhance deposit details and increase the confidence level.

Barrick’s RC drill holes were 5.25 inches (13.3 centimetres) in diameter. All of the diamond drill holes were started with HQ sized core (approximately 60 millimetres diametre), but some were reduced to NQ sized core (approximately 48 millimetres diametre) due to poor drilling conditions. Overall core recovery for Barrick’s diamond drill holes averaged approximately 84%. RGC and SMC-Minproc improved core recoveries by using HQ triple tube coring gear in the top sections of the holes. The Gold Fields drill holes were drilled with face-discharge bits to maximize core recovery. Core recoveries in the oxide zone averaged about 87%. Core recoveries in the mixed, supergene and hypogene zones average about 95%.

The Barrick drill hole collar coordinates were surveyed using a total-station electronic distance measurement (“EDM”) instrument. RGC also surveyed their drill hole collars with a total-station EDM and, as a check, RGC re-surveyed a number of the Barrick collars as well. The SMC-Minproc and Gold Fields drill hole collars were surveyed with a hand-held GPS unit only.

Most of the Barrick diamond drill holes were surveyed down hole using an Eastman Single Shot camera, taking photos at 50 metre intervals. Two versions of the camera were used, one for vertical to sub-vertical (-75 degrees to -90 degrees) holes, and another for holes inclined at less than 75 degrees. Overall, the available down hole survey data supported the conclusion that drill hole deviation, for both vertical and angle holes, is not significant, with the exception of a few holes. The Barrick RC drill holes were not surveyed down hole.

Down hole surveys for the RGC Due Diligence Study drilling program were performed by Silver State Surveys Inc. of Salt Lake City, Utah, USA, using a surface recording gyro guidance system (“SRGG”). The SRGG was chosen in preference to the conventional Eastman single shot compass camera because it was considered possible that the latter instrument would be affected by the high proportion of magnetite in the Cerro Corona deposit. Some downhole readings were taken with an Eastman camera for comparison with the SRGG results. The Eastman camera readings had poor agreement with the SRGG results and some readings were clearly erroneous. The inconsistencies were considered to be due to the effects of magnetite, coupled with poor calibration of the camera. The SRGG results are considered to be the most reliable because they give a consistent set of readings down each drill hole (approximately one per 15 metres) and each survey is independent of the rest, so that errors are not compounded.

The collar azimuth readings taken with the SRGG are in close agreement with the azimuths of the drill holes as marked out prior to drilling. At the completion of the drilling program, drill hole collar azimuth and inclination surveys were performed by a licensed surveyor using EDM pickups on a one metre length of wood held inside the drill hole collar. This method involved a calculation using the coordinates of two points (no more than 0.4 metres apart) surveyed on the portion of wood projecting from the drill hole collar. Given the inherent inaccuracies of the method, the azimuth results are generally in good agreement with those of the SRGG survey.

Available information does not show RGC and SMC-Minproc measured the collar orientations of their drill holes. The collar orientations for the Gold Fields drill holes were measured by surveying two points on the drill string with a Brunton compass while the drill was set up on the hole. Collar inclinations were measured with a Brunton inclinometre placed on the head while the drill was set up on the hole.

The principal aim of the RGC Due Diligence Study drilling program was to provide samples for metallurgical testwork. Work done by Lakefield for Barrick, in 1995, identified four subdivisions of the hypogene mineralization based on significant differences in metallurgical performance (without documentation of any mineralogical reason for the differences). The objective of the metallurgical program of the RGC Due Diligence Study was to verify the results of the Lakefield metallurgical work. Consequently, the drilling program was designed to obtain samples from each of the four hypogene zones plus transition and supergene material.

The RGC financial model, completed at the time of formulation of the RGC Due Diligence Study program, was based on an expanded open pit design which included material below the Barrick-designed pit floor. This region, in the bottom of the proposed RGC pit, was sparsely drilled. Thus, an important secondary objective of the RGC Due Diligence Study drilling program was to infill gaps in the drilling.

Another important objective of the RGC Due Diligence Study drilling program was to compare copper equivalent grades obtained in RGC’s drill holes against the grades estimated in the block model using the RGC copper equivalent formula, for the area within the Barrick pit outline.

Other objectives of the RGC Due Diligence Study drilling program were to:

–	obtain the highest possible core recoveries to ensure sample representativity;

–	provide new sections through the geology and to sample all geological domains;

–	survey for deflections to compare with earlier drill holes;

–	provide additional geotechnical information, particularly core recovery data;

–	acquire new core photographs and skeleton samples; and

–	acquire additional density samples.

The RGC Due Diligence Study drilling program was also to provide RGC with secure and reliable core samples, in which it could have total confidence. Five diamond drill holes were completed for a total of 2,758 meters. A sixth diamond drill hole was lost at a depth of 182 metres and was not included in the database.

The drilling program for the Minproc DFS was conducted to obtain samples from the supergene and upper hypogene portions of the orebody that contain the majority of the ore for the initial years of project operation. Previous work by Barrick and RGC had focused on the metallurgy and geology of the hypogene ore due to the larger pit shells and project sizes considered. Ironbark Geoservices SRL (“Ironbark”) was contracted to undertake the supervision of the program and manage the logging of the core, sample preparation and mineralogy testwork. Nine diamond holes were drilled, totalling 824.8 metres. Holes MDH-4a, and MDH-4b were drilled from the same platform to test a zone of high pyrite material. Hole MDH–7A was sited 2 metres from MDH–7, which failed to achieve acceptable recovery over the first 20 metres.

The Gold Fields four hole, 500 metre, confirmatory diamond drilling program was completed in late November 2003. The first three holes were vertical “twin holes” of existing Minproc drill holes in generally average-grade material. These holes were selected with input from Gold Fields’ metallurgist, Mike Brittan, for specific grade ranges and metallurgical characteristics. The fourth hole was drilled to confirm the geological model in the high-grade western part of the deposit. During the Gold Fields drilling program all diamond drill core was geologically logged by project geological personnel. The core was also photographed and logged for rock quality data (RQD), magnetic susceptibilities, and core recoveries. The Gold Fields diamond drill holes were surveyed down hole using a Sperry Sun Single Shot camera, taking photos at 50 metre intervals starting at a depth of 50 metres.

9.8	Sampling and Analysis

Barrick’s RC drill holes were sampled on five feet (1.52 metres) intervals, producing a total of approximately 98 pounds (44.5 kilograms) of sample per sample interval (assuming a density of 2.1 grams per cubic centimetre). The RC samples were collected on five feet intervals so that the intervals would be an even increment of the 10 feet drill rods. When drilling dry, the drilled material was routed through a Gilson splitter at the rig, and 50% collected depending on recovery. These dry RC samples comprised approximately 30% of the total drilling, and had average weights of approximately 8-18 kilograms. When drilling wet RC (generally below the base of the oxide zone), water was injected, creating a drill-cuttings slurry. Wet drilling conditions affected approximately 70% of all RC drilling. A standard rotating wet-splitter was used to control the flow of sample slurry. All of the drill core has been sampled on two metre intervals.

Barrick’s outcrop sample locations were hand-surveyed using a Brunton compass, and tied to locatable survey points (“DEW” points) placed in the field by the mapping geologist. Samples from road-cuts were located by a combination of (isolated) survey points and/or by Brunton-and-tape methods tied to DEW points. The DEW points were later surveyed into the Universal Transverse Mercator (“UTM”) coordinate system using a total-station EDM instrument.

RGC’s audits and checks, including limited resurveying of a limited range of targets in the deposit area, were made to check the location and accuracy of surface and surveys. The differences were generally either within the limits of accuracy or of a minimal magnitude.

During the Barrick program in 1994-1995, a sample preparation facility, constructed at SMC – Cajamarca, was run jointly by SMC and SGS Laboratory-Lima. The preparation scheme was devised by SMC, with input and comment from Barrick-Lima. Samples were brought from the project site to Cajamarca in regular shipments. Initial sample preparation at Cajamarca involved drying and crushing to –10 mesh, after which 500 g splits were sent to Lima for assaying.

The SGS Laboratory in Lima was Barrick’s primary laboratory for routine analytical determinations, while Cone Geochemical, Denver, Colorado, served as the secondary laboratory, to perform 1-in-10 check analyses on the routine pulps. All samples were routinely analysed for gold (1 assay ton FA / AA finish), total copper, acid-soluble copper and silver.

One of the most serious problems encountered in the QA-QC program involved apparent “special treatment” by SGS-Lima in the first few months of the project, of control standards in fire assays as discussed earlier. This was resolved by having all questionable laboratory batches re-analysed for gold, at their cost. Additionally, all laboratory batches of samples that contained QA-QC material assays which fell outside the tolerance limits (i.e. “failed”) for any element, were also re-

analysed. After initial problems with the SGS-Lima laboratory were resolved, this approach worked well, with a high degree of accuracy and precision for this procedure. After the first few months, SGS-Lima’s fire assay results and their performance on the re-analyses were acceptable, as determined by assay checks on 10% of the samples.

The QA-QC program consisted of submittal of blind, interspersed QA-QC standard sample materials with routine submittals of samples to the primary laboratory and re-analyses of 7-10% of routine sample pulps by a secondary, commercial “check” laboratory. Whenever routine standards failed to fall within acceptable limits, the laboratory was required to re-analyse all samples in the associated batch. Examination of assay checks by Cone laboratory indicates very good matches for AuFA and CuT and adequate agreement for silver.

RGC’s samples were sent to ALS laboratory in Peru and assayed for Au plus a 17 element ICP package. Approximately 5% of the samples were standards. As a result of quality control procedure, RGS identified that the laboratory tended to bias slightly low on its gold assays, particularly for higher grade and possibly sulfide-rich samples. This led to the identification of a defective AAS unit that was replaced. There is a high degree of confidence that sample handling and preparation were generally to the highest industry standards.

The SMC-Minproc core samples were analysed at SGS-Lima for Au (FA50), silver, copper, iron (total digestion, ICP 80), S (Leco), and cyanide soluble copper (CNsolCu).

The Gold Fields drill core samples were prepped and analyzed at ALS Chemex Laboratory in Lima for gold (50g FA / AA finish); total copper acid-soluble copper; CN-soluble copper; water-soluble sulfate copper; total sulphur; water soluble sulfate sulphur; 27 element ICP; and paste pH. No blanks or standards were submitted with the Gold Fields core samples analyzed at ALS Chemex in Lima.

Dawson Metallurgical Labs used Assay Labs to analyze the 30 Gold Fields metallurgical samples for gold and Cardwell Labs for copper. The pulps for these were subsequently assayed by ALS-Chemex in Lima as well. A comparison of the data sets is summarized as follows:

–	Dawson’s Au assays done by Assay Labs are consistently higher than those reported by ALS Chemex. The average is 8.1% higher (1.614 g/t Au vs 1.492 g/t Au).

–	Dawson’s Cu assays done by Cardwell Labs are similar to ALS Chemex. The average is 0.8% lower (0.73% Cu vs 0.74% Cu).

As part of its due diligence program, Gold Fields personnel retrieved a total of 104 pulps of Barrick and RGC drill holes from site and had them assayed for gold and copper. The pulps were selected on the basis of average or better grades reported in the database. Results for the remaining 104 pulp samples show average variances of +3.7% for gold and -1.5% for copper compared to the original data. However, 49 of the gold assays varied by at least 10% while only three of the copper assays exceeded 10% variance. The reason for the large number of high gold variances may be due to poor homogenization of the old pulps by the laboratory before a split.

Barrick performed rock densities determinations in-house at the SMC-Cajamarca field office. Density determinations were completed on drill cores from the major ore zones and rock types in the deposit. Specific gravity determinations were done by the following two methods:

–	Method 1: Caliper, volume/gravimetric. This method was applied to the four major zones (oxide, mixed/supergene, hypogene and sediments).

–	Method 2: Wax-coated, water immersion. This method was applied to the same four zones (oxide, mixed/supergene, hypogene and sediments).

Some samples were also sent to Rocktech Labs for density determinations. The SMC-Cajamarca results exhibited some variability, and were thought to be slightly lower than those for other similar deposits. The Rocktech Lab results matched the SMC – Cajamarca results. Some weighting by various clay and/or quartz rich or mixed lithologies was done in the past, but is not applicable at this time, as no classification of these ore types has been done across the deposit. Overall, the data suggests that the bulk densities performed by the two groups yielded similar results. Finally, for modelling purposes, SMC elected to use the following bulk densities:

– Oxide Zone	2.10 g/cm3
– Mixed/Supergene Zones	2.30 g/cm3
– Hypogene Zone	2.50 g/cm3
– Sediments	2.50 g/cm3

Sediments include limestone, some marble, some hornfels, mudstone, decalcified limestone, siltstone and possibly some skarn. Therefore, the figure above represents an average for these various lithologies.

RGC selected two samples for density measurements from each geological domain in each of its drill holes. Samples were selected in Cajamarca after lithological logging had been completed and were, therefore, significantly drier than their in situ equivalent. Samples of whole core were selected from RGC05A, 02 and 01. Half core was sampled from the remaining drill holes. Based on 50 additional determinations from old Barrick core and 38 determinations made on newly acquired RGC core, the following bulk densities were estimated by RGC:

– Oxide Zone	2.10 t/m3
– Transition/Supergene Zone	2.27 t/m3
– Hypogene Zone	2.50 t/m3

Database

The Cerro Corona Project database utilizes GEMCOM software and contains assays, collar coordinates and down-hole surveys as well as digital information from the geological and engineering logs from all drill holes. The data also includes surface channel sample results.

As part of the RGC Due Diligence Study, RGC reviewed Barrick’s quality control information, and also undertook a large program of re-sampling and re-assaying of core, crushed core, RC cuttings and pulp samples from drilling and surface sampling programs. The RGC Due Diligence Study drilling results were compatible with earlier data. Repeat assays of the recent metallurgical drill hole samples, also included in the resource database, show good repeatability, although no attempt has been made to reconcile these results with the remainder of the database. In addition, RGC evaluated the quality of survey and density data, which were found to be of acceptable standard.

RGC concluded that the Barrick database was acceptable in terms of precision and accuracy, generally of good industry standard and represented a fair and unbiased assessment of the Cerro Corona deposit. While comment was made on a number of problem areas, no items were identified in this study that impacted adversely on the quality of the deposit, or on the integrity of the geological and associated technical data.

Results of the subsequent confirmatory and metallurgical drilling by SMC-Minproc generally agreed with the block model grades although some differences were noted in the interpretation of metallurgical zone boundaries. The Gold Fields due diligence drilling program included three twin holes adjacent to previous SMC-Minproc drill holes and one angle hole to test a high-grade zone in the block model. Gold Fields also re-logged selected drill holes to confirm geological interpretations and re-analysed 104 selected Barrick and RGC sample pulps for gold and copper. Although no major problems were identified, Gold Fields did not validate the sample grades in the database against original assay reports, nor verify other data such as specific gravity, drill hole surveys or geotechnical information. This decision was based on a review of results of the RGC Due Diligence Study. Based on the GF re-logging program, it was also decided that it is not necessary to construct a new geological block model during the due diligence phase.

9.9    Security of Samples

Both Barrick and RGC have documented their commitments and procedures to maintain high standards of security and sample integrity. There is no evidence that any samples were deliberately (or accidentally) interfered with or contaminated.

For the SMC-Minproc drilling program, the core was frozen (to inhibit oxidation) and transported to the SGS depot in Cajamarca, at the end of each hole by SMC-Minproc personnel. The samples were then transported to Lima, and, as SGS typically took two days to complete sample preparation, this involved a period of time unfrozen. There is no evidence than the samples were interfered with or contaminated during transport.

For the Gold Fields confirmatory drill holes, six metallurgical composites (two supergene and four hypogene) comprising 30 samples (60 metres of core) were shipped to Dawson Metallurgical Laboratories in Salt Lake City, Utah. These samples were shipped in two metre intervals of whole core within one to two days of being drilled. Each sample was double-bagged and placed in plastic drums to protect them from damage enroute. The barrels were delivered by a Gold Fields employee to a bus service in Cajamarca and shipped overnight to ALS-Chemex Labs in Lima who forwarded them to the USA within two to three days of their arrival in Lima. In addition to the metallurgical samples, the entire core for the remainder of the first hole, GFD-01, was sampled on two metre intervals and shipped for assay. The core for the subsequent 3 holes, GFD-02, 03 and 04, was trucked to Lima where it was sawn in half and sampled on 2 metre intervals. Gold Fields personnel accompanied the truck shipment and supervised the core cutting and sampling. The remaining half core is currently stored at Cerro Corona’s warehouse in Lima.

9.10  Mineral Resources and Mineral Reserves

ECSI developed the Cerro Corona block model for the RGC Due Diligence Study in 1997 using the interpretations provided by RGC’s geologists. As part of the Minproc DFS, Minproc commissioned ECSI to refine and improve the resource model. Resource modelling procedures adopted by ECSI are quite conventional, relying primarily on definition of different geological and grade domains to separate different populations of mineralization. All statistical and geostatistical analysis, and subsequent grade interpolation, has made use of the specific grade data within individual domains. ECSI also provided models of clay, pyrite and quartz stockwork distribution using geological drill hole-logging data compiled by Barrick geologists and extended by RGC.

The ECSI resource estimate for the Minproc DFS conforms to the requirements of the Listing Rules of the Australian Stock Exchange Ltd, and the JORC Code. The estimate as of October 2000, using a 0.5 g/t Au and 0.0% Cu cut-off, is listed by mineralization type and classification in the table below.

Measured & Indicated Oxide and Sulfide Resources at a 0.5 g/t Au and 0.0% Cu cut-off.

Mineral Resources:	Tonnes	Au	Cu	Contained Metal
Classification	(Mt)	(g/t)	(%)	Au (’000 oz)	Cu (’000 t)
Oxide Mineralization
Measured	4.0	1.31	0.06	169.6	2.4
Indicated	4.5	1.27	0.05	182.6	2.2
Sub-Total Oxides	8.5	1.29	0.05	352.2	4.7
Sulphide Mineralization
Measured	71.7	1.02	0.53	2,348.2	380.4
Indicated	39.5	0.94	0.46	1,190.9	181.7
Sub-Total Sulphides	111.2	0.99	0.51	3,539.1	562.1
Total M & I Resources	119.7	1.01	0.47	3,891.3	566.8

Inferred Oxide and Sulphide Resources at a 0.5 g/t Au and 0.0% Cu cut-off.

Mineral Resources:	Tonnes	Au	Cu	Contained Metal
Classification	(Mt)	(g/t)	(%)	Au (’000 oz)	Cu (’000 t)
Oxide Mineralization
Inferred	0.1	0.90	0.04	2.5	0.0
Sulphide Mineralization
Inferred	7.6	0.72	0.36	176.0	27.4
Total Inferred Resources	7.7	0.73	0.36	178.5	27.4

As part of its due diligence program, Gold Fields asked Norwest Corporation to carry out a geostatistical evaluation of the ECSI block model utilized for the Minproc DFS. The evaluation focused on how well the model grades compared to drill hole composite sample grades for both gold and copper. These checks should be regarded as an assessment for fatal flaws and do not constitute a detailed investigation of all the aspects of grade estimation. Norwest’s observations and recommendations are summarized below:

–	Drift Analysis: Grades from the model and nearest neighbor (NN) estimates of grades were compared locally to investigate whether there is any systematic bias in the model. This was accomplished by comparing the average model grades by easting, northing, and elevation with the corresponding NN grade average over the model blocks in the model provided. The grade profiles show there are areas in the model where the model grades are consistently above or below the declustered drill hole grades. This is especially evident in the North and East plots for both gold and copper. The model grades are consistently above the drill hole grades for stretches in the gold model, and in the copper model the model grades are consistently below the drill hole grades. These trends indicate the possibility of local biases for gold and copper grades in the ECSI model.

–	Change of Support: An independent check on the smoothing in the Cerro Corona model grade estimates of gold and copper was made using industry standard geostatistical methods. Results show that the gold grade estimates may be somewhat optimistic for 10 x 10 x 5 metres selective mining units for cut-off grades exceeding 0.5g/t. Copper grade estimates more likely are adequate predictions of the grade and tonnage that can be recovered by mining.

–	Conclusions: The ECSI model may contain some relatively small local biases and the global gold grade distribution may be optimistic for cut-off grades exceeding 0.5g/t; however, the model does not appear to have major or fatal flaws and can be used for assessments of project viability provided the potential shortcomings are taken into account.

–	Recommendations: If the project continues beyond the due diligence period, a suite of exploratory data analysis (EDA) is recommended to refine estimation domains and accommodate any new information as it becomes available. It would be especially important to determine how the geology influences areas of higher grades occurring within the hypogene domain. Development of domains based solely on grade often produces unrealistic grade changes near grade domain boundaries. The EDA may shed further light on those variables that influence the grade distribution within the deposit. Any domain refinements can then be incorporated in a new block model.

9.11  Mining Operations

As part of its due diligence, Gold Fields retained WLRC of Denver, Colorado to complete a brief due diligence study of the mine plan for the Cerro Corona Project. Revision 2 of the Minproc DFS study was based upon 65 Mt of sulfide ore and a daily processing rate of 15,000 tonnes (5.4 Mtpa). WLRC’s scope of work included: capturing and adapting a deposit model; conducting pit limit analyses using costs, recoveries and metal prices specified by Gold Fields; designing an ultimate pit that targets approximately 80 to 90 Mt of sulfide ore; designing internal mining phases; and developing mine production schedules for ore processing rates of 5.4 Mtpa and 7.2 Mtpa (20,000 tpd). WLRC did not audit the deposit model.

10. ARCTIC PLATINUM PROJECT

10.1	Property Description and Location

The Arctic Platinum Project located south of the city of Rovaniemi in Arctic northern Finland is in the advanced stages of project assessment. The Arctic Platinum Project is managed by Gold Fields Arctic Platinum Oy (“GFAP”), which is a limited liability company owned 100%, indirectly, by Gold Fields. The Arctic Platinum Project was originally established in March 2000 as a joint venture partnership between Gold Fields and Finnish industrial conglomerate, Outokumpu Oy (“Outokumpu”). On September 10, 2003 Gold Fields exercised its pre-emptive right to acquire from Outokumpu their 49% share in the venture for US$31 million, and thus attained 100% ownership of the Arctic Platinum Project.

GFAP is currently completing a feasibility study on the Suhanko Project, the project within the GFAP area of interest which has the most advanced exploration (the other project which has a reported mineral resource estimate being the Narkaus Project) situated 60 kilometres south of Rovaniemi. The Suhanko Project comprises two PGE-Cu-Ni deposits, Konttijärvi and Ahmavaara, and is focussed on assessing the viability of open pit mining and mineral processing on-site to produce PGE-Cu-Ni sulphide concentrates. Principal activities to date have included exploration drilling and resource modelling, trial mining, mining and geotechnical planning and design, metallurgical test work and plant design, and submission of the Environmental Permit application for the Suhanko Project. Currently, Gold Fields expects to have the study completed by December 2004.

The Suhanko Project deposits form a part of the regionally extensive Portimo Layered Intrusive Complex, which also includes reported resources in the SK Reef horizon in the Narkaus area to the north east of the Suhanko Project.

GFAP currently holds three mining licences (concessions) with a total area of 110.8 hectares and has submitted one mining licence (mining concession) application for a total area of 4,420.5 hectares, which secures the entire Suhanko project area. GFAP holds 341 claims with a total area of 30,448.4 hectares, out of which 66 claims (6,176.8 hectares) are under joint venture agreement with South Atlantic Resources Ltd. The validities for these claims range from March 27, 2005 to August 20, 2008 with an option to apply for a three-year extension, otherwise they will remain valid because of the Suhanko mining licence application. GFAP has also eight reservations for claim which cover an area of 7,015 hectares. All properties have been legally surveyed, using the UTM Finnish KKJ Zone 3 gird.

For the claim rights GFAP must pay annual claim compensations to the private landowners and annual claim fees to the State as per surface area each calendar year. The total annual amount for current claim cover is 511,643.05€. For the current mining concession rights GFAP must pay annual concession fees to landowners, which amount a total of 2,216.60€. Payments relating to the applied Suhanko mining district will become determined in the execution of the concession during the first half of 2005 and will depend on extent of the land acquisition and on mining fee to be agreed on.

Within the Suhanko Project area, mineralization occurs in the following areas: Ahmavaara, Konttijärvi, Little Suhanko, Vaaralampi, Tuumasua, Nittylampi and Yli Portimo. The Suhanko Project contains two trial mining areas, at Konttijärvi and Ahmavaara respectively.

The environmental permit application for the Suhanko Project was submitted to the Northern Finland Permitting Authority in Oulo on June 18, 2004. A supplemental document which addressed initial deficiencies and queries was submitted on August 30, 2004. The initial site visit by the permitting authority staff was held on September 16, 2004. The application is expected to be made public by the first week in October following which there will be a period for public response, public hearings and public site visits. The permitting decision will then be made on a collegiate basis by five members of the permitting authority. Assuming there are no issues or concerns which materially delay the approval process, a permit to begin construction is expected to be granted in the first half of 2005.

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There are no current environmental obligations of significance outstanding. At the Ahmavaara trial mine the pumping waters and their impact on local surface waters are required to be monitored until the year end or as long as dewatering is continued. In case the Suhanko Project stops the pit can be left to flood to ground water level. Rehabilitation of other test pits has been completed.

The renewed Suhanko mining licence (mining concession) application was submitted to the Ministry of Trade and Industry on May 27, 2004. According to current schedule the Ministry of Trade and Industry is expected to issue a concession certificate before May 2005. When granted, the concession certificate will give GFAP the right to process and utilise all extractable minerals within the concession and to use the area for any mining and processing activities.

The Energy Market Authority issued a construction permit for the Petäjäskoski – Konttijärvi 110 kV overhead transmission line on August 12, 2004. Yet to be applied are the acceptance for general plan for mining (KTM 1975/921) from the Safety Technology Authority, the construction licence for buildings and workshops, the environmental permit for fuel storage as well as a number of other minor permits.

10.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Suhanko and Narkaus Projects are located 40 kilometres and 45 kilometres to the southeast of Ravaniemi, respectively. The city of Rovaniemi, the major regional centre for northern Lappi, Finland, is situated immediately south of the Arctic Circle. With a population of 35,000, and a regional population of approximately 55,000, the city provides all major and modern amenities expected of a capital city. Transportation services include road, rail and air, with multiple flights daily from Helsinki. The port of Kemi, 120 kilometres to the south at the head of the Gulf of Bothnia, provides modern facilities and year round open water access. The Suhanko Project site is situated approximately 40 kilometres south of Rovaniemi. Access is by primary sealed highways to within 15 kilometres, and then by unsealed roads which are currently being upgraded to provide full haulage vehicular access.

Access to both Konttijärvi and Ahmavaara is via a sealed road to within 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months. No power or water is currently reticulated to site,

Access to the Narkaus Project is via a sealed road to within 10 kilometres to 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months.

The climate in the region is typically Arctic, and characterised by extreme seasonal changes in temperatures and sunlight. The influence of the Gulf Stream acts to moderate the climatic conditions compared to similar latitudes in northern Canada and there is no permafrost. Average temperatures range from -20 degrees Celsius in December to +20 degrees Celsius during July. Average annual precipitation is approximately 295 millimetres of rain and 272 millimetres of snow, with snow remaining on the ground for approximately 183 days per year. Mining operations are expected to be conducted all year round with little time lost to climatic conditions.

The local vegetation comprises pine forest, open grass lands, and peat marshland. Several lakes surround the Suhanko Project, namely Konttijärvi , Takalampi, Palolampi and Pitkälampi. The topography of the Suhanko Project area comprises a gently sloping valley at the northern end, which flattens out at the southern end. The terrain in the vicinity of the Konttijarvi and Ahmavaara deposits slopes gently towards the southeast from a high point of 165 mRL in the south-eastern corner of the Konttijarvi area, to a low point of 140 mRL at Ahmavaara. The distance between the two deposits is approximately 3.5 kilometres. The main waterway in the area, the Ruonajoki stream, flows through the middle of the site in an approximately north-south direction, and has a catchment area of approximately 1,355 hectares (13.55 square kilometres).

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10.3	History

The earliest recorded exploration of the Suhanko Project area describes bedrock mapping in the Portimo area by Hackman in 1910. More recently, mineralization was noted in boulders found by a local farmer in the early 1960s on the eastern shore of Lake Yli-Portimojarvi, which is located in the Portimo Complex area.

Outokumpu commenced a copper-nickel exploration program in the Suhanko Project area using magnetic and electro-magnetic ground geophysical survey methods in conjunction with extensive geological mapping and drilling in 1964. The discovery hole, RN/YP-1, drilled on Lake Yli- Portimojarvi, intersected the first Marginal series mineralization in the Suhanko-Konttijärvi intrusion. Exploration continued until 1981, focused on the disseminated and massive sulphide mineralization in the basal part of the Suhanko Intrusion. Exploration of the Marginal series mineralization was extended to other prospective areas, which included Niittylampi and Suhanko. The smaller Konttijärvi intrusion block was discovered following geological mapping and assaying, which led to the first observations of platinum group elements (PGE) from sulphidic samples.

Further work by Outokumpu in 1981 that checked historical PGE assays of outcrop samples taken in the 1970s determined that true values were three to four times higher than first reported. This motivated a small drilling campaign and the first drillhole, RN/KOJ-1, drilled in September 1981, and intersected significant sulphidic PGE mineralization. A further four drillholes were completed, and all intersected significant mineralization. Thus Konttijärvi became the first significant PGE discovery in Finland.

The Ahmavaara deposit was discovered by applying the exploration model developed from the Konttijärvi data. Based on this model, and a ground magnetic survey, which identified the location of the all-important peridotite marker, the first seven drillholes, RN/YP-138 to 144 were completed. Laboratory-scale metallurgical test results, supported by a microscopic study of the later drillholes, showed that nickel, copper and PGE could be concentrated at fairly good recovery rates at Ahmavaara. An additional 12 holes, RN/YP-172 to 183, were drilled in Ahmavaara in 1995 to search for nickel.

Arctic Platinum Partnership (“APP”) was a joint venture formed by partnership agreement dated March 17, 2000 between Gold Fields and Outokumpu. APP’s objective was to explore for, and produce, platinum group metals in northern Finland. Gold Fields, the operator, earned its planned ownership threshold of 51% in January 2002 when project expenditure reached an aggregate amount of US$13 million. Gold Fields acquired 100% of the project on September 10, 2003 by purchasing Outokumpu’s 49% share for US$31.0 million. In July 2004, APP was transferred from partnership status to a limited liability company, namely, GFAP, which is a 100% owned subsidiary of Gold Fields.

Since inception, APP - GFAP has carried out both exploration and sterilisation drilling, and has also used a variety of other exploration techniques to develop and explore the Konttijärvi and Ahmavaara deposits. These include airborne magnetic, electro-magnetic and ground induced polarization (IP) surveys.

10.4	Geological Setting

The Portimo Layered Igneous Complex is one of at least twenty Palaeoproterozoic layered mafic intrusions situated in a belt extending from northern Sweden, through Finland into north western Russia. All known intrusions occur at the northern margin of the Archaean basement, close to or in contact with the Palaeoproterozoic supracrustal rocks. These mafic rocks have been interpreted as representing the initial stage of continental rifting.

The Portimo Complex, 2.4 Ga in age, is regionally extensive, and comprises four main intrusion blocks: Konttijärvi, Suhanko, Narkaus and Siika-Kämä, respectively from southwest to northeast. The main Suhanko Project occurs within the Konttijarvi-Suhanko blocks, while the three reported SK Reef deposits occur within the Narkaus and Siika-Kämä blocks. The layered intrusion rocks occur at an unconformable contact between Archean and Palaeoproterozoic sequences. The Archaean basement comprises predominantly a tonalite-trondhjemite-granodiorite series, granitoid gneisses, and migmatitic gneisses with mafic and felsic enclaves. Palaeoproterozoic supracrustal rocks consist of metamorphosed sedimentary and volcanic rocks, which are now present as amphibolites, schists and gneisses.

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All igneous lithologies in the Suhanko-Konttijärvi and Narkaus intrusions have been altered to upper greenschist metamorphic assemblages during the Sveco-Fennian deformation (1850 – 1800 Ma). In spite of this alteration, igneous textures are well preserved, except adjacent to structural zones, and nomenclature is based on the IUGS classification for plutonic rocks. The intrusive rocks generally comprise a layered series of peridotites, pyroxenites and gabbros intruded a cyclic fashion. The nature and thickness of individual units is variable across the intrusion blocks.

The Konttijärvi deposit has a strike length of approximately 1000 metres. The orebody dips north at between 10° and 40°. Internal faulting separates the deposit into four discrete fault blocks. The Ahmavaara deposit has a strike length of 2,700 metres, of which the easternmost 1000 metres is termed Ahmavaara East in an historical context. The western part of the deposit dips to the northeast with dips ranging from 5° and 70°. Ahmavaara East dips north with fairly constant 10° and 25°. The deposit western and southern limits are defined by faulted and primary lithological contacts with Archaean basement rocks. The deepest known layered series mineralization at Ahmavaara is approximately 500 metres below surface.

10.5	Exploration and Drilling

Since 1981, Outokumpu completed 189 diamond drillholes with a total length of 13,617 metres at the Konttijärvi and Ahmavaara deposits. This drilling was conducted during three phases, from 1981 to 1983, 1986 to 1989 and finally in 1995. APP – GFAP completed a further 986 diamond drillholes during the period from 2000 to June 2004, for a total length of 108,285 metres.

Up to June 2004, 1,175 drillholes with a total length of 121,902 metres have been completed in the Suhanko Project area. Some 121 drillholes, with a total length of 8,502 metres (6.97% of the total Suhanko drilling) were drilled for geotechnical, metallurgical and site investigation requirements.

These statistics are detailed in the table below.

	2000		2001		2002		2003		2004
Area	#	(m)	#	(m)	#	(m)	#	(m)	#	(m)
Konttijärvi	66	6,238	118	16,491	78	11,065	116	5,437	92	9,607
Ahmavaara	17	2,190	144	18,157	99	14,332	44	5,699	103	12,528
Sterilisation drilling	—	—	13	477	85	5,807	—	—	11	251
SK Reef	11	1,147	87	16,092	88	16,638	74	11,865	—	—

APP used diamond-drilling techniques exclusively within the bedrock. In areas of thick till overburden, diamond drillholes were pre-collared with a percussion down-hole hammer. A casing is placed within the total thickness of the overburden and remains after completion of the drillhole. Outokumpu used a similar approach.

Four percussion drillholes were completed during 2001 for water pump testing by Knight Piésold. Two drillholes were located at Konttijärvi, totaling 240 metres and two at Ahmavaara totalling 206 metres.

Outokumpu completed 160 diamond drillholes at Konttijärvi using 32 millimetre or 42 millimetre diameter drill core with a total length of 10,295 metres (RN/KOJ-1 to 161, excluding RN/KOJ-48). Drillholes were inclined at dips of between 37° and 76°. The core was not oriented. The drilling programs were split into the phases detailed below:

•	RN/KOJ-1 to 5 drilled in 1981;

•	RN/KOJ-6 to 19 drilled in 1983;

•	RN/KOJ-20 to 66 drilled in 1986 excluding RN/KOJ-48;

•	RN/KOJ-67 to 159 drilled in 1987; and

•	RN/KOJ-160 to 161 drilled in 1989.

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Outokumpu completed 29 diamond drillholes at Ahmavaara with a total of 3,322 metres using 32 millimetres or 42 millimetres diameter drill core. These drillholes include RN/YP-44, 46, 138 to 149, RN/YP-167 to 169 and RN/YP-172 to 183. All holes were inclined at dips of between 45° and 77°. The core was not oriented. The drilling programs were split into the phases detailed below:

•	RN/YP-44 and 46 drilled in 1982 at Ahmavaara East;

•	RN/YP-138 to 149 drilled in 1986;

•	RN/YP-167 to 169 drilled in 1989 (targeted at HW mineralization RK Reef); and

•	RN/YP-172 to 183 drilled in 1995.

APP introduced wireline drilling methods to the project and drilled 81% of the total number of drillholes using core diameter of either 57.5 millimetres or 61.7 millimetres.

All pre-collar drill chips are discarded. Core losses are recorded in the log table of the database and marked as “no core”. Core recovery is generally close to 100% except for minor losses near the till to bedrock interface, within zones of fracturing and in areas of faulting. Core recovery in both deposits is high, with >99% of the meters drilled have a measured core recovery between 90% and 100%.

Down hole Surveying statistics for drill hole deviation are tabulated below. Current GFAP exploration practice is to use Maxibor downhole surveys to measure down hole dip and azimuth. Maxibor measurements have been collected for 922 of a total of 1421 drill-holes (79.1% of the total meters drilled at Suhanko and SK Reefs).

Exploration in fiscal 2004 focussed on upgrading inferred resources in the Suhanko Projects to indicated status. All drilling completed during the year is tabulated below. All drilling was diamond core except for a small quantity of blast holes drilled during trial mining, all of which were sampled and assayed. Drilling successfully converted the majority of resources falling within conceptual open pit mining shells to Measured and Indicated status. Future proposed drilling activity is aimed at refining the current Suhanko models, infilling the Narkaus resources, and delineating additional existing drill defined potential resources in the Suhanko area.

Project	Drilled Holes	Drilled metres
Ahmavaara Infill	105	16,544
Ahmavaara Grade Control	76	1,147
Ahmavaara Trial Pit Blast Hole	124	6,17
Konttijärvi Infill	30	7,539
Konttijärvi West Basement	54	2,717
Konttijärvi Pit Grade Control	71	1,020
Konttijärvi trial Pit Blast Hole	135	843
Site GeoTech and Hydro	42	2,520

TOTAL DRILLING	637	32,947

Additional exploration techniques that have been used in the Suhanko and Narkaus Projects include the following:

Geological Research

Geological research conducted on the Konttijärvi and Ahmavaara deposits has been done in collaboration with the Department of Geology and Mineralogy, University of Oulu, and Outokumpu (earlier Lapin Malmi). The objectives of geological research work have been to resolve issues related to the genetic history of the layered intrusion complexes and associated PGE mineralization.

Research has been based on geological mapping, drilling and geophysical surveys and included analytical, microprobe and microscopic studies on relevant samples.

Whole rock geochemical compositions of major rock types have been measured, as well as the composition of sulphide minerals and PGEs. The local stratigraphy has been determined by the interpretation of cumulus and intercumulus phases from microscopic studies.

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Geophysical research includes the interpretation of magnetic, electromagnetic and gravimetric surveys.

The following geological research reports refer to the Konttijärvi and Ahmavaara Deposits of the Portimo Complex:

Alapieti, T.T., Lahtinen, J.J., Hänninen, E., Piirainen, T.A. and Sivonen, S.J., 1989. Platinum-group mineralization in the marginal series of the early Proterozoic Suhanko-Konttijärvi layered intrusion, northern Finland. In Magmatic sulphides – the Zimbabwe volume. Edited by M.D. Prendergast and M.J. Jones. The Institution of Mining and Metallurgy, London, p.177-187.

Iljina, M., 1994. The Portimo Layered Igneous Complex, with emphasis on diverse sulphide and platinum-group element deposits. Acta Universitatis Ouluensis. Series A, Scientiae Rerum Naturalium 258, p.1-158.

Iljina, M.J., Alapieti, T.T., Lahtinen, J.J. and Lerssi, J.M., 1989. The Suhanko-Konttijärvi Intrusion and related sulphide and PGE mineralization. In 5th International Platinum Symposium. Guide to the post-symposium field trip, August 4-11, 1989. Edited by T.T. Alapieti. Geological Survey of Finland, Guide 29, p.163-187.

Lerssi, J., Pernu, T., Keränen, T. and Iljina, M (1991). A geophysical study of the Suhanko-Konttijärvi layered intrusion in connection with PGE investigations. Geol. Fören. Stockholm Förh. 113; 55-56.

Rekola, T. (1986). Results of electrical and electromagnetic measurements in Vaaralampi –Niittylampi, Ranua. In Eskola, L.& Fokin, A. (eds.) Electrical prospecting for deposits in the Baltic Shield, issue 1: Galvanic methods. Geological Survey of Finland, Rep. Invest. 73: 73-84.

Vuorelainen, Y., Häkli, T.A., Hänninen, E., Papunen, H., Reino, J. and Törnroos, R., 1982. Isomertieite and other platinum-group minerals from the Konttijärvi Layered Mafic Intrusion, Northern Finland. Economic Geology, 77, p.1511-1518.

Ground Penetrating Radar (GPR)

A ground penetrating radar (GPR) survey was conducted in the project area to improve the understanding of the thickness and stratigraphy of the overlying glacial till and glaciofluvial deposits. The overburden thickness was determined to be highly variable due to irregular subcrop topography. GPR is reliable to a depth of 10 meters and therefore the thickness of overburden is defined by drillholes in areas exceeding 10 meters.

The GPR survey was completed and interpreted by Geo-Work Oy. Survey lines were laid in the field by GPS on a grid line spacing varying between 250 metres and 500 metres. The survey equipment consisted of a SIR-2 type GPR. Several antennas were used for the survey depending on the overburden thickness (100, 80 and 40 Mhz). The 40 Mhz antenna was used where the overburden was thickest. Some 7,990 meters of a total 93,743 metres were surveyed with the 40 Mhz antenna due to greater overburden thicknesses. All data was collated on PC and interpretations were completed using Haescan software.

The GPR survey was completed in two stages. In April 2001, 29,800 metres of grid lines were completed in the TSF 4 option area and within proposed waste rock stockpile areas around both Konttijärvi and Ahmavaara. The overburden in these areas was interpreted to consist of glacial tills and overlying peat.

The second phase GPR survey was completed in January and February 2002. The area around and between Ahmavaara and Konttijärvi was completed with an additional 37,820 metres of GPR lines. The TSF-1 area was covered by 26,123 metres of GPR profiles. The general interpretation consists of a subcrop of bedrock with a sedimentary cover of post-ice age till and overlying peat.

West of Ahmavaara and north of Konttijärvi, overburden thicknesses exceed 25 metres. A maximum overburden thickness of 49 metres was encountered in drillhole KOJ-430. In the project area, the average overburden thickness based on 874 diamond drillholes is 11.3 metres. Overburden thickness is greater than 10 metres in 371 of the 874 drillholes and averages 20 metres.

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Aerial Photography

The area has black and white aerial photography coverage from the year 1998 at a scale of 1:60,000. The data is available as photographs and as scanned images.

Induced Polarisation (IP) Surveying

Induced Polarization (IP) is a current-stimulated electrical phenomenon observed as a voltage response in earth material. The IP method is capable of detecting less than 1% by volume of sulphides in a rock mass.

Outokumpu carried out systematic IP surveys at Konttijärvi during 1983 and 1986 using a dipole-dipole array geometry. The line separation was 25 metres with point intervals of 20 metres. The depth extent of this survey was limited to between 20 metres and 30 metres below surface.

APP carried out IP surveys over the Konttijärvi and Ahmavaara deposits in autumn 2000 and spring 2002, using dipole-dipole arrays. The survey of autumn 2000 used a 400 metre line spacing with 50 metre point separations. The depth extent of this system was 150 metres below surface. The spring 2002 survey was an extension of the earlier IP survey and used line separations varying between 250 metres and 400 metres, while point separation was maintained at 40 metres. The depth extent of the system was 60 metres below surface.

In spring 2003 APP carried out additional IP surveys over the Konttijärvi area at 200 metres line spacing. The survey system utilised gradient array IP configuration with survey blocks of 1,000 metres x 1,200 metres in size and an ELLIOT 45A motor generator powered transmitter with maximum 4.5kW output power. The potential electrode separation was 50 metres and the station interval 25 metres. The depth extent of the system was more than 100 metres below surface.

Gravity Surveying

Outokumpu carried out gravity surveys from 1983 to 1984. The surveys cover an area extending from Konttijärvi to Ahmavaara with a nominal line spacing of 200 metres (Konttijärvi deposit 100 metres) and a point interval of 20 metres. The gravity survey delineated the extent of intrusion bodies, basement lithologies and Proterozoic rocks.

Ground Magnetic Surveying

Outokumpu conducted magnetic surveys over Konttijärvi in 1982. The line separation was 25 metres with a point interval of 10 metres.

The Ahmavaara deposit was surveyed in 1986 and 1990. The line spacing for the first survey was 50 metres with a station interval of 10 metres. The second, more detailed survey used a line spacing of 25 metres with station intervals of 10 metres. APP continued the Konttijärvi magnetic survey to the west, north and east during 2002. The magnetic survey delineated the presence and location of the peridotite marker present in the Ahmavaara and Konttijärvi deposits.

Very Low Frequency EM (VLF) Surveying

GFAP carried out Very Low Frequency EM (VLF) surveys over the Ahmavaara and Little Suhanko deposits in summer 2004 with 25 metres line spacing and 20 metres station intervals, covering an area of 1.9 square kilometres. The survey system utilised a Scintrex VLF-3 receiver system and two transmitter stations, which were Hegeland in Norway (16.4 kHz) and Burlage in Germany (28.4 kHz). The surveys were carried out to delineate zones of massive to semi-massive sulphide mineralization as well as fractures.

Other Surveying

Outokumpu has carried out a number of specialised geophysical surveys in the study area since 1980, including electrical mise-a-la-masse, Transient Domain Electromagnetic (TEM), horizontal loop frequency domain EM (Slingram), frequency domain EM soundings (Gefinex) and Very Low Frequency EM (VLF). Frequency domain EM delineated the occurrence and orientation of the Ahmavaara deposit semi-massive Marginal Lower series.

Airborne Geophysical Surveying

The Geological Survey of Finland (GTK) surveyed the study area in 1986 as a part of ‘The Second National Aerogeophysical Mapping Program’. The line spacing was 200 metres (east-west orientation) and the flight altitude between 30 metres and 40 metres. The measurement systems consisted of two wingtip magnetometers, a wingtip electromagnetic system (frequency 3,113Hz) and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a DHC Twin-Otter.

GTK was also contracted to carry out a second airborne survey for APP to cover the Portimo layered complex in the summer of 2002 (Geological Survey of Finland, 2002). This survey was flown using 30 metres main terrain clearance and a 50 metre line spacing. The entire area was flown in a north-south direction with east-west-oriented tie lines at 500 metre spacings. The measurement system consisted of one magnetometer on the tail boom, two frequency EM (3.1 kHz and 14.36 kHz) on the wing tips and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a single-engine high wing turboprop Cessna Caravan I (C 208) (GTK Report, High Resolution 3-in-1 Aerogeophysical Survey in Portimo, Ranua, 2002).

Data Quality

GFAP considers that all previous exploration on the Konttijärvi, Ahmavaara and SK properties has been carried out using methods which comply with industry best practice. To a large extent the regional exploration information has been superseded by the large quantity of high-quality diamond drilling carried out at Konttijärvi, Ahmavaara, and on the SK properties.

Trial Mining — Suhanko

Arctic Platinum completed trial mining exercises at Konttijarvi and Ahmavaara. The primary purpose was to produce samples for pilot plant scale metallurgical trials and concentrate production for smelter test work, and to assess mining parameters for input into the feasibility study. A total of 270,000 square metres of till and peat overburden was removed from Ahmavaara to expose sub-cropping mineralization over an area measuring 150 metres by 80 metres. Approximately 3,500 tonnes of material for processing was mined from selected areas. A further 2,000 tonnes was mined from previously exposed areas at Konttijarvi (sub-crop exposed over an area of 300 metres by 100 metres). Both the Ahmavaara and Konttijarvi exposures have been mapped and sampled in detail to provide additional geological information for input into the resource modelling. Detailed close spaced diamond drilling aimed to replicate grade control spacing was also completed at Konttijarvi and grade control style models were completed. This has provided invaluable data relating to geological structure, grade continuity and variance, and ore body geometries.

10.6	Mineralization

The platinum-group element (PGE) mineralization at both Ahmavaara and Konttijärvi is associated with copper and nickel mineralization in the form of base metal sulphides. The typical sulphide assemblage is pyrrhotite-chalcopyrite-pentlandite, and accessory sulphides include pyrite, sphalerite, galena and molybdenite. The main oxides are magnetite and ilmenite, with chromite in trace amounts. The grades of PGE mineralization roughly correspond with the abundance of sulphides, particularly chalcopyrite, and are generally higher at Konttijärvi than at Ahmavaara. PGEs and associated sulphides are classified as marginal series type and four principal types of PGE mineralization have been identified:

•	sulphide mineralization in the basal parts of the layered series;

•	sulphide mineralization in the marginal series;

•	sulphide mineralization in the Konttijärvi basement; and

•	predominantly massive pyrrhotite mineralization located close to the basal contact of the Ahmavaara intrusion. Mineralization occurs parallel to the intrusion layers.

Sulphides present in the peridotite marker are pyrrhotite-dominated and weak in abundance. Sulphides in this horizon generally occur as fine-grained disseminations or as trace amounts. Sulphide grains are interstitial to former cumulate olivine grains. PGE grades vary from weak to

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moderate in the basal two to eight meters of the peridotite marker, while the abundance of sulphides is higher compared with the upper parts. In the underlying pyroxenites, sulphides are finely intergrown with talc and tremolite. Sulphide assemblages in pyroxenites are dominated by chalcopyrite and PGE grades are higher than in the peridotite marker.

Sulphides in the Ahmavaara and Konttijärvi marginal sequences are dominated by an assemblage of pyrrhotite-chalcopyrite-pentlandite and occur as medium grained (in Ahmavaara also coarse grained), disseminated aggregations. Generally the abundances of pyrrhotite and chalcopyrite in Ahmavaara are about equal, though with increasing sulphide abundance the ratio of pyrrhotite to chalcopyrite increases. PGE grades in the Ahmavaara marginal series vary, being moderate to high in the marginal upper and marginal lower units. In the marginal central unit both the abundance of sulphides and associated PGE grades are generally low. At Konttijärvi, in the marginal series and transition zone, chalcopyrite is generally dominant over pyrrhotite and pentlandite. PGE grades usually vary from moderate to high.

Massive sulphide concentrations occur as veins or lenses close to the basal contact of the Ahmavaara intrusion, within both the Marginal Lower and the basement. These units comprise dominantly of pyrrhotite, with chalcopyrite lamellae and lenses within the units. PGE grades are high, with individual assays up to 80g/t 2PGE+Au being recorded. In the marginal series and basement of the Konttijärvi intrusion the sulphides rarely become concentrated into massive sulphide veins or large patches.

The thickness of the basement mineralization at Konttijärvi varies, reaching widths of 30 to 40 meters. Sulphides usually occur as fine-medium grained chalcopyrite and pyrrhotite disseminations in the basement and cross-cutting gabbroic-pyroxenitic intrusives. Pyrite is also present. PGE are associated with sulphides, and the highest values occur in chalcopyrite-rich domains. Upon moving deeper in the basement pyrite becomes a dominant sulphide and PGE ratios decrease. At Ahmavaara the basement mineralization occurs as fine-grained disseminations or in medium-grained sulphide veins. In contrast to the Konttijärvi basement the sulphides have relatively high pyrrhotite to chalcopyrite ratios and the PGE ratio is usually low.

In the Suhanko Intrusion, PGE mineralization is hosted within the lower portion of the Layered Series and extensively within the underlying metamorphic rocks beneath the Layered Series. Within the Narkaus Intrusion, PGE mineralization is spatially associated with a distinct stratigraphic unit that is located within the igneous layered sequence. PGE mineralization is hosted within the SK unit, a stratiform chlorite schist unit that underlies the Peridotite Marker, a distinct ultramafic unit within the Narkaus intrusion. The footwall lithologies beneath the SK consist dominantly of gabbros, with intercalated ultramafic lithologies. Within the Kuohunki block, detailed logging of the drill data shows that the SK Unit locally truncates its footwall and may transgress the immediate gabbro footwall beneath the SK Unit, as well the UM1 ultramafic unit. Podiform to lensiform platinum-group minerals mineralization is present within the footwall lithologies beneath the SK, as well as within the UM1 ultramafic unit beneath the SK. The highest grade footwall mineralization appears to be located adjacent to areas where the SK unit truncates its footwall. The footwall mineralization thus appears analogous to mineralization identified within the footwall of orebodies such as the Merensky Reef within the Bushveld Complex. The most dense drill spacing within the Narkaus block is of the order of 100 metres. With this data distribution there are limitations to the understanding the geometry of the lensoid mineralization within the footwall units.

The majority of the platinum-group minerals in Ahmavaara and Konttijärvi are composed of various arsenides, bismutotellurides and arsenoantimonides, whereas native elements and alloys are totally absent. The principal platinum-bearing mineral is sperrylite (PtAs2), which is most generally found at contacts with base metal sulphides, silicates, magnetite and other platinum-group minerals. It is more frequently found with oxides than any of the other platinum-group minerals except the sulpharsenides. Other main platinum carriers are platarsite (Pt0.46Ir0.38Rh0.16(As,S)1.85), moncheite ((Pt,Pd)(Te,Bi)2 and an unnamed Pd-Pt-Te-Sn-Bi mineral, all of which have been identified at Ahmavaara.

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The main Pd-bearing minerals are isomertieite (Pd11Sb2As2), and an unnamed mineral with the approximate formula (Pd,Cu) 2,5-3Sb0,8As0,2, and Kotulskite-Sobolevskite solid-solution (Pd(Te,Bi)). Pentlandite is also a significant concentrator of palladium. Associated with massive pyrrhotite mineralization identified at Ahmavaara, sperrylite, merenskyite (PdTe2) and michenerite (PtBiTe) have been identified. Pd-Sb-As minerals have not been detected in these massive sulphide ores. Platinum-group sulphides are rare in the Suhanko-Konttijärvi intrusion, and belong to the vyvotskite (PdS) – braggite (PtS) series. Those found from Ahmaavaara are richer in platinum than those found in the Konttijärvi marginal series.

Other PGE-bearing minerals identified from Ahmavaara or Konttijärvi are palladoarsenide (Pd1.92(As,Sn,Sb,Te), palarstanide ((Pd,Pt)8(Sn,As,Sb)3), majakite (PdNiAs), hollingworthite (Rh,Pt,Ru)AsS) and Paolovite (Pd2(Sn,As)). From these, hollingworthite is associated with magnetite and majakite occurs as intergrowths with Pd-Sb-As minerals. In addition, unnamed Pd-Bi-Te minerals containing Pb, Au and Sn have been detected.

10.7	Sampling and Analysis

All logging and sampling activities associated with the Arctic Platinum Project are completed on- site by company personnel. Core samples from all prospects and resources are subject to a variety of QA-QC measures. These measures are built into a detailed sample preparation and analysis scheme. In summary the following QA-QC samples are submitted in approximate frequencies along with regular samples: 4% field core duplicates, 4% coarse reject duplicates, 4% field blanks, 4% internal certified standard reference materials, 10% check assays at umpire laboratory. The principal laboratory also completes internal pulp duplicates, pulp repeats, reagent and sample blanks and inserts certified reference materials for PGE’s and base metals.

GFAP has a well-defined core processing system for the Suhanko and Narkaus Projects. The core storage and logging facility is indoors, allowing safe and efficient logging and processing year- round.

Core is processed in the following order:

•	meter marking of drill cores;

•	magnetic susceptibility measuring;

•	geological logging;

•	geotechnical logging;

•	marking of the samples for assaying;

•	core photographing;

•	core cutting;

•	sampling;

•	bulk density measuring; and

•	storage.

All activities described above are carried out by GFAP employees. The process and security of that process has been audited by independent sources (Snowden, 2004) according to NI 43-101 and was considered to be commensurate with industry best practice.

The Arctic Platinum Project uses two main laboratories for assays – the GTK (Finnish Geological Survey) laboratory in Rovaniemi, and Genalysis in Perth, Australia. The majority of sample preparation for the Suhanko projects is being carried out at GTK and pulps are then shipped to Genalysis for umpire sampling. The majority of SK Reef project assays have had sample preparation completed at GTK or SGS in Sweden, and pulps then transported to Genalysis for primary assaying. Currently, PGE (effectively palladium and platinum) and gold are determined by conventional fire assay, using a standard lead flux at both GTK and at Genalysis. The analysis is carried out by ICP at both laboratories – GTK uses an optical emission spectrometer (ICP-AES) and Genalysis uses a mass spectrometer (ICP-MS). Base metal assays are also carried out at both laboratories on a second split of the pulp. For the Suhanko samples both laboratories use an aqua regia digest followed by ICP-OES finish. It is noted that the aqua regia only provides a partial digest – in other words, base metals in sulphide and sulphate form are extracted, but not silicate-hosted species. The SK Reef samples have been assayed using a full digest for base metals.

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In preparing the Competent Persions Report for Arctic Platinum 2004, Ian Glacken of Snowden carried out inspections at both of these laboratories during 2004 and reported that sample preparation and assaying are being carried out to industry standards. Previous Snowden studies (2002 and 2004) note that, overall, the QA-QC data shows that the primary (GTK) laboratory is preparing and assaying for PGEs, Au, and base metals diligently. Snowden has also reviewed GFI’s internal core handling, data processing and QA-QC procedures and notes that these are of a very high standard.

The following procedure applies for measuring Bulk Densities on site:

–	two to three pieces of half-core (approximately 1,000 grams) are selected from each 1 metre-sampled interval;

–	samples are marked with a permanent ink marker as 1, 2 and 3;

–	samples are then weighed together in air and water (first air, then water). Samples are not coated; and

–	data is collected by a dedicated computer program and automatically written to the GFAP database.

GFAP uses an A&D–3000 balance to weigh Bulk Density samples. The GFAP standard sample is a 511.39 grams (weight in air) sample of lacquered granitoid. The GFAP standard sample was weighed 20 times to check any variation caused by the balance. The measurement accuracy achieved was equivalent to a BD variation of 0.001 t/m3, which is well within acceptable limits of analytical error.

Two drill-holes previously measured by GTK (KOJ-202 and RN/YP-212) were selected for control measurement tests. These tests demonstrated a very strong correlation between APP and GTK results, even though it was not possible to identify exactly the same core pieces in every case.

Standards are repeated after approximately every 20 samples and plotted on a density measurement quality control sheet. A technician checks standard repeats and, in the case of unacceptable variation, the samples are inspected by the geologist and repeated. Repeats are written to the database for future references.

Database

The Arctic Platinum Project utilises a custom designed SQL relational database, with Datashed software used as the front-end management tool, to manage all geological data. The database was designed and built by Maxwell Geoservices (Australia) based on similar systems in operation at the St. Ives gold mine owned and operated by Gold Fields. The system has built-in validation systems to prevent geological overlapping and incorrect sample intervals, and other data quality control issues. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

10.8	Security of Samples

GFAP takes reasonable steps to ensure the security of samples from the drill site through to the database.These include:

–	careful boxing of core at the drill rigs and transport to ensure that core jumbling does not occur;

–	annotation of hole ID and depth both on the core trays and as in-core markers;

–	piecing together and orientation of each core run prior to core photography (wet and dry);

–	double-bagging of half core samples and securing of the bags with permanent quick-ties during transport to the GTK laboratory;

–	retention of both coarse rejects and pulps in secure locked storage; and

–	retention of half core in secure storage.

These measures do not guarantee that the samples are totally immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

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10.9	Mineral Resources and Mineral Reserves

At June 30, 2004, the total Measured and Indicated resources at the Arctic Platinum Project, including SK Reef, stand at 92.6 million tonnes containing 6.43 million ounces at a grade of 2.16 g/t 2PGE+Au, with additional 0.23% copper and 0.09% nickel. Total Inferred resources in addition to Measured and Indicated amount to 75.7 million tonnes containing 6.17 million ounces at a grade of 2.54 g/t 2PGE+Au, with additional 0.15% copper and 0.07% nickel.

Resource modeling is undertaken by experienced on-site personnel and Datamine software is used by the Arctic Platinum Project personnel to construct geological and grade models. Detailed interpretation of extensive geological data sets is utilised in the construction of the model solids.

Resource estimation for the Suhanko deposits and SK Reef deposits (Siika-Kämä and Nutturalampi) has been completed by Snowden of Australia. Datamine and Isatis software are used to prepare recoverable resource estimates using the Uniform Conditioning technique for the Suhanko deposits.

The SK Reef Siika-Kämä and Nutturalampi resources are estimated using Datamine and ordinary kriging by Snowden. The SK Kuohunki resource estimate was completed by SRK Consulting (Johannesburg) using Datamine and Isatis software to produce a Uniform Condition recoverable resource estimate.

Key Model parameters and characteristics are tabulated.

Parameter	Konttijärvi	Ahmavaara	SK – Siika - Kämä	SK – Nutturalampi	SK – Kuohunki
Mineralization Domains	8 vertically stratified domains	8 vertically stratified domains	5 vertically stratified domains	3 vertically stratified domains	5 vertically stratified domains

Interpretation Parameters	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au. Account also taken of relationships with Cu, Ni, and S	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au. Account also taken of relationships with Cu, Ni, and S	Geological and grade based domains Approx lower cut off 0.5g/t 2PGE+Au.	Geological and grade based domains Approx lower cut off 0.5g/t 2PGE+Au.	Geological and grade based domains Approx lower cut off 0.5g/t 2PGE+Au.

Average Mineralised widths in domains	Individual domains 5 to 20m true width. Average total mineralised package 45m	Individual domains 5 to 15m true width. Average total mineralised package 55m	SK Reef average 3m SK FW average 10m, over 3-4 surfaces	SK Reef average 3m SK FW average 10m, over 3-4 surfaces	SK Reef average 3m SK FW average 10m, over 3-4 surfaces

BlockPanel Size	25m EW, 25m NS, 4m vertical	50m EW, 50m NS, 4m vertical	10m EW, 10m NS, 4m vertical	10m EW, 10m NS, 4m vertical	50m EW, 50m NS, ore width or to
3m vertical

SMU Size	5m EW, 5m NS, 4m vertical	5m EW, 5m NS, 4m vertical	25m EW, 25m NS, 4m vertical	25m EW, 25m NS, 4m vertical	5m EW, 5m NS, ore width or to 3m vertical

Average Drill spacing	25m x 25m, upto 50m x 50m down to 10m x 10m	50m x 25m, upto 75m x 75m, down to 10m x 10m	100m x 50m, upto 100m x 200m down to 50m x 25m	100m x 100m, upto 100m x 200m down to 50m x 50m	100m x 100m, up to 100m x 200m down to 50m x 50m

Estiamtion Technique	Ordinary Krig with Uniform Condition post process	Ordinary Krig with Uniform Condition post process	Ordinary Krig with	Ordinary Krig with	Ordinary Krig with Uniform Condition post process

Composite Length	2m	2m	1m	1m	1m

Top Cuts Applied	Yes	Yes	Yes	Yes	Yes

Other Details	Geology and sample points unfolded prior to estimation. Estimate completed on unfolded data, then reverted to real space	Geology and sample points unfolded prior to estimation. Estimate completed on unfolded data, then reverted to real space			SK Reef modelled in 2D, grade and accumulation

Elements Estimated Individually	Pt, Pd, Au, Cu, Ni, S, Co, Pb, Zn	Pt, Pd, Au, Cu, Ni, S, Co, Pb, Zn	Pt, Pd, Au, Cu, Ni, S	Pt, Pd, Au, Cu, Ni, S	Pt, Pd, Au, Cu, Ni, S

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The following table sets forth the estimated measured, indicated and inferred mineral resources for the total Arctic Platinum Project resources, as calculated by Gold Fields, Snowden (for Konttijärvi and Ahmavaara, in August 2004 and for Nutturalampi and Siika-Kämä reefs in 2002 and 2003, respectively) and SRK Consulting (for Kuohunki reef, in July 2004). Details of the individual project areas follow after with relevant notes.

		Grade	Metal
	Tonnes	(g/t	(000’s oz	Individual Metal Grades
	(Mt)	2PGE+Au)	2PGE+AU)	(as of June 30, 2004)
Project	As of June 30, 2004			Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Total Arctic Platinum
Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
Indicated	54.0	2.03	3,522	1.52	0.37	0.14	0.23	0.09
Sub Total M & I	92.6	2.16	6,429	1.62	0.40	0.14	0.23	0.09
Inferred	75.7	2.54	6,173	1.93	0.50	0.10	0.15	0.07

The following table sets forth the estimated measured, indicated and inferred mineral resources for the Suhanko Project resources, as of June 30 2004, as calculated by Gold Fields and Snowden for Konttijärvi and Ahmavaara, in August 2004.

		Grade	Metal
	Tonnes	(g/t	(000’s oz	Individual Metal Grades
	(Mt)	2PGE+Au)(1)	2PGE+AU)	(as of June 30, 2004)
Project	As of June 30, 2004			Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Konttijarvi
Measured	19.3	2.45	1,524	1.81	0.51	0.13	0.17	0.08
Indicated	10.6	2.30	786	1.70	0.49	0.12	0.17	0.07
Total M & I	29.9	2.41	2,310	1.77	0.50	0.13	0.17	0.08
Inferred	8.9	2.06	593	1.54	0.41	0.11	0.17	0.04
Ahmavaara (2)
Measured	19.3	2.22	1,383	1.69	0.36	0.17	0.30	0.12
Indicated	25.1	1.72	1,387	1.30	0.26	0.16	0.28	0.10
Total M & I	44.4	1.94	2,770	1.47	0.31	0.16	0.29	0.11
Inferred	15.6	1.63	821	1.21	0.26	0.16	0.23	0.08
Ahmavaara East (2)
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	12.3	1.65	653	1.23	0.29	0.14	0.23	0.08
Total M & I	12.3	1.65	653	1.23	0.29	0.14	0.23	0.08
Inferred	7.8	1.55	391	1.15	0.26	0.13	0.23	0.08
Total Suhanko (3)(4)
Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
Indicated	47.9	1.83	2,826	1.37	0.32	0.14	0.24	0.09
Total M & I	86.6	2.06	5,732	1.54	0.37	0.15	0.24	0.09
Inferred	32.4	1.73	1,806	1.29	0.31	0.14	0.21	0.07

(1)	A cut-off grade of 1.0 g/t 2PGE+Au was used for reporting resources for combined Suhanko and SK Reef above 100 metres depth, and 2.0 g/t for SK Reef deeper than 100 metres.

(2)	Ahmavaara and Ahamavaara East form a contiguous resource along strike, and are reported individually to maintain an historical context, where they were previously separate.

(3)	Snowden completed the resource estimates for the Suhanko resources to JORC Code standards and signed as Independent Competent Persons, completing the CPR as per NI 43-101.

(4)	Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

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The following table sets forth the estimated indicated and inferred mineral resources for the SK Reef Project resources, as calculated by Gold Fields, Snowden (for Nutturalampi and Siika-Kämä reefs in 2002 and 2003, respectively) and SRK Consulting (for Kuohunki reef, in July 2004).

		Grade	Metal
	Tonnes	(g/t	(000’s oz	Individual Metal Grades
	(Mt)	2PGE+Au)(1)	2PGE+AU)	(as of June 30, 2004)
SK Project(2)	As of June 30, 2004			Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
SK Reef
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Total M & I	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Inferred	20.0	4.15	2,671	3.17	0.90	0.09	0.11	0.11
SK Reef Footwall
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Total M & I	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Inferred	23.3	2.26	1,696	1.76	0.44	0.06	0.09	0.05
Total SK Reef(3)(4)
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Total M & I	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Inferred	43.3	3.14	4,367	2.41	0.65	0.07	0.10	0.08

(1)	A cut-off grade of 1.0 g/t 2PGE+Au was used for reporting resources as potential open pit less than 100m below surface. A 2.0 g/t 2PGE+Au cut-off grade is applied to all resource greater than 100m below surface, representing potential Underground resources.

(2)	The SK Reef deposits comprise of the individual Siika-Kämä, Kuohunki and Nutturalampi resources

(3)	Snowden completed the resource estimates for the Siika-Kämä and Nutturalampi resources to JORC Code standards and signed as Independent Competent Persons, as per NI 43-101. SRK Consulting South Africa completed the Kuohunki resource estimate to SAMREC standards. This estimate is certified by SRK Consulting and included in Snowden’s CPR for the project.

(4)	Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

11. ROYALTIES

IAMGold holds active and inactive royalty interests on mineral properties located in the Americas and Africa.

Royalties are typically in the form of net smelter return (“NSR”) royalties, but may also be net profit interest (“NPI”) royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

11.1	Significant Royalty Interests

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of material mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. Following the completion of the Transaction, the Lac de Gras Royalty and the Williams Royalty will not be considered material mineral projects within the meaning of NI 43-101. Information regarding these royalties is available in documents filed on SEDAR, in the case of the Lac de Gras Royalty, by Aber Diamond Corporation (“Aber”), a public company listed on the TSX, and in the case of the Williams Royalty, by either Teck Cominco Limited (“Teck Cominco”), a public company listed on the TSX, or Barrick, a company listed on the TSX and the NYSE.

The following is a description of IAMGold’s royalty interests. Following the completion of the Transaction, such royalty interests will be held by Gold Fields International.

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11.2	Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

IAMGold holds a 1% royalty (the “Lac de Gras Royalty”) in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the “Lac de Gras Claims”) in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the “Diavik Project”) in which Aber Diamond Corporation (“Aber”) owns a 40% interest and Diavik Diamond Mines Inc. (“DDM”), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGold) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

The following technical data, including mineral resource and mineral reserve tables, have been extracted from Aber’s annual information form dated June 9, 2004 on pages 15 through 29 and from Aber’s other public disclosure. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

The Diavik Project is located approximately 300 kilometres northeast of Yellowknife, Northwest Territories. The area has few communities and a harsh climate with average annual temperatures of minus 12 degrees Celsius, although operations are conducted year round. Access to the site is by aircraft to a 1,600 metres airstrip and a 425 kilometres ice road from Yellowknife, which is typically in operation during the period from February to March.

The mineral resource at the Diavik Project is hosted within four kimberlite pipes located at Lac de Gras. The four kimberlite pipes are commonly referred to as A154 South, A154 North, A418 and A21. Three of the four kimberlite pipes were discovered in 1994 while the fourth was discovered in 1995. The kimberlites are Eocene aged volcanic complexes, hosted by late Archaean aged granitoid and metasedimentary rocks of the cratonic Slave Structural Province. The Archaean aged rocks are intruded by at least five Proterozoic diabase dyke swarms with the kimberlite diatremes cutting both the Archaean and Proterozoic aged rocks.

The kimberlite pipes occur as steeply inclined to vertical cone-shaped intrusions with roughly circular to elliptical surface expressions which cover an area of less than two hectares. Mineralization within the kimberlite pipes comprises three broad classes, namely hypabyssal kimberlite, volcanic and epiclastic kimberlite and zenoliths. Diamonds occur within all kimberlite classes most commonly as disaggregated xenocrysts.

The four kimberlite pipes have undergone mini-bulk sampling involving the extraction of large diameter core samples to determine diamond grades. The pipes have also been delineated by drilling to a depth of at least 400 metres. Pipe A154 South and A418 have been bulk sampled by underground excavation.

The following table sets forth the estimated mineral reserves for the Diavik Project as of May 2000:

	Tonnes	Grade	Diamonds
Category	(Mt)	(carats/t)	(Mcarats)
Proved	13.5	4.6	61.7
Probable	12.2	3.7	44.9
Total mineral reserves (1)(2)	25.7	4.2	106.7

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on mineral reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)	Mineral reserves were calculated using average diamond values of $65 per carat.

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The following table sets forth the estimated measured and indicated mineral resources, including reserves, and inferred resources for the Diavik Project, as of May 2000:

	Tonnes	Grade	Diamonds
Category	(Mt)	(carats/t)	(Mcarats)
Measured	13.0	4.8	62.4
Indicated	18.1	3.4	61.5
Total measured and indicated mineral resources(1)(2)	31.1	4.0	123.9
Inferred mineral resources(1)(2)	6.3	2.4	15.1

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on mineral reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)	Using the JORC Code to a depth of 420 metres. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Diavik Project’s kimberlite pipes are located in shallow water and as such, dikes are used to provide access to the pipes and to create a safe working environment. The mine plan proposes open pit mining of all four kimberlite pipes. Pipes A154 South and A418 are also to be mined from underground. Based on a feasibility prepared by the manager of the Diavik Project, with results released by Aber in 1999, production is estimated at rates of 1.5 Mtpa. Pipe A154 would be mined for the first 10 years as an open pit. Pipe A418 would commence production in 2010 and continue to 2022. Pipe A21 would be mined between 2013 and 2019. Underground production from pipe A154 South is forecasted between 2015 and 2019.

The Diavik Project is subject to environment requirements and conditions at both the federal and territorial levels. Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services.

The construction of the mining complex at the Diavik Project was completed in 2002 with initial production from the A-154 pit beginning in November 2003.

As of December 31, 2003, IAMGold has received royalty revenue of US$2.1 million. The Lac de Gras Royalty represented $48.3 million on the consolidated balance sheet of IAMGold at December 31, 2003.

11.3	Williams Royalty — Ontario, Canada

IAMGold owns 720 units of The Williams Royalty Trust (the “Williams Trust”), which has a 1% NSR royalty (the “Williams Royalty”) on the minerals recovered from the Williams mine (the “Williams Mine”). The Williams Mine is owned 50% by Barrick and 50% by Teck Cominco Limited (“Teck Cominco”). There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is, and, upon the completion of the Transaction, Gold Fields International will be, entitled to receive 72% of the Williams Royalty payments.

The following technical data, including mineral resource and mineral reserve tables, have been extracted from Teck Cominco’s annual information form dated February 20, 2004 on pages 43 and 44 and from Teck Cominco’s 2003 annual report filed on SEDAR on April 1, 2004 on pages 24, 62 and 63. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo district of Ontario. The mine operates throughout the year and the mill located at the Williams Mine processes ore from both the Williams Mine and the nearby David Bell Mine. Power for the operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available if required. Water requirements are sourced from Cedar Creek, and mine personnel live in nearby areas with the majority in Marathon, Ontario.

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The Williams Mine is located at the western end of a small east-west trending Archean Greenstone Belt known as the Hemlo zone and covers a surface area of approximately 270 hectares. The total length of the Hemlo zone covering three mines in the area, including the Williams mine, is over three kilometres. The orebody at the Williams mine dips north at 60-70 degrees with widths varying from one metre to 45 metres.

The following table sets forth the estimated mineral reserves for the Williams Mine as of December 2003:

	Tonnes	Grade	Gold
Category	(Mt)	(carats/t)	(Moz)
Proved	17.2	3.0	1.6
Probable	12.3	2.7	1.1
Total mineral reserves (1)(2)	29.5	2.9	2.7

(1)	Classification of mineral reserve is consistent with the classification system prescribed in NI 43-101.

(2)	Mineral reserves were calculated using gold price of US$325 per ounce.

The following table sets forth the estimated measured and indicated mineral resources, excluding mineral reserves, and inferred mineral resources for the Williams Mine, as of December 2003.

	Tonnes	Grade	Gold
Category	(Mt)	(carats/t)	(Moz)
Measured	1.7	2.5	0.1
Indicated	2.7	2.3	0.2
Total measured and indicated mineral resources(1)	4.4	2.4	0.3
Inferred mineral resources(1)	7.2	2.2	0.5

(1)	Classification of mineral resources is consistent with the classification system prescribed in NI 43-101. The mineral resource estimates above are reported separately from and are not aggregated with estimated mineral reserves. Mineral resources do not have demonstrated economic viability. Totals may not add due to rounding.

The Williams Mine is primarily an underground operation with some open pit mining and has been operating since the fall of 1985. The underground mine is accessed by a 1,300 metres production shaft and mining being carried out by longhole stoping with delayed cemented rock backfill.

The Williams Royalty represented US$5.4 million on the consolidated balance sheet of IAMGold at December 31, 2003.

11.4	Other Royalty Interests

IAMGold owns and, following the completion of the Transaction, Gold Fields International will own, the following royalty interests.

El Limón Royalty — Nicaragua: A 3% NSR on the El Limón property located in the Limón Mining District of Nicaragua (the “El Limón Property”) approximately 100 kilometres northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limón Property.

Magistral Royalty — Mexico: A sliding scale NSR royalty on the Magistral property in Mexico (the “Magistral Property”) calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral Property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX.

Don Mario Royalty — Bolivia: A 3% NSR royalty on the Don Mario gold-copper property located 70 kilometres northeast of the village of San Juan in the province of Santa Cruz, Bolivia (the “Don Mario Property”). The Don Mario Property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

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Vueltas del Rio Royalty — Honduras: A 2% NSR royalty from various properties located in northwestern Honduras (collectively, the “Vueltas Properties”) held indirectly by Geomaque Explorations Ltd., a public company listed on the TSX. Royalty payments received in respect of base metals produced from the Vueltas Properties must be paid to a third party. In the case of gold, the royalty rate increases by 1% for each US$100 increase in the price of gold per ounce above US$400 per ounce to a maximum rate of 5%.

Dolores Royalty — Mexico: A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

Joe Mann Royalty — Canada: A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1.5% when the price of gold is US$325 per ounce or greater, increasing by one basis point for every US$1.00 increase in the price of gold above US$325 per ounce to a maximum rate of 2%. Once Cdn$500,000 has been received under the 1.5% royalty rate, the royalty rate will be reduce to 1% when the gold price is US$350 per ounce or greater.

11.5	Miscellaneous Royalties

IAMGold holds and, upon completion of the Transaction, Gold Fields International will hold, a number of inactive royalties that are not reflected on its consolidated balance sheet of IAMGold at December 31, 2003. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

The following table reflects the gross royalties recorded by IAMGold over the last three years:

				6 months to
	12 months to December 31			June 30,
Royalty (US$’000)	2001	2002	2003	2004
Lac de Gras	–	–	2,134	2,508
Williams	737	768	1,050	458
El Limón	535	534	473	244
Magistral	–	–	90	72
Don Mario	–	–	182	140
Vueltas del Rio	–	223	323	163
Joe Mann	–	13	252	124

TOTAL	1,272	1,538	4,504	3,709

12. EXPLORATION PROJECTS

Gold Fields has an interest in numerous exploration properties managed through four regional offices: Oxford (covering African and Eurasia), Perth (covering Australiasia), Denver (covering North America) and Santiago (covering South America). IAMGold has interests in various exploration properties. Set out below is a description of the interests which will, following completion of the Transaction, be held by Gold Fields International, being:

(a) those interests in exploration projects contributed by Gold Fields pursuant to the Transaction; and

(b) those interests currently held by IAMGold.

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13. INTERESTS IN EXPLORATION PROJECTS CONTRIBUTED BY GOLD FIELDS

13.1	Burkina Faso

Essakan Joint Venture

The Essakan exploration project (the “Essakan Project”) is located in the north eastern part of Burkina Faso in West Africa. Gold Fields, through its subsidiary Orogen, subscribed for 2.5 million shares of Orezone Resources Inc. (“Orezone”) at Cdn$0.20 per share (Cdn$500,000) for the exclusive right to joint venture the Essakan Project in July 2002. Gold Fields can earn 50% of the Essakan Project by spending US$8 million over five years (minimum of US$1 million per year). Gold Fields can earn a further 10% (total 60%) by completing a bankable feasibility study (“BFS”). After the BFS, Orezone can either participate pro-rata or it can allow Gold Fields to arrange project finance for an additional 10% (total 70%).

The target on the Essakan Project is a resource that is located in several orebodies and that is possibly mineable by open cast methods, with grades in excess of 2.5 g/t at low (<3:1) stripping ratios within proximity to a central milling facility. The geologic model is a Birimian orogenic disseminated gold deposit. A shallow underground resource would also be considered if adequate grade over mineable widths are discovered.

The following table sets forth the expenditures and the uses of funds at the Essakan Project:

Date	Expenditure		Use of Funds
March 2002	US$	300,000	Secured the right to joint venture with subscription in Private Placement.
July 2002 – June 2003	US$	1,000,000	Acquired airborne geophysics, completed regolith mapping, regional and some follow up geochemical survey on 15 new targets identified, scout RC drilling on Essakan North, Bom Kodjélé, Tassiri and Falagountou targets, limited drilling to confirm style, geometry and orientation of mineralization at Essakan Main target.
July 2003 – June 2004	US$	1,632,000	Completed very extensive and aggressive planned drilling and ground geophysics programs. Positive results highlighted potential for increasing the resource at Essakan Main, identified significant additional resource potential at Essakan North, Falagountou and Sokadie as well as potential for low-grade, high tonnage heap leach potential at Gossey and Korizena.
July 2004 – present	US$	1,313,753	Commenced follow-up drilling on Essakan Main Zone (the “EMZ”), including infill and extension along strike and down dip of the current modelled resource, definition and extension drilling at Sokadie, Falagountou and Gossey. Completed first pass metallurgical test work.

TOTAL	US$	4,245,753

April 2004 drilling to test the down plunge extension of the oreshoot at Essakan Main has yielded significant results, including: 36 metres at 23 g/t, 11 metres at 7.4 g/t, 30 metres at 2.99 g/t, 18 metres at 3.59 g/t and 18 metres at 11.69 g/t. These results indicate the potential for a significant increase in resources at the EMZ. At Falangountou, drilling has extended potential over 400 metres, still open to the south. Detailed drilling has confirmed the initial success at Essakan North, Sokadie, Gossey and Korizena.

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On August 3, 2004 Gold Fields and Orezone announced an increase in the resource estimate for the EMZ:

–	Indicated Resources: 30.5 million tonnes at 1.95 g/t for a total of 1.9 million ounces (cut-off 1.0 g/t).

–	Inferred Resources: 4.4 million tonnes at 2.00 g/t for a total of 0.3 million ounces (cut-off 1.0 g/t).

The resource numbers were increased from those previously reported (Indicated: 18.9 million tonnes at 2.14 g/t for a total of 1.3 million ounces; and Inferred Resources: 5.2 million tonnes at 1.8 g/t for a total of 0.29 million ounces, both at a 1.0 g/t cut off) and are the result of geological re-modelling and subsequent revision of resource estimates after drilling confirmed a north north-east plunging high-grade core to the EMZ. The higher grade zones exhibit reasonable continuity in longitudinal section and can be correlated from section to section. Additional drilling along extensions of these higher grade zones is expected to further enhance resources.

Preliminary metallurgical test work was carried out on composite saprolitic and fresh arenite-hosted ore from the EMZ. Overall recoveries for both fresh and saprolitic ore were very good (>95%), with a high proportion of the gold reporting to a gravity concentrate and the remainder being extracted by CIL with favourable kinetics. A high nugget effect was highlighted and this will be addressed in any further resource estimation work as well as future metallurgical test work.

13.2	Ghana

Bibiani Project

The Bibiani exploration project (the “Bibiani Project”) is located in Western Ghana in the Bibiani Gold Belt. In March 2001, Gyata Exploration Limited (“Gyata”), an indirect wholly-owned subsidiary of Orogen, acquired a 100% interest in the Bibiani Reconnaissance Licence from Anmercosa Exploration (Ghana) Ltd. (“Anmercosa”), a subsidiary of Anglo American plc, for a cash payment of US$200,000 and a 2% royalty on the NSR. An additional US$200,000 was paid to acquire Anmercosa’s Ghanaian exploration database.

The target on the Bibiani Project is a Birimian orogenic gold deposit that is mineable by open cast methods. The target is located in several orebodies, similar to Newmont’s multiple deposits making up its Ahafo project, which is also located in the Bibiani Belt.

The following table sets forth the expenditures and the uses of funds at the Bibiani Project:

Date	Expenditure		Use of Funds
June 2001 – February 2002	US$	388,600	Completed regional soil geochemistry over the 15 identified targets and followed up with infill on four of the priority targets, identifying Mampehia and Tanoso Prospects for drilling.
March 2002 – September 2002	US$	553,000	Completed Phase one scout RC drilling over Mampehia and Tanoso with results showing potential strike extent of 2.5 kilometres and 7 kilometres of potential, respectively. Added three more regional targets for follow up, including Bomaa.
October 2002 – December 2003	US$	794,240	Completed soil geochemistry programs and Phase 2 and 3 RC drilling at Mampehia and Phase 2 at Tanoso. Added Kukuom, Mampehia East and Akrodie properties to the Bibiani Project.
January 2004 – present	US$	2,234,760	Aggressive diamond and RC drilling campaigns commenced at Tanoso (Phase 3), Bomaa (Phase 1) and Mampehia (Phase 4). To date 434 diamond drill and RC drill holes for 35,355 metres have been completed at Mampehia, 86 RC drill holes at Tanaso for 5,485 metres and 15 RC drill holes at Bomaa for 916 metres.

TOTAL	US$	3,970,600

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By July 2004, an aggressive drilling campaign was completed on the Mampehia, Tanoso and Bomaa prospects. Results at Tanaso returned low-grade intersections over reasonable widths, while results at Bomaa were disappointing. Phase 4 drilling at Mampehia achieved additional significant intersections.

13.3 Guinea

Mansounia Project

The Mansounia joint venture project (the “Mansounia Project”) is located in east central Guinea. Gold Fields, through its subsidiary Gold Fields Guinea (BVI) Limited (“GF Guinea”), committed to US$200,000 in exploration spending, on acceptance of an Indicative Offer by Afminex Ltd (“Afminex”), an Australian Stock Exchange listed company, during May 2003. GF Guinea, Afminex, N’Famoussa Kaba and Siaka Kaba subsequently entered into a farm-in and exploration joint venture agreement in March 2004 in respect of the Mansounia Project, which secured for Gold Fields the exclusive right to earn a 60% undivided interest in the property by spending US$1.5 million over three years. Gold Fields can earn an additional 8% undivided interest (for a total 68%) by completing a BFS, subject to a maximum expenditure commitment of US$6.0 million. If Afminex and its local partners, N’ Famousa Kaba and Siaka Kaba, elect not to contribute their pro-rata costs to development, they would dilute to an aggregate 8% net profits interest (NPI), leaving Gold Fields with an 85% interest and the Government of Guinea with a 15% free carried interest.

The target on the Mansounia Project is a resource that is most likely located in several orebodies, and is most likely similar to other Birimian orogenic gold deposits. Target analogues include Sadiola, Morila, Tongon and Siguiri all located in West Africa.

The following table sets forth the expenditures and the uses of funds at the Mansounia Project:

Date		Expenditure	Use of Funds
September 2003 – November 2003			US$85,250 Refunded Afminex for spend on geochemical sampling since March 2003 in accordance with agreements, and set up logistics in country. An airborne geophysical survey contract was concluded.
December 2003 – January 2004	US$	138,700	Completed 2,878.5 metres of rotary air blast (RAB) drilling over a portion of the main geochemical anomaly.
February 2004 – present	US$	326,600	Phase 2 follow up RC drilling comprising 38 RC holes for 3,252 metres was completed before being stopped by the onset of the rainy season. The remainder of the 10,300 metres program will be completed as soon as conditions permit access.

TOTAL	US$	550,550

By July 2004, a helicopter-borne geophysical survey over a selected portion of the licence was completed, as was a first pass soil geochemistry over a target zone which defined gold anomalism over five kilometres of strike length. The anomaly was tested through a rotary air blast drilling program and this testing confirmed a wide (50 metres – 150 metres) low-grade (>0.5 g/t) saprolite anomaly coincident with a structure along the contact between intermediate lavas and vocanoclastics. This target has been the focus of follow-up RC drilling which was curtailed by the onset of the rainy season. In addition, the geophysical work highlights a zone of magnetic destruction coincident with a northwest trending structure that is being extensively worked by artisanal miners.

13.4 Italy

Monte Ollesteddu Joint Venture

The Monte Ollesteddu project (the “Monte Ollesteddu Project”) is located on the south eastern part of the island of Sardinia. The project was owned by Gold Mines of Sardinia Plc. (“GMS”) which merged with Medoro Resources Limited to become Medoro Resources Limited. Previous attempts to explore the Monte Ollesteddu Project (by Homestake Mining Company in a joint venture with GMS) were hindered by difficulties in obtaining permits to drill and work within a military reserve which surrounds the Monte Ollesteddu Project. In March 2004, Gold Fields, through Orogen, entered into an option, assignment and assumption agreement with Bolivar Gold Corp (“Bolivar”) by which Gold Fields became entitled to certain of the rights of Bolivar to the Monte Ollesteddu Project, which are governed under a separate agreement with GMS. The agreement, between Bolivar and Orogen, provides that Orogen can earn a 40% interest in Bolivar’s joint venture with GMS, which holds the Monte Ollesteddu Project, by sole funding all exploration costs and by completing a pre-feasibility study within a six year period, and an additional 20% interest in the Monte Ollesteddu Project by completing a BFS. An amount of US$50,000 is payable to Bolivar on signing the joint venture agreement. As part of this arrangement, Gold Fields acquired 10 million Medoro shares at Cdn$0.35 per share for a total consideration of Cdn$3.5 million.

The following table sets forth the expenditures and the uses of funds at the Monte Ollesteddu Project:

Date	Expenditure		Use of Funds
Fiscal 2004	US$	3,596,761	Placement completed and five month exploration budget for US$895,310 to cover 3,000 metres of Phase 1 drilling and extension to surface sampling at the project by end fiscal 2004.
Fiscal 2004	US$	500,000	Approval for funding approved to fund ongoing drill program.

TOTAL	US$	4,096,761

Drilling commenced at the Monte Ollesteddu Joint Venture during August 2004 and was terminated on September 17, 2004, so that drilling equipment could be removed and drill sites rehabilitated by September 24, 2004, the date stipulated by the Italian military authority in Rome. During the five weeks that drilling was permitted, 12 diamond drill holes and six short RC boreholes were completed for a total of 2,138 metres. Sample submittal to the SGS Lakefield Research Africa (Pty) Ltd has been slow due to the hard nature of the rock, which has slowed the core cutting necessary for sampling. Four drill machines were deployed to ensure that the program was well advanced before September 24, 2004. The initial Phase 1 program provided for 3,000 metres of diamond drilling and was designed to provide a clear understanding of the geometry of the mineralized structures. All drill holes to date have intersected encouraging widths of quartz-sulphide veining and several occurrences of visible gold were observed (assays are outstanding).

13.5 Indonesia

Nabire Bakti Joint Venture

Gold Fields’ interests in the Nabire Bakti joint venture (the “Nabire Bakti Joint Venture”) are held via wholly owned subsidiaries Felstone Investments Pty Ltd. (“FIPL”) and Minsaco Exploration Pty Ltd. The project was transferred to Gold Fields following the 1998 merger between Gencor and Gold Fields of South Africa Ltd. which results in the formation of Gold Fields. In December 1991, the PT Nabire Bakti Mining joint venture Contract of Work, which covers an area of 824,581 hectares in West Papua, Indonesia, was signed, with ownership ratios of the Nabire Bakti Joint Venture at 90% for the foreign partners (EGPL) and 10% for the local partner, PT. Dharma Bakti Cirendeu. The foreign ownership entity, EGPL, involved Gencor entering into a joint venture deal with BGMR, then termed Lasource (now COGEMA) and Newcrest. Gencor spent US$25,472,966 prior to 1998, earning-in to a majority interest in the foreign portion (90%) of the Nabire Bakti Joint Venture. Following the Gencor-Gold Fields merger, Freeport McMoran and RTZ entered the project with Gold Fields jointly buying out Lasource/COGEMA’s interest in EGPL, spending US$4,561,444 to acquire its share of Lasource holding.

Since 1999 Freeport/RTZ has acted as operator through their service company PT. Mineserve International and as at the end of December 2003, the total project spend (Gencor, Gold Fields and Freeport) stood at US$56 million resulting in current ownership of the Nabire Bakti Joint Venture residing with Rio Tinto (24.0%), Freeport McMoran Copper & Gold Inc (36.1%), and Gold Fields (39.9%), held through FIPL, and PT. Dharma Bakti Cirendeu (10%). Freeport-RTZ is currently earning a 70% interest in EGPL’s 90% holding in the Indonesian company, Nabire Bakti Joint Venture, by spending towards a required US$21 million earn-in commitment. All expense since the 2000 commencement of a “suspension of CoW” has been limited to annual holding costs taxes.

The Nabire Bakti Joint Venture is now in its final “Feasibility Stage” and the three required phases of relinquishment have been completed resulting in a reduction of the total area held to 199,504 hectares. Since late 1999, the Nabire Bakti Joint Venture has been under suspension due to continued security concerns in West Papua. The project comprises two main exploration areas known as Block I and Block II, located in the Central Highlands, west of the Grasberg deposit. The Nabire Bakti Joint Venture targets porphyry copper-gold, skarn copper-gold, high sulphidation copper-gold and replacement gold style targets.

Within Block II, the Komopa-Dawagu region hosts the only large magnetic anomaly in all of West Papua that is similar in size and intensity to the Grasberg anomaly. The Komopa-Dawagu systems are situated at the intersection between northeast and east south-east structures, which is identical to the structural orientation that controls Grasberg. In addition, several high sulphidation targets occur along a prominent northeast structure and are designated as the Ipowo, Komopa Lithocap and Komopa Limestone targets. The Ipowo targets are an advanced argillic alteration system identified by mapping and interesting narrow gold drill intercepts. All of the high sulphidation targets have been tested only with limited drilling and a number of significant gold geochemical anomalies peripherial to the main intrusive centres require follow-up and drilling. The Komopa Porphyry is a subvolcanic intrusion with an associated, well-defined circular hydrothermal alteration system. At Komopa, exploration is focussed on finding additional higher grade resources or large extensions of the known system. The Dawagu Porphyry to the east offers a variety of exploration targets, including skarns, porphyry stockwork mineralization in the centre of the system, and epithermal mineralization in the overlying epiclastic rocks. Drilling indicates that the alteration system associated with the New Guinea Limestone skarns is open to the east.

To date, 301 diamond holes have been drilled totalling 53,000 metres. An in-situ estimated geologic resource for the Dawagu Prospect is approximately 372 million tonnes at 0.5% copper equivalent, while the Komopa Prospect is approximately 363 million tonnes at 0.5% copper equivalent (cut off grade of 0.3% copper equivalent). At current metal prices, and considering the development costs associated with a frontier region like West Papua, the mineralization identified so far lacks the size and grade to be economically significant.

The following table sets forth the expenditures and the uses of funds at the Nabire Bakti Joint Venture:

Date		Expenditure	Use of Funds
Pre 1998	US$	25,472,966	Funds expensed by Gencor prior to merger with Gold Fields of South Africa Ltd. to form Gold Fields.
1999	US$	3,949,444	Gold Fields bought out then partner, Lasource, and introduced Rio Tinto & Freeport McMoran Copper & Gold Inc as new joint venture partners.
1999	US$	612,000	Cash payment to Lasource as part of above deal, this cash payment not included in earn-in calculations.

TOTAL	US$	30,034,410	Current – earn-in partners contributing, no expense to Gold Fields.

13.6 Australia

Central Victoria Joint Venture

This project (the “Central Victoria Project”) is situated in central Victoria, Australia and consists of two separate joint ventures between Gold Fields, through its subsidiary Gold Fields Australasia Pty Ltd (“GFA”), and two junior companies, Range River Gold N.L. (“Range River”) and Pacrim Energy (Malanti Pty Ltd), together with one tenement held 100% by GFA (EL4742). Gold Fields can earn a 75% project interest in the joint venture tenements by spending AU$2 million in exploration on Range River’s Summerfield project (the “Summerfield Project”) and by spending AU$2.5 million in exploration on Malanti’s Fosterville East Project, both over a four-year time frame. Kenley Investments Pty Ltd has a free 5% carried interest in the Summerfield Project.

The Central Victoria Project targets an Ordovician sediment hosted orogenic gold deposit under shallow cover and along the strike of the Central Victorian gold fields that produced over 50 million ounces. Analogues to this style of deposit include Fosterville, Bendigo, Stawell and Ballarat.

The following table sets forth the expenditures and the uses of funds at the Central Victoria Project:

Date	Expenditure		Use of Funds
May 2003 – present	AU$	561,000	Approval for Expenditure approved May 30, 2003, aimed at definition of significant gold anomalies for bedrock testing.
TOTAL	AU$	561,000

Currently forecasting a new budget for AU$750,000 to drill test anomalies.

First pass soil sampling on areas of predicted shallow cover has been completed on Fosterville East JV (EL 4553-54) (“Fosterville East”) and 100% Gold Fields ground, followed by air core drill testing of coincident soil and conceptual targets on Fosterville East and Gold Fields ground. This drilling identified a 1.3 kilometres long gold anomaly on the 100% Gold Fields tenement, the Lockington Prospect, which is the subject of current in fill and extension drilling.

Crush Creek Joint Venture

The Crush Creek joint venture (the “Crush Creek Project”) is situated in northeast Queensland, Australia. In April 2002, following evaluation and drill testing by Gold Fields, through its wholly owned subsidiary Gold Fields Australasia Pty Ltd (“GFA”), a decision was made to divest the Crush Creek Project to Conquest Mining Limited (“Conquest”), an Australian Stock Exchange listed company. An agreement was entered into between Coquest and GFA which resulted in Conquest taking a 40% stake in the Crush Creek Project in return for six million full paid ordinary shares and six million options of Conquest, together with AU$300,000 in cash. Conquest may, in terms of the agreement, earn an additional 40% equity through funding AU$1.28 million and the transfer of an additional AU$120,000 in Conquest stock to Gold Fields before May 2005.

Conquest is targeting Pajingo-style mineralization in the form of multiple high-grade epithermal vein targets. As at May 2004, Conquest had spent AU$900,000.

The following table sets forth the expenditures and the uses of funds at the Crush Creek Project:

Date	Expenditure		Use of Funds
July 2000	AU$	1,000,000	Gold Fields purchased project from Resolute Mining (Resolute total project expenditure AU$750,000). Earlier work by CRA Exploration, MIM Exploration and Battle Mountain.
July 2000 – May 2002	AU$	2,200,000	GFA completed regional targeting, prospect follow-up and drill tested priority targets. Early 2002 decision to divest asset.
May 2002 – present		Nil	Conquest continues work, having spent AU$900,000.

TOTAL	AU$	3,200,000

East Lachlan Alliance

The East Lachlan Alliance project (the “ELA Project”) is situated in New South Wales, Australia. The ELA Project joint venture agreement, signed in May 2004, is designed to focus on project generation activities, with partner Geoinformatics Exploration Pty Ltd (“Geoinformatics”) and its subsidiary Clancy Exploration Pty Ltd, applying cutting edge data analysis techniques in conjunction with input from Gold Fields via its subsidiary, GFA. Gold Fields is committed to spend AU$1 million on the ELA Project over a period of 30 months, equalling Geoinformatics’ prior expenditure, and earning it the right to select and then operate high quality targets generated by the team. At each selected project, Gold Fields can then earn 75% by spending the first AU$1 million on exploration. Gold Fields can also move to a 100% interest giving a 2.5% NSR royalty to Geoinformatics under certain financing scenarios.

The ELA Project covers fifteen 1:250,000 map sheets but can be expanded should the partners wish. On all targets generated, but subsequently not selected by Gold Fields, Gold Fields retains a back-in right to earn 60% by compensating twice the previous expenditure by either Geoinformatics or a new third party.

The following table sets forth the expenditures and the uses of funds at the ELA Project:

Date	Expenditure		Use of Funds
April 2004			Approval for expenditure approved for AU$500,000.
July 2004 – present	AU$	500,000	Funding of collaborative generative effort with Geoinformatics as manager.

TOTAL	AU$	500,000

The ELA Project will target Ordovician-aged alkali porphyry gold-copper deposits similar to Cadia-Ridgeway (23 million ounces) and Cowal (5 million ounces), as well as disseminated orogenic gold deposits as a secondary target.

13.7 China

Fujian Joint Venture

Gold Fields, through its subsidiary Gold Fields Fujian (BVI) Ltd, has set up a new foreign joint venture company with Fujian Zijin Investment Co. Ltd (“Zijin”), owner/operator of the People’s Republic of China’s largest single gold mine, Zijinshan. The joint venture is aimed at exploration for similar style high-sulphidation epithermal gold-copper deposits in the remainder of Fujian province, China, and also allows the two companies to co-operate elsewhere in China. Gold Fields will contribute US$500,000 as part of the initial capital contribution to the joint venture company, earning 60% as a result. No expenditure has been incurred to date, as the new joint venture company is still progressing through the business approval process in China.

Shandong Generative Joint Venture

Gold Fields, through its wholly-owned subsidiaries Gold Fields China (BVI) Ltd and GFA, entered into a 50:50 joint venture with Sino Gold Limited (“Sino Gold”), an Australian Stock Exchange listed company, in October 2002. The unincorporated joint venture is operated from an exploration office in the Chinese city of Qingdao, Shandong province, and is aimed at project generation and business development activities in the well-endowed Jiaodong gold field, China’s highest gold production region. Gold Fields has contributed just under AU$1 million to the exploration running costs of this joint venture program. The agreement provides that once an exploration target has been identified, Orogen will enter into a shareholders agreement with Sino Gold, incorporating a special purpose vehicle in the British Virgin Islands, which will then acquire shares in or establish a Chinese company, which will hold the title to exploration tenements to be explored in China.

Both companies have pre-emptive rights if one party wishes to divest. The collaboration has delivered two active projects to date, the Shandong Heishan Ludi Joint Venture (the “SHL JV”) and the Shandong Zhengyuan Joint Venture (the “SZ JV”), described below:

Shandong Heishan Ludi Joint Venture

As a result of the arrangement described above, Gold Fields, through its wholly-owned subsidiary Orogen, has entered into a shareholders deed with Sino Gold regulating their activities in relation to the Shandong Heishan Ludi Property. Pursuant to such shareholders deed, Sino Gold Fields SPD Limited has been incorporated, which entity is owned 50:50 by Gold Fields and Sino Gold. Gold Fields has the right to increase its interest up to a maximum of 80% in any project generated via two mechanisms:

•	Following expenditure of AU$4 million, a once only election to earn an extra 30% by funding 100% of project expenditure. Funds advanced to be recouped through 90% of Sino Gold’s share of cash flow from commercial production.

•	Following completion of the BFS or AU$15 million in expenditure, Gold Fields can elect to earn an extra 25% by funding Sino Gold’s share of development.

The SHL JV is a co-operative joint venture split 70:30 between Sino Gold Fields SPD (BVI) Ltd (“SGFSPD”) and the Shandong Bureau of Geo-Mineral Exploration and Development (“SBGMR”). The company formed by the SHL JV is called Shandong Sino Gold Fields Ludi Ltd (“SSGFLL”) and is a fully approved and licensed Sino Foreign Joint Venture under China’s foreign direct investment laws and regulations.

The equity share of Gold Fields in the SHL JV is 35% and Gold Fields retains the right to increase its share, as described above. Under the SHL JV articles, both Sino Gold and Gold Fields are each required to contribute half of US$991,000 towards a total capital investment of US$1,415,000 during the first exploration phase. SBGMR has contributed the exploration licenses, representing 30% of the equity in SSGFLL.

The following table sets forth the expenditures and the uses of funds at the SHL JV:

Date	Expenditure		Use of Funds
May 2004			Approval for expenditure approved for US$189,390.
July 2004	US$	60,000	Business registration and initial geophysical testing.
August 2004	US$	90,100	Drill testing of chargeability anomaly.

TOTAL:	US$	150,100

The SHL JV exploration program is focussed on the Heishan tenement, located four kilometres along a strike to the northeast of the Taishang deposit (3 million ounces), a blind alteration style orogenic gold deposit hosted on the Potouqing Fault. The target zone is 2.3 kilometres long and 20 metre-140 metres wide. Previous work by SBGMR intersected narrow, low-grade gold mineralization in surface trenches and in two diamond drill holes. Preliminary results from a Gradient Array Induced Polarisation survey conducted by the SHL JV indicated that there is a chargeability anomaly of 1,000 metres by 400 metres situated at about 400 metres – 500 metres depth southeast along the projection of the Potouqing Fault. The ground magnetic and resistivity results confirm the mapped surface geology. Drill testing will commence soon.

Shandong Zhengyuan Joint Venture

Gold Fields, through its wholly-owned subsidiary Orogen, has furthermore entered into a shareholders deed with Sino Gold regulating their activities in relation to the Shandong Zhengyuan Property. Pursuant to such shareholders deed, Sino Gold Fields SEL Limited (“SGFSEL”) has been incorporated, which entity is owned 50:50 by Gold Fields and Sino Gold. Gold Fields, however, has the right to increase its interest up to a maximum of 80% as per the provisions in the preceding section.

The SZ JV is a co-operative joint venture split 80:20 between SGFSEL and the Shandong MMI Zhengyuan Exploration group (“MMI”). The company formed by the SZ JV is called Shandong Sino Gold Fields Zhengyuan Ltd and is being approved as a Sino Foreign Joint Venture under China’s foreign direct investment laws and regulations.

The equity share of Gold Fields in the SZ JV is 40%, being half of SGFSEL’s 80% interest, and may be increase as described above. The total capital of the SZ JV will be US$2,410,000, based on the independent valuation performed as required by Chinese legislation. The SGFSEL component is US$1,930,000, representing the agreed 80% interest in the SZ JV. To date, no funds have been expensed pending business licence approval and grant by the Chinese authorities.

The target of the SZ JV, the Sandi Project, covers an area of 55 square kilometres as a single exploration licence that was granted to MMI (No #3 Brigade). The tenement is located two kilometres south west of the 1.5 million ounce Dazhuangzi Deposit, and 15 kilometres west of the western margin of the Linglong Granite, an important control on the location gold deposits in Shandong. A proposed work program includes high resolution ground magnetics, Induced Polarisation apparent resistivity and chargeability surveys conducted over an area of 40 square kilometres, seeking to delineate targets worthy of drill testing.

13.8 Canada

Committee Bay Project

The Committee Bay project (the “Committee Bay Project”) is a joint venture with Committee Bay Resources Ltd. (“CBR”) which covers a 270 kilometres-long Archean greenstone belt by the same name, located in Nunavut Territory in northeastern Canada. In February 2003, Gold Fields, through its wholly-owned subsidiary Gold Fields Exploration BV (“GFEBV”) entered into a joint venture agreement with CBR to earn up to an undivided 75% interest in the Committee Bay Project. Terms of the joint venture agreement called for Gold Fields to spend US$5 million over four years to earn a 55% interest in the Committee Bay Project, with US$750,000 committed in the first year and minimum annual commitments of US$1 million in subsequent years. After earn-in, Gold Fields would also have the right to earn an additional 10% interest by spending an additional US$5 million over four years. Thereafter, CBR would have a one-time right to elect, within 120 days, to participate pro-rata, or to require Gold Fields to sole fund a BFS, whereby Gold Fields would then earn an additional 10% equity interest (total 75%). Upon signing of the joint venture agreement, GF Guernsey, a nominee affiliate of GFEBV, made an initial subscription to a placement of one million units of CBR at a price of Cdn$0.30 per unit (each unit consisting of one ordinary share and one full share purchase warrant valid for one year at an exercise price of Cdn$0.40 per share). GF Guernsey has the right to remain at its shareholding level in future financings. GF Guernsey’s current shareholding in CBR totals 1,333,333 shares, which represented 5.13% of the outstanding shares of CBR as of the date of writing this Circular.

Gold Fields vested its 55% interest in the Committee Bay Project in early August 2004 by spending a total of US$5 million in exploration. In late August 2004, Gold Fields informed CBR that it will not exercise its right to earn an additional interest in the Committee Bay Project. All expenditures will this be shared on a 55:45 pro-rata basis going forward.

The target at the Committee Bay Project is a mineable resource in several ore bodies which could be processed by a central mill. The geologic models are a variety of Archean lode gold deposits, in particular those associated with folded banded iron formation (“BIF”). To date, some 28 million ounces of gold resources have been identified in five Archean greenstone belts (Lupin–Tundra; Hope Bay; George Lake; Meadowbank; and Meliadine), making Nunavut an emerging gold territory. Meadowbank and Meliadine are the two belts closest to Committee Bay, and have resources of 18.7 million tonnes at five g/t for three million ounces and 33 million tonnes at 6.55 g/t for 6.95 million ounces gold, respectively.

The following table sets forth the expenditures and the uses of funds at the Committee Bay Project:

Date	Expenditure		Use of Funds
February 2003 – September 2003	US$	750,000	Drilled 1,400 meters in 15 diamond drill holes at Three Bluffs and Inuk targets. Results from six holes at Three Bluffs extended high-grade near-surface mineralization some 200 metres east of previous drilling. Completed surface sampling, mapping to develop drilling targets on satellite prospects. Carried out regional till-anomaly follow-up work to generate new prospects.
May 2003 – September 2003	US$	200,000	Used expand 2003 field program described above.
October 2003 – December 2003	US$	380,000	Consolidate land status, full preparation for 2004 field program.
January 2004 – December 2004	US$	5,960,000	Used for winter mobilization, camp construction and completion of 8,000 metres of spring & summer drilling at Three Bluffs and four satellite targets in addition to ongoing regional exploration to generate new targets for drill-testing in 2005. Funds were also used for helicopter magnetics and electromagnetic s as well as ground magnetics, electromagnetics and induced polarization surveys over selected target areas. Actual drilling fell short of budget with only 6,786 metres completed in 47 diamond drill holes in 2004, mainly due to logistical and operational issues in spring program.
TOTAL	US$	7,290,000

Expenditure to Date	US$	6,560,000(1)	As of August 31, 2004

(1)	Note: CBR’s 45% share of expenditures since the August 4, 2004 earn-in date are to be refunded to GFEBV. Expenditures through year-end are to be shared on a 55:45 pro-rata basis.

Results of the 2004 drilling program at Three Bluffs (5,356 metres in 31 holes) delineated a coherent zone of mineralized BIF associated with a shallowly east-plunging upright isoclinal fold. Thickest and highest grade intercepts are present in the fold-hinge, with numerous intercepts having Grade x Thickness in excess of +100 g-m, and several greater than 200 g-m. Narrower mineralized intervals and generally lower grades are associated with the steeply south-dipping limb environment. The fold-hinge mineralization terminates against a diorite intrusive to the east which limits the size potential. A single deep drill hole in 2004 was unsuccessful in intersecting an opposing synclinal fold hinge at depth. Geological modelling will be completed once final assays have been received in October 2004. A NI 43-101 compliant resource estimation will be made by CBR and audited by Roscoe Postle Associates Inc. Given the closely-spaced drilling over much of the Three Bluffs zone (between 30 metres x 30 metres to 60 metres x 60 metres), this resource estimate should be classified as largely measured and indicated.

Disappointing results were received from initial drilling programs on four satellite targets drilled in 2004 (1,431 metres in 16 diamond drill holes). However, belt-wide prospecting and till-anomaly follow-up work has identified several promising new showings which will warrant further work and drilling in 2005.

13.9 Brazil

Garrafao Joint Venture

The Garrafao joint venture project (the “Garrafao JV”) is located in Carajas district, Para State, Brazil. A joint venture non-binding heads of agreement was signed between Gold Fields, through its wholly owned subsidiary Gold Fields do Brasil Mineração Limitada (“GFdB”), and Noranda Exploração Mineral Limitada. (“Noranda”) on August 1, 2003. Under the terms of the heads of agreement GFdB is required to spend a total of US$500,000 on Noranda properties within 30 months to earn a 60% interest, with a committed expenditure of US$80,000 on a first-year exploration program after a two-month due diligence. Once a total of US$2 million has been expended, a determination will be made as to whether the Garrafao JV is predominantly copper or gold based. Should the valuation indicate that copper accounts for =50% of the contained metals, Noranda will have the right to acquire an additional 20% interest in the Garrafao JV through solely funding the next US$2 million in exploration spending.

The Garrafao JV has been set up to target Paleoproterozoic alteration zones associated with magmatic-hydrothermal Iron Oxide Copper Gold type deposits. Equivalent targets in this district are characterized by the Serra Pelada and Igarapé Bahia deposits.

The following table sets forth the expenditures and the uses of funds at the Garrafao JV:

Date	Expenditure	Use of Funds
August 2003 – August 2004	US$383,000	Geological and legal due diligence; extended soil, laterite and rock sampling, ground geophysics, geological, regolith mapping and drill target definition. The first-pass 2,000 metres RC drilling program commenced in August, 2004; results are pending.

TOTAL	US$383,000	A 2,000 metre RC drilling program commenced during August 2004, and to date 795 metres have been concluded in eight holes at two targets. A total of 840 samples have been sent for analysis, and all assays are currently pending. Initial indications show significant quantities of sulphides (up to 5% pyrite and 1% chalcopyrite) and albite-scapolite-amphibole- epidote alteration are encouraging in terms of the presence of possible copper-gold mineralization underneath the plateaus. After the drilling program is concluded, which is expected to occur by early October 2004, Gold Fields should complete the US$500,000 earn-in expenditure.

Tapojos project

The Tapajos project (the “Tapajos Project”) is located in Para State, Northern Brazil. During 2003, Gold Fields, through its subsidiary GFdB, operated regional exploration entirely within its own mineral claims (150,000 hectares). Two targets were selected for detailed exploration (Bom Jardim and Botica) and one for detailed follow-up (Urubuquara).

The Botica and Urubuquara projects are located within a national forest, and environmental access must be granted before further work is planned.

At the Bom Jardim prospect, intermediate sulfidation-type mineralization has been identified. The Bom Jardim project is targeting paleoProterozoic volcanic-hosted, high or intermediate sulphidation oxide gold deposits, similar to Tertiary central Andean magmatic-arc equivalents with greater than five million ounces of gold and oxidized lateritic elluvium developed and enriched over such primary deposits. GFdB owns two exploration claims (approximately 20,000 hectares) in the Bom Jardim area and has applied for additional claims along the east and west extensions of the vein system. A small scale miner owns approximately 500 hectares (DNPM property 850.373/2000) along five kilometres of the Bom Jardim vein system. An earn-in deal of US$4.5 million over three years after feasibility, plus a 1% royalty to a US$2.5 million cap, is being negotiated for 100% control of this claim.

The following table sets forth the expenditures and the uses of funds at the Tapajos Project:

Date	Expenditure		Use of Funds
May 2003 – February 2004	US$	270,000	Completion of first pass follow-up on principal targets and the refinement of the exploration model.
March 2004 – April 2004	US$	363,000	Follow-up at the Bom Jardim prospect using soil sampling, gold-flake counting, auger saprolite drilling confirming the broad presence of gold throughout the sampled nine kilometres — three kilometres grid; drillhole locations defined. Core drilling commenced late August, 2004.

TOTAL	US$	633,000

The Tapajos Project has accessed, at low cost, one of Brazil’s primary gold provinces, permitting the identification of specific exploration criteria for immediate follow-up in mature and otherwise virgin exploration country. At Bom Jardim, extensive regional follow-up using soil sampling, gold-flake counting, auger saprolite drilling and gossan follow-up has led to the discovery of sub-cropping mineralization at a number of sites, confirming the broad presence of gold throughout the sampled nine kilometres – three kilometres grid, with local vein float that yield grades between 35 g/t and 113 g/t gold. The gold-rich veins are banded with quartz-sulfide veinlets (pyrite – chalcopyrite – sphalerite – galena), typical of intermediate-sulfidation lodes. Mineralization occurs at the interface between granitic/dioritic paleoproterozoic basement rocks and bimodal volcanic to subvolcanic cover.

The Bom Jardim drill program started at end of August 2004, having drilled 590 metres to date with a single shift. All six drill holes confirm the presence of a broad alteration halo with quartz-carbonate micro veins. At Miritituba (west grid) a 4 metre channel sample across vertical saccaroidal quartz gossan returned 15.2 g/t gold, with indications of massive sulfide gossan fragments.

13.10 Venezuela

El Callao joint venture

On December 4, 2003, Gold Fields, through its wholly owned subsidiary Orogen, entered into a shareholders agreement (the “El Callao Joint Venture”) with Bolivar Gold Corporation (“Bolivar”), a Canadian-listed junior, to explore an extensive lease portfolio located in the highly endowed El Callao greenstone belt (Choco 1, 2, 9, 12, 13). Under the terms of agreement, the two companies will jointly acquire properties in the El Callao District on a 50:50 basis, by means of Venezuelan holding companies, with Bolivar being the operator. A separate earn-in agreement for the Choco 4 concession is currently being finalised with Bolivar. Gold Fields will fund 100% of the exploration costs to a BFS level, and will have the option to earn another 15% of any given project at BFS level by waiving the exploration loan to Bolivar.

The El Callao Joint Venture has enabled Gold Fields to consolidate a significant area in the El Callao District, an under-explored, world-class gold camp, comprising 15,000 hectares of prospective tenements. Past production and current reserves from this immature camp is in excess of nine million ounces, with the majority of production dating back to the turn of the 20th century. The camp has the potential for discovery of bulk-tonnage, low-grade deposits such as Choco 10 (32 million tonnes at 1.7 g/t for 1.7 million ounces) and high-grade deposits such as Colombia (10.8 million tonnes at 15.7 g/t for 5.4 million ounces).

Gold Fields has implemented an aggressive program to consolidate additional highly prospective concessions in the El Callao District; currently 34,000 hectares are under application. A number of advanced projects with the capacity to produce over 250,000 ounces of gold annually are being monitored and may present opportunities for acquisition and growth.

An exploration program, focussed on advancing conceptual targets through to feasibility, is being implemented, including: regional structural interpretation; target generation and ranking to enable prioritisation of exploration activities; development and implementation of quality control systems; regional geochemical sampling on all joint venture concessions; regolith interpretation and generation of regolith landform maps; regional geological and structural mapping; infill geochemical sampling to define gold anomalies, and; currently planning to implement a reconnaissance drill program in late October 2004 to better define and test source of gold anomalism.

Results from regional geochemical sampling have been positive, including definition of significant and consistent anomalies, in particular on Choco 2 concession. The majority of the anomalism is hosted in residual regolith indicative of a proximal origin of gold. On the north of this concession an extensive, tight anomaly in a favourable orientation typical of mineralization in the field, extends for in excess of two kilometres strike, and is supported by significant shearing and quartz veins identified during mapping. This anomaly has values up to three g/t gold. In the central east of Choco 2 a broad zone of anomalism, possibly comprising several variably oriented structures or a stockwork-style mineralization, occurs. Infill soil sampling is currently being completed to better define this broad area of gold anomalism.

RC drilling is scheduled to commence in late October 2004 to better define and test the source of anomalism identified during soil sampling.

The following table sets forth the expenditures and the uses of funds at the El Callao Joint Venture:

Date	Expenditure		Use of Funds
October 2003	US$	12,750,000	Acquisition of shares, due-diligence and legal expenditures.
August 2004	US$	952,000	Acquisition of the leases, legal expenditures, reconnaissance exploration and commencement of exploration.

TOTAL	US$	13,702,000

13.11 Peru

Puquio Joint Venture

Gold Fields, through its subsidiary, Minera Gold Fields Peru S.A. (“MGFPSA”) entered into a non-binding heads of agreement (the “Puquio Joint Venture”) with Compañía de Minas Buenaventura S.A.A. (“BVN”) effective June 17, 2003 to jointly explore an extensive area in southern Peru (the final agreement was signed on February 18, 2004). The Puquio Joint Venture is located in the Ayacucho Region of southern Peru and comprises an area of interest consisting of 29,000 square kilometres (the “Area of Interest”). Within the Area of Interest, BVN has mining claims over five prospect areas, including the Incapacha, Condoray, Incahuasi, Tampa-Tampa and Titanca projects included in the Puquio Joint Venture.

The terms of the Puquio Joint Venture are divided into two parts:

(1)	BVN properties: MGFPSA must expend on existing BVN properties within the Puquio Joint Venture area of interest a minimum of US$0.5 million per year and a total of US$2 million within four years to earn a 40% interest in the properties. MGFPSA can earn a 60% interest on a selected project by sole funding all expenses to a pre-feasibility study that defines a resource of greater that two million ounces of gold equivalent. If the result of the pre-feasibility study shows a resource less than two million ounces of gold equivalent, BVN will have the right to retain a 60% interest by diluting MGFPSA to 40%.

(2)	New properties: Partners fund new project generation within the 29,000 square kilometres area of interest at a 60:40 ratio with a minimum combined expenditure US$0.2 million per year for two years. If a pre-feasibility study on any project shows less than two million ounces gold-equivalent, BVN may elect to earn up to 60% of that project by simple dilution of MGFPSA’s interest.

The Puquio Joint Venture is targeting Tertiary volcanic-hosted, high-sulfidation oxide gold deposits, similar to Yanacocha, Pierina or the Alto Chicama Deposits.

The following table sets forth the expenditures and the uses of funds at the Puquio Joint Venture:

Date	Expenditure		Use of Funds
July 2003 – August 2004	US$	792,000	BVN properties: Drill target definition and Phase-1 drilling (2,492 metres) completed at Incapacha. Target review was completed in the remainder of the projects and only the Incahuasi and Tampa Tampa prospects are recommended for first-pass drilling.

			New properties: 90% of the Aster anomalies within the area of interest have been field checked and two new areas (Ñayca and Huascoto) were staked (6,000 hectares).

TOTAL	US$	792,000

BVN properties: The first target to be RC drill-tested was Incapacha, during early 2004. Results were negative. Target definition through mapping and sampling of all BVN properties has been completed. The only targets suggested for first pass drilling are Tampa-Tampa and Incahuasi. A program for early 2005 is being prepared.

New properties: Regional reconnaissance has identified and staked two new prospect areas to date (6,000 hectares). Only the Ñayca prospect has had partial follow-up mapping and sampling, yielding a surface gold anomalous zone. Further work is required to motivate a drilling program for early 2005. Follow-up work at the Huascoto prospect is in progress. If warranted, this target will also be included in the early 2005 drill program.

Chucapaca Project

The Chucapaca project (the “Chucapaca Project”) was discovered and staked by Gold Fields in May 2003, through its subsidiary MGFPSA, as a result of the ongoing Altiplano Project, as defined below, reconnaissance exploration in southern Peru. The Chucapaca Project is located in the Puno Gold Belt, where several recent discoveries of significant high-sulfidation gold-silver systems have been made. The Chucapaca Project is 100% Gold Fields-owned and consists of two concessions which total 1,200 hectares.

The Chucapaca Project targets Tertiary volcanic-hosted high-sulfidation oxide gold deposits, similar to the Yanacocha, Pierina or Alto Chicama Deposits.

The following table sets forth the expenditures and the uses of funds at the Chucapaca Project:

Date	Expenditure		Use of Funds
February 2001 – August 2004	US$	271,000	Drill target definition, community relations, permitting and first-pass RC drilling (2,511 metres).

TOTAL	US$	271,000

A total of 2,511 metres were drilled using a RC rig in June 2004. This program intersected a variably mineralized/altered multistage high sulfidation system containing minor amounts of enargite, covellite and chalcocite. Most drill holes in the main system, centered over the Chucapaca peak, consistently returned wide intersections (95 metres – 240 metres) of homogenously uneconomic mineralized material (0.10 g/t – 0.22 g/t gold).

A 300 hectares exploration claim was staked in July 2004 to cover an anomalous gold (0.26 g/t), silver (81.4 g/t), copper (0.06%), mercury (0.01%), lead (0.08%), antimony (0.08%), zinc (0.13%) peripheral zone. Mapping and sampling in August 2004 (250 rock chips) defined two upper zones of anomalous gold-silver-mercury-antimony and three peripheral zones of lead-zinc-silver (arsenic-antimony-barium-manganese) mineralization; 56 samples (22%) contain +100 ppb gold (max value: 1.1 g/t gold).

13.12 Chile

Angelina JV Project (covering the Nado 1 to 27 exploration claims)

Minera Meridian Limitada (“Meridian”) entered into a joint venture agreement with wholly-owned Gold Fields subsidiary Gold Fields Chile Limitada (“GFCL”) on February 5, 2004 (the “Angelina Joint Venture”) to explore Gold Fields’ 100% owned Nado 1 to 27 exploration properties located to the south southeast of the city of Antofagasta in the II region and 10 kilometres west of Meridian’s El Peñon mine. Under the terms of the agreement, Meridian has a right to earn up to 80% on GFCL’s properties. It can earn a 60% interest by expending a total of US$1.25 million in exploration within four years, with a committed expenditure of US$0.20 million in the first year. Once this exploration expenditure is met, Meridian has the right to elect to increase to 80%. If Meridian exercises this right, GFCL must elect to either receive a cash payment of US$1 million or the contribution of certain claims acquired in August 2004 by Meridian from Sociedad Química y Minera de Chile S.A. (Soquimich) to the joint venture company.

Meridian is targeting low sulphidation lode deposits, similar to its El Peñon mine with greater than 2.5 million ounces of gold. Meridian focused in the southeast zone of the Nado properties, now the site of the Fortuna vein system discovery site.

The following table sets forth the expenditures and the uses of funds at the Angelina Joint Venture:

Date	Expenditure		Use of Funds
February 2004 – June 2004	US$	206,000	Geological mapping, trenching, drill target definition and first-pass RC drilling program (4,530 metres).

TOTAL	US$	206,000

Following the signing of the Angelina Joint Venture agreement, Meridian focused its exploration on the southeast zone of the Nado properties. A trenching program along the surface trace of a previously identified structure resulted in the discovery of the Fortuna vein system, encountering up to two metres of 4.08 g/t gold and 371 g/t silver in Trench 4. A 4,530 metre RC drill program was completed in July 2004 to test along strike and down dip of the Fortuna vein exposures. Of the 24 holes drilled, eight holes intersected high-grade gold and silver mineralization, defining at least one continuous ore shoot:

	From	To	Interval Horiz Width		Gold	Silver	Au-eq
Hole No.	(meters)	(meters)	(meters)	(meters)	(g/t)	(g/t)	(g/t)
DT004	106	108	2m	1.66	3.18	669.5	13.46
DT007	93	99	6m	3.36	4.48	267.5	8.59
DT008	74	78	4m	2.56	16.13	1000	31.5
DT009	179	183	4m	2.87	24.08	1450	46.35
DT017	122	127	5m	4.24	126.97	8792.8	262.04
	131	141	10m	8.48	6.75	593.7	15.87
DT018	146	148	2m	1.97	3.49	414	9.85
DT019	90	92	2m	1.69	15.55	134	17.61
DT024	134	136	2m	1.75	16.05	1135	33.48

The best mineral intercepts form a continuous 350-metre by 100-metre steeply dipping zone. Fence drilling more than 400 metres north of this continuous zone encountered a two metre interval in DT024 that contained 16.1 g/t gold and 1,135 g/t silver. This intercept is on trend with the main mineralized zones to the south. The Fortuna vein remains open along strike and Meridian has indicated that exploration drilling will commence again in early October 2004.

Altiplano Project

The Altiplano project (the “Altiplano Project”) is a greenfield program covering the Andean range between southern Peru and north central Chile.

The Altiplano Project is focused on project generation for oxidized high-sulphidation systems in the Tertiary volcanic belt of the Andean Cordillera of southern Peru and northern Chile. The program also includes the gold province known as the Maricunga belt in northern Chile, which has endowment of greater than 40 million ounces with high-sulfidation and gold-rich porphyry deposits. The primary targets are similar to Yanacocha, Pierina or Alto Chicama.

The following table sets forth the expenditures and the uses of funds at the Altiplano Project:

Date	Expenditure		Use of Funds
July 2001 – December 2002	US$	234,000	Database acquisition including regional geology, TM Landsat imagery acquisition and fieldwork.
January 2003 – December 2003	US$	240,000	Database acquisition of Aster imagery, regional structural interpretation, geologic mapping and land acquisition.
January 2004 – April 2004	US$	158,000	Ongoing field work in southern Peru and northern Chile.

TOTAL	US$	632,000

In 2003, the Altiplano Project resulted in the initiation of the Puquio Joint Venture with BVN and the Chucapaca Project at the Puno region in Peru (both discussed above). Recently this program identified the Chantacollo prospect claimed by Gold Fields and the Anocarire and Plato de Sopa targets (in negotiation), all located in northern Chile.

Chantacollo: The Conaf permission is still pending to continue with the exploration activities. The target corresponds to dome-related high-sulfidation systems with potential to host gold mineralization in the contact zone between dacitic tuffs and the underlying volcaniclastic unit, nearby to dome-feeders as well as disseminated and structural-controlled mineralization in a quartz-alunite lithocap.

Anocarire: A more detailed geologic mapping is being completed in the high-priority western target in this property, located immediately outside of the Las Vicuñas Reserve. This property is centered on a deeply eroded strato-volcano with blind gold target(s) underlying and related to a steam-heated alteration blanket that partially surround a core dioritic intrusive. Negotiations with Andina Minerals, the owner of the claims that cover this prospect, are in progress.

Plato de Sopa: Negotiations with Sociedad Química y Minera de Chile S.A. (“Soquimich”) are ongoing, and a final agreement should be completed shortly, it being only dependent on agreeing on the terms regarding a royalty. Gold Fields is proposing a sliding scaled royalty starting with 1% at a price below $350 per ounce and reaching 2% at a price of US$420 per ounce. Soquimich wants a fixed 2% NSR royalty. This property is a large hydrothermal system that has not been drilled. The extensive advanced-argillic alteration cap is highly prospective for blind high-sulfidation gold deposits that could meet Gold Fields’ strategic objectives in the Andean region.

14. INTERESTS IN EXPLORATION PROJECTS CURRENTLY HELD BY IAMGOLD

14.1 Senegal

IAMGold spent $1.1 million on exploration on Bambadji and Daorala-Boto (the “Senegal Properties”) in 2003 and has spent $0.6 million for exploration on the Senegal Properties in the first six months of 2004.

The permits for the Senegal Properties currently cover a total surface area of 681 square kilometres along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 square kilometres) and the Saroudia permit (376 square kilometres), were granted to IAMGold in August 2004. These permits are juxtaposed on the west side of the Bambadji and Daorala-Boto permit areas.

The permits for the Senegal Properties are located in southeast Senegal, approximately 800 kilometres east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a two hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

Very little infrastructure exists within the immediate vicinity of Bambadji and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

Substantial exploration for iron, copper and gold has been carried out in eastern Senegal, and artisanal mining for gold continues. Alluvial gold mining was carried out along the Faleme River by La Compagnie des Mines de Faleme-Gambie from 1911 to 1950, with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, BRGM carried out test pitting in the district, and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa Exploration Senegal (1993-1995) and Ashanti Goldfields Co Ltd (1995-1999) had joint ventures with IAMGold to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGold.

The permits for the Senegal Properties fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone (“SMFZ”), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

Geological interpretation is made difficult due to various factors: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

Numerous pits and trenches on identified geochemical anomalies have been excavated. Rotary air blast, air core, RC, and diamond drilling (555 holes totalling 29,100 metres) has been completed. In 2003 and 2004, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. A 12,000 metres/186 hole RC drill program, completed in May 2003, gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target, where significant mineralization was intersected in two areas 800 metres apart.

At BA, the targets tested were adjacent to trenches 5 and 13, which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively (reported in the IAMGold press release of March 31, 2003).

The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565 metres in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from two to 42 metres in length and averaging above one gram per tonne gold, were encountered in the drill holes.

The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42 metres averaging 3.8 g/t. Continuity along strike, beyond the 135 metre strike length referred to above, has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood.

In June and July 2004, seven diamond drill holes totalling 1,099 metres were put down in the BA area. The remainder of this 3,000 metre drill program will be completed in November 2004 following the rainy season.

In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up rotary air blast drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization.

The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging rotary air blast results. This program produced good results from a hole below Trench 13, notably 36 metres averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t). Continuity along strike has not been established.

In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial rotary air blast drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low-grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally two metres) was encountered. The best intersection was six metres averaging 8.9 g/t.

Seven hundred metres to the south of the GF area, an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally two to six metres) averaging between one and two g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, eight metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. No follow-up drilling at GF was carried out in 2004.

The following table sets forth the expenditures and the uses of funds at the Senegal Properties:

Date	Expenditure		Use of Funds
1993 – 1995	US$	7 million	Establish camp, purchase capital equipment, airphoto and satellite image interpretations, airborne geophysical surveys, reconnaissance geochemical surveys, field work, rotary air blast and diamond drilling.

1995 – 1999	US$	4 million	Detailed geochemical surveys, ground geophysical surveys, field work, RC and diamond drilling.

2000 to present	US$	5 million	Fill-in reconnaissance geochemical surveys, detailed soil and termite mound surveys, trenching and sampling, RC and diamond drilling.

TOTAL	US$	16 million

14.2 Ecuador

IAMGold spent $2.1 million on exploration in Ecuador in 2003. In the first half of 2004, IAMGold has spent $0.8 million on Ecuador projects.

Quimsacocha Project

The 12,500 hectare Quimsacocha project (the “Quimsacocha Project”) is located in southern Ecuador, some 40 kilometres to the southwest of the city of Cuenca. It is accessible by a partly-paved road leading from the main paved highway between Cuenca and the port of Guayaquil. The Quimsacocha Project property is located in the Andes at an elevation varying between about 3,500 and 3,900 metres. The vegetation is sparse and typical of Andean vegetation above the treeline. The climate is generally cool throughout the year and can drop below freezing in the winter. Precipitation is mainly in the form of rain. The area is subject to strong winds.

The Quimsacocha Project property is held 100% by IAMGold, but a former owner, COGEMA, holds a 5% net profits interest on any production from the Quimsacocha Project.

A base metal stream sediment anomaly was identified by a United Nations reconnaissance exploration program in the late 1980s. COGEMA drilled 1,869 metres on vein and disseminated targets to test the gold potential of the property. In 1995, a joint venture between COGEMA, Newmont and TVX Gold Inc. drilled 7,581 metres in 82 core holes.

Following geochemical sampling and reconnaissance mapping, IAMGold drilled 1,400 metres in six diamond drill holes in 2002. In 2003, IAMGold completed a second phase of drilling, consisting of 6,610 metres in 20 diamond drill holes.

IAMGold is exploring a large epithermal gold system hosted within metavolcanics adjacent to a large diatreme intrusive. The principal targets of the 2003 drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area within the metavolcanics, as well as a lesser amount of drilling in and along the diatreme intrusive.

Moderate to high values of gold, silver and copper were encountered in seven out of eight holes which intersected seven veins in the D1 area. The quartz veins at the Quimsacocha Project are covered by a thin layer of overburden, which, together with a lack of geophysical response of the veins, makes it difficult to determine their orientation.

An additional 12 holes were drilled at the Quimsacocha Project outside of the D1 area, within and along the edge of the diatreme intrusive. The four holes in the diatreme were unable to penetrate the massive silica and did not reach target depth. Three of eight holes drilled along the edge of the diatreme intersected encouraging gold, silver and copper mineralization. Only trace amounts of gold, silver and copper were intersected in the other five holes along the diatreme.

In the first half of 2004, IAMGold completed 4,400 metres (12 holes) of diamond drilling on the D1 zone at the Quimsacocha Project. The drilling continued to intersect high-grade gold-bearing veins, sometimes accompanied by significant silver and copper values. The drilling program will continue into November 2004.

The following table sets forth the expenditures and the uses of funds at the Quimsacocha Project:

Date	Expenditure	Use of Funds
1980 – 1998	US$2.4 million	COGEMA and joint venture partners carried out geochemical surveys and diamond drilling.

2000 – present	US$2.8 million	Geochemical soil surveys, geological mapping, time-domain electromagnetic survey, diamond drilling

TOTAL	US$5.2 million

Retazos Project

The Retazos Project (the “Retazos Project”) was initiated in 1999 in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 kilometres by two kilometres, from which more than 4.5 million ounces of gold have been produced, as well as significant amounts of silver and base metals.

In February 2003, IAMGold began a 2,000 metre diamond drill hole program consisting of five diamond drill holes. The purpose of this program was to test a geological model for the gold mineralization. The model had been derived from geological and grade data collected by IAMGold from earlier drill programs, from surface and underground mapping and from historical data from previous workers.

At Zaruma Urcu, to the west of the old Protovelo mine (the largest contributor to the 4.5 million ounces produced from the Zaruma-Portovelo gold district) two holes were drilled from surface in an attempt to intersect a postulated vein system. A vein was intersected in both holes but assay results were low (best intersection was 0.1 g/t gold and 29 g/t silver over 3.1 metres).

At the southern end of the Abundancia vein, the most prolific single producer in the Zaruma-Portovelo gold district, three core holes were drilled from underground. The target was an extension of the vein in a zone which was not previously tested by drilling or underground workings. The target zone was based on the identification of a combination of favourable structure, rock type and alteration type. Two of the three holes drilled on the Abundancia vein intersected a previously unknown double vein system. The assay results were generally low (best value 8.8 g/t of gold over 1.6 metres).

A decision was taken to do no further work on the property owing to the generally low gold values in the drill results. The properties held under agreement with third parties have reverted back to those parties. An agreement covering the 100% owned IAMGold properties has been signed with Minera Australiana, an Ecuadorian company, whereby IAMGold and, upon the completion of the Transaction, Gold Fields International, will receive a 3% NSR royalty if a mine is brought into production.

The following table sets forth the expenditures and the uses of funds at the Retazos Project:

Date	Expenditure	Use of Funds
1999-2003	US$6.2 million	Property acquisition, establish field office, capital costs, geological mapping, surface and underground sampling, diamond drilling from surface and underground.

TOTAL	US$6.2 million

Norcay Project

The Norcay project (the “Norcay Project”) is located in west central Ecuador, only a few kilometres along a gravel road from the main paved highway between the city of Cuenca and the port city of Guayaquil. The Norcay Project property sits at an average elevation of 700 metres in an area of steep topography covered by rainforest-type vegetation consisting of trees and thick undergrowth.

IAMGold is a 100% owner of the Norcay Project, with the exception of a small area which is under option with a third party. The third party has carried out a small amount of informal mining on a gold-bearing vein system. There is no record of any exploration being done in the area prior to that carried out by IAMGold.

The target is a low sulphidation epithermal vein system. Initial work consisted of geological mapping, soil sampling and a ground magnetic survey over an area where a number of quartz and carbonate veins outcropped. In total, the system consists of at least 2.6 kilometres of veins, with an average width of two to three metres and gold grades in trenches that range up to 60 g/t over 1.0 metre. Forty percent of the 320 rock chip channel samples collected at surface contained more than one g/t of gold and 12% of the samples contained more than five g/t of gold. Smectite-dominated alteration assemblages and a high calcite content of the veins indicates that the present erosion level exposes the uppermost part of the epithermal system. The epithermal vein system may be genetically related to a porphyry system that lies three kilometres to the south.

In May 2003, a 2,000 metre diamond drill program commenced to test the gold grades at depth within some of the veins. Gold assays from the drill holes did not confirm high-grade mineralization at depth consistent with that found at surface. The best result was 3.5 g/t of gold over 23 metres (Hole ND-12) which included two higher grade intersections of 7.2 g/t over 2.3 metres and 7.6 g/t over 3.0 metres. The vein textures and geochemistry suggest that the drill intersections were possibly too high in the system and the property warrants a second phase of drilling which will test the systems at greater depth. A joint venture partner is being sought for this work.

The following table sets forth the expenditures and the uses of funds at the Norcay Project:

Date	Expenditure	Use of Funds
2001 to present	US$590,000	Reconnaissance and detailed geochemical soil survey, ground magnetic survey, trenching and sampling, diamond drilling.

TOTAL	US$590,000

Condor Joint Venture

The Condor exploration joint venture agreement (the “Condor JV”), was entered into between IAMGold and a subsidiary of Gold Fields in October 2002. The Condor JV covers a large area in southeast Ecuador which is considered to have potential for epithermal gold and porphyry gold- copper deposits. In April 2004, Gold Fields informed IAMGold that it was withdrawing from the Condor JV effective immediately.

14.3 Brazil

Exploration expenditures in Brazil in 2003 amounted to $0.8 million. IAMGold’s exploration expenditures on properties in Brazil in the first six months of 2004 were $0.4 million.

Tocantins Project

In mid-1999, IAMGold and AngloGold (Brazil) established a joint venture (the “Tocantins Project”) whereby IAMGold could earn a 50% interest in concessions totaling some 2,000 square kilometres in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of $3 million over five years. By the end of 2002, IAMGold had vested its 50% interest in the Tocantins Project and the partners now fund the Tocantins Project on a 50:50 basis. Subsequently, IAMGold acquired more than 2,000 square kilometres of concessions which were added to the joint venture, bringing the total area of the Tocantins Project to approximately 4,500 square kilometres.

In the years 2000, 2001 and 2002, while IAMGold was earning into the Tocantins Project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120 metres. This mineralized system was tested at depth by IAMGold with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo, where there was potential for a lower grade, open pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 RC holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low-grade (less than two g/t gold) and/or generally over narrow widths (less than two metres). No further work is anticipated at Chapada North at this time.

In August 2004, a further phase of diamond drilling commenced on the main Chapada sheer zone area. The objective of this drilling is to test for deeper high-grade oreshoots that are structurally- controlled. The program is planned to be about 2,000 metres.

Also in 2003, at Nova Prata, another prospect identified on the Tocantins Project property, a total of 40 shallow and closely-spaced (generally 25-30 metres apart) RC holes were drilled on three lines over a 500 metre strike length. This drill program was designed to test a soil geochemical anomaly in a zone where there had been intense garimpeiro activity. Gold assays from this drilling varied from one g/t to as much as 10 g/t over widths from one to 15 metres, but in general results were of lower grade and of narrower widths. Although some of these intersections are encouraging, the lack of strike length continuity and the generally narrower widths appear to limit the prospect’s potential. No further work is planned at Nova Prata at this time.

The Tocantins Project partners are developing other targets on the large land package based on geochemical and geophysical anomalies, and it is anticipated that further drill targets will be defined for 2005.

The following table sets forth the expenditures and the uses of funds at the Tocantins Project:

Date	Expenditure	Use of Funds
Prior to 1999	US$3 million	AngloGold (Brazil) completed a stream sediment geochemical survey and carried out scout drilling.
Mid-1999 – December 2002	US$3 million	IAMGold carried out soil and termite mound geochemical surveys, completed two phases of airborne magnetic and radiometric surveys and diamond drilled the Chapada prospect.
January 2003 – present	US$2 million	The joint venture partners, IAMGold and AngloGold (Brazil), have carried out an airborne SPECTREM electromagnetic survey over selected target areas, completed detailed geological mapping and sampling and carried out RC and diamond drill programs.
TOTAL	US$8 million

Gandarela Project (previously referred to as Moeda Project)

The Gandarela project (the “Gandarela Project”) is a 120 square kilometres property located in the “Iron Quadrangle” in Minas Gerais state, southeastern Brazil. The land package in the Gandarela Project is held by IAMGold under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold (Brazil), the latter can earn a 50% interest in the Gandarela Project by spending $6 million within a four year period. By continuing to sole-fund the Gandarela Project beyond $6 million, AngloGold may increase its interest by an additional 5% for each $5 million of expenditure to a maximum of an additional $20 million, equivalent to an equity interest of 70%. At the discretion of IAMGold, AngloGold may increase its equity from 70% to 75% by spending a further $10 million.

The exploration target of the Gandarela Project is the gold-bearing conglomerates of the Moeda Formation, which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline. Widespread gold mineralization was known in the Moeda conglomerates from previous exploration drilling programs carried out by other companies, and there were a number of old gold workings over a 15 kilometre strike length.

IAMGold put down five drill holes for a total of 2,208 metres in 2000 in order to test the gold content and thickness of the Moeda conglomerates, and IAMGold completed a further three diamond drill holes totaling 2,651 metres in March 2001. The drilling intersected well-developed conglomerate units and, although gold mineralization was generally low, the drill programs confirmed the structural model for the area. On the basis of these results, the joint venture agreement with AngloGold was signed.

A minimum 6,000 metre diamond drill program, funded by AngloGold, commenced in the third quarter of 2003 and at the time of writing, was still in progress. The objective of this drill program is to intersect and test the conglomerates at depth down to about 1,000 metres. Three drills are now on the Gandarela Project property. At the time of writing, only one of the drills had reached its target depths, but no assay values had been received.

The following table sets forth the expenditures and the uses of funds at the Gandarela Project:

Date	Expenditure	Use of Funds
Prior to 1998	US$5 million	Property owners drilled more than 55,000 metres of core in search of uranium or gold.
1998 – August 2003	US$1.8 million	IAMGold re-logged and re-interpreted the drillcore and drill-tested two zones.
August 2003 – present	US$600,000	AngloGold (Brazil) is earning into the project and is in the process of carrying out a 6,000 metres diamond drill program.
TOTAL	US$7.4 million

14.4 Argentina

Exploration spending by IAMGold in Argentina in 2003 was $1.2 million. For the first half of 2004, exploration spending by IAMGold in Argentina was $0.8 million.

Los Menucos Project

The Los Menucos project (the “Los Menucos Project”) consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was entered into between IAMGold and Barrick for exploration over a 7,500 square kilometre “area of influence” that covered the majority of the Los Menucos Project. Under the terms of the joint venture agreement, Barrick can earn a 50% interest in the Los Menucos Project by funding exploration up to $4 million over a four year period, and an additional 20% by spending a further $8.5 million.

The Los Menucos Project is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

The main targets are epithermal gold systems, either in the form of high-grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

In 2001, prior to the joint venture with Barrick, IAMGold focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale Do Rio Doce (“CVRD”) pursuant to which a total of 3,600 metres of core and RC drilling was undertaken. The drilling results were not sufficiently encouraging, and CVRD withdrew from the Los Menucos Project.

IAMGold continued exploration by sole-funding the Los Menucos Project and it focused on the Cerro La Mina target. Commencing in March 2002, epithermal breccias and veins were drill tested. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect, which had been acquired under option in 2001. A drill program was carried out on this vein system and low-grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over three metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

Under the current joint venture with Barrick, the latter is funding exploration on both the Abanico trend and at Dos Lagunas and a drill program is expected to commence during the second half of 2004. Barrick has carried out two small diamond drill programs at Cerro La Mina and Dos Lagunas and results are being assessed before beginning a follow-up drill program.

The following table sets forth the expenditures and the uses of funds at the Los Menucos Project:

Date	Expenditure	Use of Funds
2000 to 2003	US$2.2 million	Satellite imagery and air photo interpretations, mapping and sampling, trenching, diamond drilling.
2004	US$700,000	Barrick has carried out geophysical surveys over areas and diamond drilled two targets.
TOTAL	US$2.9 million

14.5 Canada

Avalon Project

In February 2004, IAMGold entered into an agreement with Rubicon Minerals Corporation (“Rubicon”) to explore Rubicon’s Avalon project (the “Avalon Project”) in eastern Newfoundland. The 140 square kilometres property package that comprises the Avalon Project runs roughly north-south on the Avalon Peninsula for about 45 kilometres. The central part of the property package is cut by the Trans-Canada Highway, some 20 kilometres to the west of the provincial capital of St. John’s.

Under the terms of the agreement with Rubicon, IAMGold and, following the completion of the Transaction, Gold Fields International, can earn a 55% interest in the Avalon Project by expending Cdn$3 million in exploration over a four year period, and up to a 70% interest by taking the Avalon Project through to a BFS. Rubicon holds some of the properties 100% in its own name and others are held under option agreements with third parties.

The Avalon Project offers potential for low sulphidation epithermal gold deposits hosted in a sequence of volcanic and pyroclastic rocks.

A very minor amount of drilling has been done by previous owners on the Berg prospect (best result: 0.7 g/t gold over 2.8 m). In addition, sampling by the Newfoundland and Labrador Provincial Government, Department of Mines, has reported a high-grade value of 54.3 g/t gold in a grab sample, from surface.

Field work on the Avalon Project, which is managed by Rubicon, has commenced with a program of lake bottom sediment sampling. A program of geological mapping, soil sampling, rock chip sampling and trenching was completed in mid-2004 and a 2,000 metre diamond drill program started in September 2004.

The following table sets forth the expenditures and the uses of funds at the Avalon Project:

Date	Expenditure	Use of Funds
2004 to date	US$200,000	Geochemical sampling, mapping, trenching and sampling, diamond drilling.

TOTAL	US$200,000

15. LISTED EQUITY INVESTMENTS

Gold Fields and IAMGold currently hold, and, upon the completion of the Transaction, Gold Fields International will hold, equity interests in the following publicly listed resource companies.

					as at October 21, 2004
		Primary			Current	Current
Company	Symbol	Exchange	Shares	% Owned	Price (US$)	Value (US$)
Gold Fields Holdings
African Eagle (Twigg Resources plc)	AFE	AIM	6,903,703	8.94%	0.14	1,688,172
Anglo Australian Resources	AAR	ASX	32,500,000	10.16%	0.02	563,096
Avoca Resources Limited	AVO	ASX	7,500,000	8.76%	0.15	812,157
BolivarGold Corp	BGC	TSX	12,344,444	13.82%	1.85	16,653,702
Cluff Mining plc	CLU	LSE	288,000	0.65%	0.69	353,406
CMQ Resources	CMQ	TSXV	5,000,000	9.70%	0.72	2,625,246
Committee Bay Resources	CBR	TSXV	1,333,333	5.01%	1.50	1,458,470
Conquest Mining Ltd	CQT	ASX	600,000	0.78%	0.30	129,945
Conquest Mining Ltd – listed options	CQTOC	ASX	600,000	0.60%	0.003	1,299
Zijin Mining Group Co. Ltd	HK2899	HKSE	36,000,000	1.37%	3.00	13,847,219
GoldQuest Mining Corp	GQC	TSXV	2,962,500	9.23%	0.25	540,090
Hereward Ventures plc	HEV	AIM	4,921,018	3.27%	0.05	437,579
Lakota Resources Inc.	LAK	TSXV	680,110	2.53%	0.85	421,566
Medoro Resources (Full Riches)	MRL	TSXV	5,000,000	6.12%	0.15	546,926
Radius Gold Inc.	RDU	TSXV	4,883,524	12.34%	1.50	5,341,855
Resources lnvestment Trust	REI	LSE	29,784	0.15%	1.07	56,676
Sanu Resources Ltd (Coubran)	SNU	TSX	700,000	6.71%	0.40	204,186
Sino Gold Ltd	SGX	ASX	10,800,000	8.36%	2.07	16,139,186
TLC Ventures Inc.	TLV	TSXV	1,775,000	9.27%	0.97	1,255,560

Gold Fields Subtotal						$63,076,336
IAMGold’s Holdings

Glencairn Gold Corporation	GGG	TSX	2,883,550	2.07%	0.58	$1,669,472
Cross Lake Minerals Ltd.	CRN	TSX	806,000	0.97%	0.11	87,496

IAMGold Subtotal						$1,756,968

TOTAL						$64,833,304

16. EXPLORATION PORTFOLIO

Gold Fields currently holds, and, upon the completion of the transaction, Gold Fields International will hold, mineral rights for the following properties.

Property	Ownership (1)	Partner	Location	Stage
100% Gold Fields
International
Altiplano Recon	100%	n/a	S America	Greenfields
APP – Offsets	100%	n/a	Eurasia	Initial Drilling
APP – SJ Reef	100%	n/a	Eurasia	Resource Development
APP – SK Reef	100%	n/a	Eurasia	Prefeasibility
APP – Suhanko	100%	n/a	Eurasia	Feasibility
Bibiani	100%	n/a	Africa	Resource Development
Central Victoria Project	100%	n/a	Australasia	Greenfields (Lockington tenement)
Cerro Corona	80.7%	Various	S America	Feasibility
Chucapaca	100%	n/a	S America	Initial Drilling
Tapajos	100%	n/a	S America	Greenfields

Property	Ownership (1)	Partner	Location	Stage
Joint Venture
Angelina JV	20%	Meridian	S. America	Resource Development (farm-out)
BJPB JV	50%	BHP Billiton	N America	Greenfields
Central Victoria Project	75%	Range River Gold/	Australasia	Greenfields
		Malanti Pty Ltd
Committee Bay	55%	Committee Bay Resources	N. America	Initial Drilling/Resource Development
East Lachlan	50%	Geoinformatics Pty Ltd, Clancy Exploration Pty Ltd	Australasia	Project Generation
Garrafao	60%	Noranda	S. America	Initial Drilling
Mansounia	68%	Afminex Ltd.	Africa	Initial Drilling
Nabire Bakte	39.9%	Rio Tinto, Freeport McMoran	Australasia	Resource Development (inactive)
Puquio	60%	Buenaventura	S. America	Initial Drilling
Equity JV
Crush Creek JV	40%	Conquest Mining Ltd	Australasia	Resource Development (farm-out non-operator)
El Callao	65%	Bolivar Gold Corporation	S. America	Resource Development
Essakan	60%	Orezone	Africa	Prefeasability/Resource Development
Fujian JV	60%	Fujian Zijin Investment Co. Limited	Australasia	Greenfields
Monte Ollesteddu	60%	Medoro	Eurasia	Initial Drilling
Shangdong Generative	50%	Sino Gold Ltd	Australasia	Project Generation
Shangdong Heishan	35%	Shandong Bureau of Geo-Mineral Exploration and Development; Sino Gold Ltd	Australasia	Initial Drilling
Shangdong Sandi	40%	Shandong MMI Zhengyuan Exploration group; Sino Gold Ltd	Australasia	Greenfields

(1)	The ownership holdings reflect final positions, subject to contractual provisions described in the text above (see “Exploration Projects”).

EXHIBIT 1

VALUATION TABLES – ST. IVES GOLD MINE

Note for the record.

The following Tables for St. Ives Mine are based on post-tax pre-finance cashflows at the asset level.

ST. IVES GOLD MINE
Table 1: St. Ives Mine: post-tax pre-finance cash flows

Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year	Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
RoMTonnage	(kt)	21,994	2,651	5,861	5,325	2,511	1,697	1,410	1,333	939	267
Head Grade	(g/t)	3.9	3.5	3.2	3.4	4.3	5.2	5.2	5.0	4.8	4.1
Contained Gold	(koz)	2,743	296	604	585	344	284	236	214	145	35
Processing
MilledTonnage	(kt)	29,439	2,900	7,578	7,394	5,181	2,436	1,410	1,333	939	267
Milled Grade	(g/t)	3.2	3.0	2.8	2.7	2.8	4.0	5.2	5.0	4.8	4.1
Metallurgical Recovery	(%)	92.3%	89.3%	90.6%	91.0%	92.2%	94.7%	95.9%	95.8%	95.7%	95.3%
Recovered Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Clean-up Gold	(koz)
Saleable Metal	(koz)	2,776	247	620	588	423	294	227	205	138	33
Commodity Sales
Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)		404	412	420	429	437	446	455	464	473
	(AUS$/oz)		580	598	616	634	653	673	693	714	735
Macro Economics
AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
(US$:AUS$)			1.44	1.45	1.47	1.48	1.49	1.51	1.52	1.54	1.55
Financial – Nominal
Sales Revenue – Gold	(US$m)	1,169.2	99.4	256.9	245.9	178.7	125.4	97.8	89.3	60.9	14.9
Operating Expenditure	(US$m)	(764.3)	(28.5)	(152.0)	(163.9)	(122.7)	(92.2)	(71.0)	(67.6)	(50.1)	(16.3)
Mining	(US$m)	(494.5)	(49.5)	(101.6)	(97.6)	(57.4)	(55.1)	(47.2)	(45.2)	(32.3)	(8.6)
Processing	(US$m)	(197.5)	(21.0)	(54.8)	(42.5)	(34.1)	(16.5)	(9.8)	(9.7)	(7.0)	(2.0)
Overheads	(US$m)	(78.0)	(7.5)	(15.9)	(16.1)	(16.0)	(8.1)	(4.9)	(5.0)	(3.5)	(1.0)
Realisation	(US$m)	–
By-Product Credits	(US$m)	–
Other Revenue	(US$m)	74.9	39.5	35.3	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	(50.2)	(2.5)	(6.4)	(6.2)	(7.4)	(8.6)	(6.9)	(6.5)	(4.5)	(1.1)
Environmental	(US$m)	(6.8)	(0.6)	(1.5)	(1.4)	(1.0)	(0.7)	(0.6)	(0.5)	(0.4)	(0.1)
Terminal Benefits	(US$m)	(4.8)	–	–	–	(2.4)	(1.0)	–	(0.4)	(0.7)	(0.3)
Net Change in Working Capital	(US$m)	(7.3)	13.0	(7.1)	(0.1)	(4.5)	(2.0)	(1.6)	(0.2)	(1.7)	(3.2)
Operating Profit	(US$m)	404.9	70.9	105.0	82.0	56.0	33.2	26.7	21.7	10.8	(1.4)
Tax Liability	(US$m)	(12.7)		(6.2)	(1.6)	(4.8)
Capital Expenditure	(US$m)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	–
Project	(US$m)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	–
Sustaining	(US$m)	–	–	–	–	–	–	–	–	–	–
Final Net Free Cash	(US$m)	197.2	2.8	66.9	41.2	30.8	17.9	15.5	13.5	9.9	(1.4)
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	269	166	231	276	271	301	304	324	342	381
Total Cash Costs	(US$/oz)	269	166	231	276	271	301	304	324	342	381
Total Working Costs	(US$/oz)	273	168	234	279	280	307	306	328	350	393
Total Costs	(US$/oz)	346	391	296	346	338	366	363	370	368	487

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year	Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
RoMTonnage	(kt)
Head Grade	(g/t)
Contained Gold	(koz)
Processing
MilledTonnage	(kt)
Milled Grade	(g/t)
Metallurgical Recovery	(%)
Recovered Gold	(koz)
Clean-up Gold	(koz)
Saleable Metal	(koz)
Commodity Sales
Gold	(koz)
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)
(AUS$/oz)
Macro Economics
AUS PPI	(%)
AUS CPI	(%)
US PPI	(%)
US CPI	(%)
(US$:AUS$)
Financial – Nominal
Sales Revenue – Gold	(US$m)
Operating Expenditure	(US$m)
Mining	(US$m)
Processing	(US$m)
Overheads	(US$m)
Realisation	(US$m)
By-Product Credits	(US$m)
Other Revenue	(US$m)
Mineral Royalty	(US$m)
Environmental	(US$m)
Terminal Benefits	(US$m)
Net Change in Working Capital	(US$m)
Operating Profit	(US$m)
Tax Liability	(US$m)
Capital Expenditure	(US$m)
Project	(US$m)
Sustaining	(US$m)
Final Net Free Cash	(US$m)
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)
Total Cash Costs	(US$/oz)
Total Working Costs	(US$/oz)
Total Costs	(US$/oz)

Table 2: St. Ives Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	197.2
5.00%	160.2

7.46%	151.9

10.00%	144.1
12.00%	138.6
14.85%	131.3
18.00%	124.2
20.00%	120.1
25.00%	110.9

Table 3: St. Ives Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)
Variation in NPV @ 0% DCF
Revenue	(152.4)	(37.2)	78.0	197.2	265.1	346.1	427.2
Operating Expenditures	353.2	296.8	240.0	197.2	113.2	33.1	(46.9)
Capital Expenditures	231.2	214.3	197.4	197.2	163.0	145.7	128.5
Variation in NPV @ 7.46% DCF
Revenue	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
Operating Expenditures	296.2	249.0	201.4	151.9	96.2	28.9	(38.5)
Capital Expenditures	197.7	182.5	167.3	151.9	136.4	120.9	105.3

Table 4: St. Ives Mine: Variation of NPV – twin parameter sensitivity

			Revenue Sensitivity
NPV (US$m)	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	73.0	157.6	227.7	296.2	364.7	433.0	501.2
(20%)	5.6	102.7	179.9	249.0	317.5	385.9	454.2
(10%)	(61.8)	35.8	128.2	201.4	270.3	338.8	407.2
0%	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
10%	(196.5)	(98.9)	(1.3)	96.2	174.5	244.3	312.8
20%	(263.9)	(166.3)	(68.7)	28.9	122.5	196.4	265.6
30%	(331.2)	(233.6)	(136.1)	(38.5)	59.1	146.1	217.9

EXHIBIT 2

VALUATION TABLES – AGNEW GOLD MINE

Note for the record.

The following Tables for Agnew Mine are based on post-tax pre-finance cashflows at the asset level.

AGNEW GOLD MINE Table 1:
Agnew Mine: post-tax pre-finance cash flows

	Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year		Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
	RoMTonnage	(kt)	3,833	357	1,197	1,448	832
	Head Grade	(g/t)	5.1	7.2	5.8	5.1	3.4
	Contained Gold	(koz)	634	83	222	237	92
Processing
	MilledTonnage	(kt)	4,295	635	1,270	1,270	1,120
	Milled Grade	(g/t)	4.7	4.8	5.5	5.6	2.9
	Metallurgical Recovery	(%)	93.1%	92.5%	93.7%	94.3%	89.5%
	Recovered Gold	(koz)	609	91	210	215	93
	Clean-up Gold	(koz)
	Saleable Metal	(koz)	609	91	210	215	93
	Commodity Sales
	Gold	(koz)	609	91	210	215	93
	Silver	(koz)
	Commodity Prices
	Gold Price	(US$/oz)		404	412	420	429
	(AUS$/oz)			580	598	616	634
	Macro Economics
	AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%
	AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%
	US PPI	(%)		1.0%	2.0%	2.0%	2.0%
	US CPI	(%)		1.0%	2.0%	2.0%	2.0%
(	US$:AUS$)			1.44	1.45	1.47	1.48
	Financial – Nominal
	Sales Revenue – Gold	(US$m)	253.0	36.8	87.0	90.0	39.3
	Operating Expenditures	(US$m)	(146.1)	(3.2)	(46.3)	(58.9)	(37.7)
Mining		(US$m)	(99.0)	(12.7)	(40.0)	(35.7)	(10.7)
Processing		(US$m)	(42.7)	(5.8)	(12.3)	(12.5)	(12.1)
Overheads		(US$m)	(22.0)	(3.0)	(6.3)	(6.4)	(6.2)
Realisation		(US$m)	–
	By-Product Credits	(US$m)
Other Revenue		(US$m)	32.1	16.9	15.1	–	–
	Mineral Royalty	(US$m)	(6.3)	(0.9)	(2.2)	(2.3)	(1.0)
	Environmental	(US$m)	(3.3)	(0.5)	(1.1)	(1.2)	(0.5)
	Terminal Benefits	(US$m)	(3.0)	–	–	–	(3.0)
	Net Change in Working Capital	(US$m)	(1.9)	2.7	0.4	(0.9)	(4.1)
	Operating Profit	(US$m)	106.9	33.5	40.7	31.1	1.6
	Tax Liability	(US$m)	–
	Capital Expenditure	(US$m)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
Project	(US$m)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
Sustaining	(US$m)	–	–	–	–	–
	Final Net Free Cash	(US$m)	69.1	18.7	25.2	24.0	1.1
	Reporting Statistics – Real
	Cash Operating Costs	(US$/oz)	226	60	217	264	323
	Total Cash Costs	(US$/oz)	226	60	217	264	323
	Total Working Costs	(US$/oz)	237	65	222	270	361
Total Costs		(US$/oz)	302	197	294	307	411

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year		Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
	RoMTonnage	(kt)
	Head Grade	(g/t)
	Contained Gold	(koz)
Processing
	MilledTonnage	(kt)
	Milled Grade	(g/t)
	Metallurgical Recovery	(%)
	Recovered Gold	(koz)
	Clean-up Gold	(koz)
	Saleable Metal	(koz)
Commodity Sales
	Gold	(koz)
	Silver	(koz)
Commodity Prices
	Gold Price	(US$/oz)
(AUS$/oz)
Macro Economics
	AUS PPI	(%)
	AUS CPI	(%)
	US PPI	(%)
	US CPI	(%)
(	US$:AUS$)
Financial – Nominal
	Sales Revenue – Gold	(US$m)
	Operating Expenditures	(US$m)
Mining		(US$m)
Processing		(US$m)
Overheads		(US$m)
Realisation		(US$m)
	By-Product Credits	(US$m)
Other Revenue		(US$m)
	Mineral Royalty	(US$m)
	Environmental	(US$m)
	Terminal Benefits	(US$m)
	Net Change in Working Capital	(US$m)
	Operating Profit	(US$m)
	Tax Liability	(US$m)
	Capital Expenditure	(US$m)
Project	(US$m)	(37.8)
Sustaining	(US$m)	–
	Final Net Free Cash	(US$m)
Reporting Statistics – Real
	Cash Operating Costs	(US$/oz)
	Total Cash Costs	(US$/oz)
	Total Working Costs	(US$/oz)
Total Costs		(US$/oz)

Table 2: Agnew Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	69.1
5.00%	57.8
7.46%	56.8
10.00%	55.7
12.00%	54.9
14.85%	53.8
18.00%	52.7
20.00%	52.1
25.00%	50.5

Table 3: Agnew Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)
Variation in NPV @ 0% DCF
Revenue	(14.8)	10.2	35.2	69.1	85.2	110.2	133.9
Operating Expenditures	111.8	94.6	77.4	69.1	43.0	25.8	8.7
Capital Expenditures	71.7	67.9	64.0	69.1	56.4	52.6	48.7
Variation in NPV @ 7.46% DCF
Revenue	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
Operating Expenditures	104.0	88.3	72.5	56.8	41.0	25.2	9.5
Capital Expenditures	67.8	64.1	60.4	56.8	53.1	49.4	45.7

Table 4: Agnew Mine: Variation of NPV – twin parameter sensitivity

			Revenue Sensitivity
NPV (US$m)	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	34.7	57.8	80.9	104.0	125.7	142.4	158.8
(20%)	19.0	42.1	65.2	88.3	111.4	131.0	147.6
(10%)	3.2	26.3	49.4	72.5	95.6	118.7	136.4
0%	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
10%	(28.3)	(5.2)	17.9	41.0	64.1	87.2	110.3
20%	(44.1)	(21.0)	2.1	25.2	48.3	71.4	94.5
30%	(59.8)	(36.7)	(13.6)	9.5	32.6	55.7	78.8

EXHIBIT 3

VALUATION TABLES – SADIOLA GOLD MINE

Note for the record.

The following Tables for Sadiola Mine are based on post-tax pre-finance cashflows at the asset level.

Table 1: Sadiola Mine: Post-tax pre-finance cash flows

Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year	Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
RoMTonnage	(kt)	22,385	1,725	4,529	7,794	4,147	2,305	1,045	839
Head Grade	(g/t)	3.1	3.0	2.9	3.4	3.2	2.2	2.9	3.1
Contained Gold	(koz)	2,213	167	419	860	421	163	97	84
Processing
MilledTonnage	(kt)	30,256	2,721	5,323	5,256	5,256	5,270	5,256	1,175
Milled Grade	(g/t)	2.9	3.0	2.9	3.4	3.2	2.2	2.9	3.1
Metallurgical Recovery	(%)	87.9%	87.4%	90.9%	84.2%	86.7%	94.3%	85.7%	89.4%
Recovered Gold	(koz)	2,506	231	448	488	463	352	419	106
Clean-up Gold	(koz)
Saleable Metal	(koz)	2,506	231	448	488	463	352	419	106
Commodity Sales
Gold	(koz)	2,506	231	448	488	463	352	419	106
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)		404	412	420	429	437	446	455
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Financial – Nominal
Sales Revenue – Gold	(US$m)	1,070.4	93.2	184.6	205.2	198.6	153.8	186.9	48.1
Operating Expenditures	(US$m)	(730.5)	(54.3)	(124.8)	(138.1)	(127.4)	(116.4)	(120.1)	(49.3)
Mining	(US$m)	(228.9)	(12.4)	(41.6)	(45.1)	(41.2)	(40.2)	(31.1)	(17.3)
Processing	(US$m)	(287.2)	(25.0)	(47.3)	(53.0)	(48.7)	(44.8)	(48.7)	(19.8)
Overheads	(US$m)	(130.0)	(9.3)	(20.9)	(21.7)	(21.7)	(21.6)	(21.8)	(12.9)
Realisation	(US$m)	(2.5)	(0.2)	(0.4)	(0.5)	(0.5)	(0.4)	(0.4)	(0.1)
By-Product Credits	(US$m)	–	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	(66.5)	(5.8)	(11.5)	(12.7)	(12.3)	(9.6)	(11.6)	(3.0)
Environmental	(US$m)	(22.3)	(1.4)	(3.2)	(3.5)	(3.6)	(3.7)	(3.8)	(3.1)
Terminal Benefits	(US$m)	(7.2)	–	–	–	–	–	–	(7.2)
Net Change in Working Capital	(US$m)	14.1	(0.2)	0.1	(1.7)	0.7	3.8	(2.7)	14.2
Operating Profit	(US$m)	339.9	38.9	59.7	67.1	71.3	37.4	66.8	(1.3)
Tax Liability	(US$m)	(54.1)				(17.9)	(12.9)	(23.4)
Capital Expenditure	(US$m)	(48.0)	(17.3)	(22.3)	(5.7)	(2.0)	(0.6)	(0.0)	–
Project	(US$m)	(42.1)	(17.3)	(19.2)	(4.6)	(1.1)	–	–	–
Sustaining	(US$m)	(5.9)	–	(3.1)	(1.2)	(1.0)	(0.6)	(0.0)	–
Final Net Free Cash	(US$m)	237.8	21.6	37.4	61.3	51.4	23.9	43.4	(1.3)
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	267	226	264	259	251	303	243	443
Total Cash Costs	(US$/oz)	267	226	264	259	251	303	243	443
Total Working Costs	(US$/oz)	277	232	271	266	258	313	251	529
Total Costs	(US$/oz)	291	307	319	280	261	304	257	410

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year	Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
RoMTonnage	(kt)
Head Grade	(g/t)
Contained Gold	(koz)
Processing
MilledTonnage	(kt)
Milled Grade	(g/t)
Metallurgical Recovery	(%)
Recovered Gold	(koz)
Clean-up Gold	(koz)
Saleable Metal	(koz)
Commodity Sales
Gold	(koz)
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)
US CPI	(%)
Financial – Nominal
Sales Revenue – Gold	(US$m)
Operating Expenditures	(US$m)
Mining	(US$m)
Processing	(US$m)
Overheads	(US$m)
Realisation	(US$m)
By-Product Credits	(US$m)
Mineral Royalty	(US$m)
Environmental	(US$m)
Terminal Benefits	(US$m)
Net Change in Working Capital	(US$m)
Operating Profit	(US$m)
Tax Liability	(US$m)
Capital Expenditure	(US$m)
Project	(US$m)
Sustaining	(US$m)
Final Net Free Cash	(US$m)
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)
Total Cash Costs	(US$/oz)
Total Working Costs	(US$/oz)
Total Costs	(US$/oz)

Table 2: Sadiola Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	237.8
5.00%	204.9
7.46%	191.3
10.00%	178.7
12.00%	169.7
14.85%	158.1
18.00%	146.8
20.00%	140.2
25.00%	125.9

Table 3: Sadiola Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)
Variation in NPV @ 0% DCF
Revenue	(6.8)	92.8	171.0	237.8	302.9	367.6	432.3
Operating Expenditures	368.8	325.3	281.7	237.8	192.1	146.4	91.0
Capital Expenditures	247.1	244.0	240.9	237.8	234.7	231.5	228.4
Variation in NPV @ 7.46% DCF
Revenue	(5.0)	73.4	137.3	191.3	243.6	295.3	346.9
Operating Expenditures	295.5	261.0	226.5	191.3	154.9	117.7	73.1
Capital Expenditures	200.4	197.4	194.3	191.3	188.3	185.2	182.2

Table 4: Sadiola Mine: Variation of NPV – twin parameter sensitivity

			Revenue Sensitivity
NPV (US$m)	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	138.7	191.7	243.8	295.5	347.1	398.4	449.5
(20%)	99.8	156.4	209.2	261.0	312.6	364.3	415.4
(10%)	47.4	119.1	173.9	226.5	278.1	329.8	381.2
0%	(5.0)	73.4	137.3	191.3	243.6	295.3	346.9
10%	(57.4)	21.0	99.4	154.9	208.7	260.8	312.4
20%	(109.7)	(31.3)	47.1	117.7	172.3	225.9	277.9
30%	(162.1)	(83.7)	(5.3)	73.1	135.8	189.7	243.0

EXHIBIT 4

VALUATION TABLES – YATELA GOLD MINE

Note for the record.

The following Tables for Yatela Mine are based on post-tax pre-finance cashflows at the asset level.

Table 1: Yatela Tax Entity: Post-tax pre-finance cash flows

Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year	Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
RoMTonnage	(kt)	9,430	3,036	2,159	3,371	864
Head Grade	(g/t)	3.2	2.5	3.0	4.2	2.9
Contained Gold	(koz)	983	244	206	453	80
Processing
Milled Tonnage	(kt)	8,640	1,564	2,933	2,933	1,211
Milled Grade	(g/t)	3.5	3.5	2.7	4.4	3.1
Metallurgical Recovery	(%)	88.4%	77.8%	103.3%	72.6%	126.4%
Recovered Gold	(koz)	861	137	268	303	153
Clean-up Gold	(koz)
Saleable Metal	(koz)	861	137	268	303	153
Commodity Sales
Gold	(koz)	861	137	268	303	153
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)		404	412	420	429
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)		1.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%
Financial – Nominal
Sales Revenue – Gold	(US$m)	358.9	55.5	110.4	127.4	65.6
Operating Expenditures	(US$m)	(197.2)	(37.6)	(67.6)	(70.8)	(21.1)
Mining	(US$m)	(82.2)	(18.9)	(29.9)	(30.4)	(3.1)
Processing	(US$m)	(53.6)	(8.2)	(17.1)	(17.2)	(11.1)
Overheads	(US$m)	(36.5)	(4.8)	(10.8)	(10.7)	(10.2)
Realisation	(US$m)	(0.9)	(0.1)	(0.3)	(0.3)	(0.2)
By-Product Credits	(US$m)	–	–	–	–	–
Mineral Royalty	(US$m)	(22.3)	(3.4)	(6.9)	(7.9)	(4.1)
Environmental	(US$m)	(8.5)	(1.4)	(2.9)	(2.9)	(1.2)
Terminal Benefits	(US$m)	(1.2)	–	–	–	(1.2)
Net Change in Working Capital	(US$m)	8.0	(0.7)	0.2	(1.4)	9.9
Operating Profit	(US$m)	161.7	17.8	42.8	56.6	44.4
Tax Liability	(US$m)	(35.4)	(19.8)	(15.6)	–	–
Capital Expenditure	(US$m)	(12.6)	(4.4)	(8.2)	–	–
Project	(US$m)	(12.6)	(4.4)	(8.2)	–	–
Sustaining	(US$m)	–	–	–	–	–
Final Net Free Cash	(US$m)	113.7	13.4	34.6	36.8	28.9
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	218	256	235	209	175
Total Cash Costs	(US$/oz)	218	256	235	209	175
Total Working Costs	(US$/oz)	229	266	246	218	190
Total Costs	(US$/oz)	235	303	275	222	129

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year	Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
RoMTonnage	(kt)
Head Grade	(g/t)
Contained Gold	(koz)
Processing
Milled Tonnage	(kt)
Milled Grade	(g/t)
Metallurgical Recovery	(%)
Recovered Gold	(koz)
Clean-up Gold	(koz)
Saleable Metal	(koz)
Commodity Sales
Gold	(koz)
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)
US CPI	(%)
Financial – Nominal
Sales Revenue – Gold	(US$m)
Operating Expenditures	(US$m)
Mining	(US$m)
Processing	(US$m)
Overheads	(US$m)
Realisation	(US$m)
By-Product Credits	(US$m)
Mineral Royalty	(US$m)
Environmental	(US$m)
Terminal Benefits	(US$m)
Net Change in Working Capital	(US$m)
Operating Profit	(US$m)
Tax Liability	(US$m)
Capital Expenditure	(US$m)
Project	(US$m)
Sustaining	(US$m)
Final Net Free Cash	(US$m)
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)
Total Cash Costs	(US$/oz)
Total Working Costs	(US$/oz)
Total Costs	(US$/oz)

Table 2: Yatela Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	113.7
5.00%	102.2
7.46%	97.2
10.00%	92.5
12.00%	89.0
14.85%	84.4
18.00%	79.8
20.00%	77.1
25.00%	71.0

Table 3: Yatela Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)
Variation in NPV @ 0% DCF
Revenue	33.4	60.1	86.9	113.7	140.5	167.2	194.0
Operating Expenditures	158.5	143.6	128.6	113.7	98.8	83.8	68.9
Capital Expenditures	117.5	116.2	115.0	113.7	112.4	111.2	109.9
Variation in NPV @ 7.46% DCF
Revenue	27.3	50.6	73.9	97.2	120.5	143.8	167.0
Operating Expenditures	136.7	123.5	110.4	97.2	84.0	70.8	57.7
Capital Expenditures	100.7	99.5	98.3	97.2	96.0	94.9	93.7

Table 4: Yatela Mine: Variation of NPV – twin parameter sensitivity

	Revenue Sensitivity
NPV (US$m)	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	66.8	90.1	113.4	136.7	160.0	183.3	206.6
(20%)	53.7	77.0	100.2	123.5	146.8	170.1	193.4
(10%)	40.5	63.8	87.1	110.4	133.6	156.9	180.2
0%	27.3	50.6	73.9	97.2	120.5	143.8	167.0
10%	14.8	37.4	60.7	84.0	107.3	130.6	153.9
20%	3.4	24.3	47.5	70.8	94.1	117.4	140.7
30%	(8.3)	12.2	34.4	57.7	80.9	104.2	127.5

EXHIBIT 5

VALUATION TABLES – TARKWA GOLD MINE

Note for the record.

The following Tables for Tarkwa Mine are based on post-tax pre-finance cashflows at the asset level.

Table 1: Tarkwa Mine: Post-tax pre-finance cash flows

Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year	Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
RoM Tonnage	(kt)	350,185	10,177	21,175	22,178	22,600	21,587	20,295	18,349	15,181	13,922
Head Grade	(g/t)	1.3	1.3	1.3	1.2	1.2	1.3	1.2	1.2	1.3	1.3
Contained Gold	(koz)	14,736	425	870	840	870	876	788	716	636	591
Processing
Milled Tonnage	(kt)	351,513	9,688	19,816	20,256	20,284	20,284	20,256	19,735	16,582	13,929
Milled Grade	(g/t)	1.3	1.3	1.3	1.2	1.3	1.3	1.2	1.2	1.2	1.3
Metallurgical Recovery	(%)	77.3%	87.5%	84.9%	83.7%	82.3%	77.9%	77.5%	78.3%	77.0%	75.9%
Recovered Gold	(koz)	11,442	365	717	674	680	662	610	581	510	449
Clean-up Gold	(koz)
Saleable Metal	(koz)	11,442	365	717	674	680	662	610	581	510	449
Commodity Sales
Gold	(koz)	11,442	365	717	674	680	662	610	581	510	449
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)		404	412	420	429	437	446	455	464	473
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Financial – Nominal
Sales Revenue – Gold	(US$m)	5,667.7	147.4	295.6	283.3	291.4	289.4	272.3	264.3	236.8	212.5
Operating Expenditures	(US$m)	(3,889.5)	(95.4)	(154.2)	(170.0)	(183.3)	(185.9)	(190.7)	(192.3)	(183.3)	(176.7)
Mining	(US$m)	(1,516.8)	(23.2)	(49.8)	(63.3)	(72.6)	(77.2)	(82.1)	(82.9)	(85.7)	(88.2)
Processing	(US$m)	(1,511.5)	(29.5)	(62.1)	(65.2)	(66.6)	(68.0)	(69.2)	(69.7)	(63.0)	(57.0)
Overheads	(US$m)	(666.3)	(15.7)	(32.7)	(33.4)	(34.1)	(31.6)	(31.9)	(31.8)	(29.0)	(26.5)
Realisation	(US$m)	–	–	–	–	–	–	–	–	–	–
By-Product Credits	(US$m)	–	–	–	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	(170.0)	(4.4)	(8.9)	(8.5)	(8.7)	(8.7)	(8.2)	(7.9)	(7.1)	(6.4)
Environmental	(US$m)	(15.0)	(0.2)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)
Terminal Benefits	(US$m)	(10.9)	–	–	–	–	–	–	–	–	–
Net Change in Working Capital	(US$m)	0.9	(22.3)	(0.2)	0.9	(0.7)	0.2	1.3	0.6	2.1	1.9
Operating Profit	(US$m)	1,778.2	52.0	141.4	113.3	108.1	103.5	81.6	72.0	53.5	35.8
Tax Liability	(US$m)	(427.0)		(21.1)	(31.8)	(32.9)	(31.9)	(18.9)	(14.3)	(13.8)	(9.2)
Capital Expenditure	(US$m)	(405.5)	(29.7)	(39.7)	(15.5)	(7.0)	(5.3)	(23.5)	(28.1)	(11.0)	(7.4)
Project	(US$m)	(207.7)	(29.6)	(39.4)	(15.1)	(6.6)	(4.5)	(19.2)	(17.4)	(2.4)	(2.5)
Sustaining	(US$m)	(197.8)	(0.2)	(0.3)	(0.4)	(0.4)	(0.9)	(4.3)	(10.7)	(8.6)	(4.9)
Final Net Free Cash	(US$m)	945.8	22.3	80.5	66.0	68.3	66.3	39.2	29.7	28.7	19.2
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	271	198	208	241	250	256	281	291	312	335
Total Cash Costs	(US$/oz)	271	198	208	241	250	256	281	291	312	335
Total Working Costs	(US$/oz)	273	199	208	241	251	257	282	292	313	336
Total Costs	(US$/oz)	302	340	262	262	261	264	315	333	328	347

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year	Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
RoM Tonnage	(kt)	14,732	18,504	21,995	18,560	14,495	14,322	14,660	14,736	14,528	14,429	14,025	8,329	1,407
Head Grade	(g/t)	1.3	1.4	1.3	1.3	1.4	1.4	1.4	1.4	1.4	1.3	1.4	1.4	1.4
Contained Gold	(koz)	615	813	948	794	644	631	676	680	633	623	623	377	65
Processing
Milled Tonnage	(kt)	13,910	13,910	13,929	13,929	13,910	13,910	13,929	13,929	13,910	13,910	13,929	13,929	11,422	6,567	3,878	1,778
Milled Grade	(g/t)	1.3	1.5	1.6	1.5	1.4	1.4	1.5	1.5	1.4	1.4	1.4	1.1	0.9	0.9	0.9	0.9
Metallurgical Recovery	(%)	76.4%	76.9%	75.8%	75.6%	75.5%	73.7%	74.0%	74.0%	71.6%	71.4%	71.8%	73.1%	75.9%	83.4%	93.8%	93.8%
Recovered Gold	(koz)	455	525	545	505	476	459	488	490	443	436	446	374	240	151	110	50
Clean-up Gold	(koz)
Saleable Metal	(koz)	455	525	545	505	476	459	488	490	443	436	446	374	240	151	110	50
Commodity Sales
Gold	(koz)	455	525	545	505	476	459	488	490	443	436	446	374	240	151	110	50
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)	483	492	502	512	523	533	544	555	566	577	589	600	612	625	637	650
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Financial – Nominal
Sales Revenue – Gold	(US$m)	219.8	258.8	273.6	258.6	248.9	244.6	265.4	271.7	250.8	251.8	262.4	224.3	146.9	94.5	69.9	32.7
Operating Expenditures	(US$m)	(182.5)	(190.6)	(186.5)	(174.4)	(171.7)	(165.4)	(174.3)	(175.3)	(172.0)	(184.0)	(184.9)	(152.0)	(100.8)	(66.1)	(47.9)	(29.6)
Mining	(US$m)	(89.7)	(91.8)	(87.4)	(77.1)	(72.7)	(64.7)	(68.5)	(68.7)	(66.8)	(74.9)	(72.6)	(46.2)	(10.5)	–	–	–
Processing	(US$m)	(58.0)	(59.2)	(60.4)	(61.6)	(62.8)	(64.0)	(65.4)	(66.7)	(68.0)	(69.3)	(70.8)	(74.4)	(74.0)	(54.4)	(35.3)	(16.5)
Overheads	(US$m)	(27.0)	(28.1)	(28.7)	(28.7)	(28.9)	(29.1)	(30.0)	(30.6)	(30.7)	(31.3)	(32.0)	(27.0)	(17.2)	(12.4)	(12.0)	(6.0)
Realisation	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
By-Product Credits	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	(6.6)	(7.8)	(8.2)	(7.8)	(7.5)	(7.3)	(8.0)	(8.1)	(7.5)	(7.6)	(7.9)	(6.7)	(4.4)	(2.8)	(2.1)	(1.0)
Environmental	(US$m)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.8)	(0.8)	(0.4)
Terminal Benefits	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(10.9)
Net Change in Working Capital	(US$m)	(0.6)	(3.2)	(1.1)	1.4	0.8	0.5	(1.7)	(0.4)	1.7	(0.1)	(0.8)	3.1	6.0	4.3	2.2	5.1
Operating Profit	(US$m)	37.3	68.2	87.2	84.2	77.3	79.3	91.1	96.4	78.8	67.9	77.6	72.4	46.1	28.4	21.9	3.0
Tax Liability	(US$m)	(7.1)	(16.8)	(24.0)	(20.5)	(14.6)	(17.6)	(21.4)	(24.0)	(22.4)	(17.0)	(17.6)	(19.2)	(13.6)	(9.2)	(7.1)	(1.0)
Capital Expenditure	(US$m)	(15.6)	(16.7)	(13.2)	(21.1)	(32.4)	(25.0)	(25.2)	(22.6)	(9.8)	(15.6)	(23.3)	(13.3)	(4.4)	–	–	–
Project	(US$m)	(9.3)	(8.0)	(0.3)	(8.1)	(8.2)	–	(8.6)	(8.7)	–	(7.4)	(12.5)	–	–	–	–	–
Sustaining	(US$m)	(6.3)	(8.7)	(13.0)	(13.0)	(24.1)	(25.0)	(16.6)	(13.9)	(9.8)	(8.2)	(10.8)	(13.3)	(4.4)	–	–	–
Final Net Free Cash	(US$m)	14.7	34.8	49.9	42.6	30.3	36.6	44.5	49.8	46.6	35.3	36.6	39.9	28.2	19.2	14.8	2.1
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	330	289	270	271	276	270	259	256	276	291	279	275	289	295	283	288
Total Cash Costs	(US$/oz)	330	289	270	271	276	270	259	256	276	291	279	275	289	295	283	288
Total Working Costs	(US$/oz)	331	290	271	272	277	271	260	257	277	292	281	276	291	298	287	426
Total Costs	(US$/oz)	361	320	292	302	328	311	301	291	290	317	317	295	286	280	274	363

Table 2: Tarkwa Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	945.8
5.00%	592.8
7.46%	492.4
10.00%	416.9
12.00%	371.3
14.85%	320.9
18.00%	279.2
20.00%	258.1
25.00%	217.4

Table 3: Tarkwa Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$–m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)
Variation in NPV @ 0% DCF
Revenue	(221.2)	228.4	587.6	945.8	1,303.7	1,661.7	2,019.7
Operating Expenditures	1,657.5	1,420.3	1,183.0	945.8	708.4	470.1	231.7
Capital Expenditures	1,027.9	1,000.5	973.1	945.8	918.4	891.0	863.7
Variation in NPV @ 7.46% DCF
Revenue	(80.2)	138.4	316.3	492.4	668.5	844.6	1,020.6
Operating Expenditures	833.7	719.9	606.2	492.4	378.6	264.5	147.2
Capital Expenditures	535.8	521.3	506.9	492.4	477.9	463.5	449.0

Table 4: Tarkwa Mine: Variation of NPV – twin parameter sensitivity

			Revenue Sensitivity
NPV (US$m)	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	305.4	481.5	657.6	833.7	1,009.7	1,185.7	1,361.6
(20%)	191.3	367.8	543.8	719.9	896.0	1,072.1	1,247.9
(10%)	71.7	253.9	430.1	606.2	782.2	958.3	1,134.3
0%	(80.2)	138.4	316.3	492.4	668.5	844.6	1,020.6
10%	(246.9)	(0.8)	201.8	378.6	554.7	730.8	906.9
20%	(415.8)	(154.6)	77.9	264.5	441.0	617.1	793.1
30%	(585.1)	(323.4)	(73.6)	147.2	326.9	503.3	679.4

EXHIBIT 6

VALUATION TABLES – DAMANG GOLD MINE

Note for the record.

The following Tables for Damang Mine are based on post-tax pre-finance cashflows at the asset level.

Table 1: Damang Mine: Post-tax pre-finance-cash flows

Financial Year		Totals/	2004	2005	2006	2007	2008	2009	2010	2011	2012
Project Year	Units	Averages	1	2	3	4	5	6	7	8	9
Production
Mining
RoM Tonnage	(kt)	10,819	1,368	4,679	3,771	1,002
Head Grade	(g/t)	1.4	1.2	1.5	1.4	1.0
Contained Gold	(koz)	475	53	219	169	33
Processing
MilledTonnage	(kt)	20,080	2,603	5,206	5,206	5,206	1,859
Milled Grade	(g/t)	1.3	1.5	1.6	1.4	1.2	0.4
Metallurgical Recovery	(%)	89.9%	90.5%	89.1%	89.1%	90.7%	94.4%
Recovered Gold	(koz)	769	116	236	208	184	25
Clean-up Gold	(koz)
Saleable Metal	(koz)	769	116	236	208	184	25
Commodity Sales
Gold	(koz)	769	116	236	208	184	25
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)		404	412	420	429	437
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%
Financial — Nominal
Sales Revenue – Gold	(US$m)	321.3	47.0	97.2	87.3	78.8	10.8	–	–	–	–
Operating Expenditures	(US$m)	(251.0)	(35.8)	(74.6)	(71.4)	(53.9)	(15.3)	–	–	–	–
Mining	(US$m)	(72.7)	(10.6)	(26.0)	(23.9)	(9.9)	(2.3)	–	–	–	–
Processing	(US$m)	(144.0)	(18.1)	(38.6)	(39.7)	(36.7)	(10.9)	–	–	–	–
Overheads	(US$m)	(16.2)	(2.4)	(4.9)	(4.3)	(4.1)	(0.5)	–	–	–	–
Realisation	(US$m)	(1.0)	(0.1)	(0.3)	(0.3)	(0.2)	(0.0)	–	–	–	–
By-Product Credits	(US$m)	–	–	–	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	(9.6)	(1.4)	(2.9)	(2.6)	(2.4)	(0.3)	–	–	–	–
Environmental	(US$m)	(5.6)	(0.7)	(1.4)	(1.4)	(1.5)	(0.5)	–	–	–	–
Terminal Benefits	(US$m)	(7.3)	–	–	–	–	(7.3)	–	–	–	–
Net Change in Working Capital	(US$m)	5.6	(2.5)	(0.4)	0.8	0.9	6.7	–	–	–	–
Operating Profit	(US$m)	70.3	11.2	22.7	15.9	25.0	(4.5)	–	–	–	–
Tax Liability	(US$m)	(19.5)	–	(6.2)	(5.2)	(8.1)
Capital Expenditure	(US$m)	(8.7)	(8.7)	–	–	–	–	–	–	–	–
Project	(US$m)	(8.7)	(8.7)	–	–	–	–	–	–	–	–
Sustaining	(US$m)	–	–	–	–	–	–	–	–	–	–
Final Net Free Cash	(US$m)	42.1	2.5	16.5	10.7	16.8	(4.5)	–	–	–	–
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)	303	278	299	324	270	524
Total Cash Costs	(US$/oz)	303	278	299	324	270	524
Total Working Costs	(US$/oz)	319	284	305	331	278	815
Total Costs	(US$/oz)	323	378	307	327	273	565

[Additional columns below]

[Continued from above table, first column(s) repeated]

Financial Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Project Year	Units	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25
Production
Mining
RoM Tonnage	(kt)
Head Grade	(g/t)
Contained Gold	(koz)
Processing
Milled Tonnage	(kt)
Milled Grade	(g/t)
Metallurgical Recovery	(%)
Recovered Gold	(koz)
Clean-up Gold	(koz)
Saleable Metal	(koz)
Commodity Sales
Gold	(koz)
Silver	(koz)
Commodity Prices
Gold Price	(US$/oz)
Silver Price	(US$/oz)
Macro Economics
US PPI	(%)
US CPI	(%)
Financial — Nominal
Sales Revenue – Gold	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Operating Expenditures	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mining	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Processing	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Overheads	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Realisation	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
By-Product Credits	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mineral Royalty	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Environmental	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Terminal Benefits	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Net Change in Working Capital	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Operating Profit	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Tax Liability	(US$m)
Capital Expenditure	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Project	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Sustaining	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Final Net Free Cash	(US$m)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Reporting Statistics – Real
Cash Operating Costs	(US$/oz)
Total Cash Costs	(US$/oz)
Total Working Costs	(US$/oz)
Total Costs	(US$/oz)

Table 2: Damang Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)
0.00%	42.1
5.00%	37.9
7.46%	36.1
10.00%	34.3
12.00%	33.0
14.85%	31.3
18.00%	29.6
20.00%	28.6
25.00%	26.3

Table 3: Damang Mine: Variation of NPV – single parameter sensitivity

Sensitivity Range – Revenue	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Operating
Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Sensitivity Range – Capital
Expenditures	(30%)	(20%)	(10%)	0%	10%	20%	30%
Currency	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)	(US$’m)
Variation in NPV @ 0% DCF
Revenue	(26.9)	1.3	21.7	42.1	62.5	83.0	103.2
Operating Expenditures	89.9	74.4	58.3	42.1	26.0	9.8	(7.1)
Capital Expenditures	43.9	43.3	42.7	42.1	41.5	40.9	40.4
Variation in NPV @ 7.46% DCF
Revenue	(22.9)	1.1	18.7	36.1	53.4	70.7	87.8
Operating Expenditures	76.5	63.3	49.7	36.1	22.4	8.7	(6.0)
Capital Expenditures	37.8	37.2	36.6	36.1	35.5	34.9	34.3

Table 4: Damang Mine: Variation of NPV – twin parameter sensitivity

NPV (US$m)	Revenue Sensitivity
	(30%)	(20%)	(10%)	0%	10%	20%	30%
Operating Expenditure Sensitivity
(30%)	25.0	42.4	59.6	76.5	93.4	110.3	127.1
(20%)	11.4	28.7	46.0	63.3	80.3	97.2	114.0
(10%)	(3.3)	15.0	32.4	49.7	67.0	84.0	100.9
0%	(22.9)	1.1	18.7	36.1	53.4	70.7	87.8
10%	(42.7)	(17.3)	5.0	22.4	39.7	57.1	74.3
20%	(62.7)	(37.0)	(11.6)	8.7	26.1	43.4	60.7
30%	(82.6)	(56.8)	(31.3)	(6.0)	12.4	29.8	47.1

SCHEDULE D

MANAGEMENT’S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD CORPORATION

1. MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Net earnings for the second quarter of 2004 were $0.1 million or $0.00 per share compared to $2.0 million or $0.01 per share for the second quarter of 2003. Net earnings for the first half of 2004 were $6.0 million or $0.04 per share compared to $5.5 million or $0.04 per share for the first half of 2003. The decrease in earnings in the second quarter is attributable to costs totaling $5.7 million relating to due diligence activities, financial advisory fees and legal services for the Wheaton River merger proposal and the Golden Star unsolicited takeover offer. These costs were somewhat offset by the higher realized price for gold of $401 per ounce for the second quarter of 2004 and $409 per ounce year-to-date as compared to $350 per ounce and $355 per ounce for the same periods in 2003. Royalties from the Diavik diamond mine for the second quarter also helped offset the expenses related to corporate transaction costs.

Operating cash flow for the second quarter of 2004 was negative $6.3 million or negative $0.04 per share compared to $7.8 million or $0.05 per share for the second quarter of 2003. For the second quarter of 2004, operating cash flow was negatively impacted by no cash distributions from Tarkwa and Damang, corporate transaction expenses and a build-up of working capital at the Sadiola and Yatela operations which has reduced subsequent to the end of the quarter. In accordance with accounting policy, only cash distributions from Tarkwa and Damang are included in IAMGold’s operating cash flow.

Summarized Financial Results
(in $000’s except where noted)

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
		(Restated)
Net earnings (US$)*	3,472	2,045	4,587	5,376	5,906	77
Net earnings per share
– basic & diluted (US$)*	0.03	0.01	0.03	0.04	0.04	0.00
Operating cash flow (US$)	12,292	7,850	6,485	4,011	5,773	(6,263)
Operating cash flow per share
– basic & diluted (US$)	0.09	0.05	0.04	0.03	0.04	(0.04)
Cash and bullion balance (US$)	93,014	99,816	106,463	113,958	113,190	94,900
Gold spot price (US$/oz)***	352	347	363	391	408	401

*	2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.

IAMGold Attributable Production and Costs

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Production (000 oz)
Sadiola – 38%	40	40	42	50	45	45
Yatela – 40%	21	30	19	17	20	25
Tarkwa – 18.9%	26	25	28	27	26	23
Damang – 18.9%	15	14	14	14	15	16
Total production	101	109	103	108	106	108
GI cash cost (US$/oz — IMG share)*	217	215	221	246	239	243
Gold spot price (US$/oz)**	352	347	363	391	408	401

*	Weighted average Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.

**	Average gold price as per the London pm fix.

Forecast 2004 production for IAMGold is 440,000 ounces, slightly below previous guidance of 445,000 ounces. Gold Institute cash cost for 2004 is forecast at $235 per ounce, compared to the previous estimate of $225 per ounce.

RESULTS OF OPERATIONS

Sadiola Mine (IAMGold interest – 38%)

Summarized Results
100% basis

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore milled (000t)	1,190	1,290	1,240	1,350	1,160	1,300
Head grade (g/t)	3.1	2.6	2.7	3.7	3.9	3.8
Recovery (%)	86	93	92	84	80	74
Gold production – 100% (000 oz)	104	105	111	132	117	117
Gold sales – 100% (000 oz)	113	101	105	134	118	116
Gold revenue (US$/oz)	369	359	365	402	418	411
Direct cash costs (US$/oz)	216	208	187	227	210	234
Production taxes (US$/oz)	23	20	20	24	25	23
Total cash costs (US$/oz)	239	228	207	251	235	257
Accounting adjustments (US$/oz)	(28)	(11)	(9)	(25)	(15)	(15)
GI cash cost (US$/oz)	211	217	198	226	220	242
GI cash cost (US$000)	21,872	22,666	21,984	29,907	25,781	28,373
IMG share – 38% (US$000)	8,311	8,613	8,354	11,365	9,797	10,782
GAAP reconciling items (US$000)**,#	726	(950)	(624)	(272)	565	187
Mining expense (US$000)	9,037	7,663	7,730	11,093	10,362	10,969

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

**	Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.

#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Gold production at the Sadiola mine during the second quarter was 117,000 ounces, consistent with first quarter 2004 production and was 11% above the second quarter 2003 production. During the second quarter, approximately 50% of the feed to the mill was from sulphide ores. These sulphide ores were of a higher grade and of a refractory nature with percentage gold recoveries averaging in the mid-sixties. In general, at Sadiola the refractory nature of the sulphide ore increases with grade and results in a corresponding lower recovery. Over the longer term, recoveries from sulphide ores are still expected to average approximately 80%. Recoveries from oxide ores continue to average in the mid-nineties.

The Gold Institute cash costs at Sadiola increased to $242 per ounce for the second quarter of 2004. Reagent costs were 38% higher than budget due to higher unit consumption rates and higher supply costs.

Asset additions at Sadiola amounted to $2.6 million for the second quarter of 2004 and $3.1 million year-to-date. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures were $2.8 million for the second quarter and $4.8 million year-to-date, of which $1.9 million and $2.5 million were spent in the respective periods on drilling for the deep sulphide project. The remaining amounts were spent on oxide and other exploration programs.

During the quarter, a profit distribution of $4.0 million was paid to shareholders, resulting in a total of $11.0 million paid year-to-date in 2004. IAMGold’s share of these distributions was $1.5 million for the quarter and $4.2 million year-to-date. Subsequent to quarter end, an additional dividend of $13.0 million was paid with IAMGold’s share being $4.9 million. Operating cash flow at Sadiola was $38.8 million for the second quarter and $47.4 million year-to-date.

The financial instrument position for the Sadiola mine at June 30, 2004 was 15,000 of written call options at an average strike price of $385 per ounce. The mark-to-market loss of this call position at both December 31, 2003 and March 31, 2004 was $1.4 million and $0.7 million at June 30, 2004.

Production for 2004 at Sadiola remains forecast at 465,000 ounces but Gold Institute cash cost is forecast at $235 per ounce versus the $225 per ounce provided in the Company’s previous guidance.

Yatela Mine (IAMGold interest – 40%)

Summarized Results
100% basis

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	740	700	470	680	640	760
Head grade (g/t)	2.8	3.8	2.3	2.2	3.6	3.4
Gold stacked (oz)	67	85	35	49	74	81
Gold production - 100% (000 oz)	53	75	48	42	51	62
Gold sales - 100% (000 oz)	54	70	53	45	46	71
Gold revenue (US$/oz)*	355	346	358	395	405	395
Direct cash costs (US$/oz)	210	172	247	444	335	283
Production taxes (US$/oz)	23	20	24	26	22	28
Total cash costs (US$/oz)	233	192	271	470	357	311
Accounting adjustments (US$/oz)**	(20)	11	(7)	(134)	(72)	(61)
GI cash cost (US$/oz)	213	203	264	336	285	250
GI cash cost (US$000)	11,400	15,231	12,743	13,874	14,536	15,487
IMG share - 40% (US$000)	4,560	6,092	5,097	5,550	5,815	6,195
GAAP reconciling items (US$000)***,#	137	(328)	(272)	261	(619)	1,266
Mining expense (US$000)	4,697	5,764	4,825	5,811	5,196	7,461

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.

**	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

***	Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.

#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Comparing the second quarter of 2004 to the first quarter of 2004 at Yatela, gold production increased by 22% and costs declined by 12% as the difficulties presented by the heavy rains in 2003 were mitigated.

Capital expenditures at Yatela were $2.0 million for the second quarter and $4.3 million year-to-date. Of these amounts, leach pad expansion costs were $1.4 million for the second quarter and $3.3 million year-to-date. Operating cash flow at Yatela was negative of $0.3 million for the quarter and positive of $2.9 million year-to-date.

Previous guidance for gold production at Yatela for 2004 was 275,000 ounces with a Gold Institute cash cost of $235 per ounce. These targets may prove difficult to attain, and while the mine is currently investigating measures to minimize any reductions to production, a more achievable forecast is 250,000 ounces for the year at a cash cost of $245 per ounce. The largest impediment to achieving the higher production level is the mechanical availability of the drilling and haulage equipment at the main Yatela pit. Mobilization of additional equipment to alleviate shortages will take some months to achieve and will be able to improve production levels in the fourth quarter but likely not in the third quarter.

Tarkwa Mine (IAMGold interest– 18.9%)

Summarized Results
100% basis

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	3,850	3,720	4,080	3,920	4,170	3,840
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.4
Gold stacked (000 oz)	172	162	185	191	226	201
Expected yield (%)	74	75	75	73	74	71
Gold production and sales – 100% (000 oz)	136	129	148	142	137	123
Gold revenue (US$/oz)*	342	336	361	391	407	395
Direct cash costs (US$/oz)	187	204	200	215	244	269
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	198	214	211	226	256	281
Gold-in-process adjustments (US$/oz)	14	9	10	13	(8)	(20)
GI cash cost (US$/oz)	212	223	221	240	248	261
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	21,731	16,426
IMG share - 18.9% (US$000)	3,348	2,758	3,899	4,047	4,107	3,105
GAAP reconciling items (US$000)**	(1,844)	(1,684)	(1,868)	(1,917)	(1,920)	(1,599)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	2,187	1,506

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

During the second quarter of 2004, mining activities at site were at record levels with 14.3 million tonnes of waste mined along with 4.2 million tonnes of ore. The high level of waste stripped was necessary to expose and allow access to some higher grade ores. The lack of access to the higher grade ores during the second quarter did result in lower than anticipated gold production of 123,000 ounces compared to 129,000 ounces during the second quarter of 2003.

Asset additions at Tarkwa amounted to $65.2 million for the second quarter of 2004 and $110.4 million year-to-date. The majority of the capital expenditures was for the construction of the new mill and the conversion from contract mining to owner-operated mining and amounted to $22.2 million and $37.9 million, respectively for the second quarter and $49.0 million and $53.5 million year-to-date. Construction activity for the new mill remains ahead of schedule with initial commissioning activities expected to begin in the third quarter of 2004. Full commercial production is expected by year-end. The forecast cost of the mill is 10% over budget at $94 million versus $85 million originally budgeted, of which 7% is attributable to unfavourable foreign exchange movements. The transition to owner mining was fully and successfully implemented in late June with total costs being as budgeted. Anticipated productivity levels with the new fleet have already been attained and are favourably impacting unit mining costs.

The construction of the mill and the fleet of new mine equipment is being funded by shareholder loans. To June 30, $135 million had been expended on these two projects of which IAMGold’s share was $28.4 million. Including an advance of $9.0 million made in the second quarter, IAMGold has provided funding of $11.7 million to date for these two projects. The balance of $16.6 million will be provided during the third quarter. Cash balances at Tarkwa as at June 30, 2004 were $43.9 million. A distribution of $20.0 million was made to shareholders during the third quarter of which IAMGold’s portion was $4.0 million.

Production for 2004 at Tarkwa is forecast at 585,000 ounces compared to 595,000 ounces provided in previous guidance as a result of the lower production in the second quarter. Gold Institute cash costs are forecast at $235 per ounce versus the previously provided $220 per ounce. The increase is due primarily to the higher levels of stripping attained at the mine.

Damang Mine (IAMGold interest – 18.9%)

Summarized Results
100% basis

		2003			2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore milled (000t)	1,230	1,310	1,180	1,360	1,300	1,390
Head grade (g/t)	2.2	2.1	2.0	2.0	2.0	2.1
Recovery (%)	91	92	92	90	90	90
Gold production & sales – 100% (000 oz)	77	78	70	78	78	83
Gold revenue (US$/oz)*	349	345	359	393	406	395
Direct cash costs (US$/oz)	215	226	218	202	210	200
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	226	236	229	214	222	212
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	(5)	(6)
GI cash cost (US$/oz)	247	218	228	229	217	206
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	14,764	15,572
IMG share - 18.9% (US$000)	1,493	1,875	1,741	2,396	2,790	2,493
GAAP reconciling items (US$000)**	(1,138)	(1,257)	(1,295)	(904)	(861)	(1,051)
Earnings from working interest (US$000)	355	618	446	1,492	1,929	1,442

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.

**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

Operations at the Damang mine continue to perform better than anticipated with production increasing by 6% and costs declining by 6% compared to the second quarter 2003.

A $2.0 million drill program was approved during the quarter to investigate the feasibility of deepening the main pit. At current gold prices, indications are that a deepening of the pit could extend the life of the Damang operations by one and a half years. Exploration efforts to expand reserves at satellite deposits near the Damang mill have met with some success. It is anticipated that a revised reserve and resource report will be released in September which will quantify these additions.

Asset additions at Damang were minimal and amounted to $1.5 million for the second quarter of 2004 and $1.7 million year-to-date.

Cash balances at Damang increased by $12.0 million for the quarter and $26.1 million year-to-date. As of June 30, 2004 cash balances stood at $40.4 million. Subsequent to the end of the quarter, a $25.0 million distribution to shareholders was made, of which IAMGold’s share was $4.7 million.

Forecast 2004 production at Damang has increased to 280,000 ounces at a Gold Institute cash cost of $235 per ounce versus previous guidance of 265,000 ounces at $235 per ounce.

CORPORATE RESULTS

Mining Interests

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
($000’s)	2004	2003	2004	2003
		(Restated)		(Restated)
Gold sales	$29,328	$23,514	$55,433	$47,043
Mining expense	18,430	13,428	33,988	27,162
Depreciation and depletion	6,251	5,699	12,981	11,239

Earnings from mining interests	$4,647	$4,387	$8,464	$8,642

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue in at Sadiola and Yatela was US$405 per ounce in the second quarter of 2004 and US$409 per ounce year-to-date compared to US$353 per ounce and US$359 per ounce for the same periods in 2003. Revenue was increased by $0.8 million for the second quarter of 2004 and $1.2 million year-to-date to reflect IAMGold’s share of the change in the mark-to-market loss on Sadiola call options and the amortization for the deferred hedge revenue.

The Sadiola and Yatela operations have received payments from the Government of Mali relating to rebates for fuel tax and VAT paid by the mines such that balances have been reduced from the high levels outstanding in the first quarter of 2004 to normal working levels.

Working Interests

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
($000’s)	2004	2003	2004	2003
Tarkwa	$1,506	$1,074	$3,693	$2,578
Damang	1,442	618	3,371	973

Earnings from working interests	$2,948	$1,692	$7,064	$3,551

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.4 million for the second quarter of 2004 and $2.8 million year-to-date, in comparison to $1.4 million and $2.9 million for the same periods in 2003.

Royalty Interests

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
($000’s)	2004	2003	2004	2003
Gold Royalties
Revenue	$664	$665	$1,201	$978
Amortization	419	434	750	658
Diamond Royalties
Revenue	1,518	—	2,508	—
Amortization	805	—	1,326	—

Earnings from royalty interests	$958	$231	$1,633	$320

Earnings from royalty interests increased 315% in the second quarter and 410% year-to-date compared to the same periods in 2003 due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project of $1.5 million during the second quarter of 2004 and $2.5 million year-to-date is based on the value of diamond sales by the owners during the respective periods. In 2003, the Diavik operations were in the start-up phase and, as a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the second quarter of 2004: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

EXPLORATION

Review of Projects

Senegal

Bambadji Project

A diamond drill program on the BA target was started in late June as follow-up to the good reverse circulation drill results obtained in the 2003 campaign.

Before the heavy rains started in mid-July, it was possible to complete 1,100 metres of drilling in seven holes. Results from this drilling are being assessed as they are received. The diamond drill program will continue in November, following the rainy season.

Ecuador

Quimsacocha Project

A 7,500 metre diamond drill program commenced in May, following up on high grade results from vein systems in the D1 zone. A detailed review of results form this on-going program will be the subject of a separate exploration press release.

Brazil

Tocantins Joint Venture

On this 50/50 joint venture with AngloGold covering a large greenstone belt in central Brazil, a drill target has been developed on the Chapada vein system. Drilling is likely to start in September.

Gandarela Joint Venture

AngloGold is earning into the project by funding a 6,000 metre diamond drill program to test gold-bearing conglomerates of the Moeda Formation, which has similarities to the Witwatersrand gold deposits of South Africa.

Three drill rigs are on site but owing to difficulties encountered in the drilling, none of the holes have reached their targeted depths.

Argentina

Los Menucos Joint Venture

This joint venture in search of epithermal gold deposits in northern Patagonia is funded by Barrick.

A six-hole (1,056m) diamond drill hole program on the Dos Lagunas target did not result in any economic intersections but results are being assessed to check if testing along strike is justified.

On the Catrin target at Cerro La Mina, five diamond drill holes (966m) were put down. Gold grades were low and Barrick plans to shift the exploration focus to the north and northeast of the Catrin area.

Cañadon del Moro

A mixed reverse circulation and diamond drill campaign has been completed on this target in northern Patagonia. Two veins were drill-tested and while gold values were generally not high (best value 2.9 g/t gold over 6m), the drilling encountered high silver values. There were eleven intersections averaging more than 100 g/t silver, the best being 726 g/t silver over 2m, 611 g/t over 3m and 452.3 g/t over 3 m.

The results are being assessed prior to deciding on the next stage of exploration.

Canada

Avalon Joint Venture

IAMGold is earning into this project of Rubicon Minerals in Newfoundland by funding exploration. At least one drill target has been identified and a 2,000m drill program is expected to begin in September.

Corporate Administration and Other

Corporate administration totaled $1.8 million for the second quarter of 2004 and $4.1 million year-to-date compared to $1.6 million and $3.6 million for the same periods in 2003. 2003 costs include $0.9 million resulting from the combination of IAMGold’s and Repadre’s corporate functions, including one-time charges for severance and office relocation expenses.

2004 costs include non-cash charges of $0.8 million relating to new accounting rules that require expensing the estimated costs of granting share options to employees.

2004 investment income includes a $1.1 million gain relating to sale of a loan in the first quarter of 2004.

Corporate Transactions

On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. (“Wheaton”). The combination was to be completed by way of a plan of arrangement whereby each Wheaton share would be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company’s existing shareholders. The combination required approval by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company’s shareholders. The IAMGold shareholder meeting initially scheduled to be held on June 8, 2004 was deferred and ultimately held on July 6, 2004 at which time a majority of the shareholders of IAMGold voted against the transaction and, as a result, the arrangement agreement has been terminated. A total of $3.5 million ($0.5 million in Q1, $3.0 million in Q2) has been charged against earnings in respect of financial advisory, legal and due diligence expenses incurred in connection with this transaction.

On May 27, 2004 Golden Star Resources Ltd. (“GSR”) announced an unsolicited take-over bid for IAMGold offering 1.15 shares of GSR for each share of IAMGold. A Special Committee of the Board of Directors for IAMGold was constituted to review the bid and the Board accepted the Special Committee’s recommendations to reject the GSR offer. The GSR offer was subsequently raised to 1.25 shares of GSR for each IAMGold share and the Board’s recommendation to shareholders remains to reject the revised offer. A total of $2.7 million has been charged against second quarter earnings in respect of the GSR bid. The bid is ongoing and additional expenses continue to be incurred during the third quarter.

D–9

Cash Flow

Operating cash flow was negative $6.3 million for the second quarter of 2004 and negative $0.5 million year-to-date compared to $7.8 million and $20.1 million for the same periods in 2003. The decline is a result of $6.2 million in corporate transaction costs and a temporary build-up of working capital at Sadiola and Yatela. The largest build-ups in working capital at Sadiola and Yatela were in accounts receivable due to an increase of $3.0 million from sales of gold and $1.6 million in amounts recoverable from the government of Mali. Subsequent to quarter-end, both of these accounts were reduced substantially. In addition, dividends and loan repayments from Tarkwa and Damang were delayed to July of this year and will be recorded in the third quarter results.

In respect of investing activities, $2.5 million was invested in the Sadiola and Yatela operations for the second quarter of 2004 and $4.6 million year-to-date. A cash call of $9.0 million was received from the Tarkwa operations and was disbursed during the quarter. In addition, $1.8 million of proceeds relating to the sale of a loan was recognized year-to-date.

The corporate cash position was reduced from $53.2 million at December 31, 2003 and $49.8 million as at March 31, 2004 to $36.9 million as at June 30, 2004, primarily from funding of capital projects at Tarkwa, corporate transaction costs and the payment of dividends.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	June 30,	December 31,
	2004	2003
Working Capital	$112.9	$118.5
Current Ratio	6.9	5.3

Cash

Consolidated cash balances totaled $47.2 million at June 30, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	June 30,	December 31,
	2004	2003
Joint venture cash	$10.3	$13.5
Corporate cash	36.9	53.2

Total	$47.2	$66.7

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Components of the Company’s corporate cash flow for the second quarter and year-to-date are as follows:

D–10

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Inflows
Sadiola cash receipts	$1.5	$3.8	$4.2	$8.4
Royalties received, net of withholding taxes and gold bullion receipts	1.9	0.5	3.3	0.7
Proceeds from sale of marketable securities and loans receivable	—	—	1.8	—
Interest income	0.4	0.2	0.6	0.5
Share issuances, net of share issue costs	—	0.5	0.5	3.0
Net cash acquired from Repadre	—	—	—	34.2
Damang cash receipts	—	1.9	—	3.9
Tarkwa cash receipts	—	4.0	—	4.0
Foreign exchange gain on cash balances	—	1.1	—	2.0
Other	—	0.2	—	—

	$3.8	$12.2	$10.4	$56.7

Outflows
Investment in Tarkwa	$9.0	$—	$9.0	$—
Dividends	—	—	6.7	2.5
Corporate transaction costs	2.8	0.2	3.3	0.3
Corporate administration	2.4	2.4	3.9	4.9
Exploration and exploration administration	2.0	2.4	3.1	3.2
Foreign exchange loss on cash balances	0.3	—	0.5	2.0
Other	0.2	—	0.2	0.2
Gold bullion purchases	—	3.5	—	14.0

	$16.8	$8.5	$26.7	$25.1

Net inflow (outflow)	$(13.0)	$3.7	$(16.3)	$31.6

Gold Bullion

At June 30, 2004, bullion balances were virtually unchanged from year end 2003 at 145,707 ounces at an average cost of $327 per ounce. The market value of the bullion was $57.7 million using a June 30, 2004 gold price of $396 per ounce.

CHANGES IN ACCOUNTING POLICY

Stock-based compensation:

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

Asset retirement obligations:

On January 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $0.6 million.

As at August 10, 2004, the number of shares issued and outstanding of the Corporation was 145.6 million.

D–11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the Consolidated Financial Statements for December 31, 2003 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

Overview

IAMGold (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. During 2003, the Company held interests in four operating gold mines in West Africa and certain diamond and gold royalties and conducted exploration activities in South America and West Africa.

Effective January 7, 2003, IAMGold completed a business combination with Repadre Capital Corporation (“Repadre”). Under the terms of the arrangement, 63.0 million common shares of IAMGold were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration for the transaction was $218.3 million, including acquisition costs of $0.8 million (refer to Notes to the Consolidated Statements – note 2).

Summarized Financial Results
(in US$000’s except where noted)

	2003	2002	2001
	(restated)	(restated)	(restated)
Cash and gold bullion	$113,958	$46,413	$31,365
Net working capital	118,539	56,884	19,917
Total assets***	454,169	194,309	180,583
Non-recourse loans payable	11,342	13,091	26,617
Gold sales	96,607	89,824	81,655
Royalty revenues	4,504	—	—
Earnings from working interests	9,650	—	—
Net earnings***	15,480	5,713	11,096
Basic net earnings per share	0.11	0.07	0.15
Diluted net earnings per share	0.11	0.07	0.15
Cash dividends declared per share (Cdn$)	0.06	0.05	0.05
Operating cash flow	30,638	18,937	26,432
Operating cash flow per share (basic & diluted)	0.21	0.25	0.36
Gold produced (000 oz – IMG share)	421	290	256
Weighted average GI cash cost (US$/oz – IMG share)*	225	169	138
Gold spot price (US$/oz)**	363	310	271

*	Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 and 2001 do not include Tarkwa and Damang.

**	Average gold price as per the London PM fix.

***	Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

Net earnings for 2003 were $15.5 million or $0.11 per share compared to $5.7 million or $0.07 per share for 2002. The increase in earnings is largely attributable to the contribution from the Repadre assets purchased in January 2003. Earnings from the Sadiola and Yatela mining operations were lower by $4.4 million in 2003 due to production shortfalls experienced at the Yatela operations.

Quarterly Financial Review
(in US$000’s except where noted)

Net earnings for the fourth quarter of 2003 were $5.2 million or $0.04 per share compared to a loss of $1.5 million for the fourth quarter of 2002.

D–12

Quarterly earnings for 2003 have been restated to reflect increased provisions for future income tax. Under Canadian GAAP, the liability for future income tax must be marked-to-market at current exchange rates in each reporting period. As the Canadian dollar experienced dramatic appreciation over the year, a $3.7 million or $0.03 per share non-cash charge has been taken against the foreign exchange account for the year due to the translation of the Company’s Canadian-based future tax liability into US dollars. $2.9 million of this loss occurred during the first and second quarters and quarterly results have been restated accordingly.

2003	Q1	Q2	Q3	Q4	Total
			(restated)
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings*	3,472	2,045	4,587	5,376	15,480
Basic earnings per share	0.03	0.01	0.03	0.04	0.11
Diluted earnings per share*	0.03	0.01	0.03	0.04	0.11
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

2002	Q1	Q2	Q3	Q4	Total
			(restated)
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings*	3,968	1,300	1,873	(1,428)	5,713
Basic and diluted earnings per share	0.05	0.02	0.02	(0.02)	0.07
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Operating cash flow per share (basic and diluted)	0.12	0.05	0.06	0.02	0.25

•	Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

RESULTS OF OPERATIONS

As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired is provided on a pro forma basis for 2002 periods.

Sadiola Mine (IAMGold interest – 38%)

The Company owns a 38 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (“IFC”), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Sadiola is provided in the table below:

D–13

Summarized Results
100% Basis

			2003			2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Waste mined (000t)	2,790	2,710	2,980	2,960	11,440	8,970
Marginal ore mined (000t)	550	340	220	370	1,480	1,410
Ore mined (000t)	1,160	1,790	750	2,030	5,730	6,380
Total material mined (000t)	4,500	4,840	3,950	5,360	18,650	16,760
Strip Ratio*	2.9	1.7	4.3	1.6	2.3	1.6
Ore milled (000t)	1,190	1,290	1,240	1,350	5,070	5,050
Head grade (g/t)	3.1	2.6	2.7	3.7	3.0	3.5
Recovery (%)	86	93	92	84	88	84
Gold production – 100% (000 oz)	104	105	111	132	452	480
Gold sales – 100% (000 oz)	113	101	105	134	453	477
Gold revenue (US$/oz)**	369	359	365	402	376	314
Direct cash costs (US$/oz)	216	208	187	227	210	153
Production taxes (US$/oz)	23	20	20	24	22	18
Total cash costs (US$/oz)	239	228	207	251	232	171
Stockpile adjustments (US$/oz)	(28)	(11)	(9)	(25)	(19)	(8)
GI cash cost (US$/oz)	211	217	198	226	213	164
GI cash cost (US$000)	21,872	22,666	21,984	29,907	96,429	78,545
IMG share – 38% (US$000)	8,311	8,613	8,354	11,365	36,643	29,847
GAAP Reconciling items (US$000)***	726	(950)	(624)	(272)	(1,120)	(475)
Mining expense (US$000)	9,037	7,663	7,730	11,093	35,523	29,372

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***	GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligation.”

In general, the Sadiola operations reached their budgeted production level for 2003 but operating costs were higher than anticipated.

The Company’s average gold revenue at Sadiola of $376 per ounce in 2003 was higher than the $314 per ounce achieved in 2002. The premium above the average spot price of $367 per ounce in 2003 ($310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

Gold production at Sadiola was 6% lower in 2003 than 2002. This decrease is attributable to lower ore grades delivered to the mill, which, at 3.0 g/t for the year, was in line with the average reserve grade. The lower grade was offset somewhat by significantly improved mill recoveries for the year for the sulphide ores processed. During the fourth quarter, however, recoveries on sulphide ore slipped below 80% due to mechanical problems (now rectified) at the oxygen plant, which resulted in insufficient oxygen being delivered to the process.

Cash costs increased in 2003 due to higher mining costs due to harder ore, the higher cost of diesel fuel, and the higher cost of labour and certain supplies which were euro or rand related rather than US dollar related. This trend continued during the fourth quarter of 2003.

Additions to fixed assets at Sadiola in 2003 were $4.3 million and were expended on a variety of small capital projects. 2002 asset additions were $10.4 million, $7.6 million of which was spent on the sulphidic ore treatment plant and the remaining $2.8 million on various smaller capital projects. Exploration expenditures in 2003 were $7.9 million (2002 – $6.2 million), $3.3 million (2002 -$2.0 million) of which was spent on the deep sulphide project and $3.9 million (2002 – $3.9 million) was spent on oxide programs.

D–14

During 2003, $41.0 million (2002 – $20.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $15.6 million (2002 – $7.6 million). Operating cash flow (excluding changes in working capital) for 2003 at Sadiola was $71.9 million (2002 – $71.6 million) and cash balances at Sadiola as at December 31, 2003 were $30.5 million (2002 - $16.5 million). In January 2004, Sadiola distributed an additional profit distribution of $7.0 million (Company share – $2.7 million) to its shareholders.

At December 31, 2003, Sadiola’s financial instrument position consisted of call options on 30,000 ounces (Company share – 11,400 ounces) of gold expiring in 2004 at an average price of $385, carrying a mark-to-market loss of $1.4 million (Company share – $0.5 million).

For 2004, Sadiola is budgeted to produce 465,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $215 per ounce. The production increase of 3 percent compared to 2003 results primarily from a higher level of ore being processed through the mill. Unit direct cash costs are expected to be comparable to 2003 levels. Over the past six months, the feasibility of mining the deposit using company-owned mining equipment operated by company personnel as opposed to continuing with a mining contractor has been studied and a final decision on this option will be made in the near future. A switch to owner mining will require capital expenditures on the order of $50 to $55 million. Operating costs would be lower in the longer term but there is a risk of incurring higher mining costs during the transition period. The mining contract with the current contractor has been extended to year-end 2004 to facilitate the decision.

Yatela Mine (IAMGold interest – 40%)

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis

			2003			2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Waste mined (000t)	3,530	3,750	3,560	7,890	18,730	15,910
Marginal ore mined (000t)	260	160	180	520	1,120	600
Ore mined (000t)	570	550	350	800	2,270	2,290
Total material mined (000t)	4,360	4,460	4,090	9,210	22,120	18,800
Strip Ratio*	6.6	7.1	10.7	10.5	8.7	7.2
Ore crushed (000t)	740	700	470	680	2,590	2,810
Head grade (g/t)	2.8	3.8	2.3	2.2	2.8	3.6
Gold stacked (oz)	67	85	35	49	236	327
Gold production - 100% (000 oz)	53	75	48	42	218	269
Gold sales - 100% (000 oz)	54	70	53	45	222	265
Gold revenue (US$/oz)**	355	346	358	395	361	311
Direct cash costs (US$/oz)	210	172	247	444	249	168
Production taxes (US$/oz)	23	20	24	26	23	19
Total cash costs (US$/oz)	233	192	271	470	272	187
Accounting adjustments (US$/oz)***	(20)	11	(7)	(134)	(28)	(10)
GI cash cost (US$/oz)	213	203	264	336	244	177
GI cash cost (US$000)	11,400	15,231	12,743	13,874	53,248	47,589
IMG share - 40% (US$000)	4,560	6,092	5,097	5,550	21,299	19,036
GAAP Reconciling items (US$000)****	137	(328)	(272)	261	(202)	612
Mining expense (US$000)	4,697	5,764	4,825	5,811	21,097	19,648

D–15

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**	Gold revenue is calculated as gold sales divided by ounces of gold sold.

***	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

****	GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

The sales price for gold at Yatela averaged $361 per ounce in 2003 compared to $311 per ounce in 2002. The mine had no exposure to any financial instrument over either reporting period.

Production for the fourth quarter at Yatela was 42,000 ounces of gold. For the year, production totaled 218,000 ounces, 19% lower than in 2002 and 7% below budget. The lower production was partially anticipated as the mine plan progressed through an area of ore at a lower grade than Yatela’s Dec. 31, 2002 reserve grade of 3.5 g/t. However, a severe rainy season in Mali, coincided with the commissioning of a new crusher circuit and new leach pads causing problems in these areas which further reduced production levels, particularly in the third and fourth quarters. In 2003, approval was given to develop the nearby Alamoutala deposit and production from the Alamoutala pit began in August 2003. Production from Alamoutala will continue during the first half of 2004 and will supplement ore provided from the main Yatela pit. Cumulative gold recovery from start-up to the end of 2003 is in line with expectations at 82.4%.

Cash costs at Yatela were higher due to the higher cost of diesel fuel, labour and certain supplies purchased in euro-related or rand-related currencies and higher costs from the Alamoutala pit due to longer haulage distances. Per ounce cash costs were particularly impacted as a result of lower production levels.

Capital expenditures at Yatela totaled $13.6 million (2002 – $8.7 million), $5.7 million (2002 - $0.5 million) of which was spent on the development of Alamoutala, $3.4 million (2002 – $4.5 million) on the expansion of leach pads, $2.2 million on the crusher installation and $1.1 million (2002 - $0.6 million) on exploration. The remaining $1.2 million (2002 – $3.1 million) was spent on project construction costs and various small capital projects.

During 2003, principal repayments on loans provided to construct the project totaled $11.3 million (2002 - $18.5 million). The Company received $3.5 million (2002 – $6.5 million) of this amount. Total project loans that remain outstanding at year-end 2003 total $76.9 million (2002 – $85.8 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

Operating cash flow (excluding changes in working capital) for 2003 at Yatela was $28.0 million (2002 - $34.8 million) (100% basis) and cash balances at Yatela as at December 31, 2003 were $4.5 million (2002 - $9.2 million).

For 2004, Yatela is budgeted to produce 275,000 ounces of gold at a total direct cash cost of $230 per ounce and a total operating cash cost, as defined by the Gold Institute, of $225 per ounce. Production is expected to revert to these more normal, longer-term levels compared to 2003 when the operations mined through a lower grade portion of the orebody and experienced significant production problems associated with the installation of a new crusher system and higher than normal rainfall during the wet season. The nearby Alamoutala deposit, brought into production in 2003, will be depleted as planned in the third quarter of 2004.

Tarkwa Mine (IAMGold interest – 18.9%)

As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Gold Fields Ghana Limited (“GFGL”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana. Gold Fields Limited (“Gold Fields”) also owns 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

A summary of significant operating statistics at Tarkwa is provided in the table below:

D–16

Summarized Results
100% Basis

			2003			2002#
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Waste mined (000t)	6,830	6,820	9,110	8,880	31,640	27,600
Marginal ore mined (000t)	40	30	40	130	240	300
Ore mined (000t)	3,970	4,090	4,380	4,160	16,600	15,430
Total material mined (000t)	10,840	10,940	13,530	13,170	48,480	43,330
Strip Ratio*	1.7	1.7	2.1	2.2	1.9	1.8
Ore crushed (000t)	3,850	3,720	4,080	3,920	15,570	15,105
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.6
Gold stacked (000 oz)	172	162	185	191	710	753
Expected yield (%)	74	75	75	73	74	76
Gold production and sales – 100% (000 oz)	136	129	148	142	555	524
Gold revenue (US$oz)**	342	336	361	391	358	304
Direct cash costs (US$/oz)	187	204	200	215	201	194
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	198	214	211	226	212	203
Gold-in-process adjustments (US$/oz)	14	9	10	13	12	(16)
GI cash cost (US$/oz)	212	223	221	240	224	187
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	74,346
IMG share – 18.9% (US$000)	3,348	2,758	3,899	4,047	14,052
GAAP Reconciling items (US$000)***	(1,844)	(1,684)	(1,868)	(1,917)	(7,313)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	6,739

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#	Shown on a pro forma basis for 2002.

The Company’s average gold revenue at Tarkwa was $358 per ounce in 2003. The discount below the average spot price of $364 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

Gold production at Tarkwa was 6% higher in 2003 than 2002. This increase is generally attributable to continuous efficiency improvements at all aspects of the operation.

Per ounce cash costs increased in 2003 due to additional definition drilling to enhance mineral resources and a 12% increase in material mined.

During May, the decision was made i) to construct a milling circuit at Tarkwa, and ii) to mine the deposit with company personnel and company-owned mining equipment rather than using a mining contractor. The 4.2 million tonne per annum mill was budgeted at $85 million to construct. The initial fleet of mining equipment was forecast to cost $75 million. The effect of these investments will be: i) an increase in the sustainable production rate to between 600,000 and 700,000 ounces per year, ii) an extension of the mine life, and iii) a lowering of the mining costs.

Total capital expenditures at Tarkwa in 2003 were $57.2 million, $28.9 million of which was spent on the construction of the new mill, $3.7 million was spent on the new mining fleet, $9.3 million was spent on leach pad expansions and $15.4 million was spent on various smaller capital projects.

D–17

During 2003, a $20.0 million profit distribution was paid to the mine shareholders. The Company’s share of these distributions was $4.0 million. From this amount, the Company remitted $2.7 million to the mine as its share of a cash call for the Tarkwa mill expansion, resulting in net distributions received from Tarkwa of $1.3 million in 2003. Operating cash flow (excluding changes in working capital) for 2003 at Tarkwa was $74.6 million (100% basis) and cash balances at Tarkwa as at December 31, 2003 were $30.1 million.

For 2004, Tarkwa is expected to produce 595,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce. This production level is 7% greater than in 2003 as tonnes heap leached will be higher and some production will be derived from the new CIL mill. The final cost of the new mill is expected to be 5% to 10% over the budget of $85 million primarily due to an increase in the cost of equipment not purchased in US$. Mill commissioning is expected during the second half of the year. At mid-year, mining operations will switch from contract mining to owner-operated mining. This project is on schedule and on budget.

Damang Mine (IAMGold interest – 18.9%)

As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Abosso Goldfields Limited (“Abosso”). Abosso holds the mining and exploration permits for the Damang mine in Ghana. Gold Fields also owns a 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis

			2003			2002#
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Waste mined (000t)	3,530	3,720	2,600	2,400	12,250	12,120
Ore mined (000t)	1,120	1,440	1,410	1,280	5,250	4,300
Total material mined (000t)	4,650	5,160	4,010	3,680	17,500	16,420
Strip Ratio*	3.2	2.6	1.8	1.9	2.3	2.8
Ore milled (000t)	1,230	1,310	1,180	1,360	5,080	4,290
Head grade (g/t)	2.2	2.1	2.0	2.0	2.1	2.3
Recovery (%)	91	92	92	90	91	90
Gold production and sales – 100% (000 oz)	77	78	70	78	303	287
Gold revenue (US$/oz)**	349	345	359	393	362	309
Direct cash costs (US$/oz)	215	226	218	202	215	211
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	226	236	229	214	226	220
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	4	6
GI cash cost (US$/oz)	247	218	228	229	230	226
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	39,709
IMG share – 18.9% (US$000)	1,493	1,875	1,741	2,396	7,505
GAAP Reconciling items (US$000)***	(1,138)	(1,257)	(1,295)	(904)	(4,594)
Earnings from working interest (US$000)	355	618	446	1,492	2,911

*	Strip ratio is calculated as waste divided by full-grade ore.

**	Gold revenue is calculated as gold sales divided by ounces of gold sold.

***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#	Shown on a pro forma basis for 2002 for 11 months only.

D–18

In general, performance at the Damang operation was above expectation in almost all categories.

The average gold sales price at Damang was $362 per ounce in 2003. The mine had no exposure to any financial instruments during the year or in future.

Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

Per ounce cash costs increased only minimally in 2003, primarily due to higher volumes being mined from satellite orebodies rather than from the main orebody.

Total capital expenditures at Damang in 2003 were $2.8 million for a variety of small capital projects. Exploration expenditures were $3.0 million for the year.

During 2003, shareholder loans were fully repaid. Total repayments were $34.3 million, of which $6.6 million was the Company’s share. Future distributions from Damang will be received as dividends. Operating cash flow (excluding changes in working capital) for 2003 at Damang was $36.7 million (100% basis) and cash balances at Damang as at December 31, 2003 were $14.3 million.

For 2004, Damang is expected to produce 265,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $235 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

IAMGold Attributable Production and Costs

The table below presents the production attributable to IAMGold’s ownership in the four operating gold mines in West Africa along with the weighted average cost of production.

IAMGold Basis

			2003			2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Production (000 oz)
Sadiola – 38%	40	40	42	50	172	182
Yatela – 40%	21	30	19	17	87	107
Tarkwa – 18.9%	26	25	28	27	105	—
Damang – 18.9%	15	14	14	14	57	—
Total production	101	109	103	108	421	289
GI cash cost
Sadiola – 38%	211	217	198	226	213	164
Yatela – 40%	213	203	264	336	244	177
Tarkwa – 18.9%	212	223	221	240	224	—
Damang – 18.9%	247	218	228	229	230	—
Weighted average	217	215	221	246	225	169

The Company’s attributable share of gold production in 2004 from the above four operating mines is expected to be 445,000 ounces of gold at a total direct cash cost of $215 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce.

CORPORATE RESULTS

Mining Interests

			2003			2002
(US$000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
			(restated)
Gold sales	$23,529	$23,514	$22,117	$27,447	$96,607	$89,824
Mining expense*	13,734	13,428	12,555	16,903	56,620	49,020
Depreciation and depletion*	5,540	5,699	6,277	6,964	24,480	20,903
Earnings from mining interests*	$4,255	$4,387	$3,285	$3,580	$15,507	$19,901

*	Restated to reflect change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s 2003 consolidated gold revenue was 8% higher than 2002. The increase is a result of consolidated revenue of $371 per ounce in 2003 being 19% higher than the $313 per ounce achieved during 2002, net of a 10% decrease in attributable production at Sadiola and Yatela. The Company recorded an increase to gold revenue of $1.8 million in 2003 (2002 – $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.3 million in 2003 (2002 – $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2003. The remaining $1.7 million of deferred hedge revenue will be brought into income in 2004. All Yatela sales were made at spot prices.

The Company’s share of Sadiola and Yatela operating expenses was 16% higher in 2003 than 2002. The increase is a result of a higher amount of material mined and higher unit costs at both mines. Total consolidated cash costs at Sadiola and Yatela in 2003 of $224 per ounce increased from $169 per ounce in 2002. Costs increased as a result of higher fuel and reagent costs and the depreciation of the US$ at both mines, harder ore at Sadiola and longer haulage distances for Alamoutala at Yatela.

In 2003, the Company expensed $0.2 million (2002 – $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Depreciation was 17% higher in 2003 than in 2002 due mostly to Alamoutala costs at Yatela being depreciated over the economic life of the Alamoutala deposit versus the Yatela mine life.

Current income taxes include $4.3 million (2002 – $3.0 million) relating to the Sadiola operations, beginning on March 1, 2002 when Sadiola’s five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Working Interests

			2003
(US$000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Tarkwa	$1,504	$1,074	$2,031	$2,130	$6,739
Damang	355	618	446	1,492	2,911
Earnings from working interests	$1,859	$1,692	$2,477	$3,622	$9,650

The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines.

The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $6.5 million.

Royalty Interests

			2003
(US$000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Gold royalties
Revenue	$313	$665	$632	$760	$2,370
Amortization	224	434	441	487	1,586
Diamond royalties
Revenue	—	—	1,014	1,120	2,134
Amortization	—	—	568	561	1,129

Earnings from royalty interests	$89	$231	$637	$832	$1,789

Royalty income from the Diavik project, which recorded its initial sales during 2003, was $2.1 million. For 2004, royalty income from the Diavik mine will increase as the mine should be at full production levels for the majority of the year. The recorded amount for royalty income is based upon sales during the year. As the amount of royalty payable is based upon production, the Company may be recording additional royalty income in 2004 attributable to production held in inventory at year-end 2003.

Royalty revenues were recorded in 2003 from the following gold royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras; the Magistral mine in Mexico; and the Don Mario mine in Bolivia. The Company expects royalty income for 2004 from these mines to be at comparable levels to 2003.

Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

EXPLORATION PROPERTIES

During 2003, the Company spent $5.5 million (2002 – $6.1 million) to advance various exploration properties in South America and Africa. All exploration expenditures, outside of operating mines, were expensed. Despite a reduction in the 2003 budget, by establishing joint ventures with major companies, the Company was able to maintain its high level of exposure to advanced drill-stage projects.

Ecuador

Total exploration spending was $2.1 million in 2003 (2002 – $1.5 million).

At IAMGold’s 100%-owned Quimsacocha property, two diamond drill programs (totaling 6,600m in 19 holes) were completed in 2003. Significant gold, silver and copper mineralization in veins has been outlined over a strike-length of 300m and the next round of drilling will test strike extensions.

A revised geological model for the mineralization at Retazos was tested with five diamond drill holes. Assay results were low and a decision was taken to do no further work. A deal was signed with an Ecuadorian company exploring in the area, whereby IAMGold can earn a 3% royalty on certain of the Retazos properties.

At Norcay, 100%-owned by IAMGold, the initial 2,000m diamond drill program confirmed the presence of gold mineralization in a multi-vein system. A joint venture partner is being sought to fund further drilling.

The Condor JV with Gold Fields in the south of Ecuador drilled the El Mozo property in 2003. Gold mineralization was encountered in most holes but values were low and Gold Fields decided to do no further work on the property. IAMGold, using its own funding, plans to drill El Mozo in the first quarter of 2004. The Condor JV will drill test another property, Cañicapa, in 2004.

Argentina

Total exploration spending was $1.2 million in 2003 ($1.7 million in 2002).

A diamond drill program (2,238m in 11 holes) was carried out at Cerro Tornillo on the La Esperanza property. The drilling successfully demonstrated the existence of an intrusive diatreme breccia containing low gold values. A joint venture partner for the project is being sought.

An exploration joint venture on the Los Menucos project was signed with Barrick Gold Corporation. The latter will fund further exploration and the Company anticipates a drill program on the property in the second quarter of 2004.

Brazil

Total exploration expenditures amounted to $0.8 million in 2003 ($1.1 million in 2002).

At the Tocantins project, a 50/50 JV between the Company and AngloGold, reverse circulation drilling was carried out at Nova Prata (2,350m in 40 holes) and Chapada North (2,647m in 55 holes) in 2003. Follow-up exploration on other targets is planned for 2004.

The Company and AngloGold Brazil Ltda. signed the Gandarela JV agreement whereby the latter will fund exploration on what was previously referred to as the Moeda project. A 6,000m diamond drill program commenced in the third quarter of 2003 and in early 2004 three drills were working on the property.

Senegal

The Company spent $1.1 million on the Bambadji and Daorala-Boto properties in 2003 ($1.3 million in 2002).

A 12,000m/186 hole reverse circulation drill program completed in 2003 gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800m apart. A joint venture partner is being sought to aggressively follow-up on these and other targets.

Mali

The Company spent $0.02 million on direct exploration in the second half of 2003. This expenditure was for the compilation of various datasets of geological, geochemical and geophysical information covering southern Mali for the purpose of identifying properties with exploration potential.

ADMINISTRATION AND OTHER COSTS

Corporate administration expenses in 2003 were $6.6 million (2002 – $3.5 million). The increase is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. In the second quarter of 2003, the Company’s head office was consolidated into one location, relieving the Company of the expense associated with maintaining two offices. In addition, the Company incurred $1.0 million of restructuring charges related to the acquisition of Repadre.

In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (“Kinbauri”) litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri’s legal costs. To date, both parties have appealed the judgment and the appeals are expected to be heard in April 2004.

Foreign exchange losses were $0.6 million in 2003 (2002 – gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2003 was 1.59 and strengthened throughout the year to end at 1.30. As a result, foreign exchange gains of $2.4 million were generated on translation of the Company’s cash balances denominated in Canadian dollar balances into US dollars for financial statement purposes. Canadian dollar cash balances were substantially higher in 2003 as a result of the acquisition of Repadre. This gain was more than offset by a $3.0 million non-cash foreign exchange loss due to the translation of the Company’s Canadian based future tax liability into US dollars. Corporate investment income of $2.4 million (2002 – $0.5 million) increased mainly due to gains on sales of marketable securities and interest income earned on additional cash balances acquired from Repadre.

INCOME TAXES

Income tax expense of $0.2 million was recorded for 2003 (2002 – $2.2 million). The current amount of $4.6 million for 2003 is primarily composed of $4.3 million of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The recovery of future tax in the amount of $4.4 million for 2003 is primarily composed of the following:

–	The federal government introduced measures to reduce corporate income tax rates from 28% to 21% and to phase out the resource allowance, both over a five-year period. Accordingly the Company reduced its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax recovery of $2.5 million in the fourth quarter.

–	In November, the Government of Ontario amended provincial income tax rates to increase to 14% effective January 1, 2004 rather than decrease to 8% by 2007. Accordingly the Company increased its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax expense of $2.9 million in the fourth quarter.

–	A future tax recovery of $3.2 million relating to the tax effect on reduced estimates of Sadiola profits attributable to Canada was recorded during 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position at December 31, 2003 is set out below (in $ millions):

	2003	2002
Working Capital	$118.5	$56.9
Current Ratio	5.3	4.4

Cash

Consolidated cash balances totaled $66.7 million at year-end 2003 compared to $15.8 million at year-end 2002, and can be segmented as follows (in $ millions):

	2003	2002
Joint venture cash	$13.5	$10.0
Corporate cash	53.2	5.8

Total	$66.7	$15.8

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash in 2003 increased by $47.4 million (2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2003	2002
Inflows
Net cash acquired from Repadre	$34.2	$—
Sadiola cash receipts	15.6	7.6
Share issuances, net of share issue costs	8.3	21.2
Damang cash receipts	6.6	—
Royalties received, net of withholding taxes	4.3	—
Yatela cash receipts, net of repayments to AngloGold	3.5	6.5
Foreign exchange gain on cash balances	2.4	—
Proceeds from sale of marketable securities	3.0	—
Tarkwa cash receipts, net of cash calls	1.3	—
Interest income	0.9	0.4
Proceeds from sale of gold bullion	—	1.5
Other	—	0.5

	$80.1	$37.7

Outflows
Gold bullion purchase	$16.2	$32.0
Corporate administration	7.3	3.5
Exploration and exploration administration	5.5	6.1
Dividends	2.5	2.3
Investment and merger transaction costs	—	0.8
Yatela project funding	—	0.7
Other	1.2	0.5

	$32.7	$45.9

Net inflow (outflow)	$47.4	$(8.2)

Gold Bullion

At the end of 2003, the Company held 144,743 ounces (2002 – 97,381 ounces) of gold bullion with an average cost of $327 per ounce (2002 – $314 per ounce) resulting in a total cost base of $47.3 million (2002 – $30.6 million) and a total market value of $60.4 million ($417 per ounce) (2002 – $33.4 million ($343 per ounce)).

Other Working Capital Items

Current accounts receivable increased by $4.0 million in 2003 ($6.3 million increase in 2002). $1.6 million relates to receivables from royalty interests and $0.6 million relates to corporate tax refunds receivable. Most of the remaining increase relates to rebates due from the Mali Government on diesel fuel purchases. During the fourth quarter of 2003, the Company reclassified its long-term receivables relating to value added taxes receivable from the Mali Government at Sadiola to current receivables as amounts relate to current items and are expected to be collected within 12 months.

Financial Instruments

As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (Company’s share 11,400 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines and there are no plans to put any further financial instruments in place at this time.

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Contractual Obligations

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

Payments due by period

	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	11.3	3.0	8.3	—	—
Operating lease obligations	0.9	0.3	0.5	0.1	—
Purchase obligations	8.9	3.0	5.9	—	—
Rehabilitation	11.1	0.5	1.5	3.5	5.6

Total contractual obligations	32.2	6.8	16.2	3.6	5.6

Long-Term Debt

The Company’s long-term loans payable at December 31, 2003 of $11.3 million (2002 – $13.1 million) relate to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2003, $1.8 million (2002 – $2.0 million) of the outstanding principal was repaid.

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to capital expenditures and the purchase of supplies at the operating mine entities. Purchase contracts associated with these expenditures normally contain standard termination clauses, although some include penalties. The only item shown in the table above is the Company’s share of the purchase contract for cement at the Yatela mine.

Rehabilitation

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the four operating mines in which the Company has an interest. The timing of the expenditures is dependant upon the actual life of mine achieved.

Capital Expenditures

Capital expenditures for the Company primarily relate to expenditures made at the operating gold mines. At Tarkwa, the major expenditures are for the construction of a mill process facility and the purchase of a fleet of mining equipment. These expenditures will be financed in large part from internal cash flow generated by the operation. Any net impact on corporate liquidity is expected to be minimal. At Sadiola, a commitment may be made during the first half of 2004 to also purchase a fleet of mining equipment. It is expected that this purchase will be largely financed from internal cash flow at Sadiola, with minimal impact on corporate liquidity. All other capital requirements at the mining operations are sustaining in nature and will be financed through internal cash flow at the respective operation.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in note 19 and note 21, respectively, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

Mining, Working and Royalty Interests

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $340 per ounce. During 2002 and 2003, no interests were identified as impaired.

Impairment of Goodwill

The carrying value for the goodwill on the balance sheet is tested annually for impairment. Goodwill has been proportionately allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit based upon the underlying fair values of the assets within these two reporting units.

As gold companies have a history of being valued at a premium to the fair value of their assets, the impairment test revolves around the excess of the market capitalization of the Company over the sum of the fair values of underlying tangible assets less monetary liabilities. The excess is allocated proportionately to the fair value of all gold reporting units, (the “Allocated Excess”). If the goodwill allocated to any reporting unit exceeds its Allocated Excess, the goodwill is written down to the amount of the Allocated Excess. No write-downs of goodwill were recorded in 2003.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is generally provided on a units-of-production or life-of-mine basis so that the interest is fully amortized over the life of the mine. Equipment at the mining operations is usually depreciated over its estimated useful life. The reserve and resource estimate for the operation in question is the prime determinant of the life of the mine and the consequent level of depreciation and amortization recorded in any one quarter or year. Overestimation of the reserve will result in the provision of insufficient depreciation and amortization charges over the life of the operation.

The Sadiola and Yatela mines record depreciation on a life-of-mine basis as calculated from the proven and probable mineral reserves. Based on current calculations, both operations will be fully depreciated in 2007. The Sadiola mine has significant additional mineral resources, which are expected to be converted into reserves over the next two years. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

Depreciation at Tarkwa is provided on a units-of-production basis with an estimated 7.4 million ounces of gold being produced over the remaining life of the mine from December 31, 2003. Depreciation at Damang is also provided on a units-of-production basis with an estimated 730,000 ounces being produced over the remaining life of the mine from December 31, 2003.

Rehabilitation Provisions

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated. Each year, provisions are accrued on the earnings statement of the respective operating entities so that by the end of operations, sufficient amounts will have been expensed to cover the estimated final decommissioning and rehabilitation costs.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $12.0 million. The Company’s share is 38% or $4.6 million of which $2.8 million has been provided to date and is recorded on the balance sheet. At Yatela, decommissioning and rehabilitation expenses are estimated to total $8.6 million. The Company’s share is 40% or $3.4 million of which $3.1 million has been provided to date and is recorded on the balance sheet.

The current amounts estimated for Tarkwa and Damang are $13.5 million and $5.8 million respectively. The Company’s share of amounts accrued at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

Exploration Properties

The Company expenses all exploration costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Income Taxes

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In 2003, the federal government reduced future rates of corporate income tax while the Ontario provincial government raised rates. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting for Asset Retirement Obligations

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated.

Stock Based Compensation

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation to be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements for December 31, 2002 and related notes thereto which appear elsewhere in this report. All figures in this section are in US dollars, unless stated otherwise.

OVERVIEW

The company is a growth-oriented precious metals mining and exploration company. During 2002, the Company held interests in two operating gold mines in West Africa and conducted exploration activities in South America and West Africa.

The Company generated a profit of $5.7 million ($0.07 per share) in 2002 compared to $11.1 million ($0.15 per share) in 2001. Net income from mining operations of $19.9 million in 2002 was $4.6 million lower than in 2001 as a result of lower overall production levels and higher unit costs. Administration costs of $3.5 million ($2.5 million in 2001) increased in 2002 due to costs of listing on the AMEX exchange, increased employee compensation and increased investor relations costs. Corporate exploration expenses of $6.1 million in 2002 were $0.1 million lower than in 2001. Exploration efforts continued to target expenditures only on drill-stage projects.

On December 23, 2002, the trial judge for the case between the Company and Kinbauri Gold Corporation (Kinbauri) awarded damages to Kinbauri of Cdn$1.7 million plus interest from February, 1991 and costs. As a result, the Company recorded an accrued expense of $2.9 million in 2002.

BUSINESS COMBINATION

On October 28, 2002, the Company and Repadre Capital Corporation (Repadre) entered into an agreement whereby IAMGold would acquire 100% of the outstanding share capital of Repadre. Pursuant to the agreement, shareholders of Repadre were offered 1.6 common shares of IAMGold for each share of Repadre. The shareholders of Repadre approved the transaction in early January and at that time Repadre became a wholly-owned subsidiary of IAMGold.

The total purchase consideration for the acquisition (including the direct acquisition costs incurred by IAMGold) is allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration has been calculated using a common share price of Cdn$5.30 per IAMGold share, which was the closing price of IAMGold shares on Friday, October 25, 2002, the trading date immediately preceding the date the transaction was announced.

The purchase consideration is calculated as follows:

Purchase consideration:	(000’s)
Issuance of 62,978,858 common shares of IAMGold	$212,929
Issuance of 2,712,000 common share options of IAMGold	4,582
Acquisition related expenses paid by IAMGold	775

$218,286

A summarized opening balance for the newly combined entity is provided below:

ASSETS	(000’s)
(restated)
Current assets	$105,649
Working interests	58,040
Royalty interests	65,656
Mining interests*	100,523
Other assets	28,219
Goodwill	74,632

$432,719

LIABILITIES AND EQUITY	(000’s)
Current liabilities	$17,667
Future tax liability	22,539
Loans payable	13,091
Other liabilities*	8,986
Equity	336,583
Retained earnings*	33,853

$432,719

*	Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations”.

The effects of this business combination are not reflected in this report on operations.

RESULTS OF OPERATIONS

Sadiola Mine

The Company owns a 38 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Sadiola S.A. (Sadiola). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited (AngloGold) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (IFC), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Sadiola is provided in the table below:

		2002	2001
Waste mined	(million tonnes)	9.0	9.3
Marginal ore mined	(million tonnes)	1.4	2.2
Ore mined	(million tonnes)	6.4	5.2
Total material mined	(million tonnes)	16.8	16.7
Strip ratio	*	1.6	2.2
Ore rehandled	( %)	88	79
Mill throughput	(million tonnes)	5.0	5.3
Head grade	(g/t )	3.5	3.4
Recovery	( %)	84.0	93.6
Gold produced – 100%	(000 oz)	480	536
– 38% (IMG)	(000 oz)	182	204
Gold sold – 100%	(000 oz)	477	631
– 38% (IMG)	(000 oz)	181	240

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

Gold sales decreased by 24 percent from 2001. Sales in 2001 were elevated as 95,000 ounces of the gold sold in 2001 (Company’s share 36,100 ounces) represented gold produced in the fourth quarter of 2000 which was only dispatched for sale in January 2001 due to various administrative delays.

The Company’s average realized gold price at Sadiola of $314 per ounce in 2002 was higher than the $282 per ounce achieved in 2001. The premium above the average spot price of $311 per ounce in 2002 ($272 per ounce in 2001) resulted from the amortization of deferred revenue from previously unwound financial instruments.

Gold production at Sadiola was 10% lower in 2002 than 2001. The decrease is attributable to:

(i)	encountering more nodes of hard rock than anticipated which resulted in lower mining rates and lower crushing and grinding throughputs; and

(ii)	an increase in the level of sulphidic ores processed which resulted in a required longer residence time in leach tanks and lower recoveries.

Successful modifications were made and continue to be made to the capital assets and operating procedures at Sadiola to mitigate the detrimental effects of the harder ores and the sulphidic ores.

The following table summarizes the cash costs per ounce of gold produced at the Sadiola mine:

	2002	2001
Direct cash costs*	$150	$119
Production taxes and AngloGold fees	22	24
Total cash costs	$172	$143
Stockpile adjustment	(8)	(7)

Total operating cash costs**	$164	$136

*	Direct cash costs include a non-cash allowance for closure costs of $2 per ounce.

**	Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

Per ounce cash costs increased in 2002 mostly due to the lower level of gold production.

Yatela Mine

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Yatela S.A. (Yatela). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Yatela is provided in the table below:

		2002	2001
Waste mined	(million tonnes)	15.9	5.2
Marginal ore mined	(million tonnes)	0.6	0.3
Ore mined	(million tonnes)	2.3	1.8
Total material mined	(million tonnes)	18.8	7.3
Strip ratio	*	7.2	3.1
Ore rehandled	( %)	100	100
Ore stacked	(million tonnes)	2.8	1.2
Head grade	(g/t )	3.6	4.3
Recovery	( %)	82.1	76.5
Gold produced – 100%	(000 oz)	269	131
– 40% (IMG)	(000 oz)	107	52
Gold sold – 100%	(000 oz)	265	127
– 40% (IMG)	(000 oz)	106	51

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

The Yatela mine started up in July 2001 and therefore gold sales and production for 2001 reflect only six months of operation.

The sales price for gold averaged $311 per ounce in 2002 compared to $278 per ounce in the last half of 2001. The mine had no exposure to any financial instruments over either reporting period.

Production at Yatela is as anticipated. Cumulative gold recovery from start-up to the end of 2002 was 77.5%. Recoveries are calculated by dividing the gold ounces stacked on the heap leach pads by the gold ounces recovered within any given period.

The following table summarizes the cash costs per ounce of gold produced at the Yatela mine:

	2002	2001†
Direct cash costs*	$165	$136
Production taxes and AngloGold fees	22	20

Total cash costs	$187	$156
Stockpile adjustment	3	(30)
Deferred shipping adjustment	(5)	32
Gold in process	(8)	(10)

Total operating cash costs**	$177	$148

†	Commercial production period beginning July 4, 2001.

*	Includes a non-cash allowance for closure costs of $7 per ounce.

**	Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

As at Sadiola, the direct cash cost is calculated as the total production-related period cash costs (including closure allowances) divided by period production.

The capital cost of the Yatela mine, including the initial purchase price, the cost of additional lands and the cost of exploration and the feasibility study was $100 million. The Company directly funded $35 million and AngloGold funded $65 million, including $15 million funded on behalf of IAMGold, under an earlier agreement. This funding from AngloGold constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (LIBOR) plus 2 percent. Capitalized interest accrued on this loan to date of commercial was $1 million, for a total loan balance as of the start of commercial production of $16 million.

The Yatela mining permit provides for the return of the project investment, plus interest, to the providers of the capital (the Company and AngloGold) before any cash disbursements are made to the project shareholders. Interest is calculated at LIBOR plus 3 percent. Yatela project investment repayments are distributed as follows:

%
IAMGold	35
IAMGold repayment to AngloGold	15
AngloGold	50

100

During 2002 Yatela made total project investment principal repayments totaling $18.5 million (2001, $7.4 million), of which the Company retained 35% or $6.5 million (2001, $2.7 million).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

EXPLORATION PROPERTIES

The Company expenses exploration costs incurred to the date of determining that a property has potentially economically exploitable mineral resources. Costs after this date are capitalized until the projects are brought into production or deemed economically unfeasible. Any exploration administration costs not directly related to a specific exploration property are expensed when incurred.

For the years ended December 31, 2002 and December 31, 2001 the Company spent $6.1 million and $6.2 million respectively to advance various exploration properties in South America and Africa. These figures include project exploration spending of $5.0 million in 2002 and $4.9 million in 2001 for work in South America and for the Bambadji and Daorala-Boto permits in Senegal, West Africa. Exploration administration costs of $1.1 million in 2002 and $1.3 million in 2001 were also included in the respective exploration expenditures. All exploration expenditures outside of operating mines incurred in 2002 and 2001 were expensed.

Ecuador

Exploration spending was $1.3 million in 2002 ($2.0 million in 2001).

Work on the Retazos project in 2002 was confined to a revision of exploration data and the development of a refined exploration model. This model will be tested by further drilling in 2003.

A geophysical survey was completed over the Quimsacocha project in early 2002 and the necessary environmental permits were obtained for drilling in May 2002. Drilling of a 1340m program commenced in July and was completed in September 2002. The best intersection obtained in this first phase drill program was 26m @ 1.2g/t gold, which is correlated with a horizon in which an intersection of 68m @ 1g/t gold was obtained in previous drilling by a third party. IAMGold’s drilling showed that mineralization is hosted by relatively flat-lying sheets. Drilling will continue in 2003.

Work on the Norcay project included geophysics and detailed mapping and trenching. The project was advanced to drill-stage with drilling planned for 2003.

Argentina

Exploration spending was $1.6 million in 2002 ($0.7 million in 2001).

Diamond and reverse circulation (RC) drilling on the La Esperanza property (MESA project area) was undertaken in two phases in late 2001 and in 2002. The first phase of drilling consisted of 500m and the second consisted of 1800m. Drilling failed to intersect significant mineralization in breccia bodies or veins at depth and the focus has shifted to the Cerro Tornillo area where silicification may indicate the upper part of a breccia pipe. Planning for 2003 includes a geophysics program and drilling to test the target.

The Cerro La Mina target area of the Los Menucos project is an area of alteration of 24km2. Initial core and RC drilling (2050m) undertaken in 2002 focused in one sector of the Cerro La Mina target and intersected both low-grade and high-grade mineralization.

The Cerro Abanico area, located 8km southwest of Cerro La Mina, contains vein-hosted gold and silver mineralization. The best grades obtained from limited drilling of this target in 2001 were 4.3m @ 6.8g/t gold and 287g/t silver. Minor further work was done on the vein targets in 2002.

A core and RC drill program of 2000m was carried out on a vein system in the Dos Lagunas area of the Los Menucos project area between May and July 2002. The 18 intersections in this first phase of drilling along the 1.5km strike length of the principal vein failed to define coherent areas of gold mineralization. However, the drill density was insufficient to evaluate the potential for mineralization hosted in inclined ore shoots.

Efforts are continuing to identify joint venture partners for the Los Menucos project.

Brazil

Expenditures amounted to $1.0 million in each of 2002 and 2001.

Work in 2002 focused on the Tocantins project where IAMGold completed the required $3.0 million expenditure over 5 years to earn a 50% equity in the project from AngloGold. AngloGold will fund its proportion of ongoing exploration in the Tocantins project in 2003.

Core drilling continued in the Chapada area of the Tocantins project. A total of 2333m was drilled at Chapada in 2002, providing 17 intersections of the main vein structure. Drilling confirmed the complexity of the structural zone that hosts the mineralization and this data is being taken into account in the mapping of strike extensions of the target area.

Work on the Moeda project in 2002 was largely dedicated to finding a joint venture partner with the appropriate knowledge and experience to advance this conglomerate-hosted Witwatersrand-type target.

Senegal

The Company spent $1.1 million on exploration within the Bambadji and Daorala-Boto concessions in 2002 ($1.1 million – 2001).

On the Daorala-Boto permit, a drill program consisting of both RC and rotary air blast (RAB) commenced in mid-June 2002 to test geophysical and geochemical targets associated with known gold surface showings. The geophysical anomaly did not correspond to economic mineralization. A new gold showing hosted in an iron-oxide rich sediment and granitoid environment has been outlined by shallow RAB drill holes and this will be followed up by further drilling in 2003.

On the Bambadji permit, five separate gold showings and geochemical and geophysical targets were tested by core, RC and RAB drilling during May to December 2002. Two out of five drill targets provided very encouraging results. These two showings, as well as other high priority zones, are scheduled to be tested by further drilling during the first half of 2003.

IAMGOLD OPERATING RESULTS

Results from Mining Operations

The Company’s 2002 consolidated gold revenue of $90 million increased from the $82 million generated in 2001. Yatela gold sales for 2002 were for a full 12-month period in comparison to the six-month commercial production period in 2001. Consolidated revenue of $313 per ounce sold in 2002 was higher than the $281 per ounce achieved during 2001. The premiums achieved above the average spot prices of $311 per ounce for 2002 and $272 per ounce for 2001 were due to financial instruments at Sadiola, net of $0.6 million relating to an after tax loss from the sale of all remaining forward contracts in 2002. All Yatela sales were made at spot prices. Sadiola gold sales in 2001 included higher than normal sales during the first week of 2001 which were attributable to 2000 production.

The Company’s share of Sadiola and Yatela operating expenses of $69.9 million in 2002 was $12.7 million higher than the $57.2 million in 2001. The increase is a result of higher production levels from a full commercial year at Yatela and higher cash costs from both mines compared to 2001.

Total consolidated cash costs in 2002 of $178 per ounce increased from $146 per ounce in 2001. Sadiola cash costs increased as a change from oxidized to sulphidic ore decreased throughputs and recoveries. Yatela cash costs reflect greater cement costs than expected.

Depreciation of $20.9 million in 2002 was $7.7 million higher than the $13.2 million in 2001 due mostly to a full year of production at Yatela.

Interest expense of $0.5 million in 2002 was lower than the $2.9 million incurred in 2001. The Sadiola debt was fully repaid in May 2002. The remaining interest expense at the mine level relates to the Government of Mali’s proportionate share of the Yatela construction, which was financed by the Company and AngloGold.

Current income taxes of $3.0 million relate to Sadiola profits, beginning on March 1, 2002 when Sadiola’s five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Administration and Other Costs

General and administrative expenses in 2002 were $3.5 million (2001 – $2.5 million). This increase in the 2002 cost reflects staff bonuses, increased investor relations and travel costs, costs of listing on the AMEX exchange, increased salaries and severance costs in 2002. Most of the cost increase in 2002 is non-recurring.

In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (Kinbauri) litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri’s legal costs. Both parties are appealing the judgement.

Foreign exchange losses were $1.1 million in 2001. The C$/US$ exchange rate at the beginning of 2001 was 1.50 and weakened throughout the year to end at 1.59. As a result, foreign exchange losses were generated on translation of the Company’s Canadian dollar balances into US dollars for financial statement purposes. Foreign exchange losses were partly mitigated by the transfer of most Canadian dollar balances into US dollars at a rate of 1.53 in May 2001. In 2002, foreign exchange was minimized as a result of the transfer of Canadian dollar balances into US dollars in 2001.

Corporate interest income of $0.4 million (2001 – $1.0 million) decreased due to the gold bullion purchase policy. Corporate interest expense of $0.4 million in 2002 ($0.3 million in 2001) related to the Company’s non-recourse project loan with AngloGold for the Yatela mine.

Quarterly Financial Review
(expressed in thousands of US dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4	Total
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings*	3,968	1,300	1,873	(1,428)	5,713
Basic and diluted earnings per share*	0.05	0.02	0.02	(0.02)	0.07

2001	Q1	Q2	Q3	Q4	Total
Revenue	$23,056	$15,158	$21,636	$21,805	$81,655
Net earnings*	3,633	2,229	2,809	2,425	11,096
Basic and diluted earnings per share	0.05	0.03	0.04	0.03	0.15

*	Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Consolidated cash balances totalled $15.8 million at year end 2002 compared to $25.3 million at year end 2001, and can be segmented as follows (in $millions):

	2002	2001
Joint venture cash	10.0	5.3
Restricted cash	–	6.0
Corporate cash	5.8	14.0

	15.8	25.3

Joint venture cash represents the Company’s proportionate shares of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Restricted cash relates to escrow requirements on long-term Sadiola debt, which was fully repaid in May 2002.

Corporate cash in 2002 decreased by $8.2 million (2001 decreased by $13.5 million) primarily due to conversion of cash into gold bullion through purchases. Corporate cash flows can be shown as follows (in $ millions):

	2002	2001
Inflows
Share issuances	$21.2	$0.1
Sadiola cash receipts	7.6	3.8
Yatela cash receipts, net of repayments to AngloGold	6.5	2.7
Proceeds from sale of gold bullion	1.5	–
Interest income	0.4	1.0
Other	0.5	1.5

	$37.7	$9.1

	2002	2001
Outflows
Gold bullion purchase	$32.0	$–
Exploration and exploration administration	6.1	6.3
Corporate administration	3.5	2.5
Yatela project funding	0.7	12.7
Dividends	2.3	–
Investment and merger transaction costs	1.3	–
Foreign exchange loss	–	1.1

	$45.9	$22.6

Net Outflow	$8.2	$13.5

During 2002, the Company elected to place most of its free cash in gold bullion. At the end of 2002, the Company held 97,381 ounces of gold bullion with an average cost of $314 per ounce and a total market value of $33.4 million ($343 per ounce).

Other long-term assets increased by $1.2 million in 2002 due to $0.8 million of prepaid expenses related to the Repadre business combination and a $0.5 million investment in GoldMoney.com. A $0.1 million housing loan was repaid in 2002.

Corporate accounts payable increased by $3.8 million in 2002 mostly due to the $2.9 million accrual related to the Kinbauri decision. A further $0.3 million was accrued which related to management bonuses in 2002 not paid during the year. Repadre transaction costs of $0.3 million were accrued. The balance of $0.3 million comprised costs of the AMEX listing and a higher dividend accrual due to shares issued in 2002.

Corporate long-term liabilities relate to future taxes, decreasing by $0.8 million, as a result of the tax effect on corporate expenses and share issue costs.

The consolidated current non-cash working capital (current assets less cash, less current liabilities) increased by $48.4 million in 2002 ($8.5 million increase in 2001). The combination of the $33.4 million conversion of cash into gold bullion (defined as non-cash) and the retirement of $11.6 million balance of the Sadiola debt, recorded as short term in 2001, contributed $45.0 million of the total increase.

Current accounts receivable increased by $8.0 million in 2002. Most of the increase related to tax and stamp duty payments to the Mali Government at Sadiola. Subsequent to year-end, Sadiola received an arbitration ruling in its favour, whereby stamp duties will be reduced to an administrative charge rather than a percentage of revenues. Inventories increased $3.0 million in 2002 mostly due to the timing of gold shipments from both mines. All current receivables and inventories relate to Sadiola and Yatela.

Certain hedge revenues realized at Sadiola in prior years have been deferred in accordance with Canadian accounting recommendations. The Company recognized $1.7 million in 2002 relating to the amortization of these deferred revenue amounts. The remaining balance of $3.3 million will be recognized in revenue in 2003 and 2004.

In 2002, Sadiola paid a profit distribution of $20 million (Company’s share $7.6 million) compared to the profit distribution of $10 million (Company’s share $3.8 million) paid in 2001. Yatela paid $18.5 million (Company’s share $9.2 million) to the Company and AngloGold in 2002 compared to $7.4 million (Company’s share $3.7 million) in 2001.

The rehabilitation provision relates to balances accrued against the eventual closure of Sadiola and Yatela.

Mine Property

The Company’s share of mine additions was $8.9 million in 2002 ($16.8 million in 2001). Mine infrastructure additions at Sadiola were mainly for the sulphidic ore treatment plant. At Yatela most of the spending occurred to construct leach pads. In 2002, all additions at Sadiola and Yatela were internally funded.

Exploration at Sadiola in 2002 comprised work contiguous to the existing pit, the continuation of deep sulphides work underneath the existing pit, and work on additional oxide targets outside the existing pit. The Company’s share of exploration work at Sadiola was $2.1 million in 2002 ($2.2 million in 2001), of which $0.8 million was expenses in accordance with Canadian accounting policies. The future tax asset of $0.3 million relates to the tax benefit on the Sadiola exploration costs expensed in 2002.

Exploration at Yatela in 2002 comprised work on the Alamoutala deposit south of the existing pit and work on areas contiguous and non-contiguous to the existing pit. The Company’s share of this exploration work at Yatela was $0.4 million in 2002 ($nil in 2001) and all balances were capitalized.

Long-Term Receivables

The long-term receivables balance at December 31, 2002 of $12.6 million (2001 – $15.6 million) is made up of the following (in $ millions):

	2002	2001
Government of Mali receivable at Yatela	$7.4	$8.6
Taxes receivable at Sadiola	4.1	5.9
Employee share purchase and housing loans	1.1	1.1

	$12.6	$15.6

The Government of Mali receivable at Yatela represents the Company’s portion of the capital funding relating to the Government of Mali’s 20 percent free and carried interest. The receivable decreased $1.2 million in 2002 from cash distributions. The taxes receivable at Sadiola was reduced by $1.8 million from tax credits received. The employee housing loan at December 31, 2001 of $0.1 million was repaid in 2002 and $0.2 million of the employee share purchase loans at December 31, 2002 was repaid in January 2003.

Long-Term Debt

The Company’s long-term loans payable at December 31, 2002 of $13.1 million (2001 – $15.1 million) related to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. Part of the Yatela receipts during the year were used to repay $2.0 million of this balance.

2.	AUDITORS’ REPORT TO THE DIRECTORS

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of IAMGold Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants

Toronto, Canada March 3, 2004, except as to note 22 which is as at October 1, 2004.

3.	FINANCIAL STATEMENTS OF IAMGold

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (unaudited) (United States Dollars in 000’s, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June, 30	June, 30	June, 30	June, 30
	2004	2003	2004	2003
		(Restated)		(Restated)
Revenue:
Gold sales	$29,328	$23,51	$55,433	$47,043
Royalties	2,182	665	3,709	978

	31,510	24,179	59,142	48,021
Expenses:
Mining	18,430	13,428	33,988	27,162
Depreciation	6,251	5,699	12,981	11,239
Amortization of royalty interests	1,224	434	2,076	658

	25,905	19,561	49,045	39,059

	5,605	4,618	10,097	8,962
Earnings from working interests	2,948	1,692	7,064	3,551

	8,553	6,310	17,161	12,513

Other expenses/(income):
Corporate administration	2,2576	1,596	4,089	3,599
Corporate transaction costs	5,718	–	6,214	–
Exploration	2,016	2,354	3,084	3,232
Foreign exchange	43	412	–	329
Investment income	(356)	(222)	(1,680)	(455)

	9,678	4,140	11,707	6,705

Earnings before income taxes	(1,125)	2,170	5,454	5,808
Income taxes/(recovery):
Current	931	624	2,317	1,499
Future	(2,133)	(499)	(2,846)	(1.208)

	(1,202)	125	(529)	291

Net earnings	77	2,045	5,983	5,517
Retained earnings, beginning of period, as previously reported	45,912	37,325	42,023	33,709
Restatement of opening retained earnings (note 2a)	–	–	(2,602)	–
Prior period adjustment (note 2b)	–	–	585	144

Retained earnings, beginning of period, restated	45,912	37,325	40,006	33,853

Retained earnings, end of period	$45,989	$39,370	$45,989	$39,370

Number of common shares
Average outstanding during period	145,541,000	143,635,000	145,511,000	141,264,000
Outstanding at end of period	145,551,000	143,746,000	145,551,000	143,746,000
Net earnings per share – basic and diluted	$0.00	$0.01	$0.04	$0.04

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(unaudited)
(United States Dollars in 000’s, except per share data)

As at June 30, 2004

	As at	As at
	June 30,	December 31,
	2004	2003
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$47,233	$66,675
Gold bullion (145,707 oz – market value $57,671,00) (note 3)	47,667	47,283
Accounts receivable and other	27,827	21,443
Inventories	9,327	10,397

	132,054	145,798
Marketable securities	1,102	1,116
Long-term inventory	15,746	12,773
Long-term receivables	6,861	7,610
Working interests	75,904	59,806
Royalty interests	60,866	62,941
Mining interests (note 1b)	80,160	87,953
Future tax asset	39	47
Other assets	1,240	1,239
Goodwill	74,886	74,886

	$448,858	$454,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$19,178	$27,259
Long-term liabilities
Deferred revenue	828	1,655
Future tax liability	17,886	21,264
Asset retirement obligation (note 1b)	6,108	5,961
Non-recourse loans payable (note 4)	10,780	11,342

	54,8870	67,481

Shareholders’ equity:
Common shares (Issued: 145,551,179 shares) (note 5)	343,282	342,208
Stock-based compensation (notes 1(a) and 5(b)	4,983	2,138
Share purchase loans	(266)	(266)
Retained earnings	45,989	42,608

	393,988	386,688

	$448,858	$454,169

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June, 30	June, 30	June, 30	June, 30
	2004	2003	2004	2003
		(Restated)		(Restated)
Operating activities:
Net income	$77	$2,045	$5,983	$5,517
Items not affecting cash:
Earnings from working interests, not of dividends	(2,948)	2,300	(7,064)	441
Depreciation and amortization	7,492	6,152	15,090	11,919
Deferred revenue	(413)	(414)	(827)	(827)
Future income taxes	(2,133)	(499)	(2,846)	(1,208)
Stock-based compensation	436	48	756	89
Loss/(gain) on sale of marketable securities and long-term receivables	1	–	(1,120)	3
Unrealized foreign exchange losses/(gains)	(303)	1,529	(524)	2,308
Change in non-cash current working capital	(7,493)	(3,415)	(7,268)	2,643
Change in non-cash long-term working capital	(979)	104	(2,670)	(743)

	(6,263)	7,850	(490)	20,142

Financing activities:
Issue of common shares, net of issue costs	26	507	563	2,974
Dividends paid	–	–	(6,725)	(2,519)
Repayments of non-recourse loans	(600)	(601)	(603)	(602)

	(574)	(94)	(6,765)	(147)

Investing activities:
Net cash acquired from Repadre Capital
Corporation	–	(9)	–	33,393
Mining interests	(2,506)	(2,584)	(4,626)	(4,797)
Note receivables	72	64	24	7
Distributions received (paid) from (to) working interests	(9,034)	1,890	(8,034)	3,895
Gold bullion	(222)	(3,661)	(384)	(14,316)
Proceeds from disposition of marketable securities and long-term receivables	–	–	1,833	24
Other assets	15	(315)	–	359

	(11,675)	(4,615)	(12,187)	18,565

Increase/(decrease) in cash and cash equivalents	(18,512)	3,141	(19,442)	38,560
Cash and cash equivalents, beginning of period	65,745	51,254	66,675	15,835

Cash and cash equivalents, end of period	$47,233	$54,395	$47,233	$54,395

Supplemental cash flow information:
Interest paid	$39	$(206)	$78	$109
Income taxes	805	387	2,158	1,447

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended June 30, 2004

The interim consolidated financial statements of IAMGold Corporation (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting policies generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in notes 19 and 22, respectively in the Company’s annual report for the year ended December 31, 2003. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.	Change in Accounting Policies:

(a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

(b)	Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003	$3,671
Increase in asset retirement obligation, January 1, 2003	3,527

Increase in opening retained earnings, January 1, 2003	144
Increase in net earnings for 2003 – Q1	67
– Q2	25
– Q3	186
– Q4	163
441

Increase in opening retained earnings, January 1, 2004	$585

             The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 200	$3,028
Increase in asset retirement obligation, January 1, 2004	2,443

Increase in opening retained earnings, January 1, 2004	$585

2.	Cash and Cash Equivalents:

	June 30,	December 31,
	2004	2003
Corporate	$36,858	$53,171
Joint ventures	10,375	13,504

	$47,233	$66,675

3.	Gold Bullion:

As at June 30, 2004, the Company held 145,707 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $396 per ounce was $57,671,000.

4.	Non-Recourse Loans Payable:

	June 30,	December 31,
	2004	2003
Yatela loans	$10,870	$11,342
Note receivable from the Government of Mali, included in long-term receivables	6,611	6,635

Net Yatela obligation	$4,259	$4,707

5.	Share Capital:

Authorized:

Unlimited first preference of shares, issuable in series Unlimited second preference shares, issuable in series Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of
	shares	Amount
Issued and outstanding, December 31, 2003	145,333,845	$342,208
Restatement of opening share capital (note 1(a))		172
Exercise of options	217,334	902

Issued and outstanding, June 30, 2004	145,551,179	$343,282

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of June 30, 2004 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

		Weighted
		Average
		Exercise
	Options	Price
Outstanding, beginning of period	5,414,535	$5.13
Granted	805,000	9.02
Exercised	(217,334)	3.41
Forfeited	(24,001)	5.33

Outstanding, June 30, 2004	5,978,200	$5.72

Options exercisable, June 30, 2004	4,089,868	$4.78

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the six months ended June 30, 2004, $726,000 was recorded as compensation expense relating to the following options:

		Weighted	Total
		Average	Weighted
Year of Grant/		Exercise	Average	June 30, 2004
Modification	# of Options	(Cdn$) Price	Fair Value	Expense
2002	432,667	$7.27	$2.27	$165
2003	910,000	7.61	1.56	232
2004	805,000	9.02	2.14	329

	2,147,667	$8.07	$1.92	$726

In 2004, the Company awarded 22,173 restricted common shares to certain executives of the Company under the Company’s share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the six months ended June 30, 2004, $29,000 was recorded as compensation expense relating to the restricted share awards.

6.	Segmented Information:

(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	June 30, 2004
	Joint Venture
	and Working
	Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,375	$–	$84,525	$94,900
Other current assets	33,689	–	3,465	37,154
Long-term assets	102,556	75,998	2,591	181,145
Long-term assets related to working interests	135,659	–	–	135,659

	$282,279	$75,998	$90,581	$448,858

Current liabilities	9,991	–	9,187	19,178
Long-term liabilities	17,806	–	17,886	35,692

	$27,797	$–	$27,073	$54,870

Revenues	$55,433	$3,709	$–	$59,142
Operating costs of mine	32,739	–	–	32,739
Earnings from working interests	7,064	–	–	7,064
Depreciation and amortization	12,981	2,076	33	15,090
Exploration expense	–	–	3,084	3,084
Other expense	5	–	10,190	10,195
Interest and investment expense/ (income), net	1,249	–	(1,605)	(356)
Income taxes	2,166	67	(2,762)	(529)

Net income/(loss)	$13,357	$1,566	$(8,940)	$5,983

(b)	The Company’s share of joint venture cash flows for the six months ended June 30, 2004 is as follows:

June 30,
2004
Cash flows from (used in) operations	$6,256
Cash flows from (used in) financing	(603)
Cash flows from (used in) investments	(4,602)

7.	Contingencies and Commitments:

(a)	The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4, 2002 in relation to this judgment.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15th, 2004. Judgment was reserved. A decision was expected during Q2, 2004, but has not yet been released.

(b)	In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

(c)	At June 30, 2004, authorized capital expenditures at Sadiola and Yatela totaled $22.0 million of which $10.6 million was under firm contract or purchase order. The Company’s proportionate share of these authorized expenditures and contracted commitments was $8.5 million and $4.1 million, respectively.

8.	Corporate Transactions:

The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $2,985,000 and $495,000 relating to this transaction have been charged to second and first quarter 2004 earnings respectively.

During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. To the end of June 2004, $2,733,000 of expense had been incurred in connection with the bid and this amount was charged to second quarter 2004 earnings. The unsolicited bid continues and advisory costs continue to be incurred. The total expected advisory cost is not quantifiable at this time.

9.	Significant Differences Between Canadian GAAP and International Financial Reporting Standards:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted under International Financial Reporting Standards (“IFRS”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statement of earnings:

Six Months
Ended
June 30,
2004
Net earnings for the period reported under Canadian GAAP	$5,983
Reversal of hedge adjustment under Canadian GAAP	(827)
Reversal of adjustment of Yatela pre-production profit under Canadian GAAP	650
Goodwill amortization	(7,433)

Net earnings, IFRS	$(1,627)

Basic and diluted, net earnings per share, IFRS	$(0.01)

Balance sheet:

The Company’s balance sheet under IFRS is presented below:

	As at	As at
	June 30,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	47,233	66,675
Gold bullion (145,707 oz – market value; $57,671,000)	47,667	47,283
Accounts receivable and other	27,827	21,443
Financial assets	1,279	3,607
Inventories	9,327	10,397

	133,333	149,405
Marketable securities	1,376	2,479
Long-term inventory	15,746	12,773
Long-term receivables	6,861	7,610
Working interests	75,904	59,806
Royalty interests	60,866	62,941
Mining interests	80,540	88,409
Future tax asset	39	47
Other assets	1,240	1,239
Goodwill	149,993	157,426

	525,898	542,135

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	16,138	23,832
Provision for legal settlement	2,900	2,900
Financial liabilities	1,420	4,145
Current portion of non-recourse loans payable	20,458	30,877
Deferred revenue	–	–
Non-recourse loans payable	10,870	11,342
Future tax liability	17,944	21,541
Asset retirement obligation	6,108	5,961
Shareholders’ equity:
Common shares (issued: 145,333,845 shares; 2002 – 79,244,088; 2001 – 73,474,358)	439,032	437,801
Share options	5,914	3,951
Share purchase loans	(266)	(266)
Retained earnings	25,622	29,842
Other comprehensive income	216	1,086

	470,518	472,414

	525,898	542,135

10.	Subsequent Event:

On August 11, 2004, IAMGold and Gold Fields Limited (“GFL”) announced a proposed transaction whereby IAMGold would acquire all of the international assets of GFL located outside the Southern African Development Community (“SADC”) in exchange for approximately 350 million shares of IAMGold. The new company is to be called Gold Fields International Limited (“GFI”). As a result of the transaction, GFL will own approximately 70% of GFI while existing IAMGold shareholders will own the remaining 30% of GFI.

A definitive agreement amongst the parties was signed on September 30, 2004. The combination is subject to regulatory approval and third party consents customary in a transaction of this nature. The transaction is subject to the approval of a majority of the votes cast by the shareholders of both IAMGold and Gold Fields at meetings of shareholders scheduled to be held in early December. The transaction is expected to close by the end of the year.

If the transaction does not occur as a result of one of the parties accepting a superior proposal, then the party that accepted the superior proposal will be required to pay a fee of US$20 million to the other party.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$66,675	$15,835	$25,332
Restricted cash (note 18(a)	–	–	6,033
gold bullion (market value 60,394:
2002 - $33,377; 2001 – $nil) (note 3)	47,283	30,578	–
Accounts receivable and other	21,443	17,450	5,306
Inventories (note 4)	10,397	9,793	6,823

	145,798	73,656	43,494
Marketable securities (note 5)	1,116	–	–
Long-term inventory	12,773	10,044	8,941
Long-term receivables (note 6, 13)	7,610	8,477	15,618
Working interests (note 7)	59,806	–	–
Royalty interests (note 8)	62,941	–	–
Mining interests (note 9)	87,953	100,523	112,470
Future tax asset (note 15)	47	304	–
Other assets	1,239	1,305	60
Goodwill (note 2)	74,886	–	–

	$454,169	$194,309	$180,583

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$27,259	16,772	12,015
Current portion of non-recourse loans payable (note 11)	–	–	11,562

	27,259	16,772	23,577
Deferred revenue (note 10)	1,655	3,309	4,964
Non-recourse loans payable (note 11)	11,342	13,091	15,055
Future tax liability (note 15)	21,264	3,310	4,140
Asset retirement obligation (note 16(c)	5,961	5,677	5,406
Shareholders’ equity (note 12):
Common shares (issued: 145,333,845 shares:
2002 – 79,244,088; 2001 – 73,474,358)	342,208	118,289	96,782
Share options	2,138	8	–
Share purchase loans (note 13)	(266)	–	–
Retained earnings	42,608	33,853	30,659

	386,688	152,150	127,441

Contingencies and commitments (note 16)	$454,169	$194,309	180,583

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Bill Pugliese	Joseph F. Conway
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(Expressed in thousands of U.S. dollars, except per share amounts)

December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
Revenue:
Gold sales	$96,607	$89,824	$81,655
Royalties	4,540	–	–

	101,111	89,824	81,655
Expenses:
Mining	56,620	49,020	43,945
Depreciation and depletion	24,480	20,903	13,235
Amortization	2,715	–	–

	83,815	69,923	57,180

	17,296	19,901	24,475
Earnings from working interests	9,650	–	–

	26,946	19.901	24,475
Other expenses/(income):
Corporate administration	7,613	3,539	2,516
Provision for litigation (note 16(a)	–	2,900	–
Exploration	5,496	6,088	6,247
Foreign exchange	576	(47)	1,097
Investment income	(2,421)	(452)	(713)

	11,264	12,028	9,147

Earnings before income taxes	15,682	7,873	15,328
Income taxes (recovery) (note 15):
Current	4,644	3,014	(53)
Future	(4,442)	(854)	4,285

	202	2,160	4,232

Net earnings	15,480	5,713	11,096
Retained earnings:
Beginning of year, as previously reported	33,709	30,693	22,051
Prior period adjustment resulting from a change in accounting policy for asset retirement obligation (note 1(i)	144	(34)	(182)

As restated	33,853	30,659	21,869
Dividends (Cdn$0.06) per share; 202 Cdn$0.05 per share; 2001 – Cdn$0.05 per share)	(6,725)	(2,519)	(2,306)

Retained earnings, end of year	$42,608	$33,853	$30,659

Basic earnings per share (note 12(e)	$0.11	$0.07	$0.15
Diluted earnings per share (note 12(e)	$0.11	$0.07	$0.15

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
Operating activities:
Net income	$15,480	$5,713	$11,097
Earnings from working interests, net of dividends	(5,658)	–	–
Depreciation and amortization	27,286	20,941	13,264
Deferred revenue	(1,654)	(1,655)	2,657
Future income taxes	(4,442)	(854)	4,285
Share options	314	–	–
Gain on gold bullion	–	(67)	–
Gain on sale of marketable securities	(1,510)	–	–
Unrealized foreign losses/(gains)	2,995	182	(421)
Change in non-cash current working capital	(15)	(6,690)	15
Change in non-cash long-term working capital	(2,158)	1,367	(4,464)

	30,638	18,937	26,432

Financing activities:
Issue of common shares, net of issue costs (note 12)	8,314	21,227	88
Dividends paid	(2,519)	(2,306)	–
Restricted cash	–	6,033	769
Share purchase loan repayments	1,469	61	–
Proceeds from non-recourse loans	(9)	374	6,373
Repayments of non-recourse loans	(2,002)	(14,258)	(24,755)

	5,253	11,131	(17,525)

Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	–	–
Mining interests	(9,965)	(8,908)	(16,821)
Note receivable	785	1,136	(3,551)
Distributions received (paid) from (to) working interests	3,762	–	–
Purchase of gold bullion	(16,154)	(31,992)	–
Proceeds from gold bullion sales	–	1,481	–
Proceeds from disposition of marketable securities	3,032	–	–
Other assets	(743)	(1,282)	(3)

	14,949	(39,565)	(20,375)

Increase (decrease) in cash and cash equivalents	50,840	(9 497)	(11,468)
Cash and cash equivalents, beginning of year	15,835	25,332	36,800

Cash and cash equivalents, end of year	$66,675	$15,835	$25,332

Supplements cash flow information:
Interest paid	$204	$564	$2,588
Income taxes paid	$4,314	$3,015	$218

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of United States Dollars except per share amounts)

1.	Significant Accounting Policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in note 19 and note 22 respectively. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company’s 38% interest in La Société d’Exploitation des Mines d’Or de Sadiola (“Sadiola”) and the Company’s 40% interest in La Société d’Exploitation des Mines d’Or de Yatela (“Yatela”).

(b)	Revenue recognition:

Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i)	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii)	Profits based royalties such as a Net Profits Interests (“NPI”) or a Working Interest (“WI”). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interests in Gold Fields Ghana Limited and the Tarkwa mine (“Tarkwa”) and in Abosso Goldfields Limited and the Damang mine (“Damang”) as working interests.

(c)	Gold bullion:

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(d)	Inventories and long-term inventory:

Gold doré, gold in process and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are classified as long-term inventory.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(e)	Marketable securities:

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(f)	Loans receivable:

A loan is classified as impaired when, in management’s opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

(g)	Mining interests, development and exploration properties:

Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United States, the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA HB 1581, in such a way that under U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force (“EITF”) for its consideration. There can be no certainty as to the conclusions the EITF will reach, nor as to whether Canadian GAAP will continue to allow alternate treatments. Historically the Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as “Mining Interests” on its consolidated balance sheet. The Company continues to believe this to be the appropriate classification under Canadian GAAP.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(h)	Royalty interests:

The Company records its royalty interests at the lower of cost and net recoverable amount. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

(i)	Impairment of assets:

The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements’ best estimate of undiscounted future cash flows.

If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

(j)	Plant and equipment:

Plant and equipment are initially recorded at cost and depreciated annually on a straight-line basis using rates of 5% to 33%.

(k)	Goodwill:

Goodwill is tested for impairment at least annually to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to earnings in the period in which the impairment is determined.

(l)	Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to retained earnings is summarized as follows:

	2003	2002	2001
Increase in mining assets, January 1	$3,671	$3,986	$1,612
Increase in asset retirement obligation, January 1	3,527	4,020	1,795
Increase (decrease) in opening retained earnings, January 1	144	(34)	(183)
Increase in net earnings	441	178	149
Increase in ending retained earnings, December 31	$585	$144	$(34)

(m)	Translation of foreign currencies:

Gold transactions are generally denominated in United States dollars. As a result, the functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

(n)	Fair values of financial instruments:

The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, restricted cash, accounts payable and accrued liabilities and share purchase loans in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

(o)	Hedging:

The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

(p)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

Provisions are made for tax liabilities on anticipated repatriation of unremitted earnings of the Company’s foreign subsidiaries and joint ventures.

(q)	Stock-based compensation plans:

The Company has two stock-based compensation plans, which are described in note 12. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees on or after January 1, 2002 (note 12(d)). No compensation expense is recognized when stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

(r)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

(s)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining and exploration properties, depreciation and depletion rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

2.	Acquisition:

On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation (“Repadre”) in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options (“Options”). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886

$218,331

Fair Value
Consideration paid:
Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820

$218,331

3.	Gold Bullion:

	2003	2002	2001
Ounces held	144,723	97,371	–
Acquisition cost ($/oz)	327	314	–
Acquisition cost	$47,283	$30,578	$–
Dec. 31 spot price for gold ($/oz)	417	343	–
Dec. 31 market value	$60,394	$33,377	$–

4.	Inventories:

	2003	2002	2001
Gold doré	$3,300	$3,798	$2,034
Mine supplies	7,097	5,995	4,789

	$10,397	$9,793	$6,823

5.	Marketable Securities:

At December 31, 2003, marketable securities were comprised of:

	Number of Shares
	or Warrants Held	Book Value	Market
Cross Lake Minerals Ltd.	1,000,000	$58	$139
Glencairn Gold Corporation*	2,889,050	1,058	2,340

		$1,116	$2,479

     * Formerly Black Hawk Mining Inc.

6.	Long-Term Receivables:

	2003	2002	2001
Notes receivable from the Government of Mali (note 11)	$6,635	$7,420	$8,556
Share purchase loans (note 13)	–	1,057	1,103
Loans receivable (a)	975	–	–
Employee loans receivable (b)	–	–	70

	$7,610	$8,477	$9,729

(a)	The Company holds a loan to Combined Metals Reduction Company, secured by a first mortgage on Combined Metals’ Gabbs Valley property in Nevada. The loan is in default and Combined Metals has been in Chapter 11 bankruptcy protection since September 2002. The loan is recorded on the balance sheet for an estimated fair value of $725,000.

The Company holds a loan to Addwest Minerals International Ltd., secured by Addwest’s Gold Road gold property in Arizona. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

(b)	On December 31, 2001, the Company held a housing assistance loan to an employee which was repaid in September 2002.

7.	Working Interests:

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000. This amount includes an upward purchase price adjustment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000. This amount includes an upward purchase price adjustment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

		2003
	Tarkwa	Damang	Total
Balance, January 7, 2003	$42,742	$15,298	$58,040
Investments	2,815	–	2,815
Income from working interests	6,739	2,911	9,650
Cash received	(3,992)	(6,707)	(10,699)

Balance, end of year	$48,304	$11,502	$59,806

8.	Royalty Interests:

Investments in net royalty interests are:

		December 31, 2003
			Net
		Accumulated	Royalty
	Cost	Amortization	Interest
Revenue producing properties
Diavik (a)	$49,446	$1,129	$48,317
Don Mario (b)	4,162	182	3,980
El Limon (c)	1,233	252	981
Joe Mann (d)	–	–	–
Magistral (e)	3,109	91	3,018
Rex Diamond (f)	500	–	500
Vueltas del Rio (g)	350	290	60
Williams Mine (h)	6,203	771	5,432
Non-revenue producing royalties
Dolores (i)	653	–	653

	$65,656	$2,715	$62,941

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties’ owners obtaining adequate financing and the development of economic mining operations. For royalty interests with a gold component, a price of US$340 per ounce has been used in determining whether carrying values have been impaired. The cost of the royalty represents their fair value as of January 7, 2003.

Revenue producing royalties:

(a)	The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(b)	The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

(c)	The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation (“Glencairn”), formerly Black Hawk Mining Inc.

(d)	The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. (“Campbell”). The royalty rate is 1.5% starting at a gold price of US$325 per ounce and rising .01% for each $1.00 increase in the price of gold to a maximum of 2.0% at a gold price of US$375 per ounce or higher. After receipt of royalty payments of Cdn$500,000, the royalty rate reduces to a flat 1% on gold prices at or greater than US$350 per ounce. As at December 31, 2003, the Company has received a total of Cdn$375,000 of royalty payments from Campbell.

(e)	The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter. As at December 31, 2003, the Company has received royalty payments related to 26,000 ounces of gold production.

(f)	The Company holds the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation’s properties in South Africa.

(g)	The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Defiance Mining Corporation (formerly Geomaque Explorations Ltd.). The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%.

(h)	The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

     Non-revenue producing royalties:

(i)	The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

9.	Mining Interests:

		Accumulated
		depreciation	Net
		and	book
	Cost	depletion	value
2003
Plant and equipment	$98,076	$58,071	$40,005
Mining property and deferred costs	96,998	51,392	45,606
Construction in progress	2,342	–	2,342

	$197,416	$109,463	$87,953

2002
Plant and equipment	$92,738	$45,035	$47,703
Mining property and deferred costs	90,747	39,797	50,950
Construction in progress	1,870	–	1,870

	$185,355	$84,832	$100,523

2001
Plant and equipment	$71,315	$33,101	$38,214
Mining property and deferred costs	87,146	30,605	56,541
Construction in progress	17,715	–	17,715

	$176,176	$63,706	$112,470

Mining interests are held through:

(a)	A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited (“AngloGold”) (38%), the Government of Mali (“GOM”) (18%) and International Financial Corporation (“IFC”) (6%).

(b)	A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

The GOM interests in Sadiola and Yatela are free and carried interests.

10.	Deferred Hedge Revenue:

Deferred revenue of $1,655,000 arising from the termination of forward sales in 2001 but designated as hedges of future years’ sales will be taken to revenues in 2004.

11.	Non-Recourse Loans Payable:

(a)	Yatela non-recourse project loans:

	2003	2002	2001
Yatela – non-recourse project loans	$11,342	$13,091	$15,055
Note receivable from the Government of Mali, included in long-term receivables (note 6)	6,635	7,420	8,556

Net Yatela obligation	$4,707	$5,671	$6,499

The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (“LIBOR”) plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% ($11,342,000; 2002 – $13,091,000; 2001 – $15,055,00) of Yatela’s project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the project loan.

As at December 31, 2003, a note receivable of $6,635,000 (2002 – $7,420,000; 2001 – $8,556,000), included in long-term receivables, represents the Company’s portion of all funding made on behalf of the GOM’s free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company’s net obligation for the Yatela project is $4,707,000 (2002 – $5,671,000; 2001 – $6,499,000).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

(b)	Sadiola non-recourse project loans:

On December 31, 2001, the Company had non-recourse project loans of $11,562,000 relating to the Sadiola mine. These loans were settled in May 2002.

12.	Share Capital:

(a)	Authorized:

Unlimited first preference shares, issuable in series Unlimited second preference shares, issuable in series Unlimited common shares

               Issued and outstanding common shares are as follows:

	Number of
	Shares	Amount
Issued and outstanding, December 31, 2000	73,429,025	$96,694
Exercise of options	45,333	88

Issued and outstanding, December 31, 2001	73,474,358	$96,782
Shares issued for cash, net of issue costs (i)	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	118,289
Shares issued on acquisition of Repadre (ii)	62,978,855	212,839
Exercise of options	3,110,902	11,080

Issued and outstanding, December 31, 2003	145,333,845	$342,208

(i)	On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn$7.00 per share, resulting in gross proceeds of $18,264,000. Share issue costs of $585,000, net of taxes, have been charged against the proceeds from the offering.

(ii)	On January 7, 2003 in connection with the acquisition of Repadre (note 2), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,839,000, net of shares issue costs of $90,000, and $4,582,000 respectively.

(b)	Share option plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of December 31, 2003 and 2002 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding, beginning of the year	4,983,437	$5.18	6,189,501	$4.41	5,358,134	$4.51
Granted on acquisition of Repadre (a)(ii)	2,712,000	2.65	–	–	–	–
Granted	880,000	7.60	672,000	7.21	1,232,000	3.90
Exercised	(3,110,902)	3.75	(1,769,730)	3.38	(45,333)	3.03
Forfeited	(50,000)	4.37	(108,334)	3.22	(355,300)	4.37

Outstanding, end of year	5,414,535	$5.13	4,983,437	$5.18	6,189,501	$4.41

Options exercisable, end of year	4,033,869	$4.50	3,401,770	$5.14	4,741,945	$4.60

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options exercisable
		Weighted		Weighted	Weighted
	Number	average	Weighted	number	average	Weighted
Range of	outstanding,	remaining	average	exercisable,	remaining	average
Exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
Prices	2003	life – years	price	2003	life – years	price
$1.25 – $2.00	301,668	6.6	$1.28	301,668	6.6	$1.28
$2.01 – $3.00	520,000	1.9	2.67	520,000	1.9	2.67
$3.01 – $4.00	1,427,800	6.4	3.80	1,226,467	6.2	3.78
$4.01 – $5.00	230,000	3.3	4.70	230,000	3.3	4.70
$5.01 – $6.00	1,452,400	2.2	5.74	1,422,400	2.1	5.75
$6.01 – $7.00	25,000	2.9	6.90	25,000	2.9	6.90
$7.01 – $7.88	1,457,667	8.8	7.55	308,334	7.9	7.48

	5,414,535	5.4	$5.13	4,033,869	4.2	$4.50

(c)	Share purchase plan and share bonus plan:

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees to a maximum of 600,000 common shares. These plans were not active in 2003 or 2002.

(d)	Stock-based compensation:

The Company expenses the fair value of all stock-based compensation granted to non- employees on or after January 1, 2002. During 2002, 150,000 options were granted to non- employees at an exercise price of Cdn$7.35 per option. The value of these options was calculated to be $2.35 per option. During 2003, $314,000 (2002 – $8,000) was recorded as compensation expense for these options. No new options were granted to non-employees during 2003.

Stock options granted to employees are accounted for as a capital transaction. The fair value of options granted to employees is not expensed on the statement of operations. The Company discloses in the table below the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

In 2002, 507,000 options were granted to employees at an average exercise price of Cdn$7.28 per option. The fair value of these options is calculated to be $2.22 per option. In 2003, 830,000 options were granted to employees at an average exercise price of Cdn$7.60 per option. The fair value of these options is calculated to be Cdn$1.50 per option. The value of these options granted in 2002 and 2003 is expensed over the options’ vesting period of three years. Also in 2003, 773,000 modified options at an average exercise price of Cdn$5.40 per option were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre. The fair value of these options is calculated to be $2.11 per option. The effect of expensing these options on the statement of operations is shown on a pro forma basis in the table below:

	2003	2002	2001
Net earnings for the year	$15,480	$5,713	$11,096
Compensation expense related to fair value of employee stock options	2,474	128	–

Pro forma earnings for the year	$13,006	$5,585	$11,096

Pro forma earnings per share, basic and diluted	$0.09	$0.07	$0.15

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(e)	Earnings per share:

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation:

	2003	2002	2001
Numerator:
Net earnings	$15,480	$5,713	$11,096

Denominator (000’s):
Average common shares outstanding	142,954	76,452	73,438
Basic earnings per share	$0.11	$0.07	$0.15

Diluted earnings per share computation:

	2003	2002	2001
Numerator:
Net earnings	$15,480	$5,713	$11,096
Denominator (000’s):
Average common shares outstanding	142,954	76,452	73,438
Dilutive effect of employee stock options	2,373	1,175	7

Total average common shares outstanding	145,327	77,627	73,445

Diluted earnings per share	$0.11	$0.07	$0.15

Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2003	2002	2001
Outstanding options (000’s):	120	195	4,901

13.	Share Purchase Loans:

The Company provided share purchase loans to three officers and employees. During 2003, two of the loans were fully repaid and the third loan was partially repaid. At year-end 2003, the principal amount outstanding of the loan was $0.3 million. The principal amount is secured by 140,000 shares of the Company.

In accordance with EIC 132, the share purchase loans balance for 2003 has been classified under shareholders’ equity. The 2002 and 2001 balances have not been restated and are included in long- term receivables.

14.	Related Party Transactions:

During 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $417,000 (2002 – $466,000; 2001 – $466,000). These amounts are included in corporate administration expense.

15.	Income Taxes:

The Company has a net future tax liability of $21,217,000 (2002 – $3,006,000; 2001 – $4,140,000), which is presented on the balance sheet as:

	2003	2002	2001
Future tax asset	$47	$304	$–
Future tax liability	(21,264)	(3,310)	(4,140)

Net future liability	$21,217	$3,006	$4,140

The main components that give rise to future tax assets and future tax liabilities are as follows:

	2003	2002	2001
Future tax assets:
Mining assets	$47	$304	$–
Other assets	148	46	73
Exploration and development expenses	10,292	3	3
Share issue costs	577	221	123
Non-capital losses	10,142	1,903	658
Corporate minimum tax credit	205	99	184

	21,411	2,576	1,041

Future tax liability:
Royalty interests	(23,410)	–	–
Net profits interest	(2,541)	(5,582)	(5,181)

	(25,951)	(5,582)	(5,181)

	(4,540)	(3,006)	(4,140)
Valuation allowance	(16,677)	–	–

Net future tax liability	$21,217	$3,006	$4,140

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 37% (2002 – 39%; 2001 – 42%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2003	2002	2001
Earnings before income taxes	$15,682	$7,873	$15,328
Computed “expected” tax expense	$5,581	$2,972	$6,394
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(2,631)	(574)	(1,017)
Earnings subject to different tax rates	(3,548)	(1,403)	–
Resource allowance	(257)	–	–
Change in enacted corporate income tax rates	429	–	(789)
Foreign exchange losses not tax benefited	1,364	–	–
Expenses not tax benefited	129	1,132	–
Change in valuation allowance	–	–	(295)
Other	(865)	33	(61)

	$202	$2,160	$4,232

The Company has non-capital loss carry forwards for Canadian income tax purposes of $28,028,000 available to reduce taxable income on or prior to 2010. Approximately $17,000,000 of these non-capital loss carry forwards have not been tax benefited.

The non-capital losses will expire in the following years:

2004	$15,643
2005	1,676
2008	2,548
2009	4,081
2010	4,080

$28,028

16.	Contingencies and Commitments:

(a)	The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company has recorded an expense of $2,900,000 in relation to this judgement.

The Plaintiff has filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company has filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals are expected to be heard in April 2004.

(b)	In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. The Company will be working with the other partners in the Yatela and Sadiola mines to negotiate a withdrawal of the audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

(c)	The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations as new information becomes available.

(d)	At December 31, 2003, authorized capital expenditures at Sadiola and Yatela totaled $29.4 million of which $22.4 million was under firm contract or purchase order. The Company’s proportionate share of these authorized expenditures and contracted commitments was $11.6 million and $8.8 million respectively.

17.	Financial Instruments:

As at December 31, 2003, the Company had 11,400 ounces (2002- 22,800; 2001 – 34,200) (proportionate share) of written call options outstanding at an average strike price of $385 per ounce. The mark to market value of these call options represented a liability of $538,000 (2002 – $258,000; 2001 – $65,000) to the Company, which is included in accounts payable.

18.	Segmented Information:

(a)	Following the acquisition of Repadre Capital Corporation (note 2), the Company has identified the following reporting segments. The Company’s share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

	Joint Venture
	and Working
2003	Interests	Royalties	Corporate	Total
Cash and gold bullion	$13,504	$–	$100,454	$113,958
Other current assets	28,970	–	2,870	31,840
Long-term assets	104,379	78,073	3,330	185,782
Long–term assets related to working interests	122,589	–	–	122,589

	$269,442	$78,073	$106,654	$454,169
Current liabilities	$14,316	$–	$12,943	$27,259

Long-term liabilities	18,958	–	21,264	40,222
	$33,274	$–	$34,207	$67,481

Revenues	$96,607	$4,504	$–	$101,111
Earnings from working interests	9,650	–	–	9,650
Operating costs of mine	57,295	–	–	57,295
Depreciation and amortization	24,480	2,715	94	27,289
Exploration expense	–	–	5,496	5,496
Other expense	9	–	7,991	8,000
Interest and investment expense/(income), net	(675)	–	(2,326)	(3,001)
Income taxes	4,571	126	(4,495)	202

Net earnings/(loss)	$20,577	$1,663	$(6,760)	$15,480

	Joint Venture
	and Working
2002	Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,052	$–	$36,361	$46,413
Other current assets	26,890	–	353	27,243
Long-term assets	118,291	–	2,362	120,653

	$155,233	$–	$39,076	$194,309

Current liabilities	$8,580	$–	$8,192	$16,772
Long-term liabilities	22,077	–	3,310	25,387

	$30,657	$–	$11,502	$42,159

Revenues	$89,824	$–	$–	$89,824
Operating costs of mine	48,533	–	–	48,533
Depreciation and amortization	20,903	–	38	20,941
Exploration expense	–	–	6,088	6,088
Other expense	(37)	–	6,280	6,243
Interest and investment expense/(income), net	487	–	(341)	146
Income taxes	2,713	–	(553)	2,160

Net earnings/(loss)	$17,225	$–	$(11,512)	$5,713

	Joint Venture
	and Working
2001	Interests	Royalties	Corporate	Total
Cash and gold bullion	$17,377	$–	$13,988	$31,365
Other current assets	11,812	–	317	12,129
Long-term assets	135,856	–	1,233	137,089

	$165,045	$–	$15,538	$180,583

Current liabilities	$7,570	$–	$4,445	$12,015
Current portion of long-term debt	11,562	–	–	11,562
Long-term liabilities	25,425	–	4,140	29,565

	$44,557	$–	$8,585	$53,142

Revenues	$81,655	$–	$–	$81,655
Operating costs of mine	44,223	–	–	44,223
Depreciation and amortization	13,235	–	29	13,264
Exploration expense	–	–	6,247	6,247
Other expense	7	–	3,577	3,584
Interest and investment expense/(income), net	(285)	–	(706)	(991)
Income taxes	–	–	4,232	4,232

Net earnings/(loss)	$24,475	$–	$(13,379)	$11,096

(b)	The Company’s $13,504,000 share of cash (2002 – $10,052,000; 2001 – $17,377,000) in the joint ventures is non-discretionary, including restricted cash of nil in 2003 and 2002 (2001 – $6,033,000) at Sadiola.

The Company’s share of joint venture cash flows is as follows:

	2003	2002	2001
Cash flows from/(used in) operations	$33,798	$27,832	$36,401
Cash flows from/(used in) financing	(21,116)	(21,352)	(17,613)
Cash flows from/(used in) investments	(9,180)	(7,772)	(20,372)

19.	Significant Differences Between Canadian and United States GAAP:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statement of earnings:

	2003	2002	2001
Net earnings for the year reported under Canadian GAAP	$15,480	$5,713	$11,096
Earnings from Sadiola and Yatela, under Canadian GAAP, using proportionate consolidation (a)	(11,197)	(17,547)	(24,475)
Equity earnings of Sadiola under U.S. GAAP (a)	9,590	11,724	25,639
Equity earnings of Yatela under U.S. GAAP (a)	1,306	5,945	5,136
Stock-based compensation (b)	(2,422)	(5,399)	(833)
Amortization of royalty interests (c)	(338)	–	–
Income taxes on above	116	–	–

	12,535	436	16,563
Impact of change in accounting policy on adoption of SFAS 143 (iv)	267	–	–

Net earnings, U.S. GAAP	$12,802	$436	$16,563

Basic and diluted, net earnings per share, U.S. GAAP:
Before impact of accounting policy change	$0.09	$0.01	$0.23
Impact of accounting policy change	–	–	–

Total basic and diluted	$0.09	0.01	$0.23

The effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2003	2002	2001
Shareholders’ equity based on Canadian GAAP	$386,688	$152,150	$127,441
Impact on shareholders’ equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	493	(88)	(1,247)
Yatela equity accounting (a)	(1,241)	(626)	411
Amortization of royalty interests (c)	(338)	–	–
Income taxes on above	116	–	–
Other comprehensive income (d)	1,086	–	245
Share purchase loans (e)	–	(1,057)	(1,103)

Shareholders’ equity based on U.S. GAAP	$386,804	$150,379	$125,747

(a)	Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start- up costs to be capitalized until commercial production is established.

(iii)	Depletion of mining interests:

U.S. GAAP requires depletion to be calculated using proven and probable reserves as the denominator in the calculation. Canadian GAAP allows depletion to be charged over the estimated economical life of the mine.

(iv)	Rehabilitation provision:

As of January 1, 2003, the Company has adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long- lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Current year earnings reflects an increase of $267,000 relating to the impact of a change in accounting policy on adoption of SFAS 143.

Pro forma earnings as if the change in accounting policy were applied retroactively is as follows:

	2003	2002	2001
Pro forma net earnings	$13,069	$406	$16,519
Pro forma earnings per:
Basic and diluted	$0.09	$0.01	$0.22

(v)	Financial instruments:

Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company’s proportionate share of the net earnings or loss of the joint ventures, and (c) distributions from the joint ventures.

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

	2003	2002	2001
Equity method investments, beginning of year	$123,859	$119,897	$83,925
Acquisition of Tarkwa and Damang (note 2)	58,040	–	–
Net earnings	21,051	18,042	30,701
Other comprehensive income	–	(245)	245
Distributions received	(29,820)	(14,170)	(6,511)
Additional investments	2,535	335	11,537

Equity method investments, end of year	$175,665	$123,859	$119,897

The Company’s proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	62,936	42,366	–	160,910

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

Current liabilities	$3,523	$1,764	$11,064	$5,621	$88	$22,060
Long-term obligations and other	12,040	997	2,154	12,990	–	28,181
Equity	48,304	11,502	82,265	33,497	97	175,665

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

	2002
	Sadiola	Yatela	Other	Total
Current assets	$21,804	$10,841	$193	$32,838
Long-term assets, net	71,954	42,239	–	114,193

	$93,758	$53,080	$193	$147,031

Current liabilities	$4,082	$3,609	$88	$7,779
Long-term obligations and other	1,574	13,819	–	15,393
Equity	88,102	35,652	105	123,859

	$93,758	$53,080	$193	$147,031

	2001
	Sadiola	Yatela	Other	Total
Current assets	$22,482	$6,745	$207	$29,434
Long-term assets, net	78,727	46,709	–	125,436

	$101,209	$53,454	$207	$154,870

Current liabilities	$15,645	$2,448	$141	$18,234
Long-term obligations and other	1,339	15,400	–	16,739
Equity	84,225	35,606	66	119,897

	$101,209	$53,454	$207	$154,870

The Company’s proportionate share of the summarized results of operations of the investments, accounted for by the equity method in accordance with U.S. GAAP, are as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$37,548	$20,698	$62,967	$31,986	$—	$153,199
Expenses (recoveries)	30,809	17,787	53,223	30,565	(236)	132,148

Net earnings (loss)	$6,739	$2,911	$9,744	$1,421	$236	$21,051

	2002
	Sadiola	Yatela	Other	Total
Revenue	$55,187	$32,982	$–	$88,169
Expenses (recoveries)	43,463	27,037	(373)	70,127

Net earnings (loss)	$11,724	$5,945	$373	$18,042

	2001
	Sadiola	Yatela	Other	Total
Revenue	$70,135	$16,389	$–	$86,524
Expenses (recoveries)	44,496	11,253	74	55,823

Net earnings (loss)	$25,639	$5,136	$(74)	$30,701

(b)	Stock-based compensation:

The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Prior to June 2002, the Company had stock appreciation rights which were marked-to-market, resulting in an expense recorded for options granted to directors and employees. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2003	2002	2001
Net earnings, U.S. GAAP	$12,802	$436	$16,563
Add expense already recognized under APB 25	28	4,486	807
Additional expense under FAS No. 123	(322)	(682)	(100)

Pro forma net earnings	$12,508	$4,240	$17,270

Pro forma earnings per share:
Basic and diluted	$0.09	$0.05	$0.24

(c)	Amortization of royalty interests:

Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

(d)	Marketable securities:

Under U.S. GAAP, marketable securities are classified as “available for sale” and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

(e)	Share purchase loans:

Under U.S. GAAP, share purchase loans are deducted from shareholders’ equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and as a deduction to shareholders’ equity in 2003.

Balance sheet:

The Company’s balance sheets under U.S. GAAP are presented below:

	2003	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$53,171	$5,783	$13,988
Gold bullion	47,283	30,578	–
Accounts receivable	319	143	154
Royalty receivables	1,658	–	–
Related party receivables	168	184	122
Corporate tax receivable	569	–	21
Prepaid expenses	155	26	15

	103,323	36,714	14,300
Marketable securities	2,479	–	–
Long–term receivable	975	–	–
Equity investments	175,665	123,859	119,897
Royalty interests	62,603	–	–
Goodwill	74,886	775	–
Fixed and other assets	1,239	531	61

	$421,170	$161,879	$134,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$737	$966	$301
Accrued liabilities	1,570	720	686
Accrued liabilities – AngloGold	1,019	1,044	1,133
Accrued liabilities – legal settlement	2,900	2,900	–
Dividends payable	6,708	2,527	2,306
Related party payables	7	33	15

	12,941	8,190	4,441
Future tax liability	21,425	3,310	4,140
Shareholders’ equity:
Common shares	347,681	120,599	96,912
Stock options	8,789	7,408	4,181
Contributed surplus	78	78	78
Share purchase loans	(266)	(1,057)	(1,103)
Retained earnings	29,436	23,351	25,434
Other comprehensive income	1,086	–	245

	386,804	150,379	125,747

	$421,170	$161,879	$134,328

Statements of comprehensive income:

In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2003 and 2002 would be presented as follows on a U.S. GAAP basis:

	2003	2002	2001
Net earnings based on U.S. GAAP	$12,802	$436		$16,563
Other comprehensive gain:
Marketable securities	1,086	–		–
Cash flow hedges	–	(245)		245

Comprehensive income based on U.S. GAAP	$13,888	$191		$16,808

Comprehensive income per share, U.S. GAAP:
Basic and diluted	$0.10	$–	$

Pro forma statement of 2002 earnings (unaudited):

The pro forma revenues and earnings of the Company as if the acquisition of Repadre had occurred on January 1, 2002 would have been as follows:

Pro forma royalty revenues	$1,667
Pro forma equity earnings from investments	$24,997
Pro forma net earnings	$6,251
Pro forma net earnings per share, basic and diluted	$0.04

Statements of cash flows:

The Company’s statements of cash flows under U.S. GAAP are presented below:

	2003	2002	2001
CASH PROVIDED BY (USED IN):
Operating Activities:
Net earnings, U.S. GAAP	$12,802	$436	$16,563
Items not affecting cash:
Depreciation and amortization	3,147	38	29
Future income taxes	(4,815)	(550)	4,285
Equity earnings of investees	(21,051)	(18,042)	(30,701)
Stock compensation	2,736	5,399	833
Gain on gold bullion	–	(67)	–
Gain on sale of marketable securities	(1,510)	–	–
Unrealized foreign exchange losses	3,041	–	–
Net profits interest received from Sadiola	15,580	7,600	3,800
Dividends received from Tarkwa	3,992	–	–
Changes in non-cash working capital:
Current receivables	(1,056)	(25)	1,243
Accounts and related party payables	(1,518)	748	(1,759)
Accrued liabilities	825	2,845	892
Prepaid expenses	(129)	(11)	(8)

	(12,044)	(1,629)	(4,823)
Financing activities:
Issue of common shares, net of issue costs	8,314	21,277	88
Share purchase loans	1,469	61	68
Dividends paid	(2,519)	(2,306)	–

	7,264	18,982	156
Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	–	–
Investments in Tarkwa	(2,815)	–	–
Investments in Yatela	–	(335)	(11,537)
Receipts from Damang	6,707	–	–
Receipts from Yatela	3,821	6,570	2,711
Other assets	(743)	(1,282)	(3)
Purchase of gold bullion	(16,154)	(31,992)	–
Proceeds from sale of gold bullion	–	1,481	–
Proceeds from disposition of marketable securities	3,032	–	–

	28,080	(25,558)	(8,829)

Decrease in cash and cash equivalents	47,388	(8,205)	(13,496)
Cash and cash equivalents, beginning of year	5,783	13,988	27,484

Cash and cash equivalents, end of year	53,171	5,783	13,988

Supplemental cash flow information:
Income taxes paid	$–	$–	$218

Impact of recent United States accounting pronouncements:

In April 2003, FASB issued Statement No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The Company is not affected by this pronouncement as it has no such derivative instruments or contracts.

In May 2003, FASB issued Statement No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company does not believe it will be affected by this pronouncement as it has no financial instruments with such characteristics.

20.	Comparative Figures:

Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

21.	Significant Differences Between Canadian GAAP and International Financial Reporting Standards:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted under International Financial Reporting Standards (“IFRS”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statement of earnings:

	2003	2002	2001
Net earnings for the year reported under Canadian GAAP – restated	$15,480	$5,713	$11,096
Reversal of Yatela pre-production profit (b(i))	(152)	(152)	759
Financial instruments and hedge adjustment (b(ii))	(1,655)	(1,040)	2,032
Amortization of goodwill (c)	(14,866)	–	–

Net earnings, IFRS	(1,193)	4,521	13,887

Basic and diluted, net earnings per share, IFRS	(0.01)	0.06	0.19

The effect of the IFRS differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2003	2002	2001
Shareholders’ equity based on Canadian GAAP	$386,687	$152,149	$127,441
Impact on shareholders’ equity of IFRS adjustments:
Goodwill adjustment (a)	97,407	–	–
Reversal of Yatela pre-production profit (b(i))	454	607	759
Financial instruments and hedge adjustment (b(ii))	1,646	3,301	4,340
Goodwill amortization (c)	(14,866)	–	–
Other comprehensive income (b(ii),d)	1,086	–	245
Share purchase loans (e)	–	(1,057)	(1,103)

Shareholders’ equity based on IFRS	472,414	155,000	131,682

Balance sheet:

The Company’s balance sheet under IFRS is presented below:

	2003	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$66,675	$15,835	$25,332
Restricted cash	–	–	6,033
Gold bullion	47,283	30,578	–
Accounts receivable and other	21,443	17,450	5,306
Financial assets	3,607	3,657	245
Inventories	10,397	9,793	6,823

	149,405	77,313	43,739
Marketable securities	2,479	–	–
Long-term inventory	12,773	10,044	8,941
Long-term receivables	7,610	7,420	14,515
Working interests	59,806	–	–
Royalty interests	62,941	–	–
Mining interests	88,409	101,130	113,229
Future tax asset	47	304	–
Other assets	1,239	1,305	60
Goodwill	157,426	–	–

	$542,135	$197,516	$180,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$23,832	$13,614	$11,950
Provision for legal settlement	2,900	2,900	–
Financial liabilities	4,145	3,924	689
Future portion of non-recourse loans payable	–	–	11,562

	30,877	20,438	24,201
Non-recourse loans payable	11,342	13,091	15,055
Future tax liability	21,541	3,310	4,140
Asset retirement obligation	5,961	5,677	5,406
Shareholders’ equity:
Common shares	437,801	118,289	96,782
Stock options	3,951	8	–
Share purchase loans	(266)	(1,057)	(1,103)
Retained earnings	29,842	37,760	35,758
Other comprehensive income	1,086	–	245

	472,414	155,000	131,682

	$542,135	$197,516	$180,484

Statement of equity:

The Company’s statement of changes in Shareholders’ equity under IFRS is stated below:

	Number
	of			Other			Total
	Common			Compre-		Share	Share-
	Shares	Capital	Stock	hensive	Retained	Purchase	holders’
(in 000’s of US$)	(000’s)	Stock	Options	Income	Earnings	Loans	Equity
Balance at December 31, 2000	73,429	$96,694	$–	$–	$24,359	$(1,172)	$119,881

Prior period adjustment due to change in accounting policy for ARO	–	–	–	–	(182)	–	(182)
Stock options	45	88	–	–	–	–	88
Net income	–	–	–	–	13,887	–	13,887
Dividends	–	–	–	–	(2,306)	–	(2,306)
Foreign exchange on share purchase loans	–	–	–	–	69	–	69
Mark-to-market of financial instruments	–	–	–	245	–	–	245

Balance at December 31, 2001	73,474	$96,782	$–	$245	$35,758	$(1,103)	$131,682

Share issue, net of issue cost	4,000	17,679	–	–	–	–	17,679
Stock options	1,770	3,828	8	–	–	–	3,826
Net income	–	–	–	–	4,521	–	4,521
Dividends	–	–	–	–	(2,519)	–	(2,519)
Share purchase loan repayment	–	–	–	–	–	61	61
Foreign exchange on share purchase loans	–	–	–	–	–	(15)	(15)
Mark-to-market of financial instruments	–	–	–	(245)	–	–	(245)

Balance at December 31, 2002	79,244	$118,289	$8	$–	$37,760	$(1,057)	$155,000

Acquisition of Repadre	62,979	306,238	8,589	–	–	(444)	314,383
Options granted	–	–	314	–	–	–	314
Stock options	3,111	13,274	(4,646)	–	–	–	8,628
Net income	–	–	–	–	(1,193)	–	(1,193)
Dividends	–	–	–	–	(6,725)	–	(6,725)
Foreign exchange on share purchase loans	–	–	–	–	–	(234)	(234)
Repayment of share purchase loans	–	–	–	–	–	1,469	1,469
Mark-to-market of marketable securities	–	–	1,086	–	–	1,086

Balance at December 31, 2003	145,334	$437,801	$3,951	$1,086	$29,842	$(266)	$472,414

(a)	Business Combination:

Under Canadian GAAP, the purchase price for Repadre was calculated using the quoted market price on the announcement date (October 25, 2002 – Cdn$5.30). For IFRS purposes, the purchase price is calculated using the quoted market price on the transaction date (January 7, 2003 –Cdn$7.60). As a result, the consideration paid under IFRS is as set out below:

Fair Value
Consideration paid:
Issue of 62,978,855 common shares of the Company	$306,329
Issue of 2,712,000 common share options of the Company	8,589
Cost of acquisition	820

$315,738

The difference between the consideration recorded under Canadian GAAP and the consideration recorded under IFRS of $97,407,000 is recorded as an increase to goodwill.

During 2003, the acquisition of Repadre contributed $10.0 million to the consolidated net earnings for the year.

(b)	Investments in Sadiola, Yatela, Tarkwa and Damang:

For IFRS purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Pre-production period:

Canadian GAAP requires revenue and expenses to be capitalized until commercial production is established. IFRS allows pre-production revenue and expenses to be recognized in earnings as incurred.

(ii)	Financial instruments:

Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under IFRS the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under IFRS, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

(c)	Goodwill:

Under IFRS, goodwill is stated at cost less accumulated amortization. Goodwill is allocated to the assets acquired and is amortized from the date of initial recognition over the estimated remaining life of the related asset. The estimated remaining life of the related assets are as follows:

(i) Working interests	12.5 years
(ii) Royalty interests	9 years

The carrying amount of goodwill is made up of the following:

2003
Balance, January 7, 2003 on acquisition of Repadre	$172,293
Accumulated amortization	14,867

Balance, end of year	$157,426

(d)	Marketable securities:

Under IFRS, marketable securities are classified as “available for sale” and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of equity as other comprehensive income. The fair value of marketable securities is their quoted bid price at the balance sheet date.

(e)	Share purchase loans:

Under IFRS, share purchase loans are deducted from shareholders’ equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and 2001 and as a deduction to shareholders’ equity in 2003.

(f)	Additional disclosures:

Additional disclosures required under IFRS are presented below:

(i)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash balances and short-term investments in commercial paper or term deposits.

(ii)	Provisions:

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company has recorded a legal settlement provision of $2,900,000 (note 16(a)).

(iii)	Related party transactions:

Share options issued to directors and executive officers of the Company during the year are as follows:

	2003	2002	2001
Directors	400,000	280,000	–
Executive officers	400,000	250,000	1,070,000

	800,000	530,000	1,070,000

Share options to directors and executive officers of the Company outstanding at December 31, 2003 are as follows:

2003
Directors	1,502,000
Executive officers	2,191,400

3,693,400

(iv)	Segment reporting:

A segment is a distinguishable component of the Company which is subject to risks and rewards that are different from those of other segments. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets and expenses.

The Company is comprised of the following main business segments:

Joint Venture and Working Interests – Assets and liabilities and activities relating to the company’s investments in Sadiola, Yatela, Tarkwa and Damang.

Royalty Interests – Assets and liabilities and activities relating to the company’s investments in gold and diamond royalties.

(v)	Inventories:

The cost of inventories included in mining costs for the year is $(2,231) million (2002 – $(2,870) million; 2001 – $3,126 million).

(vi)	Significant Subsidiaries:

		Ownership
	Country of	Interest
	Incorporation	2003	2002	2001
AGEM Ltd. [1]	Barbados	100	100	100
IAMGold South America Corporation	Barbados	100	100	100
Repadre Capital Corporation	Canada	100	–	–
Repadre International Corporation [2]	Barbados	100	–	–
Repadre Capital (BVI) Inc. [3]	British Virgin Islands	100	–	–

1.	AGEM Ltd. indirectly owns 38% of the Sadiola mine and 40% of the Yatela mine in Mali.

2.	Repadre International Corporation owns 18.9% of the Abosso mine and 1.4% of the Tarkwa mine in Ghana.

3.	Repadre Capital (BVI) Inc. owns 17.5% of the Tarkwa mine in Ghana through its 100% subsidiaries domiciled in British Virgin Islands (BVI).

22.	Subsequent Events:

On August 11, 2004, IAMGold and Gold Fields Limited (“GFL”) announced a proposed transaction whereby IAMGold would acquire all of the international assets of GFL located outside the Southern African Development Community (“SADC”) in exchange for approximately 350 million shares of IAMGold. The new company is to be called Gold Fields International Limited (“GFI”). As a result of the transaction, GFL will own approximately 70% of GFI while existing IAMGold shareholders will own the remaining 30% of GFI.

A definitive agreement amongst the parties was signed on September 30, 2004. The combination is subject to regulatory approval and third party consents customary in a transaction of this nature. The transaction is subject to the approval of a majority of the votes cast by the shareholders of both IAMGold and Gold Fields at meetings of shareholders scheduled to be held in early December. The transaction is expected to close by the end of the year.

If the transaction does not occur as a result of one of the parties accepting a superior proposal, then the party that accepted the superior proposal will be required to pay a fee of US$20 million to the other party.

4.	INDEPENDENT REPORTING ACCOUNTANTS’ REVIEW REPORT ON UNAUDITED IFRS RECONCILIATION STATEMENT

The Directors Gold Fields Limited Postnet Suite 252 Private Bag X30500 Houghton 2041

25 October 2004

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS’ REVIEW REPORT ON THE UNAUDITED INTERNATIONAL FINANCIAL REPORTING STANDARDS RECONCILIATION STATEMENT ON IAMGOLD CORPORATION’S CONSOLIDATED FINANCIAL INFORMATION

Introduction

Gold Fields Limited (Gold Fields) proposes to sell its international assets located outside of the Southern African Development Community to IAMGold Corporation or one or more of its subsidiaries (IAMGold) in exchange for shares in IAMGold (the transaction). Following the successful completion of the transaction, Gold Fields will own approximately 70% of the fully diluted outstanding equity of the enlarged company.

Purpose of this report

At your request, we have attached our review report for the purposes of complying with the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and for inclusion in the circular to Gold Fields’ shareholders dated on or about 29 October 2004.

Responsibility

The directors of Gold Fields are responsible for the compilation, contents and preparation of the circular and for the accuracy of the information contained therein. The directors of IAMGold are responsible for the restatement of the consolidated financial information of IAMGold to comply with the requirements of International Financial Reporting Standards as applied by Gold Fields (IFRS restatements), to which this report and the report of IFRS restatements on IAMGold relate, and from which such reports have been prepared.

It is our responsibility to express a review opinion on the IFRS restatements and to report our opinion to you. The IFRS restatements incorporate material adjustments to the reviewed consolidated financial statements for the six months ended 30 June 2004 and the audited consolidated financial statements for the years ended 31 December 2003, 2002 and 2001 of IAMGold (the historical underlying financial information). The historical underlying financial information of IAMGold was prepared in accordance with Canadian Generally Accepted Accounting Practice and was audited by KPMG LLP who issued unqualified audit reports thereon. We do not take responsibility for the historical underlying financial information of IAMGold.

IFRS restatements

We report on the IFRS restatements, as applied by Gold Fields, of the consolidated profit and loss accounts for the six months ended 30 June 2004 and the years ended 31 December 2003, 2002 and 2001 and the consolidated balance sheets as at 30 June 2004, 31 December 2003, 2002 and 2001 of IAMGold as set out in the report on the IFRS restatements attached as an annexure to the circular dated on or about 29 October issued in connection with the transaction.

Basis of opinion

We conducted our work in accordance with the statement of South African Auditing Standards applicable to review engagements. Our work, which involved no independent examination of the historical underlying financial information, consisted primarily of making enquiries of management of IAMGold and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the IFRS restatements and discussing the IFRS restatements with the directors of Gold Fields.

We have not performed an audit of the IFRS restatements and, accordingly, we do not express an audit opinion thereon.

Opinion

Based on our reviews, nothing has come to our attention that causes us to believe that the IFRS restatements have not been properly compiled on the basis stated and the adjustments made are not appropriate for the purpose of presenting the consolidated profit and loss accounts for the six months ended 30 June 2004 and the years ended 31 December 2003, 2002 and 2001 and the consolidated balance sheets as at 30 June 2004, 31 December 2003, 2002 and 2001 on a basis consistent in all material respects with the accounting policies of Gold Fields.

Yours faithfully

KPMG Inc.

Per Ian Kramer Director

KPMG Inc. Registered Accountants and auditors Chartered Accountants (SA)

5.	UNAUDITED INTERNATIONAL FINANCIAL REPORTING STANDARDS RECONCILIATION OF IAMGold CORPORATION’S CONSOLIDATED FINANCIAL INFORMATION

5.1	Unaudited International Financial Reporting Standards reconciliation statement of IAMGold Corporation’s financial information

5.1.1	Introduction

This report sets out the unaudited International Financial Reporting Standards (IFRS) reconciliation statement on IAMGold Corporation’s (IAMGold) consolidated financial information (IFRS restatements) for the six months ended 30 June 2004 and the years ended 31 December 2003, 2002 and 2001.

5.1.2	Discussion of the qualitative differences between Canadian GAAP and IFRS

The accounting policies under which the consolidated financial statements of IAMGold are prepared conform with Canadian Generally Accepted Accounting Practice (Canadian GAAP), which differs in certain respects from IFRS. Differences, which may have a significant effect on the consolidated net income and shareholders’ equity, are set out below. This summary and the explanation of the differences is not intended to be a comprehensive IFRS report.

5.1.2.1	Revenue recognition

Royalty revenue is recognised when the company has reasonable assurance with respect to measurement and collectability. The company is entitled to two types of royalties:

–	Revenue based royalties such as Net Smelter Return (NSR) or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the holder of the royalty and revenue is calculated in accordance with the relevant agreement. This is consistent with both IFRS and Gold Fields Limited’s (Gold Fields) accounting policy.

–	Profits based royalties such as a Net Profits Interests (NPI) or a Working Interest (WI). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is calculated in accordance with the relevant agreement. A WI is similar to an NPI, except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. IAMGold records its interests in Gold Fields Ghana Limited, Tarkwa mine (Tarkwa), Abosso Goldfields Limited and the Damang mine (Damang) as working interests.

This is consistent with IFRS. However, for Gold Fields, this is irrelevant as Tarkwa and Damang are consolidated on a 100% basis with a minority interest. Thus, on consolidation of IAMGold, the working interests and minority interests would be eliminated with the relevant assets and liabilities being adjusted for any remaining differences.

5.1.2.2	Business combinations

An adjustment to the purchase price consideration regarding the IAMGold/Repadre Capital Corporation (Repadre) merger is required as the value of the purchase price consideration under IFRS is based on the share price on the date of the closing of the transaction while under Canadian GAAP it is based on the announcement date. Therefore, an adjustment is required to share capital regarding the difference in values, with the related entry being recorded into goodwill.

5.1.2.3	Marketable securities

Short-term investments in marketable securities are recorded at the lower of cost and market value. The market values of investments are determined based on the closing prices reported on recognised securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realisable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognise the loss.

IFRS and Gold Fields accounting policy require mark-to-market accounting. An adjustment to Canadian GAAP book value is therefore required.

5.1.2.4	Mining interests, development and exploration properties

Mining interests represent the capitalised expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortised over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

In general, the capitalisation and amortisation of costs is consistent with both IFRS and Gold Fields’ accounting policy. For Canadian GAAP, the company has capitalised revenue and costs relating to the period prior to commencement of commercial production for Yatela. in the original IFRS accounts for Yatela, all revenue relating to the period prior to commencement of commercial production was recognised in the period realised. As a result, an adjustment is required to the Canadian GAAP numbers to align the results with the original IFRS results prepared for Yatela.

5.1.2.5	Impairment of assets

IAMGold periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements’ best estimate of undiscounted future cash flows.

If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

Under IFRS, an asset is considered impaired if its carrying value exceeds its discounted cash flows. Considering that the values for Sadiola and Yatela are recorded at their original cost less amortisation (i.e. no fair value adjustments recorded in prior years), the expected discounted cash flows would exceed the carrying values, particularly considering the current gold price. With respect to Tarkwa, Damang and gold royalty interests, the current gold price and reserve bases that would be used to determine the discounted cash flow are higher than those used to determine fair values at the time of the IAMGold/Repadre merger (January 2003). Similarly, with respect to the Diavik royalty, diamond prices and reserves are also higher than those used to determine fair values in January 2003.

Thus, the resulting outcomes of the impairment tests under each of IFRS and Canadian GAAP would indicate that there is no impairment of assets.

5.1.2.6	Goodwill

Goodwill is tested for impairment at least annually to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to earnings in the period in which the impairment is determined.

Considering that gold prices, diamond prices and reserve bases have increased since the IAMGold/Repadre merger, the company does not believe that there is an impairment of goodwill under Canadian GAAP or IFRS.

Under Canadian GAAP, there is no amortisation of goodwill. Under IFRS goodwill is required to be amortised over its useful life. Gold Fields’ accounting policy is to allocate the goodwill to the reporting units and amortise over the lesser of life of mine or 20 years. Thus, an adjustment to the Canadian GAAP earnings is required regarding amortisation of goodwill.

It should be considered that IFRS 3 on business combinations states that the amortisation of goodwill will be prohibited from the first annual period beginning on or after 31 March 2004, whereafter an annual impairment test should be performed on the goodwill.

5.1.2.7	Hedging

IAMGold has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognised in sales as designated production is delivered to meet the commitment.

IFRS and Gold Fields’ accounting policy require that recorded deferred revenue regarding forward hedges be recorded as sales when realised. Thus, an adjustment to Canadian GAAP financial statements is required.

5.1.2.8	Stock-based compensation plans

IAMGold has two stock-based compensation plans. Compensation expense is recognised using the fair value-based method when stock options are issued to non- employees on or after January 1, 2002. No compensation expense is recognised when stock options are issued to directors and employees. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital.

This is consistent with both IFRS and Gold Fields’ accounting policy. However, on 1 January 2004, IAMGold adopted changes to the recommendations in CICA Handbook Section 3870 Stock Based Compensation with respect to employees. Thus, an adjustment is required in the six months ended June 2004 financial statements to reverse amounts recorded in respect of employees.

5.2	Basis of preparation

The tables set out below convert the consolidated financial information of IAMGold for the six months ended 30 June 2004 and three years ended 31 December 2003, 2002 and 2001 from Canadian GAAP to IFRS as applied by Gold Fields. The unaudited restatements of information for the six months ended 30 June 2004 and the three years ended 31 December 2003, 2002 and 2001 are based on the reviewed consolidated financial statements of IAMGold for the six months ended 30 June 2004 and the audited consolidated financial statements of IAMGold for the years ended 31 December 2003, 2002 and 2001 (the historical financial information). The adjustments made to convert the historical financial information to IFRS are solely the responsibility of IAMGold.

5.3	Historical financial information of IAMGold

5.3.1	Profit and loss accounts

The profit and loss accounts of IAMGold for the six months ended 30 June 2004 and the three years ended 31 December 2003, 2002 and 2001, are set out below:

Consolidated profit and loss account for the six months ended 30 June 2004

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Revenue	59	(1)	58
Total costs	(62)	(7)	(69)
Cash operating costs	(34)	–	(34)
Other costs	(13)	1	(12)
Royalties	(2)	–	(2)
Depreciation and amortisation	(13)	(8)	(21)

Operating loss	(3)	(8)	(11)
Share of operating profit of joint venture	7	–	7

Total operating profit/(loss)	4	(8)	(4)
Other	2	–	2

Profit/(loss) before taxation	6	(8)	(2)
Taxation	–	–	–

Profit/(loss) for the year	6	(8)	(2)

Consolidated profit and loss account for the year ended 31 December 2003

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Revenue	101	(2)	99
Total costs	(98)	(15)	(113)
Cash operating costs	(57)	–	(57)
Other costs	(14)	–	1 (4)
Royalties	(3)	–	(3)
Depreciation and amortisation	(24)	(15)	(39)

Operating profit/(loss)	3	(17)	(14)
Share of operating profit of joint venture	10	–	10

Total operating profit	13	(17)	(4)
Profit on disposal of investments	2	–	2
Other	1	–	1

Profit/(loss) before taxation	16	(17)	(1)
Taxation	–	–	–

Profit/(loss) for the year	16	(17)	(1)

Consolidated profit and loss account for the year ended 31 December 2002

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Revenue	90	(1)	89
Total costs	(82)	–	(82)
Cash operating costs	(49)	–	(49)
Other costs	(12)	–	(12)
Depreciation and amortisation	(21)	–	(21)

Profit before taxation	8	(1)	7
Taxation	(2)	–	(2)

Profit for the year	6	(1)	5

Consolidated profit and loss account for the year ended 31 December 2001

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Revenue	82	4	86
Total costs	(67)	–	(68)
Cash operating costs	(44)	(1)	(45)
Other costs	(10)	–	(10)
Depreciation and amortisation	(13)	–	(13)

Total operating profit	15	3	18
Profit on disposal of investments	1	–	1

Profit before taxation	16	3	19
Taxation	(4)	–	(4)

Profit for the year	12	3	15

5.3.2	Balance sheet

The balance sheets of IAMGold as at 30 June 2004, 31 December 2003, 2002 and 2001, are set out below:

Consolidated balance sheet at 30 June 2004

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Fixed assets	317	75	392
Intangible assets	136	75	211
Tangible fixed assets	96	–	96
Investments	77	–	77
Long term receivables	7	–	7
Other assets	1	–	1

Current assets	132	1	133
Inventories	57	–	57
Debtors due within one year	28	–	28
Cash and cash equivalents	47	–	47
Financial assets	–	1	1

Total assets	449	76	525

Capital and reserves	394	76	470
Stated capital	348	97	445
Reserves	46	(21)	25

Creditors: amounts falling due after one year	36	(1)	35
Deferred revenue	1	(1)	–
Borrowings	11	–	11
Deferred taxation	18	–	18
Environmental rehabilitation provision	6	–	6

Creditors: amounts falling due within one year	19	1	20
Creditors	19	–	19
Financial liabilities	–	1	1

Total equity and liabilities	449	76	525

Consolidated balance sheet at 31 December 2003

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Fixed assets	309	84	393
Intangible assets	138	82	220
Tangible fixed assets	101	1	102
Investments	61	1	62
Long term receivables	8	–	8
Other assets	1	–	1
Current assets	146	4	150
Inventories	58	–	58
Debtors due within one year	21	–	21
Cash and cash equivalents	67	–	67
Financial assets	–	4	4

Total assets	455	88	543

Capital and reserves	387	87	474
Stated capital	344	98	442
Reserves	43	(11)	32
Creditors: amounts falling due after one year	41	(2)	39
Deferred revenue	2	(2)	–
Borrowings	11	–	11
Deferred taxation	22	–	22
Environmental rehabilitation provision	6	–	6
Creditors: amounts falling due within one year	27	3	30
Creditors	27	(1)	26
Financial liabilities	–	4	4

Total equity and liabilities	455	88	543

Consolidated balance sheet at 31 December 2002

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Fixed assets	120	–	120
Tangible fixed assets	111	1	112
Investments	–	–	–
Long term receivables	8	(1)	7
Other assets	1	–	1
Current assets	73	4	77
Inventories	40	–	40
Debtors due within one year	17	–	17
Cash and cash equivalents	16	–	16
Financial assets	–	4	4

Total assets	193	4	197

Capital and reserves	151	3	154
Stated capital	118	(1)	117
Reserves	33	4	37
Creditors: amounts falling due after one year	25	(3)	22
Deferred revenue	3	(3)	–
Borrowings	13	–	13
Deferred taxation	3	–	3
Environmental rehabilitation provision	6	–	6
Creditors: amounts falling due within one year	17	4	22
Creditors	17	–	17
Financial liabilities	–	4	4

Total equity and liabilities	193	4	197

Consolidated balance sheet at 31 December 2001

	Canadian	IFRS
	GAAP	Adjustments	IFRS
	US$m	US$m	US$m
Fixed assets	138	–	138
Tangible fixed assets	121	1	122
Investments	–	–	–
Long term receivables	16	(1)	15
Other assets	1	–	1

Current assets	43	–	43
Inventories	7	–	7
Debtors due within one year	5	–	5
Cash and cash equivalents	31	–	31

Total assets	181	–	181

Capital and reserves	128	4	132
Stated capital	97	(1)	96
Reserves	31	5	36

Creditors: amounts falling due after one year	29	(5)	24
Deferred revenue	5	(5)	–
Borrowings	15	–	15
Deferred taxation	4	–	4
Environmental rehabilitation provision	5	–	5

Creditors: amounts falling due within one year	24	1	25
Creditors	12	–	12
Short term portion of borrowings	12	–	12
Financial liabilities	–	1	1

Total equity and liabilities	181	–	181

SCHEDULE E

MANAGEMENT’S DISCUSSION AND ANALYSIS AND AGGREGATED HISTORICAL FINANCIAL STATEMENTS OF THE ACQUIRED COMPANIES

1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	E-2
2. INDEPENDENT REPORTING ACCOUNTANTS’ REPORT	E-22
3. AGGREGATED HISTORICAL FINANCIAL STATEMENTS OF THE ACQUIRED COMPANIES	E-24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the aggregated historical financial statements of the Acquired Companies and related notes thereto which appear elsewhere in this report. All figures in the following sections are in Rand unless stated otherwise. The fiscal year end for the Acquired Companies is June 30.

Overview

On September 30, 2004, Gold Fields and IAMGold announced that they had signed the Purchase Agreement setting out, among other things, and as discussed in more detail in this Circular, the terms on which IAMGold will acquire the assets of Gold Fields outside of the SADC. Pursuant to the terms of the Purchase Agreement, IAMGold will issue to Gold Fields, subject to adjustment, 351,690,218 IAMGold Shares in consideration for Gold Fields’ non-SADC mining, development and exploration assets.

Following the completion of the Transaction, Gold Fields will own approximately 70% of the fully diluted equity of IAMGold. Existing IAMGold Shareholders will own the remaining 30% of IAMGold, and will also receive a special cash dividend of Cdn$0.50 per IAMGold Share held at a date to be determined which will fall before completion of the Transaction. Following completion of the Transaction, IAMGold will be renamed “Gold Fields International Limited” and will become an international growth vehicle for Gold Fields Shareholders and IAMGold Shareholders outside of the SADC region. Gold Fields International will be a significant producer of gold and a major holder of gold reserves and resources in Ghana and Australia, primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting.

The discussion and financial statements set forth in this schedule E relate solely to the Acquired Companies which will be acquired by IAMGold pursuant to the Transaction. The financial information of the Acquired Companies has been extracted and compiled from the accounting records of Gold Fields used in the preparation of the audited consolidated annual financial statements of the Gold Fields Group for the three financial years ended June 30, 2004. The financial information has been prepared for the Acquired Companies on the basis that the material assets of the Acquired Companies comprise the Tarkwa mine, the Damang mine, the St. Ives mine, the Agnew mine, the related exploration concerns. The following summarises the accounting and other principles which the directors have applied in preparing the financial information:

–	The financial information has been prepared by aggregating amounts included in the financial records of the Acquired Companies for all periods presented.

–	Transactions and balances between subsidiary undertakings included within the financial records have been eliminated.

Summarized Financial Results — Acquired Companies

		2004	2003	2002
Revenue	Rand million	4 301.9	4 516.0	3 433.6
Gold produced — managed	Ounces (’000)	1 602.4	1 496.0	1 108.9
Net earnings	Rand million	528.9	1 191.9	812.1
Net earnings before discontinued operations and extraordinary items	Rand million	528.9	1 191.9	812.1
Average gold price realised	US$ per ounce	389	333	292
Average exchange rate	Rand /US$	6.90	9.07	10.19
Total cash costs	US$ per ounce	251	208	176
Cash and cash equivalents	Rand million	1 969.6	501.8	640.4
Cash flow from operations	Rand million	1 408.3	1 230.1	1 133.3
Total assets	Rand million	9 087.2	6 626.7	7 678.5
Long-term debt	Rand million	—	164.1	1 212.1
Shareholders’ equity	Rand million	5 599.1	3 580.8	2 762.0

Note:

Per share and diluted per share information relating to income before discontinued operations and extraordinary items, net income, and cash dividends per share has not been disclosed because the Acquired Companies share capital represents the aggregated share capital of various separate legal entities.

Net earnings for fiscal 2004 were 56% lower at Rand 529 million compared to Rand 1,192 million for fiscal 2003 due to converting the results of the Ghanaian and Australian operations at a stronger Rand/US dollar exchange rate, lower gains on financial instruments, higher exploration costs and lower profits on the disposal of investments. The Rand/US dollar exchange rate strengthened 24% from Rand 9.07 to 6.90 and Rand/AU$ exchange rate strengthened 7% from Rand 5.29 to 4.92.

Review of Operations

Overview

The operations of the Acquired Companies in Ghana and Australia produced strong results in fiscal 2004, with the Damang and Agnew mines producing record performances. Both the Tarkwa and St. Ives mines were, and remain, involved in major expansion projects that require substantial injections of capital that will yield significant growth. Attributable gold production overall was 1.35 million ounces, 8% higher than production in fiscal 2003.

Average total cash costs were US$251 per ounce during fiscal 2004 for the Acquired Companies. This figure reflects expected unit cost increases at Tarkwa and St. Ives that more than offset unit cost reductions at Damang and Agnew and takes account of a 22% appreciation of the Australian dollar against the US dollar. The Ghanaian operations were the only operations able to take full advantage of the high US dollar gold price. At the Australian operations, the increase in the US dollar gold price was offset by the strengthening of the Australian dollar against the US dollar during fiscal 2004. Operating profit, therefore, decreased 4% in Rand terms from Rand 995 million to Rand 953 million in fiscal 2004.

During fiscal 2004, the Acquired Companies focused on optimisation of operations, as demonstrated by the decision to proceed with brown-fields expansion and optimisation projects at the St. Ives and Tarkwa mines, at a cost of approximately US$250 million over 18 months to December 2004. Total capital expenditure for the year was Rand 1,766 million compared to fiscal 2003 at Rand 851 million, with the expansion and optimisation projects at Tarkwa and St. Ives making up Rand 1,214 million of this total.

The execution of the definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project in Peru (which is still subject to completion), and developments at the Arctic Platinum Project, are expected to open a substantial pipeline of growth projects. The objective of Golds Fields is to add a further 1.5 million ounces of production within the next five years.

Outlook

In fiscal 2005, consolidated attributable gold production is planned to increase by 8%, from 1.35 million ounces to 1.47 million ounces, primarily as a result of the completion of the expansion at Tarkwa and St. Ives, which will offset slight declines at the Damang and Agnew mines.

Average unit costs are expected to improve in fiscal 2005. The benefits of the projects at Tarkwa and St. Ives will be seen in the second half of fiscal 2005, offsetting increases in unit costs at Damang. A stable performance is expected at Agnew. Total capital expenditure is estimated at US$191 million, of which US$78 million is the cost of completing the expansion projects.

Both the Arctic Platinum Project and, subject to completion of its acquisition, the Cerro Corona Project, are expected to be advanced to investment decision during fiscal 2005, while further optimisation of both Tarkwa and St. Ives will remain high on the agenda.

Tarkwa

Gold Fields’ interest in the Tarkwa mine is held through its 71.1% owned subsidiary, GF Ghana Limited. IAMGold, with an 18.9% beneficial interest, and the Republic of Ghana, with a 10% free carried interest, hold the remaining interests in GF Ghana Limited.

Operational performance

The following table sets forth the operational performance at the Tarkwa mine for the periods indicated.

	Fiscal	2004	2003	2002
Open pit
Waste mined	tons (’000)	43 987	27 521	28 986
Ore mined	tons (’000)	17 164	16 067	14 630
Head grade	gram per ton	1.43	1.46	1.58
Strip ratio	waste: ore	2.6	1.7	2.0

Total
Tons treated	tons (’000)	16 000	15 210	14 914
Yield	gram per ton	1.1	1.1	1.1

Gold produced	kilogram	17 107	16 792	16 920
	ounces (’000)	550	540	544

Total cash costs	US$ per ounce	230	194	171

Net attributable earnings	Rand million	212.7	223.0	240.5
	US$ million	30.9	24.6	(23.7)

Capital expenditure — net	Rand million	944.3	207.4	80.5
	US$ million	136.9	22.9	7.9

Tarkwa produced an outstanding performance both operationally and financially in fiscal 2004, accounting for 40% of the Acquired Companies’ net earnings.

During fiscal 2004, Tarkwa mined approximately 61 million tons of ore and waste as compared with approximately 44 million tons during fiscal 2003. This increase in mined ore and waste is due to the planned increase in stripping ratio from 1.7 to 2.6, an ongoing move to life-of-mine levels in stripping ratio, a higher planning gold price and a planned drive to increase flexibility in the open pits, opening up more ore bodies, particularly ahead of the plant expansion in fiscal 2005. During fiscal 2004, challenges were encountered on managing grade in the open pits, but with considerable focus on this in the second half of the year, the issue was well in hand by year-end.

Tarkwa treated record volumes through the crushing and heap leach plants, with tonnage treated reaching 16 million tons during fiscal 2004, 5% higher than during fiscal 2003, mainly through ongoing optimisation of the two crushing and leach plants. Head grade to the leach plants was 2% lower during fiscal 2004 than fiscal 2003 at 1.43 grams per ton. Gold production reached 550,000 ounces for fiscal 2004, which included a 6,000 ounce reduction in gold contained in the leach pads (gold-in-process).

Total cash costs for fiscal 2004 were US$230 per ounce compared with US$194 per ounce in fiscal 2003. This increase was primarily due to the increase in the stripping ratio in fiscal 2004, and a slight decrease in head grade. Cost control on all unit operations remained good.

The capital spending at Tarkwa for fiscal 2004 was US$137 million, up sharply on the US$23 million spent in fiscal 2003. The capital spending program included expenditure of US$6 million on the expansion of the north leaching plant and leach pads and, more significantly, US$131 million on the Tarkwa expansion project. Excellent progress was made on both aspects of the expansion, as discussed below.

During fiscal 2004, Rand 6 million US$1 million was spent on exploration. This included infill and extensional drilling of the known open pittable conglomerate ore bodies and exploration of a shallow underground target at the Kottraverchy deposit. Testing of the shallow underground potential is at an early stage and will be advanced to prefeasibility stage during fiscal 2005.

Owner mining conversion

During the first half of calendar 2004, all load and haul equipment was transported to site and mining with this new fleet started in July 2004. Over the following three months, the official changeover from the mining contractor was transitioned, including the human resource and service provider mobilisation. The fleet is, on average, exceeding expected productivities and volumes. During fiscal 2004, expenditure on the owner mining conversion project reached 74% of the budgeted US$74 million.

Expansion of processing facilities — construction of new 4.2 mtpa mill

By end of fiscal 2004, the mill project was 91% complete and US$78 million of the US$85 million approved for the project had been spent. At this time civil, earthwork and major structural work had been largely completed, while the semi-autogenous grinding (SAG) mill had been installed and the bulk of the electricity supply infrastructure had been finished. During the June 2004 quarter, the new primary crusher was put into operation to feed the north heap leach plant, while that plant’s crusher was shut down for a major upgrade.

With the conversion to owner mining now completed and plant commissioning due in the December 2004 quarter, the total expansion will be effective by the end of December 2004.

The total expansion is expected to be completed within 5% of the planned US$160 million budget, with a US$6 million foreign exchange exposure contributing the bulk of the overrun. This foreign exchange exposure is due to equipment and services sourced in South African Rands and Australian dollars.

Outlook for fiscal 2005

The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, will be to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant. Continuous mill production is planned by the end of March 2005, with the operation of Tarkwa’s new fleet having started in July 2004 and a full demobilisation of the mining contractor having been completed at the end of September 2004.

With the full benefits of owner mining expected to be seen in the December 2004 quarter, and the benefits of the mill in the March 2005 quarter, total cash costs should decline to around US$200 per ounce in the second half of fiscal 2005. This significant move primarily reflects the effects of the conversion to owner mining, in particular the very low maintenance costs in the first year of operation of the fleet. However, costs are expected to gradually increase thereafter.

Total capital expenditure for fiscal 2005 is projected at US$72 million, with US$34 million of this amount required to complete the mill and owner mining projects. The balance of US$38 million will go to heap leach pad construction (US$18 million), additional mining equipment (US$6 million), and minor sustaining capital.

Damang

Gold Fields’ interest in the Damang mine is held through its 71.1% owned subsidiary, Abosso. IAMGold, with an 18.9% beneficial interest, and the Republic of Ghana, with a 10% free carried interest, hold the remaining interests in Abosso.

Operational performance

The following table sets forth the operational performance at the Damang mine for the periods indicated.

	Fiscal	2004	2003	2002(1)
Open pit
Waste mined	tons (’000)	9 855	13 928	5 437
Ore mined	tons (’000)	5 439	4 457	2 402
Head grade	gram per ton	2.02	2.11	2.34
Strip ratio	waste: ore	1.8	3.1	2.3

Total
Tons milled	tons (’000)	5 236	4 877	1 951
Yield	gram per ton	1.8	1.9	2.3

Gold produced	kilogram	9 589	9 305	4 397
	ounces (’000)	308	299	141

Total cash costs	US$ per ounce	222	243	200

Net attributable earnings	Rand million	170.4	91.8	64.3
	US$ million	24.7	10.2	6.3

Capital expenditure — net	Rand million	21.9	14.4	5.5
	US$ million	3.2	1.6	0.5

(1)	Results for the five months ended June 30, 2002

Damang delivered an exceptional performance during fiscal 2004, both from a mining and a processing point of view. As expected, the mine began to experience a decline in head grades with the maturity of the high grade Damang hydrothermal pit. However, ongoing optimisation of the mill feed blend and plant set up allowed for the treatment of almost 5% more tonnage in fiscal 2004 than in fiscal 2003, resulting in an increase in gold production to 308,000 ounces from 299,000 ounces. The optimisation of the Damang mill involved careful blending of hard and soft ores to maximise use of the milling circuit, which remains the constraint in this plant. The leaching circuit’s agitation system was upgraded to allow treatment of ores with a range of viscosities. Mining operations were similarly modified to optimise the plant feed blend by advancing mining in the low grade but soft Kwesi and Lima conglomerate pits, which displaced ore from the low grade stockpiles.

Total cash costs reduced to US$222 per ounce as a result of increased processing volumes, reduced strip ratio, and excellent cost control, particularly from the application of innovative productivity and cost saving ideas with the mining contractor. As a result, Damang was one of the major attributable earners in respect of the Acquired Companies at US$25 million, and free cash generation of US$43 million. This acquisition has shown a payback on the purchase price of approximately 18 months. Capital expenditure for the year was US$3.2 million, with the exploration program adding approximately US$2 million to this total.

Following the acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project (“DEP”), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit, the drilling of which began by end of fiscal 2004. This cutback has the potential to add more than a year to the life of Damang. Alternatives are being explored to develop an underground mines both below the Damang pit, and also adjacent to the old Abosso underground mine, located at the southern end of the lease area.

Outlook for fiscal 2005

The greatest challenge for Damang in fiscal 2005 is to alleviate the expected shortage of high grade ores. This shortage has been expected and is anticipated to lead to a 20% decline in gold production in fiscal 2005. At this stage, the Amoanda and Tomento deposits are expected to be brought to production in the second half of 2005, to offset such decline in gold production.

Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant, which remains the variable that is most under the control of management.

Capital expenditure for fiscal 2005 is currently planned at US$6 million, US$4 million of which is the cost of bringing the Tomento deposit to production, with the balance going to the cost of mill maintenance and brown-fields exploration.

St. Ives

Gold Fields’ interest in the St. Ives mine is held through its wholly-owned Australian subsidiary, St. Ives Gold Mining Company Pty Limited.

Operational performance

The following table sets forth the operational performance at the St. Ives mine for the periods indicated.

	Fiscal	2004	2003	2002(1)
Open pit
Waste mined	tons (’000)	11 693	21 040	22 768
Ore mined	tons (’000)	4 000	4 607	1 753
Head grade	gram per ton	2.22	2.91	3.82
Strip ratio	waste: ore	5.26	4.94	6.67

Underground
Ore mined	tons (’000)	1 618	541	310
Head grade	gram per ton	5.34	8.28	9.29

		Fiscal	2004	2003	2002(1)
Total
Tons processed	Milled	tons (’000)	4 318	3 344	2 035
	Heap Leach	tons (’000)	2 426	2 142	1 363
	Total	tons (’000)	6 744	5 486	3 398

Yield	Milled	gram per ton	3.6	4.3	4.7
	Heap Leach	gram per ton	0.5	0.7	0.7
	Combined	gram per ton	2.5	2.9	3.1

Gold produced	Milled	kilogram	15 570	14 481	9 649
	Heap Leach	kilogram	1 307	1 485	953
	Total	kilogram	16 877	15 966	10 602
	Total	ounces (’000)	543	513	341

Total cash costs		AU$ per ounce	416	323	302
		US$ per ounce	297	188	160

Net earnings — Total Australia(2)		Rand million	304.7	567.6	556.4
		US$ million	44.2	62.5	54.5

Capital expenditure — net		Rand million	679.5	464.5	231.3
		US$ million	98.5	51.2	20.9

(1)	Results for the seven months ended June 30, 2002.

(2)	As a significant portion of the acquisition price was allocated to tenements of St. Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement to operating profit.

Fiscal 2004 was expected to be particularly difficult at St. Ives as it was a period of significant investment in developing new sources of mill feed from both open pit and underground positions. Exploration results have been encouraging, but there have been some operational challenges, complicated by geological complexity at the new underground and open pit mines.

In fiscal 2004, gold production was 543,000 ounces, against 513,000 ounces in fiscal 2003, with toll milling by a third party contributing 104,000 ounces for the year. Total cash costs at US$297 per ounce (AU$416 per ounce) were higher than fiscal 2003, largely as a result of the high unit cost structures during the commissioning of the new underground mines, the higher unit cost of toll milling and the decline in grades, and thus margins, from the Junction mine.

The most significant features of the year were the expected decline of the Junction mine, previously St. Ives’ biggest contributor, and the planned commissioning of the new underground mines at Argo, Sirius and East Repulse. This strategy had been initiated following significant difficulties at Junction in fiscal 2002 and fiscal 2003 relating primarily to seismic activity and the maturity of that operation. The ramp-up of Sirius occurred early in the year and operations have been a great success, with the mechanisation and high efficiency systems exceeding expectation. Although progress on the other two underground mines was slow in the first half of fiscal 2004, by the second half, the Argo mine had reached targeted stopping tonnages, while East Repulse began its production ramp-up. The success in the development of the new mines at St. Ives is reflected in the twofold growth in mining volumes from underground mines.

Total open pit volumes mined were stable year-on-year. This reflects a reduction in ore mining volumes in line with the planned build-up in underground mining and an increase in open pit stripping ratios, in both the Agamemnon pit and the new Mars pit. Unit cost performance remained good in this area. Towards the end of the December 2003 quarter, and into much of the March 2004 quarter, St. Ives experienced substantial mine to mill grade reconciliation problems. This was eventually traced to failure of the grade control systems in the open pits. Once identified, these problems were rectified, and in the final month of the March 2004 quarter, reconciliations exceeded expected levels.

The St. Ives mill and heap leach pads each performed well throughout the year, treating 3.1 million tons and 2.4 million tons, respectively. Early in fiscal 2004, recognising the scale of the production challenges at St. Ives, a substantial toll treatment program was initiated using two other mills in the area, to shore up cash flows. This program treated 1.2 million tons of ore. This has been generally successful although it was complicated by the grade problems referred to above. Total volumes treated by and on behalf of St. Ives amounted to 6.7 million tons, slightly ahead of the total volume of ore mined, with the balance of ore being sourced from existing low grade stockpiles.

During fiscal 2004, AU$31 million was spent on exploration at St. Ives. Drilling efforts focused on the extension of known deposits and the opening of new areas on the mine lease area. Year-end reserves at St. Ives reached 3.1 million ounces, reflecting the discovery of 2 million ounces over the last two years at a cost of AU$30 per ounce for this period.

During December 2003, the construction of a new 4.5 million tons per annum milling facility at St. Ives was approved at an estimated cost of AU$125 million. This new plant will replace the existing 3.1 million tons per annum mill that is old, inflexible and expensive to operate. The decision to proceed is the culmination of a strategy to simplify and optimise the operations at St. Ives, and to reduce unit costs and thus open the large mineral resource base.

Gross capital expenditure for the year was US$109 million (AU$153 million), primarily reflecting acceleration of the new mill construction project, costs relating to the development of the new underground mines and stripping of the new Mars open pit.

Outlook for fiscal 2005

Gold production for fiscal 2005 will increase by approximately 10% because of planned higher tonnage throughput at the new 4.5 million tons per annum mill, recognising that volumes in fiscal 2004 were supported by the 1 million ton toll treatment program. Total cash costs should decline incrementally in the first half of fiscal 2005 as the new underground mines reach steady state production levels and cost structures normalise. With the benefits of the lower unit costs of the new mill expected into the second half of fiscal 2005, total cash costs should be within the target of less than AU$350 per ounce in that period.

Apart from direct treatment cost reductions, the new mill complex has the advantage of being better sited relative to the open pits and underground mines and this will realise haulage and ore re-handling cost savings once commissioned. A range of optimisation initiatives was introduced during fiscal 2004, both related and unrelated to the simplification that the new mill will offer the site, and these will continue into fiscal 2005. Particular focus remains on simplifying underground mining systems and structures by leveraging maximum cost synergy between the three underground complexes, whilst reducing the overlap between Gold Fields staff and resources and those of the underground mining contractor. In addition, there are specific initiatives focused on optimising open pit mining costs and reducing overhead and support services costs. Planning and control systems are being upgraded to ensure efficiency and suitability for the complexity of the St. Ives operation.

Capital expenditure is planned at AU$112 million for fiscal 2005, with completion of the new mill making up AU$41 million of this. Exploration is planned at approximately AU$25 million, leaving sustaining development capital at AU$46 million, largely for underground development and pit stripping.

Agnew

Gold Fields’ interest in the Agnew mine is held through its wholly-owned Australian subsidiary, Agnew Gold Mining Company Pty Limited.

Operational performance

The following table sets forth the operational performance at the Agnew mine for the periods indicated.

	Fiscal	2004	2003	2002(1)
Open pit
Waste mined	tons (’000)	—	3 937	8 981
Ore mined	tons (’000)	20	1 627	818
Head grade	gram per ton	2.92	2.03	2.18
Strip ratio	waste: ore	—	2.42	10.98

Underground
Ore mined	tons (’000)	431	253	175
Head grade	gram per ton	12.81	9.94	7.45

	Fiscal	2004	2003	2002(1)
Total
Tons processed	tons (’000)	1 179	1 268	682
Yield	gram per ton	5.3	3.5	3.8

Gold produced	kilogram	6 267	4 466	2 569
	ounces (’000)	202	144	83

Total cash costs	US$ per ounce	226	255	232
	AU$ per ounce	317	437	434

Net earnings — Total Australia(2)	Rand million	304.7	567.6	556.4
	US$ million	44.2	62.5	54.5

Capital expenditure — net	Rand million	120.8	164.9	122.0
	US$ million	17.5	18.2	11.0

(1)	Results for the seven months ended June 30, 2002

(2)	As a significant portion of the acquisition price was allocated to tenements of St. Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement to operating profit.

Gold production, at 202,000 ounces in fiscal 2004, was 40% above that achieved in fiscal 2003, while total cash costs of US$226 per ounce (AU$317 per ounce) in fiscal 2004, were down from the US$255 per ounce (AU$437 per ounce) in fiscal 2003. As a result, Agnew made a significant contribution to the Acquired Companies’ financial results.

The most significant production and financial contribution came from the relatively new Kim underground mine (contained within the Waroonga underground complex), which reached full production during the year. Mining operations produced 214,000 tons of underground ores at 17.5 grams per ton, with ore grade generally about 10% above expectation, while the ore zones have generally been more continuous than original drilling had predicted. During fiscal 2004, the mining method at Kim was evolved to reduce pillar sizes with the introduction of cemented aggregate backfill, which has increased extraction of the ore body. Depletion of the Crusader/Deliverer underground complex was expected early in fiscal 2004, but positive exploration results in the upper end of the Deliverer lode resulted in continued mining activity throughout the entire fiscal year, producing 217,000 tons at 8.2 grams per ton. The success of these two mines reflects the tenacity and innovation of the Agnew team.

The total volumes treated through the Agnew mill in fiscal 2004, at 1.18 million tons, were slightly lower than in fiscal 2003, demonstrating a conscious decision to reduce mill feed rates to increase overall gold recovery. The balance of ore fed to the mill was sourced from the low grade stockpile produced during the open pit mining program undertaken in fiscal 2002 and fiscal 2003.

Following a change in exploration strategy late in fiscal 2003, this program has now opened up significant long-term alternatives for Agnew. The most significant development was the proving of the Songvang open pit, which was approved for development late in fiscal 2004. It is expected to be brought into production by December 2004. This open pit will produce a base load of medium grade ores that, along with the high grade ores from the Waroonga underground complex, provide this mine an assured three to four year life, before alternative ore sources are needed. Beyond this, innovative exploration around the Redeemer, Waroonga and Crusader complexes has turned up ore grade intersections which in all cases are worthy of follow up. Exploration on Agnew’s regional tenements, the subject of a joint venture with Breakaway Resources Ltd., has also brought the Vivien mine close to a final feasibility study.

Outlook for fiscal 2005

Gold production should remain close to current levels in fiscal 2005 with total cash costs similar to levels seen in fiscal 2004, thereby maintaining Agnew’s status as one of the highest margin mines. In fiscal 2005, much will depend on continued good performance from the Kim underground mine, while the Crusader/Deliverer underground complex is due for closure early in fiscal 2005.

Stripping of the new Songvang open pit will start in early fiscal 2005 and the build-up of mill feed will take place during the second half of 2005. Capital expenditure is planned at approximately AU$40 million, including the stripping of the new Songvang pit (AU$20 million), continued underground development on the Kim lode (AU$10 million), and exploration (AU$7 million). Exploration will continue to target resource and reserve expansion and the development of new mining complexes.

Developing mines

Arctic Platinum

The Arctic Platinum Project, located in Finland, continues to advance steadily towards the completion of a definitive feasibility study. In September 2003, Gold Fields acquired the outstanding 49% of the Arctic Platinum Project from Outokumpu Oy for an aggregate consideration of US$31 million made up of cash and shares. In July 2004, the Arctic Platinum Project vehicle was converted from a partnership to a limited liability company, namely, Gold Fields Arctic Platinum Oy, which is a 100% subsidiary of Gold Fields.

Project development during the year focused on the Suhanko Open Pit project, drilling with particular emphasis on trial mining, pilot plant test work and infill drilling. Also during the year, the environmental permit application for the Suhanko Project was submitted to the Northern Finland Environmental Permit Authority in Oulu.

A total of approximately 5,500 tons of ore was mined from trial open pits at Konttijarvi and Ahmavaara and transported to the pilot plant facility in the town of Outokumpu in southern Finland. The pilot plant produced flotation concentrates for smelting and refining tests. Samples of these concentrates have been shipped to potential customers.

Infill drilling programs were successfully completed at Suhanko to upgrade 34 million tons of inferred mineral resource to the indicated and measured status. Total drilling at Suhanko, including all grade control and blast hole drilling at the trial pits, amounted to 33,000 metres, of which 31,000 metres was diamond drilling. Measured and indicated resources at Suhanko now stand at 86.6 million tons containing 5.73 million ounces at an average grade of 2.06 grams per ton 2PGE+Au. This includes 210,000 tons of copper and 80,000 tons of nickel. Compared to fiscal 2003, this represents a 66% tonnage increase and a 52% increase in contained 2PGE+Au ounces in the measured and indicated mineral resource categories.

Additional close spaced drilling along with extensive mapping of the orezones in the trial pits has led to a significant improvement in Gold Fields’ understanding of the grade distributions in the Suhanko deposits. In particular, detailed mapping has helped to identify high grade and generally near vertical structures that carry significantly higher grade than seen in the diamond drilling to date. These structures were previously poorly captured by diamond drilling, which was oriented near perpendicular to the stratigraphy of the ore body but sub-parallel to these structures. The impact of these structures on overall grades within the deposits is still being investigated through the remainder of the feasibility study.

Total measured and indicated mineral resources at the Arctic Platinum Project, including the SK Reef, stand at 92.6 million tons containing 6.43 million ounces at a grade of 2.16 grams per ton 2PGE+Au and total inferred mineral resources at the Arctic Platinum Project, including the SK Reef, stand at 75.7 million tons containing 6.17 million ounces at a grade of 2.54 grams per ton 2PGE+Au.

Definition drilling has commenced targeting a potential 30 to 50 million ton mineral resource in the Suhanko Extension area. This area is located less than five kilometres to the east of the Suhanko Project, and is amenable to open pit mining. This work is expected to be completed during fiscal 2005.

Apart from the in-situ ore grades, the next most important viability driver remains the selection of an appropriate downstream treatment route for the concentrate. Through the latter part of fiscal 2004, discussions were held with a number of smelters around the world regarding toll and custom treatment of the concentrates. At year-end, significant interest had been shown by a number of companies, but discussion of actual treatment terms was at an early stage.

The target completion of the feasibility study of the Suhanko Project is still scheduled for the end of December 2004, and permitting completion for the second half of fiscal 2005. Securing suitable treatment terms from one or more smelters remains the single biggest challenge to proving the Suhanko Project and, apart from the completion of engineering and other feasibility study aspects, will be the focus of attention.

Cerro Corona

Gold Fields, through its subsidiary, Gold Fields Corona BVI Limited, signed a definitive share purchase agreement to acquire 92% of the voting shares of Sociedad Minera La Cima S.A. from various members of the Gubbins family in December 2003. The common shareholders own 87.73% of Sociedad Minera La Cima S.A., giving Gold Fields an effective 80.7% economic interest. Sociedad Minera La Cima S.A. owns the Cerro Corona Project and other mineral properties in Cajamarca, Peru. Closing of the agreement is conditional upon the completion of the acquisition of required surface rights, approval of the Environmental Impact Study (EIS) and the issue of construction permits.

Based on a definitive feasibility study completed by GRD Minproc Limited in 2001 and revised by Gold Fields in March 2004, it is believed that the project has the capacity to produce 150,000 ounces of gold and 62 million pounds of copper per year (350,000 ounces of gold-equivalent), with total operating costs of US$185 per ounce of gold equivalent (using a gold price of US$390 per ounce and a copper price of US$1.27 per pound).

The deposit, which lies within the Hualgayoc Mining District to the north of the Yanacocha mine in the Cajamarca Department of northern Peru, is well studied and has robust economics. Previous feasibility studies of the deposit exploited a larger mineral resource base indicating potential for expansion over the most recent definitive feasibility study. The district is prospective for discovery of gold and gold-copper deposits and will be the subject of further exploration by Gold Fields.

Review of Financial Results

Revenue

Revenue decreased by Rand 214 million, or 5%, from Rand 4,516 million in fiscal 2003 to Rand 4,302 million in fiscal 2004. The decrease in revenue was due to converting revenue at a stronger Rand/US$ exchange rate and Rand/AU$ dollar exchange rate. The US$ gold price increased 14% from an average of US$333 per ounce in fiscal 2003 to US$389 per ounce in 2004. Although Damang and Tarkwa received full benefit from the increase in the US$ gold price, the strengthening of the AU$/US$ exchange rate offset the increase in the US$ gold price at St. Ives and Agnew. The Rand/US$ exchange rate strengthened 24% from Rand 9.07/US$ to 6.90/US$, and the Rand/AU$ exchange rate strengthened 7% from Rand 5.29/AU$ to 4.92/AU$.

Gold production increased 7% from 1,496,000 ounces to 1,602,400 ounces. Production at Tarkwa increased 2%, at Damang, 3%, at St. Ives, 6% and at Agnew, a spectacular 40%.

Cost of sales

	2004	2003	2002
Analysis of cost of sales	Rand million	Rand million	Rand million
Total cash costs	2 771	2 818	2 060
Add: General and administration	109	119	83
Rehabilitation	5	5	20
Gold inventory — cash portion	(39)	21	53
Royalties	(118)	(128)	(93)

Operating costs	2 728	2 835	2 123
Add: Gold inventory change	47	(32)	(40)
Amortisation and depreciation	574	719	446

Cost of sales	3 349	3 522	2 529

Cost of sales decreased 5% to Rand 3 349 million in fiscal 2004 from Rand 3 522 million in fiscal 2003. The reason for the decrease is discussed below.

Operating costs

The following table sets out, for each operation and in total, total gold production, total cash costs and total production costs for the fiscal years ended June 30, 2004, 2003 and 2002.

	Year Ended June 30, 2004					Year Ended June 30, 2003					Year Ended June 30, 2002
			Total		Total			Total		Total			Total		Total
	Gold		prod-	Total	prod-	Gold		prod-	Total	prod-	Gold		prod-	Total	prod-
	prod-	Total	uction	cash	uction	prod-	Total	uction	cash	uction	prod-	Total	uction	cash	uction
	uction	cash	costs	costs	costs	uction	cash	costs	costs	costs	uction	cash	costs	costs	costs
	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg
Ghana
Tarkwa(1)	550.0	230	257	51 032	56 936	539.9	194	223	56 700	65 138	544.0	171	195	55 242	63 245
Damang(2)	308.3	222	249	49 265	55 261	299.2	243	267	70 736	77 765	141.4	200	223	70 370	78 490
Australia(3)			361		80 016		287		83 634			239			85 134
St. Ives	542.6	297		65 865		513.3	188		54 873		340.9	160		57 074
Agnew	201.5	226		50 215		143.6	255		74 317		82.6	232		82 016

Total(4)(5)	1 602.4					1 496.0					1 108.9

Weighted average		251	304	55 612	67 331		208	260	60 571	75 785		176	215	59 729	73 549

Notes:

1. In fiscal 2004, 2003 and 2002, 391,100 ounces, 383,900 and 386,800 ounces were attributable to Gold Fields, respectively.

2. In fiscal 2004, 2003 and 2002, 219,200 ounces, 212,700 and 100,500 ounces were attributable to Gold Fields, respectively.

3. Total production costs for the Australian operations are not split between the two operations.

4. Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.

5. The total may not reflect the sum of the lines due to rounding.

The weighted average total cash cost per ounce (oz) increased by US$43 per ounce, or 21%, from US$208 per ounce in fiscal 2003 to US$251 per ounce in fiscal 2004. The principal reasons for the increase are the stronger Rand/US$ exchange rate, normal inflationary increases and costs associated with additional mining volumes, mainly at Tarkwa where the stripping ratio was increased to improve flexibility. At St. Ives, underground production volumes increased threefold at Leviathan/Sirius and Argo, which are considerably higher unit cost operations because of their lower grades than is Junction, the predominant underground mine in fiscal 2003.

Operating costs decreased 4% from Rand 2,835 million to Rand 2,728 million, due to translating costs at the Ghanaian operations at a 24% stronger Rand, from an average of Rand 9.07/US$ to Rand 6.90/US$ year-on-year, and due to translating costs at the Australian operations from an average of Rand 5.29/AU$ to Rand 4.92/AU$, offset by normal inflationary increases and costs associated with additional mining volumes.

General and administration (G&A) costs

General and administration costs decreased by Rand 10 million from Rand 119 million in fiscal 2003 to Rand 109 million in fiscal 2004. This decrease was due to converting management fees paid at the Ghanaian operations at the stronger Rand.

Amortisation and depreciation

Amortisation and depreciation decreased 20% from Rand 719 million in fiscal 2003 to Rand 574 million in fiscal 2004 because of the stronger Rand. In the respective local currencies, amortisation and depreciation charges were similar to those of the previous year.

Operating profit

Because of the foregoing, operating profit decreased to Rand 953 million in fiscal 2004 from Rand 995 million in fiscal 2003.

Investment income

Income from investments increased from Rand 10 million in fiscal 2003 to Rand 29 million in fiscal 2004. The increase is mainly due to higher interest earned on cash proceeds from the US capital raising in the second quarter of fiscal 2004.

Finance income — net

Net finance income decreased 63% to Rand 12 million in fiscal 2004 from Rand 32 million in fiscal 2003. The Rand 12 million is comprised of Rand 3 million in respect of interest paid and Rand 3 million in respect of environmental rehabilitation interest charge offset by net gains on foreign debt, net of cash of Rand 18 million.

Interest paid on the syndicated credit facility in Australia, related to the purchase of the St. Ives and Agnew operations, was Rand 2 million in fiscal 2004 compared to Rand 34 million in fiscal 2003. The main reason for this reduction was that the facility was settled on January 31, 2004. Interest paid on the two-year term loan facility in Ghana, related to the purchase of Abosso, was Rand 1 million compared to Rand 6 million in fiscal 2003, due to the loan being fully repaid on December 31, 2003.

The net gains on foreign debt net of cash for fiscal 2004 were Rand 18 million (Rand 7 million realised loss and Rand 25 million unrealised gain) compared to Rand 81 million in fiscal 2003 (Rand 105 million realised gain and Rand 24 million unrealised loss). In addition, a Rand 25 million exchange gain was made on offshore funds held in euros. These funds related to the proceeds from the US capital raising, which were invested in euro denominated bank accounts. This was partially offset by a loss of Rand 7 million on foreign debt relating to the syndicated credit facility in Australia compared to a gain of Rand 81 million in fiscal 2003. The reason for this movement is due to the strengthening of the Australian dollar relative to the US dollar.

Financial instruments

During fiscal 2002, two currency financial instruments were established as follows:

US dollar/Australian dollar financial instruments — St. Ives and Agnew

In conjunction with the acquisition of St. Ives and Agnew, a hedging strategy was implemented to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US$/AU$ exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five-year period to December 2006.

The instruments consisted of the following:

–	A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts required Gold Fields Australia Pty Ltd. to sell US$12.5 million in US dollars for Australian dollars in quarterly instalments commencing in the quarter ended March 31, 2002 and ending in the quarter ended December 31, 2006. The average forward exchange rate was US$0.4934/AU$.

–	US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in the quarter ended March 31, 2002 and ending in the quarter ended December 31, 2006. The average downside protection level in each quarter was US$0.5191/AU$, with average upside participation down to US$0.4289/AU$. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average AU$0.5040.

The risks associated with financial instruments are discussed in note 30 to the aggregated historical financial statements. A sensitivity analysis of the financial instruments to changes in foreign exchange rates and interest rates is included below (see “Liquidity and Capital Resources — Financial instruments” below).

At the beginning of the fiscal 2004, US$300 million of these financial instruments remained, split between US$175 million forward sales and US$125 million zero cost collars. On January 7, 2004, Gold Fields Australia Pty Ltd. closed out the remaining AU$/US$ currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$116 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

In addition, in order that the Acquired Companies are able to participate in any future Australian dollar appreciation, a strip of quarterly maturing AU$/US$ call options were purchased in respect of an amount of US$275 million, of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$.

Subsequent to this, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date, net of the premium above, was US$107 million, or AU$140 million, prior to fixing based on 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to AU$147 million, based on a spot rate of 0.7158 US$/AU$, the average rate achieved on fixing in May 2004.

Unrealised gain on financial instruments

The Rand 276 million unrealised gain on financial instruments in fiscal 2004 relates to the US$/AU$ financial instruments. The unrealised gain in fiscal 2003 was Rand 333 million. During fiscal 2004, US$275 million of currency financial instruments were closed out at an average US$/AU$ spot rate of 0.7670 compared to outstanding currency financial instruments of US$300 million at June 30, 2003 at 0.6622 and US$475 million at June 30, 2002 at 0.5771.

Realised gain on financial instruments

The realised gain on financial instruments in fiscal 2004 was Rand 31 million compared to a gain of Rand 136 million in fiscal 2003. The Rand 31 million realised gain relates to the US$/AU$ financial instruments. During fiscal 2004, US$25 million of the financial instruments were closed out compared to US$125 million closed out in fiscal 2003.

Exploration expense

Exploration expense, at Rand 246 million in fiscal 2004, was 47% higher than the Rand 167 million in fiscal 2003. The increase is due to an adjustment to exploration costs in respect of 2003 and 2002 of Rand 56 million. These costs were incorrectly expensed in the books of the GF Guernsey group, a related group of companies in the Gold Fields Group. Adjusting for theses costs, exploration costs decreased marginally by 3% to Rand 191 million in fiscal 2004 from Rand 197 million in fiscal 2003. The bulk of the expenditure in fiscal 2004 and 2003 was incurred on a diversified pipeline of early stage projects in Africa, Australia, Bulgaria, China and South and Central America. Subject to continued exploration success and ability to finance, expenditure in fiscal 2005 is expected to range between US$30 million and US$40 million per annum.

Other income/(expense)

Other income/(expense) increased from Rand 3 million expense in fiscal 2003 to an income of Rand 10 million in fiscal 2004. The main reason for the increase is that during fiscal 2004, free shares valued at Rand 11 million were received from “farm-in” exploration projects, which were previously expensed.

Profit on the sale of investments

During fiscal 2004, certain long-term investments were liquidated to fund foreign debt repayments. Profits on the sale of these investments in fiscal 2004 amounted to Rand 22 million, compared to Rand 466 million in fiscal 2003. The major contributing sales in fiscal 2004 included the following:

–	Rand 14 million profit from the sale of 0.9 million shares in Chesapeake Gold Corporation; and

–	Rand 7 million from the sale of 0.1 million share in Glamis Gold Limited.

The major contributing sales in fiscal 2003 included the following:

–	Rand 345 million from the sale of all 30.5 million shares in Eldorado Gold Corporation;

–	Rand 119 million from the sale of 1.5 million shares in Glamis Gold Limited; and

–	Rand 2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

Mining and income tax

The table below indicates the effective tax rate for fiscal 2004, 2003 and 2002.

	Year ended June 30
	2004	2003	2002
Income and mining tax
Effective tax expense rate	37.1%	27.0%	33.3%

The effective tax expense rates of 37.1% in fiscal 2004 and 27.0% in fiscal 2003 differed from the maximum statutory tax rate of 32.5% (2003: 32.5%) due to a Rand 24 million reduction on non-taxable and nondeductible income (2003: Rand 188 million), mainly the realised gain on the foreign debt and exploration expenditure, the rate adjustment of Rand 59 million (2003: 10 million) for lower statutory tax rates of offshore and Australian companies, and the utilisation of Rand nil (2003: Rand 47 million) of assessed losses not previously recognised. This was partly offset by Rand 137 million (2003: Rand 146 million) in charges relating to taxes and royalties in Ghana and Australia. The maximum statutory tax rate utilised for these purposes was the highest (Ghana) of the maximum marginal tax rates for the applicable operating jurisdictions.

Minority shareholders’ interest

Minority shareholders’ interest represented attributable earnings of Rand 156 million in fiscal 2004 compared to earnings of Rand 128 million in fiscal 2003. These amounts reflect the portion of the net income of Tarkwa and Damang to its minority shareholders, which is currently 28.9%.

Liquidity and Capital Resources

Operating activities

Net cash flow from operating activities was Rand 1 408 million in fiscal 2004, compared to Rand 1,230 million in fiscal 2003. The increase of Rand 178 million was mainly as a result of the fact that no dividends were paid in fiscal 2004 compared to Rand 179 million paid out in fiscal 2003.

Investing activities

Net cash utilised in investing activities was Rand 2213 million in fiscal 2004, compared to Rand 445 million in fiscal 2003. The increase of Rand 1 768 million was due to several factors. Capital expenditure increased from Rand 918 million in fiscal 2003 to Rand 1 916 million in fiscal 2004 mainly due to the growth projects at Tarkwa in Ghana and St. Ives in Australia. At Tarkwa, Rand 382 million was spent on the conversion to owner mining and Rand 523 million was spent on the new mill. At St. Ives, Rand 316 million was spent on the new mill. The increased capital expenditure was partly offset by proceeds of Rand 71 million from the sale of mineral rights in Australia.

Purchased investments increased from Rand 60 million in fiscal 2003 to Rand 400 million in fiscal 2004. During fiscal 2004, significant additions included the following:

–	Rand 88 million invested in Bolivar Gold Corporation;

–	Rand 53 million in Zijin Mining Group Company Limited;

–	Rand 20 million in CMQ Resources Inc.;

–	Rand 18 million in Medoro Resources;

–	Rand 10 million in Cluff Mining;

–	Rand 13 million in Radius Explorations Limited; and

–	Rand 180 million as part payment for the buyout of the minority shareholders of the Arctic Platinum Project.

Proceeds on disposal of investments decreased from Rand 531 million in fiscal 2003 to Rand 42 million in fiscal 2004. During fiscal 2004, Rand 42 million was realised from the sale of listed investments. The major sales included the following:

–	Rand 14 million from the sale of shares in Chesapeake Gold Corporation;

–	Rand 16 million from the sale of shares in Anglo Australian Resources; and

–	Rand 9 million from the sale of shares in Glamis Gold Limited.

In fiscal 2003, the major sales included the following:

–	Rand 384 million from the sale of shares in Eldorado Gold Corporation;

–	Rand 145 million from the sale of shares in Glamis Gold Limited; and

–	Rand 2 million from the sale of shares in Chesapeake Gold Corporation.

Financing activities

Net cash generated by financing activities was Rand 2 514 million in fiscal 2004, compared to net cash utilised of Rand 798 million in fiscal 2003. The Rand 2,169 million in fiscal 2004 from shares issued was due primarily to Rand 1,511 million as a result of the international private placement of shares in the holding company, Gold Fields. The proceeds from this placement were re-invested into the Acquired Companies. The balance of Rand 658 million relates to shares issued to Gold Fields. The shares issued to Gold Fields in fiscal 2003 were worth Rand 486 million.

Total loans repaid in fiscal 2004 amounted to Rand 209 million. Loan repayments relate to US$29 million for the settlement of the Australian loan used to finance the acquisition of the St. Ives and Agnew mines in Australia. Inter-company loans received amounted to Rand 492 million compared to Rand 280 million paid in fiscal 2003. The loans received in fiscal 2004 relate mainly to money received from Gold Fields to fund the Tarkwa mine expansion projects. Rand 280 million paid in fiscal 2003 relates mainly to Damang repaying its loan to GF Ghana Holdings Limited. This loan relates to the acquisition of the Damang mine in fiscal 2002.

During fiscal 2004, Rand 62 million was received from minority shareholders to fund the Tarkwa growth projects. In fiscal 2003, Tarkwa and Damang repaid minority shareholders’ loans of Rand 83 million.

Cash and cash equivalents

Cash generated for fiscal 2004 amounted to Rand 1 709 million, compared to net cash utilised of Rand 13 million in fiscal 2003. Total cash and cash equivalents amounted to Rand 1 970 million at June 30, 2004 compared to Rand 502 million at the end of fiscal 2003. The Acquired Companies believes that is has the ability to generate sufficient amounts of cash and cash equivalents from operations, in both the short and long terms, to maintain planned production levels and to fund growth projects.

The Acquired Companies’ cash flows are expected to be impacted by the US$ spot gold price, production throughput, gold yields, the cost of production and the variations in the foreign exchange rate between the US dollar and the Australian dollar.

Credit facilities

On November 26, 2001, the Acquired Companies and certain of their affiliates, including two newly established Australian subsidiaries, entered into a US$250 million syndicated credit facility. Barclays Capital, the investment banking division of Barclays Bank Plc and Citibank, N.A., acted as arrangers of the facility. The credit facility was used to fund the Acquired Companies’ acquisition of St. Ives and Agnew from WMC Resources Ltd. with the balance to be used for general corporate purposes. The facility bears interest at LIBOR plus 1.15% per year and is subject to a commitment fee equal to 0.575% per year payable quarterly on all undrawn amounts under the facility.

The facility consists of a US$160 million term loan facility and a US$90 million revolving credit facility. The revolving credit facility was cancelled as of October 20, 2004. The US$160 million term loan facility was fully settled on January 31, 2004.

The Acquired Companies have no committed unutilised banking facilities.

Financial instruments

The liquidity risks associated with financial instruments are discussed under note 30 to the aggregated historical financial statements.

The amount owing on the close-out of financial instruments relates to the close-out of the AU$/US$ financial instruments on January 7, 2004. The close-out of the outstanding open positions of US$275 million locked in a gross profit amounting to Rand 729 million, and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

On May 7, 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107 million (US$115 million less US$8 million premium on the call option), or AU$140 million, at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to AU$147 million, based on a spot rate of 0.7158 US$/AU$. Payments against this settlement are receivable on a quarterly basis with the last payment due on December 29, 2006, as noted below.

Payment value dates	Net future cash flows (US$’000)	Net future cash flows (AU$’000)
June 30, 2004	6,155	8,635
September 30, 2004	10,950	15,519
December 31, 2004	10,540	15,074
March 31, 2005	10,195	14,694
June 30, 2005	9,885	14,345
September 30, 2005	9,560	13,954
December 31, 2005	9,275	13,606
March 31, 2006	9,020	13,292
June 30, 2006	8,720	12,899
September 30, 2006	8,460	12,561
December 31, 2006	8,245	12,281

	101,005	146,860

A sensitivity analysis of the mark-to-market valuations of the Acquired Companies’ foreign currency contracts as of June 30, 2004 is set forth below.

St. Ives and Agnew Australian Dollar Instruments

US$/AU$ exchange rate as of June 30, 2004

Sensitivity to
US$/AU$(1)
exchange rates	AU$(+10.0%)	AU$(+7.5%)	AU$(+5.0%)	Spot(2)	AU$(-5.0%)	AU$(-7.5%)	AU$(-10.0%)
Mark-to-market
Options ($ million)	9.2	7.0	5.2	2.7	1.3	0.9	0.6

Notes:

(1) “+” and “-” designate the strengthening and weakening of the Australian dollar against the US dollar.

(2) Spot rate: $0.6996 = AU$1.00.

Weighted average US dollar interest rate as of June 30, 2004

Sensitivity to US dollar
interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market
Options ($ million)	2.1	2.3	2.6	2.7	3.2	3.5	3.9

Note:

(1) Spot US dollar interest rate: 1.61%.

Weighted average Australian dollar interest rate as of June 30, 2004

Sensitivity to Australian dollar
interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market
Options ($ million)	3.8	3.5	3.2	2.7	2.6	2.4	2.1

Note:

(1) Spot Australian dollar interest rate: 5.48%.

Long-term debt

Long-term debt at June 30, 2004 and 2003 was Rand nil, and Rand 164 million, respectively. During fiscal 2004, the outstanding long-term debt at the beginning of the year was repaid. Loan repayments relate to the settlement of the Australian loan used to finance the acquisition of the St. Ives and Agnew mines in Australia.

Capital expenditure

Capital expenditure was Rand 1,916 million in fiscal 2004, compared to Rand 918 million in fiscal 2003. See “Liquidity and Capital Resources — Investing activities” above.

The Acquired Companies expect to incur approximately Rand 1,337 million in capital expenditure in fiscal 2005, which the Acquired Companies expect to finance from internal sources and, to the extent required, through credit facilities.

Contractual obligations and commitments at June 30, 2004

		Less than 1	1 - 3	3 - 5	After 5
Payments due by period	Total	year	years	years	years
(in Rand million)
Environmental obligations	235.6	9.7	19.4	19.4	187.1

Total contractual cash obligations	235.6	9.7	19.4	19.4	187.1

The environmental provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to June 30, 2004. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations identified. The discount rate applied in fiscal 2004 remained unchanged from the 2003 fiscal year at 5.5% for Ghana and 5% for Australia. The rate of inflation used in fiscal 2004 is 3% in both Ghana and Australia. The environmental liability is revalued annually on a net present value basis, and increases relating to the change in present value and inflationary increases are charged to the income statement.

Other commercial commitments at June 30, 2004

		Less than 1	1 - 3	3 - 5	After 5
Payments due by period	Total	year	years	years	years
(in Rand million)
Guarantees	119.9	—	—	—	119.9
Capital expenditure - contracted	222.3	222.3	—	—	—

Total commercial commitments	342.2	222.3	—	—	119.9

Guarantees

The guarantees represent commitments by the Acquired Companies with respect to the environmental rehabilitation obligations at the Ghanaian and Australian operations. Ghanaian mining companies are required by law to rehabilitate land disturbed as a result of their mining operations pursuant to an environmental reclamation plan approved by Ghanaian environmental authorities. The Acquired Companies fund these environmental rehabilitation costs in part by posting a reclamation bond to secure costs of rehabilitation.

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation. The Acquired Companies guarantee their environmental obligations by providing the Western Australian Government with unconditional bank-guaranteed performance bonds to secure the estimated costs.

Capital expenditure

Capital expenditure consists only of amounts committed to external suppliers, mainly for the Tarkwa mill and owner mining projects and the St. Ives mill project.

Working capital

Management believes that the Acquired Companies’ working capital resources, by way of internal sources and banking facilities are sufficient to fund the Acquired Companies currently foreseeable future business requirements.

Risks and Uncertainties

See section 3.14 “Risk Factors” in the Circular for a discussion of the factors which could have a material adverse effect on the Acquired Companies’ business, financial condition or results of operations.

Transactions with Related Parties

GFLMS, an affiliate company of the Acquired Companies, has agreements with Rand Refinery Limited (“Rand Refinery”) in which Gold Fields, the Acquired Companies’ parent company, holds a 33.1% interest. GF Ghana Limited and Abosso have an agreement with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines, which began in March 2002.

Nicholas J. Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFLMS or GF Ghana Limited. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

The Acquired Companies paid Rand Refinery Rand 5 million in fiscal 2004 compared with Rand 3 million in fiscal 2003. Gold Fields believes that the above transaction with the related party has been conducted on terms at least as favourable as the terms that would have been available to Gold Fields from parties which deal with Gold Fields at arm’s-length.

None of the directors or officers of the Acquired Companies, or any associate of such director or officer, is currently, or has at any time during the past three fiscal years been materially indebted to, the Acquired Companies.

Critical Accounting Estimates

Significant accounting policies

The Acquired Companies’ significant accounting policies are more fully described in the notes to its aggregated historical financial statements. Some of the Acquired Companies’ accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on the Acquired Companies’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Management believes that the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the Acquired Companies’ aggregated historical financial statements and could potentially impact the Acquired Companies’ financial results and future financial performance.

Amortisation of mining assets

Amortisation charges are calculated using the units of production method and are based on the Acquired Companies’ current gold production, as a percentage of total expected gold production, over the lives of the Acquired Companies’ mines. The lives of the mines are estimated by the Acquired Companies’ geology department using interpretations of mineral reserves, as determined in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves. In addition, the Acquired Companies take cognisance of all internationally recognised codes including Canadian National Instruments. The estimate of the total expected future lives of the Acquired Companies’ mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining the Acquired Companies’ mineral reserves, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of the Acquired Companies’ mines would impact the amortisation charge recorded in the Acquired Companies’ aggregated historical financial statements.

Valuation of long-lived assets

Management annually reviews the carrying value of the Acquired Companies’ long-lived mining assets to determine whether their carrying values, as recorded in the Acquired Companies’ aggregated historical financial statements, are appropriate. These reviews are based on projections of anticipated future cash flows to be generated by utilising the long-lived assets. The anticipated pre-tax future cash flows are discounted using a discount rate which is commensurate with the risks involved and is determined by reference to the Gold Fields Group’s weighted average cost of capital, as determined by a capital asset pricing model. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

Stockpiles, Ore on Leach Pads and Inventories

Costs that are incurred in, or benefit, the production process are accumulated as stockpiles, ore on leach pads and inventories. The Acquired Companies record stockpiles, ore on leach pads and inventories at the lower of average cost or net realisable value (“NRV”), and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metal prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, ore on leach pads and inventories include prevailing short-term and long-term metal prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realised ore grades and actual production levels.

Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added to, and removed from, the stockpile, the number of contained ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpiles are classified as high, low or marginal material by the Acquired Companies. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortisation relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold is recovered. Costs are added to leach pads based on current mining costs, including applicable depreciation and amortisation relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Ultimate recovery of gold contained on leach pads can vary from approximately 50% to 70% (at the Ghana operation) to 90% (at the Australia operation) of the placed recoverable ounces in the first four months of the leaching process, declining each month thereafter until the leaching process is complete. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, the Acquired Companies’ operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. The ultimate recovery of gold from a leach pad will not be known until the leaching process is terminated.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from mines, stockpiles or leach pads, plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Acquired Companies’ mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

The allocation of costs to stockpiles, ore on leach pads and inventories, and the determination of NRV, involves the use of estimates and assumptions regarding current and future costs, production levels, commodity prices, proven and probable reserve quantities, engineering data and other factors. A high degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from the corresponding estimates and assumptions.

Deferred taxation

When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that it is probable that a deferred tax asset will not be realised, that portion of the deferred tax asset is not recognised. These determinations are based on the projected realisation of tax allowances and tax losses. In the event that these tax assets are not realised, an adjustment is charged to income in the period that the determination was made. Likewise, should management determine that the Acquired Companies would be able to realise tax assets in the future in excess of the recorded amount, an adjustment is recorded as a credit to income in the period that the determination is made.

In order to assess recoverability of deferred tax assets, management makes significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The ability of the Acquired Companies to realise these deferred tax assets will be impacted by the extent to which future cash flows and taxable income differ significantly from the estimates, and any changes in tax laws and regulations in the jurisdictions in which the Acquired Companies operate.

Financial derivatives

The determination of the fair value of financial derivatives, when marked-to-market, takes into account estimates such as interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in the Acquired Companies’ earnings through maturity of the financial derivatives.

Environmental rehabilitation costs

The Acquired Companies make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations. The Acquired Companies record the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Acquired Companies capitalise the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalised cost is amortised over the useful life of the related asset. Upon settlement of the liability, the Acquired Companies will record a gain or loss if the actual cost incurred is different from the liability recorded.

The actual costs incurred in future periods relating to the environmental disturbance to date may differ materially from the liability at June 30, 2004. Further, future changes in environmental laws and regulations could increase the extent of the reclamation and remediation work required to be performed by the Acquired Companies in the jurisdictions in which the Acquired Companies operate.

Changes in Accounting Policies Since Initial Adoption

The International Accounting Standards Board (“IASB”) has issued new International Financial Reporting Standards (“IFRS”), one new Interpretation of IFSR(“IFRIC”) and improvements to existing International Accounting Standards (“IAS”) which will be applicable to the Acquired Companies from July 1, 2005, Management is currently evaluating the impact of the new IFR’s, IFRIC and improvements to existing IAS on the financial statements of the Acquired Companies.

2. INDEPENDENT REPORTING ACCOUNTANTS’ REPORT

     PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Reg. no. 1998/012055/21
2 Eglin Road
Sunninghill 2157
Private Bag X36
Sunninghill 2157
South Africa
Telephone +27 (11) 797 4000
Facsimile +27 (11) 797 5800
www.pwc.com/za

October 25, 2004

The Directors
Gold Fields Limited
24 St. Andrews Road
Parktown
2193

Gentlemen

Report of the independent reporting accountants on the report of aggregated historical financial information of the Acquired Companies

Introduction

On August 11, 2004, IAMGold Corporation (“IAMGold”) and Gold Fields Limited (“Gold Fields”) announced their intent to combine IAMGold and various assets of Gold Fields’ subsidiaries located outside the Southern African Development Community (“the Acquired Interests”). The Acquired Interests primarily comprise the shares and claims in a number of Gold Fields subsidiaries (“the Acquired Companies”). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests, subject to certain adjustments (the “Transaction”). Upon completion of the Transaction, Gold Fields will own, directly or indirectly, and current shareholders of IAMGold will own, respectively, approximately 70% and 30% of the fully diluted equity of IAMGold (to be named “Gold Fields International Limited” upon the completion of the Transaction).

At your request, and for the purpose of the circular to shareholders of Gold Fields to be dated on or about October 29, 2004 (“the Circular”), and the circular to shareholders of IAMGold to be dated thereafter, we present our report on the aggregated historical financial information presented in the Report of Aggregated Historical Financial Information of the Acquired Companies, included as part of Schedule E to the Circular, in compliance with the Listings Requirements of the JSE Securities Exchange, South Africa.

Responsibilities

The compilation, contents and presentation of the Circular and the Report of Aggregated Historical Financial Information of the Acquired Companies are the responsibility of the directors of Gold Fields. Our responsibility is to express an opinion on the aggregated historical financial information included in the Report of Aggregated Historical Financial Information included in the Circular.

Scope

We conducted our audit in accordance with statements of International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance that the aggregated historical financial information for the years ended June 30, 2002, 2003 and 2004 are free of material misstatement. Our work included:

–	examining, on a test basis, evidence supporting the amounts and disclosures of the abovementioned aggregated historical financial information. The evidence obtained included that previously obtained by us relating to the audit of the financial statements underlying the financial information;

–	assessing the accounting principles used and significant estimates made by management; and

–	evaluating the overall aggregated historical financial information presentation.

Opinion

In our opinion, the aggregated historical financial information of the Acquired Companies relating to the years ended June 30, 2002, 2003 and 2004 included in the Report of Aggregated Historical Financial Information fairly presents, in all material respects, for the purposes of the Circular, the financial position of the Acquired Companies at the above mentioned dates, and the results of its operations and cash flows for the periods then ended in accordance with current International Financial Reporting Standards.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (South Africa)
Registered Accountants and Auditors

Johannesburg

3.	AGGREGATED HISTORICAL FINANCIAL STATEMENTS OF THE ACQUIRED COMPANIES

AGGREGATED HISTORICAL FINANCIAL INFORMATION ON THE ACQUIRED COMPANIES

INTRODUCTION

On August 11, 2004, Gold Fields and IAMGold announced that they had reached an agreement in terms of which IAMGold will acquire the Acquired Interests, which include the Acquired Companies, subject to conditions precedent.

The historical information contained in this report relates to the Acquired Companies which will, subject to the agreements, be acquired by IAMGold.

BASIS OF PREPARATION

The financial information presented in this report has been extracted and compiled from the accounting records of Gold Fields used in the preparation of the audited consolidated annual financial statements of the Gold Fields Group for the three years ended June 30, 2004, 2003 and 2002.

The financial information has been prepared for the Acquired Companies on the basis that the material assets of the Acquired Companies comprise the Tarkwa mine, the Damang mine, the St. Ives mine, the Agnew mine, the related exploration concerns and the balance of the assets which comprise the Acquired Companies but which were not held historically by the Acquired Companies. The following summarises the accounting and other principles which the directors have applied in preparing the financial information:

–	The financial information has been prepared by aggregating amounts included in the financial records of the Acquired Companies for all periods presented.

–	Transactions and balances between subsidiary undertaking included within the financial records have been eliminated.

PricewaterhouseCoopers Inc acted as auditors to Gold Fields for the financial years covered by this report and reported without qualification for these periods.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

INCOME STATEMENT
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars				South African Rand
2002	2003	2004		Notes	2004	2003	2002
337.0	497.9	623.5	Revenue	2	4 301.9	4 516.0	3 433.6
248.1	388.3	485.4	Cost of sales	3	3 349.3	3 521.5	2 528.5

88.9	109.6	138.1	Operating profit		952.6	994.5	905.1
1.1	1.1	4.1	Investment income	4	28.5	10.3	11.7
9.0	3.5	1.7	Finance income – net	5	11.8	31.6	91.4
43.2	36.7	40.1	Unrealised gain on financial instruments		276.4	332.8	439.8
(0.9)	15.0	4.4	Realised gain/(loss) on financial instruments		30.5	135.6	(9.0)
1.0	(0.3)	1.4	Other income/(expense)		9.6	(2.8)	10.3
(4.7)	(18.4)	(35.7)	Exploration expense		(246.1)	(167.3)	(47.5)
–	51.4	3.1	Profit on sale of investments		21.5	466.2	—
0.1	0.7	0.5	Other		3.5	6.7	0.6

137.7	199.3	157.7	Profit before taxation	6	1 088.3	1 807.6	1 402.4
(45.8)	(53.8)	(58.5)	Mining and income taxation	7	(403.7)	(487.7)	(466.5)

91.9	145.5	99.2	Profit after taxation		684.6	1 319.9	935.9
(12.2)	(14.1)	(22.6)	Minority shareholders’ interest		(155.7)	(128.0)	(123.8)

79.7	131.4	76.6	Net earnings		528.9	1 191.9	812.1

The accompanying notes form an integral part of these financial statements.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

BALANCE SHEET
as at June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004		Notes	2004	2003	2002
			ASSETS
522.2	596.3	949.0	Non-current assets		5 979.2	4 644.6	5 410.3
474.1	574.5	818.3	Property, plant and equipment	9	5 155.2	4 475.0	4 912.1
48.1	21.8	60.5	Investments	10	381.4	169.6	498.2
–	–	70.2	Non-current portion of financial instruments	12	442.6	–	–
219.0	254.4	493.3	Current assets		3 108.0	1 982.1	2 268.2
88.5	98.0	98.0	Inventories	13	617.5	763.7	916.7
25.5	20.3	36.4	Accounts receivable	14	229.2	158.4	264.0
–	2.9	9.2	Deferred stripping costs		58.2	22.6	–
43.2	68.8	–	Unrealised gain on financial instruments		–	535.6	447.1
–	–	37.1	Current portion of financial instruments	12	233.5	–	–
61.8	64.4	312.6	Cash and cash equivalents	15	1 969.6	501.8	640.4

741.2	850.7	1 442.3	Total assets		9 087.2	6 626.7	7 678.5

			EQUITY AND LIABILITIES
266.6	459.7	888.7	Shareholders’ equity per statement of changes in shareholders’ equity		5 599.1	3 580.8	2 762.0
54.4	85.3	101.3	Minority interests	16	638.4	664.7	563.6
322.7	238.8	337.9	Non-current liabilities		2 129.2	1 860.3	3 343.5
33.3	76.4	117.8	Deferred taxation	17	742.4	595.6	345.5
140.6	104.7	182.7	Inter-group payables to Gold Fields Group	11	1 151.2	815.3	1 457.0
117.0	21.1	–	Long-term liabilities	18	–	164.1	1 212.1
31.8	36.6	37.4	Long-term provisions	19	235.6	285.3	328.9
97.5	66.9	114.4	Current liabilities		720.5	520.9	1 009.4
64.6	55.4	110.6	Accounts payable	20	969.9	431.4	669.0
0.9	3.1	3.8	Taxation		23.6	23.9	8.8
32.0	8.4	–	Current portion of long-term liabilities	18	—	65.6	3 3 1 . 6

741.2	850.7	1442.3	Total equity and liabilities		9 087.2	6 626.7	7 678.5

The accompanying notes form an integral part of these financial statements.

E–26

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended June 30, 2004

Figures in millions unless otherwise stated

		Equity	Foreign
	Combined	Mark-	currency		Total
	shareholders’	to-market	translation	Retained	shareholders’
South African Rand	interest	reserve	adjustment	earnings	equity
Balance at June 30, 2001	746.9	–	(20.8)	(665.7)	60.4
Effect of adoption of IAS 39	–	21.4	–	–	21.4
Net income	–	–	–	812.1	812.1
Dividends	–	–	–	(71.5)	(71.5)
Shares issued relating to exploration and other funding	1 330.6	–	–	–	1 330.6
Mark-to-market gain on listed investments	–	368.3	–	–	368.3
Foreign exchange translation difference	–	–	240.7	–	240.7

Balance at June 30, 2002	2 077.5	389.7	219.9	74.9	2 762.0
Net income	–	–	–	1 191.9	1 191.9
Dividends	–	–	–	(127.0)	(127.0)
Shares issued relating to exploration and other funding	486.1	–	–	–	486.1
Mark-to-market gain on listed investments	–	57.5	–	–	57.5
Realised gain on disposal of listed investments	–	(381.4)	–	–	(381.4)
Foreign exchange translation difference	–	–	(408.3)	–	(408.3)

Balance at June 30, 2003	2 563.6	65.8	(188.4)	1 139.8	3 580.8
Net income	–	–	–	528.9	528.9
Shares issued relating to exploration and other funding	2 229.8	–	–	–	2 229.8
Mark-to-market gain on listed investments	–	42.4	–	–	42.4
Realised gain on disposal of listed investments	–	(45.9)	–	–	(45.9)
Foreign exchange translation difference	–	–	(736.9)	–	(736.9)

Balance at June 30, 2004	4 793.4	62.3	(925.3)	1 668.7	5 599.1

The accompanying notes form an integral part of these financial statements.

E–27

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

for the year ended June 30, 2004

Figures in millions unless otherwise stated

		Equity	Foreign
	Combined	Mark-to-	currency		Total
	shareholders’	market	translation	Retained	shareholders’
	interest	reserve	adjustment	earnings	equity
United States Dollars
Balance at June 30, 2001	92.6	–	(2.6)	(82.5)	7.5
Effect of adoption of IAS 39	–	2.1	–	–	2.1
Net income	–	–	–	79.7	79.7
Dividends	–	–	–	(7.0)	(7.0)
Shares issued relating to exploration and other funding	130.5	–	–	–	130.5
Mark-to-market gain on listed investments	–	36.1	–	–	36.1
Foreign exchange translation difference	–	–	17.7	–	17.7

Balance at June 30, 2002	223.1	38.2	15.1	(9.8)	266.6
Net income	–	–	–	131.4	131.4
Dividends	–	–	–	(14.0)	(14.0)
Shares issued relating to exploration and other funding	53.6	–	–	–	53.6
Mark-to-market gain on listed investments	–	6.3	–	–	6.3
Realised gain on disposal of listed investments	–	(42.1)	–	–	(42.1)
Foreign exchange translation difference	–	–	57.9	–	57.9

Balance at June 30, 2003	276.7	2.4	73.0	107.6	459.7
Net income	–	–	–	76.6	76.7
Shares issued relating to exploration and other funding	323.2	–	–	–	323.2
Mark-to-market gain on listed investments	–	6.1	–	–	6.1
Realised gain on disposal of listed investments	–	(6.7)	–	–	(6.7)
Foreign exchange translation difference	–	–	29.7	–	29.7

Balance at June 30, 2004	599.9	1.8	102.7	184.2	888.7

The accompanying notes form an integral part of these financial statements.

E–28

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

CASH FLOW STATEMENT

for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004		Notes	2004	2003	2002
			ASSETS
111.3	136.1	204.8	Cash flows from operating activities		1 408.3	1 230.1	1 133.3

128.1	167.4	189.1	Cash generated by operations	21	1 304.8	1 518.7	1 305.4
1.1	1.1	4.1	Investment income		28.5	10.3	11.7
5.5	6.3	31.2	Change in working capital	22	215.2	56.7	55.6

134.7	174.8	224.4	Cash generated by operating activities		1 548.5	1 585.7	1 372.7
(4.4)	(5.1)	(0.4)	Interest paid		(2.8)	(46.3)	(45.5)
(9.1)	(13.9)	(19.2)	Taxation paid	23	(137.4)	(130.7)	(93.3)

121.2	155.8	204.8	Net cash flow from operating activities		1 408.3	1 408.7	1 233.9
(9.9)	(19.7)	–	Dividends paid	24	–	(178.6)	(100.6)

(272.3)	(49.1)	(320.7)	Cash flows from investing activities		(2 212.7)	(445.1)	(2 775.0)

(50.6)	(101.2)	(277.7)	Additions to property, plant and equipment		(1 915.9)	(917.5)	(515.6)
–	1.5	10.2	Proceeds on disposal of property, plant and equipment		70.5	13.2	–
(2.9)	(6.6)	(57.9)	Purchase of investments		(399.8)	(60.0)	(29.9)
–	58.5	6.1	Proceeds on disposal of investments		42.2	530.9	–
(218.4)	–	–	Purchase of subsidiaries	25	–	–	(2225.2)
(0.4)	(1.3)	(1.4)	Environmental trust fund and rehabilitation payments		(9.7)	(11.7)	(4.3)

209.2	(88.0)	364.3	Cash flows from financing activities		2 513.6	(798.1)	2 133.0

166.3	–		Loans received		–	–	1 694.9
(13.6)	(30.9)	71.3	Change in inter-group payables to Gold Fields Group		491.8	(280.3)	(138.9)
(2.1)	(9.1)	9.0	Increase/(decrease) in minority funding		61.8	(82.7)	(20.9)
(16.3)	(101.6)	(30.4)	Long and short-term loans repaid		(209.4)	(921.2)	(165.7)
74.9	53.6	314.4	Shares issued		2 169.4	486.1	763.6

48.2	(1.0)	248.2	Net cash generated/(utilised)		1 709.2	(13.1)	491.3
0.2	3.6	(0.2)	Translation adjustment		(241.4)	(125.5)	41.1
13.4	61.8	64.4	Cash and cash equivalents at beginning of year		501.8	640.4	108.0

61.8	64.4	312.6	Cash and cash equivalents at end of year		1 969.6	501.8	640.4

The accompanying notes form an integral part of these financial statements.

E–29

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

for the year ended June 30, 2004

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these aggregated historical financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.	BASIS OF PREPARATION

The aggregated historical financial statements of the Acquired Companies (“the group”) have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the Companies Act No. 61 of 1973 (South Africa). The aggregated historical financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders’ equity.

2.	CONSOLIDATION

2.1	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The group financial statements consolidate the activities, assets and liabilities of the subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill.

Inter-company transactions comprising unrealised gains and losses between group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

3.	FOREIGN CURRENCIES

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

3.1	Foreign entities

Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following basis:

Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.

E–30

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

3.	FOREIGN CURRENCIES – continued

3.1	Foreign entities – continued

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the year-end date.

4.	PROPERTY, PLANT AND EQUIPMENT

4.1	Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition. Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horisons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group’s respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.2	Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.3	Land

Land is shown at cost and is not depreciated.

4.4	Non-mining assets

Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.

4.5	Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:

•	Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable mineral reserves, above infrastructure.

•	Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

•	Where exploration results at a particular defined area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, costs are expensed.

E–31

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

for the year ended June 30,2004

4.	PROPERTY, PLANT AND EQUIPMENT – continued

4.5	Amortisation and depreciation of mining assets – continued

–	At certain of the group’s operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable mineral reserves.

Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

4.6	Depreciation of non-mining assets

Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles:	20 per cent
Computers:	33.3 per cent
Furniture and equipment:	10 per cent

4.7	Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered to be mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at the group’s Australian operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programs have yielded target and/or results that warrant further exploration in future years.

4.8	Impairment

Recoverability of the carrying value of the long-term mining assets of the group is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future discounted cash flows determined on a pre-tax basis over the remaining estimated life of the mining asset, calculated on an area-of-interest basis, is compared to its carrying value.

An area-of-interest is defined by the group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at the group’s Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets.

4.9	Leases

Operating leases are charged against income as incurred.

E–32

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

5.	GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary/associate at the date of the acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. At each balance sheet date, the group assesses whether there is any indication of impairment. A write-down is made if the carrying amount exceeds the recoverable amount.

6.	WASTE NORMALISATION OR DEFERRED STRIPPING

At the group’s Australian open pit operations, costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro rata to total proved and probable reserve ounces expected to be recovered from the pit, to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing differences between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.

7.	DEFERRED TAXATION

Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

Deferred tax assets relating to the carrying forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.

No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

8.	INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the group’s operations, gold-in-progress for such operations represents either production in broken ore form or production from the time of placement on heap leach pads.

Cost is determined on the following basis:

–	Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.

–	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow moving items.

Net realisable value is determined with reference to current market prices.

9.	FINANCIAL INSTRUMENTS

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings and trade and other payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

E–33

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

9.	FINANCIAL INSTRUMENTS – continued

9.1	Investments

Investments comprise: (i) investments in listed companies which are classified as available-for-sale, are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, and are released to the income statement when the investments are sold; and (ii) investments in unlisted companies which are accounted for at cost, since fair value cannot be measured reliably, and are adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

9.2	Derivative financial instruments

The group’s general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

–	to protect cash flows at times of significant expenditure;

–	for specific debt servicing requirements; and

–	to safeguard the viability of higher cost operations.

The group may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the group designates the derivatives as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above, it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders’ equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

Certain derivative transactions, while providing effective economic hedges under the groups’ risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges, or that do not qualify for hedge accounting, are recognised immediately in the income statement.

E–34

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

9.	FINANCIAL INSTRUMENTS – continued

9.2	Derivative financial instruments – continued

Recognition of derivatives which meet the criteria for the normal purchases normal sales exemption under IFRS 39 is deferred until settlement.

9.3	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

The bank overdrafts are included within current liabilities in the balance sheet.

9.4	Trade receivables

Trade receivables are carried at anticipated realisable value, that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10.	PROVISIONS

Provisions are recognised when the group has a present obligation, legal or constructive, resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

11.	BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement on the liability for at least twelve months after the balance sheet date.

12.	ENVIRONMENTAL OBLIGATIONS

Long-term environmental obligations are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

E–35

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

13.	EMPLOYEE BENEFITS

13.1	Pension and provident funds

The group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

Contributions to defined contribution funds are charged against income, as incurred.

14.	SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15.	REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the amount of revenue can be reliably measured.

15.1	Revenue arising from gold and silver sales is recognised when the risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

15.2	Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.3	Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity.

16.	DIVIDENDS DECLARED

Dividends and the related taxation thereon are recognised only when the dividends are declared.

17.	SEGMENTAL REPORTING

The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

18.	COMPARATIVE

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.

19.	ADDITIONAL UNITED STATES DOLLAR FINANCIAL INFORMATION

The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement, and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.

This information is provided as supplementary information for convenience purposes only.

E–36

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

1.	Adjustment to exploration expense

During 2004, 2003 and 2002, exploration costs relating to the Orogen group were incorrectly expensed in the books of the GF Guernsey group, a related group of companies in the Gold Fields group. The pro forma aggregated historical financial information for 2004, 2003 and 2002 is presented as if the error had been corrected in 2004, 2003 and 2002 and is summarised below.

South African Rand

	Pro forma
				(restated)	(restated)	(restated)
Income statement	2004	2003	2002	2004	2004	2002
Exploration expense	(246.1)	(167.3)	(47.5)	(190.5)	(197.1)	(73.4)

Profit before taxation	1 088.3	1 807.6	1 402.4	1 143.9	1 777.9	1 376.5
Mining and income taxation	(403.7)	(487.7)	(466.5)	(403.7)	(487.7)	(466.5)

Profit after taxation	684.6	1 319.9	935.9	740.2	1 290.2	910.0
Minority shareholders’ interests	(155.7)	(128.0)	(123.8)	(155.7)	(128.0)	(123.8)

Net earnings	528.9	1 191.9	812.1	584.5	1 162.2	786.2

Balance sheet
Inter-group payables to Gold Fields Group	1 151.2	815.3	1 457.0	1 151.2	845.1	1 482.9

Statement of changes in shareholders’ equity
Opening retained earnings as previously reported	1 139.8	74.9	(665.7)	1 139.8	74.9	(665.7)
Adjustment to exploration expense	–	–	–	(55.6)	(25.9)	–

Opening retained earnings as restated	1 139.8	74.9	(665.7)	1 084.2	49.0	(665.7)
Net income	528.9	1 191.9	812.1	584.5	1 162.2	786.2
Dividends	–	(127.0)	(71.5)	–	(127.0)	(71.5)

Closing retained earnings	1 668.7	1 139.8	74.9	1 668.7	1 084.2	49.0

E–37

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

for the year ended 30 June 2004

Figures in millions unless otherwise stated

1.	Adjustment to exploration expense – continued

United States Dollars

	Pro forma
				(restated)	(restated)	(restated)
Income statement	2004	2003	2002	2004	2004	2002
Exploration expense	(35.7)	(18.4)	(4.7)	(27.6)	(22.7)	(8.5)

Profit before taxation	157.7	199.3	137.7	165.8	195.0	133.9
Mining and income taxation	(58.5)	(53.8)	(45.8)	(58.5)	(53.8)	(45.8)

Profit after taxation	99.2	145.5	91.9	107.3	141.2	88.1
Minority shareholders’ interests	(22.6)	(14.1)	(12.2)	(22.6)	(14.1)	(12.2)

Net earnings	76.6	131.4	79.7	84.7	127.1	75.9

Balance sheet
Inter-group payables to Gold Fields Group	182.7	104.7	140.6	182.7	109.0	144.4

Statement of changes in shareholders’ equity
Opening retained earnings as previously reported	107.6	(9.8)	(82.5)	107.6	(9.8)	(82.5)
Adjustment to exploration expense	–	–	–	(8.1)	(3.8)	–

Opening retained earnings as restated	107.6	(9.8)	(82.5)	99.5	(13.6)	(82.5)
Net income	76.6	131.4	79.7	84.7	127.1	75.9
Dividends	–	(14.0)	(7.0)	–	(14.0)	(7.0)

Closing retained earnings	184.2	107.6	(9.8)	184.2	99.5	(13.6)

E–38

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			2.	Revenue
				Revenue from mining operations
337.0	497.9	623.5		– Spot sales	4 301.9	4 516.0	3 433.6

337.0	497.9	623.5		Total revenue	4 301.9	4 516.0	3 433.6

			3.	Cost of sales
207.6	311.1	393.4		Working costs	2 714.1	2 820.7	2 115.7
0.7	1.5	2.0		Corporate administration expenditure	14.0	14.0	7.0

208.3	312.6	395.4		Operating costs	2 728.1	2 834.7	2 122.7
(3.9)	(3.6)	6.8		Gold inventory change	46.9	(32.6)	(40.2)
43.7	79.3	83.2		Amortisation and depreciation	574.3	719.4	446.0

248.1	388.3	485.4		Total cost of sales	3 349.3	3 521.5	2 528.5

			4.	Investment income
1.1	1.1	4.1		Interest received	28.5	10.3	11.7

1.1	1.1	4.1		Total investment income	28.5	10.3	11.7

			5.	Finance income – net
(4.4)	(5.1)	(0.4)		Interest paid	(2.8)	(46.3)	(45.5)
(1.0)	11.6	(1.0)		Realised (loss)/gain on foreign debt, net of cash	(6.9)	104.9	(9.8)
14.6	(2.6)	3.6		Unrealised gain/(loss) on foreign debt, net of cash	24.6	(23.5)	149.1
(0.2)	(0.4)	(0.5)		Environmental rehabilitation interest charge	(3.1)	(3.5)	(2.4)

9.0	3.5	1.7		Total finance income	11.8	31.6	91.4

			6.	Included in profit before taxation are the following:
				Expenses
				Auditors’ remuneration
0.3	0.2	0.4		– audit fee	3.0	2.1	2.6
0.1	0.1	0.1		– other	0.5	0.6	0.6
0.4	0.5	0.6		Environmental rehabilitation inflation adjustment	4.3	4.7	3.6
			7.	Mining and income taxation
				The components of mining and income tax are the following:
				Foreign taxation
(10.0)	(16.1)	(19.9)		– foreign levies and royalties	(137.1)	(145.8)	(102.1)
(35.8)	(37.7)	(38.6)		– deferred	(266.6)	(341.9)	(364.4)

(45.8)	(53.8	(58.5)		Total mining and income	(403.7)	(487.7)	(466.5)

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			7.	Mining and income taxation – continued
44.7	64.8	51.3		Tax on profit before taxation at maximum statutory mining tax rate of 32.5%	353.7	587.5	455.8
(1.2)	(20.7)	(3.5)		Net non-taxable income and non-deductible expenditure	(24.2)	(187.8)	(12.9)
(1.9)	(1.1)	(8.7)		Rate adjustment to reflect the offshore company tax rate of 30% and tax rate in Australia of 30%	(59.2)	(9.7)	(19.7)
10.0	16.1	19.9		Foreign levies and royalties	137.1	145.8	102.1
—	(5.2)	—		Use of assessed losses and unredeemed capital expenditure not previously recognised	—	(47.2)	—
(5.8)	(0.1)	(0.5)		Other	(3.7)	(0.9)	(58.8)

45.8	53.8	58.5		Income and mining tax expense	403.7	487.7	466.5

7.1	Company tax at GF Ghana Limited and Abosso is determined at a rate of 32.5%.

7.2	Company tax at St. Ives Gold Mining Company (Pty) Limited and Agnew Gold Mining Company (Pty) Limited is determined at a rate of 30.0%.

7.3	Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.

7.4	At June 30, 2004 the following amounts were available for set-off against future taxable income:

– Estimated tax losses at Orogen Investments SA (Luxembourg) of US$121.8 million (2003: US$85.4 million, 2002: US$101.7 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

– Estimated tax losses at Gold Fields Australia Pty Limited of US$75.0 million (2003: US$20.4 million, 2002: US$35.4 million). These estimated tax losses do not have an expiration date.

– Estimated capital allowances at GF Ghana Limited of US$116.2 (2003: US$46.2 million, 2002: US$88.6 million) and Abosso of US$8.4 million (2003: US$31.9 million, 2002: US$54.9 million), respectively. These estimated capital allowances do not have an expiration date.

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			8.	Dividends
7.0	14.0	—		Dividends per statement of changes in shareholders’ equity	—	127.0	71.5
7.0	14.0	—		Total dividends	—	127.0	71.5

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
	Mine	Land, mineral				Mine	Land, mineral
	development	rights and				development	rights and
	and	rehabilitation				and	rehabilitation
Total	infrastructure	assets			Total	infrastructure	assets
			9.	Property, plant and equipment
				June 30, 2002 Cost
214.2	210.3	3.9		Balance at beginning of the year	1 728.6	1 696.8	31.8
50.6	50.1	0.5		Additions	515.6	510.2	5.4
252.0	63.2	188.8		Amount assumed on acquisition of subsidiaries	2 615.9	656.1	1 959.8
2.4	—	2.4		Additions to rehabilitation assets	24.8	—	24.8
9.4	9.4	—		Reclassification from investments	76.0	76.0	—
(0.3)	(0.3)	—		Disposals	(2.6)	(2.6)	—
3.7	(0.7)	4.4		Other	37.8	(7.3)	45.1
21.0	(1.8)	22.8		Translation adjustment	733.7	492.8	240.9

553.0	330.2	222.8		Balance at end of the year	5 729.8	3 422.0	2 307.8

				Accumulated depreciation
35.1	34.4	0.7		Balance at beginning of the year	283.7	278.0	5.7
43.7	28.4	15.3		Charge for the year	446.0	289.3	156.7
(0.3)	(0.3)	—		Disposals	(2.6)	(2.6)	—
0.4	0.3	0.1		Translation adjustment	90.6	86.3	4.3

78.9	62.8	16.1		Balance at end of the year	817.7	651.0	166.7

474.1	267.4	206.7		Carrying value at end of the year	4 912.1	2 771.0	2 141.1

				June 30, 2003 Cost
553.0	330.2	222.8		Balance at beginning of the year	5 729.8	3 422.0	2 307.8
22.0	22.0	—		Acquisition of additional interest in Arctic Platinum	199.7	199.7	–
101.1	96.8	4.3		Additions	917.5	878.1	39.4
2.8	—	2.8		Additions to rehabilitation assets	25.2	–	25.2
(1.8)	(1.6)	(0.2)		Disposals	(16.8)	(14.6)	(2.2)
(0.1)	(4.2)	4.1		Other	(1.5)	(38.5)	37.0
66.8	32.8	34.0		Translation adjustment	(1 059.6)	(738.6)	(321.0)

743.8	476.0	267.8		Balance at end of the year	5 794.3	3 708.1	2 086.2

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
	Mine	Land, mineral				Mine	Land, mineral
	development	rights and				development	rights and
	and	rehabilitation				and	rehabilitation
Total	infrastructure	assets			Total	infrastructure	assets
			9.	Property, plant and equipment — continued
				June 30, 2004
				Accumulated depreciation
78.9	62.8	16.1		Balance at beginning of the year	817.7	651.0	166.7
79.3	51.9	27.4		Charge for the year	719.4	470.8	248.6
(0.4)	(0.4)	—		Disposals	(3.7)	(3.7)	—
11.5	5.6	5.9		Translation adjustment	(214.1)	(183.8)	(30.3)

169.3	119.9	49.4		Balance at end of the year	1 319.3	934.3	385.0

574.5	356.1	218.4		Carrying value at end of the year	4 475.0	2 773.8	1 701.2

				June 30, 2004 Cost
743.8	476.0	267.8		Balance at beginning of the year	5 794.3	3 708.1	2 086.2
6.4	6.4	—		Acquisition of additional interest in Arctic Platinum	44.1	44.1	—
277.7	273.2	4.5		Additions	1 915.9	1 884.8	31.1
(13.9)	(3.5)	(10.4)		Disposals	(96.4)	(24.3)	(72.1)
0.2	0.2	—		Other	1.4	1.4	—
60.4	46.0	14.4		Translation adjustment	(889.3)	(584.9)	(304.4)

1 074.6	798.3	276.3		Balance at end of the year	6 770.0	5 029.2	1 740.8

				Accumulated depreciation
169.3	119.9	49.4		Balance at beginning of the year	1 319.3	934.3	385.0
83.2	65.0	18.2		Charge for the year	574.3	448.3	126.0
(0.6)	(0.6)	—		Disposals	(4.0)	(4.0)	—
4.4	1.9	2.5		Translation adjustment	(274.8)	(205.4)	(69.4)

256.3	186.2	70.1		Balance at end of the year	1 614.8	1 173.2	441.6
818.3	612.1	206.2		Carrying value at end of the year	5 155.2	3 856.0	1 299.2

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			10.	Investments Listed
10.0	12.9	50.6		Cost less permanent write downs	319.1	100.8	103.7
37.6	8.5	9.9		Net unrealised gain on revaluation	62.3	65.8	389.7

47.6	21.4	60.5		Book value	381.4	166.6	493.4

47.6	21.4	60.5		Market value	381.4	166.6	493.4

				Unlisted
0.5	0.4	—		Book value and director’s valuation	—	3.0	4.8

48.1	21.8	60.5		Total investments	381.4	169.6	498.2

			11.	Inter-group payables to Gold Fields Group
140.6	104.7	182.7		Loans advanced	1 151.2	815.3	1 457.0

140.6	104.7	182.7		Total inter-group payables to Gold Fields Limited group	1 151.2	815.3	1 457.0

				Loans are interest free, unsecured and have no fixed repayment terms.
			12.	Financial instruments
—	—	107.3		Amounts receivable on close-out of financial instruments	676.1	—	—
—	—	(37.1)		Current portion included in current assets	(233.5)	—	—

—	—	70.2		Total long-term portion of amount receivable on close- out of financial instruments	442.6	—	—

The amount owing on the close- out of financial instruments relate to the close-out of the AU$/US$ financial instruments (forward sales and zero cost collar contracts) on January 7, 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/AU$. These transactions locked in a gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			12.	Financial instruments — continued

On May 7, 2004 the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or AU$140.0 million at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to AU$147.0 million based on a spot rate of 0.7158 US$/AU$. Payments against this settlement are receivable on a quarterly basis with the last payment due on December 29, 2006.

			13.	Inventories
72.0	79.4	74.1		Gold-in-process	466.9	618.8	745.7
16.5	18.6	23.9		Consumable stores	150.6	144.9	171.0

88.5	98.0	98.0		Total inventories	617.5	763.7	916.7

			14.	Accounts receivable
18.2	15.2	16.4		Gold sale trade receivables	103.2	118.9	188.3
—	—	2.0		Deposits	12.6	—	—
—	4.3	—		Interest receivable	—	33.2	—
5.6	—	7.0		Other	44.3	—	58.3
—	—	1.2		Payroll debtors	7.7	—	—
1.4	0.4	4.2		Pre-paid expenses	26.3	3.2	14.6
0.3	0.4	5.6		Value Added Taxation	35.1	3.1	2.8

25.5	20.3	36.4		Total accounts receivable	229.2	158.4	264.0

			15.	Cash and cash equivalents
—	1.1	2.4		Cash at bank and on hand	15.3	8.4	0.5
61.8	63.3	310.2		Short-term deposits	1 954.3	493.4	639.9

61.8	64.4	312.6		Total cash and cash equivalents	1 969.6	501.8	640.4

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			16.	Minority interests
38.9	54.4	85.3		Balance at beginning of the year	664.7	563.6	313.6
12.2	14.1	22.6		Share of profit after taxation	155.7	128.0	123.8
(2.9)	(5.7)	—		Dividends paid	—	(51.6)	(29.1)
9.9	—	—		Arising on acquisition of Abosso (Acquisition of minority interest in)/ set-up on consolidation of	—	—	112.8
0.4	22.1	(29.1)		Arctic Platinum	(200.8)	200.8	3.5
(2.1)	(9.1)	(2.7)		Loans repaid during the year	(18.8)	(82.7)	(20.9)
—	—	11.7		Loans advanced during the year	80.6	—	—
(2.0)	9.5	13.5		Translation adjustment	(43.0)	(93.4)	59.9

54.4	85.3	101.3		Balance at end of the year	638.4	664.7	563.6

			17.	Deferred taxation
				The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:
				Deferred taxation liabilities
64.2	91.4	143.0		– Mining assets	901.2	711.9	665.9
11.4	20.6	29.9		– Financial instruments	188.3	160.7	118.6
—	3.3	2.8		– Inventories	17.4	25.7	—
3.9	2.3	—		– Loans	—	18.2	40.7
2.0	—	—		– Other	—	—	20.4

81.5	117.6	175.7		Gross deferred taxation liabilities	1 106.9	916.5	845.6
				Deferred taxation assets
(6.5)	(7.3)	(7.3)		– Provisions	(46.1)	(57.2)	(67.5)
(4.7)	(8.1)	(22.1)		– Tax losses	(139.4)	(63.1)	(49.1)
(37.0)	(25.4)	(27.5)		– Unredeemed capital expenditure	(173.3)	(197.6)	(383.5)
—	(0.4)	(1.0)		– Other	(5.7)	(3.0)	—

33.3	76.4	117.8		Net deferred taxation liabilities	742.4	595.6	345.5

11.1	33.3	76.4		Balance at beginning of the year	595.6	345.5	89.7
(13.6)	—	—		Amounts assumed on acquisition of subsidiaries	—	—	(154.5)
35.8	37.7	38.6		Transferred through the income statement	266.6	341.9	364.4
—	5.4	2.8		Translation adjustment	(119.8)	(91.8)	45.9

33.3	76.4	117.8		Balance at end of the year	742.4	595.6	345.5

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			18.	Long-term liabilities
149.0	29.5	—		– Syndicated credit facility	—	229.7	1 543.7
				On November 26, 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.
				On November 30, 2001, the full US$160.0 million of the term-loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St. Ives and Agnew mines.
				On January 30, 2004 the term-loan was fully repaid. During the 2003 financial year, US$114.5 million of the term-loan and US$5.0 million of the revolving credit facility were repaid.
				The revolving credit facility is available until November 26, 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.
				The full facility is collateralised by Gold Fields’ shares in St. Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields and several of its subsidiaries.

149.0	29.5	—		Gross long-term liabilities	—	229.7	1 543.7
(32.0)	(8.4)	—		Current portion included in current liabilities	—	(65.6)	(331.6)

117.0	21.1	—		Total long-term liabilities	—	164.1	1 212.1

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			19.	Long-term provisions
				Environmental rehabilitation costs
12.9	31.8	36.6		Balance at beginning of year	285.3	328.9	104.4
19.8	—	—		Provision assumed on acquisition of subsidiaries	—	—	201.8
—	2.8	—		Additional provision due to new disturbances	—	25.2	—
0.4	0.5	0.6		Inflation charge	4.3	4.7	3.6
0.2	0.4	0.5		Interest charge	3.1	3.5	2.4
(0.4)	(1.3)	(1.4)		Payment against provision	(9.7)	(11.7)	(4.3)
(1.1)	2.4	1.1		Translation adjustments	(47.4)	(65.3)	21.0

31.8	36.6	37.4		Balance at end of the year	235.6	285.3	328.9

31.8	36.6	37.4		Total long-term provisions	235.6	285.3	328.9

			20.	Accounts payable
55.5	51.6	52.6		Trade creditors	331.5	402.2	575.2
6.9	0.8	48.0		Inter-group payables to Gold Fields Group	302.7	6.0	71.2
2.2	3.0	2.3		Leave pay accrual	14.2	23.2	22.6
—	—	7.7		Financial instrument creditor	48.5	—	—

64.6	55.4	110.6		Total accounts payable	696.9	431.4	669.0

				Inter-group payables to Gold Fields Group are interest free, unsecured and have no fixed repayment terms.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			21.	Cash generated by operations
79.7	131.4	76.6		Net earnings	528.9	1 191.9	812.1
45.8	53.8	58.5		Taxation	403.7	487.7	466.5
4.4	5.1	0.4		Interest paid	2.8	46.3	45.5
(1.1)	(1.1)	(4.1)		Investment income	(28.5)	(10.3)	(11.7)
12.2	14.1	22.6		Minority shareholders’ interest	155.7	128.0	123.8

141.0	203.3	154.0		Earnings before tax, interest and investment income	1 062.6	1 843.6	1 436.2
(12.9)	(35.9)	35.1		Non-cash items:	242.2	(324.9)	(130.8)

43.7	79.3	83.2		Amortisation and depreciation	574.3	719.4	446.0
0.4	0.5	0.6		Inflation adjustment to rehabilitation liability	4.3	4.7	3.6
0.2	0.4	0.5		Interest adjustment to rehabilitation liability	3.1	3.5	2.4
4.5	(30.9)	(10.6)		Exchange rate difference	(73.2)	(280.4)	45.4
—	—	8.1		Adjustment to exploration expense (Note 2)	55.6	—	—
(3.9)	0.3	0.1		Other	0.6	3.4	(39.3)
—	(51.4)	(3.1)		Profit on sale of investments	(21.5)	(466.2)	—
(43.2)	(36.7)	(40.1)		Unrealised gain on financial instruments	(276.4)	(332.8)	(439.8)
(14.6)	2.6	(3.6)		Unrealised gain on foreign debt net of cash	(24.6)	23.5	(149.1)

128.1	167.4	189.1		Total cash generated by operations	1 304.8	1 518.7	1 305.4

			22.	Change in working capital
(7.4)	(5.2)	2.1		Inventories	14.2	(47.4)	(75.8)
4.2	25.5	(17.1)		Accounts receivable	(118.1)	231.0	42.8
8.7	(14.0)	46.2		Accounts payable	319.1	(126.9)	88.6

5.5	6.3	31.2		Total change in working capital	215.2	56.7	55.6

			23.	Taxation paid
—	0.9	3.1		Amount owing at beginning of year	23.9	8.8	—
10.0	16.1	19.9		Foreign current taxation	137.1	145.8	102.1
(0.9)	(3.1)	(3.8)		Amount owing at end of year	(23.6)	(23.9)	(8.8)

9.1	13.9	19.2		Total taxation paid	137.4	130.7	93.3

			24.	Dividends paid
7.0	14.0	—		Dividends per statement of changes in equity	—	127.0	71.5
2.9	5.7	—		Dividends paid to minority shareholders	—	51.6	29.1

9.9	19.7	—		Total dividends paid	—	178.6	100.6

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			25.	Additional cash flow information Acquisition of minority shareholders’ interest in Arctic Platinum
				With effect from September 4, 2003, the minority shareholders’ interest in Arctic Platinum was acquired.
—	—	23.0		Minority shareholders’ interest	240.0	—	—
—	—	8.0		Paid for by issue of share capital by the holding company	(60.4)	—	—

—	—	31.0		Paid for by cash issue of share capital the holding company	179.6	—	—

				The Rand 179.6 million paid for cash is included in the purchase of investments line item in the cash flow statement.
				Acquisition of subsidiaries – St. Ives and Agnew mines
				With effect from November 30, 2001, the St. Ives and Agnew mines in Australia were acquired. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
225.4	—	—		Property plant and equipment	—	—	2 315.0
26.5	—	—		Inventory	—	—	272.0
9.1	—	—		Accounts receivable	—	—	93.0
(11.4)	—	—		Long-term provisions	—	—	(117.2)
(14.4)	—	—		Accounts payable	—	—	(147.5)

235.2	—	—		Net assets purchased	—	—	2 415.3
—	—	—		Paid for by the issue of shares capital of the holding company	—	—	(567.0)
—	—	—		Paid for by cash	—	—	(1 848.3)

—	—	—		Cash and cash equivalents at acquisition	—	—	—

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			25.	Additional cash flow information
				— continued
				Acquisition of subsidiaries – Abosso Goldfields Limited
				With effect from January 23, 2002, 71.1% of Abosso in Ghana was acquired. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
26.3	—	—		Property plant and equipment	—	—	298.9
17.0	—	—		Inventory	—	—	193.7
13.0	—	—		Accounts receivable	—	—	148.2
13.6	—	—		Deferred taxation	—	—	154.5
(5.3)	—	—		Long-term provisions	—	—	(59.8)
(21.8)	—	—		Accounts payable	—	—	(247.8)

42.8	—	—		Net assets purchased	—	—	487.7
(9.9)	—	—		Outside shareholders’ interest	—	—	(112.8)
(32.9)	—	—		Paid for by cash	—	—	(374.9)

—	—	—		Cash and cash equivalents at acquisition	—	—	—

				– WMC Miniere S.A.R.L.
				With effect from July 1, 2001, 100.0% of WMC Miniere S.A.R.L. in French Guiana was acquired. The aggregate fair value of the assets acquired were as follows:
0.2	—	—		Property, plant and equipment	—	—	2.0

0.2 (0.2)	— —	— —		Net assets purchased Paid for by cash	— —	— —	2.0 (2.0)

—	—	—		Cash and cash equivalents at acquisition	—	—	—

212.9	—	—		Total cash paid for subsidiaries	—	—	(2 225.2)

			26.	Retirement benefits
				All employees are members of various defined contribution retirement schemes.
				Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to Rand 5.0 million (2002:
				Rand 21.5 million 2001:
				Rand 11.6 million).

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004			2004	2003	2002
			27.	Commitments
				Capital commitments
61.6	221.8	154.6		– authorised	974.0	1 727.8	638.6
20.3	2.2	35.3		– contracted for	222.3	17.1	211.1
6.7	9.9	19.0		Guarantees	119.9	77.5	69.3
				Commitments will be funded from internal sources and to the extent necessary from borrowings.
			28.	Contingent liabilities
				No material claims have been filed against the group.
				World Gold Council
				The group’s parent company, Gold Fields, is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs if applicable, and various other contingent liabilities.
				Appointment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date no claims have been made on the group.
			29.	Lines of credit
				The group has unutilised lines of credit of US$90.0 million at June 30, 2004 (2003: US$90.0 million, 2002: US$85.0 million).

30.	Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

30.	Risk management activities – continued

Concentration of credit risk

The group financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and, where necessary, an adequate level of provision is maintained. A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the group’s executive committee. No marginal facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions for the sale of its gold denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St. Ives and Agnew operations, it was deemed prudent to establish AU$/US$ instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision, US$500.0 million of US$/AU$ currency financial instruments were established over five years in respect of the St. Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

On January 7, 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/AU$. Subsequent to this, on May 7, 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/AU$ to take advantage of the weakened Australian dollar against the US dollar at that time. US$ nil million of these instruments remain at June 30, 2004 (2003: US$300.0 million).

In order to participate in any future Australian dollar appreciation, a strip of quarterly maturing AU$/US$ call options were purchased in respect of an amount of US$275 million, of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/AU$. US$262.5 million of these instruments remain at June 30, 2004.

At present, the group does not hedge its exposure to gold price fluctuation risk, and sells at market spot prices.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. In the ordinary course of business the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group assets normal and contingency funding requirements.

31.	Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm’s-length transaction between willing parties. The estimated values of the group financial instruments are:

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

31.	Fair value of financial instruments – continued

	June 30, 2004		June 30, 2003		June 30, 2002
	Rand (million)		Rand (million)		Rand (million)
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Financial assets
Cash and cash equivalents	1 969.6	1 969.6	501.8	501.8	640.4	640.4
Current portion of financial instruments	233.5	233.5	–	–	–	–
Accounts receivable	229.2	229.2	158.4	158.4	264.0	264.0
Long-term portion of financial instruments	442.6	442.6	–	–	–	–
Investments	381.4	381.4	169.6	169.6	498.2	498.2
Financial liabilities
Accounts payable	696.9	696.9	431.4	431.4	669.0	669.0
Current portion of long-term liabilities	–	–	65.6	65.6	331.6	331.6
Long-term liabilities	–	–	164.1	164.1	1 212.1	1 212.1
Inter-group payables to Gold Fields Group	1 151.2	1 151.2	815.3	815.3	1 457.0	1 457.0
Long-term provisions	235.6	235.6	285.3	285.3	328.9	328.9

	June 30, 2004		June 30, 2003		June 30, 2002
	US$ (million)		US$ (million)		US$ (million)
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Financial assets
Cash and cash equivalents	312.6	312.6	64.4	64.4	61.8	61.8
Current portion of financial instruments	37.1	37.1	–	–	–	–
Accounts receivable	36.4	36.4	20.3	20.3	25.5	25.5
Long-term portion of financial instruments	70.2	70.2	–	–	–	–
Investments	60.5	60.5	21.8	21.8	48.1	48.1
Financial liabilities
Accounts payable	110.6	110.6	55.4	55.4	64.6	64.6
Current portion of long-term liabilities	–	–	8.4	8.4	32.0	32.0
Long-term liabilities	–	–	21.1	21.1	117.0	117.0
Inter-group payables to Gold Fields Group	182.7	182.7	104.7	104.7	140.6	140.6
Long-term provisions	37.4	37.4	36.6	36.6	31.8	31.8

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Accounts receivable, accounts payable and cash and cash equivalents. The carrying amounts approximate fair values due to the short maturity of these instruments.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

31.	Fair value of financial instruments – continued

Currency financial instruments

Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.

	Year ended June 30, 2004
	2005	2006	2007	Total
Australian dollar/US dollar
Call options
Amount (US dollars, millions)	87.5	100.0	75.0	262.5
Average rate (US$/AU$)	0.7670	0.7670	0.7670	0.7670

The marked-to-market value of the positions in the above table was a gain of Rand 17.6 million (US$2.8 million) at June 30, 2004. The value was based on exchange rates of US$/AU$0.6996 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended June 30, 2003
	2004	2005	2006	2007	Total
US dollar/Australian dollar
Forward sales:
Amount (US dollars, millions)	37.5	50.0	50.0	37.5	175.0
Average rate (US$/AU$)	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US dollars, millions)	—	37.5	50.0	37.5	125.0
Average downside protection level (US$/AU$)	—	0.5191	0.5191	0.5191
Average upside benefit cap (US$/AU$)	—	0.4289	0.4289	0.4289

The marked-to-market value of the positions in the above table was a gain of Rand 535.6 million (US$68.8 million). The value was based on exchange rates of Rand/US$7.79 and US$/AU$ 0.6622 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

31.	Fair value of financial instruments – continued

	Year ended June 30, 2002
	2003	2004	2005	2006	2007	Total
US dollar/Australian dollar
Forward sales:
Amount (US dollars, millions)	62.5	50.0	50.0	50.0	25.0	237.5
Average rate (US$/AU$)	0.4934	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US dollars, millions)	62.5	50.0	50.0	50.0	25.0	237.5
Average downside protection (US$/AU$)	0.5191	0.5191	0.5191	0.5191	0.5191
Average upside benefit cap (US$/AU$)	0.4289	0.4289	0.4289	0.4289	0.4289

The marked-to-market value of the positions in the above table was a gain of Rand 447.2 million (US$43.2 million). The value was based on exchange rates of Rand/US$10.36 and US$/AU$ 0.5771 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

32.	Significant differences between International Financial Reporting Standards (“IFRS”) and Canadian Generally Accepted Accounting Principles (“Canadian GAAP”)

(a)	Canadian GAAP varies in certain significant respects from IFRS. The effect of those differences on the aggregated historical financial statements are quantified below and described in the accompanying notes.

South African Rand million		2004	2003	2002
Net income reported under IFRS
Canadian GAAP differences		528.9	1 191.9	812.1
Business combination – Purchase of Abosso	a	3.4	5.2	2.8
Business combination – Purchase of St. Ives and Agnew	a	9.9	8.2	4.9
Purchase price re-allocation	b	11.0	–	–
Impairment of mining assets	c	–	(279.8)	–
Revenue recognition	d	–	2.0	(2.0)
Financial instruments	f	–	447.1	(439.8)
Rehabilitation adjustments	g	(13.3)	(19.4)	–
Adjustment to exploration expense	h	55.6	(29.7)	(25.9)
Effect on minority interest		(1.0)	(1.5)	(0.8)
Tax effect of above adjustments		(3.4)	48.2	130.4

Net income under Canadian GAAP		591.1	1 372.2	481.7
Shareholders’ equity reported under IFRS		5 599.1	3 580.8	2 762.0
Canadian GAAP differences
Business combination – Purchase of Abosso	a	(4.6)	(12.2)	(31.5)
Business combination – Purchase of St. Ives and Agnew	a	(113.3)	(123.2)	(131.4)
Purchase price re-allocation	b	11.0	–	–
Impairment of mining assets	c	(239.2)	(279.8)	–
Revenue recognition	d	–	–	(2.0)
Listed investments	e	(62.3)	(65.8)	(389.7)
Financial instruments	f	–	–	(447.1)
Rehabilitation adjustment	g	9.2	37.8	–
Adjustment to exploration expense	h	–	(55.6)	(25.9)
Effect on minority interest		(3.3)	(2.3)	(0.8)
Tax effect of above adjustments		119.8	133.2	301.2

Shareholders’ equity under Canadian GAAP		5 316.4	3 212.9	2 034.8

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

32.	Significant differences between IFRS and Canadian GAAP – continued

(b)	Canadian GAAP varies in certain significant respects from IFRS. The effect of those differences on the aggregated historical financial statements are quantified below and described in the accompanying notes.

United States Dollars million		2004	2003	2002
Net income reported under IFRS		76.7	131.4	79.7
Canadian GAAP differences
Business combination – Purchase of Abosso	a	0.5	0.6	0.3
Business combination – Purchase of St. Ives and Agnew	a	1.4	0.9	0.5
Purchase price re-allocation	b	1.6	—	—
Impairment of mining assets	c	—	(30.9)	—
Revenue recognition	d	—	0.2	(0.2)
Financial instruments	f	—	49.3	(43.2)
Rehabilitation adjustments	g	(1.9)	(2.1)	—
Adjustment to exploration expense	h	8.1	(4.3)	(3.8)
Effect on minority interest		(0.1)	(0.2)	(0.1)
Tax effect of above adjustments		(0.6)	5.3	12.8

Net income under Canadian GAAP		85.7	150.2	46.0
Shareholders’ equity reported under IFRS		888.7	459.7	266.6
Canadian GAAP differences
Business combination — Purchase of Abosso	a	(0.7)	(1.6)	(3.0)
Business combination – Purchase of St. Ives and Agnew	a	(18.0)	(15.8)	(12.7)
Purchase price re-allocation	b	1.8	—	—
Impairment of mining assets	c	(38.0)	(35.9)	—
Revenue recognition	d	—	—	(0.2)
Listed investments	e	(9.9)	(8.5)	(37.6)
Financial instruments	f	—	—	—
Rehabilitation adjustment	g	1.5	4.9	(43.2)
Adjustment to exploration expense	h	—	(8.1)	(3.8)
Effect on minority interest		(0.5)	(0.3)	(0.1)
Tax effect of above adjustments		19.0	17.1	29.1

Shareholders’ equity under Canadian GAAP		843.9	411.5	195.1

(a)	Under IFRS, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under Canadian GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(b)	Under IFRS, a purchase price re-allocation was performed at the end of the financial year following the year of acquisition of the Australian operations. Under Canadian GAAP, the time period for re-allocation was exceeded and the re-allocation is reversed.

(c)	Under Canadian GAAP, the carrying amount of mining assets exceeded its recoverable amount due to the difference in purchase price determination referred to in a) above and the reversal of the purchase price re-allocation referred to in b) above. Accordingly, an impairment of mining assets in Australia is recorded under Canadian GAAP.

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

32.	Significant differences between IFRS and Canadian GAAP – continued

(d)	Under IFRS, prior to fiscal 2003, revenue was recognised prior to title passing to the buyer. Under Canadian GAAP, revenue is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(e)	IFRS require that available-for-sale financial instruments be recorded at market value and unrealised gains or losses recorded in shareholders’ equity. Under Canadian GAAP, long-term listed equity securities are recorded at cost.

(f)	IFRS requires that derivative financial instruments be accounted for at fair value on the balance sheet through earnings. Canadian GAAP required that derivative financial instruments be accounted for at fair value from the 2003 financial year.

(g)	Under Canadian GAAP the discount and inflation interest rate under the full liability method of accounting for environment rehabilitation are fixed on the date the environmental liability exists. IFRS requires inflation and discount rates to be re-assessed, resulting in different carrying values of rehabilitation assets and amortisation thereof.

(h)	During 2004, 2003 and 2002, exploration costs relating to Orogen Holdings (BVI) group were incorrectly expensed in the books of the Gold Fields Guernsey Limited group, a related group of companies in the Gold Fields Group. The Acquired Companies elected to adjust the error using the allowed alternative treatment under IFRS by recording the adjustment in the 2004 year and disclosing the pro forma effect on 2003 and 2002. Under Canadian GAAP, the allowed alternative treatment is not available. Accordingly, the adjustment to exploration expense has been recorded retrospectively in the 2003 and 2002 years.

33.	Related party transactions

None of the directors, officers or major shareholders of the group or, to the knowledge of the group, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years, or in any proposed transaction which has affected, or will materially affect, the group or its investment interests or subsidiaries, other than as stated below.

Rand Refinery Limited

GFLMS, an affiliate company of the group, has agreements with Rand Refinery Limited (“Rand Refinery”) in which Gold Fields, the group’s parent company, holds a 33.1 % interest. GF Ghana Limited and Abosso have an agreement with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines, which began in March 2002. With effect from April 1, 2004, Gold Fields served notice on Rand Refinery of its intent to sell all of its gold as from October 1, 2004.

Nicholas J. Holland, who is the chief financial officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFLMS or GF Ghana Limited. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

The group believes that the above transaction with the related party has been conducted on terms at least as favourable to it as arm’s-length terms.

None of the directors or officers of the group, nor any associate of such director or officer, is currently, or has at any time during the past three fiscal years been, materially indebted to the group.

THE ACQUIRED COMPANIES

AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting

Financial summary South African Rand million

				Corporate
2004	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2004
Revenue	1 470.8	827.9	2 003.2	—	4 301.9
Operating costs	(873.6)	(460.0)	(1394.5)	—	(2 728.1)
Gold inventory change	0.2	(1.5)	(45.6)	—	(46.9)

Operating profit	597.4	366.4	563.1	—	1 526.9
Amortisation and depreciation	(100.9)	(56.0)	(414.5)	(2.9)	(574.3)

Net operating profit	496.5	310.4	148.6	(2.9)	952.6
Other income/(expenditure)	5.4	(0.1)	299.2	(193.8)	110.7
Normal taxation	(55.7)	(32.2)	(49.2)	—	(137.1)
Deferred taxation	(147.0)	(38.5)	(97.4)	16.3	(266.6)
Exceptional items	—	—	3.5	21.5	25.0

Profit/(loss) after taxation	299.2	239.6	304.7	(158.9)	684.6

Minority shareholders’ interest	(86.5)	(69.2)	—	—	(155.7)

Net earnings/(loss)	212.7	170.4	304.7	(158.9)	528.9

				Corporate
2004	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2004
Total assets	1 543.7	497.5	3 167.5	3 878.5	9 087.2
Total liabilities (excluding deferred taxation and outside shareholders)	222.7	99.0	521.5	1 264.1	2 107.3
– deferred taxation	388.3	1.2	376.3	(23.4)	742.4

Capital expenditure – net	944.3	21.9	800.2	79.0	1 845.4

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting – continued

Financial summary US$ million

				Corporate
2004	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2004
Revenue	213.2	120.0	290.3	—	623.5
Operating costs	(126.6)	(66.7)	(202.1)	—	(395.4)
Gold inventory change	—	(0.2)	(6.6)	—	(6.8)

Operating profit	86.6	53.1	81.6	—	221.3
Amortisation and depreciation	(14.6)	(8.1)	(60.1)	(0.4)	(83.2)

Net operating profit	72.0	45.0	21.5	(0.4)	138.1
Other income/(expenditure)	0.8	—	43.4	(28.2)	16.0
Normal taxation	(8.1)	(4.7)	(7.1)	—	(19.9)
Deferred taxation	(21.3)	(5.6)	(14.1)	2.4	(38.6)
Exceptional items	—	—	0.5	3.1	3.6

Profit/(loss) after taxation	43.4	34.7	44.2	(23.1)	99.2
Minority shareholders’ interest	(12.5)	(10.0)	—	(0.1)	(22.6)

Net earnings/(loss)	30.9	24.7	44.2	(23.2)	76.6

				Corporate
2004	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2004
Total assets	245.0	79.0	502.8	615.6	1 442.4
Total liabilities (excluding deferred taxation and outside shareholders)	36.1	15.7	82.8	200.0	334.6
– deferred taxation	61.6	0.2	59.7	(3.7)	117.8

Capital expenditure – net	136.9	3.2	116.0	11.4	267.5

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting – continued

Financial summary South African Rand million

				Corporate
2003	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2003
Revenue	1 627.1	902.6	1 986.3	—	4 516.0
Operating costs	(938.3)	(637.1)	(1 259.3)	—	(2 834.7)
Gold inventory change	(16.3)	(10.1)	59.0	—	32.6

Operating profit	672.5	255.4	786.0	—	1 713.9
Amortisation and depreciation	(141.2)	(64.1)	(510.0)	(4.1)	(719.4)

Net operating profit	531.3	191.3	276.0	(4.1)	994.5
Other income/(expenditure)	4.2	36.9	468.4	(169.3)	340.2
Normal taxation	(61.2)	(32.9)	(51.8)	0.1	(145.8)
Deferred taxation	(159.4)	(66.2)	(133.1)	16.8	(341.9)
Exceptional items	(1.3)	—	8.1	466.1	472.9

Profit/(loss) after taxation	313.6	129.1	567.6	309.6	1 319.9
Minority shareholders’ interest	(90.6)	(37.3)	—	(0.1)	(128.0)

Net earnings/(loss)	223.0	91.8	567.6	309.5	1 191.9

				Corporate
2003	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2003
Total assets	1 261.6	322.0	3 109.9	1 933.2	6 626.7
Total liabilities (excluding deferred taxation and outside shareholders)	229.6	122.3	592.1	841.6	1 785.6
– deferred taxation	314.2	(41.9)	338.1	(14.8)	595.6

Capital expenditure – net	207.4	14.4	629.4	53.1	904.3

THE ACQUIRED COMPANIES

AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting – continued

Financial summary US$ million

				Corporate
2003	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2003
Revenue	179.4	99.5	219.0	—	497.9
Operating costs	(103.5)	(70.2)	(138.9)	—	(312.6)
Gold inventory change	(1.8)	(1.1)	6.5	—	3.6

Operating profit	74.1	28.2	86.6	—	188.9
Amortisation and depreciation	(15.6)	(7.1)	(56.2)	(0.4)	(79.3)

Net operating profit	58.5	21.1	30.4	(0.4)	109.6
Other income/(expenditure)	0.5	4.1	51.6	(18.7)	37.5
Normal taxation	(6.7)	(3.6)	(5.7)	(0.1)	(16.1)
Deferred taxation	(17.6)	(7.3)	(14.7)	1.9	(37.7)
Exceptional items	(0.1)	—	0.9	51.3	52.1

Profit/(loss) after taxation	34.6	14.3	62.5	34.0	145.4
Minority shareholders’ interest	(10.0)	(4.1)	—	—	(14.1)

Net earnings/(loss)	24.6	10.2	62.5	34.0	131.3

				Corporate
2003	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2003
Total assets	162.0	41.3	399.2	248.2	850.7
Total liabilities (excluding deferred taxation and outside shareholders)	29.5	15.7	76.0	108.1	229.3
– deferred taxation	40.3	(5.4)	43.4	(1.9)	76.4

Capital expenditure – net	22.9	1.6	69.4	5.8	99.7

THE ACQUIRED COMPANIES

AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting – continued

Financial summary South African Rand million

				Corporate
2002	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2002
Revenue	1 572.9	470.7	1 390.0	–	3 433.6
Operating costs	(1 026.3)	(294.8)	(801.6)	–	(2 122.7)
Gold inventory change	105.0	(7.5)	(57.4)	–	40.2

Operating profit	651.6	168.4	531.0	–	1351.1
Amortisation and depreciation	(145.1)	(35.4)	(263.2)	(2.2)	(446.0)

Net operating profit	506.5	133.0	267.8	(2.2)	905.1
Other income/(expenditure)	8.1	(21.5)	557.6	(47.5)	496.7
Normal taxation	(59.2)	(10.9)	(31.9)	(0.1)	(102.1)
Deferred taxation	(117.2)	(10.2)	(237.1)	0.1	(364.4)
Exceptional items	–	–	–	0.6	0.6

Profit/(loss) after taxation	338.2	90.4	556.4	(49.1)	935.9
Minority shareholders’ interest	(97.7)	(26.1)	–	–	(123.8)

Net earnings/(loss)	240.5	64.3	556.4	(49.1)	812.1

				Corporate
2002	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2002
Total assets	1 385.1	314.0	3 654.0	2 325.4	7 678.5
Total liabilities (excluding deferred taxation and outside shareholders)	302.1	222.4	1 843.1	1 639.8	4 007.4
– deferred taxation	235.9	(131.4)	241.0	–	345.5

Capital expenditure – net	80.5	5.5	353.3	76.3	515.6

THE ACQUIRED COMPANIES
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004

Figures in millions unless otherwise stated

34.	Segment reporting – continued

Financial summary US$ million

				Corporate
2002	Tarkwa	Damang	Australia	and other	Aggregated
Income statement for the year ended June 30, 2002
Revenue	154.4	46.2	136.3	0.1	337.0
Operating costs	(100.7)	(28.9)	(78.7)	–	(208.3)
Gold inventory change	10.3	(0.7)	(5.6)	(0.1)	3.9

Operating profit	64.0	16.6	52.0	–	132.6
Amortisation and depreciation	(14.2)	(3.5)	(25.8)	(0.2)	(43.7)

Net operating profit	49.8	13.1	26.2	(0.2)	88.9
Other income/(expenditure)	0.8	(2.1)	54.7	(4.7)	48.7
Normal taxation	(5.8)	(1.1)	(3.1)	–	(10.0)
Deferred taxation	(11.5)	(1.0)	(23.3)	–	(35.8)
Exceptional items	–	–	–	0.1	0.1

Profit/(loss) after taxation	33.3	8.9	54.5	(4.8)	91.9

Minority shareholders’ interest	(9.6)	(2.6)	–	–	(12.2)

Net earnings/(loss)	23.7	6.3	54.5	(4.8)	79.7

				Corporate
2002	Tarkwa	Damang	Australia	and other	Aggregated
Balance sheet at June 30, 2002
Total assets	177.8	40.3	469.1	298.5	985.7
Total liabilities (excluding deferred taxation and outside shareholders)	38.8	28.5	236.6	210.5	514.4
– deferred taxation	30.3	(16.90)	30.9	0.1	44.4

Capital expenditure – net	7.9	0.5	34.7	8.2	51.3

35.	Subsequent events

On October 18, 2004, Harmony Gold Mining Company Limited announced an unsolicited and hostile proposal to merge with Gold Fields.

SCHEDULE F

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS LIMITED

GROUP INCOME STATEMENT
for the year ended 30 June 2004

Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004		Notes	2004	2003
1 531.7	1 706.2	Revenue	1	11 772.8	13 892.8
1 156.9	1 549.9	Cost of sales	2	10 694.0	10 493.2

374.8	156.3	Operating profit		1 078.8	3 399.6
22.3	19.0	Investment income	3	130.8	202.3
(1.3)	(3.9)	Finance expense	4	(26.8)	(12.2)
35.7	27.4	Unrealised gain on financial instruments		189.0	324.1
15.1	(8.7)	Realised (loss)/gain on financial instruments		(60.0)	136.8
3.7	5.6	Other income		38.4	33.9
(23.3)	(28.5)	Exploration expense		(196.5)	(211.8)
–	(61.8)	Impairment of assets		(426.2)	–
13.4	–	Profit on disposal of St Helena		–	121.7
52.9	13.9	Profit on sale of investments		95.6	479.7
–	27.1	Profit on sale of mineral rights		187.2	–
(3.0)	(0.7)	Retirement of health care obligations		(5.0)	(26.7)
–	(3.6)	Write-off of mineral rights		(24.8)	–
(0.3)	(0.4)	Other		(2.5)	(2.9)

490.0	141.7	Profit before taxation	5	978.0	4 444.5
(150.3)	(8.7)	Mining and income tax	6	(60.5)	(1 363.5)

339.7	133.0	Profit after taxation		917.5	3 081.0
(14.1)	(21.7)	Minority shareholders’ interest		(149.9)	(128.0)

325.6	111.3	Net earnings		767.6	2 953.0

56	23	Headline earnings per share – cents	7.1	157	507
69	23	Basic earnings per share – cents	7.2	158	626
56	23	Diluted headline earnings per share – cents	7.3	156	504
69	23	Diluted basic earnings per share – cents	7.4	157	621
41	19	Dividends per share – cents	8	140	370

The accompanying notes form an integral part of these financial statements.

GROUP BALANCE SHEET
at 30 June 2004

Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004		Notes	2004	2003
		ASSETS
2 074.2	2 762.6	Non-current assets		17 403.7	16 158.4
1 973.2	2 512.5	Property, plant and equipment	9	15 828.5	15 371.3
1.4	0.4	Investment in associate	10	2.5	11.1
64.3	126.8	Investments	11	798.7	501.0
35.3	52.6	Environmental Trust Fund	12	331.4	275.0
–	70.3	Non-current portion of financial instruments	13	442.6	–

392.7	920.5	Current assets		5 799.3	3 059.5

113.7	106.7	Inventories	14	672.2	885.7
74.9	111.3	Accounts receivable	15	700.9	583.2
2.8	9.2	Deferred stripping costs		58.2	22.6
67.7	–	Unrealised gain on financial instruments		–	527.2
–	37.0	Current portion of financial instruments	13	233.5	–
133.6	656.3	Cash and cash equivalents	16	4 134.5	1 040.8

2 466.9	3 683.1	Total assets		23 203.0	19 217.9

		EQUITY AND LIABILITIES
1 450.0	2 372.9	Shareholders’ equity per statement		14 949.3	11 295.5
85.8	105.2	Minority interests	17	662.9	668.2
673.9	879.1	Non-current liabilities		5 538.2	5 249.8
549.4	529.5	Deferred taxation	18	3 336.1	4 279.6
21.1	226.8	Long-term liabilities	19	1 428.6	164.2
103.4	122.8	Long-term provisions	20	773.5	806.0

257.2	325.9	Current liabilities		2 052.6	2 004.4

184.7	278.9	Accounts payable	21	1 756.6	1 439.4
52.0	14.2	Taxation		89.3	405.3
20.5	32.8	Current portion of long-term liabilities	19	206.7	159.7

2 466.9	3 683.1	Total equity and liabilities		23 203.0	19 217.9

The accompanying notes form an integral part of these financial statements.

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended 30 June 2004
Figures in millions unless otherwise stated

				Equity	Foreign			Total
	Number of	Ordinary		portion of	currency	Fair value		share-
	ordinary	share	Share	Mvela	translation	adjustment	Retained	holders’
	shares issued	capital	premium	loan	adjustment	reserve	earnings	equity
South African Rand
Balance at 30 June 2002	470,522,224	235.2	7 712.2	–	790.8	473.9	1 883.7	11 095.8
Net income	–	–	–	–	–	–	2 953.0	2 953.0
Dividends	–	–	–	–	–	–	(1 746.4)	(1 746.4)
Exercise of employee share options	1,842,648	1.0	39.4	–	–	–	–	40.4
Share premium written off	–	–	(15.3)	–	–	–	–	(15.3)
Mark-to-market gain on listed investments	–	–	–	–	–	198.6	–	198.6
Realised gain on disposal of listed investments	–	–	–	–	–	(479.7)	–	(479.7)
Foreign exchange translation	–	–	–	–	(750.9)	–	–	(750.9)

Balance at 30 June 2003	472,364,872	236.2	7 736.3	–	39.9	192.8	3 090.3	11 295.5
Net income	–	–	–	–	–	–	767.6	767.6
Dividends	–	–	–	–	–	–	(669.1)	(669.1)
Exercise of employee share options	1,300,977	0.6	25.6	–	–	–	–	26.2
Proceeds from private capital raising	17,250,000	8.6	1 480.5	–	–	–	–	1 489.1
Shares issued relating to acquisition of APP	564,841	0.3	60.1	–	–	–	–	60.4
Equity portion of Mvela loan	–	–	–	2 453.6	–	–	–	2 453.6
Mvela loan deferred taxation effect	–	–	–	676.6	–	–	–	676.6
Mark-to-market loss on listed investments	–	–	–	–	–	(35.1)	–	(35.1)
Realised gain on disposal of listed investments	–	–	–	–	–	(84.7)	–	(84.7)
Other	11,830	–	0.9	–	–	–	–	0.9
Foreign exchange translation	–	–	–	–	(1 031.7)	–	–	(1 031.7)

Balance at 30 June 2004	491,492,520	245.7	9 303.4	3 130.2	(991.8)	73.0	3 188.8	1 4949.3

United States Dollars
Balance at 30 June 2002	470,522,224	38.4	1 251.3	–	(546.4)	47.9	279.8	1 071.0
Net income	–	–	–	–	–	–	325.6	325.6
Dividends	–	–	–	–	–	–	(184.3)	(184.3)
Exercise of employee share options	1,842,648	0.1	4.4	–	–	–	–	4.5
Share premium written off	–	–	(1.7)	–	–	–	–	(1.7)
Mark-to-market gain on listed investments	–	–	–	–	–	21.9	–	21.9
Realised gain on disposal of listed investments	–	–	–	–	–	(52.9)	–	(52.9)
Foreign exchange translation	–	–	–	–	265.9	–	–	265.9

Balance at 30 June 2003	472,364,872	38.5	1 254.0	–	(280.5)	16.9	421.1	1 450.0
Net income	–	–	–	–	–	–	111.3	111.3
Dividends	–	–	–	–	–	–	(92.6)	(92.6)
Exercise of employee share options	1,300,977	0.1	3.7	–	–	–	–	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	–	–	–	–	215.9
Shares issued relating to acquisition of APP	564,841	–	8.7	–	–	–	–	8.7
Equity portion of Mvela loan	–	–	–	355.6	–	–	–	355.6
Mvela loan deferred taxation effect	–	–	–	98.1	–	–	–	98.1
Mark-to-market loss on listed investments	–	–	–	–	–	(5.1)	–	(5.1)
Realised gain on disposal of listed investments	–	–	–	–	–	(12.3)	–	(12.3)
Other	11,830	–	0.1	–	–	–	–	0.1
Foreign exchange translation	–	–	–	–	239.4	–	–	239.4

Balance at 30 June 2004	491,492,520	39.9	1 481.1	453.7	(41.1)	(0.5)	439.8	2 372.9

The accompanying notes form an integral part of these financial statements.

GROUP CASH FLOW STATEMENT
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004		Notes	2004	2003
275.6	149.8	Cash flows from operating activities		1003.2	2303.1

504.6	291.2	Cash generated by operations	22	2009.2	4576.1
18.1	15.6	Investment and interest income		107.8	164.2
20.9	26.0	Change in working capital	23	179.6	191.6

543.6	332.8	Cash generated by operating activities		2296.6	4931.9
(4.8)	(14.7)	Interest paid		(101.7)	(43.9)
(73.1)	(75.7)	Tax paid	24	(522.6)	(786.9)

465.7	242.4	Net cash from operations		1672.3	4101.1
(190.1)	(92.6)	Dividends paid	25	(669.1)	(1798.0)

(204.9)	(444.2)	Cash flows from investing activities		(3066.0)	(1938.3)

(252.9)	(417.4)	Additions to property, plant and equipment		(2880.1)	(2294.1)
1.8	56.8	Proceeds on disposal of property, plant and equipment		391.7	16.7
(7.0)	(102.4)	Purchase of investments		(706.9)	(63.8)
72.1	29.3	Proceeds on disposal of investments		201.9	561.9
11.9	—	Proceeds on disposal of St Helena	26	—	120.0
(5.1)	(6.0)	Environmental trust fund and rehabilitation payments		(41.1)	(46.3)
(25.7)	(4.5)	Post-retirement health care payments		(31.5)	(232.7)

(145.7)	774.8	Cash flows from financing activities		5417.8	(1143.6)

—	350.5	Equity portion of Mvela loan		2453.6	—
—	236.2	Debt portion of Mvela loan		1653.4	—
(9.8)	9.1	Increase/(decrease) in minority funding		88.6	(82.7)
(140.4)	(40.7)	Long and short-term loans repaid		(294.0)	(1101.3)
4.5	219.7	Shares issued		1516.2	40.4

(75.0)	480.4	Net cash generated/(utilised)		3355.0	(778.8)
12.9	42.3	Translation adjustment		(261.3)	(207.5)
195.7	133.6	Cash and cash equivalents at beginning of the year		1040.8	2027.1

133.6	656.3	Cash and cash equivalents at end of the year		4134.5	1040.8

The accompanying notes form an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		1.	Revenue
			Revenue from mining operations
1 531.7	1,706.2		— Spot sales	11,772.8	13892.8

1 531.7	1,706.2		Total turnover	11,772.8	13892.8

		2.	Cost of sales
991.4	1,343.6		Working costs	9,270.8	8991.5
16.6	20.3		Corporate administration expenditure	140.0	150.8

1 008.0	1,363.9		Operating costs	9,410.8	9142.3
1.1	6.8		Gold inventory change	46.9	10.0
147.8	179.2		Amortisation and depreciation	1,236.3	1340.9

1 156.9	1,549.9		Total cost of sales	10,694.0	10493.2

		3.	Investment income
2.2	2.3		Dividends received	15.7	19.7
3.2	3.8		Interest received — environmental rehabilitation trust fund	25.9	29.0
15.9	13.3		Interest received — other	92.1	144.5
1.0	(0.4)		(Loss)/profit from associate after taxation	(2.9)	9.1

22.3	19.0		Total investment income	130.8	202.3

		4.	Finance expense
—	(5.8)		Interest paid — Mvelaphanda loan	(40.0)	—
(4.8)	(9.0)		Interest paid — other	(61.7)	(43.9)
5.0	11.4		Realised gain on foreign debt, net of cash	78.6	45.7
4.0	3.6		Unrealised gain on foreign debt, net of cash	24.6	35.7
(1.5)	(2.4)		Environmental rehabilitation interest charge	(16.5)	(13.2)
(4.0)	(1.7)		Post-retirement health care interest charge	(11.8)	(36.5)

(1.3)	(3.9)		Total finance expense	(26.8)	(12.2)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		5 .	Included in profit before tax are the following:
			Expenses
			Auditors’ remuneration
0.5	0.7		– audit fee	4.9	4.5
0.3	0.2		– other	2.7
3.4	6.0		Environmental rehabilitation inflation adjustment	41.6	30.6
0.8	0.9		Operating lease charges – corporate offices	5.9	7.0

		6 .	Mining and income tax
			The components of mining and income tax are the following:
			South African taxation
(57.3)	(1.7)		– mining tax	(11.7)	(520.4)
(2.4)	(2.2)		– non-mining tax	(15.3)	(21.8)
(2.9)	(4.7)		– company and capital gains tax	(33.0)	(26.2)
(32.3)	59.8		– deferred	412.7	(293.0)
			Foreign taxation
(1.6)	(4.1)		– current	(9.5)	(14.4)
(16.1)	(17.2)		– foreign levies and royalties	(137.1)	(145.8)
(37.7)	(38.6)		– deferred	(266.6)	(341.9)

(150.3)	(8.7)		Total mining and income tax	(60.5)	(1363.5)

			South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non- mining income is taxed at a standard rate of 38%. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the maximum South Africa statutory mining tax rate of 46% were:
			Tax on profit before taxation at maximum South African statutory mining tax rate	(449.9)	(2040.3)
			Rate adjustment to reflect the company tax rate in South Africa of 30%, tax rate in Ghana of 32.5% and tax rate in Australia of 30.0%	277.2	202.9
			South African mining tax formula rate adjustment	48.0	166.9
			Net non-taxable income and non - deductible expenditure	158.8	286.0
			Foreign levies and royalties	(137.1)	(145.8)
			South African capital gains tax	(12.0)	(19.1)
			Use of assessed losses and unredeemed
			capital expenditure not previously recognised	—	124.1
			Other	54.5	61.8

			Income and mining tax expense	(60.5)	(1363.5)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

6.	Mining and income tax (continued)

6.1	South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.

South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

The formula for determining South African mining tax is:

Y = 46 – 230/X

where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

6.2	Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 38 per cent.

6.3	South African company tax, for non-mining companies in the Group, is determined at a rate of 30 per cent.

6.4	Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 32.5 per cent.

6.5	Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0 per cent.

6.6	Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.

6.7	At 30 June 2004 the Group had the following amounts available for set-off against future income:

–	unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R1 977.6 million. This comprises R11.9 million at the Driefontein operation, R233.2 million at the Kloof operation and R1 732.5 million at the Beatrix operation.

–	estimated and assessed losses at GFI Mining South Africa (Pty) Limited of R52.7 million, all of which relate to the Beatrix operation.

–	unredeemed capital expenditure at Beatrix Mining Ventures Limited of Rnil million (2003: R1 479.4 million) at the Beatrix mine tax entity. With the rationalisation of the Group’s South African mining operations into GFI Mining South Africa (Pty) Limited, the unredeemed capital expenditure at Beatrix Mining Ventures Limited was transferred to the new company.

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

–	estimated tax losses at Orogen Investments SA (Luxembourg) of US$121.8 million (2003:US$85.4 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to 31 December 1990.

–	estimated tax losses at Gold Fields Australia (Pty) Limited of AUS$75.0 million (2003: AUS$20.4 million). These estimated tax losses do not have an expiration date.

–	estimated capital allowances at Gold Fields Ghana Limited of US$116.2 million (2003: US$46.2 million) and Abosso Goldfields Limited of US$8.4 million (2003: US$31.9 million), respectively. These estimated capital allowances do not have an expiration date.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2003	2004				2004	2003
		7.	Earnings per share
56	23		7.1	Headline earnings per share – cents	157	507

Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R763.2 million (2003: R2 393.4 million) and 485 020 966 (2003: 471 814 106) shares being the weighted average number of ordinary shares in issue during the year.

				Net earnings is reconciled to headline earnings as follows:
325.6	111.3			Net earnings	767.6	2 953.0
—	61.8			Impairment of assets	426.2	—
—	(16.1)			Taxation effect of impairment of assets	(111.3)	—
—	(27.1)			Profit on sale of mineral rights	(187.2)	—
—	(7.7)			Taxation effect of profit on sale of mineral rights	(53.0)	—
(13.4)	—			Profit on disposal of St Helena	—	(121.7)
3.0	—			Taxation effect of profit on disposal of St Helena	—	27.3
(52.9)	(13.9)			Profit on sale of investments	(95.6)	(479.7)
2.1	2.8			Taxation effect of profit on sale of investments	19.2	19.1
(0.5)	(0.5)			Other after tax adjustments	(2.7)	(4.6)

263.9	110.6			Headline earnings	763.2	2 393.4

69	23		7.2	Basic earnings per share – cents	158	626

Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2 953.0 million) and 485 020 966 (2003: 471 814 106) shares being the weighted average number of ordinary shares in issue during the year.

56	23		7.3	Diluted headline earnings per share – cents	156	504

Diluted headline earnings per share is calculated on the basis of headline earnings attributable to ordinary shareholders of R763.2 million (2003: R2 393.4 million) and 487 698 431 (2003: 475 294 239) shares being the diluted number of ordinary shares in issue during the year.

				The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2003	2004				2004	2003
		7.	Earnings per share (continued)
			7.3	Diluted headline earnings per share – cents (continued)
				Weighted average number of shares	485,020,966	471,814,106
				Share options in issue	2,677,465	3,480,133

				Diluted number of ordinary shares	487,698,431	475,294,239

69	23		7.4	Diluted basic earnings per share – cents	157	621

Diluted basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2 953.0 million) and 487 698 431 (2003: 475 294 239) shares being the diluted number of ordinary shares in issue during the year.

		8.	Dividends
96.6	63.2			2003 Final dividend of 100 cents per share (2002: 220 cents) declared on 29 July 2003 and paid on 25 August 2003.	472.4	1 038.5
87.7	29.4			2004 Interim dividend of 40 cents per share (2003: 150 cents) declared on 28 January 2004 and paid on 23 February 2004	196.7	707.9

184.3	92.6			Total dividends	669.1	1 746.4

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
Land,	Mine
mineral	develop-					Mine	Land, mineral
rights and	ment and					development	rights and
rehabilitation	infra-					and	rehabilitation
assets	structure	Total			Total	infrastructure	assets
			9.	Property, plant and equipment 30 June 2004
				Cost
364.4	2 829.6	3 194.0		Balance at beginning of the year	24 881.5	22 042.2	2 839.3
—	6.4	6.4		Acquisition of additional interest in Artic Platinum	44.1	44.1	—
4.7	412.7	417.4		Additions	2 880.1	2 848.0	32.1
(10.6)	(22.5)	(33.1)		Disposals	(228.5)	(155.3)	(73.2)
4.6	0.7	5.3		Other	37.1	4.8	32.3
37.9	613.6	651.5		Translation adjustment	(892.6)	(588.2)	(304.4)

401.0	3 840.5	4 241.5		Balance at end of the year	26 721.7	24 195.6	2 526.1

				Accumulated depreciation
100.5	1 120.3	1 220.8		Balance at beginning of the year	9 510.2	8 727.3	782.9
20.2	159.0	179.2		Charge for the year	1 236.3	1 096.8	139.5
—	(0.9)	(0.9)		Disposals	(5.9)	(5.9)	—
21.4	40.4	61.8		Impairment	426.2	278.9	147.3
—	0.4	0.4		Other	2.9	2.9	—
16.7	251.0	267.7		Translation adjustment	(276.5)	(207.0)	(69.5)

158.8	1 570.2	1 729.0		Balance at end of the year	10 893.2	9 893.0	1 000.2

242.2	2 270.3	2 512.5		Carrying value at end of the year 30 June 2003	15 828.5	14 302.6	1 525.9

364.4	2 829.6	3 194.0		Cost	24 881.5	22 042.2	2 839.3
100.5	1 120.3	1 220.8		Accumulated depreciation	9 510.2	8 727.3	782.9

263.9	1 709.3	1 973.2		Carrying value at end of the year	15 371.3	13 314.9	2 056.4

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		10.	Investment in associate

The Group has a 33.1 per cent interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.

			Investment in associate consists of:
1.9	1.9		Unlisted shares at cost	19.4	19.4
—	(0.9)		Share of accumulated losses brought forward	(8.3)	—
1.0	(0.4)		(Loss)/profit after taxation (Refer note 3)	(2.9)	9.1
(1.9)	(0.8)		Dividends	(5.7)	(17.4)
0.4	0.6		Translation adjustments	—	—

1.4	0.4		Total investment in associate	2.5	11.1

			The Group’s effective share of balance sheet items in its associate is as follows:
6.6	8.9		Non-current assets	55.9	51.1
5.3	4.3		Current assets	27.0	41.0

11.9	13.2		Total assets	82.9	92.1

0.6	0.8		Non-current liabilities	4.6	4.4
2.0	1.7		Current liabilities	10.8	15.8

2.6	2.5		Total equity and liabilities	15.4	20.2

9.3	10.7		Net assets	67.5	71.9

			Reconciliation of the total investment in associate with net assets:
9.3	10.7		Net assets	67.5	71.9
(7.9)	(10.3)		Negative goodwill	(65.0)	(60.8)

1.4	0.4		Carrying value	2.5	11.1

		11.	Investments
			Listed
36.2	81.9		Cost less permanent write-downs	515.7	282.2
24.8	11.5		Net unrealised gain on revaluation	73.0	192.8

61.0	93.4		Book value	588.7	475.0

61.0	93.4		Market value	588.7	475.0

			Unlisted
1.9	32.3		Book value and directors’ valuation	203.5	14.8

62.9	125.7		Total listed and unlisted investments	792.2	489.8
1.4	1.1		Loans advanced	6.5	11.2

64.3	126.8		Total investments	798.7	501.0

All investments are classified as available for sale.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		12.	Environmental Trust Fund
			Gold Fields Mining Environmental Trust Fund
24.4	35.3		Balance at beginning of the year	275.0	252.7
3.2	4.4		Contributions made during the year	30.5	29.1
3.2	3.8		Interest earned during the year	25.9	29.0
(3.1)	—		Payment due to disposal of St Helena	—	(35.8)
7.6	9.1		Translation adjustment	—	—

35.3	52.6		Balance at end of the year	331.4	275.0

The proceeds from this fund are intended to fund environmental rehabilitation obligations of the Group’s South African mines and they are not available for general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 20.2)

		13.	Financial instruments
—	107.3		Amount owing on close-out of financial instruments	676.1	—
—	(37.0)		Current portion included in current assets	(233.5)	—

—	70.3		Total non-current portion of amount owing on close-out of financial instruments	442.6	—

The amount owing on the close-out of financial instruments relates to the close-out of the Australian dollar/United States dollar financial instruments on 7 January 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/A$. These transactions locked in a gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

On 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$ 147.0 million, based on a spot rate of 0.7158 US$/A$. Payments against this settlement are receivable on a quarterly basis with the last payment due on 29 December 2006.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		14.	Inventories
79.4	74.1		Gold-in-process	466.9	618.9
26.2	32.0		Consumable stores	201.4	203.9
8.1	0.6		Mineral rights	3.9	62.9

113.7	106.7		Total inventories	672.2	885.7

		15.	Accounts receivable
34.7	31.4		Gold sale trade receivables	198.1	270.3
8.0	14.0		Other trade receivables	88.3	62.5
—	2.0		Deposits	12.6	—
1.5	1.6		Interest receivable	9.8	11.5
9.3	15.8		Other	99.2	72.4
2.1	3.2		Payroll debtors	20.4	16.6
4.6	6.9		Pre-paid expenses	43.6	35.5
3.0	—		Proceeds outstanding on sale of listed investments	—	23.5
11.7	36.4		Value-added tax	228.9	90.9

74.9	111.3		Total accounts receivable	700.9	583.2

		16.	Cash and cash equivalents
0.1	4.8		Cash at bank and on hand	30.3	0.6
133.5	651.5		Short-term deposits	4 104.2	1 040.2

133.6	656.3			4 134.5	1 040.8

		17.	Minority interests
54.7	85.8		Balance at beginning of the year	668.2	567.1
14.1	21.7		Share of profit after taxation	149.9	128.0
(5.8)	—		Dividends paid	—	(51.6)
25.3	(29.1)		Arising on (acquisition)/set up of minorities in Arctic Platinum	(200.8)	200.8
(9.8)	(2.7)		Loans repaid during the year	(18.8)	(82.7)
—	15.6		Loans advanced during the year	107.4	—
7.3	13.9		Translation adjustment	(43.0)	(93.4)

85.8	105.2		Balance at end of the year	662.9	668.2

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		18.	Deferred taxation

The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

			Deferred taxation liabilities
663.1	833.1		– Mining assets	5 248.7	5 165.6
15.0	21.7		– Investment in environmental trust fund	136.8	117.1
20.6	23.1		– Financial instruments	145.6	160.7
3.3	2.8		– Inventories	17.4	25.7
2.3	—		– Loans	—	18.2
7.2	5.9		– Other	37.2	55.1

711.5	886.6		Gross deferred taxation liabilities	5 585.7	5 542.4
			Deferred taxation assets
(54.8)	(65.3)		– Provisions	(411.2)	(427.2)
—	(101.4)		– Loans	(638.9)	—
(6.0)	(23.7)		– Tax losses	(149.5)	(46.3)
(101.3)	(166.7)		– Unredeemed capital expenditure	(1050.0)	(789.3)

549.4	529.5		Net deferred taxation liabilities	3 336.1	4 279.6

360.7	549.4		Balance at beginning of the year	4 279.6	3 736.5
—	(98.1)		Deferred tax effect of the Mvela transaction recorded in equity	(676.6)	—
70.0	(21.2)		Transferred through the income statement	(146.1)	634.9
118.7	99.4		Translation adjustment	(120.8)	(91.8)

549.4	529.5		Balance at end of the year	3 336.1	4 279.6

		19.	Long-term liabilities
			– Debt component of Mvela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4 139.0 million to GFI Mining South Africa (Pty) Limited. The loan bears interest at a fixed rate of 10.57 per cent nominal annual compouded semi-annually. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. All payments under this loan have been guaranteed by Gold Fields Limited and two of its offshore subsidiaries.

On the date the loan is repaid, Mvelaphanda Gold (Pty) Limited will subscribe for new shares in GFI Mining South Africa (Pty) Limited such that after the subscription it will own 15 per cent of the enlarged equity of GFI Mining South Africa (Pty) Limited.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		19.	Long-term liabilities (continued)
			– Debt component of Mvela loan
			The net proceeds of the loan of R4 107.0 million (R4 139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders’ equity.

The debt component of the Mvela loan is amortised against payments of interest on the loan of R4 139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

GFI Mining South Africa (Pty) Limited entered into two interest rate swaps, an amortising and an accreting swap. The amortising swap for R1 653.0 million reflects the profile of the debt component of the Mvela loan and has been designated as a fair value hedge. The accreting swap for R2 486.0 million accretes to R4 139.0 million over five years and is regarded as a derivative and is thus marked to market. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Pty) Limited and the floating rate payable is the three month JIBAR rate plus a margin of 1.025%. (Refer note 32)

—	595.2		Loan advanced	4 107.0	—
—	(355.6)		Equity component	(2 453.6)	—

—	239.6		Debt component on initial recognition	1 653.4	—
—	2.6		Fair value adjustment in relation to amortising interest rate swap	(18.1)	—
—	17.4		Translation adjustment	—	—

—	259.6		Fair value of liability component at end of year	1 635.3	—

The fair value adjustment in relation to the amortising interest rate swap is calculated using cash flows over the remaining period of the debt discounted at the five-year forward curve of the three-month JIBAR rate plus a margin of 1.025%.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		19.	Long-term liabilities(continued)
—	259.6		Balance	1 635.3	—
29.5	—		– Syndicated credit facility	—	229.7

On 26 November 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

On 30 November 2001, the full US$160.0 million of the term-loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St Ives and Agnew mines. On 30 January 2004 the term-loan was fully repaid. During the 2003 financial year US$114.5 million of the term-loan and US$5.0 million of the revolving credit facility were repaid.

			The revolving credit facility is available until 26 November 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.
			The full facility is collateralised by Gold Fields’ shares in St Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields Limited and several of its subsidiaries.
12.1	—		– Two-year term loan facility	—	94.2

On 31 December 2001, Gold Fields entered into a bilateral two-year term-loan and letter of credit facility of US$35.0 million and a two-year term-loan facility of US$15.0 million. These two facilities bear interest at LIBOR plus 0.95%.

On 23 January 2002, the full US$35.0 million of the bilateral two-year term-loan and letter of credit facility was utilised. US$32.9 million was used to finance the acquisition by Gold Fields of 71.1 % of Abosso Goldfields Limited, US$2.0 million to replace an existing letter of credit for Abosso Goldfields Limited and the remaining US$0.1 million was used for general corporate purposes.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		19.	Long-term liabilities (continued)
			On 23 January 2002, the full US$15.0 million of the bilateral two-year term-loan facility was utilised. US$10.0 million was used to refinance existing debt of Abosso Goldfields Limited and the remaining US$5.0 million was used for general corporate purposes.
			On 31 December 2003 the bilateral two-year term loan was fully repaid. During the 2003 financial year US$20.9 million was repaid against this loan. The US$15.0 million two-year term loan facility was fully repaid in the 2002 financial year. Interest on both facilities is payable at either monthly, three-monthly or six-monthly intervals.
			Both facilities have been secured by Gold Fields’ shares in Abosso Goldfields Limited. All payments under the two facilities have been guaranteed by Gold Fields Limited and several of its subsidiaries.
41.6	259.6		Gross long-term liabilities	1 635.3	323.9
(20.5)	(32.8)		Current portion included in current liabilities	(206.7)	(159.7)

21.1	226.8		Total long-term liabilities	1 428.6	164.2

		20.	Long-term provisions
11.6	9.2		20.1 Post-retirement health care costs	58.1	90.7
			The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. During financial 2004 approximately 6 per cent (2003: 61%) of these pensioners and dependants were bought out of the scheme at a 15 percent premium to the latest actuarial valuation. The remaining obligation was actuarially valued at 30 June 2004 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.
			The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:
11.6	8.6		Actuarial present value	54.4	90.7
—	—		Plan assets at fair value	—	—

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars					South African Rand
2003	2004				2004	2003
		20.	Long-term provisions (continued)
			20.1	Post-retirement health care costs (continued)	58.1	90.7
11.6	8.6			Accumulated benefit obligation in excess of plan assets	54.4	90.7
—	—			Unrecognised prior service costs	—	—
—	—			Unrecognised actuarial (gains)/losses	—	—

11.6	8.6			Post-retirement health care liability	54.4	90.7

				Benefit obligation reconciliation
25.1	11.6			Balance at beginning of the year	90.7	260.2
4.0	1.7			Interest charge	11.8	36.5
(3.4)	(0.6)			Payments during the year	(4.4)	(30.4)
—	(2.6)			Benefits forfeited	(17.9)	—
3.0	0.7			Premium on buy-out of pensioners and dependants	5.0	26.7
(22.3)	(3.9)			Buy-out of pensioners and dependants	(27.1)	(202.3)
5.2	2.3			Translation adjustments	—	—

11.6	9.2			Balance at end of the year	58.1	90.7

				The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11% per annum and a discount rate of 13% per annum. Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.
				A one percentage point increase in assumed health care trend rates would have increased interest cost for 2004 by R1.3 million (10.8%) (2003: R2.9 million (8.0%). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2004 would have been an increase of R5.4 million (9.3%) (2003: R8.9 million (9.8%)).
				A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2004 by R1.4 million (11.7%) (2003: R2.6 million (7.2%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2004 would have been a decrease of R4.7 million (8.1%) (2003: R7.6 million (8.4%)).

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars	South African Rand
2003	2004	2004	2003
20.	Long-term provisions (continued)
20.2	Environmental rehabilitation costs
74.3	91.8	Balance at beginning of the year	715.3	770.2
2.8	—	Additional provision due to new disturbances	—	25.2
3.4	6.0	Inflation charge	41.6	30.6
1.5	2.4	Interest charge	16.5	13.2
(1.9)	(1.6)	Payments against provision	(10.6)	(17.2)
(4.9)	—	Payment due to disposal of St Helena	—	(41.6)
16.6	15.0	Translation adjustments	(47.4)	(65.1)

91.8	113.6	Balance at end of the year	715.4	715.3

The Group’s South African operations contribute to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines’ lives. At 30 June 2004 the balance in this fund was R331.4 million (2003: R275.0 million). Refer note 12.
The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.

103.4	122.8	Total long-term provisions	773.5	806.0

21.	Accounts payable
93.9	82.1	Trade creditors	516.9	731.6
57.6	127.5	Accruals and other creditors	803.3	449.4
33.2	38.5	Leave pay accrual	242.4	258.4
—	5.4	Net interest payable on debt component of Mvela loan	34.3	—
—	25.4	Financial instrument creditor	159.7	—

184.7	278.9	Total accounts payable	1 756.6	1 439.4

22.	Cash generated by operations
325.6	111.3	Net earnings	767.6	2 953.0
150.3	8.7	Taxation	60.5	1 363.5
4.8	14.7	Interest paid	101.7	43.9
(18.1)	(15.6)	Investment income	(107.8)	(164.2)

2.2	2.3	Dividends received	15.7	19.7
15.9	13.3	Interest received	92.1	144.5

14.1	21.7	Minority interest	149.9	128.0

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		22.	Cash generated by operations (continued)
476.7	140.8		Earnings before tax, interest, investment income and minority interest	971.9	4 324.2
27.9	150.4		Non-cash items:	1 037.3	251.9

147.8	179.2		Amortisation and depreciation	1 236.3	1 340.9
(2.2)	—		Dividends in specie received	—	(19.7)
(27.3)	(28.2)		Exchange rate difference	(195.1)	(247.5)
—	61.8		Impairment of assets	426.2	—
4.0	1.7		Interest adjustment to post-retirement health care liability	11.8	36.5
3.4	6.0		Inflation adjustment to rehabilitation liability	41.6	30.6
1.5	2.4		Interest adjustment to rehabilitation liability	16.5	13.2
3.7	(4.8)		Other	(33.4)	32.4
(13.4)	—		Profit on disposal of St Helena	—	(121.7)
—	(27.1)		Profit on sale of mineral rights	(187.2)	—
(52.9)	(13.9)		Profit on sale of investments	(95.6)	(479.7)
3.0	0.7		Retirement of health care obligations	5.0	26.7
(35.7)	(27.4)		Unrealised gain on financial instruments	(189.0)	(324.1)
(4.0)	(3.6)		Unrealised gain on foreign debt, net of cash	(24.6)	(35.7)
—	3.6		Write-off of mineral rights	24.8	—

504.6	291.2		Total cash generated by operations	2 009.2	4576.1

		23.	Change in working capital
(0.6)	5.4		Inventories	37.1	(5.2)
25.5	(25.6)		Accounts receivable	(176.3)	232.4
(4.0)	46.2		Accounts payable	318.8	(35.6)

20.9	26.0		Total change in working capital	179.6	191.6

		24.	Tax paid
(44.8)	(52.0)		Amount owing at beginning of the year	(405.3)	(463.6)
(80.3)	(29.9)		SA and foreign current taxation	(206.6)	(728.6)
52.0	14.2		Amount owing at end of the year	89.3	405.3
—	(8.0)		Translation	—	—

(73.1)	(75.7)		Total tax paid	(522.6)	(786.9)

		25.	Dividends paid
(184.3)	(92.6)		Dividends per statement of shareholders’ equity	(669.1)	(1 746.4)
(5.8)	—		Dividends paid to minority shareholders	—	(51.6)

(190.1)	(92.6)		Total dividends paid	(669.1)	(1 798.0)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
Figures in millions unless otherwise stated

United States Dollars				South African Rand
2003	2004			2004	2003
		26.	Additional cash flow information Disposal of St Helena
			With effect from 30 October 2002, the Group disposed of the assets and liabilities of St Helena to Freegold.The aggregate fair value of the assets and the liabilities disposed of were as follows:
0.2	—		Property, plant and equipment	—	1.5
0.1	—		Inventory	—	2.6
(4.9)	—		Environmental rehabilitation provision	—	(41.6)
3.1	—		Environmental rehabilitation investment	—	35.8

(1.5)	—		Net liabilities disposed of	—	(1.7)
13.4	—		Profit on disposal of St Helena	—	121.7

11.9	—		Payment received in cash	—	120.0

			Acquisition of minority shareholders’ interest in Artic Platinum
			With effect from 4 September 2003, the Group acquired the minority shareholders’ interest in Artic Platinum.
—	29.1		Minority shareholders’ interest	200.8	—
—	(8.7)		Paid for by issue of share capital	(60.4)	—

—	20.4		Paid for by cash	140.4	—

			The R140.4 million paid for by cash is included in the purchase of investments line item in the cash flow statement.
		27.	Retirement benefits
			The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 14 employee members. Membership to the scheme is closed. The scheme is valued at intervals of not more than three years using the projected unit credit method. This is the only defined benefit pension scheme in the Group.
			The last actuarial valuation was carried out at 30 June 2004 and the fund showed a deficit of R2.2 million (2003: R8.6 million). This deficit was fully provided for at year-end.
			This scheme is in the process of being wound up. On 1 June 2004, all active members were transferred to the Gold Fields Retirement Fund, a defined contribution scheme.
			Pensioner members will be transferred from the scheme to a retirement scheme of their choice by 30 June 2005.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004
 Figures in millions unless otherwise stated

United States	Dollars			South African Rand
2003	2004			2004	2003
		27.	Retirement benefits (continued)
			All other employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R266.8 million (2003: R241.3 million).

		28.	Commitments
			Capital expenditure
607.6	520.7		– authorised	3280.1	4733.5
34.5	57.5		– contracted for	362.1	268.6
			Operating lease
0.6	0.9		– within one year	5.5	4.6
0.5	3.5		– thereafter	22.3	3.5
15.7	44.0		Other guarantees	276.9	122.1
			Commitments will be funded from internal sources and to the extent necessary from borrowings.
		29.	Contingent liabilities
			No material claims have been filed against the Group.
			World Gold Council

Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.

		30.	Lines of credit
			The Group has unutilised lines of credit of US$90.0 million at 30 June 2004 (2003: US$90.0 million).

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

31.	Risk management activities

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk

The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the Group’s Executive Committee. No marginal facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business the Group enters into transactions for the sale of its gold, denominated in US Dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily US Dollars and Australian Dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian Dollar/US Dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian Dollar. In line with this decision US$500.0 million of US Dollar/Australian Dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/A$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/A$, to take advantage of the weakened Australian dollar against the US dollar at that time. US Dollar nil million of these instruments remain at 30 June 2004 (2003: US$300.0 million).

In order to participate in any further Australian Dollar appreciation, a strip of quarterly maturing Australian Dollar/US Dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/A$. US$ 262.5 million of these instruments remain at 30 June 2004.

Insofar as South African Rand/US Dollar exposures are concerned, the Group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$50.0 million (2003: US$36.0 million) was purchased to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects, since approval has been obtained from the South African Reserve Bank to fund these commitments from South African sources.

At present the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.

31.	Risk management activities (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

The Group entered into an interest rate swap in connection with the Mvela transaction. Full details of the interest rate swaps are provided in note 32.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

32.	Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arms-length transaction between willing parties. The estimated values of the Group’s financial instruments are:

	30 JUNE 2004		30 JUNE 2003
	Rm		Rm
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	4,134.5	4,134.5	1,040.8	1,040.8
Current portion of financial instruments	233.5	233.5	—	—
Accounts receivable	700.9	700.9	583.2	583.2
Non-current portion of financial instruments	442.6	442.6	—	—
Environmental Trust Fund	331.4	331.4	275.0	275.0
Investments	798.7	798.7	501.0	501.0
Financial liabilities
Accounts payable	1,756.6	1,756.6	1,439.4	1,439.4
Current portion of long-term liabilities	206.7	206.7	159.7	159.7
Long-term liabilities	1,428.6	1,428.6	164.2	164.2

	30 JUNE 2004		30 JUNE 2003
	US$million		US$million
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	656.3	656.3	133.6	133.6
Current portion of financial instruments	37.0	37.0	—	—
Accounts receivable	111.3	111.3	74.9	74.9
Non-current portion of financial instruments	70.3	70.3	—	—
Environmental Trust Fund	52.6	52.6	35.3	35.3
Investments	126.8	126.8	64.3	64.3
Financial liabilities
Accounts payable	278.9	278.9	184.7	184.7
Current portion of long-term liabilities	32.8	32.8	20.5	20.5
Long-term liabilities	226.8	226.8	21.1	21.1

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

32.	Fair value of financial instruments (continued)

Accounts receivable, accounts payable and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, Environmental Trust Fund and long and short-term liabilities

The fair value of publically traded instruments is based on quoted market values. The Environmental Trust Fund is stated at fair value based on the nature of the fund’s investments. Refer to note 19, for a discussion on the fair value of long and short-term liabilities.

Financial instruments

A discussion on the fair value of currency financial instruments and the interest rate swap continues in note 32.

Currency financial instruments

Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.

	Year ended 30 June
	2005	2006	2007	Total
Australian dollars/US Dollar
Call options:
Amount (US dollars) – 000’s	87 500	100 000	75 000	262 500
Average strike price (US$/AU$)	0.7670	0.7670	0.7670	0.7670

The marked-to-market value of the positions in the above table was a gain of R17.6 million (US$2.8 million) at 30 June 2004. The value was based on exchange rates of R/US$ 6.30 and US$/AU$0.6996 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended 30 June
	2005	Total
US dollars/rand
Forward exchange contracts:
Amount (US dollars) – 000’s	50 000	50 000
Average strike price (R/US$)	6.6368	6.6368

The forward purchase of US$50 million matured on 3 June 2004. This amount was extended to mature on 3 December 2004, resulting in a cash outflow of R100.0 million (US$16.0 million). The US$50.0 million was purchased to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects. The marked-to-market value of the position in the above table was a loss of R7.0 million (US$1.1 million) at 30 June 2004. The value was based on an exchange rate of R/US$6.30 and the prevailing interest rates and volatilities at the time. This loss has been accounted for in the income statement as an unrealised loss on financial instruments.

Interest rate swap:

In terms of the Mvela loan, GFI Mining South Africa (Pty) Limited pays Mvelaphanda Gold (Pty) Limited interest on the R4 139 million loan at a fixed rate, semi-annually. The interest rate was fixed with reference to the five-year rand swap rate, at 9.6179 per cent nominal annual compounded semi-annually plus a margin of 0.95 per cent. GFI Mining South Africa (Pty) Limited simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining South Africa (Pty) Limited is now exposed to the 3 month Jibar rate plus a margin of 1.025 per cent. The Jibar rate for the current quarter was fixed at 8.02 per cent.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

32. Fair value of financial instruments (continued)

For accounting purposes, the Mvela loan is split into a debt component and an equity component and accordingly the net present value of the future interest payments (R1 653.4 million) is classified as debt, while the balance (R2 453.6 million) is classified as equity. The marked-to-market value of the interest rate swap is a loss of R104.3 million at 30 June 2004. The fair value adjustment of the debt portion of the loan is a gain of R23.8 million at 30 June 2004, to which hedge accounting has been applied. In terms of hedge accounting, the liability that exists in the balance sheet is decreased accordingly and the gain of R23.8 million is taken to the income statement, partly offsetting the R104.3 million above. The net settlement gain on the swap for the year was R17.5 million, split R11.8 million which was taken to the income statement and R5.7 million which was allocated to the debt portion of the loan.The value was based on the prevailing interest rates and volatilities at the time.

33. Related party transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Pro-Drilling and Mining (Pty) Limited

Michael J. Prinsloo, Executive Vice President, South African Operations sits on the board of and owns 50 per cent of Pro-Drilling and Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa (Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields employed Pro-Drilling prior to Mr. Prinsloo joining Gold Fields. During fiscal 2004 Gold Fields paid Pro-Drilling a total of approximately R2.0 million (2003: R1.6 million).

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA’s Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.

Mvelaphanda Resources Limited

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the Board and a director of Mvelaphanda Resources Limited, or Mvela Resources.

On July 10, 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields’ precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe in tranches for ordinary shares in Mvela Resources at a 10 per cent premium to the five day weighted average trading price of such share on the JSE Securities Exchange South Africa.

Mvela Resources initially issued Gold Fields options to subscribe for linked units with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for ordinary shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In F2004 Gold Fields was issued with 521 812 options (F2003: 753 537 options).

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2004

33. Related party transactions (continued)

On 8 March 2004, shareholders of both Gold Fields Limited (“Gold Fields”) and Mvelaphanda Resources Limited (“Mvela Resources”) voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4 139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.

Following completion of the private placement Mvela Gold advanced a loan of R4 139 million (“the GFI- SA Loan”) to GFI Mining South Africa (Pty) Limited (“GFI-SA”), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1 349 million, mezzanine finance of R1 100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1 690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvelaphanda Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

The net proceeds will be applied to growth projects within South Africa and internationally. This will include the growth projects in Ghana and Australia of R1.6 billion (US$240 million), the Arctic Platinum project which requires capital expenditure of approximately US$260 million (R1.8 billion) where a decision is due by the end of this calendar year, as well as the Cerro Corona project which subject to completion of this acquisition, requires US$125 million (R0.9 billion) for its development. The drop down projects in South Africa, which access reserves below current infrastructure, could also be part funded from these proceeds.

Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.

Rand Refinery Limited

GFL Mining Services Limited has an agreement with Rand Refinery Limited, (“Rand Refinery”), in which Gold Fields holds a 33.1 per cent interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. On 21 November 2000, GFL Mining Services Limited (“GFLMS”) entered into an agreement with Rand Refinery in terms of which GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly- owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Gold Fields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

33. Related party transactions (continued)

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years materially indebted to Gold Fields.

SCHEDULE G

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL

1. INDEPENDENT REPORTING ACCOUNTANTS’ REPORT

PricewaterhouseCoopers Inc
Reg. no. 1998/012055/21
2 Eglin Road
Sunninghill 2157
Private Bag X36
Sunninghill 2157
South Africa
Telephone +27 (11) 797 4000
Facsimile +27 (11) 797 5800
www.pwc.com/za

October 25, 2004
The Directors
Gold Fields Limited
24 St. Andrews Road
Parktown
2193

Gentlemen

Report of the independent reporting accountants on the unaudited pro forma financial information of Gold Fields International (as defined herein) under International Financial Reporting Standards (“IFRS”)

On August 11, 2004, IAMGold Corporation (“IAMGold”) and Gold Fields Limited (“Gold Fields”) announced their intent to transfer to IAMGold all the assets of Gold Fields’ subsidiaries located outside the Southern African Development Community (“the Acquired Interests”). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests (“the Transaction”). As a result of the Transaction, IAMGold (to be named “Gold Fields International Limited” (“Gold Fields International”) upon the completion of the Transaction) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields on a fully diluted basis.

We report on the unaudited pro forma balance sheet and income statement set out in Schedule G and on the unaudited pro forma combined financial information (collectively “the pro forma financial information”) set out in section 3.12 of the Circular to shareholders of Gold Fields to be dated on or about October 29, 2004 (the “Circular”).

The unaudited pro forma financial information has been prepared for illustrative purposes to provide information about how the proposed Transaction would have affected the results of Gold Fields International for the year ended June 30, 2004. Because of its nature, the unaudited pro forma financial information may not give a fair reflection of Gold Fields International’s financial position nor the effect of income going forward.

At your request, and for purposes of the Circular, we present our report on the unaudited pro forma financial information of Gold Fields International in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (“JSE”).

Responsibilities

The directors of Gold Fields are solely responsible for the preparation of the unaudited pro forma financial information to which this independent reporting accountants’ report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to form an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the accounting records of Gold Fields International for the year ended June 30, 2004, considering the evidence supporting the adjustments to the unaudited pro forma financial information, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Gold Fields.

Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

In our opinion:

–	the unaudited pro forma financial information has been properly compiled on the basis stated;

–	such basis is consistent with the accounting policies of the Acquired Companies (as defined in the Circular) on an IFRS basis; and

–	the adjustments are appropriate for the purposes of the unaudited pro forma financial information in terms of Section 8.30 of the JSE Listings Requirements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (South Africa)
Registered Accountants and Auditors

Johannesburg

2. PRO FORMA CONDENSED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL (RAND)

GOLD FIELDS INTERNATIONAL
PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
Year ended June 30, 2004
(unaudited)

(Expressed in South African Rand unless otherwise stated)

	Note 4 (a)	Note 4 (b)	Note 4 (c)	Note 4 (d)	Note 4 (e)
	R mil	R mil	R mil	R mil	R mil
Revenue	4,301.9	713.1	—	—	5,015.0
Cost of sales	(3,349.3)	(742.0)	(22.8)	—	(4,114.1)

Operating profit	952.6	(28.9)	(22.8)	—	900.9
Investment income	28.5	—	—	—	28.5
Finance income	11.8	(3.8)	—	—	8.0
Share of profits from associate	—	90.8	—	(90.8)	—
Amortisation of goodwill	—	—	(221.6)	—	(221.6)
Unrealised gain on financial instruments	276.4	—	—	—	276.4
Realised gain on financial instruments	30.5	—	—	—	30.5
Other income	9.6	73.4	—	—	83.0
Exploration expense	(246.1)	(36.9)	—	—	(283.0)
Profit on sale of investments	21.5	—	—	—	21.5
Other	3.5	—	—	—	3.5

Profit before taxation	1,088.3	94.6	(244.4)	(90.8)	847.7
Mining and income tax	(403.7)	6.0	5.1	—	(392.6)

Profit after taxation	684.6	100.6	(239.3)	(90.8)	455.1
Minority shareholders’ interest	(155.7)	—	—	101.8	(53.9)

Net earnings	528.9	100.6	(239.3)	11.0	401.2

Earnings per share (cents)
Basic					80.7

Diluted					80.4

Weighted average number of shares outstanding (Note 5)
Basic					497,254,397
Diluted					499,196,025

GOLD FIELDS INTERNATIONAL
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2004
(unaudited)

(Expressed in South African Rand unless otherwise stated)

	Note 4 (f)	Note 4 (g)	Note 4 (h)	Note 4 (i)
	R mil	R mil	R mil	R mil
Assets
Non-current assets	5,979.2	2,705.7	2,485.8	11,170.7
Property, plant and equipment	5,155.2	2,178.5	(380.2)	6,953.5
Goodwill	—	—	2,866.0	2,866.0
Investments	381.4	527.2	—	908.6
Non-current portion of financial instruments	442.6	—	—	442.6
Current assets	3,108.0	626.2	—	3,734.2
Inventories	617.5	531.8	—	1,149.3
Accounts receivable	229.2	182.6	—	411.8
Deferred stripping cost	58.2	—	—	58.2
Current portion of financial instruments	233.5	—	—	233.5
Cash and cash equivalents	1,969.6	(88.2)	—	1,881.4

Total assets	9,087.2	3,331.9	2,485.8	14,904.9

Equity and liabilities
Shareholders’ equity	5,599.1	—	5,619.0	11,218.1
Minority interest	638.4	—	(417.5)	220.9
Non-current liabilities	2,129.2	496.3	—	2,625.5
Deferred taxation	742.4	389.3	—	1,131.7
Long-term liabilities	1,151.2	68.5	—	1,219.7
Long-term provisions	235.6	38.5	—	274.1
Current liabilities	720.5	119.9	—	840.4
Accounts payable	696.9	119.9	—	816.8
Taxation	23.6	—	—	23.6

Total equity and liabilities	9,087.2	616.2	5,201.5	14,904.9

Net asset value per share (cents)				2,256.0
Net tangible asset value per share (cents)				1,679.6

GOLD FIELDS INTERNATIONAL
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004
(unaudited)

(Expressed in South African Rands unless otherwise stated)

1.  BASIS OF PREPARATION

The unaudited pro forma condensed consolidated financial statements of Gold Fields International as at June 30, 2004 and for the year then ended have been prepared by management of Gold Fields after giving effect to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

–	A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the 12 months ended June 30, 2004 with the audited compiled consolidated income statement of the Acquired Companies for the year ended June 30, 2004.

–	A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited compiled consolidated balance sheet of the Acquired Companies as at June 30, 2004.

The pro forma condensed consolidated balance sheet has been prepared as if the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated income statement for the year ended June 30, 2004 has been prepared as if the Transaction had occurred on July 1, 2003.

It is management’s opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with IFRS applied on a basis consistent with Gold Fields’ policies. The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Gold Fields International which would have actually resulted had the Transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Acquired Companies and IAMGold as described above.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of the Acquired Companies for the year ended June 30, 2004 which are included in this Circular.

3.  BUSINESS ACQUISITIONS

On August 11, 2004, IAMGold and Gold Fields announced their intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non- assessable common shares (“IAMGold Shares”) to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the proposed Transaction, Gold Fields International will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

The Transaction will be accounted for as a reverse takeover transaction, with the Acquired Interests, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold’s assets and liabilities are fair valued and added to the Acquired Companies’ balance sheet at the date of the Transaction. The value of IAMGold’s outstanding shares before the Transaction is used to calculated the purchase price consideration. The value placed on one IAMGold Share was Cdn$7.86 per share, being IAMGold’s share price at the date of announcement. The actual purchase price under IFRS will only be determined based on the published share price of IAMGold at the date the control is established.

The preliminary allocation of the purchase price summarised in the table below is subject to change:

(South African Rand in millions)

Purchase price:
145,564,179 IAMGold Shares	5,473.1
Stock options of IAMGold	108.6

5,581.7
Net assets acquired:
Property, plant and equipment	2,178.5
Investments	527.2
Inventories	531.8
Accounts receivable	182.6
Cash and cash equivalents (after special dividend of Cdn$0.50 per IAMGold Share and transaction costs)	(88.2)
Long-term debt	(38.5)
Long-term provisions	(68.5)
Deferred income taxes	(389.3)
Accounts payable	(119.9)

2,715.7
Goodwill arising	2,866.0

5,581.7

The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	Extracted from the audited aggregated income statement of the Acquired Companies for the year ended June 30, 2004, on an IFRS basis.

(b)	Represents the unaudited consolidated statement of operations of IAMGold, on an IFRS basis, aggregated from the accounting records, for the 12 months ended June 30, 2004.

(c)	Amortisation of the fair value adjustment to the net assets of IAMGold and amortisation of goodwill arising on the reverse acquisition.

(d)	Represents minority shareholders’ interest in profits as if the Transaction was effective on July 1, 2003 and eliminating IAMGold’s share of profits in associates (Tarkwa and Damang mines).

(e)	Pro forma income statement of Gold Fields International after the Transaction, on an IFRS basis.

(f)	Extracted from the audited aggregated balance sheet of the Acquired Companies as at June 30, 2004, on an IFRS basis.

(g)	Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.5 per share (Rand348.2 million and Cdn$72.8 million in aggregate) and transaction costs.

(h)	Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders’ interest and to reverse 18.9% of the book value of property, plant and equipment included in the Acquired Companies as is recorded at fair value by IAMGold.

(i)	Pro forma balance sheet of Gold Fields International after the Transaction, on an IFRS basis.

(j)	No adjustment has been included for the potential additional IAMGold Shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5. PRO FORMA EARNINGS PER SHARE

(a)	Basic earnings per share

The average number of IAMGold Shares used in the computation of pro forma basic earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397

(b)	Diluted earnings per share

The average number of IAMGold Shares used in the computation of pro forma diluted earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397
Dilutive effect of IAMGold share options	1,941,628

Average number of IAMGold Shares outstanding, diluted	499,196,025

To calculate the dilutive effect of share options an average IAMGold Share price of Cdn$8.36 was assumed for the year ended June 30, 2004.

3. INDEPENDENT REPORTING ACCOUNTANTS’ REPORT

PricewaterhouseCoopers Inc
Reg. no. 1998/012055/21
2 Eglin Road
Sunninghill 2157
Private Bag X36
Sunninghill 2157 South Africa
Telephone +27 (11) 797 4000
Facsimile +27 (11) 797 5800
www.pwc.com/za

October 25, 2004
The Directors
Gold Fields Limited
24 St Andrews Road
Parktown
2193

Gentlemen

Report of the independent reporting accountants on the unaudited pro forma financial information of Gold Fields International (as defined herein) under Canadian generally accepted accounting principles (“Canadian GAAP”)

On August 11, 2004, IAMGold Corporation (“IAMGold”) and Gold Fields Limited (“Gold Fields”) announced their intent to transfer to IAMGold all the assets of Gold Fields located outside the Southern African Development Community (“the Acquired Interests”). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests (“the Transaction”). As a result of the Transaction, IAMGold (to be named “Gold Fields International Limited” (“Gold Fields International”) upon the completion of the Transaction) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields on a fully diluted basis.

We have read the accompanying unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004 and unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 and have performed the following procedures:

1.	Compared the figures in the columns captioned “Note 4 (a) and Note 4 (f)” to the audited consolidated financial statements of the Acquired Companies as at June 30, 2004 and for the year then ended, adjusted for Canadian GAAP differences. We found the figures to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

2.	Compared the figures in the column captioned “Note 4 (b)” to the Canadian GAAP unaudited consolidated statement of operations of IAMGold for the twelve month period ended June 30, 2004 and found them to be in agreement.

3.	Compared the figures in the column captioned “Note 4 (g)” to the fair value adjustments of identifiable assets and liabilities of IAMGold as compiled by IAMGold management.

4.	Made enquiries of certain officials of Gold Fields and IAMGold who have responsibility for financial and accounting matters about:

•	the basis for determination of the pro forma adjustments; and

•	whether the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

The officials:

•	described to us the basis of determination of the pro forma adjustments; and

•	stated that the pro forma condensed consolidated financial statements comply as to form in all material respects with the Acts and the related regulations.

5.	Read the notes to the pro forma condensed consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	In connection with the unaudited pro forma condensed consolidated statement of operations of Gold Fields International for the year ended June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Note 4 (a)” and “Note 4 (b)” and found the amounts in the column captioned “Note 4 (e)” to be arithmetically correct.

7.	In connection with the unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Note 4 (f)” and “Note 4 (g)” and found the amounts in the column captioned “Note 4 (i)” to be arithmetically correct.

These pro forma condensed consolidated financial statements are based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (South Africa)
Registered Accountants and Auditors

Johannesburg

4. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (US DOLLARS)

GOLD FIELDS INTERNATIONAL
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year ended June 30, 2004
(unaudited)

(Expressed in United States Dollars unless otherwise stated)

	Note 4 (a)	Note 4 (b)	Note 4 (c)	Note 4 (d)	Note 4 (e)
	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Revenue	623.5	105.0	—	—	728.5
Cost of sales	(483.8)	(108.1)	(3.3)	—	(595.2)
Exploration expense	(27.6)	(5.3)	—	—	(32.9)
Environmental rehabilitation interest charge	(0.5)	—	—	—	(0.5)

Operating profit	111.6	(8.4)	(3.3)	—	99.9
Investment income	4.1	—	—	—	4.1
Finance income	2.2	(0.6)	—	—	1.6
Share of profits from associate	—	13.2	—	(13.2)	—
Amortisation of goodwill	—	—	—	—	—
Unrealised gain on financial instruments	40.1	—	—	—	40.1
Realised gain on financial instruments	4.4	—	—	—	4.4
Other income	1.4	10.6	—	—	12.0
Profit on sale of investments	3.1	—	—	—	3.1
Other	0.5	—	—	—	0.5

Profit before taxation	167.4	14.8	(3.3)	(13.2)	165.7
Mining and income tax	(59.0)	0.8	0.7	—	(57.5)

Profit after taxation	108.4	15.6	(2.6)	(13.2)	108.2
Minority shareholders’ interest	(22.7)	—	—	14.8	(7.9)

Net earnings	85.7	15.6	(2.6)	1.6	100.3

Earnings per share (cents)
Basic					20.2

Diluted					20.1

Weighted average number of shares outstanding (Note 5)
Basic					497,254,397
Diluted					499,196,025

GOLD FIELDS INTERNATIONAL
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2004
(unaudited)

(Expressed in United States Dollars unless otherwise stated)

	Note 4 (f)	Note 4 (g)	Note 4 (h)	Note 4 (i)
	US$ mil	US$ mil	US$ mil	US$ mil
Assets
Non-current assets	887.8	430.7	351.0	1,669.5
Property, plant and equipment	767.0	345.7	(60.0)	1,052.7
Goodwill	—	—	411.0	411.0
Investments	50.6	85.0	—	135.6
Non-current portion of financial instruments	70.2	—	—	70.2
Current assets	493.3	98.0	—	591.3
Inventories	98.0	84.4	—	182.4
Accounts receivable	36.4	27.7	—	64.1
Deferred stripping cost	9.2	—	—	9.2
Current portion of financial instruments	37.1	—	—	37.1
Cash and cash equivalents	312.6	(14.1)	—	298.5

Total assets	1,381.1	528.7	351.0	2,260.8

Equity and liabilities
Shareholders’ equity	844.2	—	841.3	1,685.5
Minority interest	101.3	—	(59.6)	41.7
Non-current liabilities	321.3	78.8	—	400.1
Deferred taxation	98.7	61.8	—	160.5
Long-term liabilities	182.7	10.9	—	193.6
Long-term provisions	39.9	6.1	—	46.0
Current liabilities	114.3	19.2	—	133.5
Accounts payable	110.6	19.2	—	129.8
Taxation	3.7	—	—	3.7

Total equity and liabilities	1,381.1	98.0	781.7	2,260.8

Net asset value per share (cents)				339
Net tangible asset value per share (cents)				256

GOLD FIELDS INTERNATIONAL
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004
(unaudited)

(Expressed in United States Dollars unless otherwise stated)

1. BASIS OF PREPARATION

The unaudited pro forma condensed consolidated financial statements of Gold Fields International as at June 30, 2004 and for the year then ended have been prepared by management of Gold Fields after giving effect to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

•	A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the 12 months ended June 30, 2004 with the audited compiled consolidated statement of operations of the Acquired Companies for the year ended June 30, 2004.

•	A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited compiled consolidated balance sheet of the Acquired Companies as at June 30, 2004.

The pro forma condensed consolidated balance sheet has been prepared as if the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been prepared as if the Transaction had occurred on July 1, 2003.

It is management’s opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applied on a basis consistent with Gold Fields’ policies, adjusted for Canadian GAAP. The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Gold Fields International which would have actually resulted had the proposed Transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Acquired Companies and IAMGold as described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of the Acquired Companies for the year ended June 30, 2004 which are included in this Circular. The accounting policies have been adjusted for Canadian GAAP differences and the necessary adjustments have been recorded in the financial information.

3. BUSINESS ACQUISITIONS

On August 11, 2004, IAMGold and Gold Fields announced their intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non- assessable common shares (“IAMGOLD Shares”) to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the proposed Transaction, Gold Fields International will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

The Transaction will be accounted for as a reverse takeover transaction, with the Acquired Interests, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold’s assets and liabilities are fair valued and added to the Acquired Companies’ balance sheet at the date of the Transaction. The value of IAMGold’s outstanding shares before the

Transaction is used to calculated the purchase price consideration. The value placed on one IAMGold Share was Cdn$7.47 per share, being IAMGold’s share price at the date of announcement with a 5% transaction cost allowance.

The preliminary allocation of the purchase price summarised in the table below is subject to change:

(United States Dollars in millions)

Purchase price:
145,564,179 IAMGold Shares	825.3
Stock options of IAMGold	16.4

841.7
Net assets acquired:
Property, plant and equipment	345.7
Investments	85.0
Inventories	84.4
Accounts receivable	27.7
Cash and cash equivalents (after special dividend of Cdn$0.50 per IAMGold Share and transaction costs)	(14.1)
Long-term debt	(10.9)
Long-term provisions	(6.1)
Deferred income taxes	(61.8)
Accounts payable	(19.2)

430.7
Goodwill arising	411.0

841.7

The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.    PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	Extracted from the audited consolidated income statement of the Acquired Companies for the year ended June 30, 2004, adjusted for Canadian GAAP differences.

(b)	Represents the Canadian GAAP unaudited consolidated statement of operations of IAMGold, aggregated from the accounting records, for the 12 months ended June 30, 2004.

(c)	Amortisation of the fair value adjustment to the net assets of IAMGold arising on the reverse acquisition.

(d)	Represents minority shareholders’ interest in profits as if the Transaction was effective on July 1, 2003 and eliminating IAMGold’s share of profits in associates (Tarkwa and Damang mines).

(e)	Pro forma income statement of Gold Fields International after the Transaction, on a Canadian GAAP basis.

(f)	Extracted from the audited consolidated balance sheet of the Acquired Companies as at June 30, 2004, adjusted for Canadian GAAP differences.

(g)	Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.50 per share (Cdn$72.8 million in aggregate) and transaction costs.

(h)	Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders’ interest and to reverse 18.9% of the book value of property, plant and equipment already included in the Acquired Interests as is recorded at fair value by the Acquired Interests following the Transaction.

(i)	Pro forma balance sheet of Gold Fields International after the Transaction, on a Canadian GAAP basis.

(j)	No adjustment has been included for the potential additional IAMGold Shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5.  PRO FORMA EARNINGS PER SHARE

(a)	Basic earnings per share

The average number of IAMGold Shares used in the computation of pro forma basic earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397

(b)	Diluted earnings per share

The average number of IAMGold Shares used in the computation of pro forma diluted earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397
Dilutive effect of IAMGold share options	1,941,628

Average number of IAMGold Shares outstanding, diluted	499,196,025

To calculate the dilutive effect of share options an average IAMGold Share price of Cdn$8.36 was assumed for the year ended June 30, 2004.

SCHEDULE H

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS LIMITED

1. INDEPENDENT REPORTING ACCOUNTANTS’ REPORT

PricewaterhouseCoopers Inc
Reg. no. 1998/012055/21
2 Eglin Road
Sunninghill 2157
Private Bag X36
Sunninghill 2157
South Africa
Telephone +27 (11) 797 4000
Facsimile +27 (11) 797 5800
www.pwc.com/za

October 25, 2004
The Directors
Gold Fields Limited
24 St. Andrews Road
Parktown
2193

Gentlemen

Report of the independent reporting accountants on the unaudited pro forma financial information of Gold Fields Limited under International Financial Reporting Standards (“IFRS”)

On August 11, 2004, IAMGold Corporation (“IAMGold”) and Gold Fields Limited (“Gold Fields”) announced their intent to transfer to IAMGold all the assets of Gold Fields’ subsidiaries located outside the Southern African Development Community (“the Acquired Interests”). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests (“the Transaction”). As a result of the Transaction, IAMGold (to be renamed “Gold Fields International Limited”) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

We report on the unaudited pro forma balance sheet and income statement set out in Schedule H and on the unaudited financial effects (collectively “the pro forma financial information”) set out in section 4.5 of the circular to shareholders of Gold Fields to be dated on or about October 29, 2004 (“the Circular”).

The unaudited pro forma financial information has been prepared for illustrative purposes only, to provide information about how the Transaction would have affected the consolidated financial results and position of Gold Fields. Because of its nature, the unaudited pro forma financial information may not give a fair reflection of Gold Fields’ financial position after the Transaction nor the effect on income going forward.

At your request, and for purposes of the Circular, we present our report on the unaudited pro forma financial information of Gold Fields in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (“JSE”).

Responsibilities

The directors of Gold Fields are solely responsible for the preparation of the unaudited pro forma financial information to which this independent reporting accountants’ report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to form an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the published financial results of Gold Fields for the year ended June 30, 2004, considering the evidence supporting the adjustments to the unaudited pro forma financial information, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Gold Fields.

Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

In our opinion:

•	the unaudited pro forma financial information has been properly compiled on the basis stated;

•	such basis is consistent with the accounting policies of Gold Fields on an IFRS basis; and

•	the adjustments are appropriate for the purposes of the unaudited pro forma financial information in terms of Section 8.30 of the JSE Listings Requirements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (South Africa)
Registered Accountants and Auditors

Johannesburg

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS LIMITED

GOLD FIELDS LIMITED
PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
Year ended June 30, 2004
(unaudited)

(Expressed in South African Rand unless otherwise stated)

					Pro forma
	Before				after
	Note 4 (a)	Note 4 (b)	Note 4 (c)	Note 4 (d)	Note 4 (e)
	R mil	R mil	R mil	R mil	R mil
Turnover	11,772.8	713.1	—	—	12,485.9
Working costs	(9,457.7)	(557.6)	—	—	(10,015.3)
Depreciation and amortisation	(1,236.3)	(184.4)	(22.8)	—	(1,443.5)

Operating profit	1,078.8	(28.9)	(22.8)	—	1,027.1
Other income	38.4	73.4	—	—	111.8
Amortisation of goodwill	—	—	(221.6)	—	(221.6)
Share of profits of associate	—	90.8	—	(90.8)	—
Investment income	130.8	—	—	—	130.8
Unrealised gain on financial instruments	189.0	—	—	—	189.0
Realised loss on financial instruments	(60.0)	—	—	—	(60.0)
Exploration expense	(196.5)	(36.9)	—	—	(233.4)
Impairment of assets	(426.2)	—	—	—	(426.2)
Profit on sale of investments	95.6	—	—	—	95.6
Profit on sale of mineral rights	187.2	—	—	—	187.2
Retirement health care obligation	(5.0)	—	—	—	(5.0)
Write-off of mineral rights	(24.8)	—	—	—	(24.8)
Other expenses	(2.5)	—	—	—	(2.5)
Finance income/(charge)	(26.8)	(3.8)	—	—	(30.6)

Profit before taxation	978.0	94.6	(244.4)	(90.8)	737.4
Mining and income tax	(60.5)	6.0	5.1	—	(49.4)

Profit after taxation	917.5	100.6	(239.3)	(90.8)	688.0
Minority shareholders’ interest	(149.9)	—	71.8	(91.0)	(169.1)

	767.6	100.6	(167.5)	(181.8)	518.9
Earnings per share (cents)	158.0				107.0
Earnings per share adjusted for the effects of IFRS 3 (cents)	158.0				139.0
Headline earnings per share (cents)	157.0				139.0

GOLD FIELDS LIMITED
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2004
(unaudited)

(Expressed in South African Rand unless otherwise stated)

					Pro forma
	Before				after
	Note 4 (f)	Note 4 (g)	Note 4 (h)	Note 4 (i)	Note 4 (j)
	R mil	R mil	R mil	R mil	R mil
Assets
Non-current assets	17,403.7	2,705.7	2,485.8	69.0	22,664.2
Property, plant and equipment	15,828.5	2,178.5	(380.2)	—	17,626.8
Investment in associate	2.5	—	—	—	2.5
Non-current assets	331.4	—	—	—	331.4
Goodwill	—	—	2,866.0	69.0	2,935.0
Investments	798.7	527.2	—	—	1,325.9
Non-current portion of financial instruments	442.6	—	—	—	442.6
Current assets	5,799.3	626.2	—	(69.0)	6,356.5
Inventories	672.2	531.8	—		1,204.0
Accounts receivable	700.9	182.6	—	—	883.5
Deferred stripping costs	58.2	—	—	—	58.2
Current portion of financial instruments	233.5	—	—	—	233.5
Cash and cash equivalents	4,134.5	(88.2)	—	(69.0)	3,977.3

Total assets	23,203.0	3,331.9	2,485.8	—	29,020.7

Liabilities and equity
Shareholders’ equity	14,949.3	—	2,253.6	—	17,202.9
Minority shareholders’ interest	662.9	—	2,947.9	—	3,610.8
Non-current liabilities	5,538.2	496.3	—	—	6,034.5
Deferred taxation	3,336.1	389.3	—	—	3,725.4
Long-term loans	1,428.6	68.5	—	—	1,497.1
Long-term provisions	773.5	38.5	—	—	812.0
Current liabilities	2,052.6	119.9	—	—	2,172.5
Accounts payable	1,756.6	119.9	—	—	1,876.5
Taxation	89.3	—	—	—	89.3
Current portion of long-term liabilities	206.7	—	—	—	206.7

Total equity and liabilities	23,203.0	616.2	5,201.5	—	29,020.7

Net asset value per share (cents)	3,042.0				3,500.0
Net tangible asset value per share (cents)	3,042.0				2,903.0

GOLD FIELDS LIMITED
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004
(unaudited)

(Expressed in South African Rands unless otherwise stated)

1.	BASIS OF PREPARATION

The unaudited pro forma condensed consolidated financial statements of Gold Fields as at June 30, 2004 and for the year then ended have been prepared by management after giving effect to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

–	A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the twelve months ended June 30, 2004 with the audited consolidated income statement of Gold Fields for the year ended June 30, 2004.

–	A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited consolidated balance sheet of Gold Fields as at June 30, 2004.

The pro forma condensed consolidated balance sheet as at June 30, 2004 has been prepared as if the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated income statement for the year ended June 30, 2004 has been prepared as if the Transaction had occurred on July 1, 2003.

It is management’s opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with International Financial Reporting Standards applied on a basis consistent with Gold Fields’ policies.

The unaudited pro forma financial information is provided for illustrative purposes only in order to illustrate the effects of the Transaction on Gold Fields’ results and financial position. Due to the nature of the unaudited pro forma financial information, it may not give a fair reflection of Gold Fields’ financial position or income going forward after the Transaction. The unaudited pro forma financial information is the responsibility of the directors of Gold Fields.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of Gold Fields for the year ended June 30, 2004.

3.	BUSINESS ACQUISITIONS

On August 11, 2004, IAMGold and Gold Fields announced their intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non-assessable common shares (“IAMGold Shares”) to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the proposed Transaction, the combined IAMGold and the Acquired Interests will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

The business combination will be accounted for by the purchase method. As a result, IAMGold’s assets and liabilities are fair valued and added to Gold Fields’ balance sheet at the date of the Transaction. The value of IAMGold’s outstanding shares before the Transaction is used to calculate the purchase price consideration. The value placed on one IAMGold Share was Cdn$7.86 per share, being IAMGold’s share price at the date of announcement. The actual purchase price under IFRS will only be determined based on the published share price of IAMGold at the date the control is established.

The preliminary allocation of the purchase price summarised in the table below is subject to change:

(South African Rand in millions)

Purchase price:
145,564,179 IAMGold Shares	5,473.1
Stock options of IAMGold	108.6

5,581.7
Net assets acquired:
Property, plant and equipment	2,178.5
Investments	527.2
Inventories	531.8
Accounts receivable	182.6
Cash and cash equivalents (after special dividend of Cdn$0.50 per IAMGold Share and transaction costs)	(88.2)
Long-term debt	(38.5)
Long-term provisions	(68.5)
Deferred income taxes	(389.3)
Accounts payable	(119.9)

2,715.7
Goodwill arising	2,866.0

5,581.7

The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	Extracted from the audited consolidated financial statements of Gold Fields for the year ended June 30, 2004, on an IFRS basis.

(b)	Represents the unaudited consolidated statement of operations of IAMGold, on an IFRS basis, aggregated from the accounting records, for the 12 months ended June 30, 2004.

(c)	Amortisation of the fair value adjustment to the net assets of IAMGold and amortisation of goodwill arising on the acquisition.

(d)	Represents minority shareholders’ interest in profits as if the Transaction was effective on July 1, 2003 and eliminating IAMGold’s share of profits in associates (Tarkwa and Damang mines).

(e)	Pro forma financial effects on income statement of Gold Fields after the Transaction, on an IFRS basis.

(f)	Extracted from the audited consolidated financial statements of Gold Fields as at June 30, 2004, on an IFRS basis.

(g)	Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.50 per share (Rand348.2 million and Cdn$72.8 million in aggregate) and transactions costs.

(h)	Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders’ interest and to reverse 18.9% of the book value of property, plant and equipment included in the Acquired Interests as is recorded at fair value by IAMGold.

(i)	Accounting for Gold Fields transaction costs paid in cash.

(j)	Pro forma financial effects on balance sheet of Gold Fields after the Transaction, on an IFRS basis.

(k)	No adjustment has been included for the potential additional IAMGold Shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

SCHEDULE I

DIRECTLY ACQUIRED COMPANIES, LISTED DIRECTLY ACQUIRED INTERESTS AND INDIRECTLY ACQUIRED COMPANIES

1.	Directly Acquired Companies

	Name of Company	Jurisdiction

Part 1 – Orogen
	Orogen Holding (BVI) Limited	B.V.I.

Part 2 – GFG Directly Held Companies
	Gold Fields Bolivia SRL	Bolivia
	Gold Fields Do Brasil Mineração	Brazil
	Gold Fields Ecuador Ltd.	Guernsey
	Minera Gold Fields Peru SA	Peru
	Gold Fields Mexico SA de CV	Mexico
	Gold Fields Uzbekistan Ltd.	B.V.I.

Part 3 – Ghana JV Companies
	Gold Fields Ghana Limited	Ghana
	Abosso Goldfields Limited	Ghana

2.	Listed Directly Acquired Interests

Name of Company
Bolivar Gold Corp.
Committee Bay Resources Ltd.
CMQ Resources Inc.

3.	Indirectly Acquired Companies

	Name of Company	Jurisdiction
	Gold Fields Fujian (BVI) Ltd.	B.V.I.
	Gold Fields China BVI Ltd.	B.V.I.
	Minsaco Exploration Pty Ltd	Australia
	Gold Fields Exploration BV	Netherlands
	Sino Gold Fields SPD Ltd.	B.V.I.
	Gold Fields Guinea (BVI) Ltd.	B.V.I.
	Gold Fields Corona (BVI) Limited	B.V.I.
	Gold Fields Australasia Ltd.	B.V.I.
	Gold Fields Metals BV	Netherland Antilles
	Gold Fields Latin America (BVI) Ltd.	B.V.I.
	Amarro NV	Netherland Antilles
	Minsaco Biox Pty Ltd.	Australia
	El Callao Holdings AVV	Aruba
	Gold Fields Finance Euro BVI Ltd.	B.V.I.
	Gold Fields Finance Dollar BVI Ltd.	B.V.I.
	Gold Fields Exploration & Mining (BVI) Ltd.	B.V.I.
	Sino Gold Fields SEL Ltd.	B.V.I.
	Orogen Investment S.A. Luxembourg	Luxembourg
	Felstone Investments Pty Ltd	Australia
	Cudgen Resources Pty Ltd	Australia
	Enarotali Gold Project Limited	Australia

I-1

Name of Company	Jurisdiction
Dikiya Gold Project Limited	Australia
PT Nabire Bakti Mining	Indonesia
PT Siriwo Mining	Indonesia
Gold Fields Ghana Exploration BV	Netherlands
Montagu BV	Netherlands
Gold Fields Minière SARL	French Guiana
Gyata Exploration Ltd.	Ghana
Gold Fields Chile LTDA	Chile
Gold Fields Exploration Inc. USA	Delaware
Biomin Technologies	Switzerland
Gold Fields International Services Ltd.	U.K.
Gold Fields Finland OY	Finland
Gold Fields Arctic Platinum OY	Finland
Minera Gold Fields S.A.	Peru
Gold Fields Australia Pty Ltd.	Australia
St. Ives Gold Mining Co Pty Ltd.	Australia
Gold Fields Australasia Pty Ltd.	Australia
Agnew Gold Mining Co Pty Ltd.	Australia

I-2

SCHEDULE J

TECHNICAL GLOSSARY

1.	JORC DEFINITIONS

The definitions of ore reserves under the JORC Code are as follows:

“ore reserve” means the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

“probable ore reserve” means the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

“proved ore reserve” means the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in schedule C of the Circular, such terms have the foregoing meanings.

The definitions of mineral resources under the JORC Code are as follows:

“indicated mineral resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

“inferred mineral resource” means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

“measured mineral resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

“mineral resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in schedule C of the Circular, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, and the Damang gold mine, the St. Ives gold mine and the Agnew gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein

2.	TECHNICAL GLOSSARY

“aircore” means target generation drilling technique used in the weathered zone.

“albite” means a sodium bearing feldspar mineral: NaAlSi3O8.

“alluvial” means pertaining to a sedimentary deposit deposited by a river.

“amphibole” means a group of ferromagnesian minerals characterised by a molecular structure of a double chain of silica tetrahedra.

“ankerite” means a calcium-iron carbonate mineral: CaFe (CO3)2.

“anticline” means a convex fold in rock, the central part of which contains the oldest rock.

“antiform” means a convex fold in rock where the relative ages of the constituent rocks are unknown.

“Archaean” means that period of geological time prior to 2.5 million years before present; the earlier part of the Precambrian Era.

“argillaceous” means applied to rocks or substances composed of clay minerals, or having a notable portion of clay in their composition.

“assay” means the chemical analysis of mineral samples to determine the metal content.

“auriferous” means bearing gold.

“backfill” means material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long term stability of excavations and to minimize the effects of seismic activity.

“banded iron formation” means a rock that consists of alternating bands of iron-rich minerals, generally hematite, and chert or fine grained quartz.

“batter angle” means slope from bottom to top of the face of a wall.

“bedrock” means the solid rock that underlies gravel, soil, or other superficial material.

“breccia” means a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix.

“calcite” means a calcium carbonate mineral: CaCO3.

“capital expenditure” means specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure.

“carbon-in-leach” means the recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. This process is typically employed where there is a naturally occurring gold adsorbent in the ore.

“carbon-in-pulp” means the recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.

“cash costs” means namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges.

“chalcopyrite” means a copper-iron sulphide mineral: CuFeS2.

“chlorite” means (Mg,Fe)3(Si,Al)4O10(OH2).(Mg,Fe)3(OH)6, an important group of sheet silicates found in metamorphic, sedimentary and altered igneous rocks.

“clast” means a particle of rock or single crystal which has been derived by weathering and erosion.

“composite” means combining more than one sample result to give an average result over a larger distance.

“concentrate” means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

“conglomerate” means a detrital sedimentary rock composed of rounded or sub-angular pebbles or cobbles in a finer grained matrix of siltstone or sandstone.

“craton” means a part of the Earth’s crust that has attained stability and has been little deformed for a long period of geological time.

“crushing” means initial process of reducing ore particle size to render it more amenable for further processing.

“cumulate” means any igneous rock formed by the accumulation of crystals settling out of a magma.

“cut-back” means the extension of an open pit mine by moving the pit wall to access additional ore.

“cyanidation” means extraction of gold or silver from crushed ore by dissolving the metal in a weak solution of sodium cyanide.

“decline” means a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards.

“development” means underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising.

“dewatering” means the removal of water from a drowned shaft, waterlogged workings or an aquifer to allow the commencement or sustainment of mining.

“diamond drill” means a rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections.

“dilution” means waste which is unavoidably mined with ore.

“dip” means angle of inclination of a geological feature/rock from the horizontal.

“drill-hole” means method of sampling rock that has not been exposed.

“dyke” means a tabular, vertical to sub-vertical body of igneous rock formed by the injection of magma into planar zones of weakness.

“elution” means the chemical process of desorbing gold from activated carbon.

“Eocene” means an epoch of the Palaeogene, 56.5 – 35.4 Ma.

“epiclastic” means descriptive of sedimentary material redeposited from an existing sediment.

“epidote” means a group of minerals commonly formed by low temperature metamorphism of igneous or sedimentary rocks: Ca2(Fe,Al)3(SiO4)3(OH).

“erosion” means the wearing-away of soil and rock by weathering, mass wasting, and the action of streams, glaciers, waves, wind and underground water.

“face” means the end of a drift, crosscut or stope at which work is taking place.

“facies” means a rock unit defined by its composition, internal geometry and formation environment.

“fall of ground” means a partial or complete collapse of the fabric of an underground mine.

“fault” means a discontinuity surface across which there has been shear displacement.

“felsic” means the amount of light-coloured minerals in an igneous rock.

“fluvial” means pertaining to the processes and actions of a river or stream.

“fold” means plastic deformation of previously horizontal rock strata.

“foliation” means a repeated or penetrative planar feature in a rock.

“footwall” means the underlying side of an orebody or stope.

“gabbro” means a coarse grained intrusive mafic igneous rock similar in composition to basalt.

“galena” means a lead sulphide mineral: PbS.

“garnet” means cubic mineral with the general formula A32+B23+Si3O12 where A = magnesium, iron, manganese or calcium and B = aluminum, iron or, rarely, chromium.

“grade” means the measure of concentration of gold or other valuable metal within mineralised rock.

“Granite” means a coarse grained igneous rock composed of quartz and alkali feldspar with small amounts of plagioclase, biotite and hornblende.

“granite” means a coarse-grained intrusive igneous rock in which quartz makes up 10% to 50% of the felsic components.

“granitoid” means a term for any granitic rock.

“granodiorite” means a coarse grained igneous rock composed dominantly of sodic plagioclase, alkali feldspar, quartz and small amounts of dark-coloured minerals.

“greenschist” means a metamorphic facies of low-grade regional metamorphism of temperature range 300°–500°C.

“greenstone” means a field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite.

“greywacke” means term for an immature sandstone with <15% clay minerals.

“gyroscopic survey” means a survey conducted using a non-magnetic gyroscopic tool oriented to known survey co-ordinates on the surface.

“hanging wall” means the overlying side of an orebody of stope.

“haulage” means a horizontal underground excavation which is used to transport mined ore.

“head grade” means the average grade of ore fed to a mill/plant.

“HQ” means a letter name specifying the dimensions of bits, core barrels and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

“hydrothermal” means the process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or fractures.

“igneous” means a primary crystalline rock formed by the solidification of magma.

“intermediate” means a rock with <10% quartz plus alkali and plagioclase feldspars.

“intrusive” means pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface.

“isoclinal” means descriptive of a fold where the adjacent limbs are parallel.

“Jurassic” means the middle period of the Mesozoic, 208.0–145.6 Ma.

“kriging” means an interpolation method of assigning values from samples to blocks that minimises the estimation error.

“leaching” means dissolution of gold from crushed and ground material.

“level (mining level)” means horizontal tunnel the primary purpose is the transportation of personnel and materials.

“lineament” means a major, linear, topographic feature of regional extent of structural or volcanic origin.

“lineation” means a repeated of penetrative linear structure in a rock mass.

“lithological” means geological description pertaining to different rock-types.

“LoM plans” means Life-of-Mine plans.

“mafic” means an igneous rock composed chiefly of ferromagnesian minerals and feldspars.

“magnetite” means an iron oxide mineral of the spinel group: Fe3O4.

“massive” means does not have a fabric.

“metamorphism” means structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes.

“milling” means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

“mineralised” means rock in which minerals have been introduced to the point of a potential ore deposit.

“muscovite” means a common white mica mineral: KAl2(Si3Al)O10(OH,F)2.

“NQ” means a letter name specifying the dimensions of bits, core barrels and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

“nugget effect” means the measure of the inherent randomness of a grade distribution.

“olivine” means a group of common ferromagnesian minerals characterised by a molecular structure of isolated silica tetrahedra: (Mg,Fe)SiO4.

“open pit” means a mine working or excavation open to the surface.

“open” means a fold with an interlimb angle between 70° and 120°.

“ordinary kriging” means a common type of kriging used when sampling information is relatively dense.

“ore” means a mixture of minerals, host rock and waste material which is expected to be mineable at a profit.

“Permian” means the youngest period of the Palaeozoic, 290.0–245.0 Ma.

“pillar” means rock left behind to help support the excavations in an underground mine.

“placer” means a concentration of heavy minerals in a fluvial system.

“plunge” means the inclination of a fold axis or other linear feature, measured in the vertical plane.

“porphyry” means igneous rock with phenocrysts in fine-grained or glassy matrix.

“Proterozoic” means the era of geological time between 2.5 billion and 570 million years ago.

“proximal” means near to a source.

“pyrite” means an iron sulphide mineral: FeS2.

“pyrrhotite” means an iron sulphide mineral: Fe1-xS.

“quartz” means crystalline silica, one of the commonest minerals: SiO2.

“Quaternary” means the most recent subperiod of the Cainozoic 1.64 Ma–present.

“recovery” means the percentage of valuable constituent derived from an ore; a measure of mining or extraction efficiency.

“regolith” means the superficial layer of loose, unconsolidated material which overlies bedrock over much of the land surface.

“reverse/thrust fault” means fault in which hanging wall moves upwards relative to the footwall.

“reverse circulation” means the circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air or gas down the borehole outside the drill rods and upward inside the drill rods.

“rheological” means flow and deformation of materials.

“run of the mine” means the raw mined material as it is delivered by the mine cars, skips or conveyors and prior to treatment of any sort.

“sedimentary” means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

“seismic” means earthquake or earth vibration including those artificially induced means.

“selvage” means the marginal zone of an igneous mass, characterised by a fine-grained or glassy texture.

“sericite” means a white, fine grained variety of muscovite: KAl2(Si3Al)O10(OH,F)2.

“shaft” means an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

“shale” means a fine grained detrital sedimentary rock formed by the compaction of clay, silt or mud which splits easily along its bedding planes.

“shear” means a fault that developed with a significant amount of ductile deformation of the rock mass it transgresses.

“sill” means a tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

“stockwork” means a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

“stope” means underground void created by mining.

“stratigraphy” means the science of rock strata.

“strike” means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

“stripping” means, in chemical extraction of minerals, treatment of pregnant solution to remove dissolved values.

“stripping ratio” means the unit amount of overburden that must be removed to gain access to a unit amount of ore or mineral material.

“sulphide” means sulphur bearing mineral.

“supergene” means referring to mineral deposits or enrichments formed by descending solutions.

“surface sources” means ore sources, usually dumps, tailings dams and stockpiles, located at the surface.

“sustaining capital” means capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure.

“syncline” means a concave fold in rock, the central part of which contains the youngest rock.

“tailings” means processed waste material left after extraction of most of the economic components.

“talc” means a sheet silicate mineral commonly found in metamorphosed ultramafic rock: Mg3Si4O10(OH)2.

“Tectonic” means descriptive of a structure produced by deformation or relating to a major Earth structure and its formation.

“tectonic” means the forces involved in, or the resulting structures of, tectonics.

“terrane” means a region of the crust with well-defined margins, which differs significantly in tectonic evolution from neighbouring regions.

“Tertiary” means a period of the Cainozoic comprising the Palaeocene to Pliocene, 65.0–1.64 Ma means.

“thrust” means overriding movement.

“tight (fold)” means a fold with a small angle between its limbs.

“tuff” means a general term for all consolidated pyroclastic rocks.

“ultramafic” means an igneous rock composed of ferromagnesian minerals to the exclusion of quartz and feldspars.

“vein” means a sheet-like or tabular, discordant, mineralised body formed by complete or partial infilling of a fracture within a rock.

“volcaniclastic” means containing volcanic material.

“waste” means the part of an ore deposit that is too low in grade to be of economic value at the time of mining, but which may be stored separately for possible treatment later.

“Yilgarn Craton” means stable interior of the continental plate, unaffected by plate margin activity since the Precambrian.

3.	ABBREVIATIONS

	Ag	Silver
	ANFO	Ammonium Nitrate Fuel Oil
	Au	Gold
	AusIMM	Australian Institute of Mining and Metallurgy
	CIL	Carbon-in-leach
	CIP	Carbon-in-pulp
	CoG	Cut-off Grade
	CPI	Consumer Price Index
	DCF	Discounted Cash Flow
	EIA	Environmental Impact Assessment
	EMP	Environmental Management Programme
	EMS	Environmental management system
	FIFO	Fly-In-Fly-Out
	FoG	Fall of Ground
	FY	Financial Year
	ILR	Intensive Leach Reactor
	ITR	Independent Technical Report
	JV	Joint Venture
	LHD	Load Haul Dump (underground mechanised mining machine)
	LoM plan	Life-of-Mine plan
	SIFR	Serious Injury Frequency Rate, quoted in Mmhrs
	MCF	Mine Call Factor
	Mmhrs	Million man hours
	NAV	Net Asset Value
	NoI	Notice of Intent
	NPV	Net Present Value
	NSR	Net smelter return
	op	Open pit
	PWDP	Planned Within Design Pit
	P	Planned

	P80	80% Probability
	PAI	Planned Above Infrastructure
	QA-QC	Quality assurance – quality control
	QP	Qualified Person
	RC	Reverse Circulation
	RoM	Run-of-Mine
	SAG	Semi-autogenous grinding
	SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves
	SBP	Strategic Business Plan
	SPQ	Single Persons’ Quarters
	SS	Surface Sources
	TEC	Total Employees Costed
	TEP	Technical Economic Projection
	UHR	Uphole Retreat Stoping
	UP	Unplanned
	UPBI	Unplanned Below Infrastructure
	UPODP	Unplanned Outside of Design Pit
	WACC	Weighted Average Cost of Capital
	WRC	Water and Rivers Commission
	WRD	Waste Rock Dump
	YTD	Year to Date

4.	UNITS

	bcm	bank cubic metres
	cm	a centimetre
	g	grams
	Ga	a billion years
	g/t	grams per metric ton – gold concentration
	GBP	Great Britain Pound
	Ha	a Hectare
	kg	a kilogram
	km	a kilometre
	km2	a square kilometre
	koz	a thousand ounces
	kt	a thousand metric tons
	ktpa	a thousand metric tons per annum
	ktpm	a thousand tons per month
	m	a metre
	m2	a square meter
	m3	a cubic meter
	Ml	a million litres
	mm	a millimeter
	Moz	a million ounces
	Mt	a million tons
	mtpa	a million tons per annum
	oz	a fine troy ounce equalling 31.10348 grams
	ppm	parts per million
	t	a metric ton
	°	degrees
	´	minutes
	%	percentage

(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI      ISIN: ZAE000018123
(“Gold Fields”)

NOTICE OF GENERAL MEETING

Notice is hereby given that the General Meeting will be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004, at the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, South Africa to consider and, if deemed fit, pass, with or without modification, the ordinary resolutions set out below. Capitalised terms used but not otherwise defined in this Notice of General Meeting shall have the respective meanings ascribed thereto in the information circular of Gold Fields dated October 29, 2004 (the “Circular”) to which this Notice of General Meeting is attached.

1.	ORDINARY RESOLUTION NUMBER 1

“Resolved that the transfer to the IAMGold Group of the Acquired Interests, representing all of Gold Fields’ subsidiaries assets located outside the Southern African Development Community, in terms of the Transaction, details of which are reflected in the Circular, be and is hereby approved.”

2.	ORDINARY RESOLUTION NUMBER 2

“Resolved that any member of the board of directors of Gold Fields be and is hereby authorised to sign all such documents and do all such things as may be necessary for or incidental to the implementation of ordinary resolution number 1.”

VOTING AND PROXIES

Each Gold Fields Shareholder who, being an individual, is present in person or by proxy, or being a company, is represented at the General Meeting, is entitled to one vote on a show of hands, provided that a proxy shall, irrespective of the number of members he/she represents, have only one vote. On a poll, each Gold Fields Shareholder present in person or by proxy or represented shall have one vote for every share held by such Gold Fields Shareholder. A Gold Fields Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a Gold Fields Shareholder.

Certificated Gold Fields Shareholders and “own name” Dematerialised Gold Fields Shareholders who are unable to attend the General Meeting but wish to be represented thereat must complete and return the attached form of proxy (gold) to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by no later than 9:00 a.m. (South African time) on Friday, December 3, 2004. The completion of a form of proxy will not preclude a Gold Fields Shareholder from attending, speaking and voting at the General Meeting to the exclusion of any proxy so appointed.

Dematerialised Gold Fields Shareholders, other than those with “own name” registration, who wish to attend the General Meeting must request their CSDP or broker to provide them with a letter of representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such dematerialised Gold Fields Shareholders and their CSDP or broker.

GOLD FIELDS LIMITED

C Farrel
Corporate Secretary

October 29, 2004

(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI      ISIN: ZAE000018123
(“Gold Fields”)

FORM OF PROXY

FOR USE BY CERTIFICATED AND “OWN NAME” DEMATERIALISED GOLD FIELDS SHAREHOLDERS ONLY

For use by certificated and “own name” Dematerialised Gold Fields Shareholders at the General Meeting to be held at 24 St. Andrews Road, Parktown, Johannesburg, South Africa at 9 a.m. (South African time) on Tuesday, December 7, 2004.

Capitalised terms used but not otherwise defined in this form of proxy shall have the respective meanings ascribed thereto in the information circular of Gold Fields dated October 29, 2004.

I/We	(NAME IN BLOCK LETTERS)

of	Telephone – Work ( )	Telephone – Home ( )

being holder/s of                                                                              Gold Fields Shares, do hereby appoint:

1.	or failing him,

2.	or failing him,

the chairman of the General Meeting,

as my/our proxy to act for me/us and on my/our behalf at the General Meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the Gold Fields Shares registered in my/our name/s, in accordance with the following instructions (see note 2):

Number of votes on a poll (one vote per share)
	For	Abstain	Against
Ordinary resolution number 1
(Regarding the transfer of the Acquired Interests to the IAMGold Group

Ordinary resolution number 2
(Authorising the Gold Fields Board of Directors to perform necessary acts to give effect to resolution number 1)

Signed at	on	2004

Signature	Assisted (where applicable)

(Note: A Gold Fields Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to attend, speak and vote in his/her stead. Such proxy need not be a Gold Fields Shareholder.)

Please read the notes on the reverse side hereof.

NOTES:

1.	A Certificated Gold Fields Shareholder or “own name” Dematerialised Gold Fields Shareholder (in either case, a “Shareholder”) may insert the name of a proxy or the names of two alternatives proxies of the Shareholder’s choice in the space/s provided, with or without deleting “the chairman of the General Meeting”, but any such deletion must be initialled by the Shareholder. The person whose name appears first on the form of proxy and who is present at the General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2.	A Shareholder’s instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that Shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the General Meeting as he/she deems fit in respect of all the Shareholder’s votes exercisable thereat. A Shareholder or his/her proxy is not obligated to use all the votes exercisable by the Shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the Shareholder or by his/her proxy.

3.	This duly completed form of proxy must be returned to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by no later than 9:00 a.m. (South African time) on Friday, December 3, 2004.

4.	The completion and lodging of this form of proxy will not preclude the relevant Shareholder from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

5.	Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by Gold Fields’ transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited or Capita Registrars, or waived by the chairman of the General Meeting.

6.	Each Gold Fields Shareholder present and entitled to vote at the General Meeting as a registered member or as a representative of a body corporate shall on a show of hands have one vote only irrespective of the number of shares he/she holds/represents (provided that a proxy shall, irrespective of the number of members he/she represents, have only one vote) but in the event of a poll, such Gold Fields Shareholder or representative will have one vote for every share held by such Gold Fields Shareholder.

7.	Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

8.	Dematerialised Gold Fields Shareholders other than those with “own name” registration who wish to attend the General Meeting must request their CSDP or broker to provide them with a letter of representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such Dematerialised Gold Fields Shareholders and their CSDP or broker.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED
Date: 9 November 2004
By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs